Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: October 28, 2020

Announcement Regarding the Merger

On October 27, 2020, TOTVS S.A., a Brazilian corporation (“TOTVS”), filed the following documents with the Brazilian Exchange Commission (“CVM”) in connection with the proposed business combination (“Transaction”) of TOTVS and Linx S.A. (“Linx”):

1.	Material fact, regarding the call notice for the Extraordinary Shareholders Meeting of TOTVS to be held on November 27, 2020, at 10:00a.m. (“Shareholders Meeting”) (Exhibit 1);

2.	Call notice, inviting the shareholders of TOTVS to the Shareholders Meeting, at the headquarters of TOTVS, to consider and vote on the agenda described therein, in accordance with the management proposal of TOTVS (Exhibit 2);

3.	Management proposal and proxy statement of TOTVS with respect to the Shareholders Meeting, together with its appendices (Exhibit 3);

4.	Distance voting ballot for the Shareholders Meeting (Exhibit 4).

5.	Protocol and Justification of Merger of Shares Issued by Linx S.A. into Katrina Participações S.A., followed by merger of Katrina Participações S.A. into TOTVS S.A. (Exhibit 5)

6.	TOTVS’s Audit Committee opinion issued on October 23, 2020 (Exhibit 6)

7.	Minutes of TOTVS’s Board of Directors meeting held on October 23, 2020 (Exhibit 7)

Free translations into English of the above-mentioned documents are attached as Exhibits to this Form.

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

TOTVS S.A.

A publicly-held Corporation

Corporate Taxpayer Id. (CNPJ/ME) No. 53.113.791/0001-22

Company Registry (NIRE) 35.300.153.171

MATERIAL FACT

TOTVS S.A. (B3: TOTS3) (hereinafter referred to as “TOTVS”) hereby informs that, on this date, an extraordinary general meeting of its shareholders was called to resolve on the proposal to perform a corporate restructuring involving TOTVS, its subsidiary Katrina Participações S.A. (“Katrina”) and Linx S.A. (“Linx” and, jointly with TOTVS and Katrina, referred to as the “Companies”) that was the subject of a Protocol and Justification (“Protocol and Justification”) which, once approved by the shareholders of TOTVS and Katrina, will be submitted to Linx's shareholders, and will result (a) in TOTVS holding all the shares issued by Linx; and (b) in Linx's1 shareholders receiving (i) one common share issued by TOTVS, adjusted as provided in such Protocol and Justification, for each share issued by Linx that they own on the date the Transaction is consummated, and (ii) R$ 6.20 (six Reais and twenty cents), adjusted pro rata by the variation of the CDI rate, from the sixth month counted from August 14, 2020, considering that on the date the Transaction is consummated the total capital stock of Linx is represented by 179,428,737 (one hundred and seventy-nine million, four hundred and twenty-eight thousand, seven hundred and thirty-seven) common shares, ex-treasury. These amounts are also subject to the adjustments provided for in section 2 of such Protocol and Justification, being proposed that TOTVS's management is to proceed with such adjustments within the limits set forth in the Protocol and Justification, without the need for a new shareholders’ meeting approval.

The call of the shareholders’ meeting of TOTVS, as another important step towards the consummation of the Transaction, among other objectives, meets the expectations of the independent directors of Linx who, in interactions with the management of TOTVS and in public interviews, expressed (an unjustified) fear about the firmness of TOTVS’ proposal and the approval of the Transaction by TOTVS’ shareholders. Therefore, TOTVS’ management, having consulted a number of its main shareholders and in view of the positive opinions received, decided to promptly call the company’s shareholders to express their opinion on the Transaction first, before even submitting the matter to Linx’s shareholders, as TOTVS’ management firmly believes in the benefits that the Transaction will bring to both companies, their shareholders and other stakeholders.

1This estimate considered that, on the date of consummation of the Transaction, there will be 179,428,737 shares of Linx (considering a total of 189,408,960 shares, excluding 14,125,991 shares in treasury and including 4,145,768 shares resulting from the early vesting of stock option plans and deferred shares). The number of outstanding shares of Linx may vary until the date of consummation of the Transaction.

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This new step towards the conclusion of the process of the proposed business combination between TOTVS and Linx is another formal demonstration of the commitment of TOTVS’ management in making progress towards the success of this advantageous business combination.

Accordingly, TOTVS’ management provides a firm response once again and expects to receive a confirmation of this response from its own shareholders in regard to the expectations and comments made by Linx’s independent directors. TOTVS’ management firmly believes that, as publicly expressed by these directors, TOTVS’ proposal will continue to be examined in view of their legal duties and key fiduciary obligations as members of management of a publicly-held company, acting in benefit of all Linx’s shareholders, in a consistent and equanimous manner, and, to this end, promoting a procedure that will allow Linx’s shareholders to vote and choose the best proposal, without the undue coercion already established as illegitimate by the self-regulatory agency, and without the granting of asymmetric benefits to certain shareholders (whose necessary abstention, also established by the Brazilian Securities Commission (Comissão de Valores Mobiliários), does not make them less illegitimate and harmful to all Linx’s shareholders, whose interests TOTVS will always respect and protect, under the Transaction, as TOTVS has always done with its own shareholders).

Once the Transaction is approved by TOTVS’ shareholders, its effectiveness will still be subject to the approval of Linx’s shareholders and Brazilian antitrust authorities, in addition to other conditions listed in the Protocol and Justification (Protocolo e Justificação).

1.	Companies Involved in the Transaction and Activities thereof

1.1.               TOTVS.

(a) Identification. TOTVS S.A., a publicly-held corporation incorporated under the laws of Brazil, headquartered in the city of Sao Paulo, State of Sao Paulo (Brazil) at Avenida Braz Leme, 1000, Zip code 02511-000, with Tax Id. (CNPJ/MF) No. 53.113.791/0001-22.

(b) Activities. TOTVS's purpose has been to engage, as it will continue to do so after the Transaction, in the development and implementation of management and productivity platforms specialized in the various segments in which the company operates, maintaining its registration as a publicly-held company.

1.2.               Linx.

(a) Identification. Linx S.A., a publicly-held corporation incorporated under the laws of Brazil, headquartered in the city of Sao Paulo, State of Sao Paulo (Brazil), at Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, room 1, Birmann 21 Building, Zip code 05425-902, registered with Corporate Taxpayer Id. (CNPJ/ME) No. 06.948.969/0001-75.

(b) Activities. Linx's main activities are the provision of infrastructure and hardware services; management, monitoring and storage of data in a cloud environment (i.e., cloud computing); advice and development of computerized systems (software); and the provision of such

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systems for the management and automation of business organizations, especially in the retail industry.

1.3.               Katrina.

(a) Identification. Katrina Participações S.A., a Brazilian corporation headquartered in the city of Sao Paulo, State of Sao Paulo (Brazil), at Avenida Braz Leme nº 1,000, Block B, 3rd floor, Casa Verde district, Zip code 02511-000, with Corporate Taxpayer Id. (CNPJ/ME) No. 37.896.148/0001-66.

(b) Activities. Katrina is a non-operating company, the purpose of which is to hold interests in other companies or enterprises, and the shares of which are, on this date, fully owned by TOTVS, and which will be extinguished as a result of said Transaction.

2.	Description and purpose of the Transaction

2.1.               Description. The Transaction will comprise the following steps:

The transaction ("Transaction") will comprise the following steps:

(a)	Katrina’s capital increase upon issuance of at least one hundred sixty-three million five hundred thousand (163,500,000) new common shares without par value, which shall be fully subscribed and paid-up by TOTVS, in Reais, until the date of consummation of the Transaction (the “Closing Date”), for the total issue price of at least one billion one hundred twenty-five million Reais (R$1,125,000,000.00), of which at least one billion one hundred fifteen million Reais (R$1,115,000,000.00) shall be allocated for the creation of a capital reserve (“Katrina Capital Increase”)
(b)	on the same date, as a subsequent and interdependent act of Katrina’s Capital Increase, a merger of all the shares issued by Linx into Katrina, by their book value, resulting in the issuance by Katrina, to the shareholders of Linx who owned the merged shares (“Linx’s Shareholders”), of common shares and redeemable preferred shares issued by Katrina, provided that for each common share issued by Linx four common shares and one redeemable preferred share issued by Katrina shall be delivered, as set forth in the Protocol and Justification (“Merger of Linx Shares”) for the total issue price of at least six billion sixteen million two hundred forty-five thousand five hundred fifty-one Reais and sixty-one cents (R$6,016,245,551.61), of which at least five billion one hundred nineteen million one hundred one thousand eight hundred sixty-six Reais and sixty-one cents (R$5,119,101,866.61) shall be allocated for the creation of a capital reserve. These amounts are subject to the adjustments provided for in section 2 of the Protocol and Justification, with TOTVS’ management being authorized to make such adjustments within the limits set forth in the Protocol and Justification, without the need for a new shareholders’ meeting approval.
(c)	as a subsequent and interdependent act of the Merger of Linx Shares, there will be a redemption of all the preferred shares issued by Katrina, upon payment, for each preferred share being redeemed, of the Redemption Value, as defined in the Protocol

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and Justification (the “Redemption”). Upon Redemption, Katrina’s preferred shares will be cancelled against the capital reserve; and

(d)	on the same date, as a subsequent and interdependent act of the Redemption, which is proposed to be approved in advance with effectiveness subject to the completion of the previous steps, the merger of Katrina into TOTVS for Katrina’s equity book value (already taking into consideration the effects of Katrina’s Capital Increase, the Merger of Linx Shares and the Redemption), with the consequential winding-up of Katrina and succession, by TOTVS, of all Katrina’s properties, rights and obligations, with the consequent migration of Linx’s Shareholders to become TOTVS’s shareholders (“Merger of Katrina”). After the Transaction is consummated, Linx will preserve its own existence as a legal entity, keeping also its shareholders' equity, and no legal succession will take place.

The completion of the Merger of Linx's Shares, the Redemption and the Merger of Katrina will depend on the following acts ("Corporate Approvals"), which, to the exception of the extraordinary general meeting of TOTVS, already called, should tentatively take place on the same date:

(a)	extraordinary general shareholders meeting of Linx to, in the following order, (i) confirm that the provisions of Article 43 of Linx's Bylaws will not be applicable to the Transaction, in the sense that it will not be required to perform the mandatory tender offer to acquire Linx's shares as provided for therein; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its managers, of the new shares to be issued by Katrina;
(b)	extraordinary general shareholders meeting of Katrina to, in the following order, (i) approve Katrina's Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of auditors Deloitte Touche Tohmatsu Consultores Ltda. (“DTT”) to perform the appraisal and determine the market value of the shares issued by Linx to be merged into Katrina, already considering the effects of the Katrina's Capital Increase (“Linx Shares Appraisal Report”); (iv) approve the Linx Shares Appraisal Report of Linx's Shares; (v) approve the creation of a new class of preferred shares; (vi) approve the Merger of Linx's Shares; (vii) approve the capital increase to be subscribed and paid in by Linx's managers, with the consequent amendment to its bylaws; (viii) approve the Redemption, with the consequent amendment to its bylaws; (ix) approve the Merger of Katrina into TOTVS; and (x) authorize the subscription, by its managers, of the new shares issued by TOTVS; and
(c)	extraordinary general shareholders meeting of TOTVS, called on this date, to, in the following order, (i) examine, discuss and approve the Protocol and Justification, as proposed by TOTVS management to be subsequently submitted to Linx's shareholders; (ii) ratify the appointment of the specialized auditing company Ernst & Young Auditores Independentes S.S. (“EY”), as responsible for preparing the appraisal report of Katrina shareholders' equity to be considered for the Merger of Katrina into TOTVS, as an act subsequent to the merger of Linx's shares into Katrina and the Redemption referred to in the Protocol and Justification (the “Katrina Appraisal Report”); (iii) approve Katrina Appraisal Report; (iv) approve the

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proposed Transaction under the terms of the Protocol and Justification, the consummation of which will be subject to its subsequent approval by Linx's shareholders and by the Brazilian antitrust authorities, and to the other conditions as provided for in section 3.1 of the Protocol and Justification; (v) approve, once the merger of Katrina is completed, the increase of TOTVS's capital stock by issuing 179,428,737 (one hundred and seventy nine million, four hundred and twenty eight thousand and seven hundred and thirt seven) new common shares for the total issue price of R$4,910,209,947.18 (four billion, nine hundred and ten million, two hundred and nine thousand, nine hundred and forty-seven reais and eighteen cents)2, of which R$738,832,883.03 is allocated to the capital stock and the amount of R$4,171,377,064.16 was destined to the formation of a capital reserve, pursuant to the provisions of Article 182, Paragraph 1, 'a' of Law 6,404/76, all to be subscribed and paid in by Katrina's managers, for the benefit of its shareholders, with the consequent amendment to Article 5 of the TOTVS’ bylaws; and (vi) approve the investment by TOTVS in Katrina, in an amount sufficient to pay the Redemption Value (as defined in the Protocol and Justification) in the amount of at least R$1,125,000,000 (one billion, one hundred and twenty-five million Reais), adjusted as provided for in section 2 of the Protocol and Justification, upon the subscription of new shares, with the TOTVS’ management being authorized to make such adjustments within the limits set for therein, and for that purpose a new authorization by a meeting will not be required.

After all such corporate approvals, the Transaction will be consummated, and the shares issued by Linx will no longer be traded, within a maximum period of 10 business days from the implementation of the following conditions: (i) approval of the Transaction by CADE (the Brazilian Antitrust Agency); (ii) effectiveness of TOTVS’s registration statement on form 4 with the SEC (“Form F-4”) for the purpose of calling, performing, and approving the Transaction by the corresponding General Shareholders' Meeting of Linx; (iii) confirmation by Linx or by TOTVS, as the case may be, of the obligations to maintain the normal course of business, and other obligations, and the absence of a Material Adverse Change, as provided for in the Protocol and Justification; (iv) confirmation, by Linx or by TOTVS, as the case may be, of the veracity and accuracy in all its relevant aspects of the representations and warranties provided in the Protocol and Justification, being the sole responsibility of the other party, at its sole discretion, to expressly waive the confirmation of one or another representation; (v) (i) Linx shall have obtained the third-party consents for agreements which the early maturity would result in an amount equal to or higher than fifty million Reais (R$50,000,000.00), individually or in the aggregate; (ii) nonexistence of obligations that excee fifty million Reais (R$50,000,000.00), individually or in the aggregate, which may have their early maturity or other applicable penalties declared as a result of the Transaction (“Obligations Subject to Early Maturity”); (iii) settlement, by Linx, of all Obligations Subject to Early Maturity, in full and without any future obligations for Linx as a result of such settlement; or (iv) availability of cash at Linx, in an amount corresponding to at least 100% of the amount required to settle all Obligations Subject to Early Maturity (including any applicable penalties); (vi) absence of any law or order issued or enacted by a competent

2 Katrina's equity value corresponding to the interest of Linx's shareholders after the Merger of Linx's Shares into Katrina and the Redemption.

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governmental authority, court, judicial authority or arbitration panel that could prevent the Transaction to be consummated; and (vii) compliance by the parties of the corresponding relevant obligations under the Protocol and Justification.

2.1.1.          The Companies will disclose a new "Material Fact" on the date the Transaction is consummated.

2.2.               Purpose of the Transaction. The purpose of the Transaction is to merge Linx into TOTVS with Linx becoming a wholly-owned subsidiary of TOTVS, and as a result thereof Linx's Shareholders will receive, for each share issued by Linx that they own on the date the Transaction is consummated, (i) one common share issued by TOTVS, adjusted as provided for in the Protocol and Justification, in addition to (ii) R$ 6.20 (six Reais and twenty cents), adjusted pro rata by the CDI rate variation starting from the sixth month counted from August 14, 2020 and adjusted as provided for in the Protocol and Justification.

3.	Key benefits, costs and risks of the Transaction

3.1.               Key Benefits. The operation aims to create a reference company in the software and technology market, with extensive capillarity and extensive experience in several business verticals, capable of extracting value from the operating and financial synergies resulting from such combination. In the view of TOTVS, the following strategic attributes make the Transaction meritorious for the shareholders of both Companies:

  The combination of said Companies would create the largest software and technology company in Latin America with shares listed on the stock exchange, supported by a solid financial and cash generation performance. Its competitive position, as well as its scale of business, would turn the combined company into the fittest candidate to lead the growing market for cloud-based SaaS solutions in Brazil.
  Such combination of Companies would result in a complete software platform with complementary capabilities, able of generating revenue synergies in the following dimensions:
    Management - Linx would gain access to TOTVS's wide distribution network and expand its presence in management systems, benefiting from the distribution model based on regional branches, franchises and partnerships. In addition to gaining more ability to attract new clients and customers, the products of the Linx Core family, such as PoS, CRM, NFe and connectivity solutions also have business and technological appeal to a large part of TOTVS's current client base, indicating a high potential for synergies revenue. On the other hand, Linx's relevant presence in the retail channels would be complementary to TOTVS's portfolio, creating a potential to generate incremental sales, especially in products such as HR solutions, productivity tools, management systems (ERP) and credit solutions.
    Techfin - The combination of products belonging to the Linx Pay Hub and TOTVS's B2B credit platform would result in a complete Techfin ecosystem,

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    capable of penetrating a wide range of sectors and clients/customers. The combined portfolio would include, among others, B2B credit, payroll loans, EFT, virtual gateway and digital payment systems.
    Business Performance - Acceleration of TOTVS's digital products strategy, adding Linx's extensive portfolio of digitalization solutions. The combination of such Companies would create a one-stop-shop platform to serve clients and customers of different sizes in their omnichannel transformation journeys and implementation of integrated e-commerce systems. By expanding their digital capabilities, the resulting combined company would achieve greater relevance to its client/customer base and expand its possibilities for future growth.
    Big Data - The combination of such two companies would create one of the most sophisticated data lakes among Brazilian companies, able of accelerating the achievement of synergies and particularly developing digital products in the Business Performance and Techfin segments. In the view of TOTVS, when implementing monetization strategies, such combined company could convert their solid databases into actionable insights for the business, with a potential positive impact on new revenues and sales efficiency.
  In addition to potential revenue synergies, TOTVS believes that it will achieve significant synergies in costs and expenses from the integration of both Companies' operations. The resulting company, taking advantage of the scalability of its business, would be able to leverage economies of scale and explore efficiency gains in the following dimensions:
    General & Administrative Expenses - In TOTVS's view, there is ample room for efficiency gains through the rationalization of shared services, especially by eliminating duplicate structures. In addition, the resulting company would have greater potential to explore more favorable contracts for purchases and services, with an impact on its direct and indirect costs.
    Sales & Marketing - Due to the nature of their product portfolios, the combination between said Companies will allow greater efficiency in sales by distributing highly complementary software solutions to the same client/customer base. The restructuring of Linx's sales channels, integrating them into TOTVS's distribution network, represents an opportunity to capture potential synergies in expenses and reduce the combined costs.
    Research & Development - TOTVS expects to achieve reduced costs in aspects such as information technology, systems maintenance and expenses connected to technology infrastructure. In TOTVS’ view, it is possible to reorganize the technology areas to achieve significant savings by consolidating duplicate systems, combining software development structures and eliminating redundant tools, among other measures.

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    Service Implementation - Currently, a substantial portion of TOTVS' distribution and support activities are carried out through franchisees and outsourced partners. On the other hand, Linx's sales operations are still mainly based on its own teams to implement and distribute its solutions. Such asymmetry is potentially addressable through the integration of Linx's channels into TOTVS's structure, creating a cost-efficient business and service network with broader reach.
  The Transaction, in addition to revenue and cost synergies, has the potential to generate amortized goodwill from the acquisition of Linx's assets by TOTVS in the course of its business plans. This factor contributes to the consolidation of a more efficient corporate structure.
  TOTVS has extensive experience in creating value from acquisitions of software companies, a key aspect to reduce integration risks and capture potential upsides of the Transaction. TOTVS's integration model consists of four main value levers: increasing cross-selling, agile integration of the product portfolio, exploring cost synergies and reducing the churn rate to a minimum.
    Favorable History of Acquisitions - Over the past few decades, TOTVS has accredited itself as one of the most successful Brazilian companies to perform an inorganic growth strategy through acquisitions. The model adopted has been able of delivering remarkable results to TOTVS’ shareholders in terms of creating value and synergies. TOTVS's executive officers were personally involved in some of the most iconic transactions in the Brazilian software market, including the acquisitions of Supplier, Datasul, RM Sistemas and Logocenter.
o	Reduced Integration Risks - TOTVS and Linx share similar growth stories, with similar business strategies, based on the creation of complete ecosystems based on their products and services. In TOTVS's view, such factors considerably reduce integration risks, transition costs and other potential friction points. Both companies have built up a significant share of their software portfolios through intense M&A activity, integrating new talents and expanding their ecosystems. Moreover, in TOTVS's view the fact that the two Companies are listed on the Novo Mercado brings advantages in a potential combination of corporate structures, opening space for a more fluid integration process.

Taking into account the factors shown above, the Business Combination Transaction with Linx is consistent with TOTVS's strategy to create value for its shareholders, strengthening a sustainable competitive position in our markets.

3.2.               Costs of the Transaction. The managements of both Companies estimate that the costs of carrying out the Transaction will be of approximately R$ 30.5 million, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the transaction.

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3.3.               Risks of the Transaction. With this Transaction TOTVS seeks to integrate its own businesses with Linx's businesses and take advantage of the synergies achieved with such integration. Such integration process can result in difficulties of an operational, business, financial, contractual and technological nature, which could mean that the expected synergies would not be achieved, that losses might occur, or TOTVS may incur unforeseen expenses. In addition, measures aimed at integrating both companies may divert the management's attention from existing businesses. For this reason, TOTVS may not be able to successfully implement the integration of Linx, or to achieve the expected returns on investments connected to the Transaction, which may adversely affect TOTVS.

Part of the consolidated revenue and the result of TOTVS will come from Linx. Any future negative financial result of Linx may affect TOTVS's financial result.

The market value of TOTVS's Shares at the time the Transaction is consummated may vary significantly as regards the price of shares existing on the date the Transaction was proposed by TOTVS's management to Linx's management. The change in stock prices can occur as a result of a variety of factors that are beyond the control of Companies including changes in their business, operations and projections, schedule and regulatory issues, general market and economic conditions as well as those connected to the industry.

There are also risks regarding the implementation of the Transaction itself, as it is still subject to approval by Linx shareholders and the verification of certain suspensive conditions that, ultimately, are beyond the control of Companies, such as, for example, approval by the Brazilian antitrust authorities.

4.	Share exchange ratio and criteria to determine it

4.1.               In the Merger of Linx's Shares: Linx's shareholders will receive four common shares and one redeemable preferred share issued by Katrina for each of Linx's common share that they own on the date the Transaction is consummated, resulting in the total issue by Katrina of 897,143,685 shares, all of them being registered shares with no par value, of which 717,714,948 will be common shares and 179,428,737 will be redeemable preferred shares.

4.2.               In the Merger of Katrina: Linx's Shareholders will receive one common share of TOTVS for each set of four common shares of Katrina owned by them on the date on which the Transaction is consummated, resulting in the total issue, by TOTVS, of 179,428,737 common shares, all of them being registered shares with no par value.

4.3.               Criteria. The exchange ratio was proposed by the management of TOTVS based on several aspects, including the respective market values of the Companies; the historically exchange ratio between the Companies; the potential synergies from a business combination; the valuation of the Companies using the Enterprise Value divided by EBITDA; a discounted cash flow analysis, among other methodologies. A fairness opinion was issued to the Board of Directors of TOTVS confirming that such exchange ratio is fair.

The redemption value of Katrina's preferred shares and the number of TOTVS shares to be transferred to Linx shareholders after the Transaction were determined in a way that Linx’s

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shareholders will receive, for each 1 share issued by Linx, 1 share issued by TOTVS plus R$6.20 in cash.

This payment structure allows Linx's shareholder, at its discretion, the opportunity to remain a shareholder and participate in the benefits of potential synergies resulting from the business combination with TOTVS. As described in the Material Fact published on October 8, 2020, the business combination may generate operating synergies currently estimated at a net present value of approximately R$ 3.2 billion.

5.	Transaction to be Submitted to Brazilian and Foreign Authorities

5.1.               The consummation of the Transaction will be subject to approval by CADE in Brazil, in addition to the effectiveness of the registration statement (“Form F-4”) filed by TOTVS with the SEC for purposes of calling, holding and approving the Transaction at the Linx’s general shareholders’ meeting. Aiming to keep the market and its shareholders informed, the Companies will disclose “Notices to the Market” when the main steps required for the Transaction to be approved by CADE and registered with the SEC occur.

6.	Right of Withdrawal and Amount of Reimbursement

6.1.               Right of Withdrawal in the Acquisition of Linx's Shares. Shareholders who dissent from the resolution that may approve the Acquisition of Linx's Shares and who express their intention to withdraw from Linx within 30 days counted from the date of publication of the minutes of Linx's extraordinary general meeting that approves the Acquisition of Linx's Shares, under the provisions set forth in article 230 of Brazilian Law No. 6,404/76, will be entitled to be reimbursed for Linx's shares that they own, due to the proven and uninterrupted ownership of Linx's shares, from the date of the first publication of the call notice for the meeting, or on the date the corresponding material fact is released on such resolution, if released prior to the meeting. The amount to be paid as a refund will correspond to the amount of the shareholders' equity of Linx's share, calculated based on the last approved balance sheets of Linx (on such date, and also on those prepared on December 31, 2019 and approved at the annual general shareholders' meeting held on April 30, 2020), which corresponds to R$9,45 per share, without prejudice to the right of preparing a special balance sheet.

6.2.               When Linx's general shareholders' meeting is called to resolve on the Transaction, the companies will present, in addition to the documentation that is being submitted to TOTVS's general shareholders' meeting called for November 27, 2020, Appendix 20 to the CVM Instruction 481/09, which will detail and update the information regarding the reimbursement to be eventually paid to Linx's dissenting shareholders.

6.3.               Right of Withdrawal in the Acquisition of Katrina. As TOTVS will be the sole shareholder of Katrina on the date of Katrina's extraordinary general meeting that decides on its merger into TOTVS, there is no need to talk about dissenting shareholders or the right of withdrawal as a result of this stage of the Transaction.

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7.	Share exchange ratio pursuant to Article 264 of the Brazilian Corporations Act

7.1.               As TOTVS and Linx are independent parties, there is no need to talk about applying the provisions of Article 264 of Brazilian Law No. 6,404/76 (the Brazilian Corporations Act).

8.	Additional relevant information

8.1.               In the event that the Panel of CADE may (i) impose restrictions as a condition precedent for approving the Transaction and, after making their best efforts, TOTVS and Linx are unable to meet the requirements of such restrictions, or (ii) may disapprove the Transaction, Linx may consider the Transaction as terminated and will be entitled to receive from TOTVS, as liquidated damages for losses and damages, the amount of R$100,000,000 (one hundred million Reais), payable in the local currency of Brazil in a single cash installment, within 30 days from Linx's notice sent to TOTVS accordingly, and Linx may not require any additional amount due to the non-consummation of the Transaction, as provided for in the sole paragraph of article 416 of the Brazilian Civil Code.

8.2.               Except for the provisions of section 8.1 above, if the Transaction is not consummated within 18 months counted from the date of its execution, once the Transaction is approved by the shareholders of both TOTVS and Linx, and such delay is due to fault or intent of either TOTVS or Katrina on the one hand, or Linx on the other hand, or even due to fault or intent of their corresponding managements, in which case the other company that is not responsible for such delay may, at its sole discretion, (i) extend the 18-month period hereby agreed to allow the Transaction to be consummated; or (ii) consider the Transaction as terminated, becoming entitled to receive, as liquidated damages for losses and damages, the amount of R$ 150,000,000, payable in the Brazilian local currency in cash and in a single installment, within 30 days from the notice sent for that purpose, and the other Party will not be entitled to require any additional amount due to the non-consummation of the Transaction, as provided for in the sole paragraph of Article 416 of the Brazilian Civil Code.

8.3.               Either party may remedy or cause non-compliance with any of the obligations under the Protocol and Justification to be remedied within up to 30 days from the date on which a notice is sent by the other party to do so.

8.4.               Also, for clarification purposes, the payment by Linx of the penalty referred to in section 7.1 of the Protocol and Justification will result in the option by of TOTVS and its managers to, in its sole discretion, not proceeding with the Transaction, even if, after the Transaction is approved by the shareholders of TOTVS at a general meeting, if TOTVS exercises such right, the Protocol and Justification and the corresponding approval thereto will cease to take effect, without any indemnity or payment of losses being payable by each party to each other.

8.5.               If, as of this date, Linx makes any distribution of dividends or interests on equity, the amount to be paid to Linx's Shareholders as a result of the Redemption will be reduced proportionately considering such distributions.

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8.6.               It will be responsibility of TOTVS's managers to perform all actions necessary to effectively implement the merger of Katrina into TOTVS, including the cancellation of Katrina's registration with the competent federal, state and municipal authorities of Brazil, as well as the maintenance of Katrina's accounting books for the term required by law.

8.7.               The Protocol and Justification and the appraisal reports will remain available to the shareholders of the Companies at their corresponding head offices as of this date, on the TOTVS Investor Relations website (http://ri.totvs.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br) and B3 - Brasil, Bolsa, Balcão (http://www.b3.com.br).

8.8.               For further clarification, please contact TOTVS's Investor Relations Department.

Sao Paulo (SP, Brazil), October 27, 2020.

Gilsomar Maia Sebastião

Chief Financial and

Investor Relations Officer

Investor Relations

Phone: (+55 11) 2099-7773/7097/7089/7105

ri@totvs.com.br | http://ri.totvs.com/en

Absence of Offer or Request

This Notice of Material Fact is for informational purposes only and does not constitute an offer to sell or a request to subscribe or purchase shares, nor does it replace any offer material that TOTVS will, if necessary, file with the SEC. No offer of securities will be made in the United States, except by means of a prospectus that meets the requirements of Section 10 of the US Securities Act of 1933, or based on the waiver provided for therein.

Additional Information and where it can be found

With respect to the proposed transaction, TOTVS will file with the SEC all relevant documents as required by the corresponding applicable laws and regulations. INVESTORS ARE RECOMMENDED TO READ CAREFULLY AND FULLY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX, THE PROPOSED TRANSACTION AND RELATED MATTERS. All documents filed with the SEC connected to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and on TOTVS's investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice of Material Fact may contain forward-looking statements. Such statements are not historical facts and are based on the management's current view and estimates of future

13

economic circumstances, industry conditions, company performance and financial results. The words "anticipate", "believe", "esteem", "expect", "plan" and similar expressions, with respect to the company or the Transaction, are intended to identify forward-looking statements. Statements connected to the declaration or payment of dividends, the implementation of the key operating and financial strategies and capital expenditure plans, the direction of future operations and the factors or trends that affect the financial condition, liquidity or results of operations, are examples of forward-looking statements. Such statements reflect the management's current views and are subject to a number of risks and uncertainties. There is no guarantee that the events, trends or expected results will actually happen. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ substantially from current expectations.

EXHIBIT 2

TOTVS SA
A publicly-held Corporation
Corporate Taxpayer Id. (CNPJ) No. 53.113.791/0001-22

Meeting Notice

Extraordinary General Meeting

The shareholders are hereby invited to meet at the Extraordinary General Meeting (“EGM”) of TOTVS S.A. (the "Company"), which will be held on November 27, 2020, at 10:00 a.m., at the Company's headquarters located at Avenida Braz Leme, 1000, Block A, 1st floor, Espaço Arena, offices 7 and 8, Casa Verde district, city of São Paulo, State of São Paulo, Brazil, Zip code 02511-000, with the following agenda:

(a)	examining, discussing, and approving the Protocol and Justification for the Acquisition of the shares of Linx S.A. (“Linx”) by Katrina Participações S.A. (“Katrina”), a corporation whose shares are, on this date, wholly owned by the Company, followed by the acquisition of Katrina by the Company, as proposed by the Company's management which will then be submitted to Linx's shareholders/partners (“Protocol and Justification”) (“Transaction”);
(b)	ratifying the appointment of the specialized auditing company Ernst & Young Auditores Independentes S.S. to prepare the Appraisal Report of Katrina’s Shareholders’ Equity to be considered for the acquisition of Katrina by the Company, as an act subsequent to the acquisition of Linx's shares by Katrina and to the Redemption referred to in the Protocol and Justification (the “Appraisal Report”);
(c)	approving the Appraisal Report;
(d)	approving the proposed Transaction under the terms of the Protocol and Justification, the consummation of which will be subject to its subsequent approval by Linx's shareholders and by the Brazilian antitrust authorities, also complying with the other conditions provided for in section 3.1 of the Protocol and Justification;
(e)	approving, once the acquisition of Katrina is consummated, the increase in the Company's capital stock through the issuance of new common shares, to be subscribed and paid in by Katrina's management, to the benefit of its shareholders at the time, with the consequent amendment to the caption of Article 5 of the Company's Bylaws, as detailed by the Management’s proposal.
(f)	approving the investment by the Company in Katrina, in an amount sufficient to pay the Redemption Amount (as defined in the Protocol and Justification), with the adjustments provided for in section 2 of the Protocol and Justification, upon the subscription of new shares, and the Company's management are hereby authorized to make the referred revisions within the limitations set forth therein, and for that purpose a new authorization by a meeting will not be required;

(g)	increasing the authorization limit for capital increase regardless of any amendment to the Bylaws to R$4,500,000,000.00 (four billions and five hundred million Reais), with the consequent amendment to the caption of Article 6 of the Company's Bylaws.
(h)	giving the due consent to the Company's managers to perform all actions required to complete the Transaction.

The events described in paragraphs (a) a to (f) of this meeting notice are reciprocally interdependent legal transactions, such that an action will not be effective if the remaining actions are not effective. Accordingly, if the EGM approves one of the topics contained in paragraphs (a) to (f), but rejects another topic contained in one of such items, the items approved will not take effect.

Pursuant to article 10, paragraph 5 of the Company's Bylaws, Shareholders are requested to submit, at least 48 (forty-eight) hours in advance of the scheduled Meeting date, in addition to the identification document and/or relevant corporate actions that prove legal representation, as the case may be: (i) proof issued by the bookkeeping entity, no later than five days before the scheduled Meeting date; (ii) the instrument of power of attorney; and/or (iii) as regards those Shareholders taking part in the fungible custody of registered shares, a statement showing the corresponding shareholding, issued by the competent body. A shareholder that wishes to do so may choose to exercise his/her/its voting right by the remote voting system, pursuant to CVM Instruction No. 481/09, by sending the corresponding distance voting ballot through their corresponding custodians or directly to the Company, according to the guidelines contained in section 12.2 of the Company's Reference Form (except for the signature notarization, as explained in the paragraph hereinbelow) and the Management Proposal for the corresponding Meeting.

Considering the current guidelines of the Brazilian Ministry of Health and the Government of the State of Sao Paulo (Brazil) to prevent and control infections by the new Coronavirus (COVID-19), the Company suggests to its shareholders that, if possible, preference is given to the use of the Distance Voting Ballot to take part in the Extraordinary General Meeting hereby called. The Company hereby also informs that it will accept, exceptionally for this General Meeting, as a way to facilitate the participation of its remote shareholders, instruments of powers of attorney and distance voting ballots without any certified signature, notarization or consularization being required. Copies of the documents to be discussed at the Company's Meeting convened hereby, including those required by CVM Instruction 481/09, are available to the Shareholders whether at the Company's headquarters, on its Investor Relations website (http://ri.totvs.com), as well as on the corresponding websites of the CVM (Brazilian Securities and Exchange Committee) and B3 stock exchange.

São Paulo, October 27, 2020.

LAÉRCIO JOSÉ DE LUCENA COSENTINO
Chairman of the Board of Directors

EXHIBIT 3

TOTVS S.A.

Corporate Taxpayer Id. (CNPJ/ME) No. 53.113.791/0001-22

Corporate Registry (NIRE) 35.300.153.171

MANUAL FOR PARTICIPATING AND MANAGEMENT PROPOSAL FOR EXTRAORDINARY GENERAL MEETING

November 27, 2020

TABLE OF CONTENTS

Sumário

1. MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS 4

2. AGENDA OF THE MEETING AND PROPOSAL FROM THE MANAGEMENT 5

⇨ Review, discussion and approval of the Protocol and Justification 7

⇨ Ratification of the Appointed Specialized Company 7

⇨ Approval of Katrina's Appraisal Report 8

⇨ Approval of the Transaction 8

⇨ Approval of TOTVS's Capital Increase 8

⇨ Company's investment in Katrina 8

⇨ Increase in the limit of the authorized capital 9

3. GUIDELINES FOR TAKING PART IN MEETINGS 9

3.1. DATE, TIME, AND PLACE OF MEETINGS 9

3.2. REQUIRED DOCUMENTS 9

3.3. DISTANCE VOTING BALLOTS 9

3.4. QUORUM TO ESTABLISH A MEETING 10

3.5. ADDITIONAL INFORMATION AND WHERE IT CAN BE FOUND 11

4. LINKS OF INTEREST 12

APPENDIX I.1 PROTOCOL AND JUSTIFICATION 14

APPENDIX I.8. PROJECT OF TOTVS'S BYLAWS 17

1. MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Sao Paulo (SP - Brazil), October 27, 2020

Dear shareholders,

We are pleased to invite everyone, on behalf of the Board of Directors, to attend the Annual and Extraordinary General Shareholders Meeting of TOTVS S.A. (hereinafter referred to as "TOTVS") to be held on November 27, 2020 at 10:00 am, at the headquarters of TOTVS located at Avenida Braz Leme, 1.000, Bloco A, 1st floor, Espaço Arena, offices 7 and 8, Casa Verde district, in the city of Sao Paulo, State of Sao Paulo, Brazil, under the terms of the Call Notice to be published in the Valor Econômico newspaper and in the Official Gazette of the State of Sao Paulo (the "Meeting").

The matters to be resolved at the Meeting are described in the Call Notice and in this document, which includes the management's proposal and the general guidelines to participate in the Meeting. I kindly ask everyone to carefully examine the documents related to the Meeting that are available at the headquarters of TOTVS, on the Investor Relations website, on the links pointed out in the corresponding section of this Manual, and on the websites of the Brazilian Securities and Exchange Commission (www. cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão stock exchange (www.b3.com.br).

Yours faithfully,

The events described hereinabove are interdependent legal businesses; an action will not be effective if the remaining actions are not effective. Accordingly, if the Meeting rejects any of the matters on the agenda or if the corporate approvals as provided for in the Protocol and Justification are not obtained, the matters eventually approved at the Meeting will not take effect. Further information on the Transaction, as required by article 20-A of CVM Instruction No. 481/09, can be found in Appendix I to this Proposal.

Now, therefore, let us move on to what is proposed in each topic on the Agenda:

⇨ Review, discussion and approval of the Protocol and Justification

It is proposed that the Protocol and Justification be approved, which contains the conditions of the proposal and the justification from the Company's management for the Transaction, presented to Linx's management, to be subsequently submitted to Linx's shareholders. The Protocol and Justification constitutes Appendix I.1 to this proposal.

⇨ Ratification of the Appointed Specialized Company

It is hereby proposed that the appointment by TOTVS's management of the specialized auditing company Ernst & Young Auditores Independentes SS (with Tax Id. "CNPJ/ME" number 61.366.936/0011-05) be confirmed, for it to prepare the appraisal report of Katrina's shareholders' equity ("**Katrina's Appraisal Report**"). The information required by article 21 of CVM Standard 481/09 constitutes Appendix II to this proposal.

⇨ Approval of Katrina's Appraisal Report

It is hereby proposed that Katrina's Appraisal Report dated July 31, 2020 be approved. Katrina's Appraisal Report is shown in Appendix I.7 to this proposal.

⇨ Approval of the Transaction

It is hereby proposed that the Transaction be approved, under the terms and conditions set forth in the Protocol and Justification, the consummation of which will be subject to its subsequent approval by Linx's shareholders and the Brazilian antitrust authorities, and to the other conditions provided for in section 3.1 of the Protocol and Justification, being the Company's management authorized to perform any and all additional acts required to make it effective.

⇨ Approval of TOTVS's Capital Increase

It is hereby proposed to approve, subject to the consummation of the merger of Katrina, to be certified by the Company's Board of Directors as proposed in section 3.3. of the Protocol and Justification, and to the adjustments provided for in the Protocol and Justification, the issuance of 179,428,737 new common shares by TOTVS at the total issue price of R$4,910,209,947.18, of which R$738,832,883.03 will be allocated to the capital stock, and the balance, in the amount of R$4,171,377,064.16 will be allocated to the creation of a capital reserve as provided for in Article 182, §1º, 'a' of Brazilian Law No. 6.404/76, all of them to be subscribed and paid in by Katrina's management, to the benefit of its shareholders, with the consequent amendment of the *caption* of Article 5 of the Company's bylaws, which, upon the consummation of the Transaction (and subject to other adjustments that may be possibly required as a result of events subsequent to this date), take effect with the following and new wording:

The information required by article 11 of CVM Standard 481/09 are shown in Appendix III to this proposal.

⇨ Company's investment in Katrina

⇨ Increase in the limit of the authorized capital

As a result of the capital increase resulting from the Transaction, it is also proposed to increase the authorization limit to increase the capital stock regardless of any amendment to the Bylaws to R$4,500,000,000 (four billion and five hundred thousand Reais), with the consequent amendment to Article 6 of the Company's bylaws, which, upon the consummation of the Transaction (and subject to other adjustments that may be possibly required as a result of events subsequent to this date), take effect with the following and new wording:

The information required by article 11 of CVM Standard 481/09 is shown in Appendix III to this proposal.

3. GUIDELINES FOR TAKING PART IN MEETINGS

3.1. DATE, TIME, AND PLACE OF MEETINGS

DATE AND TIME: November 27, 2020, at 10:00 a.m. Interested parties are recommended to show up at the venue one (1) hour ahead of the scheduled time.

PLACE: TOTVS headquarters, located at Avenida Braz Leme, 1.000, Bloco A, 1st floor, Espaço Arena, offices 7 (seven) and 8 (eight), Casa Verde district, in the city of Sao Paulo, State of Sao Paulo, Brazil.

3.2. REQUIRED DOCUMENTS

3.3. DISTANCE VOTING BALLOTS

Any shareholder may exercise his/her/its voting rights by filling out and delivering the distance voting ballot. Shareholders holding shares issued by the Company deposited in a central securities depository may transmit their voting instructions to fill in the distance voting ballot through their corresponding custody agents, if they provide such kind of service.

The collection and transmission of voting instructions can also be carried out by Banco Itaú, TOTVS's stock bookkeeping agent, through an electronic platform. For such purpose, the corresponding shareholder must register on the website "Itaú Securities Services / Digital Meeting" website, at: (https://www.itau.com.br/securitiesservices/assembleiadigital/).

Furthermore, a shareholder may exercise his/her/its voting right by means of distance voting by sending the following documents directly to the Company (address: Avenida Braz Leme, 1000, Casa Verde, CEP 02511-000, in the city of Sao Paulo, State of Sao Paulo, Brazil) to the Investor Relations Department:

(i) a hard copy of the voting ballot regarding the corresponding general meeting duly completed, initialed, and signed; and
(ii) simple copy of the following documents:

For individuals:

- identification document with photo of the shareholder;

For companies and organizations:

- most recent version of the Company's bylaws or restated articles of incorporation, in addition to corporate documents able to prove the legal status of such shareholder; and
- identification document with photo of their legal representative.

For investment funds:

- the most recent restated regulation of such fund;
- bylaws or articles of association of its administrator or manager, as the case may be, pursuant to the corresponding fund's voting policy and corporate documents that prove the powers of representation; and
- identification document with photo of their legal representative.

Distance voting ballots accompanied of the corresponding documentation will only be considered if received by the Company in full order, up to seven days before the date of the Meeting. Under the terms of Article 21-U of CVM Instruction 481/09, the Company will inform every shareholder if the documents received are sufficient for the vote to be considered valid, or else it will inform the procedures and deadlines for eventual rectification or resubmission, if necessary.

3.4. QUORUM TO ESTABLISH A MEETING

The Meeting will be established on first call with the presence of shareholders representing at least 2/3 (two thirds) of the voting capital stock, and on the second call with any quorum.

3.5. ADDITIONAL INFORMATION AND WHERE IT CAN BE FOUND

The documents referred to in CVM Instruction 481/09 were submitted to CVM on the present date through the Supplementary and Periodic Information System (IPE), pursuant to Article 6 of said Instruction, and are available to the shareholders at the headquarters of TOTVS, on its investor relations website (http://ri.totvs.com/en), and on the B3 (www.b3.com.br) and CVM (www.cvm.gov.br) websites. Such documents can be read and examined at the headquarters of TOTVS, and interested shareholders should schedule a date and time with the Investor Relations Department.

In compliance with the provisions of article 9, sole paragraph, III, of CVM Standard 481/09, the opinion of the Audit Committee is also available at the Company's headquarters, on its Investor Relations website (http://ri.totvs.com/en) and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br).

4. LINKS OF INTEREST

INVESTOR RELATIONS WEBSITE:

http://ri.totvs.com.br/en

NOTICE OF MEETING:

https://ri.totvs.com/ptb/assembleias-e-reunioes

DISTANCE VOTING BALLOTS:

https://ri.totvs.com/ptb/assembleias-e-reunioes

APPENDIX I

INFORMATION ON THE TRANSACTION

(Appendix 20-A of ICVM Standard 481)

EXHIBIT I - INFORMATION ON THE MERGER
(according to Exhibit 20-A of CVM Instruction No. 481/09)

1. Protocol and Justification of the transaction, pursuant to articles 224 and 225 of Brazilian Law No. 6,404 of 1976.

The Protocol and Justification (“Protocol and Justification”) for the Merger of the shares of Linx S.A. (“Linx”) by Katrina Participações S.A. (“Katrina”), followed by the acquisition of Katrina by TOTVS S.A. (“TOTVS” or “Company”), proposed by the management of TOTVS and to be submitted to the shareholders/partners of the companies involved is found in Exhibit I.1 to this Proposal.

2. Other agreements, contracts and precontracts governing the exercise of the right to vote or the transfer of shares of existing companies or companies resulting from the transaction, filed with the Company's headquarters or to which the controlling shareholder of the company is a party.

None.

3. Description of the transaction, including:

a. Terms and conditions

The transaction ("Transaction") will comprise the following steps:

(a)	increase of the capital stock of Katrina by issuing at least 163,500,000 new common, registered shares with no par value, which will be fully subscribed and paid up by TOTVS, in the Brazilian legal currency until the date of consummation of the Transaction, for the total issue price of R$1,125,000,000, of which R$1,115,000,000 will be allocated to create the capital reserve ("Katrina's Capital Increase");
(b)	on the same date, as a subsequent and interdependent act of Katrina's Capital Increase, all shares issued by Linx will be acquired by Katrina, for their economic value, resulting in the issuance, by Katrina, in favor of Linx's shareholders who own the acquired shares (“Linx's Shareholders”), of redeemable common and preferred shares issued by Katrina, and for each common share issued by Linx, four common shares and one redeemable preferred share issued by Katrina will be delivered, as provided for in the Protocol and Justification ("Acquisition of Linx's Shares") for the total issue price of at least R$6,016,245,551.61, of which at least R$ 5,119,101,866.61 will be allocated to create a capital reserve. These amounts are subject to the adjustments provided for in section 2 of the Protocol and Justification, with the TOTVS’ management being authorized to make the said adjustments within the limits set forth in the Protocol and Justification, without the need for a new consent to be given in a meeting;
(c)	on the same date, as a subsequent and interdependent act of the Merger of Linx's Shares, all preferred shares issued by Katrina will be redeemed, with the payment of the Redemption Amount for each one redeemed preferred share issued by Katrina, also subject to the adjustments provided for in section 2 of the Protocol and Justification, with the TOTVS’ managers being authorized to make the said adjustments within the limits set forth in the Protocol and Justification, without the need for a new consent to be given in a meeting (the “Redemption”). Once they are so redeemed, Katrina's preferred shares will be canceled against the capital reserve; and

(d)	as a subsequent and interdependent act of the Redemption, which is proposed to be approved now, with effectiveness subject to the completion of the previous steps, the acquisition of Katrina by TOTVS of Katrina's shareholders' equity (already considering the effects of the Katrina Capital Increase, the Acquisition of Linx's Shares, and the Redemption), with the consequent extinction of Katrina and succession, by TOTVS, of all its assets, rights and obligations, and Linx's Shareholders will then become shareholders of TOTVS (“Merger of Katrina”).After the Transaction is consummated, Linx will preserve its own existence as a legal entity, keeping also its shareholders' equity, and no legal succession will take place.

The completion of the Acquisition of Linx's Shares, the Redemption and the Acquisition of Katrina will depend on the following acts ("Corporate Approvals"), which, to the exception of the extraordinary general meeting of TOTVS already called, should tentatively take place on the same date:

(a)	extraordinary general meeting of Linx to, in the following order, (i) confirm that the provisions of Article 43 of Linx's Bylaws will not be applicable to the Transaction, in the sense that it will not be required to perform the public offer to acquire Linx's shares as provided for therein; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its administrators, of the new shares to be issued by Katrina;
(b)	extraordinary general meeting of Katrina to, in the following order, (i) approve Katrina's Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of auditors Deloitte Touche Tohmatsu Consultores Ltda. (“DTT”) to perform the appraisal and determine the market value of the shares issued by Linx to be acquired by Katrina, already considering the effects of the Katrina's Capital Increase (“Linx's Shares Appraisal Report”); (iv) approve the Appraisal Report of Linx's Shares; (v) approve the creation of a new class of preferred shares; (vi) approve the Acquisition of Linx's Shares; (vii) approve the capital increase to be subscribed and paid in by Linx's managers, with the consequent amendment to its bylaws; (viii) approve the Redemption, with the consequent amendment to its bylaws; (ix) approve the Acquisition of Katrina by TOTVS; and (x) authorize the subscription, by its managers, of the new shares issued by TOTVS; and
(c)	TOTVS extraordinary general meeting called on this date, to, in the following order, (i) examine, discuss and approve the Protocol and Justification as proposed by the TOTVS’ management to be subsequently submitted to Linx's shareholder; (ii) ratify the appointment of the specialized audit company Ernst & Young Auditores Independentes S.S. (“EY”) to prepare the appraisal report of Katrina's shareholders' equity to be considered for the Acquisition of Katrina by TOTVS as an act subsequent to the Acquisition of shares Linx by Katrina and the Redemption referred to in the Protocol and Justification (“Katrina’s Appraisal Report”); (iii) approve the Katrina’s

Appraisal Report; (iv) approve the proposed Transaction under the terms of said Protocol and Justification, the consummation of which will be subject to its subsequent approval by Linx's shareholders and by the Brazilian antitrust authorities, and to the other conditions provided for in section 3.1 of the Protocol and Justification; (v) to approve, once the Acquisition of Katrina is completed, the increase of TOTVS’ capital stock by issuing 179,428,737 (one hundred and seventy nine million, four hundred and twenty eight thousand and seven hundred and thirt seven) new common shares for the total issue price of R$4,910,209,947.18 (four billion, nine hundred and ten million, two hundred and nine thousand, nine hundred and forty-seven Reais and eighteen cents)1, of which R$738,832,883.03 was allocated to capital and the amount of R$4,171,377,064.16, to be subscribed and paid in by Katrina's management, to the benefit of its shareholders, with the consequent amendment of Article 5 of the TOTVS’ Bylaws; and (vi) approve the investment by TOTVS in Katrina, in an amount sufficient to pay the Redemption Amount (as defined in the Protocol and Justification the Protocol and Justification, upon the subscription of new shares, with TOTVS’ management being authorized to make such adjustments within the limits set for therein, and for that purpose a new authorization by a meeting will not be required.

After all such corporate approvals, the Transaction will be consummated, and the shares issued by Linx will no longer be traded, within a maximum period of 10 business days from the implementation of the following conditions: (i) approval of the Transaction by CADE (the Brazilian Antitrust Agency); (ii) the corresponding registration statement is issued by SEC as it was filed by TOTVS (“Form F-4”) with the SEC for the purpose of calling, performing, and approving the Transaction by the corresponding General Shareholders' Meetings of Linx, Katrina, and TOTVS; (iii) checking the compliance by Linx or by TOTVS, as the case may be, of the obligations to maintain the normal course of business, and other obligations, and the absence of a Material Adverse Change, as provided for in the Protocol and Justification; (iv) confirmation, by Linx or by TOTVS, as the case may be, of the veracity and accuracy in all its relevant aspects of the statements provided in the Protocol and Justification, being the sole responsibility of the other party, at its sole discretion, to expressly waive the confirmation of one or another statement; (v) (i) obtention, by Linx, of the third parties' consents provided for in its contracts currently in force, whose early maturity resulting from the Transaction ends up in an amount equal to or greater than R$ 50,000,000 (fifty million Reais), whether individually or in the aggregate, (ii) absence of obligations in an amount higher than R$ 50,000,000 (fifty million Reais), whether individually or in the aggregate, which may have their early maturity declared (or other incident penalties) as a result of the Transaction (hereinafter referred to as “Obligations Subject to Early Maturity”); or (iii) settlement, by Linx, of all Obligations Subject to Early Maturity, in their entirety and without any future obligations to Linx as a result of such settlement; or (iv) existence of cash, at Linx, in an amount corresponding to at least 100% of the amount necessary to settle all Obligations Subject to Early Maturity (including any penalties); (vi) absence of any kind of law or order issued or enacted by a competent governmental authority, court, judicial authority or arbitration panel that could prevent the Transaction to be consummated; and

1 Katrina's equity value corresponding to the interest of Linx's shareholders after the Merger of Linx's Shares into Katrina and the Redemption.

(vii) compliance by the parties of the corresponding relevant obligations under the Protocol and Justification.

b. Potential obligations to compensate: (i) managers of any of the companies involved; (ii) if the transaction does not materialize.

There is no obligation to indemnify the managers of any of the companies involved.

In the event that the Panel of CADE may (i) impose restrictions as a condition precedent for approving the Transaction and, after making their best efforts, TOTVS and Linx are unable to meet the requirements of such restrictions, or (ii) may disapprove the Transaction, Linx may consider the Transaction as terminated and will be entitled to receive from TOTVS, as liquidated damages for losses and damages, the amount of R$ 100,000,000 (one hundred million Reais), payable in a cash lump sum in the local currency, within 30 days from Linx's notice to TOTVS accordingly, in which case Linx may not require any additional amount due to the non-consummation of the Transaction, as provided for in the sole paragraph of article 416 of the Brazilian Civil Code.

Except for the provisions of the paragraph above, if the Transaction is not consummated within 18 months counted from the date of its execution, once the Transaction is approved by the shareholders of both TOTVS and Linx, and such delay is due to fault or intent of either TOTVS or Katrina on the one hand, or Linx on the other hand, or even due to fault or intent of their corresponding managements, in which case the other company that is not responsible for such delay may, at its sole discretion, (i) extend the 18-month period hereby agreed to allow for the completion of the Transaction; or (ii) consider the Transaction as terminated, becoming entitled to receive, as liquidated damages for losses and damages, the amount of one hundred fifty million Reais (R$ 150,000,000), payable in a cash lump sum in the local currency within 30 days from the notice sent for that purpose, and the other Party will not be entitled to require any additional amount due to the non-consummation of the Transaction, as provided for in the sole paragraph of Article 416 of the Brazilian Civil Code. Either party may remedy or cause non-compliance with any of the obligations under the Protocol and Justification to be remedied within up to 30 days from the date on which a notice is sent by the other party to do so. Also, for clarification purposes, the payment by Linx of the penalty referred to in section 7.1 of the Protocol and Justification will result in the option by of TOTVS and its managers to, in its sole discretion, not proceeding with the Transaction, even if, after the Transaction is approved by the shareholders of TOTVS at a general meeting, if TOTVS exercises such right, the Protocol and Justification and the corresponding approval thereto will cease to take effect, without any indemnity or payment of losses being payable by each party to each other.

c. Comparative table of the rights, benefits and restrictions of the shares of the companies involved or arising from the transaction, before and after the transaction

Please see below the rights, benefits and restrictions attributed to the shares of TOTVS and Linx, before and after the intended restructuring, which will preserve the same rights and advantages in force today, namely:

TOTVS:

Right to dividends:	The shares guarantee their holders the right to the mandatory dividend, in each fiscal year, equivalent to 25% of the adjusted net profit, pursuant to article 202 of the Brazilian Corporation Act. In addition, according with the Bylaws and the Brazilian Corporations Act, holders of common shares are entitled to receive dividends or other distributions made in relation to common shares, in proportion to their interest in the capital stock.
Voting rights:	Full
Description of the restricted vote:	Not applicable
Exchangeability:	No
Exchangeability condition and effects on the capital stock:	Not applicable
Right to reimbursement of capital:	Yes
Description of the characteristics of the capital reimbursement:	Characteristics described in section 18.12 of the reference form
Restriction to circulation:	No
Details of restrictions:	Not applicable
Conditions for changing the rights guaranteed by such securities:	Characteristics described in section 18.12 of the reference form
Other relevant characteristics:	TOTVS is listed on “Novo Mercado”, the most advanced level of corporate governance of companies listed on the BM&FBOVESPA, and adopts practices that exceed the requirements of the legislation with reference to corporate governance and the rights of shareholders, according to the rules of the Novo Mercado Listing Regulation.

Linx:

Right to dividends:	The mandatory dividend (dividends and/or interest on equity), as provided for in article 202 of the Brazilian Corporation Law, corresponds to a portion of the net profit that Linx cannot fail to distribute to its shareholders, as it is a minimum distribution commitment by Linx. Pursuant to article 36 of Linx's Bylaws, shareholders will be entitled to receive, each year, as dividends and / or interest on equity, shareholders will be entitled to receive, each year, as dividends and/or interest on equity, a mandatory minimum of 25% of the net income for the year, with the increases and decreases set forth in paragraphs (a) and (b) of article 36 of the Bylaws. Therefore, Linx must not distribute dividends and/or interest on equity less than that, subject to legal exceptions.
Voting rights:	Full
Description of the restricted vote:	Not applicable
Exchangeability:	No
Exchangeability condition and effects on the capital stock	Not applicable
Right to reimbursement of capital:	Yes
Description of the characteristics of the capital reimbursement:	In case Linx is liquidated, after payment of all its obligations, its shareholders will receive payments related to the reimbursement of the invested capital in proportion to their corresponding interest held in the capital stock. Any shareholder dissenting from certain resolutions passed at the Shareholders’ Meeting may withdraw from Linx’s shareholding structure, by reimbursement of the value of the shares, based on the book value, under the terms of article 45 of the Brazilian Corporation Law, as long as any of the events expressly provided for in items I to VI and IX of article 136 in the Brazilian Corporation Law takes place. The withdrawal right must be exercised within 30 days counted from the publication of the minutes of the Shareholders’ Meeting that approved the act that gave rise to the withdrawal, pursuant to article 137, IV of the Brazilian Corporations Act.
Restriction to circulation:	No
Details of restrictions:	Not applicable

Conditions for changing the rights guaranteed by such securities:	Pursuant to the Brazilian Corporations Act, neither Linx's Bylaws nor the resolutions taken at the General Meeting may deprive the Linx’s shareholders of their rights to (i) profit sharing; (ii) participate, in proportion to their interest in the capital, in the distribution of any remaining assets, in the event of Linx’s liquidation; (iii) supervise the management of the company’s affairs, subject to the conditions set forth in the Brazilian Corporations Act; (iv) preference for the subscription of shares, debentures convertible into shares and subscription warrants, except in certain circumstances provided for in the Brazilian Corporation Law; (v) withdraw from the shareholding structure in the cases provided for in the Brazilian Corporation Law and (vi) the right to vote at shareholders’ meetings.
Other relevant characteristics:	Not applicable.

The shares issued by Katrina will be canceled upon the completion of the Transaction, provided that (i) the preferred shares will be canceled through the Redemption; and (ii) the common shares will be canceled through the Acquisition of Katrina by TOTVS.

d. Any need for approval by debenture holders or other creditors

Obtaining the prior consent of Linx's creditors in the Obligations Subject to Early Maturity (as defined above) is one of the options to be adopted for the implementation of a suspensive condition for completing the Transaction, under penalty of the contracted debts having their early maturity. Not applicable in relation to TOTVS.

e. Items of assets and liabilities that will compose each portion of shareholders' equity in the event of a split-up

Not applicable.

f. Intention of the resulting companies to be registered as an issuer of securities

Upon the completion of the Transaction, the shares issued by Linx will no longer be traded in the Novo Mercado segment of B3 S.A. - Brazil. Bolsa, Balcão (“B3”), Linx's registration as a publicly-held corporation will be canceled, and Linx's American Depositary Shares (“ADS”) will no longer be traded on the New York Stock Exchange (“NYSE”).

4. Plans to conduct corporate businesses, particularly as regards specific corporate events that might be promoted

After the Transaction is consummated, TOTVS and Linx will continue to dedicate themselves to their activities, maintaining the registration of TOTVS as a publicly-held corporation and the trading of their shares in B3's Novo Mercado segment, and in view of the period necessary to promote the integration of businesses that TOTVS' experience has shown to be essential, making Linx a wholly-owned subsidiary of TOTVS. Moreover, as mentioned in the previous section, upon the consummation of the Transaction the shares issued by Linx will no longer be traded in the B3's Novo Mercado segment, Linx's registration as a public company will be canceled, and the Linx ADSs will no longer be traded on the NYSE.

5. Analysis of the following aspects of the transaction:

a. Description of the key benefits expected, including synergies, tax benefits and strategic advantages:

The Transaction aims to create a reference company in the software and technology market, with extensive capillarity and extensive experience in several business verticals, capable of extracting value from the operational and financial synergies resulting from such business combination. In the view of TOTVS, the following strategic attributes make the Transaction meritorious for the shareholders of both Companies:

•	The combination of said Companies would create the largest software and technology company in Latin America with shares listed on the stock exchange, supported by a solid financial and cash generation performance. Its competitive position, as well as its scale of business, would turn the combined company into the fittest candidate to lead the growing market for cloud-based SaaS solutions in Brazil.

•	Such combination of Companies would result in a complete software platform with complementary capabilities, able of generating revenue synergies in the following dimensions:

o	Management - Linx would gain access to TOTVS's wide distribution network and expand its presence in management systems, benefiting from the distribution model based on regional branches, franchises and partnerships. In addition to gaining more ability to attract new clients and customers, the products of the Linx Core family, such as PoS, CRM, NFe and connectivity solutions also have business and technological appeal to a large part of TOTVS's current client base, indicating a high potential for synergies revenue. On the other hand, Linx's relevant presence in the retail channels would be complementary to TOTVS's portfolio, creating a potential to generate incremental sales, especially in products such as HR solutions, productivity tools, management systems (ERP) and credit solutions.

o	Techfin - The combination of products belonging to the Linx Pay Hub and TOTVS's B2B credit platform would result in a complete Techfin ecosystem, capable of penetrating a wide range of sectors and clients/customers. The combined portfolio would include, among others, B2B credit, payroll loans, EFT, virtual gateway and digital payment systems.

o	Business Performance - Acceleration of TOTVS's digital products strategy, adding Linx's extensive portfolio of digitalization solutions. The combination of such Companies would create a one-stop-shop platform to serve clients and customers of different sizes in their omnichannel transformation journeys and implementation of integrated e-commerce systems. By expanding their digital capabilities, the resulting combined company would achieve greater relevance to its client/customer base and expand its possibilities for future growth.

o	Big Data - The combination of such two companies would create one of the most sophisticated data lakes among Brazilian companies, able of accelerating the achievement of synergies and particularly developing digital products in the Business Performance and Techfin segments. In the view of TOTVS, when implementing monetization strategies, such combined company could convert their solid databases into actionable insights for the business, with a potential positive impact on new revenues and sales efficiency.

•	In addition to potential revenue synergies, TOTVS believes that it will achieve significant synergies in costs and expenses from the integration of both Companies' operations. The resulting company, taking advantage of the scalability of its business, would be able to leverage economies of scale and explore efficiency gains in the following dimensions:

o	General & Administrative Expenses - In TOTVS's view, there is ample room for efficiency gains through the rationalization of shared services, especially by eliminating duplicate structures. In addition, the resulting company would have greater potential to explore more favorable contracts for purchases and services, with an impact on its direct and indirect costs.

o	Sales & Marketing - Due to the nature of their product portfolios, the combination between said Companies will allow greater efficiency in sales by distributing highly complementary software solutions to the same client/customer base. The restructuring of Linx's sales channels, integrating them into TOTVS's distribution network, represents an opportunity to capture potential synergies in expenses and reduce the combined costs.

o	Research & Development - TOTVS expects to achieve reduced costs in aspects such as information technology, systems maintenance and expenses connected to technology infrastructure. In TOTVS’ view, it is possible to reorganize the technology areas to achieve significant savings by consolidating duplicate systems, combining software development structures and eliminating redundant tools, among other measures.

o	Service Implementation - Currently, a substantial portion of TOTVS' distribution and support activities are carried out through franchisees and outsourced partners. On the other hand, Linx's sales operations is still mainly based on its own teams to implement and distribute its solutions. Such asymmetry is potentially addressable through the integration of Linx's channels into TOTVS's structure, creating a cost-efficient business and service network with broader reach.

•	The Transaction, in addition to revenue and cost synergies, has the potential to generate amortized goodwill from the acquisition of Linx's assets by TOTVS in the course of its business plans. This factor contributes to the consolidation of a more efficient corporate structure.

•	TOTVS has extensive experience in creating value from acquisitions of software companies, a key aspect to reduce integration risks and capture potential upsides of the Transaction. TOTVS's integration model consists of four main value levers: increasing cross-selling, agile integration of the product portfolio, exploring cost synergies and reducing the churn rate to a minimum.

o	Favorable History of Acquisitions - Over the past few decades, TOTVS has accredited itself as one of the most successful Brazilian companies to perform an inorganic growth strategy through acquisitions. The model adopted has been able of delivering remarkable results to TOTVS’ shareholders in terms of creating value and synergies. TOTVS's executive officers were personally involved in some of the most iconic transactions in the Brazilian software market, including the acquisitions of Supplier, Datasul, RM Sistemas and Logocenter.

o	Reduced Integration Risks - TOTVS and Linx share similar growth stories, with similar business strategies, based on the creation of complete ecosystems based on their products and services. In TOTVS's view, such factors considerably reduce integration risks, transition costs and other potential friction points. Both companies have built up a significant share of their software portfolios through intense M&A activity, integrating new talents and expanding their ecosystems. Moreover, in TOTVS's view the fact that the two Companies are listed on the Novo Mercado brings advantages in a potential combination of corporate structures, opening space for a more fluid integration process.

Taking into account the factors shown above, the Business Combination Transaction with Linx is consistent with TOTVS's strategy to create value for its shareholders, strengthening a sustainable competitive position in our markets.

b. Costs

The managements of both Companies estimate that the costs of carrying out the Transaction will be of approximately R$30.5 million, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the transaction.

c. Risk Factors

With this Transaction TOTVS seeks to integrate its own businesses with Linx's businesses and take advantage of the synergies achieved with such integration. Such integration process can result in difficulties of an operational, business, financial, contractual and technological nature, which could mean that the expected synergies would not be achieved, that losses might occur, or the Company may incur unforeseen expenses. In addition, measures aimed at integrating both companies may divert the management's attention from existing businesses. For this reason, TOTVS may not be able to successfully implement the integration of Linx, or to achieve the expected returns on investments connected to the Transaction, which may adversely affect TOTVS.

Part of the consolidated revenue and the result of TOTVS will come from Linx. Any future negative financial result of Linx may affect TOTVS's financial result.

The market value of TOTVS's Shares at the time the Transaction is consummated may vary significantly as regards the price of shares existing on the date the Transaction was proposed by TOTVS's management to Linx's management. The change in stock prices can occur as a result of a variety of factors that are beyond the control of companies including changes in their business, operations and projections, schedule and regulatory issues, general market and economic conditions as well as those connected to the industry.

There are also risks regarding the implementation of the Transaction itself, as it is still subject to approval by Linx shareholders and the verification of certain suspensive conditions that, ultimately, are beyond the control of companies, such as, for example, approval by the Brazilian antitrust authorities.

d. In the case of a transaction with a related party, please point out any alternatives that could have been used to achieve the same targets, indicating the reasons why those options were rejected

Not applicable, considering that the transaction involves independent parties.

e. Exchange ratio.

In the Merger of Linx Shares: Linx's shareholders will receive 4 (four) common shares and 1 (one) redeemable preferred share issued by Katrina for each common share of Linx that they own on the date the Transaction is consummated, resulting in Katrina's total issuance of 897,143,685 shares, all of them being registered shares with no par value, of which 717,714,948 will be common shares and 179,428,737 will be redeemable preferred shares.

In the Merger of Katrina: Linx's Shareholders will receive 1 (one) common share of TOTVS for every 4 (four) Katrina common shares owned by them on the date on which the Transaction is consummated, resulting in the total issue, by TOTVS, of 179,428,737 common shares, all of them being registered shares with no par value.

f. In transactions involving controlling companies, subsidiaries or companies under common control: i. Stock exchange ratio calculated in accordance with article 264 of Brazilian Law No. 6,404, of 1976; ii. Detailed description of the negotiation process of the exchange ratio and other terms and conditions of the transaction; iii. If the operation has been preceded in the last twelve (12) months of a takeover or acquisition of an interest in a controlling block: (a) Comparative analysis of the exchange ratio and the price paid in the acquisition of control; and (b) Reasons for any appraisal differences in different transactions; and iv. Justification why the exchange ratio is commutative, describing the procedures and criteria to ensure the reciprocal operation, or, if the exchange ratio is not commutative, detailing the payment or equivalent measures taken to ensure adequate offsetting.

Not applicable, considering that the transaction involves independent parties.

6. Copy of the minutes of all meetings of the board, fiscal council/supervisory board and special committees in which the operation was discussed, including any dissenting votes

The minutes of the board of directors’ meeting and of the audit committee’s opinion of TOTVS that approved the Transaction can be found in Exhibit I.6 to this Proposal.

7. Copies of studies, presentations, reports, views, opinions and appraisal reports of the companies involved in the transaction that were made available to the controlling shareholder at any stage of the transaction

The documents applicable to the Transaction can be found in Exhibit I.7 of this Proposal.

7.1. Identification of possible conflicts of interests among financial entities, businesses and professionals who might have drawn up the documents mentioned in section 7 and the companies involved in the transaction

None.

8. Projects of bylaws or amendments to the bylaws of the companies resulting from the transaction

The project of TOTVS's Bylaws contemplating the amendment of its Article 5, due to the capital increase resulting from the Transaction, can be found in Exhibit I.8 to this Proposal. Linx's bylaws are not intended to change in the context of the Transaction.

9. Financial statements used for the purposes of the transaction, under the specific standards

Linx's audited financial statements of December 31, 2019, as well as the quarterly information of June 30, 2020 from TOTVS and Linx and the financial statements of July 31, 2020 from Katrina can be found in Exhibit I.9 of this Proposal. As Katrina was incorporated on July 20, 2020, the first available financial statements are those prepared as of July 31, 2020.

10. Financial statements on a pro forma basis, prepared for the purposes of the transaction, under the specific standards

The pro forma financial statements can be found in Exhibit I.10 to this Proposal.

11. Document containing information about the directly involved companies that are not publicly-held corporations.

Not applicable, as TOTVS and Linx are publicly-held corporations and Katrina has no relevant assets or liabilities of any nature.

12. Description of capital structure and control after the transaction, according to section 15 of the reference form

Sections 15.1and 15.2 of the Reference Form

TOTVS

Parent Company / Investor - TOTVS. S.A. - Corporate Taxpayer Id. (CNPJ) 53.113.791/0001-22
Shareholder
CPF/CNPJ (tax id.)	Qty. RC	Nationality/State	RC %	Takes part in a shareholders' agreement	Qty. PR shares	Controlling shareholder	RP%	Last amended on	Qty.	Total shares %
									shares
Laércio José de Lucena Cosentino
032.737.678-39	6,376,005	Brazilian-SP	1.103%	No	0	No	0.00%	Feb. 19, 2018	6,376,005	1.103%
HG SENTA PUA FIA
08.613.315/0001-16	144,000	Brazilian-SP	0.025%	No	0	No	0.00%	Apr. 15, 2020	144,000	0.025%
Constellation Investimentos e Participações Ltda.
06.182.127/0001-55	30,090,381	Brazilian-SP	5.207%	No	0	No	0.00%	Mar 25, 2020	30,090,381	5.207%
LC EH Participações e Empreendimentos S/A
02.986.755/0001-32	80,282,970	Brazilian-SP	13.892%	No	0	No	0.00%	Aug 11, 2020	80,282,970	13.892%
OTHER
-	450,862,635	-	78.015%	No	0	No	0.00%	-	450,862,635	78.015%
TREASURY SHARES
-	10,157,190	Brazilian-SP	1.758%	No	0	No	0.00%	-	10,157,190	1.758%
TOTAL
-	577,913,181	-	100.000%	No	0	No	0.00%	-	577,913,181	100.000%

PARENT COMPANY / INVESTOR - HG SENTA PUA FIA (CNPJ 08.613.315/0001-16)
Shareholder
CPF/CNPJ (tax id.)	Qty. RC	Nationality/State	RC %	Takes part in a shareholders' agreement	Qty. PR shares	Controlling shareholder	RP%	Last amended on	Qty.	Total shares %
									shares
Laércio José de Lucena Cosentino
032.737.678-39	2,785,041	Brazilian-SP	99.840%	No	0	No	0.00%	Feb. 19, 2018	2,785,041	99.840%
Marcelo Eduardo Sant’anna Cosentino
306.743.308-46	4,355	Brazilian-SP	0,160%	No	0	No	0.00%	Jan. 30, 2008	4,355	0,160%

TOTAL
-	2,789,396	-	100.000%	No	0	No	0.00%	-	2,789,396	100.000%

PARENT COMPANY / INVESTOR - LC EH Participações e Empreendimentos S/A (CNPJ 02.986.755/0001-32)
Shareholder
CPF/CNPJ (tax id.)	Qty. RC	Nationality/State	RC %	Takes part in a shareholders' agreement	Qty. PR shares	Controlling shareholder	RP%	Last amended on	Qty.	Total shares %
									shares
Laércio José de Lucena Cosentino
032.737.678-39	344,745	Brazilian-SP	63.126%	No	0	No	0.00%	Feb. 19, 2018	344,745	63.126%
Ernesto Mário Haberkorn
029.258.698-15	109,019	Brazilian-SP	19.963%	No	92,351	No	16.911%	Feb. 8, 2018	201,370	36.874%
TOTAL
-	453,764	Brazilian-SP	83.089%	No	92,351	No	16.911%	-	546,115	100.000%

LINX

Parent Company / Investor - LINX S.A., CNPJ 06.948.969/0001-75
Shareholder
CPF/CNPJ (tax id.)	Qty. RC	Nationality/State	RC %	Takes part in a shareholders' agreement	Qty. PR shares	Controlling shareholder	RP%	Last amended on	Qty.	Total shares %
									shares
GIC Private Limited
08.765.815/0001-73	18,900,432	Singapore	9.980%	No	0	No	0.00%	Dec. 17, 2019	18,900,432	9.980%
Morgan Stanley
-	9,506,212	-	5.020%	No	0	No	0.00%	Sep. 26, 2020	9,506,212	5.020%
Itaú Unibanco S.A.
60.701.190/0001-04	9,641,045	Brazilian-SP	5.090%	No	0	No	0.00%	Jul. 14, 2020	9,641,045	5.090%
Daniel Mayo
157.679.338-98	620,968	Brazilian-SP	0.328%	Yes	0	No	0.00%	Aug. 14, 2020	620,968	0.328%
Nércio José Monteiro Fernandes
022.256.918-27	10,776,395	Brazilian-SP	5.688%	Yes	0	No	0.00%	Aug. 14, 2020	10,776,395	5.688%
Genesis Asset Managers
05.840.091/0001-97	10,124,454	Luxembourg	5.345%	No	0	No	0.00%	Dec. 13, 2019	10,124,454	5.345%

Alon Dayan
014.642.468-90	6,848,988	Brazilian-SP	3.616%	Yes	0	No	0.00%	Aug. 14, 2020	6,848,988	3.616%
Alberto Menache.
172.636.238-89	9,045,432	Brazilian-SP	4.776%	Yes	0	No	0.00%	Sep. 30, 2020	9,045,432	4.776%
Stone Pagamentos S.A.
16.501.555/0001-57	11,000,000	Brazilian-SP	5.807%	Yes	0	No	0.00%	May 10, 2020	11,000,000	5.807%
OTHER
-	89,225,672	-	47.110%	No	0	No	0.00%	Sep. 26, 2020	89,225,672	47.110%
TREASURY SHARES
-	13,719,362	Brazilian-SP	7.240%	No	0	No	0.00%	-	13,719,362	7.240%
TOTAL
-	189,408,960	-	100.000%	No	0	No	0.00%	-	189,408,960	100.000%

TOTVS

[Sections 15.1 and 15.2 of the TOTVS Reference Form + Linx's shareholders]

Parent Company / Investor - TOTVS + LINX
Shareholder
CPF/CNPJ (tax id.)	Qty. RC	Nationality/State	RC %	Takes part in a shareholders' agreement	Qty. PR shares	Controlling shareholder	RP%	Last amended on	Qty.	Total shares %
									shares
Laércio José de Lucena Cosentino
032.737.678-39	6,376,005	Brazilian-SP	0.831%	No	-	No	-	Feb. 19, 2018	6,376,005	0.831%
HG SENTA PUA FIA
08.613.315/0001-16	144,000	Brazilian-SP	0.019%	No	-	No	-	Apr. 15, 2020	144,000	0.019%
Constellation Investimentos e Participações Ltda.
06.182.127/0001-55	30,090,381	Brazilian-SP	3.921%	No	-	No	-	Mar 25, 2020	30,090,381	3.921%
LC EH Participações e Empreendimentos S/A
02.986.755/0001-32	80,282,970	Brazilian-SP	10.463%	No	-	No	-	Aug 11, 2020	80,282,970	10.463%
GIC Private Limited
08.765.815/0001-73	18,900,432	Singapore	2.463%	No	-	No	-	Dec. 17, 2019	18,900,432	2.463%
Morgan Stanley
-	9,506,212	-	1.239%	No	-	No	-	Sep. 26, 2020	9,506,212	1.239%
Itaú Unibanco S.A.

60.701.190/0001-04	9,641,045	Brazilian-SP	1.256%	No	-	No	-	Jul. 14, 2020	9,641,045	1.256%
Daniel Mayo
157.679.338-98	620,968	Brazilian-SP	0.081%	Yes	-	No	-	Aug. 14, 2020	620,968	0.081%
Nércio José Monteiro Fernandes
022.256.918-27	10,776,395	Brazilian-SP	1.404%	Yes	-	No	-	Aug. 14, 2020	10,776,395	1.404%
Genesis Asset Managers
05.840.091/0001-97	10,124,454	Luxembourg	1.319%	No	-	No	-	Dec. 13, 2019	10,124,454	1.319%
Alon Dayan
014.642.468-90	6,848,988	Brazilian-SP	0.893%	Yes	-	No	-	Aug. 14, 2020	6,848,988	0.893%
Alberto Menache.
172.636.238-89	9,045,432	Brazilian-SP	1.179%	Yes	-	No	-	Sep. 30, 2020	9,045,432	1.179%
Stone Pagamentos S.A.
16.501.555/0001-57	11,000,000	Brazilian-SP	1.434%	Yes	-	No	-	May 10, 2020	11,000,000	1.434%
OTHER
-	540,088,307	-	70.386%	No	-	No	-	-	540,088,307	70.386%
TREASURY SHARES
	23,876,552	-	3.112%		-		-	-	23,876,552	3.112%
TOTAL
-	767,322,141	-	100.000%	No	-	No	-	-	767,322,141	100.000%

Section 15.3 of Reference Form

TOTVS

Date of last meeting / Date of last change	April 27, 2020
Number of individual shareholders (Units)	16,546
Number of corporate shareholders (Units)	235
Number of institutional investors (Units)	1,019

Outstanding Shares

Outstanding shares corresponding to all shares of the issuer with the exception of the shares held by the controlling shareholder, people bound to he/she/it, by the issuer's managers, and the shares held in treasury

Number of common shares (Units)	480,228,410	83.097%
Number of preferred shares (Units)	-	-
Total	480,228,410	83.097%

Linx

Date of last meeting / Date of last change	Aug. 31, 2020
Number of individual shareholders (Units)	18,019
Number of corporate shareholders (Units)	0
Number of institutional investors (Units)	617

Outstanding Shares

Outstanding shares corresponding to all shares of the issuer with the exception of the shares held by the controlling shareholder, people bound to he/she/it, by the issuer's managers, and the shares held in treasury

Number of common shares (Units)	147,925,115	78.100%
Number of preferred shares (Units)	-	-

Total	147,925,115	78.100%

Section 15.4 of Reference Form

The management understands that the information provided in sections 15.1 and 15.2 is sufficient and makes the inclusion of an organization chart unnecessary.

Section 15.5 of Reference Form

The management is not aware of the existence of an agreement between the shareholders of TOTVS or Linx that would keep being effective after the Transaction.

Section 15.6 of Reference Form

It is not applicable, given that (i) there is no controlling group at TOTVS; and (ii) there was no controlling group at Linx.

Section 15.7 of Reference Form

The management did not find any other relevant information connected to this section.

13. Number, class, kind, and type of securities of each company involved in the transaction that are held by any other companies involved in the transaction, or by persons related to such companies, as defined by the standards that deal with public offering to acquire shares

Not applicable.

14. Exposure any of the companies involved in the transaction or people associated thereof, as defined by the standards that deal with public offering to acquire shares in derivatives related to securities issued by other companies involved in the transaction

Not applicable.

15. Report covering all businesses performed in the last six (6) months by the persons listed below with securities issued by the companies involved in the transaction:

a. Companies involved in the Transaction:

TOTVS

i. Private purchasing transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-

(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

ii. Private sales transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

iii. Buying transactions in regulated markets

(1) average price:	R$ 18.55924
(2) number of shares involved:	5,100,900
(3) security involved:	Shares / RC
(4) percentage in relation to the class and type of security:	0.8826% of TOTVS's total shares
(5) other relevant conditions:	Share repurchase plan

iv. Sales transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

b. Parties related to companies involved in the transaction:

i. Private purchase transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

ii. Private sale transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

iii. Buying transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

iv. Sales transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-

(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

LINX

v. Private purchasing transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

vi. Private sales transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

vii. Buying transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

viii. Sales transactions in regulated markets

Not applicable, except for the exercise of restricted options and shares, as well as the sale of shares in the market by TOTVS’ management, as reported in the form for disclosing information on negotiations performed by members of the management and related persons, as set forth by Article 11 of CVM Instruction No. 358/02.

(1) average price:	R$ 28.25453
(2) number of shares involved:	1,773,731
(3) security involved:	Shares / RC
(4) percentage in relation to the class and type of security:	0.9337% of LINX's Total Shares
(5) other relevant conditions:	-

c. Parties related to companies involved in the transaction:

i. Private purchase transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

ii. Private sale transactions

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

iii. Buying transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

iv. Sales transactions in regulated markets

(1) average price:	-
(2) number of shares involved:	-
(3) security involved:	-
(4) percentage in relation to the class and type of security:	-
(5) other relevant conditions:	-

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction had been negotiated under the terms of CVM Guidance Opinion No. 35 of 2008.

Not applicable.

** ** **

APPENDIX I.1

PROTOCOL AND JUSTIFICATION

APPENDIX I.6

COPY OF MINUTES OF THE BOARD OF DIRECTORS' MEETING AND THE OPINION OF TOTVS'S

AUDIT COMMITTEE

Opinion from the Audit Committee

October 23, 2020

USO RESTRITO

Laércio José de Lucena Cosentino
Chairman

Téssie Massarão Andrade Simonato
Secretary

jms/239836.doc
10/27/20

2

ARCA TOTVS S.A. 19/2020

APPENDIX I.7

COPY OF STUDIES, PRESENTATIONS, REPORTS, VIEWS, OPINIONS OR APPRAISAL REPORTS OF THE

COMPANIES INVOLVED IN THE TRANSACTION

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Please refer to Portuguese version.

Deloitte.

TOTVS S.A.

Business Valuation Report

Base date: June 30, 2020

Deloitte Touche Tohmatsu Consultores Ltda.

Confidential
© 2020. For information, contact Deloitte Touche Tohmatsu Limited.
TOTVS S.A.

Deloitte.

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Deloitte Touche Tohmatsu
Consultores Ltda.
Av. Dr. Chucri Zaidan 1.240
São Paulo – SP - 04711-130
Brasil
Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-1643
www.deloitte.com.br

September 29th, 2020

To
TOTVS S.A.

Att: Gilsomar Maia Sebastião

Ref.: Business Valuation Report of Linx S.A.

Dear Sirs,

As requested, we have performed the services related to the Business Valuation of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30th, 2020. We understand that the purpose of this study is to support the Management of TOTVS S.A. ("**TOTVS** " or "**Client**") in the capital increase process ("Capital Increase") resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("Katrina"), in compliance with Article 8 of the Law nº 6,404/76.

No other purpose can be implied or inferred, being this document intended for the your restricted use exclusively for the purpose described above.

METHODOLOGY

The Income Approach was adopted in **Linx**'s valuation, based on the future cash flow discounted to present value methodology. This method is based on the concept that the economic value of a business is directly related to the present value of the net cash flows generated by its operations in the future.

Confidential

Deloitte refers to a Deloitte member firm, one of its related entities, or Deloitte Touche Tohmatsu Limited ("DTTL"). Each Deloitte member firm is a separate legal entity and a member of DTTL. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our network of member firms in more than 150 countries and territories serves four out of five Fortune Global 500® companies. Learn how Deloitte's approximately 312,000 people make an impact that matters at www.deloitte.com.

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

1

Deloitte Touche Tohmatsu Consultores Ltda.

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VALUATION RESULT

Based on the scope of our analysis, adopted methodology, assumptions, considerations and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Bene	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

We remain at your service for any further clarification that you may require.

Sincerely,

DELOITTE TOUCHE TOHMATSU
Consultores Ltda.

Please refer to Portuguese version signed by:

Marcela Yamamoto
Partner

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Index

Important Notes 04

Market Context 07

Brief Company and Transaction Description 10

Valuation Methodologies 18

Received Documents 21

Discount Rate 24

Projections and Assumptions 27

Valuation Results 36

Appendix 38

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

TOTVS S.A.

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Important Notes

Confidential
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TOTVS S.A.

Important Notes

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1. Deloitte Touche Tohmatsu Consultores Ltda. ("Deloitte Consultores") has been engaged by TOTVS S.A. ("**TOTVS**" or "**Client**") to prepare this business valuation report of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30, 2020. The purpose of the report is to support **TOTVS**' Management in the capital increase process ("Capital Increase"), resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("**Katrina**"), in compliance with Article 8th of the Law nº 6.404/76.

2. During the course of our work and considering the limitations of access to information and to **Linx**'s Management, our work was based, among others, on **Company**'s public data, market information and information provided by **TOTVS**' Management, as follows: (i) **Linx**'s audited financial statements as of December 31, 2018 and 2019's and June 30, 2020; (ii) Financial Model including **Company** Business Plan and economic value calculation (Valuation) on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management; (iii) **Linx** research reports prepared and covered by equity research analysts; (iv) discussions with **TOTVS**' Management related to **Linx**'s business historical performance and future expectations; and (v) Deloitte Consultores database and other public information. Details of documents analyzed and used in our work are described in the chapter "Documents Received".

3. Our engagement did not include any independent verification of the data and information provided by the **TOTVS**' Management or public information about the **Company**, nor did it constitute an audit as per generally accepted auditing standards. Accordingly, we are not rendering any opinion on the financial statements of **Linx** or on the information provided and/or made available.

4. The estimates and projections discussed with **TOTVS**' Management, particularly those which occurrence depends on future uncertain events, reflect the best assessment of its Management regarding the performance of **Linx**'s business operations and its market in the future.

5. It is important to emphasize that Deloitte Consultores is not responsible for, nor does it provide any guarantees with respect to attainment of, the projections contained in this Report, as those are based on strategic plans and expectations of **TOTVS**' Management and the Market regarding **Linx**'s business future performance.

6. This Report does not represent any proposal, request, advice or recommendation of investment, acquisition or sale of the **Linx**'s shares. Such decision is the sole and exclusive responsibility of **TOTVS**' Management, its shareholders and **Linx** shareholders.

Confidential
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TOTVS S.A. 5

Important Notes

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7. **TOTVS'** and **Katrina**'s Managements and Shareholders must carry out their own analyzes in order to establish their opinions on the potential Transaction's risks and benefits, including analysis on the possible stock exchange transaction and on **Linx**'s market value. Therefore, Deloitte Consultores, its partners and employees are not responsible for direct or indirect losses, or damages for loss of profits that may result from the use of this Report.

8. This Report was prepared to support **TOTVS**' Management in the Capital Increase process resulting from the upstream merge of **Linx** into **Katrina**, in compliance with Article 8th of the Law nº 6.404/76. Except for the above-mentioned purposed, this Report is not intended for general circulation, nor can it be reproduced or used with any purpose than that other aforementioned without our previous written authorization. We assume no responsibilities or contingencies for damages caused or fortuitous loss incurred by any of the parties involved as a result of the circulation, publication, reproduction or use of this document with a purpose different from defined in this Report and in our technical and commercial Proposal.

9. All parties that will have access to this Report within the scope of the Capital Increase process, other than our Client, are referred as "Users" and they cannot use the result of our work (Report) for their own benefit, decision making or any other purpose. Our Client is responsible to inform all restrictions on the use of this Report and conditions of confidentiality determined in our Proposal to Users.

10. We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, and to reconsider our estimate of **Linx**'s economic value, in light of any information that comes to our knowledge after the issue of this Report.

11. Our valuation is based on the prevailing economic, market and other conditions as at the base-date. Such conditions can change significantly over relatively short periods of time. The situation is continuing to evolve, and many uncertainties remain as to the effect the COVID-19 crisis will have on **Company** and broader domestic and global economies, which is a constantly evolving situation. Our valuation work relies, in part, on publicly available information, **TOTVS'** Management forecasts and other information provided by management in relation to the effect COVID-19 will have on **Linx**. Accordingly, it is not possible for our valuation to fully identify and quantify the impact of all COVID-19 related uncertainties and implications. Changes to market conditions could substantively affect **Linx**'s operations and our economic value estimate. Unless requested, we will not update our valuation for any subsequent information or events.

Confidential
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TOTVS S.A. 6

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Market Context

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TOTVS S.A.

Market Context

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Brazilian Software and IT market

According to Brazilian Association of Software Companies (ABES), Brazilian Information Technology (IT) ranked as the ninth-largest Market in the world and, first-largest market in Latin America.

Brazilian IT Market is very segmented in which IT services and software sector plays a relevant role. According to ABES, in 2017 the Brazilian market was responsible for 1.6% of IT services and software sector global sales. In 2018, Brazilian market volume grew approximately 6.8%, according to IBGE publication.

Brazilian Market expects IT and software services segment will continue to expand for the upcoming years, leveraged mainly by technology substitutions and digitalization, which will consequently boost demand as companies will require technology and software development and implementation support. A survey by Logicalis in late 2018, revealed that 81% of CEOs consider IT services and software relevant to their business in the next three to five years.

This trend has been confirmed as Brazilian companies are investing in more operationally flexible technologies, hence, more efficient costs. Consequently, investments in cloud, services, Software-as-a-Service (SaaS), Hardware-as-a-Service (HWaaS), are among other tools are expected.

IT sector vs Brazilian GDP Historical Growth

Based on IBGE research, IT sector has consistently presented a growth higher than Brazilian economy over the last ten years.

IT sector and Brazilian economy historical growth are shown in the chart below, based on comparison between IT companies net operating revenue (data from Annual Service Survey prepared by IBGE) and Brazilian GDP (also disclosed by IBGE) from 2008 to 2018.

Brazilian GDP had an average annual growth rate of 1.1% p.a., in real terms, while the IT sector grew by 6.6% p.a., in real terms, an average growth rate of approximately 5.5% p.a. above Brazilian economy.

IT Enterprises Net Revenue Growth vs Brazilian GDP

CAGR: 6.6%
13.6%
9.4%
9.7%
8.9%
7.8%
9.4%
8.4%
3.1%
0.1%
-0.5%
CAGR: 1.1%
5.1%
7.5%
2.7%
0.9%
3.0%
0.5%
-0.3%
1.0%
1.1%
-3.5%
-3.3%
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Brazilian GDP variation - in real terms
IT Net Revenue variation - in real terms

Source: IBGE and Deloitte Analysis.

Confidential
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TOTVS S.A. 8

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Market Context

Brazilian IT Sector Perspectives

Projections for the brazilian IT sector

Overall, COVID-19 pandemic had a negative impact on the IT market in early 2020, as many companies postponed or suspended their IT investments. However, some segments have benefited from COVID-19 pandemic, as a result of some economy sectors digitalization process.

Despite current pandemic crisis, expectation for Enterprise Resource Management (ERM), Services Applications and Digital Commerce, software markets remain positive in accordance with data projected by International Data Corporation (IDC), sectors that are addressable by **Linx**.

Therefore, he domestic IT industry is expected to continue to grow at a faster pace than Brazilian economy in the long run, since technology tends to drive economic growth and boost traditional industry and commerce.

IT Market Projected Growth

ERM, Service Applications and Digital Commerce

1.7%
7.8%
8.8%
9.5%
2021
2022
2023
2024

Source: **TOTVS**' Management and International Data Corporaton (IDC).

Confidential
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TOTVS S.A. 9

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Brief Company and Transaction Description

Confidential
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TOTVS S.A.

Brief Company and Transaction Description

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TOTVS S.A.

Founded in 1983, **TOTVS** is a publicly-held Brazilian technology corporation, focused on the development and commercialization of management software and productivity and collaboration platforms.

Additionally, **TOTVS** serves companies of all sizes by providing business solutions of implementation, consulting, advisory and maintenance, e-commerce and mobility services for many sectors such as service providers, distribution, hospitality, manufacturing, agribusiness, health, educational, logistics, construction, financial services, retail and legal. **TOTVS** has physical and digital presence, based on broad reach distribution model.

With a global footprint, **TOTVS** is present in more than 40 countries through branches and development centers, servicing companies from different business segments.

TOTVS has an ecosystem portfolio based on three dimensions:

- Management: ERP and key processes automation and all business areas integration technologies.
- Techfin: Credit and payment solutions to streamline customers' access to financial services through technologies and data.
- Business Performance: E-commerce, OMS, and CRM solutions, among others.

Linx S.A.

Founded in 1985, **Linx**, a publicly-held corporation who provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, TEF (Electronic Funds Transfer) connectivity solutions, e-commerce, CRM (Customer Relationship Management), OMS (Order Management System) and payment methods services, mainly focused on the retail segment.

In 2013, **Linx** went public on São Paulo Stock Exchange ("B3"), listed in the "Novo Mercado" segment and, in 2019, **Linx**'s shares were listed on New York Stock Exchange ("NYSE"), trough American Depositary Shares ("ADS").

Linx has three main revenue lines, namely: (i) subscription revenues (recurring); (ii) service revenues (non-recurring); and (iii) sub-acquirer revenues (Linx Pay). Revenue lines description are detailed as follows:

- Subscription revenue: recurring revenue from software usage rights to customers (in the **Linx** cloud infrastructure), technology support services, helpdesk, equipment rental, software hosting, use of **Linx** tools and customer support teams and connectivity services.
- Service revenue: revenue considered as non-recurring, including implementation services including customization, training, among others.
- Sub-acquirer revenue: revenue from processing credit and debit card transactions being recognized as Linx Pay.

Confidential
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TOTVS S.A. 11

Brief Company and Transaction Description

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Linx S.A. (cont.)

Linx holds direct investments in two the companies, as follows:

Linx S.A.
99.9%
99.9%
Linx Sistemas e Consultoria Ltda.
Linx Telecomunicações Ltda.

Source: **Linx** Financial Statements.

Brief Transaction Description

On August 14th, 2020, **TOTVS** announced to its shareholders and to the market that they have presented proposal to acquire **Linx**, comprising of shares exchange and cash payment, through the upstream merge of **Linx** in a structure where **TOTVS** would become the parent company of **Linx.**

If approved by **Linx** and **TOTVS** shareholders and by the Administrative Council for Economic Defense (CADE), the Transaction will result in exchange of 1 share of Linx per 1 share of **TOTVS**, plus the payment of R$ 6.20 for each **Linx** share. Trough this operation, **Linx** shareholders would hold approximately 24% of the total and voting capital of **TOTVS**.

Considering **TOTVS** share price on the announcement date, **TOTVS** proposal represents a price for each **Linx** share of R$ 34.09, equivalent to approximately R$ 6.1 billion.

The Transaction is seen by **TOTVS** as a way to expand its business, as they consider **Linx** businesses highly complementary to its portfolio.

The Transaction would be structured via a Capital Increase by **TOTVS** into its wholly-owned subsidiary **Katrina**, resulting from the upstream merge of **Linx.**

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TOTVS S.A. 12

Brief Company and Transaction Description

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Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information

Linx's operating revenue refers manly to Software as a Service (SaaS) solutions on an end-to-end platform and deployment and digital project solutions (OMS and e-commerce platform). From 2018 to June 2020, recurring SaaS revenue represented on average 80.5% of total gross revenue.

In the second quarter of 2020, recurring revenue stood out by contributing to maintain total operating revenue level during pandemic crises, as a result of retailers digital transformation process acceleration. Furthermore, **Linx** inorganic growth through acquisitions also contributed to preserve recurring revenue growth in the first two quarters of 2020 .

COGS increased in 2019 mainly due to the consolidation of the costs from acquired companies in 2019.

SG&A expenses increased in 2019 as result of the consolidation of the costs from acquired companies, accounting reclassifications between "general and administrative expenses" and "sales and marketing expenses" resulting from expenses nature reassessment, provisions for management bonuses and expenses related to SOX requirements compliance.

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TOTVS S.A. 13

Brief Company and Transaction Description

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Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Depreciation and amortization expenses increased due to IFRS 16 adoption and past acquisitions intangible assets amortization.

Research and development (R&D) expenses increased in 2019 mainly due to companies acquisitions consolidation and investments in R&D team to strengthen **Linx** portfolio with new offers connected to Linx Digital and Linx Pay Hub, maintaining same strategy for the first two quarters of 2020.

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TOTVS S.A. 14

Brief Company and Transaction Description

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Company's Balance Sheet. (Audited)

(R$ million)

Assets	12/31/2018	12/31/2019	Base date 06/30/2020
Cash and cash equivalents	50	76	43
Financial assets	413	902	572
Trade accounts receivable	167	277	322
Recoverable taxes	35	23	32
Other assets	43	23	42
Total current assets	**709**	**1,300**	**1,011**
Financial assets	-	2	15
Trade accounts receivable	3	11	15
Deferred taxes	4	3	3
Recoverable taxes	-	5	6
Other assets	7	26	23
Total long-term assets	**15**	**48**	**62**
Net fixed assets	74	82	105
Net intangibles	850	1,009	1,197
Right-of-use	-	124	110
Total fixes assets	**924**	**1,216**	**1,412**
Total assets	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Company's cash and cash equivalents increased in 2019 due to funds inflow, raised through public offering on NYSE carried out in June 2019 and partially offset by the acquisitions made.

In 2020, cash levels reduced due to payment of acquisitions and share repurchase program. The average return on cash as of base date was 89.2% of CDI (Interbank Certificate of Deposit Rate).

In 2019, accounts receivable amount was affected by Linx Pay operations in proportions similar to the liability related to Linx Pay activities.

Intangible assets increased in 2019 and 2020 due to higher spending on capitalized research and development (R&D) to strengthen **Linx** portfolio with new offers connected mainly to Linx Digital and Linx Pay Hub and acquisitions such as Hiper, Millennium, SetaDigital, PingPag, and Neemo.

Additionally, IFRS 16 implementation in 2019 explains right-of-use asset account.

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TOTVS S.A. 15

Brief Company and Transaction Description

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Company's Balance Sheet. (Audited)

(R$ million)

Liabilities	12/31/2018	12/31/2019	Base date 06/30/2020
Loans and financing	41	41	55
Lease payable	-	47	41
Suppliers	14	24	30
Labor liabilities	44	51	79
Taxes and contribution payable	13	23	20
Income tax and social contribution	1	4	5
Accounts payable for acquisitions of subsidiaries	57	43	69
Deferred revenue	40	36	29
Dividends payable	3	10	0
Other liabilities	8	10	23
Accounts payable for comercial organizations	-	80	90
Total current liabilities	**221**	**370**	**440**
Loans and financing long-term	209	169	147
Lease payable	-	79	68
Labor liabilities	-	2	2
Accounts payable for acquisitions of subsidiaries	55	40	37
Deferred taxes	73	84	83
Advance for future capital increase	-	-	0
Deferred revenue	19	6	4
Provision for contingencies	11	20	20
Other liabilities	2	5	2
Total long-term liabilities	**370**	**404**	**364**
Capital	488	645	645
Capital reserves	370	1,166	1,151
Treasury shares	179	(226)	(312)
Period profit	-	-	(6)
Additional dividends proposed	22	10	-
Other comprehensive income (loss)	(3)	(6)	0
Profit reserves	-	201	202
Shareholders' Equity	**1,057**	**1,790**	**1,680**
Total liabilities and shareholders' equity	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Linx's debt comprises BNDES loans, accounts payable from past acquisitions of assets and companies and leasing. The average cost of debt as of base date was 117.5% of CDI (Interbank Certificate of Deposit Rate).

Accounts payable for acquisitions of subsidiaries refer to amounts due to the former owners of acquired companies.

Accounts payable to commercial organizations refer to the sub-acquirer operation of Linx Pay segment and its subsidiaries.

The main components of deferred tax balance refers to temporary and permanent differences generated by goodwill and intangible assets tax amortization, in addition to tax loss carry forward.

With IFRS 16 adoption, right-of-use assets were recognized and presented separately in the balance sheet, with its counterpart booked on lease payable account.

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TOTVS S.A. 16

Brief Company and Transaction Description

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Linx's share price traded on the capital market

In addition to **TOTVS** offer, **Linx** shareholders received on August 11, 2020, an offer from Stone Co. ("Stone"), where 90% would be paid in cash to **Company**'s shareholders and remaining amounts in Stone shares traded on NASDAQ - Nasdaq Stock Market. The offer value is equivalent to R$ 33.76 per share, considering Stone's share price on August 7th, 2020.

On September 1st, 2020, Stone announced to market that they have signed proposal amendment, increasing offered value to R$ 31.56 plus 0.0126774 in Stone Class A common shares for each **Linx** share, increasing total offering value to R$ 35.10, based on the closing price of Stone's shares on August 31st, 2020.

The chart below presents the evolution of **Linx** share price in the last 12 months, highlighting shares value after receiving acquisition offers from **TOTVS** and Stone:

Linx share price (R$)

45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
09/23/19
10/07/19
10/21/19
11/04/19
11/18/19
12/02/19
12/16/19
12/30/19
01/13/20
01/27/20
02/10/20
02/24/20
03/09/20
03/23/20
04/06/20
04/20/20
05/04/20
05/18/20
06/01/20
06/15/20
06/29/20
07/13/20
07/27/20
08/10/20
08/24/20
09/07/20
09/21/20
Average price from August 11, 2020 R$ 35.48
Linx S.A. (BOVESPA:LINX3)

Source: Capital IQ.

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TOTVS S.A. 17

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Valuation Methodologies

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TOTVS S.A.

Valuation Methodologies

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	Income Approach	Asset Approach	Market Approach
Application	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.	• Used to appraise holding companies or businesses no longer capable of generating an adequate return on investment, in which case they should be liquidated.	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.
Methods	• Discounted cash flow: Company's future operating cash flows discounted to present value. • Capitalization of profits: normalized historical profits are capitalized by index (capitalization rate).	• Appraisal of assets and liabilities at liquidation or market value, and adjustment of the **Company**'s equity accordingly.	• Guidelines Public Companies: application of market multiples obtained from the capital market (e.g. share price/earnings). • Guidelines Transaction Multiples: refers to past transactions involving comparable companies to obtain the price paid/sales, EBITDA, etc.
Main Advantages	• Considers the most relevant and intrinsic aspects of the business. • Accepted worldwide as the most complete and suitable method.	• Easy to apply.	• Reference to market parameters. • Provides best value estimate in the case of acquisition of shareholding control.
Main Disadvantages	• Assumptions and projections may involve a high degree of subjectivity. • Appropriate discount rate calculation. • Relevant residual value (perpetuity).	• Does not reflect the **Company**'s potential value. • Not suitable for appraising intangible assets.	• Data not always available to the public. • Difficulty in determining the comparability of guideline data. • Difficulty in defining a sample of guideline companies.

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TOTVS S.A. 19

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Valuation Methodologies
Discounted Cash Flow

Considering the objective of the study, the expectations of profit and cash generation in the future and even though the **Company**'s shareholders do not intend to close their operating activities, the Income Approach was adopted in **Linx**'s valuation, based on the future cash flow methodology discounted to present value, as shown below:

This method considers that the economic value of a business is directly related to the present value of the net cash flows generated by the profitability of its operations in the future.

Deloitte
Experience
Expertise
Historical analysis
Search
Knowledge
Client
BUSINESS PLAN
Strategy
Operations
Market
Investments
Projections Year ...
Projections Year 2
Projections Year 1
Net Operating Revenue
(-) Operating Costs and Expenses
(+) Depreciation and Amortization
(=) EBITDA
(-) Financial Outcome
(-) Income Tax
(-) Capex
(-) Working Capital
Free Cash Flow to Equity
Residual Value
Based on the balance of net PP&E subject to compensation.
Discount Rate
Enterprise Value
Net Debt
Equity Value

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TOTVS S.A. 20

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Received Documents

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TOTVS S.A.

Received Documents

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Considering the access limitations to **Linx**'s Management and information, during our work, estimates, assumptions and considerations were based on public data and information provided by **TOTVS**' Management.

Consulted public data and documents include, among others, the following:

- **Linx**'s audited financial statements as of December 31st, 2018, and 2019 and June 30th 2020.
- Earnings releases and quarterly results presentations released by **Linx**'s Management from Q1 2018 to Q2 2020.
- **Linx** interactive spreadsheets, including Balance Sheet, Income Statement, Cash Flow Statement, and operating data from December 31st, 2018 to June 30th, 2020.
- 20-F Report submitted to the United States Securities and Exchange Commission (SEC) in May and June 2020 for year ended on December 31st, 2019.
- **TOTVS** market announcements and Material Facts related to proposed acquisition of **Linx**.
- Public data of **Linx**'s share price and share volume.
- Central Bank of Brazil (BACEN) macroeconomic indicators projections.
- Deloitte Consultores database and other public information.

The information and documents provided by **TOTVS**' Management include, among others, the following:

- Financial Model including **Company** Business Plan and economic value calculation (Valuation), on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management.
- **Linx** research reports prepared and covered by equity research analysts, such as: Credit Suisse, Goldman Sachs, Itaú BBA, J.P. Morgan, Morgan Stanley, Bradesco BBI, BTG Pactual, and Santander.
- PDF File with inputs used by Itaú BBA to calculate discount rate applied in **Linx** consolidated operations valuation.
- Calculation worksheet including Research and Development expense reconciliation made in **Linx** Business Plan.
- Calculation worksheets with inputs used by **TOTVS** to calculate discount rate applied in its investment analysis and impairment test, as of December 31st, 2019, March 31st, 2020, and June 30th, 2020.
- ERM, Services Applications, and Digital Commerce segment information and projections prepared by International Data Corporation (IDC).
- Information of cost and expenses synergies applicable to market participants considered in **Linx** valuation.
- Tax amortization benefit feasibility information as a result of eventual assets and liabilities step up and goodwill amortization, that would be be generated in the proposed Transaction, considering proposed corporate structure.

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TOTVS S.A. 22

Received Documents

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Received Documents (cont.)

- Purchase price allocations benchmark information from past acquisitions performed by **TOTVS**, as follows: (i) royalty rates applied to evaluate Brands and Software; (ii) intangible assets useful life identified and valued in previous acquisitions; (iii) customer portfolio retention rate (churn-rate) analysis; (iv) training time and recruitment costs data to calculate workforce value; (v) workforce percent of net revenue; (vi) **Linx** software useful life estimate.

In addition to the use of the information and documents previously mentioned, we held meetings with **TOTVS** Management, aiming to gather information which could improve our understanding of operational process and acquired intangible assets, as well as to discuss main assumptions and considerations adopted in **Linx** economic value analysis and estimate.

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TOTVS S.A. 23

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Discount Rate

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TOTVS S.A.

Discount Rate

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Discount Rate		
WACC* = Ke(E/(E+D)) + Kd(1-tax)(D/(D+E))		
CAPM = Rf + β(ERP) + CRP + SP + CSRP**		
Risk Free Rate (Rf)	1.76%	(a)
Equity Risk Premium (ERP)	6.75%	(b)
Beta β	0.80	(c)
Country Risk Premium (CRP)	2.24%	(d)
Nominal Cost of Equity (CAPM) - US$	**9.39%**	
CPI (US Inflation)	1.61%	(e)
Brazilian Inflation	3.50%	(f)
Nominal Cost of Equity (Ke) - R$	**11.43%**	
Nominal Cost of Debt (Kd)* - R$**	**3.54%**	
% Equity (E)	96.2%	(g)
% Debt (D)	3.8%	(h)
Nominal WACC - R$	**11.13%**	

*Weighted Average Cost of Capital
**Capital Asset Pricing Model
***Net of Income Tax

Notes:

a. It represents the return required by the investor for investments in conceptually risk-free securities (Risk Free). The historical arithmetic mean of the last 12 months of the rates offered by the US Government (20-year US T-Bond) was adopted as a risk-free rate parameter. Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

b. Represents the return in excess of the risk-free rate that an investor would demand for investing in the capital market (Equity Risk Premium) due to the risks involved. The average premium offered by the shares (appreciation and dividend payouts) of large U.S. corporations since 1926 was adopted. Source: Deloitte Analysis.

c. Represents the risk associated with the company or industry under consideration. In calculating Beta, the average unleveraged Beta of companies engaged in the same business market as the **Company** was used, based on their individual capital structure and income tax rate. The average Beta was then leveraged by referring to the average capital structure of industry and by Brazil's Income Tax and Social Contribution rate. Source: Capital IQ and Deloitte Analysis.

d. Represents the additional premium required by the institutional investor to invest in Brazil (Country Risk Premium). In this case, the arithmetic average spread between U.S. and Brazilian Government bonds with similar terms to maturity over the last 12 months was adopted. Source: Capital IQ and Deloitte Analysis.

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TOTVS S.A. 25

Taxa de Desconto

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Notes: (cont.)

e. Represents US long-term annual inflation calculated based on the embedded inflation expectation in long-term securities (20-year US T-Bond) offered by the US Government, which have yields indexed to the CPI (Consumer Price Index). Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

f. Represents the Brazilian long-term annual inflation rate, calculated based on market's expectations. Source: Banco Central do Brazil on June 30th, 2020.

g. **Company**'s cost of debt was calculated based on its average funding cost, net of income tax and social contribution. Source: **Company's** Financial Statements and Deloitte Analysis.

h. The financial leverage was calculated based on the arithmetic average of the debt/equity ratio for a sample of comparable companies in the same segment. Source: Capital IQ and Deloitte Analysis.

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TOTVS S.A. 26

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Projections and Assumptions

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TOTVS S.A.

Projections and Assumptions

General Assumptions

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The main assumptions adopted in this study are described as follows:

- Valuation base dare is June 30th, 2020.
- Unless otherwise mentioned, numbers are expressed in millions of Reais (R$ millions).
- The projections were made in nominal terms in Reais (BRL), i.e. projections comprise future inflationary effects.
- Cash flows were projected from July 1st, 2020 to December 31st, 2029.
- Residual value was based on perpetuity of projected cash flow for the last year at present value, adjusted for required working capital and CAPEX levels, applying a nominal growth of 6.5% p.a..
- This valuation was based on **Linx** operational results projected on a consolidated basis, and therefore, non operating assets and liabilities were added or deducted from **Linx** enterprise value, in order to estimate **Company**'s economic value.
- Projections were based on public data made available by **Linx**'s Management, on research analysts estimates (who cover **Linx** shares and performance) and **TOTVS** Management, , supported by its financial advisor, future perspectives over **Linx** operations performance and potential synergies that can arise from Transaction.

- Macroeconomic assumptions adopted in **Linx** projections are presented as follows:

Macroeconomics Indicators	2020	2021	2022	2023	2024 on
IPCA (inflation)	1.63%	3.00%	3.50%	3.50%	3.50%
IGP-M (inflation)	6.15%	4.00%	3.90%	3.50%	3.50%
GDP Growth	-6.60%	3.50%	2.50%	2.50%	2.50%
TJLP (long-term interest rate)	4.94%	4.94%	4.94%	4.94%	4.94%

Source: Focus projections as of June 30, 2020, by Brazilian Central Bank.

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TOTVS S.A. 28

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Projections and Assumptions

Gross Revenue

Gross Revenue

Linx's Gross Revenue comprises "Recurring Revenue", "Service Revenue" and "Linx Pay" (sub-acquirer revenue) service lines.

- **Linx**'s revenue has been driven by software market and inorganic growth achieved through acquisitions and market solutions consolidation strategy.
- During the first semester of 2020, **Linx** recurring revenue was positively impacted by retailer digitalization trend, driven by pandemic environment. To meet its customers' digital transformation demand, **Linx** focused on less customized solutions but with faster setup, increasing recurring revenue base.
- Service revenue line, which grew strongly in 2019 due to implementation of new projects (mainly linked to Linx Digital), was negatively impacted by the pandemic in the first semester of 2020.

Linx revenues were projected separately, as described as follows:

- Recurring revenue:
  - From July to December 2020, recurring revenue was projected based on the historical average semiannual seasonality of recent years, considering a 6.7% growth over actual revenue of the first semester of 2020.
  - From 2021 on, recurring revenue projection was based on high customer retention rate of 99.1%, observed in recent years, and as reported by **Company**, and market growth projected by International Data Corporation - IDC.
  - From 2021 to 2023, Linx Digital solutions for e-commerce (such as omnichannel solutions, marketplace, among others) is expected to contribute to **Company** market share increase.
  - From 2024 on, **Company** is expected to follow market growth trend, reaching expected long term growth in 2029.
- Service revenue:
  - From July to December 2020, considering pandemic environment, service revenue is expected to maintain revenue levels observed in the first semester of 2020.
  - From 2021 on, a recovery in software implementation services volume is expected, in addition to Linx Digital growth, which should contribute to **Company** achieving market growth in the long term.
- Linx Pay revenue:
  - In early 2020, **Linx** Management revised its initial perspectives - made when Linx Pay was launched - of Lix Pay future performance.
  - Therefore, Linx Pay's revenue projection was based on research analysts reviewed estimates of its performance and on first semester 2020 actual revenue.

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TOTVS S.A. 29

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Projections and Assumptions

Gross Revenue and Deductions

Gross Revenue (cont.)

- Considering the perspectives of economic recovery in 2021 and payment market expected growth, an increase in Linx Pay market share was estimated, in conjunction with take rate reduction, stabilizing by 2024.

- According to IDC data, software market is expected to resume growth in 2022 (~8%) reflected in **Linx**'s revenue projections.
- **Company** projected gross revenue, on a consolidated basis, are as follows:

Gross Revenue (R$ million)

15.4%
10.3%
10.5%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
784
905
998
1,103
1,255
1,405
1,541
1,676
1,823
1,984
2,136
2,274
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Recurring
Non-Recurring
Linx Pay
% Growth

Deductions

- Deductions include indirect taxes (PIS, Cofins, ISS, and INSS), cancellations, rebates and others.
- Deductions were projected based on average percentage of gross revenue, observed historically, except for INSS.
- INSS deduction was projected only for second half of 2020, based on percentage of gross revenue observed historically, assuming the end of payroll tax exemption in the end of 2020. As of fiscal year 2021 on, INSS was projected as an operating expenses.

Deductions (R$ million)

12.6%
12.9%
12.8%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
99
117
128
100
114
128
140
153
166
180
194
207
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Gross Revenue

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TOTVS S.A. 30

Projections and Assumptions

Net Revenue and Costs of Services Rendered

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Net Revenue

- Net revenue was projected as follows:

Net Revenue (R$ million)

15.0%
10.4%
15.2%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
686
788
870
1,002
1,141
1,277
1,401
1,524
1,657
1,803
1,941
2,067
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% Growth

Costs of Services Rendered

Costs comprise salaries, payroll taxes, link expenses, third-party services, travel expenses, among others, net of depreciation and amortization.

- Costs of services rendered as a percentage of net revenue has shown a downward trend from 2018 to the first half of 2020, mainly explained by operating leverage of investments in prior acquisitions by IFRS 16 adoption.
- Projection was based on mix of services rendered by the **Company**, assuming economies of scale in cost of support and margin gain in cost of services, as follows:

Costs of Services Rendered (R$ million)

28.6%
27.0%
25.4%
23.5%*
22.8%
22.4%
22.1%
21.8%
21.5%
21.3%
21.2%
21.2%
196
213
221
236
260
286
310
332
356
384
412
439
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Net Revenue

* Reduction in percentage of net revenue is explained mainly by the end of payroll tax exemption (increase in net revenue).

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TOTVS S.A. 31

Projections and Assumptions

Operating Expenses

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Operating Expenses

Operating expenses comprise personnel, marketing, sales, research and development and other expenses.

- Historically, operating expenses as a percentage of net revenue has been increasing due to investments in sales and R&D team, mainly involving Linx Core and Franchise team, aiming to reinforce Linx Digital and Linx Pay new offers cross-selling.
- Additionally, SOX requirement compliance project, and Hiper, Millennium, SetaDigital, PingPag and Neemo consolidation expenses, also contributed to operating expenses increase from 2018 to first semester of 2020.

Expenses were projected assuming its respective fixed and/or variable nature based on following assumptions:

- General and administrative expenses and sales and marketing expenses: projected based its respective fixed and variable nature, being the fixed portion adjusted by inflation, considering scale gains until 2026.
- Research and development expenses: projected based on historical investments figures, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.
- Other expenses: projected based on historic figures, adjusted by long-term inflation expectations.

- Synergies:
  - Projection contemplates only synergies that, according to discussions with **TOTVS**' Management, would be captured naturally by any market player. These synergies include reduction of operating expenses common to companies, such as infrastructure expenses, back-office departments, governance, optimization of sales and marketing areas.
  - Economy with operating expenses synergies was estimated starting in 2021, growing until 2023, when synergies are expected to be fully captured, generating savings of around R$ 60 million per year.

Margin gain over projection period is mainly explained by capture of synergies, which start to take effect from 2021 gradually, as follows:

Operating Expenses (R$ million)

47.0% 48.4% 49.4% 50.2% 45.5% 42.9% 41.7% 40.7% 40.4% 40.2% 40.1% 40.1%
47.0% 48.4% 49.4% 49.3% 41.4% 37.6% 36.5% 35.6% 35.3% 35.1% 35.0% 35.0%
322 381 429 504 519 547 585 620 669 725 779 829
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
Projected
Synergies
% of Net Revenue - ex - Synergies
% of Net Revenue - Synergies

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TOTVS S.A. 32

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Projections and Assumptions

EBITDA, Depreciation and Amortization and Leasing

EBITDA

EBITDA margin increase from 2018 to 2020 is mainly explained by operating leverage of companies acquisitions, IFRS 16 adoption, and initiatives related to **Linx**'s responses to COVID-19 pandemic, such as staff adjustment and building expenses reduction due to renegotiations.

Based on assumptions aforementioned, **Linx** historical and projected EBITDA is shown as follows:

EBITDA (R$ million)

24.4% 24.7% 25.2% 26.2% 31.7% 34.7% 36.1% 37.5% 38.2% 38.5% 38.7% 38.7%
24.4% 24.7% 25.2% 25.3% 27.6% 29.5% 31.0% 32.4% 33.1% 33.4% 33.6% 33.6%
168 194 219 263 362 444 506 571 632 695 751 800
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
Synergies
% EBITDA Margin - Synergies
EBITDA ex-Synergies
% EBITDA Margin - ex - Synergies

Depreciation and Amortization

Depreciation and amortization projection was based on the rates currently practiced by **Company**, based on information reported by **Linx** in its audited financial statements.

Leasing

In 2019, **Linx** started to book its leases in accordance with IFRS 16 accounting standard. As of June 30th, 2020, lease and right-of-use comprised properties, equipment and cloud leasing.

Lease payments were based on figures booked on June 30th, 2020, considering leases renewal in the long-term.

Leasing (R$ million)

2.1% 4.5% 4.1% 3.8% 3.6% 3.4% 3.3% 3.1% 3.0% 2.9%
9 45 47 49 50 52 54 56 58 60
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Projected
% of Net Revenue

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TOTVS S.A. 33

Projections and Assumptions

Income Tax and Social Contribution and CAPEX

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Income Tax and Social Contribution

Income tax (IR) and social contribution (CSLL) were projected in accordance with current Brazilian Tax Legislation, based on the actual profit tax regime, considering:

- Tax loss carryforward (NOLS's) which was projected according to schedule presented in **Linx**'s audited financial statements as of June 30th, 2020.
- Distribution of Interest on Equity (JSCP) which was based on historical figures disclosed by **Linx** and in accordance with current tax legislation.
- Intangible assets and goodwill tax amortization benefit generated on previous acquisitions made by **Linx**, according to information disclosed by **Linx** on its Investor Relations website.
- Potential tax amortization benefit of intangible assets step up value and goodwill generated by the proposed Transaction, which was projected based on **Linx**'s Business Plan, assessment of potential intangible assets fair value and **TOTVS**' Management perspectives for Transaction structuring to take advantage of this benefit.

CAPEX

Capex projection includes investments in fixed assets and software development (capitalization of R&D).

- Fixed Assets: Investments in property, plant, and equipment were projected based on historical figures adjusted by inflation.
- Intangible Assets: Research and development spending on software development was projected based on historical investments, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.

CAPEX (R$ million)

7.4%
6.6%
6.1%
5.7%
5.4%
5.2%
4.9%
4.7%
4.6%
4.5%
32
67
69
72
75
79
82
85
89
93
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Fixed Assets
Intangible Assets
% of Net Revenue

Confidential
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TOTVS S.A. 34

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Projections and Assumptions

Working Capital and Economic Adjustments

Working Capital

Main operating assets and liabilities (working capital) were projected in accordance with **Linx**'s observed historical terms.

Economic Value Adjustments (Non-Operating Assets and Liabilities)

Non-operating assets and liabilities added or deducted from **Linx** Enterprise Value were based on Balance Sheet as of valuation base date and are presented as follows:

Economic Value Adjustments	Note	R$ million
Cash and equivalents		630
Loans and financing		(202)
Accounts payable for acquisitions of subsidiaries	(a)	(106)
Deferred taxes and Provision for contingencies	(b)	(18)
Others	(c)	(3)
Total		**301**

Notes

(a) **Accounts payable for acquisitions of subsidiaries:** payments due to former shareholders of acquired companies.

(b) **Deferred taxes and Provision for contingencies:** provisions for contingencies, according to notes 21.2 and 24 of financial statements as of June 30th, 2020.

(c) **Others**: retentions for acquired contingencies, Napse guarantee deposits, accounts payable to former shareholders, installment of taxes and contributions, and advance dividends.

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TOTVS S.A. 35

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Valuation Results

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TOTVS S.A.

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Valuation Results

Economic Value

Based on the scope of our analysis, the methodology adopted, assumptions, considerations, and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Bene	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

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TOTVS S.A. 37

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Appendix

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TOTVS S.A.

Appendix

Projected Income Statement

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(R$ million)

Income Statement	jul-dec 20	2021	2022	2023	2024	2025	2026	2027	2028	2029
Gross Revenue	**514**	**1,103**	**1,255**	**1,405**	**1,541**	**1,676**	**1,823**	**1,984**	**2,136**	**2,274**
% Growth	13.6%	10.5%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Deductons	(66)	(100)	(114)	(128)	(140)	(153)	(166)	(180)	(194)	(207)
% Net Revenue	-12.8%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%
Net Revenue	**448**	**1,002**	**1,141**	**1,277**	**1,401**	**1,524**	**1,657**	**1,803**	**1,941**	**2,067**
% Growth	13.7%	15.2%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Operating Costs and Expenses	**(331)**	**(740)**	**(779)**	**(833)**	**(895)**	**(952)**	**(1,025)**	**(1,109)**	**(1,191)**	**(1,267)**
% Net Revenue	-73.8%	-73.8%	-68.3%	-65.3%	-63.9%	-62.5%	-61.8%	-61.5%	-61.3%	-61.3%
EBITDA[1]	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
% Net Revenue	26.2%	26.2%	31.7%	34.7%	36.1%	37.5%	38.2%	38.5%	38.7%	38.7%
. Depreciation and Amortization	(59)	(131)	(120)	(107)	(89)	(77)	(81)	(81)	(83)	(87)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
Profit / (Loss) Before Tax	**49**	**86**	**195**	**288**	**367**	**442**	**498**	**559**	**610**	**653**
% Net Revenue	10.9%	8.6%	17.1%	22.5%	26.2%	29.0%	30.0%	31.0%	31.4%	31.6%
. Income Tax/Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
% IT and SC	7.5%	12.0%	21.4%	24.5%	31.2%	32.3%	32.7%	32.6%	32.7%	32.7%
Net Profit/(Loss)	**45**	**76**	**153**	**217**	**253**	**299**	**335**	**377**	**411**	**440**
% Net Revenue	10.1%	7.6%	13.4%	17.0%	18.0%	19.6%	20.2%	20.9%	21.1%	21.3%

[1]EBITDA considering synergies

Confidential
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TOTVS S.A. 39

Appendix
Projected Cash Flow

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(R$ million)

Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
EBITDA	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
. Working Capital variation	(14)	(33)	(25)	(24)	(19)	(22)	(25)	(28)	(26)	(24)
EBITDA (Net Working Capital)	**103**	**230**	**337**	**419**	**487**	**550**	**607**	**667**	**724**	**776**
. CAPEX	(32)	(67)	(69)	(72)	(75)	(79)	(82)	(85)	(89)	(93)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
. Income Tax and Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
Free Cash Flow	**58**	**107**	**179**	**228**	**247**	**276**	**309**	**344**	**379**	**410**

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TOTVS S.A. 40

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TOTVS S.A.

Katrina Participações S.A.

Appraisal report on equity

calculated based on accounting records as of July 31, 2020

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Tel: +55 11 2573-3000 ey.com.br

A free translation from Portuguese into English of Accounting-based Equity Valuation Report prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Accounting-based equity valuation report

The Shareholders, Board of Directors and Officers

Katrina Participações S.A.

São Paulo – SP

Audit firm information

1.	Ernst & Young Auditores Independentes S.S., a company based in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 – Torre I – 5th and 6th floors, enrolled with the Brazilian IRS Registry of Legal Entities of the Ministry of Finance under no. 61.366.936/0001-25, registered with the São Paulo State Board of Accountancy under no. CRC - 2SP 015.199/O-6, represented by its undersigned partner, Mr. Luiz Carlos Marques, accountant, bearer of the identity card RG no. 15.695.856, enrolled with the Individual Taxpayer Registry (CPF) under no. 043.982.278-57 and with the São Paulo State Board of Accountancy under no. CRC-1SP147693/O-5, residing and domiciled in São Paulo, State of São Paulo, with office at the same address of the company he represents, appointed by the management of Katrina Participações S.A. to value its equity as at July 31, 2020 in accordance with Brazilian accounting practices, does hereby presents the results of its work.

Purpose of the valuation

2.	The purpose of the accounting-based equity valuation as at July 31, 2020 of Katrina Participações S.A. is the merger of the Company by its parent Totvs S.A.

Management’s responsibility for the financial information

3.	Management is responsible for the preparation of books and of financial information in accordance with Brazilian accounting practices, and for such internal control as management determines is necessary to enable the preparation of such financial information that is free from material misstatement, whether due to fraud or error. The significant accounting practices adopted by the Company are summarized in Attachment II to the valuation report.

Scope of work and accountant’s responsibility

4.	Our responsibility is to express a conclusion on the book value of the Company equity as at July 31, 2020, based on our work conducted in accordance with the Notice CTG 2002, approved by Brazil’s National Association of State Boards of Accountancy (CFC), which provides for the application of examination procedures on the statement of financial position for purposes of issuing a valuation report. Accordingly, we examined the referred to statement of financial position of the Company in accordance with the applicable accounting standards, which require accountants to comply with ethical requirements and that the work be planned and

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Tel: +55 11 2573-3000 ey.com.br

performed in order to obtain reasonable assurance that the equity determined for the preparation of our valuation report is free from material misstatement.

5.	The issue of a valuation report involves performance of selected procedures in order to obtain evidence regarding the amounts recorded. The procedures selected depend on the accountant’s judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In this risk assessment, the accountant considers internal control relevant to the preparation of the Company’s statement of financial position in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The work also includes an evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6.	Based on the work performed, we concluded that the amount of R$100.00 (one hundred reais), according to the statement of financial position as at July 31, 2020 recorded in the accounting books and summarized in Attachment I, represents, in all material respects, the Company’s equity, valued in accordance with Brazilian accounting practices.

Emphasis of a matter

7.	As described in Note 2 of Attachment II to this valuation report, the merger of Katrina Participações S.A. by TOTVS is part of a corporate reorganization in the context of the business combination described therein, which is subject to uncertainties, as its outcome depends on future events.

São Paulo, October 7, 2020

ERNST & YOUNG

Auditores Independentes S.S.

CRC - 2SP015199/O-6

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

Attachment I to the appraisal report on equity calculated based on accounting records as of July 31, 2020, as issued on October 7, 2020

Katrina Participações S.A.

Summarized statement of financial position as of July 31, 2020

In Brazilian Reais, unless otherwise stated

Assets	Reais (BRL)	Liabilities and equity	Reais (BRL)

Noncurrent	100.00	Equity	100.00
Cash and cash equivalents	100.00	Capital stock	100.00

Total assets	100.00	Total liabilities equity	100.00

Attachment II to the appraisal report on equity calculated based on accounting records as of July 31, 2020, as issued on October 7, 2020

Katrina Participações S.A.

Management’s notes to the statement of financial position as of July 31, 2020

In Brazilian Reais, unless otherwise stated

1. The Company

Katrina Participações S.A. (the “Company”) is a privately-held corporation, headquartered at Av. Braz Leme, nº 1000, bloco B, 3o. andar, São Paulo, state of São Paulo (Brazil). The Company is primarily engaged in holding interests in other companies as a partner or shareholder, in Brazil or abroad.

2. Basis for preparation of the statement of financial position and summary of significant accounting policies

The statement of financial position as of July 31, 2020 was prepared to appraise the equity of the Company for the purpose of the Company’s acquisition by TOTVS S.A. (”TOTVS”) at a future date, pursuant to the corresponding Protocol and Rationale.

Company management is responsible for the bookkeeping and preparation of financial statements in accordance with the accounting practices adopted in Brazil, and for significant internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatements, whether due to fraud or error.

The statement of financial position as of July 31, 2020 was prepared and is presented in accordance with the accounting practices adopted in Brazil, and comprise the standards issued by the Brazilian Financial Accounting Standards Board (CPC). The financial statements were prepared under the historical cost convention.

(a)       Corporate events

On August 14, 2020, TOTVS submitted a business combination proposal to the Board of Directors of Linx S.A. (“Linx”). Such proposal, subject to approval by Linx shareholders, aims to combine the businesses of the two companies and consolidate the shareholding bases in TOTVS, which will continue to be a publicly-held company with shares traded on the major Brazilian stock exchange, known as the Novo Mercado listing segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”).

TOTVS management will submit to the shareholders of both companies an organizational restructuring plan that will result (a) in ownership, by TOTVS, of all shares issued by Linx; and (b) assuming that the total capital of Linx is represented, on the date when such business combination is effectively completed, by 179,428,7371 common shares, ex-treasury, on receipt, by Linx shareholders, for each common share issued by Linx that these shareholders own on the date of the transaction:

(i)       a portion in Brazilian legal currency of R$6.20 (six reais and twenty cents), adjusted as provided for in section 2.2 of the corresponding Protocol and Rationale, as applicable, to be paid in cash, in a single installment, within 30 days as from the Date of Effective Completion of the Transaction; and

1 This estimate considered that, on the date when the transaction is effectively completed, there will be 179,428,737 shares of Linx (a total of 189,408,960 shares, excluding 14,125,991 shares in treasury and including 4,145,768 shares resulting from the early vesting of stock option plans and deferred shares). The number of Linx outstanding shares may vary until the date of effective completion of the transaction.

(ii)       one common share issued by TOTVS, adjusted as provided for in section 2.1 of the Protocol and Rationale.

The Company, a wholly-owned subsidiary of TOTVS, was acquired for the purpose of assisting in the process of said combination of operations, as part of the corporate restructuring, which contemplates its acquisition by TOTVS, as described in Note 3.

Linx shareholders holding American depositary shares (“ADSs”) will be entitled to receive TOTVS ADSs, subject to the same exchange ratio. To this end, TOTVS will take all due steps to obtain (i) the registration of such transaction with the U.S. Securities and Exchange Commission (“SEC”), and (ii) the listing of TOTVS ADSs on NYSE. Once such transaction is completed, the shares and ADSs issued by Linx will no longer be traded on B3 or NYSE, respectively.

In addition to being approved by the shareholders of both TOTVS and Linx in their respective general shareholders’ meetings, the transaction is subject to prior approval by the Brazilian Antitrust Agency (CADE).

Under the terms of the Protocol and Rationale submitted by TOTVS to Linx’s Board of Directors on September 4, 2020, in the event that CADE’s Internal Board (i) imposes restrictions as a condition precedent for the approval of the transaction and, after making the best efforts, TOTVS and Linx are unable to comply with such restrictions, or (ii) disapproves the transaction, Linx may resolve to consider the transaction as terminated and will be entitled to receive from TOTVS liquidated damages for losses in the amount of R$100,000,000 (one hundred million reais).

(b)       Significant accounting policies

Significant accounting policies applied in the preparation of the statement of financial position are presented below.

Cash and cash equivalents

Cash and cash equivalents comprise balances held in cash, which are not subject to the risk of change in value.

3.       Merger of Katrina

Katrina Participações S.A, a wholly owned subsidiary of TOTVS, was acquired for the purpose of assisting in the business combination process described in Note 1, especially in referred to corporate restructuring. Accordingly, the Company is expected to be merged into TOTVS immediately after the business combination transaction. The table below describes the summarized unaudited pro forma statement of financial position of the Company, as per the Company’s individual pro forma statement of financial position and corresponding assurance report issued by an independent auditor on the compilation of the pro forma financial information, issued on September 30, 2020, which would be submitted for the purpose of merger by TOTVS, assuming that approvals of the business combination by the shareholders of TOTVS and Linx, as well as by CADE , had been obtained on June 30, 2020.

Statement of financial position as of June 30, 2020 - pro forma

(In Reais, unless otherwise stated) - Unaudited

	Book balances (i)	Capital contribution in cash (ii)	Merger of Linx shares (iii)	Redemption of preferred registered Shares (iv)	Pro forma balance - June 30, 2020

Current Assets	100.00	1,125,000,000.00	-	(1,112,458,169.40)	12,541,930.60
Cash and cash equivalents	100.00	1,125,000,000.00	-	(1,112,458,169.40)	12,541,930.60

Noncurrent liabilities	-	-	6,016,245,551.61	-	6,016,245,551.61
Investment - Linx S.A.	-	-	6,016,245,551.61	-	6,016,245,551.61

Total Assets	100.00	1,125,000,000.00	6,016,245,551.61	(1,112,458,169.40)	6,028,787,482.21

Equity	100.00	1,125,000,000.00	6,016,245,551.61	(1,112,458,169.40)	6,028,787,482.21
Subscribed capital stock	100.00	10,000,000	897,143,685.00	-	907,143,785.00
Goodwill reserve	-	1,115,000,000.00	5,119,101,866.61	(1,112,458,169.40)	5,121,643,697.21

Total Liabilities	100.00	1,125,000,000.00	6,016,245,551.61	(1,112,458,169.40)	6,028,787,482.21

Description of balances/adjustments:

(i)       Statement of financial position of Katrina, acquired on July 31, 2020 to assist in the business combination process, according to Annex I of the appraisal report on equity calculated based on accounting records. The fact that the company was acquired on a date subsequent to the base date of the changes in the pro forma statement of financial position has no impact on the information presented above, since this information aims at demonstrating what the proposed merger would have been like should such merger have occurred on June 30, 2020.

(ii)       TOTVS increases Katrina capital by issuing 163,500,000 (one hundred and sixty-three million five hundred thousand) new common, registered shares with no par value, which will be fully subscribed and paid in by TOTVS, in Brazilian currency, until the date when the transaction is effectively completed, for the total issue price of R$ 1,125,000,000.00 (one billion, one hundred and twenty-five million reais), of which R$ 1,115,000,000.00 (one billion, one hundred and fifteen million reais) will be allocated to capital reserve.

(iii) On this date, subsequently to and in connection with Katrina capital increase, 100% of the shares issued by Linx will be merged into Katrina, for their economic value2 , resulting in issue, by Katrina in favor of Linx shareholders bearing the merged shares, common and redeemable preferred shares issued by Katrina. Each common share issued by Linx will receive 4 (four) common shares and 1 (one) redeemable preferred share issued by Katrina for the total issue price of at least R$6,016,245,551.61 (six billion, sixteen million, two hundred and forty-five thousand, five hundred and fifty-one reais and sixty-one cents), of which R$ 5,119,101,866.61 (five billion, one hundred and nineteen million, one hundred and one thousand, eight hundred and sixty-six reais and sixty-one cents) will be allocated capital reserve.

(iv) Linx shareholders, who received redeemable preferred shares, immediately after the merger of Linx shares redeemed these shares in cash for their full amount of R$ 1,112,458,169.40 thousand and the preferred shares were canceled.

2 this represents: a) the number of Linx common shares as of June 30, 2020, which will be exchanged for one common share issued by TOTVS, considering the quotation of TOTVS shares on September 28, 2020, or R$ 4,903,787,382.21; and b) the amount to be paid in cash for redeeming the preferred shares of R$ 1,112,458,169.40. The assumption used was the quotation of TOTVS shares between the Date of Proposal and September 28, 2020, which is an interval of possible results based on the percentage of increases and decreases weighted by market volatility, using daily fluctuations and associated standard deviations.

(v)       Immediately after items (ii) and (iv) described above, these transactions had an impact on Katrina equity. Katrina was merged into TOTVS and ceased to exist. In replacement for Katrina common shares, Linx shareholders were awarded new TOTVS shares, therefore becoming part of TOTVS ownership structure.

The pro forma closing balance above represents the Company's equity recorded in accounting, which would be merged into TOTVS in case the business combination had taken place as of June 30, 2020. Actual amounts for merger purposes, if and when such merger occurs, will vary in relation to aforementioned pro forma balance especially concerning (i) the restated capital payment amount; and (ii) the number and fair value of TOTVS shares to be given to Linx shareholders, both of which will be computed at the effective transaction date.

CONFIDENTIAL

Sao Paulo (SP, Brazil), September 28, 2020.

To the Board of Directors of TOTVS.

Dear Members of the Board of Directors of TOTVS,

Regarding the intended transaction involving Totvs S.A., a publicly-held corporation, with address in the city of Sao Paulo, state of Sao Paulo (Brazil) at Avenida Braz Leme, Nº 1.000, registered with Tax Id. (CNPJ/ME) under number 53.113.791/0001- 22 (hereinafter referred to as “TOTVS” or the “Company”) and Linx S.A., a publicly-held corporation, with address in the city of Sao Paulo, state of Sao Paulo (Brazil), at Avenida Doutora Ruth Cardoso, nº 7.221, registered with Tax Id. (CNPJ/ME) under number 06.948.969/0001-75 (“Linx”), as disclosed in the notices of material fact dated August 14, 2020, September 1, 2020 and September 11, 2020 (“Material Facts”), and subsequently to the meetings of the Company's board of directors held on August 10, 2020 and August 13, 2020 that approved the presentation of the proposal for the business combination with Linx, we were requested by the Company's board of directors to issue an opinion on the fairness, for the Company, from the financial point of view, of the price attributed to Linx's shares, particularly within the context of the proposed acquisition of Linx's shares by TOTVS (the “Transaction”).

The potential Transaction will result, if completed, in the acquisition of shares issued by Linx by TOTVS, pursuant to Article 252 of Law 6404/76 (the Brazilian Corporations Act). As a result of the aforementioned acquisition of shares, Linx's shareholders will become shareholders of TOTVS. The exchange ratio applicable to Linx's shareholders in the acquisition of their shares will consist of 1 (one) share issued by TOTVS plus R$ 6.20 (six Reals and twenty cents of Real) for each 1 (one) common share issued by Linx.

We emphasize that the prior description does not intend to reproduce all the details of the potential Transaction, which are set out in greater detail in the Notices of Material Fact and in all other documents of the Transaction, and you, should you have any doubts regarding the potential Transaction, please request the corresponding documents to examine them and/or ask clarifications to the persons responsible and representatives of the Company and/or Linx.

The base date for this letter is September 28, 2020. Our reviews do not distinguish any classes or types of shares representing Linx's stock capital and do not include operating, tax or other benefits or losses, if any, as of that date.

The preparation of any financial analysis is a complex procedure that involves a series of definitions regarding the most appropriate and relevant methods of financial analysis as well as the application of such methods for particular circumstances and, therefore, the conclusion referred to in this letter should not be object of a partial analysis. In order to reach the conclusions presented in this letter, we performed a qualitative reasoning regarding the analyzes and factors considered by us. We reached a final conclusion based on the results of the analysis carried out considered as a whole, and we did not reach conclusions based on, or related to, any of the factors or methods of our analysis taken in an isolated way. Thus, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering all of our analysis and conclusions, can result in an incomplete and incorrect understanding of the processes used for our analyzes and conclusions.

In preparing our opinion, we exclusively (i) reviewed certain public financial information related to Linx and TOTVS; (ii) we reviewed certain audited financial statements of Linx, as well as certain financial data, including financial projections from Linx that were provided to us by the Company and discussed with us; (iii) we had discussions with the Company's management regarding Linx's operations, as well as about the characteristics of the Transaction; (iv)

we considered other factors and information and carried out other analyzes that we deemed appropriate; and

(v)	we compared Linx's financial and operating performance with publicly-available information related to certain other companies that we deemed relevant. We have also taken into account other information, analysis, research, financial studies, financial, economic and market criteria that we believe, at our sole discretion, to be relevant.

In preparing our opinion, we did not undertake and assume no obligation to independently verify any information we used, reviewed or considered for this work, including, without limitation, financial, accounting, business, and legal information, and we assumed, with the Company's consent, the accuracy, veracity, consistency, completeness and sufficiency of such information. With regard to the financial projections and sensitivities connected to Linx's future financial performance that were provided to us and discussed with us, we assumed that the financial projections were prepared in good faith, in a precise and reasonable manner, in order to reflect the better estimates and judgments by the Company's management in relation to Linx's future financial performance and the potential impact that certain sensitivities that could affect the financial performance of Linx may have on said projections. Accordingly, we do not assume any responsibility connected to the accuracy, veracity, consistency or sufficiency of such information and projections. In addition, we have not been informed of any material changes in relation to Linx's assets, financial condition, and results of operations, businesses or prospects since the dates of the information to which we had access.

We do not assume, nor will we assume, hereby, any responsibility for carrying out an independent verification or appraisal of any assets or liabilities (be them contingent or otherwise) of Linx. With regard to liabilities and contingencies, it is worth clarifying that we consider only the amounts duly provisioned in the financial statements object of our analysis, being certain that we do not consider the possibility of their eventual inaccuracy or insufficiency, nor the effects of any lawsuits and/or administrative proceedings (of a civil, environmental, tax/fiscal, criminal, labor, or social security nature, etc.), even if unknown or not stated, whether in progress or threatened, involving such companies or that could impact the price of the shares issued by such companies. In addition, we did not assume any obligation to conduct, as we actually did not carry out any due diligence on Linx, nor a physical inspection of its properties, assets or facilities. Finally, we do not assess the solvency or fair value of companies considering laws on bankruptcy, insolvency or similar matters.

Likewise, we do not assume any responsibility regarding the verification of regularity and maintenance in the current conditions of business and contracts entered into by Linx. If certain Linx businesses and contracts are discussed, changed, discontinued, terminated and/or if otherwise they fail to generate results for Linx, in whole or in part, the conclusions described herein may be, and probably will be, materially different from the actual results reached by Linx. We understand that the Company counted on legal assistance to confirm the validity, effectiveness and legality of such businesses and contracts.

We were not asked to consider, as this opinion actually does not consider, the merits related to the Transaction. We have not made any assessment as to the convenience of the Transaction for the Company or for Linx when compared to any other strategic business alternative that may exist. In addition, we do not intend to set the price at which Linx's assets or shares should be traded at any time.

Our opinion was prepared assuming market information and is based on market, economic, monetary and other conditions existing and effective at the time it was prepared, as well as on the information that has been made available to us up to the present date, so that it is valid exclusively on this date. Accordingly, although facts and events subsequent to the present date may affect the conclusion of this opinion, we assume no obligation or responsibility to update, revise or revoke it as a result of that or for any other reason. Our analysis does not consider any regulatory changes that may occur in the direct or indirect sectors in which Linx operates.

We act as the Company's financial advisors for the Transaction and, as a result of such advisory, we will receive specific remuneration in case the Transaction is successful, in addition to the agreed fixed amount specifically for us to prepare this Fairness Opinion. Moreover, the Company undertook to reimburse us for any loss resulting from our financial advice and the issuance of this letter.

Besides the relationship arising from this Transaction, on this date, the Company, Linx and their corresponding subsidiaries maintain a business relationship with Itaú BBA and other financial entities that are part of its financial conglomerate, which includes:

COMPANY	LINX
• Companies making part of the Itaú conglomerate and investment funds and/or other funds managed by such companies that hold shares issued by the Company and that currently represent 4.05% of the Company's capital stock.	• Companies making part of the Itaú conglomerate and investment funds and/or other funds managed by such companies that hold shares issued by Linx and that currently represent 6.59% of Linx's capital stock.
• Surety bonds for TOTVS and companies making part of its economic group totaling R$ 53.9 million	• Partnership with Linx for the business of merchant acquiring, as a sub-acquirer. The company known as Rede (accreditor and acquirer), belonging to the Itaú conglomerate, is responsible for processing Linx Pay's transactions.

Besides, the Company and/or Linx currently contract and may come to contract, with companies that are part of the Itaú conglomerate, banking services, including investments or any other financial operations required to perform the activities of the Company and/or Linx, and we may, as the case may be, be remunerated for such services, under market terms and conditions. Moreover, in the ordinary course of our businesses we may acquire, hold or sell, on our own behalf or on behalf of our clients or customers, debt instruments and other securities and financial instruments (including bank loans and other obligations) from the Company, Linx, and/or their corresponding subsidiaries.

In addition to the stated hereinabove, we have no other interest, whether direct or indirect, in the Company, in Linx, or in the Transaction.

Professionals from the securities analysis departments (research) and other divisions of the Itaú Unibanco Group, including Itaú BBA itself, can base their analyses and publications on the Company and/or Linx on different operating and market assumptions and on different methodologies of analysis when compared to those employed to prepare this document, so that the research reports and other publications prepared by them may contain results and conclusions different from those submitted herein, considering that such reviews and reports are carried out by independent analysts without any connection with the professionals who worked on the preparation of this document. We adopt policies and procedures to preserve the independence of our securities analysts, who may have different views than those of our investment banking department. We also adopt policies and procedures to preserve the independence between investment banking and other areas and departments of Itaú BBA and other companies making part of the Itaú Unibanco Group, including , but not limited to, asset management, proprietary trading firm, debt instruments, securities and other financial instruments.

Our opinion is limited to the fairness of the appraisal of Linx's shares for the purposes of the exchange ratio set forth in the Notices of Material Fact on the Transaction from an exclusively financial, and concerning the present date. We do not assess the Transaction from a legal, regulatory or any other point of view and, therefore, we are not responsible for any liability (whether under contract, civil liability provisions or for other reasons) arising from such reviews or arising from any risks, including image and reputation risks assumed by the Company connected to the Transaction. Likewise, it is also worth noticing that we are not an accounting firm and we do not provide accounting or auditing services in connection with this Transaction. When preparing our opinion, we did not take into account: (i) the tax effects arising from the Transaction (except for the potential use of goodwill generated for the Transaction - and, for such purpose, Itaú BBA was based exclusively on the information provided by the Company regarding the goodwill generated by the Transaction); (ii) the impact of any commissions, fees and expenses that may result from the consummation of the Transaction; and (iii) the future accounting impact arising from the Transaction.

The presentation of this opinion was approved by an Itaú BBA's fairness opinion committee. This letter is issued for the sole purpose of being used by the Company's Board of Directors in connection with and for the purposes of its assessment of the Transaction, as detailed hereinabove. This Fairness Opinion should not be used for any other purposes. This opinion does not grant rights or resources on the Company's Board of Directors, its board of executive officers or any shareholder, affiliate, subsidiary, holder of securities or creditor of the Company or, even, any third party. This document is not, and should not be used as, a favorable opinion or as a recommendation to carry out the Transaction for the Company, its executives, affiliates and shareholders. The Company, its executives, affiliates and shareholders must conduct their own reviews and analyses as regards the Transaction and must base themselves on the information available to them and the opinions of their own financial, tax and legal advisors. This Fairness Opinion and the documents related to it were not prepared for and are not and should not be used as an appraisal report or to meet any legal, regulatory or contractual requirements or obligations applicable to the Company, to Linx, the Transaction and/or any corporate events connected to the Transaction.

Based on the terms described herein, and subject to the prior statements and other relevant factors considered by us, it is our opinion that, on the present date, an exchange ratio composed of 1 (one) share issued by the Company plus the amount of R$ 6.20 (six Reals and twenty cents of Real) for each 1 (one) common share issued by Linx seemed fair and reasonable to us, from an exclusively financial point of view.

This opinion may not under any circumstances be disclosed, forwarded or communicated, in whole or in part, to any third party, for any purpose, without our prior written consent. Likewise, no type of disclosure to the market and/or to the shareholders and other executive officers of the Company, nor the availability of physical or electronic copies of this Fairness Opinion will be allowed without Itaú BBA's prior and express consent, except as required by the competent regulatory bodies or by the Judiciary. However, the disclosure of this opinion in the context of the Transaction is excluded from the aforementioned prohibition, only in its entirety, without any changes whatsoever, (i) to the regulatory agencies of the Brazilian securities market, to the extent strictly necessary only, upon an express request from the aforementioned agencies, and (ii) to be examined by the Company's shareholders who have expressly requested access thereto, solely and exclusively at the Company's headquarters, and any form of reproduction (electronic or manual) of its content being forbidden. In any of those cases the Company must promptly inform Itaú BBA of such disclosure.

This letter is subject to the Brazilian laws and any dispute regarding its content must be settled in the district court of the Capital of the State of Sao Paulo, Brazil.

Yours faithfully,

Banco Itaú BBA S.A.

(Signature page of the Fairness Opinion issued by Banco Itaú BBA S.A. on September 28, 2020 to the Board of Directors of Totvs S.A.)

TOTVS + Linx: Potential Synergies

TOTVS

August 2020

3

COMPLETE AND INDEPENDENT PLATFORM WITH COMPLEMENTARY CAPABILITIES

STRENGTHENING OUR 3-DIMENSION ECOSYSTEM: CORE (ERP, HR AND VERTICALS), TECHFIN (CREDIT, SERVICES AND PAYMENTS) AND BUSINESS PERFORMANCE (SALES AND MARKETING)

TOTVS	TOTVS + Linx	Linx
CORE *ERP / HR / Verticals*	**Highly complementary verticalized approach while leveraging penetration and data to expand cross-selling opportunities**	**CORE** *POS / ERP*
TECHFIN *B2B Credit / Payments*	**Complete TechFin platform and broad capillarity in retail payments, with opportunity to penetrate across a wide variety of verticals**	**PAY HUB** *TEF / QR Code / Subacquirer*
PERFORMANCE *Sales Lead / Marketing*	**Robust digitization offering with proprietary solutions for e-commerce, OMS and digital services, accelerating TOTVS investments roadmap and execution**	**DIGITAL** *E-commerce / Omnichannel / Impulse*

ADDING SUBSTANTIAL CROSS-SELLING OPPORTUNITIES, ENHANCING THE VALUE PROPOSITION TO CLIENTS AND EXPANDING OUR ADDRESSABLE MARKET

TOTVS + LINX: AN OVERVIEW OF EXPECTED SYNERGIES[1]

4

THE ESTIMATED NPV OF POTENTIAL SYNERGIES COULD REACH UP TO R$4.25 PER SHARE OF THE COMBINED COMPANY[4]

ESTIMATED NPV OF POTENTIAL SYNERGIES[2,3]
(in R$ per share[4] of the combined company)

1.30
1.75
3.05
1.20
4.25
Total OpEx Synergies
Revenue Synergies 5
Total Operational Synergies
Fiscal Synergies 6,7
Total Potential Synergies

POTENTIAL SYNERGIES | IN R$ BN

1.0	1.3	2.3	0.9	3.2

Source: TOTVS analysis based on market estimates
Note:
1 Represents TOTVS' view on potential synergies which may not materialize as expected
2 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms
3 TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards
4 Considers 179.4mm and 574.9mm shares outstanding for Linx and TOTVS, respectively (fully-diluted basis); Does not consider treasury-held shares
5 Considers revenue synergies to reach ~R$160 MM in the 4th year after transaction closing
6 Assumes the difference between Linx's economic value (estimated based on the proposed acquisition value) and its book value; Considers an amortization period of 7 years starting from the 2nd year once the transaction is completed
7 Considers transaction price @ proposed terms (1 TOTVS' share + R$6.20); Considers TOTVS share price as of October 7th, 2020 (R$26.95)

TOTVS + LINX: AN OVERVIEW OF EXPECTED SYNERGIES[1] (CONT'D)

5

WE BELIEVE THAT THE COMBINED COMPANY COULD TAKE ADVANTAGE OF R$3.2 BN (NPV[5]) IN SYNERGIES[1]

G&A SYNERGIES

SELLING & MARKETING SYNERGIES

INFRASTRUCTURE SHARING, **PURCHASING** EFFICIENCY & **TALENT** RETENTION

CROSS-SELLING OPPORTUNITIES

INCREMENTAL SALES FROM **BROADER DISTRIBUTION NETWORK**

DATA ANALYTICS BASED ON AI / BIG DATA

FINANCIAL AND FISCAL SYNERGIES

POTENTIAL ANNUAL OPEX SYNERGIES

R$ 60 MM

NPV OF POTENTIAL OPEX SYNERGIES[3,4]

R$ 1.0 BN

POTENTIAL ANNUAL REVENUE SYNERGIES[2]

R$ 160 MM

NPV OF POTENTIAL REVENUE SYNERGIES[4]

R$ 1.3 BN

LINX COST BASIS TO POTENTIALLY GENERATE FINANCIAL AND FISCAL SYNERGIES[5] (NPV) OF

R$ 0.9 BN

Source: TOTVS analysis based on market estimates

Note:

1 Represents TOTVS' view on potential synergies which may not materialize as expected

2 Considers revenue synergies to reach ~R$160 MM in the 4th year after transaction closing

3 TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards

4 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms

5 Considers transaction price @ proposed terms (1 TOTVS' share + R$6.20); Considers TOTVS share price as of October 7th, 2020 (R$26.95)

POTENTIAL OPEX SYNERGIES[1]

6

TOTAL OPEX SYNERGIES ARE EXPECTED TO EXCEED R$ 60 MM ANNUAL RUN-RATE WHEN FULLY CAPTURED[2,3]

SOURCE	SYNERGY DESCRIPTION
SELLING & MARKETING SYNERGIES	▪ Product offerings are complementary, which allows to capture S&M synergies by selling different software to the same clients o Salesforce effectiveness and enablement o Channel optimization o Support structure rationalization o Efficiency gains on service implementation
G&A SYNERGIES	▪ Expense reduction on Linx's annual G&A expenses ▪ Cost reduction from consolidating duplicative structures
INFRASTRUCTURE SHARING, **PURCHASING** EFFICIENCY & **TALENT** RETENTION	▪ Leverage scale and procurement in direct/indirect spend ▪ Achieve reduced run-rate on IT infrastructure-related costs

ESTIMATED SYNERGIES

R$ 60 MM

IN POTENTIAL ANNUAL **OPEX SYNERGIES**[2]

R$ 1.0 BN

NPV OF POTENTIAL **OPEX SYNERGIES**[3,4]

Source: TOTVS analysis based on market estimates

Note:

1 Represents TOTVS' view on potential synergies which may not materialize as expected

2 Considers the Annual Run-Rate of expenses reduction

3 TOTVS base case scenario considers 50% of potential annual synergies being realized in the 1st year post-transaction, 75% in the 2nd year and 100% from the 3rd year onwards

4 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms

POTENTIAL REVENUE SYNERGIES[1]

7

TOTAL REVENUE SYNERGIES ARE EXPECTED TO EXCEED R$ 160 MM ANNUAL RUN-RATE WHEN FULLY CAPTURED[2]

SOURCE	SYNERGY DESCRIPTION
CROSS-SELLING OPPORTUNITIES	▪ Linx's products are complementary to TOTVS and could be potentially marketable to its existing clients o Linx Core → PoS, CRM, NFe, Connectivity o Linx Digital → Commerce, Impulse o Linx Core → TEF, Gateway, QRLinx, ContaLinx ▪ ...while many TOTVS' solutions are also well-suited to Linx's client base o HR solutions o Productivity tools & solutions o Credit solutions o Industry-focused ERP solutions (e.g: Fashion)
INCREMENTAL SALES FROM **BROADER DISTRIBUTION NETWORK**	▪ Linx's distribution channels o Benefit from TOTVS' franchises and 3rd-party distribution model ▪ TOTVS' distribution channels o Benefit from Linx's retail channels and sales support structure
DATA ANALYTICS BASED ON AI / BIG DATA	▪ Turn robust datasets into actionable business insights to drive new revenue and increase sales efficiency

ESTIMATED SYNERGIES

R$ 160 MM

IN POTENTIAL ANNUAL **REVENUE SYNERGIES[2]**

R$ 1.3 BN

NPV OF POTENTIAL **REVENUE SYNERGIES[3]**

Source: TOTVS analysis based on market estimates

Note:

1 Represents TOTVS' view on potential synergies which may not materialize as expected

2 Considers revenue synergies to reach ~R$160 MM in the 4th year after transaction closing

3 NPV calculated based on a discount rate (WACC – Weighted Average Cost of Capital) of 10.7%, in R$, nominal terms

8

CORE: COMPLETE OFFERING WITH STRONG VERTICAL COMPLEMENTARITY

ROBUST CLIENT BASE, MULTIPLE SOLUTIONS PORTFOLIO AND HIGH CLIENT STICKINESS AS IMPORTANT PILLARS TO ACCELERATE GROWTH ON NEW VERTICALS AND PRODUCTS (TECHFIN, DIGITAL AND OTHERS)

TOTVS + Linx: Complete Offering

Products / Industries[1]	Manufacturing	Services	Financial Services	Agro	. . .	Retail
ERP	●	●	●	●		●
HR	●	●	●	●		●
CRM	●	●	●	●		●
AI / Analytics	●	●	●	●		●

Retail Niches[1]

	TOTVS	Linx
Gas Stations		●
Fashion		●
Drugstores		●
Wholesalers	●	
Fast Food		●
Supermarkets	●	
Electronics	●	
Home Centers		●
Car Dealerships		●

A WIN-WIN SITUATION BENEFITING FROM A LARGER DIVERSIFICATION OF OPERATING SEGMENTS, GREATER RESILIENCE AND A LARGE ROOM FOR CROSS SELLING OPPORTUNITIES

Sources: Companies
Note:
1. Not exhaustive

CORE: LINX PORTFOLIO WOULD BENEFIT FROM A SOLID SALES NETWORK

LARGE ROOM TO EXPAND LINX SOLUTIONS FOOTPRINT

TOTVS
DISTRIBUTION NETWORK

BRANCHES & FRANCHISES
IN-HOUSE SALESFORCE
PARTNERSHIPS
Linx

- POS SOFTWARE
- ERP
- BI
- TEF
- MOBILITY
- E-RECEIPT
- CONNECTIVITY

Sources: Companies

10

TECHFIN: CREATING A ROBUST, DISRUPTIVE AND INDEPENDENT PLATFORM

THE NEW COMPANY WOULD COMBINE THE BEST OF LINX'S PAYMENTS SOLUTIONS AND TOTVS'S CREDIT B2B PLATFORM

TOTVS — CREDIT-FOCUSED

ROBUST TECHFIN PLATFORM AIMED AT PROVIDING CREDIT AND FINANCING SOLUTIONS

CORE SOLUTIONS

- B2B Credit / Receivables Financing
- Payroll Loans
- Third-Party Payments Integration

CREDIT ECOSYSTEM

- **Supplier** — TechFin platform focused on SMEs
- **"TOTVS Antecipa"** — B2B credit offering to client base
- **R$1bn FIDC[1]** — Structured approach to push forward lending efforts
- **Partnerships for Payroll Loans** — Revenue share model with Creditas and Banco BV

+

Linx — PAYMENTS-FOCUSED

DEDICATED HUB TO DRIVE PAYMENTS INNOVATION IN RETAIL

CORE SOLUTIONS

- TEF / Gateway
- Sub-merchant Acquirer
- Smart POS
- Digital Commerce

PAYMENTS ECOSYSTEM

- **PinPag** — Payment splitting solution
- **Linx Pay Hub** — Entire unit dedicated to develop the payments business
- **QR Code Partnerships** — Partners include MercadoPago, PicPay and Conductor
- **Shopbit** — SMEs solution fully integrated to Linx Pay Hub products

=

COMBINED — FULL-SERVICE PLATFORM

1. **COMPLEMENTARY OFFERING** — Benefiting from a robust TechFin platform and broad capillary in Retail payments
2. **DIVERSIFIED CLIENT BASE** — Opportunity to penetrate across a wide variety of verticals
3. **INDEPENDENT AND DISRUPTIVE PLAYER** — Agnostic API-based platform with scale to further invest in innovation

Source: Companies

Note:

1. *Fundo de Investimento em Direitos Creditórios* (securitization fund)

BUSINESS PERFORMANCE: ACCELERATING OUR DIGITAL STRATEGY

A MORE COMPLETE DIGITAL OFFERING AT GREATER SCALE AS WE EXPAND OUR ECOSYSTEM

TOTVS + Linx
Marketing Solutions
CRM
Digital Services
OMNICHANNEL
E-COMMERCE
Stand-alone roadmap
TOTVS

- END-TO-END SOLUTIONS
- EXPANSION OF TOTVS' DYGITAL ECOSYSTEM
- CROSS-SELL OPPORTUNITIES
- GREATER CLIENT RELEVANCE
- FASTER GROWTH PROSPECTS

Appendix I.8. Project of TOTVS's Bylaws

BYLAWS[1] of TOTVS S.A.

CHAPTER I

NAME, REGISTERED OFFICE, PURPOSE, AND DURATION

Article 1 - TOTVS S.A. (“Company”) is a Brazilian corporation governed by these Bylaws and the applicable laws in force.

Paragraph 1 - Upon the Company's admission into the 'Novo Mercado' of B3 S.A. e - Brasil, Bolsa, Balcão (respectively, “Novo Mercado” and “B3” stock exchange), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council - when established, are subject to the listing provisions of the 'Novo Mercado' Regulation (the “Novo Mercado Regulation”).

Paragraph 2 - The provisions of such Novo Mercado Regulation shall prevail over the statutory provisions in case of any risk of damages to the rights of the recipients of the public offers provided for in these Bylaws.

Article 2 - The Company's headquarters and jurisdiction in the Capital City of Sao Paulo, State of Sao Paulo, Brazil, and the Board of Directors is responsible for determining its precise location.

Sole Paragraph - The Company may open, close, and change the address of branches, agencies, warehouses, offices, and any other facilities in Brazil upon resolution of the Board of Executive Officers, or abroad upon decision of the Board of Directors.

Article 3 - The Company's main purpose is to develop and create computer software. Company's ancillary activities: the provision of consulting and advisory services, exploitation of rights to use its own or third-party computer systems and software, including the rental of software and hardware, the provision of data processing services, training, and the purchase and sale of computers, its accessories, peripherals, and supplies, being able to import goods and services connected to its core activity, granting of franchising, retail sale of clothing and related items and their related items, research and technological innovation activities, technical support activity in information technology, including installation, set-up, and maintenance of computer programs and databases, provision of business management consultancy services, data processing activities, hosting, portals, internet information providers and services, outsourcing services, as well as taking part of and holding interests in other companies as a partner, shareholder or member.

Article 4 - The Company's term of duration is indefinite.

[1] Approved by the Extraordinary General Meeting held on April 27, 2020.

CHAPTER II

CAPITAL STOCK

Article 5 - The Company's fully subscribed and paid-in capital is R$2,121,341,447.46 (two billion, one hundred and twenty-one million, three hundred and forty-one thousand four hundred and forty-seven reais and forty-six cents), divided into 757,341,918 (seven hundred and fifty-seven million, three hundred and forty-one thousand, nine hundred and eighteen) common shares, all registered, book-entry shares with no par value.

Sole Paragraph - The Company cannot issue preferred shares.

Article 6 - The Company is authorized to increase its capital stock up to the limit of R$4,500,000,000 (four billion and five hundred million Reais).

Paragraph 1 – Within the limit authorized in this Article, the Company may, upon resolution of the Board of Directors, increase its capital stock, irrespective of any amendment to the Bylaws. The Board of Directors shall establish the issuance conditions, including the price and payment period.

Paragraph 2 – Within the limit of authorized capital, the Board of Directors may determine the issuance of subscription bonus.

Paragraph 3 – Within the limit of authorized capital and in accordance with the plans approved by the General Meeting, the Board of Directors may grant stock option or share subscription to the members of its Management (“Managers”) and employees (“Employees”), as well as to the managers and employees of other companies directly or indirectly controlled by the Company, without granting preemptive rights to shareholders.

Paragraph 4 – The Company is barred from issuing founders’ shares.

Article 7 – The capital stock shall be solely represented by common shares and each common share entitles one vote with respect to the resolutions of the General Meeting.

Article 8 – All Company’s shares are registered and held in a deposit account with a financial institution authorized by the Brazilian Securities Commission (“CVM”), on behalf of their holders, without certificates.

Sole Paragraph – Any transfer and registration costs, as well as any service costs related to the registered shares, may be charged directly to the shareholder by the underwriting institution, as defined in the stock registration agreement.

Article 9 – The Board of Directors may decide on the exclusion or reduction of preemptive rights for the purpose of issuing shares, debentures convertible into shares and subscription bonuses, whose placement takes place by sale in stock exchanges or public subscription, or through swap of shares in a public tender offer, as provided by law, within the limits of its authorized capital.

CHAPTER III

GENERAL MEETING

Article 10 – The General Meeting shall regularly meet once a year and, on an extraordinary basis, when called, pursuant to Law 6,404, of December 15, 1976 (“Brazilian Corporations Act”) or to these Bylaws.

Paragraph 1 – Any General Meeting’s resolutions shall be taken by the absolute majority of votes cast.

Paragraph 2 – The General Meeting that may decide on the delisting of the Company as a publicly-held company, or its delisting from the Novo Mercado shall be called at least thirty (30) days in advance.

Paragraph 3 – Any resolution about any change to or exclusion of Article 47 of these Bylaws shall be taken by the absolute majority of votes, complying with the required minimum quorum of thirty percent (30%) of the voting capital for taking resolutions.

Paragraph 4 – The General Meeting may only resolve on the agenda matters included in the respective call notice, subject to the exceptions set forth in the Brazilian Corporations Act.

Paragraph 5 – At the General Meetings, the shareholders shall submit, with at least forty eight (48) hours in advance, in addition to the identity card and/or applicable corporate documents evidencing legal representation, as the case may be: (i) evidence issued by the underwriting institution, no longer than five (5) days before the date the General Meeting; (ii) the proxy with the grantor’s notarized signature; and/or (iii) with respect to the shareholders taking part in the fungible custody of book-entry shares, the statement including the respective ownership interest issued by the applicable body.

Paragraph 6 – The minutes of Meetings shall be: (i) drawn up in the General Meetings Minutes Book as a summary of the events occurred, including the summarized indication of the votes cast by the attending shareholders, the blank votes and abstentions; and (ii) published without signatures.

Article 11 – The General Meeting shall be installed and presided over by the Board of Directors’ Chairman or, in his absence or impediment, installed and presided over by another Director, Executive Officer or shareholder nominated in writing by the Board of Directors’ Chairman. The General Meeting’s Chairman shall nominate up to two (2) Secretaries.

Article 12 – In addition to the duties provided for by law, the General Meeting shall be responsible for:

(i)	electing and dismissing any Board of Directors’ members;

(ii)	establishing the overall annual compensation of the members of the Board of Directors and of the Board of Executive Officers, as well of the Fiscal Council, if convened;
(iii)	changing the Bylaws;
(iv)	resolving on the dissolution, winding-up, merger, spin-off, amalgamation of the Company or of any company into the Company;
(v)	assigning share bonuses and deciding on possible splits or reverse splits of shares;
(vi)	approving plans for granting of stock options or share subscription to its Managers and Employees, as well to the managers and employees of other companies directly or indirectly controlled by the Company;
(vii)	resolving, in accordance with proposal submitted by management, on the allocation of profit for the year and dividend distribution;
(viii)	electing the liquidator, as well as the Audit Board which shall operate during the winding- up period;

(ix) resolving on the delisting from the Novo Mercado of B3;

(x)	exempting from conducting public tender offer as a prerequisite for the Company to delist from the Novo Mercado;
(xi)	resolving on the Company’s deregistration as a publicly-held company with the CVM, except for the provisions of Article 49 (ii) of these Bylaws; and
(xii)	resolving on any matters submitted by the Board of Directors.

Sole Paragraph – The resolution referred to in item (x) of this Article must be taken by majority vote of shareholders of outstanding shares attending the Meeting, and blank votes are not recorded. If held on first call, the Meeting must be attended by shareholders representing at least two thirds (2/3) of total outstanding shares; if on second call by any number of shareholders of outstanding shares.

CHAPTER IV

MANAGEMENT BODIES

Section I - General Provisions Common to the Management Bodies

Article 13 – The Company shall be managed by the Board of Directors and the Executive Officers.

Paragraph 1 – The investiture of the members of the Board of Directors and the Executive Officers is subject to their signing the instrument of investiture, which must include their agreement with the arbitration clause provided for in Article 53, exempt of any management guarantee.

Paragraph 2 – The Managers shall remain in their positions up to the investiture of their deputies, except if resolved differently by the General Meeting or by the Board of Directors, as the case may be.

Article 14 – The General Meeting shall establish the overall annual compensation for distribution among Managers, and the Board of Directors shall be responsible for individually allocating such amounts, after considering the People and Compensation Committee report, pursuant to the provisions of Article 22 of these Bylaws.

Article 15 – Except as provided on these Bylaws, any of the management bodies or technical committees shall legally meet with the attendance of the majority of its respective members and resolutions shall be taken by absolute majority of votes of the attending members.

Sole Paragraph – For the meeting to be valid, the prior call for the meeting may only be waived if all members are present. Any management body members who state their vote by means of a proxy in favor of another member of the respective body, either by written vote in advance or written vote transmitted by fax, electronic mail or by any other means of communication shall be deemed as present.

Section II - Board of Directors

Article 16 – The Board of Directors shall be composed of at least five (5) and at the most nine (9) members, elected and dismissible by the General Meeting, with a unified term of office of two (2) years, with reelection allowed.

Paragraph 1 – At least two (2) or twenty percent (20%), whichever higher, of the Board of Directors’ members must be independent members, as defined in the Novo Mercado Rules, and the characterization of persons appointed to the Board of Directors as independent members must be resolved at the General Assembly that elects them. In the event the calculation of this percentage results in a fraction number, the Company shall round to a full number.

Paragraph 2 – At the Annual General Meeting the purpose of which is to resolve on the election of the Board of Directors, having in mind the expiration of the Board’s term of office, the shareholders shall determine the effective number of members of the Board of Directors for the next term.

Paragraph 3 – The Board of Directors’ members shall have flawless reputation, and may not be elected, except for General Meeting waive, any individual who (i) holds positions in companies which may be deemed as Company’s competitors; or (ii) has or represents any interests conflicting with the Company. Members of the Board of Directors shall not exercise their voting right in case the aforementioned impediment factors occur.

Paragraph 4 – The Board of Directors’ members may not have access to any information or take part in any Board of Directors’ meetings related to matters they have or represent any interests which conflict with those of the Company.

Paragraph 5 – For better performance of its duties, the Board of Directors may set up any committees or workgroups with defined purposes, always seeking to advise the Board of Directors, and these committees shall be composed of individuals nominated among management and/or other persons directly or indirectly related to the Company.

Article 17 – The Board of Directors shall have one (1) Chairman and one (1) Vice-Chairman, who shall be elected by absolute majority of votes of the attendees, at the first Board of Directors’ meeting held immediately after the investiture of such members, or in case of a resignation or vacancy in these positions. The Vice-Chairman shall exercise the Chairman’s duties in his temporary absences and impediments, irrespective of any formality. In the event of any temporary absence or impediment of the Chairman and the Vice-Chairman, the Chairman’s duties shall be exercised by another Board of Directors’ member nominated by the Chairman.

Paragraph 1 – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company may not be accumulated by the same person.

Paragraph 2 - The Board of Directors’ Chairman shall call and chair the Board of Directors meetings and the General Meetings, except for, with respect to the General Meetings, the cases in which another member of the Board of Directors, Executive Officer or shareholder is appointed by the Chairman in writing to preside over the meeting.

Paragraph 3 – In the Board of Directors’ resolutions, the Chairman shall be entitled to the casting vote in case of a draw.

Article 18 – The Board of Directors shall regularly meet six (6) times per year, and on an extraordinary basis, whenever called by the Chairman or by the majority of its members. The Board of Directors meetings may be held via conference call, videoconference or by any other means of communication that allows for the identification of the member and the simultaneous communication with all other persons attending the meeting.

Paragraph 1 – Calls for the meetings shall be made by means of a written notice to be delivered to each member of the Board of Directors at least five (5) days in advance, including the agenda, place, date and time of the meeting.

Paragraph 2 – All Board of Directors’ resolutions shall be stated in the minutes drawn up in the respective Minutes Book of the Board of Directors’ Meetings and executed by the attending Directors.

Article 19 – In addition to other duties assigned to it by law or these Bylaws, the Board of Directors shall be responsible for:

(i)	establishing the overall guidance for the Company’s business;
(ii)	electing and dismissing the Company’s executive officers and establishing their duties;
(iii)	calling the General Meeting, when deemed applicable, or pursuant to Article 132 of the Brazilian Corporations Act;

(iv)	inspecting the Executive Officers’ management, reviewing, at any time, the Company’s books and papers and requesting information on any agreements entered into or to be entered into and any other acts;
(v)	choosing and dismissing the Company’s independent auditors;
(vi)	providing a prior opinion on the Management Report and the accounts of the Executive Officers and resolving on their submission to the General Meeting;
(vii)	approving the annual and multiannual budgets of the Company, its controlled and affiliated companies, the strategic plans, the expansion projects and investment programs of the Company, as well as following its performance;

(viii) resolving on the opening, closing and modification of branches of the Company abroad;

(ix)	authorizing the issuance of Company’s shares and subscription bonuses, within the Company’s authorized capital limit;
(x)	resolving on the Company’s purchase of its own shares to be held in treasury and/or for later cancellation or sale;
(xi)	resolving on the granting of stock options or share subscription to its Managers and Employees, as well as to the managers and employees of other companies directly or indirectly controlled by the Company, without preemptive rights for any shareholders pursuant to the plans approved at General Meetings, after taking into account the People and Compensation Committee Report;
(xii)	submitting to the Annual General Meeting a proposal for allocation of the fiscal years’ net profit;
(xiii)	distributing among the Executive Officers, individually, the portion of the overall annual compensation of the Managers established by the General Meeting, after considering the People and Compensation Committee Report;
(xiv)	resolving on any deals or agreements between (a) the Company and its controlled companies (except for wholly-owned controlled companies) and (b) between the Company or its controlled companies (whether wholly owned or not) and any of their Managers and/or shareholders (including companies directly or indirectly controlled by said managers and/or shareholders, or by any third parties related to them);
(xv)	resolving, as delegated by the General Meeting, when debentures are issued by the Company, on the period and conditions for maturity, amortization or redemption, on the period and conditions for payment of interest, profit sharing and repayment premiums, if any, and on the subscription and placement methods, as well as the types of debentures;
(xvi)	resolving on the subscription, purchase, sale or encumbrance by the Company of any shares or securities issued by any of the Company’s controlled or affiliated companies, except in connection with operations involving exclusively the Company and wholly owned entities;

(xvii)	resolving on the Company’s participation in other entities, as well as any involvement in other endeavors, including as a member of a consortium or a party to a silent partnership.

(xviii) deciding on the payment or credit of interest on equity to shareholders, according to applicable laws;

(xix)	resolving on the distribution of interim dividends, including at the expense of accumulated profits or profit reserves from the latest annual or interim balance sheet;
(xx)	resolving on the assignment or transfer to a third party, by any means, of intellectual or industrial rights of the Company and/or of a company directly or indirectly controlled by it, except for a remunerated licensing made by the Company in the ordinary course of business;
(xxi)	authorizing the following acts in amounts exceeding five (5) percent of the subscribed corporate capital, such amount to be taken in consideration of isolated transactions or sets of related transactions: (a) purchase by the Company, by any means, of assets in other companies, including its controlled or affiliated companies; (b) divesture of assets from permanent assets, (c) provision of warranties of any nature by the Company; (d) granting of loans in favor of any third parties; (e) investing in expansion and improvement projects; (f) entering into long- or short-term debt operations; and (g) entering into any long-term agreements (with a duration in excess of one year);
(xxii)	manifesting favorable or otherwise regarding any public offer of shares that has as object the shares of the Company, through prior informed opinion, issued within 15 days of publication of the notice of public offering acquisition of shares, which should address at least (a) the convenience and opportunity of the public offer for acquisition of shares and the interest of the Company and of all shareholders, including in relation to the price and potential impacts on the liquidity of shares (b) strategic plans disclosed by the issuer in relation to the Company, (c) alternatives to the acceptance of supply public acquisition of shares available in the market; (d) the economic value of the Company; and (e) other items which the Board deems appropriate, as well as information required by applicable rules established by the CVM; and
(xxiii)	expressing opinion on the terms and conditions of corporate reorganizations, capital increases and other transactions that originate a change in control, and documenting if they assure fair and equity treatment to the company’s shareholders.

Paragraph 1- The Company shall not grant loans or guarantees to its Board of Directors’ members or Executive Officers, except proportionally to the extent that these loans or guarantees are available to the Employees or clients of the Company.

Paragraph 2 – The Company representative’s vote in favor of any resolution regarding the topics listed in Article 19 at General Meetings and other corporate bodies of the Company’s directly or indirectly controlled companies shall require the approval of the Company’s Board of Directors.

Section III – Management’s Supporting Committees

Article 20 – The Company shall have the following advisory committees to the Board of Directors, as provided in the charter approved by the Board of Directors:

(i) Audit Committee;

(ii) People and Compensation Committee; and

(iii) Governance and Nomination Committee.

Paragraph 1 – The advisory committees will have advisory but not deliberative functions, and must study the matters within their authority and draft the proposals for the Board of Directors.

Paragraph 2 – The term of office of advisory committee members will coincide with the term of office of the Directors and they may be reelected for four (4) more consecutive terms.

Paragraph 3 – The advisory committees will meet in the frequency defined by the annual calendar approved by the Board of Directors, ordinarily up to four (4) times a year, or extraordinarily when requested by the coordinator or the majority of their members.

Paragraph 4 – Each advisory committee will have a coordinator and its tasks and rules of functioning will be defined in the charter approved by the Board of Directors.

Paragraph 5 – The advisory committees will report to the Board of Directors and will have autonomy in relation to the Board of Executive Officers.

Paragraph 6 – Members of the committees are subject to the same duties as Directors, envisaged in the Bylaws, the disclosure and trading policies, the Code of Ethics and Conduct, and the duties and responsibilities of managers as per articles 153 to 159 of Brazilian Corporations Law.

Article 21 – The People and Compensation Committee must consist of at least three (3) members, all Directors, and at least two (2) of whom must be independent.

Article 22 – The People and Compensation Committee shall exercise consulting functions and shall assist the Board of Directors to establish the terms of the compensation and other benefits and payments to be received on any account from the Company by Executive Officers and Board Members. The following is incumbent upon the People and Compensation Committee, among other responsibilities established in its charter:

(i)	submitting to the Board of Directors a proposal for distribution of the overall annual compensation to the Executive Officers and Board Members, based on the information technology market standards and following up on the payment of compensation and, if the compensation is not in line with the information technology market standards, informing said fact to the Board of Directors;
(ii)	expressing an opinion on the grant of stock options or share subscriptions to the Company’s Managers and Employees; and
(iii)	expressing an opinion on the profit sharing of the Company’s Executive Officers and Employees.

Article 23 – The Audit Committee must consist of at least three (3) members, the majority being Directors, all of them independent, and at least one (1) of whom must have recognized experience in corporate accounting matters.

Paragraph 1 – In addition to other duties assigned to it by its charter, the Audit Committee has the following responsibilities:

(i)	provide opinion on contracting or removing independent audit services;
(ii)	evaluate the quarterly information, interim financial statements and annual financial statements;
(iii)	monitor the activities of the Company’s internal audit and internal controls department;
(iv)	evaluate and monitor the Company’s risk exposures;
(v)	evaluate, monitor and recommend to the management corrections or improvements to the internal policies of the Company, including the policy on related-party transactions;
(vi)	analyze if the Company has the means to receive and deal with information on noncompliance with legal and regulatory provisions applicable to the Company, as well as internal regulations and codes, and also laying down specific procedures to protect the provider and the confidentiality of information; and
(vii)	give opinions on proposals by management bodies to be submitted to the Shareholders Meeting, related to change in capital, issue of debentures or subscription warrants, investment plans and/or capital budgets, distribution of dividends, transformation, merger, consolidation or spin-off, tax issues and structured financial operations.

Paragraph 2 – The coordinator of the Audit Committee shall attend the shareholders meeting of the Company and will remain at the disposal of shareholders to provide clarifications and information.

Article 24 – The Governance and Nomination Committee will consist of at least three (3) members, all Directors, with at least two (2) Independent Directors.

Article 25 – In addition to other duties assigned to it by its charter, the Governance and Nomination Committee shall have the following responsibilities:

(i)	recommend and monitor the adoption of corporate governance good practices, as well as the effectiveness of processes, proposing updates and improvements when necessary;
(ii)	establish the channels and processes for interaction between long-term shareholders of the Company and the Board of Directors, especially on the issues of strategy, governance, compensation, succession and membership of the Board of Directors;
(iii)	select and recommend to the Board of Directors people who, meeting the legal requirements and the needs of the Company, and after hearing the relevant stakeholders, could be candidates to make up the slates to be approved by the Board of Directors – or individually – for submission for election by the Shareholders Meeting;

(iv)	select and recommend to the Board of Directors people who, meeting the legal requirements and the needs of the Company, could be nominated to the Board of Directors’ Advisory Committees;
(v)	select and recommend to the Board of Directors people for the position of Director to fill up vacancies;
(vi)	select and recommend to the Board of Directors people for the Fiscal Council of the Company, if constituted;
(vii)	support the Chairman of the Board of Directors in organizing a formal and periodical performance appraisal process of the Board of Directors and the Directors, to be conducted annually.

(viii) ensure the existence, effectiveness and implementation of an executive succession plan and monitor its execution with the People and Compensation Committee;

(ix)	express opinion on the disclosure of the Company’s governance practices, including in the Reference Form and Management Proposal for the Shareholders Meeting;
(x)	express opinion on the membership of persons related to the Company on the Boards of Directors, Advisory Committees to the Board of Directors and Audit Boards of other companies, whether publicly or privately held companies.
(xi)	support the Board of Directors in evaluating the candidates for Directors regarding their credentials as independent members.

Section IV- Board of Executive Officers

Article 26 – The Board of Executive Officers shall be composed of a minimum of five (5) and a maximum of twenty (20) members, including the following positions, whose duties shall be determined by the Board of Directors: (i) Chief Executive Officer, (ii) Chairman Director; (iii) up to eight (8) Vice Presidents, and (iv) up to ten (10) Executive Officers. The Officers may accumulate positions and shall serve for a unified term of two (2) annual terms, where an annual term shall be deemed to be the period between two (2) Annual General Meetings, reelection being allowed.

Article 27 – In the event of the absence or impediment of any officer, the Board of Executive Officers shall name a pro-tem replacement from among its members, with the condition that the Chief Executive Officer and the President shall stand in for one another in the performance of the respective duties, including where such a position is not filled or is left vacant mid-term.

Article 28 – In the event of the vacancy of any position, the Board of Directors may designate a substitute Officer who shall serve for the duration of the remaining term of the replaced Officer’s term.

Article 29 – Vice-Presidents and Executive Officers shall cooperate with the Chief Executive Officer and the President in the management of business and the conduction of corporate services.

Article 30 - The Board of Executive Officers holds all the powers to carry out the acts required for the Company’s normal operation and for fulfilling its business purpose, however special they may be, including waiver of rights, negotiation and agreement, subject to any applicable legal or statutory provisions. It shall be responsible for managing the Company’s business, particularly:

(i)	complying with and causing the compliance with these Bylaws and the resolutions of the Board of Directors and the Annual Meeting;
(ii)	annually submitting, to the appreciation of the Board of Directors, the Management Report and the accounts of the Board of Executive Officers, supported by the independent auditors’ report, as well as the proposal for allocation of income determined in the prior year;
(iii)	proposing to the Board of Directors the annual and multiannual budgets of the Company, its controlled and affiliated companies, as well as the Company’s strategic plans, expansion projects and investment projects;
(iv)	deciding on any matter that is not of exclusive responsibility of the General Meeting or the Board of Directors; and
(v)	resolving on opening, changing and closing branches, warehouses, offices and any other facilities or units in Brazil.

Article 31 – The Company shall be legally bound whenever represented by two (2) members of the Board of Executive Officers, or one (1) member of the Board of Executive Officers and one (1) proxy, or by two (2) proxies within the limits of their corresponding authority.

Paragraph 1 – The Company may be represented by a single Executive Officer or a single proxy in the following cases:

(i) before any direct or indirect public administration body for the purposes of acts not involving the acceptance or waiver of rights and obligations; (ii) pursuant to “ad judicia” powers of attorney, i.e., for courts in general; and (iii) at general shareholders’ meetings, or meetings of shareholders or quota- holders in companies or investment funds where the Company is a participant; and (iv) elsewhere as specified by the Board of Directors.

Paragraph 2 – All powers of attorney shall be granted jointly by two (2) Executive Officers.

Paragraph 3 – The Company shall be represented severally by any of the Executive Officers or a duly appointed proxy for the purposes of service of process or legal notices and for personal testimony.

CHAPTER V

FISCAL COUNCIL

Article 32 - The Fiscal Council shall operate on a non-permanent basis, with the powers and duties assigned to it by law and shall only be convened upon General Meeting resolution, or at shareholders’ request, in the cases provided for by law.

Article 33 – When established, the Fiscal Council shall be composed of three (3) sitting members and an equal number of deputies, shareholders or not, elected and removable from office at any time by the General Meeting.

Paragraph 1 - The Fiscal Council members shall have the unified term of office of one (1) year, with reelection allowed.

Paragraph 2 - The Fiscal Council members, at its first meeting, shall elect its Chairman.

Paragraph 3 - The office of the Members is conditioned on the signing of the instrument of investiture, which must include the agreement to arbitration clause referred to in Article 53.

Paragraph 4 - The Fiscal Council members shall be replaced, upon any absences and impediments, by their respective deputies.

Paragraph 5 - In the event a Fiscal Council member position is vacant, the respective deputy shall take office; in case there is no deputy, the General Meeting shall be called to arrange for the election of a new member for the vacant position.

Paragraph 6 – Any person who has a relationship with any company deemed to be a competitor of the Company (“Competitor”) may not be elected for the position of member of the Company’s Fiscal Council, and it is prohibited the election of any person who, among other things, is: (i) an employee, shareholder or member of a management, technical or fiscal body of the Competitor or of the Competitor’s Controlling Party or Controlled Companies (as set forth in Article 42, Paragraph 1 of these Bylaws); (ii) a spouse or relative up to second degree of consanguinity of a member of a management, technical of fiscal body of the Competitor, or of the Competitor’s Controlling Party or Controlled Companies.

Article 34- When convened, the Fiscal Council shall meet whenever required, as provided for by law, and analyze, at least on a quarterly basis, the Company’s financial statements.

Paragraph 1 - Irrespective of any formalities, any meeting attended by all Fiscal Council members shall be deemed as regularly called.

Paragraph 2 - The Fiscal Council states its position by absolute majority of votes, with the attendance of most of its members.

Paragraph 3 - All Fiscal Council’s resolutions shall be stated in the minutes drawn up in the respective Fiscal Council Minutes and Opinions book and executed by the attending Board members.

Article 35 - The Fiscal Council members’ compensation shall be determined by the Annual General Meeting electing such members, subject to Paragraph 3 of Article 162 of the Brazilian Corporations Act.

CHAPTER VI

PROFIT DISTRIBUTION

Article 36 - The fiscal year begins on January 1st and ends on December 31st of each year.

Sole Paragraph - At the end of each fiscal year, the Board of Executive Officers shall prepare the Company’s financial statements, pursuant to any applicable legal provisions.

Article 37 - Together with the financial statements for the year, the Board of Directors shall submit to the Annual General Meeting a proposal on the appropriation of net income for the year, calculated after the deduction of any profit-sharing referred to in Article 190 of Brazilian Corporations Act, in accordance with the provision in Paragraph 1 of this Article, adjusted for purposes of calculation of dividends pursuant to Article 202 of the same law, subject to the following deduction order:

(i)	five percent (5%), at least, for the legal reserve, until it reaches twenty percent (20%) of the capital stock. In the year in which the legal reserve balance plus the capital reserve amounts exceeds thirty percent (30%) of the capital stock, the appropriation of part of net income to the year for the legal reserve shall not be mandatory; and
(ii)	the portion required for payment of a mandatory dividend may not be lower, in each year, than twenty five percent (25%) of the annual adjusted net income, as set forth in Article 202 of the Brazilian Corporations Act.

Paragraph 1 - The General Meeting may assign to the members of the Board of Directors and of the Board of Executive Officers a profit-sharing portion not higher than ten percent (10%) of the outstanding balance of the income for the year, after deduction of the accumulated losses and the provision for income and social contribution taxes, pursuant to the legal format and limits.

Paragraph 2 - The remaining profit balance, if any, shall be appropriated as the General Meeting so determines, and any withholding of income for the year by the Company shall mandatorily have attached to it a budget proposal previously approved by the Board of Directors. In case the profits reserve balance exceeds the capital stock, the General Meeting shall resolve on the use of such excess for payment or increase of the capital stock or also for distribution of dividends to shareholders.

Article 38 – As proposed by the Board of Executive Officers, approved by the Board of Directors, ad referendum by the General Meeting, the Company may pay or credit interest to shareholders, as interest on equity of the latter, subject to applicable legislation. Any possible amounts thus disbursed may be attributed to the mandatory dividend amount set forth in these Bylaws.

Paragraph 1 - In the event interest is credited to shareholders in the fiscal year and appropriated to the mandatory dividend amount, shareholders shall be paid with the dividends they are entitled to, and shall also be entitled to the payment of any possible remaining balance. In the event dividends are lower than the amount credited to shareholders, the Company may not charge the remaining balance from shareholders.

Paragraph 2 - The effective payment of interest on equity, after being credited during the fiscal year, shall be made upon Board of Directors’ resolution, in the fiscal year or in the following year, but never after the dividend payment dates.

Article 39 - The Company may prepare six-month balance sheets or balance sheets in shorter periods, and state, upon the Board of Directors resolution:

(i)	the payment of dividends or interest on equity, to the account of income earned in the six month balance sheet, attributed to the mandatory dividend amount, if any;
(ii)	the dividend distribution in periods shorter than six (6) months, or interest on equity, attributed to the mandatory dividend amount, if any, provided that the total dividends paid in each half of the fiscal year does not exceed the capital reserve amounts; and
(iii)	the payment of interim dividends or interest on equity, to the account of retained earnings or profits reserve in the latest balance sheet for the year or for the six-month period, attributed to the mandatory dividend amount, if any.

Article 40 - The General Meeting may resolve on capitalization of profits or capital reserves, including those stated in interim balance sheets, subject to applicable legislation.

Article 41 - Any dividends not received or claimed shall expire within three (3) years, counted from the date in which they were made available to the shareholders, and shall inure to the benefit of Company.

CHAPTER VII

DISPOSAL OF OWNERSHIP CONTROL, DELISTING AS A PUBLICLY-HELD COMPANY, AND DELISTING FROM THE NOVO MERCADO

Article 42 - The direct or indirect Disposal of the Company’s ownership control (as defined in Paragraph 1 of this Article), either through a single or successive operations, shall be contracted under either a suspensive or resolutory condition that the Ownership Control buyer be obliged to carry out a Public Tender Offer (“PTO”) for acquisition of shares owned by other shareholders, subject to any conditions and terms set forth in legislation in force and in the regulation in force and the Novo Mercado Regulation, so that such shareholders are entitled to a treatment equal to that of the Shareholder Controlling Seller (as defined in Paragraph 1 of this article).

Paragraph 1 - For purposes of these Bylaws, the expressions below started in capital letters shall have the following meanings: “Controlling Shareholder” means shareholder (s) or Group of Shareholders that owns the Company's Control. "Controlling Shareholder Seller" means the controlling shareholder when it promotes the sale of the Company's control. “Control Shares" means the block of shares that ensures, directly or indirectly, its holder(s) the individual and/or combined control of the Company. "Acquirer" means one for whom the Controlling Shareholder transfers securities that may result in a Transfer of Control of the Company. "Transfer of Control of the Company"

means the transfer to third persons, against payment, of the Control Shares, securities convertible into shares with voting rights, assignment of subscription rights to shares or other securities or rights to securities convertible into shares issued by the Company that may result in acquisition of Control by the Buyer. “Group of Shareholders” means a group of people who are (i) pegged by agreements or contracts of any nature, either directly or by means of Controlled Companies, Controlling Parties or Under Common Control; or (ii) among which there is controlling relationship; or (iii) under common control. "Control" means the power effectively used by shareholders to manage the activities and guide the organs of the Company, directly or indirectly, in fact or law, regardless of ownership interest held. "Economic Value" means the value of the company and its shares to be determined by a specialized company, by using recognized methodology or based on other criteria that may be defined by the CVM.

Paragraph 2 – In the event the acquisition of control also subjects the Control Buyer to the obligation of carrying out a Public Tender Offer required pursuant to Article 43 of these Bylaws, the purchase price shall be the highest among those determined in conformity with this Article 42 and Article 43, Paragraph 2 of these Bylaws.

Article 43 – Any person or shareholder who purchases or becomes the holder of shares issued by the Company, in a number equal to or higher than twenty percent (20%) of the total shares issued by the Company shall, within no longer than sixty (60) days counted from the acquisition date or the event giving rise to the ownership of shares in a number equal to or higher than twenty percent (20%) of the total shares issued by the Company, carry out or request the registration of, as the case may be, a Public Tender Offer of all shares issued by the Company, subject to the applicable CVM regulation, the Novo Mercado Regulation, other B3 regulations and the provisions of this Article.

Paragraph 1 - The Public Tender Offer shall be: (i) equally addressed to all Company’s shareholders; (ii) carried out in an auction to be held at B3; (iii) placed by the price determined in conformity with the provisions of Paragraph 2 of this Article; and (iv) paid on demand, in local legal tender, upon the acquisition of shares issued by the Company in the Tender Offer.

Paragraph 2 - The purchase price in the Public Tender Offer for each share issued by the Company may not be lower than the highest amount between (i) one hundred and twenty-five percent (125%) of the highest unit quotation reached for the shares issued by the Company during the twelve (12) month period prior to the Public Tender Offer in any stock exchange in which the Company’s shares are traded; (ii) one hundred and twenty-five percent (125%) of the highest unit price paid by the Buying Shareholder, at any time, for a share or a share lot issued by the Company; (iii) the Economic Value determined in the appraisal report.

Paragraph 3 - Any shareholders who are holders of shares representing at least ten percent (10%) of capital stock may request a new appraisal report to be prepared in the same format as that referred to in item (iii) of Paragraph 2 of this Article, but by a different institution. (I) In case the new appraisal report determines a price per share lower than the one calculated as set forth in Paragraph 2 of this Article, the higher price shall prevail and the shareholders who requested the new appraisal report shall be fully liable for its costs proportionally to their interest in the Company’s capital stock. (II) In case the appraisal report as set forth in this Paragraph determines a price per share higher than that obtained as set forth in Paragraph 2 of this Article, the Buyer may: (1) waiver the Public Tender Offer and agree to dispose the excess interest within three months counted from the acquisition, and any costs on the preparation of new appraisal report must be fully paid by the shareholders who requested its preparation, proportionally to their interest in the Company’s capital stock; (2) carry out the Public Tender Offer for the price per share stated in the new appraisal report, and any costs on the preparation of new appraisal report must be fully paid by the Company.

Paragraph 4 - In the event the Public Tender Offer price is revised, as set forth in Paragraph 3 of this Article, and provided that there is no waiver from the Buyer, the auction shall start at the new price, and a material fact shall be published to report the price revision and the maintenance or waiver of the Public Tender Offer.

Paragraph 5 - Upon revision of the Public Tender Offer price, the following procedure shall be adopted:

(i)	the request for a new appraisal report on the price per Company’s share, based on the Economic Value, duly documented and supported by evidence showing the flaw or inaccuracy of the calculation methodology employed or the evaluation criterion adopted, shall be carried out within fifteen (15) days counted from the disclosure of the Public Tender Offer amount, and shall interrupt the registration process or, in case such registration is already granted, it shall interrupt the Public Tender Offer notice period, postponing the respective auction, and the Buying Shareholder shall arrange for the publication of a material fact reporting such postponement and the date stated for the holding of the Board of Directors’ meeting which shall choose a specialized company to prepare the new appraisal report;
(ii)	in case the Board of Directors decides that a new appraisal of the Company shall not be prepared, the registration process or the Public Tender Offer itself shall be resumed for the remaining period, as the case may be, and, for the latter, the Buying Shareholder shall arrange for the publication of a material fact with the new auction date;
(iii)	in case the appraisal report determines an amount equal to or lower than the Public Tender Offer value obtained as set forth in Paragraph 2 of this Article, the registration process or the Public Tender Offer itself shall be resumed for the remaining period, as the case may be, and, for the latter, the Buying

Shareholder shall arrange for the publication of a material fact with the new auction date;

(iv)	in case the appraisal report determines an amount higher than the Public Tender Offer value obtained as set forth in Paragraph 2 of this Article, the Buying Shareholder shall publish, within five (5) days counted from the submission of the appraisal report, a material fact stating its position to maintain or waive the Public Tender Offer, by clarifying, for the first case, that it will resume the registration process, or of the Public Tender Offer itself for the remaining period, as the case may be, and, for the latter, the Buyer shall arrange for the publication of a material fact with the new auction date and the new price;
(v)	the fifteen (15) day period referred to in item (i) of this Paragraph 5 shall only start after the original appraisal report is delivered to CVM, or after it is made available as set forth in item (viii) of this Paragraph 5, if it comes first, and the Buying Shareholder shall publish a material fact reporting such delivery;
(vi)	the Board of Directors’ meeting resolving on a new appraisal shall nominate the institution in charge for the preparation of such appraisal report, approve the related fees, establish a period no longer than thirty (30) days for conclusion of services, and determine that the appraisal report be forwarded to the Company, for the attention of its Investor Relations Officer, to the stock exchange in which the auction is to be held, and to CVM, in addition to being sent to CVM electronic mail in the specific format determined by CVM;
(vii)	the institution in charge for preparing the appraisal report shall also, on the same date it forwards the appraisal report to CVM, inform the intermediate institution operating in the Public Tender Offer, as set forth in Article 4, IV of CVM Instruction No. 361, of March 5, 2002 (“CVM Instruction 361”), the outcome of such appraisal, so that such institution and the Buying Shareholder adopt any applicable measures among those set forth in items (iii) and (iv) of this Paragraph 5;

(viii) the appraisal report referred to in this Paragraph 5 shall be made available in the same locations, and in the same format, of the appraisal report referred to in Article 8 of CVM Instruction 361; and,

(ix)	the minutes of the Board of Directors’ meeting referred to in this Paragraph 5 shall necessarily state the names of the shareholders who requested the new appraisal, for effects of the possible application of the provision in Paragraph 3, (I) and (II.2) of this Article 43.

Paragraph 6 - The Public Tender Offer mentioned in the main provision of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, to prepare a concurrent Public Tender Offer, pursuant to applicable regulation.

Paragraph 7 - The Buyer shall be obliged to comply with any possible CVM requests or requirements, related to the Public Tender Offer, made based on and within the deadlines set forth in applicable regulation.

Paragraph 8 - In the event the Buyer fails to comply with any obligations imposed by this Article, including those related to the compliance with deadlines for (i) carrying out or requesting registration of the Public Tender Offer; or (ii) complying with any possible CVM requests or requirements, or with any obligations provided for by Article 52 of these Bylaws, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which the Buyer may not vote, in order to resolve on the suspension of the exercise of the rights of the Buyer who failed to comply with any obligation imposed by this Article, provided for by Article 120 of Brazilian Corporations Act, without prejudice to the Buyer’s liability for any losses and damages caused to other shareholders arising from such noncompliance with obligations imposed by this Article.

Paragraph 9 - Any Shareholder or person acquiring or becoming the holder of other rights, including usufruct or trust, on the shares issued by the Company in a number equal to or higher than twenty percent (20%) of the total shares issued by the Company, shall be equally obliged to carry out or request the registration, as the case may be, of a Public Tender Offer, within no longer than sixty (60) days counted from the date of such purchase or the event which gave rise to the holding of such rights on shares in an amount equal to or higher than twenty percent (20%) of the total shares issued by the Company, pursuant to the provisions in this Article.

Paragraph 10 - The obligations stated in Article 254-A of the Brazilian Corporations Act and Article 42 of these Bylaws do not release the Buying Shareholder from complying with any obligations stated in this Article, except for the provisions in Articles 50 and 51 of these Bylaws.

Paragraph 11 - The provision in this Article shall not apply in the event of a person becoming the holder of shares issued by the Company in a number higher than twenty percent (20%) of the total shares issued, arising from: (i) any legal succession, under the condition that the shareholder disposes of any excess shares within sixty (60) days counted from the material event; (ii) any amalgamation of another company by the Company; (iii) the merger of shares of another company by the Company; or (iv) the subscription of Company’s shares, carried out at a single primary issue, which has been approved in a Company’s Annual General Meeting called by its Board of Directors, and whose capital increase proposal has determined the issue price of shares based on the Economic Value obtained from a valuation report on the Company conducted by a specialized company with proven experience in the evaluation of publicly-held companies.

Paragraph 12 - For calculation of the percentage of twenty percent (20%) of the total shares issued by the Company described in the main provision of this Article, any involuntary additions to ownership interest arising from cancellation of treasury shares or decrease in the Company’s capital stock with the cancellation of shares shall not be computed.

Paragraph 13 - In the event the CVM regulation applicable to Public Tender Offer set forth in this Article determines the adoption of a calculation criterion to define the purchase price of each Company’s share in the Public Tender Offer which gives rise to a purchase price higher than that defined in Paragraph 2 of this Article, then the purchase price calculated pursuant to CVM regulation shall prevail for holding the Public Tender Offer set forth in this Article.

Paragraph 14 - Any change which restricts the shareholders’ right to carry out the Public Tender Offer set forth in this Article, or the exclusion of this Article, shall oblige the shareholders who voted for such change or exclusion at a General Meeting to carry out the Public Tender Offer set forth in this Article, in conformity with the provisions in Paragraph 3 of Article 10 of these Bylaws.

Article 44 – The Public Tender Offer, to be carried out by the Controlling Shareholder, or the Company for the Company’s deregistration as a publicly-held company must be conducted at a fair price, as per the applicable law and regulations.

Article 45 – Voluntary delisting from the Novo Mercado may occur (i) regardless of any public tender offer, if the exemption is approved by the shareholders meeting of the Company, pursuant to article 12, x, of these Bylaws, or (ii) if no exemption is given, if preceded by a public tender offer that follows the procedures established in CVM regulations for public tender offers for cancellation of registration as publicly-held company and the following requirements:

(i)	the price offered must be fair and so it is possible to request fresh valuation by the Company, as established in article 4 - A of Law 6,404/76; and
(ii)	shareholders holding more than one-third (1/3) of outstanding shares shall accept the public tender offer or expressly agree with the delisting from the segment without selling their shares.

Paragraph 1 – For the purposes of this Article 45, outstanding shares refer only to the shares whose holders expressly agree with the delisting from the Novo Mercado or meet the requirements to participate in the public tender offer, as per CVM regulations applicable to public tender offers of companies for cancellation of registration as publicly held companies.

Paragraph 2 – If the abovementioned quorum is reached: (i) shareholders who accepted the public tender offer cannot be submitted to apportionment in the sale of their ownership interest, in accordance with the procedures for the waiver of the limits established in CVM regulations applicable to public tender offers, and (ii) the offeror is obliged to acquire the remaining outstanding shares within one (1) month from the date of the auction, at the final price of the public tender offer, adjusted for inflation until the effective payment date, as per the notice of auction and the regulations in force, which shall occur within fifteen (15) days from the date of exercise of the right by shareholders.

Article 46 – In the event of absence of a Controlling Shareholder when there is a decision to Company’s delisting from the Novo Mercado for its securities registration for trading outside the Novo Mercado or for corporate restructuring in which the Company’s shares resulting from such restructuring are not admitted for trading in the Novo Mercado, within 120 (one hundred twenty days) from the date of the Extraordinary General Meeting which has approved the transaction, the Company’s delisting shall be conditioned to the carrying out of a Public Tender Offer as set forth in Article 4245 of these Bylaws.

Paragraph 1 – This General Meeting shall define the responsible for the Public Tender Offer. The responsible must be an attendee at the General Meeting and shall expressly assume the obligation to conduct the Public Tender Offer.

Paragraph 2 – In the absence of a responsible for the Public Tender Offer, in the event of a corporate restructuring in which the securities of the resulting Company are not admitted for trading in the Novo Mercado, the Public Tender Offer shall be carried out by the shareholders who have voted in favor of the respective resolution at the General Meeting.

Paragraph 3 – The public tender offer for the purposes envisaged in this Article will follow the procedures for holding a public tender offer for cancellation of registration as a publicly-held company.

Article 47 – If there is no Controlling Shareholder and B3 determines that the securities issued by the Company have their trading interrupted in the Novo Mercado in view of noncompliance with the obligations stated in the Novo Mercado Regulation, the Board of Directors’ Chairman shall call an Extraordinary General Meeting to replace the whole Board of Directors within two (2) days from such determination, and this period shall only compute the days in which the newspapers usually used by the Company are published.

Paragraph 1 - In the event the Board of Directors’ Chairman fails to call the Extraordinary General Meeting referred to in the caput of this Article within the established period, such Meeting may be called by any shareholder of the Company.

Paragraph 2 - The new Board of Directors elected at the Extraordinary General Meeting referred to in the caput and in Paragraph 1 of this Article shall remedy any noncompliance with the obligations stated in the Novo Mercado Regulation as soon as possible or within a new deadline granted by B3 for this purpose, whichever is shorter.

Article 48 - In the event of Company delisting from the Novo Mercado in view of any noncompliance with obligations stated in the B3’s Novo Mercado Regulation, that delisting shall be preceded by a Public Tender Offer, as provided in Article 45 of these Bylaws and subject to the applicable law and regulations.

Paragraph 1 – The Controlling Shareholder shall carry out the Public Tender Offer referred in the caput of this article.

Paragraph 2 - If there is no Controlling Shareholder and the delisting from Novo Mercado arises from a General Meeting resolution, the Public Tender Offer shall be carried out by the shareholders who voted at the General Meeting in favor of the matter that implied the noncompliance with obligations stated by the Novo Mercado Regulation.

Paragraph 3 - If there is no Controlling Shareholder and the delisting from Novo Mercado arises from any management’s act or fact, the management shall call a General Meeting to discuss on how to remedy the noncompliance with Novo Mercado Regulation, or to deliberate on the delisting.

Paragraph 4 – In the event the General Meeting provided in Paragraph 3 above deliberates for the Company’s delisting from the Novo Mercado, the General Meeting shall define the responsible for the Public Tender Offer as provided in the caput. The responsible must be an attendee at the General Meeting and shall expressly assume the obligation to conduct the Public Tender Offer.

Article 49 - The appraisal report of the Company to determine the fair price and/or the Economic Value, as applicable, shall be prepared by a specialized company, with proven experience and independence from the Company, its management and/or Controlling Shareholders. The appraisal report shall also comply with the requirements of Paragraph 1 of Article 8 of the Brazilian Corporations Act and include the obligation set forth in Paragraph 6 of the same Article 8.

Sole Paragraph – Any costs on the preparation of the appraisal report shall be fully paid by the responsible for the public tender offer, as the case may be, except for the provision in Paragraph 3 of Article 43 of these Bylaws.

Article 50 – A single Public Tender Offer, aiming more than one of the purposes set forth in this Chapter VII, in the Novo Mercado Regulation or in the regulation issued by the CVM, shall be permitted, provided that procedures are compatibles with all types of Public Tender Offers and there is no loss to the offer addressees and CVM approval is obtained if required by applicable legislation.

Article 51 - The Company or the shareholders in charge for the Public Tender Offer set forth in this Chapter VII, in the Novo Mercado Regulation or in the regulation issued by the CVM, may ensure its completion by any shareholder, third party or, as the case may be, by the Company. The Company or the shareholder, as the case may be, shall not be released from the obligation of completing the Public Tender Offer until it is conclusion in compliance with the applicable legislation.

Article 52 - Any shareholder or third person who has subscribed and/or purchased shares issued by the Company in a number equal to, or higher than, eight percent (8%) of the Company’s corporate capital, and that is willing to purchase additional shares issued by the Company at the stock exchanges, shall be obliged to, prior to each new purchase, report its intention, in writing, to the Company, with at least three (3) business days in advance as of the date of the new purchase of shares, always subject to the provisions of the applicable legislation and CVM and B3 regulations.

CHAPTER VIII

COURT OF ARBITRATION

Article 53 – The Company, its shareholders, managers and member and deputy members of the audit board, if any, agree to settle, by means of arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulation, any and all controversies that might arise among them, either related to, or arising from, their condition as issuer, shareholders, managers and audit board members, especially, arising from the provisions stated in Law 6,385/76, Law 6,404/76, in Company’s Bylaws, rules issued by the Brazilian Monetary Council, Central Bank of Brazil or the Securities and Exchange Commission of Brazil, as well as the other rules applicable to the capital markets operation in general, addition to those contained in The Novo Mercado Regulation, other B3 regulations and the Agreement for Novo Mercado Membership.

Paragraph 1 – Without prejudice to the validity of this arbitration clause, the request of emergency measures by the parties to the Judiciary, where applicable, shall observe the provisions stated in the Arbitration Regulation of the Market Chamber of Arbitration.

Paragraph 2 – The investiture of Executive Officers and members of the Board of Directors is subject to their signing the instrument of investiture, which must include their agreement with the arbitration clause provided for in this Article 53.

CHAPTER IX

WINDING-UP OF THE COMPANY

Article 54 - The Company shall be liquidated in the cases provided by the law, and the General Meeting shall be responsible for choosing the liquidator or liquidators, as well as the Fiscal Council that will operate during such period, subject to any legal requirements.

CHAPTER X

FINAL AND TEMPORARY PROVISIONS

Article 55 - Any cases not provided for herein shall be settled by the General Meeting and governed in accordance with the provisions of the Brazilian Corporations Act and of the Novo Mercado Regulation.

Article 56 – The Company shall not grant loans or guarantees of any kind to third parties, in any modality, for businesses that are alien to the business purpose.

Article 57 - The Company shall comply with the shareholders’ agreements filed in its head office, and any transfer of shares and computation of votes cast in the General Meeting or Board of Directors’ meeting contrary to their provisions shall be barred.

Article 58 - The provisions of Articles 43 and 52 of these Bylaws shall not apply to the current shareholders already owning a number equal to or higher than twenty percent

(20%) and eight percent (8%), respectively, of the total shares issued by the Company and its successors on the publication date of the Notice of Commencement of Public Primary and Secondary Distribution of Shares issued by Totvs S.A. (“Initial Offering Notice”), regarding the public offering of shares issued by the Company, subject to CVM Process No. RJ/2005-09750 of December 21st, 2005, (“Public Offering”) and shall be applied only to investors that acquires shares and become shareholders of the Company after the effective date of the Company’s adhesion and listing to the Novo Mercado standards.

** ** **

Appendix I.9
Financial statements used for the purposes of the Transaction

To our shareholders

The Management of Linx S.A. ("Linx", "Company") submits the Financial Statements for the periods ended December 31, 2019 ("4th quarter of 2019", "4Q19") to your appreciation compared to December 31, 2018 ("4th quarter of 2018", "4Q18").

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

2019 was a very important year for Linx. We reinforced our position as the natural choice in technology for omni retail by strengthening our end-to-end platform with the launch of new technologies, partnerships for Linx Digital and Linx Pay Hub, in addition to strategic acquisitions throughout the year. Also noteworthy was the IPO in June, making Linx the first Brazilian software company publicly traded on the NYSE.

We reinforced our commercial presence with the expansion of franchisees and training of teams with a focus on customer success and satisfaction. In this context, the cross-sell strategy of our end-to-end platform services remained as our main growth driver. This positioning also made it possible to win new customers considering the multiple entry points to the Linx platform, ending the year with a total gross merchandise volume of approximately BRL 300 billion.

In a more challenging macroeconomic context in the markets in which we operate, these fronts proved to be important pillars in our growth strategy. We had a stabilization in the net closing of stores throughout 4Q19, a trend also reflected in the ICOM - Trade Confidence Index (96.7 points in December vs. 96.8 points in September).

In 4Q19, we signed new projects to integrate retailers' online and offline channels through OMS, totaling 16 customers at different stages of implementation. Reinforcing our leadership in the Omnichannel strategy, we signed new partnerships with important marketplaces to complement the support to our customers in the digital transformation journey and to strengthen a fluid relationship with their consumers.

In addition, the Linx Pay Hub offerings continue to grow, supported mainly by the adoption of TEF and the continuous expansion of our portfolio of differentiated solutions and natively integrated into the Linx platform. With a constant focus on business profitability, we also entered into strategic partnerships to integrate the wallets and further strengthen QR Linx and Digital Account. After one year of launching Linx Pay, we have already reached the 4th largest financial volume among the acquirers who trade through our TEF.

In 4Q19, Linx Digital represented 13% of total recurring revenue, while Linx Pay reached 12%. This is due to the acquisition of Seta Digital in October 2019, allocated as part of Linx Core, strengthening its representativeness in recurring revenue.

In 2020, the scenario should be more challenging. In face of the advance of the spread of the new Coronavirus (COVID-19) in Brazil and Latin America, we put into practice plan comprising several preventive measures necessary to minimize the effects of the pandemic, among which we highlight: creation a Crisis Committee, all employees working from home since March 16 and suspension or postponement of national and international business trips. Due to uncertainties regarding the dynamics of the outbreak's evolution, the effects on the economic activities of our Customers and Suppliers and the measures to be adopted in Brazil and in other countries in Latin America in which we operate, it is impossible to predict the total impact that the pandemic will have on the global economy as well as on our business.

A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

Independent auditor's report on the individual and consolidated financial statements

To
Shareholders, Board Members and Directors of
Linx S.A.
São Paulo - SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Linx S.A. ("Company" or "Group"), identified as Company and consolidated, respectively, which comprise the balance sheet as of December 31, 2019 and the statement of income, of comprehensive income, of changes in shareholders' equity and cash flows for the year then ended, as well as corresponding other explanatory information, including a description of significant accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Linx S.A. as of December 31, 2019, the individual and consolidated performance of its operations and its individual and consolidated cash flows for the year then ended, in conformity with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and international standards on auditing. Our responsibilities, in accordance with such standards, are described in the following section entitled "Auditor's responsibilities for the audit of individual and consolidated financial statements." We are independent of the Company and its subsidiaries, according to the significant ethical principles provided in the Accountant's Code of Professional Ethics and the professional standards issued by the Brazil' National Association of State Boards of Accountancy (CFC), and we comply with the other ethical responsibilities according to such standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

Key audit matters

The key audit matters are those who, in our professional judgment, were the most significant in our audit of current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters. For each matter below, a description of how our audit has addressed the matter, including any comments on the results of our procedures, is presented in the context of the financial statements taken as a whole.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of individual and consolidated financial statements" section, including those relating to these key audit matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our procedures, including those performed to address the matters below, provide the basis for our audit opinion on the Company's financial statements.

Revenue recognition for implementation and customization services

The Group provides implementation and customization services, recognized in profit or loss when the services are rendered to the customers, based on the customer acceptance which confirms that the performance obligation was fulfilled over time, since the client simultaneously receives and consumes the benefits provided by the Group. This measurement may also consider the charge of hours by professionals in the respective projects.

Considering the magnitude of the amounts involved in addition to the reliance of manual and automatic controls and judgment to determine the time in which the Group fulfills the performance obligation and to ensure that all services provided have been measured and recorded correctly in the appropriate accounting period, which may impact the value of accounts receivable and related revenues in the financial statements, we consider this matter significant for our audit.

How our audit conducted this matter

Our revenue recognition procedures for implementation and customization services include, but are not limited to, evaluate the adequacy of the respective disclosures of the Company on the criteria for recognition of revenues and amounts involved; evaluate key internal controls implemented by the Company related to the revenue recognition for implementation and customization services, which included the involvement of the IT specialists to assist us in assessing the design and operational effectiveness of information technology general controls (IT), having we identified material deficiencies in the design and operation of these IT controls associated with logical access, change and updating of systems.

In addition, we performed tests of details close to the annual accounting closing ("cutoff test of revenues") by comparing invoices issued, service order and client's acceptance to evaluate the criteria used by the Company in the recognition of revenues from services. As a result of this procedure, indicating the need to complement the balances of deferred revenue, which was not recorded by the Company's Management due to its materiality in relation to the financial statements taken as a whole.

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

Deficiencies in the design and operation of internal controls related to information technology general controls, changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding the revenue recognition. Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for recognition and measurement of revenues from implementation and customization services, as well as the respective disclosures in Notes 3.16 e 24, are acceptable in regard to the financial statements taken as a whole.

Capitalization of software development expenditures

The Company develops new or substantially improved products for its current and new customers. Expenses with labor and materials that are directly attributable to the development of these products are capitalized as an intangible asset by the Company, according to Notes 3.10 e 14.

The capitalization is carried out by the Company only when all of the following elements, defined by accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) standards, issued by International Accounting Standards Board (IASB) are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) ability to use or sell the intangible asset; (iv) the intangible assets should result in future economic benefit, useful for internal use or asset sale; (v) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (vi) ability to accurately measure the expenses attributable to intangible assets during their development.

This matter was considered significant for our audit, due to the degree of judgment involved in determining the expenses that will be capitalized by the Company, which should demonstrate that the criteria established for capitalization of software development costs were met.

How our audit conducted this issue

Our procedures related to capitalization of software development costs included, among others, (i) we understood the key internal controls implemented by the Company related to the process of capitalization of software development costs; (ii) we selected a sample of projects to verify its technical feasibility, the Company's intention evaluation with the asset (sale or use) and its financial viability, in addition to conducting inquiries and interviews with those responsible for the projects capitalized to understand the technical feasibility; (iii) we performed documentary tests, where we analyzed the charge of hours by the professionals and its relation to the projects that are being capitalized, in addition to obtaining evidence that corroborated whether the activities performed by the employee in such projects were consistent with the criteria for capitalization and obtaining representation from managers confirming the allocation of professionals to projects.

As a result of those procedures, we identified adjustments (recorded by management given its materiality in relation to the financial statements taken as a whole) indicating the need to write-off amounts capitalized as software. Additionally, we discussed the audit differences with management, performed a review of the adjustments recorded by management and we discussed the impact from those adjustments on the internal controls.

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

Deficiencies in the design and operation of internal controls related to capitalization of software which were identified (and deemed to significant) changed our evaluation of the nature, timing and extent of our substantive procedures designed to obtain sufficient evidence and adequate audit information regarding capitalization of software.

Additionally, we evaluated the adequacy of disclosures made by the Company in Notes 3.10 and 14 to the financial statements.

Based on audit procedures performed, which are consistent with management's assessment, we understand that the policies for capitalization of software are acceptable to support the judgement and information included in the financial statements taken as a whole.

Impairment of goodwill

The Company carried out acquisitions of companies in previous years and in the current year that resulted in the recognition of goodwill for future profitability and which represent significant amounts in its financial statements, as disclosed in Notes 3.10 and 14. The recoverable value of these goodwill, as they have an indefinite useful life, are annually tested by the Company to verify that the recoverable value is higher than the carrying amount.
The evaluation of the recoverable value involves significant judgments in determining the assumptions used in the cash flow projections, including growth and discount rates. Distortions in determining the recoverable value of goodwill may result in a material impact on the financial statements. Accordingly, this matter was considered significant for our audit.

How our audit conducted this issue

Our procedures related to the evaluation of goodwill included, among others; understanding of key internal controls implemented by the Company related to the process of evaluating the recoverable value of goodwill; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used in the cash flow projections, including growth and discount rates, projected results and profit margins compared to macroeconomic information; we compared the recoverable value based on the discounted cash flows, with the respective book values of the goodwill; and we evaluated the adequacy of the respective disclosures of the Company of the assumptions considered in the recoverability calculations of the goodwill and the amounts involved.

Based on the auditing procedures performed on the goodwill impairment test, which are consistent with management's assessment, we understand that the criteria and assumptions of goodwill used by management, as well as the respective disclosures in Notes 3.10 e 14, are acceptable in the context of the financial statements taken as a whole.

Business combination

During the year 2019, the Company acquired the companies Hiper Software S.A., Millennium Network Ltda. and SetaDigital Sistemas Gerenciais Ltda. The acquisitions were recorded by the Company, considering the acquisition method and represented significant amounts in the financial statements, included in Note 5.

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

This matter was considered significant to our audit, due to the judgment involved in the identification and determination of the fair value of acquired assets and assumed liabilities, and the consequent allocation of purchase price, besides the magnitude of amounts involved.

How our audit conducted this issue

Our business combination procedures included, among others: understanding of key internal controls implemented by the Company related to the acquisition process of companies; we involved our corporate finance specialists to assist us in evaluating the assumptions and methodology used to determine and recognize the fair value of assets acquired, liabilities assumed and goodwill for future profitability; we audited the opening balances of the acquired companies as at the acquisition date as part of the determination of the fair values of assets and assumed liabilities; and we evaluate the adequacy of the respective Company disclosures of the business combinations.

Based on the audit procedures performed, which are consistent with management's assessment, we understand the Company's business combination accounting policies are acceptable to support the judgments and information included in the context of the financial statements taken as a whole.

Other matters

Statement of value added

The individual and consolidated statements of added value (DVA) for the year ended December 31, 2019, prepared under the responsibility of the Company's management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these statements of added value were prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

The Company management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report. In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency

Responsibilities of management and governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as going concern, disclosing, when applicable, the matters related to its going concern, and the use of this accounting basis in the preparation of the financial statements, unless the management intends to liquidate the Company and its subsidiaries, or cease their operations, or do not have any realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are the people responsible for overseeing the process of preparation of individual and consolidated financial statements.

Auditor's responsibilities for the audit of individual and consolidated financial statements

Our objectives are to obtain reasonable assurance that the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and issue the audit report with our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that the audit conducted pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. Misstatements may arise from fraud or error, and are considered material when, individually or in aggregate, may influence, from a reasonable perspective, the economic decisions of users taken based on such financial statements.

As part of an audit conducted according to the Brazilian and international auditing standards, we exercise professional judgment, and maintain professional skepticism during the audit. We also:

- Identify and assess the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we planned and performed audit procedures in response to such risks, and we obtained proper and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement resulting from fraud is higher than that arising from error, once the fraud may involve the act of dodging the internal controls, collusion, falsification, omission or false intentional representations.

- We obtained an understanding of the internal controls relevant to the audit to plan the audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company and its subsidiaries.

- We evaluate the appropriateness of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by Management.

- We conclude the appropriateness of Management's use of the accounting basis for going concern and, based on the audit evidence obtained, as to whether there is a material uncertainty regarding events or conditions that could raise a significant doubt regarding the Company's and its subsidiaries' capacity for going concern. If we conclude that a material uncertainty exists, we are

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A free translation from Portuguese into English of Independent Auditor's Report on individual and consolidated financial statements prepared in Brazilian currency required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

- We evaluate the overall presentation, structure and content of financial statements, including disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner consistent with the objective of fair presentation.

- We obtained appropriate and sufficient audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the individual and consolidated financial statements. We are responsible for the management, oversight and performance of audit of the group, and, consequently, the audit opinion.

We communicated with the ones responsible for governance with respect to, among other aspects, the planned scope, time of the audit and significant audit findings, including possible material weaknesses in internal controls identified by us during our audit.

We also provide those charged with governance with a statement that we complied with relevant ethical requirements, including the applicable requirements of independence, and communicate all potential relationships or matters that could materially affect our independence, including, where applicable, the related safeguards.

From the matters that were communicated with those charged with governance, we determined those that were considered as the most significant in the audit of financial statements for current year and that, accordingly, comprise the key audit matters. We describe these matters in our audit report, unless a law or regulation has prohibited the public disclosure of the issue, or when, under extremely rare circumstances, we determine that the issue shall not be communicated in our report, because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 30, 2020

Vanessa Martins
Accountant CRC-1SP244569/O-3

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                Linx S.A.

Individual and consolidated financial statements

                       December 31, 2019

                       with Independent Auditor’s' Report

Linx S.A.

Notes to the individual and consolidated financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

1. Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods to the retail industry in Latin America. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2. Basis of preparation and presentation of financial statements

2.1. Statement of conformity

The individual and consolidated financial statements were prepared and are being presented according to the accounting practices adopted in Brazil comprising the standards of the Securities and Exchange Commission, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), as well as by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) that evidence all relevant information of their own significant information in financial statements, and only them, are being evidenced and correspond to that used by Management.

2.2. Basis of preparation and presentation

The financial statements were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated financial statements present comparative information in relation to the prior period.

The Company’s individual and consolidated financial statements were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The individual and consolidated financial statements were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the financial statements due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Some captions for the financial statements for the year ended December 31, 2018 were reclassified to allow comparisons with the financial statements for the year ended December 31, 2019.

The issue of individual and consolidated financial statements was approved by the Board of Directors on March 30, 2020.

3. Summary of significant accounting policies

The accounting policies have been consistently applied to all the periods presented in these individual and consolidated financial statements.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1. Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company's management reviews financial information for decision-making. The Company's management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

3.2. Consolidation basis

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee, and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

- Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);
- Exposure or right to variable returns based on its involvement with the investee;
- The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

Whenever necessary, adjustments are made to the financial statements of the subsidiaries to align their accounting practices with the Company's accounting practices. All related party assets and liabilities, shareholders' equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company's individual financial statements, financial statements of subsidiaries are recognized under the equity method.

The individual and consolidated financial statements include significant information of Linx S.A. and its subsidiaries, as follows:

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	% Interest	
	12/31/2019	**12/31/2018**
Subsidiaries		
Linx Sistemas e Consultoria Ltda.	**99.99%**	99.99%
Linx Telecomunicações Ltda.	**99.99%**	99.99%
Indirect subsidiaries		
Napse S.R.L.	**100.00%**	100.00%
Synthesis Holding LLC.	**100.00%**	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	**100.00%**	100.00%
Santander Moving Tech RF Referenciado DI CP FI	**100.00%**	-
Sback Tecnologia da Informação Ltda.	**100.00%**	100.00%
DCG Soluções para Venda Digital S.A. (*)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	**100.00%**	100.00%
Hiper Software S.A. (**)	**100.00%**	-
Millennium Network Ltda. (*) (**)	-	-
SetaDigital Sistemas Gerenciais Ltda. (**)	**100.00%**	-

(*) Companies merged into Linx Sistemas in 2019
(**) Companies acquired by Linx Sistemas in 2019

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. ("Linx Sistemas"): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. ("Linx Telecomunicações"): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. ("Napse"): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. ("Synthesis"): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Retail Renda Fixa") Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Santander Moving Tech RF Referenciado DI CP FI ("Santander Moving Tech"): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Sback Tecnologia da Informação Ltda. ("Sback"): operates in the cloud platform leader in technologies of retention, reengagement and recapture through Big Data and Intelligence for engagement.

Linx Pay Meios de Pagamento Ltda. ("Linx Pay"): operates with the purpose of aggregating all of the Company's initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx's strategic positioning in such area.

Hiper Software S.A. ("Hiper"): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

SetaDigital Sistemas Gerenciais Ltda. ("Seta"): operates with a focus on ERP solutions and services for footwear retail.

3.3. Measurement of fair value

The Company and its subsidiaries measure financial instruments at fair value on each balance sheet closing date. Fair value is the price received upon the sale of an asset or paid by transfer of a liability of a non-forced transaction between market participants at the measurement date.

The measurement of fair value is based on the assumption that the transaction to sell the asset or transfer the liability will occur: (i) in the main market for the asset or liability; or (ii) in the absence of a main market, the market is more advantageous for the asset or the liability.

All assets and liabilities for which the fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy described below based on the lowest level information that is significant to the measurement of the fair value as a whole:

• Level 1 – Prices quoted (not adjusted) in active markets for identical assets and liabilities to which the entity may have access on the measurement date;

• Level 2 — Valuation techniques for which the lowest level and significant input to fair value measurement is directly or indirectly observable;

• Level 3 — Valuation techniques for which the lowest level and significant input to fair value measurement is not available.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company and its subsidiaries determine whether transfers occurred between levels of the

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

hierarchy, reassessing the categorization (based on the lowest and most significant information for measuring the fair value as a whole) at the end of each reporting period.

3.4. Financial instruments – Initial recognition and subsequent measurement

The Company and its subsidiaries adopted IFRS 9/CPC 48 - Financial Instruments to replace IAS 39/CPC 38 on January 1, 2018. The changes related to these accounting policies are as follows:

A financial instrument is an agreement that originates a financial asset to an entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at the initial recognition as measured: at amortized cost; fair value through other comprehensive income or fair value through profit or loss.

The classification of financial assets upon initial recognition depends on the characteristics of the contractual cash flows of the financial asset and the business model of the Company and its subsidiaries for the management of these financial assets. With exception of trade accounts receivable that do not contain a significant financial component or for which the Company and its subsidiaries have adopted the practical expedient, the Company and its subsidiaries initially measure the financial asset at its fair value plus transaction costs, in case of financial asset not measured at fair value through profit or loss. The trade accounts receivable that do not contain a significant financial component are measured at the transaction price determined according to IFRS 15/CPC 47.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it has to generate cash flows on the outstanding principal amount. This evaluation is performed at instrument level. Financial assets with cash flows other than payments of principal and interest are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The business model of the Company and its subsidiaries to manage financial assets refers how it manages its financial assets to generate cash flows. The business model determines whether the cash flows will result from collecting contractual cash flows, selling financial assets, or both.

Purchases and sales of financial assets that require the delivery of assets within an established schedule by regulation or agreement in the market (regular negotiation) are recognized on the negotiation date, that is, the date when the Company and its subsidiaries undertake to buy or sell the asset.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Subsequent measurement

For subsequent measurement purposes, financial assets are classified into four categories, as follows:

• Financial assets at amortized cost (debt instruments);

• Financial assets at fair value through other comprehensive income (FVTOCI) with reclassification of accumulated gains and losses (debt instruments);

• Financial assets designated at fair value through other comprehensive income, without reclassification of accumulated gains and losses at the time of its derecognition (equity instruments);

• Financial assets at fair value through profit or loss.

Financial assets at amortized cost

This category is the most relevant for the Company and its subsidiaries. The Company and its subsidiaries measure the financial assets at amortized cost if both of the following conditions are met:

• The financial asset is maintained in the business model, whose the purpose is to maintain financial assets for the purpose of receiving contractual cash flows;

• The contractual terms of financial assets give rise, on specific dates, to cash flows that solely refer to payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in income (loss) when the asset is derecognized, modified or impaired.

The financial assets of the Company and its subsidiaries at amortized cost mainly include trade accounts receivable, cash and cash equivalents and other accounts receivable, in addition to suppliers and other accounts payable.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are presented in the statement of financial position at fair value, with net changes of fair value recognized in the statement of profit or loss.

This category contemplates derivative instruments and listed equity investments, which the Company and its subsidiaries have not irrevocably classified based on fair value through other

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

comprehensive income. Dividends on listed equity investments are also recognized as other revenues in statement of income when the right to payment is established.

Derecognition

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired; or

• The Company and its subsidiaries transferred its rights to receive cash flows from the asset or assumed an obligation to pay the cash flows received without material delay to a third party under an onlending contract; and (i) the Company and its subsidiaries transferred substantially all risks and rewards of the assets, or (ii) the Company and its subsidiaries neither transferred nor retained substantially all the risks and benefits related to the asset, but transferred the control over the asset.

When the Company and its subsidiaries transfer its rights to receive the cash flows of an asset or enter into a transfer agreement, they evaluate if and under which measured, they retained the ownership risks and rewards. When they neither transfer nor retain substantially all the risks and rewards of the asset, or transfer the control of the asset, the Company and its subsidiaries continue to recognize the transferred asset to the extent of its continuing engagement. In such case, the Company and its subsidiaries also recognize a related liability. The transferred asset and associated liability are measured on a base that reflects the rights and obligations retained by the Company and its subsidiaries.

The continued engagement in the form of guaranteeing the transferred asset is measured at the lower of (i) the amount of the asset and (ii) the maximum amount of the consideration received that the entity could be required to repay (the guarantee amount).

Impairment of financial assets

The Company and its subsidiaries recognize a provision for estimated credit losses for all debt instruments not held at fair value through profit or loss. The expected credit losses are based on the difference between the contractual cash flows payable according to the contract and all cash flows that the Company and its subsidiaries expect to receive, discounted at an effective interest rate that approximates to the original transaction rate. The expected cash flows will include the cash flows of the sale of the guarantees held or other credit improvements that are included in contractual terms.

The expected credit losses are recognized in two phases. For credit exposures for which there has been no significant increase in credit risk since initial recognition, expected credit losses are provisioned for credit losses resulting from possible default events in the next 12 months (expected credit loss for 12 months).

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

For trade accounts receivable and contract assets, the Company and its subsidiaries apply a simplified approach in the calculation of expected credit losses. Therefore, the Company and its subsidiaries do not follow the changes in credit risk, but recognize a loss allowance based on lifetime expected credit losses at each reporting date. The Company and its subsidiaries established a provision matrix based on its historical credit loss experience, adjusted to specific prospective factors for debtors and economic environment.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified in initial recognition as financial liabilities at fair value through profit or loss, financial liabilities at amortized cost, or as derivatives designated as hedge instruments, as the case may be.

All financial liabilities are initially measured at their fair values, plus or minus, in case of financial liability other than fair value through profit or loss, the transaction costs that are directly attributable to the issue of financial liability.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financing, lease payable and other liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

• Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated in the initial recognition, as measured at fair value through profit or loss.

• Financial liabilities are classified as held-for-trading if they are acquired with the purpose of buyback in the short term. Gains or losses of liabilities for trading are recognized in the statement of income.

The financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9/CPC 48 are met. The Company and its subsidiaries did not assign any financial liability at fair value through profit or loss.

Financial liabilities at amortized cost (loans and financing)

This is the most relevant category for the Company and its subsidiaries. After initial recognition, loans and financing obtained and granted subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

profit or loss when liabilities are derecognized, as well as through the amortization process of effective interest rate.

Amortized cost is calculated taking into account any negative goodwill or goodwill in the acquisition and fees or costs comprising effective interest rate method. The amortization under the effective interest rate method is included as financial expense in the statement of income.

This category usually applies to loans and financing granted and taken out, subject to interests.

Derecognition

A financial liability is derecognized when the obligation under the liability is extinguished; that is, when the obligation specified in the contract is settled, canceled or expires. When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the exchange or modification is treated as a derecognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in the statement of profit or loss.

iii) Offset of financial instruments

Financial assets and liabilities are offset and the net value reported in the consolidated balance sheet only when there is a legally enforceable right currently applicable to offset the amounts recognized and if there is intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.5. Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Directly attributable costs to the acquisition should be accounted for as expense when incurred.

On acquiring a business, the Company and its subsidiaries assess the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity's host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent consideration considered as an asset or a liability shall be recognized in the statement of income.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The Company measures goodwill as the exceeding consideration transferred in relation to net assets acquired (net identifiable assets acquired and liabilities assumed). If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in statement of operations.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Company that are expected to benefit from synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

3.6. Cash and cash equivalents

Cash equivalents are maintained for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company and its subsidiaries consider as cash equivalents the financial assets readily convertible into known amounts of cash and subject to an insignificant risk of change of value. Consequently, an investment normally qualifies as cash equivalent when it has short-term maturity; for example, three months or less, as of the contracting date.

3.7. Trade accounts receivable

A receivable represents the right of the Company and its subsidiaries to an unconditional consideration (i.e., it is only necessary for a certain time to elapse in order for payment of the consideration to be due).

3.8. Income tax and social contribution

The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 (annual base for the year) for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable.

Expense with income tax and social contribution comprises both current and deferred taxes. Current taxes and deferred taxes are recognized in income (loss) unless they are related to the business combination, or items directly recognized in shareholders' equity or other comprehensive income.

Current taxes are the expected taxes payable on the taxable income for the period, at tax rates enacted or substantively enacted on the date of presentation of the financial statements, and any adjustments to taxes payable in relation to prior periods.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Deferred taxes are recognized in relation to the temporary differences between the book values of assets and liabilities for accounting purposes and the related amounts used for taxation purposes.

Deferred tax assets and liabilities are offset when there is a legal enforceable right to set off current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred income tax and social contribution asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized.

Deferred income tax and social contribution assets are reviewed at each reporting date and reduced when their realization is no longer probable.

Deferred income tax related to items recognized directly in shareholders' equity and not in statement of income. Deferred tax items are recognized according to the transaction that originated the deferred tax, in comprehensive income or directly in shareholders' equity.

As permitted by Brazilian tax legislation, the subsidiary Sback Tecnologia da Informação Ltda. adopts the deemed income taxation method. For these subsidiaries, income tax and social contribution are calculated at the rate of 32% on revenues from services and 100% on financial revenues. The regular rates of the respective tax and contribution apply to these.

Tax exposures

To determine current and deferred income tax, the Company and its subsidiaries take into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment has to be made. The Company and its subsidiaries believe that the provision for income tax recorded in liabilities is adequate for all outstanding tax periods, based on its evaluation of several factors, including interpretations of tax laws and past experience. This evaluation is based on estimates and assumptions that may involve several judgments on future events. New information may be made available, leading the Company and its subsidiaries to change its judgment on the adequacy of existing provision. These changes will impact income tax expenses in the year in which they occur.

3.9. Property, plant and equipment

Recognition and measurement

Property, plant and equipment items are measured at historical acquisition, formation or construction cost, net of accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of assets.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Purchased software that is integral to the functionality of a piece of equipment is capitalized as part of that equipment. When parts of a property, plant and equipment item have different useful lives, they are accounted for as separate items (major components) of Property, plant and equipment.

Gains and losses on disposal of a property, plant and equipment item are determined by comparing the proceeds from disposal with the book value of Property, plant and equipment and are recognized net within "other revenues" in the statement of income.

Subsequent costs

The replacement cost of a component of property, plant and equipment is recognized in the book value of the item when it is probable that the future economic benefits embodied in the component will flow to the Company and its subsidiaries and cost can be reliably measured. The book value of the component that has been replaced by another is written off. Costs of normal maintenance on property, plant and equipment are charged to the statement of operations as incurred.

Depreciation

Depreciation is calculated on the depreciable values, which is the cost of an asset, or other amount that substitutes cost, less residual values. The residual value and useful life of the assets and the depreciation methods are reviewed upon the closing of each year, and adjusted respectively, when appropriate.

Depreciation is recognized in income (loss) on a straight-line basis over the estimated useful lives of each component of a fixed asset item, as this method is that more closely reflects the pattern of consumption of future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative years are shown in the Note 13.

3.10. Intangible assets and goodwill

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expenditure is reflected in the statement of income in the year in which it is incurred. The useful life of the intangible asset is classified as defined or undefined. Goodwill arising from the acquisition of subsidiaries is included in intangible assets in the consolidated financial statements.

Intangible assets with defined life are amortized over the economic useful life and valued in relation to impairment whenever there is indication of loss of economic value of the asset. Amortization method and period of an intangible asset with defined life are reviewed at least at

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

the end of each year. Changes in these assets' estimated useful lives or in expected consumption of future economic benefits are accounted for through changes in amortization method or period, as applicable, and are addressed as changes in bookkeeping. The amortization of intangible assets with defined life is recognized in the statement of income in the category of expense consistent with the use of the intangible assets.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level. The evaluation of indefinite useful life is reviewed annually to determine whether it is still justifiable. Otherwise, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized when it is sold (that is, date when the beneficiary obtains control over the related asset) or when no future economic benefit is expected from its use or sale. Possible gains or losses from the derecognition of assets (the difference between the net sales price and book value) are recognized in the statement of income in the year.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

Goodwill

The cost of goodwill is accounted for under the fair value acquisition method and the goodwill impairment test is performed annually as of December 31 or when circumstances indicate that the book value has been impaired.

Research and development

Research expenditures are recorded as expenses when incurred, and development expenditures linked to technological innovations of existing products are capitalized if they are technologically and economically feasible, and amortized over the expected period of benefits in the operating expenses group.

Development activities involve a plan or project aimed at producing new. Development expenditures are capitalized only when all the following elements are present: (i) technical feasibility to complete the intangible asset in order for it to be available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) the intangible assets should result in future economic benefit; (iv) availability of technical, financial and other proper resources to conclude its development and to use the intangible asset; and (v) ability to accurately measure the expenses attributable to intangible assets during their development. The expenditures capitalized include the cost of labor and materials that are directly attributable to preparing the asset. Other development expenditures are recognized in the statement of income as incurred.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

After the initial recognition, the asset is stated at cost, less accumulated amortization and impairment losses. Amortization is triggered when the development is complete and the asset item is available for use for the future economic benefit period. During the development period, the asset is tested for impairment on an annual basis.

Other intangible assets

Other intangible assets that are acquired and have defined useful lives are measured at cost, less accumulated amortization and any impairment losses.
Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally-generated goodwill and trademarks, are recognized in income (loss) as incurred.

Amortization is recognized in income (loss) on a straight-line basis over the estimated useful lives of the intangible assets, except goodwill, from the date they are available for use, since this is the method that best reflects the pattern of consumption of the future economic benefits embodied in the asset.

3.11. Impairment loss of non-financial assets

The Management reviews the recoverable value of assets annually in order to assess events or changes in economic, operating, or technological circumstances likely to point out impairment or loss of their recoverable value. These evidences are detected and the net book value exceeded, the recoverable value, a provision for impairment is formed to adjust net book value to recoverable value. The recoverable value of an asset or a particular cash-generating unit is defined as the higher of value in use and net sales value.

In estimating the value in use of an asset, estimated future cash flows are discounted to their present values, using a pretax discount rate that reflects the weighted average cost of capital in the industry where the cash-generating unit operates. The net fair value of sales expenses is calculated whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, the Company uses an appropriate valuation methodology. The calculations provided in this model are supported by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

The Company bases its impairment assessment on the most recent financial forecasts and budgets, which are prepared separately by Management for each cash-generating unit to which the assets are allocated. Projections based on said forecasts and budgets generally cover a five-year period. An average long-term growth rate is calculated and applied to future cash flows after the fifth year.

The asset impairment loss is recognized in income (loss) in a manner consistent with the function of the asset subject to losses.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

For assets other than goodwill, an assessment is made on each reporting date to determine whether there is an indication that the impairment losses previously recognized no longer exist or have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or of the cash-generating unit. An impairment loss on a previously recognized asset is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss that was recognized. The reversal is limited so that the book value of the asset does not exceed the book value that would have been calculated (net of depreciation, amortization or depletion), if no impairment loss had been recognized for the asset in previous years. This reversal is recognized in income (loss).

Goodwill impairment test is carried out on an annual basis as of December 31 or when circumstances indicate that the book value has been impaired.

The impairment loss is recognized for a cash-generating unit to which the goodwill is related. When the recoverable amount of the unit is lower than the book value of the unit, the loss is recognized and allocated to reduce the book value the unit's assets in the following order: (a) reducing the book value of the goodwill allocated to the cash-generating unit; and (b) then, to the other assets of the unit in proportion to the book value of each asset.

Intangible assets with undefined useful lives are tested for impairment on an annual basis as of December 31, individually or at cash generating unit level, as the case may be or when circumstances indicate impairment loss of book value.

3.12. Accounts payable to suppliers

Trade accounts payable are obligations due for assets or services acquired in the normal course of businesses, and are classified as current liabilities if payment is due within one year. Otherwise, accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method.

3.13. Loans and financing

Loans and financing are initially recognized at the fair value less any transaction costs assignable. After their initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3.14. Provisions

Provisions are recognized when the Company and its subsidiaries have a present (legal or not formalized) obligation as a result of a past event. It is probable that economic benefits will be required to settle the obligation, and a reliable estimate can be made. When the Company and its subsidiaries expect some or all of a provision to be reimbursed, for example under an

38

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense related to any provision is presented in the statement of income, net of any reimbursement.

If the effect of the time value of money is significant, the provisions are discounted using the current rate before the taxes it reflects, when appropriate, the risks specific to the liability. When the discount is adopted, the increase in the provision in view of the passage of time is recognized as financing cost.

Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to a number of lawsuits and administrative proceedings. Provisions are formed for all contingencies related to lawsuits in which an outflow of funds will probably be required to settle the contingency or obligation and a reasonable estimate can be made. Determination of the likelihood of loss includes determination of evidences available, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in legal system, as well as evaluation of external lawyers. Provisions are reviewed and adjusted so as to consider changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at fair value. Subsequently, it is measured between the higher amount that would be recognized according the accounting policy of the above provisions (IAS 37/CPC 25) and/or the amount initially recognized less, as the case may be, the accumulated amortization recognized according to the revenue recognition policy.

3.15. Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted for inflation and, therefore, adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated, and only recognized, if it is considered as relevant with respect to the financial statements taken as a whole. For recognition and materiality determination purposes, the adjustment to present value is calculated taking into consideration the contractual cash flows and the explicit interest rate, and, in certain cases, the implicit interest rate of the related assets and liabilities. Based on the analyzes performed and the best Management's estimate.

3.16. Revenue from contract with customer

The Company and its subsidiaries recognize its revenues from software license, which include license fees, revenue from subscription, and revenue from services, which includes implementation and customization and sub-acquiring revenue. Revenue is presented net of taxes, returns, rebates and discounts, when applicable. Revenues are recognized in an amount

39

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

that reflects the consideration to which the Company and its subsidiaries expect to be entitled in exchange for the transfer of services to a client.

- Subscription revenues: They are recurring revenues derived from: (1) revenues related to services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client's own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party's infrastructure; and (2) revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services. Monthly maintenance is aggregated in a contract usually valid for twelve months. Monthly subscription revenues are not reimbursable and are billed and paid on a monthly basis. These revenues are recognized in income (loss) on a monthly basis, as services are provided, starting on the date in which services are made available to the client and all other revenue recognition criteria are met.

- Revenues from service rendered are considered non-recurring and involves implementation services, including personalization, training, software licenses and other services. Revenues from services are recognized in proportion to the stage of completion of the service.

- Revenue from royalties - Revenues from software licenses are recognized when: it is determined when all risks and rewards of the license are transferred upon the availability of the software and the amount may be reliably measured and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

- Sub-acquiring revenues derive from the capture of the transactions with credit and debit cards and are recognized on the date of capture/processing of the transactions.

In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet (current and non-current liabilities) as deferred revenue.

3.17. Capital

Common shares

Additional costs directly attributable to the issue of shares and share options are recognized as reducers from shareholders' equity. Tax effects related to the costs of these transactions are calculated in accordance with IAS 12/CPC 32.

3.18. Transactions involving share-based payment

Company employees receive share-based payments, in which the employees render services in exchange for membership certificates ("transactions settled with membership certificates"). In situations in which equity securities are issued and some or all goods or services received by the Company in exchange cannot be specifically identified, the unidentified goods or

40

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

services received (or receivable) are measured by the difference between the fair value of share-based payment and the fair value of any good or service received on its grant date.

The Company offers restricted shares to employees (contracted under the Labor laws or Statutory) who will be entitled to receive the restricted shares at the end of the grace period on the condition that the beneficiary has maintained his or her employment relationship during that period and is eligible based on the performance assessment.

Transactions settled with membership certificates

The cost of transactions settled with equity instruments is measured with a basis on the fair value on the date in which they were granted. To determine the fair value, the Company uses an external evaluation expert, which uses an appropriate evaluation method.

This cost is recognized in employee benefit expenses together with the corresponding increase in shareholders' equity (in other reserves), during the period when the service is provided, and, when applicable, performance conditions are met (vesting period). The accumulated expense recognized for transactions that will be settled with membership certificates on each reporting date up to the vesting date reflects the extent to which the acquisition period may have expired and the Company's best estimate of the number of grants which in the last instance, will be acquired. The expense or credit in the statement of income for the period represents the changes in accumulated expense recognized at the start and end of that period. When the terms of an equity-settled transaction are modified (for example, due to plan modifications), the minimum recognized expense is the fair value at the grant date, provided the original vesting conditions are met. An additional expense, measured on the modification date is recognized for any modification that increases the fair value of the contracts with share-based payment or otherwise, benefits the employees. When a grant is cancelled by the entity or counterpart, any remaining element of the fair value of the grant is immediately recognized as expense through profit or loss.

The effect of dilution of outstanding options is reflected as dilution of additional share in the calculation of the diluted earnings per share.

3.19. Employee benefits

Employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The liability is recognized at the amount expected to be paid under the cash bonus plans or short-term profit sharing if the Company and its subsidiaries have a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

41

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

a. Private pension

The Company and its subsidiaries do not hold private pension plans or any pension plan for its employees and management.

b. Profit sharing

The Company and its subsidiaries have benefit plans for management and employees in the form of profit sharing and bonus plans.

Profit sharing and bonus plans are expected to be settled in up to 12 months and are presented at expected settlement value.

c. Post-employment benefit – health care plans

The Company and its subsidiaries offer health care plans compatible with the market to its employees; the Company and its subsidiaries are co-sponsors of the plan and their employees contribute with a monthly fixed installment that may be extended to spouses and dependents. Costs with monthly defined contributions made by the Company and its subsidiaries are recognized in income on a monthly basis, in conformity with the accrual basis.

Costs, contributions and actuarial liabilities related to such plans are determined annually, with a basis on an appraisal carried out by independent actuaries.

3.20. Financial revenues and expenses

Financial revenues comprise basically interest of financial assets and discounts obtained. Financial expenses comprise basically bank fees, commercial discounts, exchange rate change and interest on loans. Interest is recognized in the income (loss) for the period using the effective interest rate methodology.

3.21. Foreign currency translation

Consolidated financial statements are presented in Real (R$), parent company's functional currency. Each Company's entity determines its own functional currency, and in those in which functional currency is different from real, the financial statements are translated into real as of closing date, in accordance with IAS 21/CPC 02 (R2) – Effects of changes in foreign exchange rate and translation of financial statements, except for Napse S.R.L, which follows CPC 42 – Accounting for Hyperinflationary Economies, equivalent to IAS 29.

42

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

3.22. IAS 29/CPC 42 Adoption of the accounting and reporting standard in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29/CPC 42) became mandatory in relation to the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29/CPC 42, non-cash assets and liabilities, the shareholders' equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period.

3.23. Statements of added value

The presentation of the Individual and Consolidated Statement of Added Value is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. Statement of Added Value was prepared in accordance with criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

3.24. Statement of cash flow

Statements of cash flows were prepared and presented in accordance with the Technical Pronouncement IAS 7/CPC 03 (R2) - Statement of Cash Flows.

Paid interest is classified as financing cash flow in the Statement of Cash Flow, as it represents financial funds raising costs.

In the years ended December 31, 2019 and 2018 he following transactions did not affect the cash.

	Consolidated	
	12/31/2019	12/31/2018
Acquisition of computers, furniture and facilities included in suppliers payable	**2,419**	341
Acquisition of software and software developed included in suppliers payable	**380**	-

43

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

3.25. New or reviewed pronouncements with first-time adoption in 2019

These individual and consolidated financial statements have been prepared using accounting policies consistent with those adopted for the preparation of the financial statements for the year ended December 31, 2018 (Note 3 – "Significant Accounting Policies") and must be reviewed together with these financial statements, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2019, described below:

Standards and amended standards	
IFRS 16/CPC 06 (R2)	Leases
IFRIC 23	Uncertainty related to income tax treatments
Amendments to IFRS 9	Characteristics of prepayment with negative remuneration
Amendments to IAS 28	Long-term Investment in Associated Companies and Joint Ventures
IFRS Standards Annual Improvements	Cycle 2015–2017
Amendments to IAS 19	Alteration of plan, Restriction or Settlement

Unless as stated below, the adoption of these standards, amendments and interpretations had no material impacts on the Company and its subsidiaries upon their first-time adoption:

IFRS 16/CPC 06 (R2) - Lease operations

CPC 06 (R2) replaces the previous version (R1) of the lease standard, in addition to ICPC 03 - Complementary Aspects of Lease Operations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and requires lessees to recognize most leases in the balance sheet.

Accounting for lessors under CPC 06 (R2) is substantially unchanged in comparison to the previous version of the standard. Lessors will continue to classify leases as either operating leases or financial leases, applying principles similar to those of the previous version of the standard. Therefore, CPC 06 (R2) does not impact leases in which the Company and its subsidiaries are lessors.

The Company and its subsidiaries adopted IFRS 16/CPC 06 (R2) using the modified retrospective method with the first-time adoption date of January 1, 2019. The Company and its subsidiaries chose to use the practical expedient of transition, allowing the standard to be applied only to contracts that were previously identified as the leases on adoption date. The Company and its subsidiaries also chose to apply the recognition exemptions for leases that, on the start date, have a lease term of 12 months or less and do not contain a purchase option and lease agreements where for which the underlying asset has a low value.

Reconciliation of new consolidated balance sheet balances for year ended December 31, 2018, the opening balance on January 1, 2019, and in comparison, the balance on December 31, 2019 affected by the new rule:

44

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	Financial Statements disclosed on 12/31/2018	Impact concerning the adoption of IFRS 16/CPC 06 (R2)	Financial statements - 01/01/2019	Financial statements - 12/31/2019
Assets				
Advance	10,394	(10,394)	-	-
Other receivable	688,110	-	**688,110**	**1,299,970**
Current assets	698,504	(10,394)	**688,110**	**1,299,970**
Right-of-use assets	-	102,190	**102,190**	**124,039**
Other non-current assets	949,172	-	**949,172**	**1,139,934**
Non-current assets	949,172	102,190	**1,051,362**	**1,263,973**
Total assets	1,647,676	91,796	**1,739,472**	**2,563,943**
Liabilities				
Leasing payable	-	6,531	**6,531**	**47,478**
Other current liabilities	220,700	-	**220,700**	**322,369**
Current liabilities	220,700	6,531	**227,231**	**369,847**
Leasing payable	-	85,265	**85,265**	**78,604**
Other non-current liabilities	369,767	-	**369,767**	**325,648**
Non-current liabilities	369,767	85,265	**455,032**	**404,252**
Shareholders' equity	1,057,209	-	**1,057,209**	**1,789,844**
Total liabilities and shareholders' equity	1,647,676	91,796	**1,739,472**	**2,563,943**

Below we present the result for the period ended December 31, 2019, compared to the result that would be without the effects of these standards:

	Financial Statements disclosed on 12/31/2019	Impact concerning the adoption of IFRS 16/CPC 06 (R2)	Financial Statements as of 12/31/2019 without effect of said standards
Profit (loss)			
Net revenue	**788,159**	-	**788,159**
Costs of services rendered	**(272,115)**	-	**(272,115)**
Gross income	**516,044**	-	**516,044**

45

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Operating expenses	(434,934)	10,600	(424,334)
Income (loss) before financial revenues and expenses	81,110	10,600	91,710
Financial results	(17,177)	9,857	(7,320)
Income (loss) before taxes	63,933	20,457	84,390
Current and deferred income tax and social contribution	(25,057)	2,551	(22,506)
Net income	38,876	23,008	61,884

For the year ended December 31, 2019, there was a reduction in cash outflows from operating activities of R$ 18,845 and an increase in cash outflows from financing activities by the same amount, representing payments of the main part of recognized lease liabilities.

(a) Nature of the effect of the adoption of IFRS 16/CPC 06 (R2)

The Company and its subsidiaries have lease contracts for various items of facilities, equipment and others. Prior to the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries classified each of its leases (as the lessee) on the start date as either a financial lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the leased asset to the Company and its subsidiaries; otherwise, it was classified as an operating lease. Prior to the adoption of IFRS 16/ CPC 06 (R2), the Company and its subsidiaries did not have any financial lease contracts. In an operating lease, the leased property was not capitalized and the lease payments were recognized as a rental expense in the income statement on a straight-line basis over the lease term. Any prepaid and accrued rent were recognized in prepaid expenses, suppliers, and other accounts payable, respectively.

After the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries applied a single recognition and measurement approach to all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The Company and its subsidiaries recognized lease liabilities and right-of-use assets representing the right to use the underlying assets.

According to the modified retrospective method of adoption, the Company and its subsidiaries applied IFRS 16/CPC 06 (R2) retrospectively with the cumulative effect of initially applying the standard as an adjustment on the date of first-time adoption.

Leases previously accounted for as operating leases

The Company and its subsidiaries recognized right-of-use assets and lease obligations for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. Right-of-use assets for most leases were recognized based on the book value as if the standard had been applied, and the incremental loan rate was used on the date of first-time adoption. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liability, adjusted by any related advance payments and accrued lease payments recognized previously. Lease liabilities were recognized based on the present

46

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

value of the remaining lease payments, minus the incremental loan rate on the date of first-time adoption.

Incremental Loan Rate – IBR

The Company and its subsidiaries used the cash flow for accounting purposes without considering the effect of inflation on the flows to be discounted. Moreover, considering CVM SNC/SEP Official Letter 02/2019 - Guidance on the application of IFRS 16/CPC 06 (R2) – Leases, the Company and its subsidiaries assessed the incremental rate on December 31, 2019 in accordance with said guidance for future lease payments discounted to present value using the basic interest rate for a readily observable term, including the credit and guarantee risk.

The Company and its subsidiaries also applied the available practical expedients, in which:

• It used a single discount rate for a portfolio of leases with reasonably similar characteristics;
• It relied on its assessment of whether the leases are onerous immediately before the date of first-time adoption;
• Retrospective outlook used in determining the lease term, when the contract contains options to extend or terminate the lease.

Based on the exposed as of January 1, 2019:

• Right-of-use assets in the amount of R$ 102,190 were recognized and presented separately in the balance sheet.
• Other lease liabilities in the amount of R$ 91,796 were recognized and included in loans and financing, subject to interest and a discount rate of 9.15%.
• Advance disbursements of R$ 10,394 relating to previous operating leases were unrecognized and considered a reduction of the lease liabilities.

(b) Summary of the new accounting policies

Right-of-use assets

The Company and its subsidiaries recognize right-of-use assets on the start date of the lease (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, minus any accumulated depreciation and impairment losses, and adjusted by any further re-measuring of the lease liabilities. The cost of right-of-use assets includes recognized lease liabilities, initial direct costs incurred, and lease payments made before or on the start date, minus lease incentives received. Unless it is reasonably certain that the Company and its subsidiaries will take ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated on a straight-line basis during the shortest period of their estimated useful life and the lease term.

47

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Lease liabilities

On the start date of the lease, the Company and its subsidiaries recognize lease liabilities measured at the present value of the lease payments to be made during the lease term. Lease payments include fixed payments (including inflation-linked payments), minus any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be payable under residual value guarantees. Lease payments also include the exercise price of a purchase option that the Company and its subsidiaries are reasonably certain to exercise, and payments of fines levied on the termination of a lease, if the lease term reflects the Company and its subsidiaries that exercises the termination option. Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that determines the payment occurs.

In calculating the present value of lease payments, the Company and its subsidiaries use the incremental loan rate on the start date of the lease if the implicit interest in the lease is not easily determinable. After the start date, the value of the lease liability is increased to reflect the addition of interest, and reduced for lease payments made. Moreover, the book value of the lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the fixed inflation-linked payments, or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company and its subsidiaries also apply the asset recognition exemption to leases of office equipment that is considered low-value. Payments of short-term and low-value leases are recognized as expenses on a straight-line basis throughout the lease term.

Significant judgment in determining the lease term of contracts with renewal options

The Company and its subsidiaries determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain that it will be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Company and its subsidiaries have the option, under some of its leases, to lease the assets for additional periods of three to five years. The Company and its subsidiaries apply judgment in determining whether it is reasonably certain to exercise the renewal option. In other words, it considers all the relevant factors that create an economic incentive to exercise the renewal option. After the start date, the Company and its subsidiaries review the lease term if there is a significant event or change in the circumstances under its control that affects its ability to exercise (or not exercise) the renewal option (for example, a change in the business strategy).

48

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

c) Amounts recognized in the statement of financial position and in results

Presented below are the book values of the right-of-use assets and lease liabilities of the Company and its subsidiaries and the financial activity during the period:

	Right-of-use assets				
	Lease of property	Other equipment	Cloud (*)	Total	Lease liabilities
On January 1, 2019	90,924	872	10,394	102,190	91,796
Addition (***)	14,269	4,629	54,099	72,997	66,154
Write-off	(20,816)	(37)	(850)	(21,703)	(22,880)
Amortization (**)	(10,895)	(284)	(18,266)	(29,445)	-
Interest and exchange rate change expenses	-	-	-	-	9,857
Payment	-	-	-	-	(18,845)
December 31, 2019	73,482	5,180	45,377	124,039	126,082
Current liabilities					47,478
Non-current liabilities					78,604

(*) Lease of cloud storage space
(**) Annual average rate of depreciation - 10%–33%
(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 522 on December 31, 2019

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 14.1.

IFRIC 23/ICPC 22 - Uncertainty over Income Tax Treatment.

This interpretation clarifies how to apply recognition and measurement requirements of IAS 12/CPC 32 in case there is uncertainty on income tax treatments. In these circumstances, the entity must recognize and measure its current or deferred tax assets or liabilities by applying requirements of IAS 12/CPC 32 based on taxable income (tax loss), tax bases, taxable losses not used, tax credits not used, and tax rates, determined in accordance with this interpretation. This interpretation came into effect as of January 1, 2019 and even considering that the Company and its subsidiaries operate in a complex tax environment, Management concluded that the tax authorities are likely to accept the tax treatments (including those applied to subsidiaries). Therefore, the application of this Interpretation will not have any impacts in the financial statements.

49

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

3.26. New standards, amendments and interpretations of issued standards that did not become effective

At the date these financial statements were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's financial statements were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021
Amendments to IFRS 3/CPC 15 (R1)	Business definition	January 1, 2020
Amendments to IAS 1/CPC 26 (R1) and IAS 8/CPC 23	Definition of material omission	January 1, 2020

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4. Corporate restructuring

4.1. Merger of DCG

On April 01, 2019, merger from DCG Soluções to Venda Digital S.A. was effectively merged into the Company, and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on February 28, 2019, of the merged net assets of DCG Soluções para Venda Digital S.A.:

Assets		**Liabilities**	
Cash and cash equivalents	118	Suppliers	485
Financial assets	405	Loans and financing	233
Trade accounts receivable	1,848	Labor liabilities	1,667
Recoverable taxes	38	Taxes and contributions payable	321
Other receivables	20	Other accounts payable	432
Current assets	**2,429**	**Current liabilities**	**3,138**

50

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Property, plant and equipment	502	Loans and financing	488
Intangible assets	2,169	Other accounts payable	54
Non-current assets	**2,671**	**Non-current liabilities**	**542**
		Capital	12
		Capital reserves	2,945
		Profit reserve	(1,537)
		Shareholders' equity	**1,420**
Total assets	**5,100**	**Total liabilities and shareholders' equity**	**5,100**

Net assets from DCG Soluções to Venda Digital S.A. was conducted by experts who issued an appraisal of the Company's shareholders' equity report dated March 12, 2019. The merger from DCG Soluções to Venda Digital S.A. entailed no capital increase or changes in Company's shareholding structure.

4.2. Merger of Millennium

On November 01, 2019, merger from Millennium Network Ltda. (acquired in 2019), and its net assets were included in the consolidation by subsidiary Linx Sistemas e Consultoria Ltda.

The table below stated the book value as of September 30, 2019 of the net assets merged of Millennium Network Ltda.:

Assets		**Liabilities**	
Cash and cash equivalents	1,150	Suppliers	434
Accounts receivable	1,376	Loans and financing	11
Recoverable taxes	1	Labor obligations	1,840
Other receivables	63	Tax liabilities	1,047
Current assets	**2,590**	Other liabilities	2
		Current liabilities	**3,334**
Property, plant and equipment	458	Installment payment of taxes	1,561
Intangible assets	114	Other liabilities	118
Non-current assets	**572**	**Non-current liabilities**	**1,679**
		Capital	300
		Accumulated losses	(3,671)
		Net income for the year	1,520
		Shareholders' equity	**(1,851)**

51

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Total assets	**3,162**	**Total liabilities and shareholders' equity**	**3,162**

Appraisal of assets of Millennium Network Ltda. was conducted by experts who issued an appraisal of the Company's shareholders' equity report dated October 08, 2019. The merger of Millennium Network Ltda. entailed no capital increase or changes in Company's shareholding structure.

5. Business combination

5.1. Acquisition of Hiper

On April 2, 2019, Linx Sistema e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A., acquired 100% of the equity of Hiper Software S.A. ("Hiper" or acquired group), which operates and develops SaaS solutions for micro and small retailers with more than 15,000 active customers in 2,000 municipalities and more than 600 distribution channels. The main reason for the acquisition is to increase the penetration of TEF and Linx Pay, which represents an important growth opportunity for the Company.

The price was R$ 33,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 32,314, to be paid as follows:

(i) R$ 16,700 paid when the contract is closed;

(ii) R$ 1,000 paid on October 10, 2019 after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) Additional contingent consideration ("Payable for Acquisition of Business") up to R$ 16,206 (fair value as of December 31, 2019 is R$ 14,614) is as follows:

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2019 - R$ 1,000, paid on November 29, 2019;
  - 2020 - R$ 1,900, (R$ 1,000, paid on February 28, 2020); and
  - 2021 - R$ 11,006.

- R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021;

- R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024; and

- R$ 300 paid on October 14, 2019 after the sellers have secured the working capital for a period of six months.

52

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Purchase consideration	
Amount paid in cash	16,700
Amount paid on October 10, 2019	1,000
Fair value of contingent consideration (Earn-out)	14,614
Total consideration	**32,314**
Analysis of cash flow from the acquisition	
Amount paid in cash	16,700
Net cash acquired from subsidiary	(937)
Cash flow from investment activities	**15,763**

5.2. Acquisition of Millennium

On June 27, 2019, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of Millennium Network Ltda. ("Millennium"), which operates and develops SaaS solutions that enable the retailer, along with other technologies, to offer to consumer an omnichannel experience. The primary reason for the acquisition was to strengthen its omnichannel strategy, which is an important trend for retail and represents a great growth opportunity for the Company.

The price was R$ 94,803, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 86,671, to be paid as follows:

(i) R$ 58,247 paid when the contract is closed;

(ii) R$ 4,000 paid on August 30, 2019 after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 558 paid on June 28, 2019;

(iv) Additional contingent consideration ("Payable for Acquisition of Business") up to R$ 31,998 (fair value as of December 31, 2019 is R$ 23,866) is as follows:

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2019 - R$ 2,470, paid on December 5, 2019;
  - 2020 - R$ 9,671, (R$ 8,223, paid on March 04, 2020);
  - 2021 - R$ 4,585;
  - 2022 - R$ 5,041; and
  - 2023 - R$ 4,231.

53

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

- R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2021; and

- R$ 3,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration	
Amount paid in cash	58,247
Amount paid on June 28, 2019	558
Amount paid on August 30, 2019	4,000
Fair value of contingent consideration (Earn-out)	23,866
Total adjusted consideration (*)	**86,671**

Analysis of cash flow from the acquisition	
Amount paid in cash	58,247
Net cash acquired from subsidiary	(125)
Cash flow from investment activities	**58,122**

(*) The purchase price was deducted from the amount of R$2,200 related to the debts assumed by Millennium in the acquisition

5.3. Acquisition of SetaDigital

At October 16, 2019, Linx Sistemas e Consultoria Ltda., a wholly-owned subsidiary of Linx S.A., acquired all the share capital of SetaDigital Sistemas Gerencial Ltda. ("SetaDigital"), which operates with a focus on ERP solutions and services for footwear retail. The main reason for the acquisition is to reinforce its cross selling strategy to encourage the customer to supplement its initial purchase, representing a significant growth opportunity for the Company.

The price was R$ 34,906, and the price adjusted for the likelihood of reaching the contingent compensation was R$ 34,686, to be paid as follows:

(i) R$ 24,000 paid when the contract is closed;

(ii) R$ 4,000 paid on November 29, 2019 after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,827 paid on December 20, 2019;

(iv) Additional contingent consideration ("Payable for Acquisition of Business") up to R$ 5,079 (fair value as of December 31, 2019 is R$ 4,859) is as follows:

54

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2020 - R$ 2,130, (R$ 1,334, paid on March 02, 2020);
  - 2021 - R$ 949;

- R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2022; and

- R$ 1,000 payable through the resolution of certain contingencies, update in the IPC-A (IBGE) through its effective payment, maturing in 2024;

Purchase consideration	
Amount paid in cash	24,000
Amount paid on November 29, 2019	4,000
Cash refund	1,827
Fair value of contingent consideration (Earn-out)	4,859
Total consideration	**34,686**

Analysis of cash flow from the acquisition	
Amount paid in cash	24,000
Net cash acquired from subsidiary	(616)
Cash flow from investment activities	**23,384**

5.4. Identifiable assets acquired and goodwill

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree issued in exchange for control of the acquiree.

The fair value of identifiable assets acquired in business combinations was measured and recognized at the date of conclusion of the transaction:

Amount recognized on acquisition	Hiper	Millennium	SetaDigital	Total
Current assets	**1,428**	**718**	**2,490**	**4,636**
Cash and cash equivalents	937	125	616	1,678
Accounts receivable	342	579	1,244	2,165
Other receivable	149	14	630	793
Non-current assets	**8,696**	**12,605**	**16,760**	**38,061**
Software (*)	5,025	5,954	3,379	14,358
Accounts receivable (*)	2,298	6,070	12,814	21,182

55

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Property, plant and equipment	805	461	529	1,795
Intangible assets	568	120	38	726
Current liabilities	**1,368**	**2,991**	**1,257**	**5,616**
Suppliers	127	326	93	546
Loans and financing	-	443	-	443
Labor obligations	1,160	1,295	834	3,289
Tax liabilities	78	626	328	1,032
Other liabilities payable	3	301	2	306
Non-current liabilities	**-**	**1,679**	**-**	**1,679**
Other liabilities payable	-	1,679	-	1,679
Fair value of assets acquired	10,124	13,323	19,250	42,697
Fair value of liabilities assumed	1,368	4,670	1,257	7,295
Total identifiable net assets	**8,756**	**8,653**	**17,993**	**35,402**
Consideration (**)	**32,314**	**86,671**	**34,686**	**153,671**
Goodwill (**)	**23,558**	**78,018**	**16,693**	**118,269**

(*) Value of added value of identifiable assets
(**) Net value of the AVP, of which R$ 1,592 is related to the company Hiper
(**) Net value of the AVP, of which R$ 8,132 is related to the company Millennium
(**) Net value of the AVP, of which R$ 220 related to the company Seta

5.5. Assets acquired and liabilities assumed

The fair value of trade accounts receivable of the acquirees is R$ 2,165. The gross value of trade accounts receivable is R$ 4,964. There was no impairment loss on any trade accounts receivable, and the contractual amount is expected to be fully received.

Preliminary goodwill totaling to R$ 118,269 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 26,409 and pre-tax income of R$ 4,702. If the business combinations had occurred at the beginning of the year, the Company's gross revenues would have totaled R$ 932,314, while earnings before taxes would have been R$ 62,098.

At the conclusion date of the preparation of these individual and consolidated financial statements, the Company is in the process of reviewing and adjusting the determination of fair value of identifiable assets acquired and liabilities assumed from the acquirees. This analysis is expected to be completed shortly, as soon as Management has all relevant information of the facts, not exceeding a maximum period of 12 months from the acquisition date.

56

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

6. Cash and cash equivalents

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash and banks - denominated in the R$	**16,371**	34	**50,526**	17,499
Cash and banks - in foreign currency	**-**	-	**17,448**	27,923
Short-term financial assets (*)	**16**	16	**7,924**	4,428
	16,387	50	**75,898**	49,850

(*) In the years ended December 31, 2019 and 2018, there were no investments in foreign currency.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 95.76% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.8.

7. Financial assets

					Parent Company		Consolidated	
Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Domestic currency								
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	02/22/2018	Indefinite	107.12%	**632,341**	60,108	**774,257**	396,389
Fund	Moving Tech Renda Fixa	12/27/2019	09/01/2022	96.93%	**100,132**	-	**100,136**	-
Fund	Options	11/29/2019	12/04/2020	103.75%	**-**	-	**16,901**	-
Fund	Fixed income	02/26/2019	05/24/2021	103.75%	**-**	-	**8,365**	16,088
Other	Other investments	-	-	SELIC 100%	**-**	-	**669**	897
Total domestic currency					**732,473**	60,108	**900,328**	413,374
Foreign currency								
Other	Time Deposit	12/12/2019	02/10/2020	-	**-**	-	**4,034**	-
Total foreign currency					**-**	-	**4,034**	-
Total (*)					**732,473**	60,108	**904,362**	413,374
	Current assets				**732,473**	60,108	**902,289**	413,374
	Non-current assets				**-**	-	**2,073**	-

(*) The amounts presented include R$ 9,007 (R$ 364 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

57

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Management's policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 27.8.

8. Trade accounts receivable

	Consolidated	
	12/31/2019	12/31/2018
Trade notes receivable:		
Falling due	248,411	141,066
Overdue	27,243	23,138
	275,654	164,204
Trade notes receivable - abroad:		
Falling due	12,247	7,436
Overdue	4,978	3,419
	17,225	10,855
Total (*)	292,879	175,059
(-) Estimated losses with doubtful accounts	(3,360)	(4,215)
(-) Adjustment to present value	(1,408)	(462)
	288,111	170,382
Current assets	276,626	167,102
Non-current assets	11,485	3,280

(*) The amounts presented include R$ 96,026 (R$ 2,101 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

Following is the breakdown of the net provision securities:

	Consolidated	
	12/31/2019	12/31/2018
Falling due	259,221	151,795
Overdue (days):		
1–30	18,749	9,666
31–60	2,290	3,226
61–90	3,663	2,841
91–180	4,188	2,854
	288,111	170,382

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

58

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The changes in this provision in the consolidated is shown as follows:

Changes in doubtful accounts	Consolidated 12/31/2019	Consolidated 12/31/2018
Opening balance	**(4,215)**	(1,183)
First-time adoption of IFRS 9/CPC 48 as of 01/01/2018	**-**	(1,539)
Addition of provision	**(5,551)**	(5,734)
Use/reversal	**6,406**	4,241
Closing balance	**(3,360)**	(4,215)

9. Recoverable taxes

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Withholding taxes and contributions	**5,975**	8,848	**18,494**	29,272
ICMS	**-**	-	**5,242**	4,286
PIS and COFINS	**-**	-	**1,367**	456
Other (*)	**-**	-	**2,711**	1,080
	5,975	8,848	**27,814**	35,094
Current assets	**5,975**	8,848	**22,648**	35,094
Non-current assets	**-**	-	**5,166**	-

(*) It mainly corresponds to the advance of income tax in the amount of R$ 1,253 and the balance recoverable from the software promotion law in the amount of R$ 785, both from the company Napse as of December 31, 2019

10. Related parties

10.1 Remuneration of key management personnel

Total key management personnel remuneration (22 and 8 administrators in 2019 and 2018, respectively) for the periods ended December 31, 2019 and 2018 are summarized as follows:

	12/31/2019	12/31/2018
Short-term employee benefits		
Payment of Directors' fees	**14,546**	11,571
Share-based payments	**19,794**	3,148
	34,340	14,719

59

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

10.2 Profit (loss)

In the period ended December 31, 2019, there were shared expenses amounting to R$ 17,054 (R$ 11,231 at December 31, 2018); however, in 2019, there were no financial expenses related to loan interest in the period (R$ 36 at December 31, 2018).

10.3 Interest on own capital

In the period ended December 31, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000 (R$ 17,100 as of December 31, 2018), due to the process already concluded. There are effects in income (loss) accounts in the financial expense group for Linx Sistemas and in financial revenues at Linx S.A.

11. Other receivables

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Advance to employees, vacation and 13th salary	-	-	16,706	1,842
Retentions for contingencies – Acquired (*)	-	-	13,193	13,560
Prepaid expenses - Services	-	-	7,464	21,696
Advance to suppliers	16	-	6,141	7,102
Other (**)	77	49	5,343	6,420
	93	49	48,847	50,620
Current assets	93	49	22,509	33,084
Non-current assets	-	-	26,338	17,536

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.
(**) Refers to advances to suppliers, expenses and judicial deposits

12. Investments

12.1 Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Interest	99.99%	99.99%	
Balance at December 31, 2017	1,175,322	6,999	1,182,321
Equity in net income of subsidiaries	54,344	912	55,256
Accumulated translation adjustment	(2,437)	-	(2,437)
Post-employment benefits	(146)	-	(146)
Effect of IAS 29 update (hyperinflation)	1,822	-	1,822
Stock option plans	5,043	-	5,043

60

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Payment of dividends	(215,002)	-	(215,002)
First-time adoption of IFRS 9 and 15	(39,557)	-	(39,557)
Balance at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362

12.2 Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Balances at December 31, 2019			
Interest	99.99%	99.99%	
Current assets	547,822	9,302	557,124
Non-current assets	1,266,024	5,249	1,271,273
Total assets	1,813,846	14,551	1,828,397
Current liabilities	365,740	2,522	368,262
Non-current liabilities	413,773	-	413,773
Total liabilities	779,513	2,522	782,035
Shareholders' equity	1,034,333	12,029	1,046,362
Revenues	966,373	19,782	986,155
Expenses	(932,595)	(18,164)	(950,759)
Net income	33,778	1,618	35,396

13. Property, plant and equipment

	12/31/2019			12/31/2018
	Cost	Accumulated depreciation	Net value	Net value
Computers and electronics	58,270	(36,659)	21,611	13,527
Vehicles	9,745	(5,437)	4,308	4,808
Furniture and fixtures	16,447	(6,818)	9,629	9,079
Facilities, machinery and equipment	36,810	(17,142)	19,668	21,230
Leasehold improvements	41,956	(18,523)	23,433	21,942
Real Estate	3,350	(804)	2,546	2,681
Land and others	1,006	-	1,006	1,006
Total (*)	167,584	(85,383)	82,201	74,273

(*) The amounts presented include R$ 4,449 (R$ 368 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

61

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The financial activity of property, plant and equipment balances is described below:

	Cost						
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Balance at 12/31/2019
Computers and electronics	44,908	13,000	1,001	179	(818)	-	58,270
Vehicles	9,580	1,729	-	10	(1,574)	-	9,745
Furniture and fixtures	14,420	1,452	666	15	(106)	-	16,447
Facilities, machinery and equipment	35,179	1,551	403	-	(323)	-	36,810
Leasehold improvements	37,887	1,256	454	652	(560)	2,267	41,956
Constructions in progress	-	2,267	-	-	-	(2,267)	-
Real Estate	3,350	-	-	-	-	-	3,350
Land and others	1,006	2	-	-	(2)	-	1,006
Total	146,330	21,257	2,524	856	(3,383)	-	167,584

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.
(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation				
	Annual depreciation rate	Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019
Computers and electronics	20%	(31,381)	(5,541)	(414)	677	(36,659)
Vehicles	20%	(4,772)	(1,811)	-	1,146	(5,437)
Furniture and fixtures	10%	(5,341)	(1,316)	(178)	17	(6,818)
Facilities, machinery and equipment	10%	(13,949)	(3,220)	(96)	123	(17,142)
Leasehold improvements	10%	(15,945)	(2,701)	(41)	164	(18,523)
Real Estate	4%	(669)	(135)	-	-	(804)
Total		(72,057)	(14,724)	(729)	2,127	(85,383)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date. The assumptions used are disclosed in Note 14.1.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

14. Intangible

	12/31/2019			12/31/2018
	Cost	Accumulated amortization	Net value	Net value
Software (i)	95,280	(48,093)	47,187	31,513
Software development (ii)	22,729	-	22,729	15,633
Software developed (iii)	188,854	(149,865)	38,989	36,174
Software development – capitalized interest	20,569	(8,114)	12,455	4,058
Brands acquired	46,199	(5,037)	41,162	42,112
Technology - acquisitions	143,735	(104,264)	39,471	38,973
Client portfolio - acquisitions	158,268	(78,507)	79,761	73,722
Goodwill	727,558	-	727,558	607,446
Other	2	-	2	3
Total (*)	1,403,194	(393,880)	1,009,314	849,634

(*) The amounts presented include R$ 9,841 (R$ 750 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

	Cost						
	Balance at 12/31/2018	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Balance at 12/31/2019
Software (i)	66,883	28,316	1,165	-	768	(1,852)	95,280
Software development (ii)	15,633	7,096	-	-	-	-	22,729
Software developed (iii)	157,837	31,017	-	-	-	-	188,854
Software development – capitalized interest	8,786	11,783	-	-	-	-	20,569
Brands acquired	46,188	-	11	-	-	-	46,199
Technology - acquisitions	129,377	-	-	14,358	-	-	143,735
Client portfolio - acquisitions	137,177	-	-	21,182	-	(91)	158,268
Goodwill	607,446	1,843	-	118,269	-	-	727,558
Other	3	-	-	-	-	(1)	2
Total	1,169,330	80,055	1,176	153,809	768	(1,944)	1,403,194

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities.
(**) Amounts related to goodwill, client portfolio and technology figures for acquisitions of Hiper and Millennium in the second quarter of 2019
(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	Annual rate of amortization	Accumulated amortization				
		Balance at 12/31/2018	Addition	Addition - acquisition (*)	Write-offs	Balance at 12/31/2019
Software (i)	10–20%	(35,370)	(14,030)	(450)	1,757	(48,093)
Software developed (ii)	33%	(121,663)	(28,202)	-	-	(149,865)
Software development – capitalized interest	33%	(4,728)	(3,386)	-	-	(8,114)
Brands acquired	10–20%	(4,076)	(961)	-	-	(5,037)
Technology - acquisitions	10–20%	(90,404)	(13,860)	-	-	(104,264)
Client portfolio - acquisitions	20–50%	(63,455)	(15,052)	-	-	(78,507)
Total		(319,696)	(75,491)	(450)	1,757	(393,880)

(i) Software acquired for use by the company employees and for software development routines
(ii) Development of software under an innovation process that has already been marketed

14.1. Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

All consolidated goodwill is recorded at the Linx Software segment, which is also considered the cash generating unit at which goodwill is evaluated for impairment. The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management's estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

The growth rate used to extrapolate the projections beyond the 5-year period was 5.5% in 2019, and 2018, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. The estimated future cash flows were discounted at the pre-tax discount rate of 13.69% in 2019 (13.85% in 2018), also at nominal values.

The annual inflation rate for the period analyzed in the projected flows was 3.52% in 2019 (4.43% in 2018).

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019 and 2018, growth perspectives and operating income (loss) for the years ended December 31, 2019 and 2018, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders' equity. The cost of shareholders' equity derives from the expected return on investment by the Company's investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

14.2. Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management's estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the year ended December 31, 2019, the amount of R$ 93,070 (R$ 73,527 on December 31, 2018) was recognized in income (loss) in the consolidated financial statements, and was related to research and maintenance of the developed software.

15. Loans and financing

Type	Charges	Effective rate	Maturity	Covenants	Consolidated 12/31/2019	12/31/2018
Loan - BNDES	TLP + IPCA + 3.10% p.a. + Spread 1.37% p.a	8.919% p.a.	12/15/2027	15.1 (a)	**147,585**	146,602
Loan - BNDES	TJLP + 1.67% p.a.	7.397% p.a.	02/15/2021	15.1 (b)	**31,078**	57,526
Loan - BNDES	TJLP + 1.96% p.a.	7.692% p.a.	03/15/2022	15.1 (c)	**30,945**	44,560
Loan - BNDES	TJLP + 1.00% p.a.	7.120% p.a.	09/16/2019		**-**	528
Loan - Itaú	TJLP + 7.20% p.a.	13.157% p.a.	04/15/2021		**165**	761
Other					**409**	4
					210,182	249,981
Current liabilities					**41,245**	40,720
Non-current liabilities					**168,937**	209,261

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

Period	Consolidated 12/31/2019	12/31/2018
2020	**-**	40,012
2021	**39,216**	39,387
2022	**24,474**	24,615
2023	**21,043**	21,043
2024	**21,043**	21,043
2025	**21,043**	21,043
2026	**21,043**	21,043
2027	**21,075**	21,075
	168,937	209,261

Changes are shown below:

Parent company 12/31/2019	12/31/2018

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Previous balance	-	2,852
Financial charges	-	36
Financial charges paid	-	(89)
Payments of loans and financing	-	(2,799)
Total	-	-

	Consolidated	
	12/31/2019	12/31/2018
Previous balance	**249,981**	97,288
Funds from acquisition of subsidiaries	**443**	1,097
Additions of loans and financing	**410**	191,837
Financial charges	**18,418**	9,658
Financial charges paid	**(16,896)**	(9,048)
Payments of loans and financing	**(42,174)**	(40,851)
Total	**210,182**	249,981

15.1. Covenants

(a) BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

- General indebtedness: Total current and non-current liabilities;

- Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

(b) BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

(c) BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of December 31, 2019, there was no indication that the Company will not be able to fully comply with all the covenants in the reporting periods.

16. Lease payable

		Consolidated	
	Rate	12/31/2019	01/01/2019
Lease of property	**10.27%**	**76,995**	90,924
Equipment rental	**10.27%**	**4,975**	872

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Lease of cloud	8.73%	**44,112**	-
		126,082	91,796
Current liabilities		**47,478**	6,531
Non-current liabilities		**78,604**	85,265

Changes in lease liabilities payable are:

	January 1, 2019	Additions	Write-offs	Payments	Interest restatement	FX	December 31, 2019
Lease of property	90,924	14,913	(22,649)	(14,445)	8,304	(52)	76,995
Equipment rental	872	4,784	(32)	(618)	(31)	-	4,975
Lease of cloud	-	46,457	(199)	(3,782)	1,335	301	44,112
Total liabilities from financing activities	**91,796**	**66,154**	**(22,880)**	**(18,845)**	**9,608**	**249**	**126,082**

As at December 31, 2019, leases have average payment term of 5.4 years (January 1, 2019 – 5.3 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated	
Period	**12/31/2019**	**01/01/2019**
2020	-	14,154
2021	**26,487**	14,155
2022	**16,398**	14,155
2023	**16,398**	14,153
2024	**8,777**	13,254
2025	**8,777**	13,254
2026	**8,777**	13,254
2027	**8,777**	13,254
2028	**8,777**	13,254
2029	**687**	-
Lease payment	**103,855**	122,887
Financial charges	**(25,251)**	(37,622)
Present value of lease payments	**78,604**	85,265

17. Labor liabilities

	Parent company		Consolidated	
	12/31/2019	**12/31/2018**	**12/31/2019**	**12/31/2018**
Provision for vacation, 13th salary and payroll charges	-	-	**32,415**	26,542
INSS payable	**20**	16	**7,523**	6,673
Provision for profit sharing	-	-	**5,426**	3,876

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

FGTS payable	-	-	**2,584**	2,137
Salaries payable	-	-	**1,901**	1,344
Other	-	-	**3,208**	3,229
	20	16	**53,057**	43,801
Current liabilities	**20**	16	**51,080**	43,801
Non-current liabilities	-	-	**1,977**	-

18. Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated	
	12/31/2019	**12/31/2018**
Installments not subject to restatement	**57,246**	46,542
Napse installments subject to restatement based on exchange-rate change and LIBOR.	**16,960**	41,951
Installments subject to restatement based on the change in the CDI rate	**284**	3,608
Installments subject to restatement based on the change of IPCA	**12,666**	22,774
Installments subject to restatement based on the change of IGPM	**8,253**	7,690
Adjustment to present value (**)	**(12,340)**	(10,078)
	83,069	112,487
Current liabilities	**43,432**	57,099
Non-current liabilities	**39,637**	55,388

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)
(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated	
Period	**12/31/2019**	**12/31/2018**
2020	-	35,373
2021	**23,691**	14,225
2022	**11,715**	5,065
2023	**4,231**	725
	39,637	55,388

Of total amount payable on December 31, 2019, R$ 83,032 is related to contingent consideration (R$ 111,545 as of December 31, 2018). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 27).

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The changes in the consolidated are shown as follow:

	Consolidated	
	12/31/2019	12/31/2018
Previous balance	**112,487**	130,767
Addition due to acquisition (*)	**54,723**	38,881
Payment of principal/financial charges paid	**(48,093)**	(45,878)
Restatement of financial charges	**11,108**	3,057
Contingencies (**)	**(7,773)**	(5,343)
Earn-Out (***)	**(39,383)**	(8,997)
	83,069	112,487

(*) Additions for acquisitions, of which R$ 16,647 for Hiper, R$ 31,376 for Millennium and R$ 10,685 for Seta
(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management.
(***) The amounts refer to reversal of unachieved earn-out goals of the acquirees Neemu, Napse, Percycle, Sback, Itec and Único.

19. Deferred revenue

	Consolidated	
	12/31/2019	12/31/2018
Revenue from services (*)	**18,457**	8,902
Revenue from royalties (**)	**24,337**	50,346
	42,794	59,248
Current liabilities	**36,360**	40,053
Non-current liabilities	**6,434**	19,195

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.
(**) Refers to balances of software contracts' (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

20. Income tax and social contribution

20.1. Income tax and social contribution expense

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current tax				
Current tax on income for the year	**10**	(38)	**(11,394)**	(9,959)
Deferred tax				

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Deferred tax on income for the year	**(1,880)**	(58)	**(13,663)**	(11,130)
Income tax and social contribution expense	**(1,870)**	(96)	**(25,057)**	(21,089)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income (loss) before income tax and social contribution	**40,746**	71,151	**63,933**	92,144
Rate income tax and social contribution	**34%**	34%	**34%**	34%
Income tax and social contribution at the rate of 34%	**(13,854)**	(24,191)	**(21,737)**	(31,329)
Permanent differences				
Equity in net income of subsidiaries	**12,034**	18,787	**-**	-
Law 11196/05 (Research and Development incentive)	**-**	-	**718**	1,574
Payment of interest on own capital	**-**	5,100	**-**	5,100
Unrecognized tax credit	**-**	203	**385**	329
Gifts, fines and nondeductible expenses	**(60)**	-	**(486)**	-
Overseas earnings	**-**	-	**(3,318)**	-
Income tax and social contribution determined by the deemed income	**-**	-	**(110)**	3,139
Effects of tax rates of foreign subsidiaries	**-**	-	**(279)**	1,542
Other net differences	**10**	5	**(230)**	(1,444)
Income tax expense for effective rate	**(1,870)**	(96)	**(25,057)**	(21,089)
Effective rate	**4.59%**	0.13%	**39.19%**	22.89%

20.2. Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Deferred IR/CS on tax loss and negative basis	**1,665**	4,044	**1,665**	4,279
Stock option plan	**555**	56	**555**	56
Inc. tax and soc. contr. on foreign companies	**-**	-	**841**	110
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	**-**	-	**12**	1
Provision for adjustment to present value	**-**	-	**284**	3
Total deferred income tax and social contribution, net (assets)	**2,220**	4,100	**3,357**	4,449

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	Consolidated	
	12/31/2019	12/31/2018
Deferred income tax and social contribution on accounting and tax goodwill	(97,593)	(72,425)
Deferred income tax/ social contribution assets identified in acquisitions	(25,092)	(31,161)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	8,228	17,004
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	3,538	-
Inc. tax and soc. contr. on foreign companies	(705)	(283)
Deferred IR/CS on tax loss and negative basis	7,138	3,953
Estimated losses with doubtful accounts	108	620
Provision of benefits to employees	446	411
Provision for contingencies	1,779	809
Provision for adjustment to present value	4,678	2,019
Stock option plan	9,925	2,235
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	2,102	1,993
Other provisions	1,242	2,190
Total deferred income tax and social contribution, net (liabilities)	(84,206)	(72,635)

21. Other liabilities

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Accounts payable to commercial establishments (*)	-	-	80,411	2,215
Interest on prepayment for assignment of receivables (*)	-	-	5,207	-
Advance of clients	36	34	1,590	1,420
Post-employment benefit (**)	-	-	1,311	1,210
Installment payment of taxes and contribution	-	-	619	-
Other (***)	1,034	-	5,307	5,462
	1,070	34	94,445	10,307
Current liabilities	1,070	34	89,576	7,979
Non-current liabilities	-	-	4,869	2,328

The amounts presented include R$ 85,702 (R$ 2,215 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

(*) Amounts related to the transaction of Linx Pay (beginning of operations in September 2018)

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

(**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.
(***) It substantially corresponds to other Napse's liabilities in the amount of R$ 3,584 (R$ 4,603 as of December 31, 2018).

22. Shareholders' equity

22.1. Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws' reform, following the Board of Directors' decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders' Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended ("Corporation Law") of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

On February 28, 2019, the Company's capital increase was approved during a meeting of the Board of Directors, within limit of authorized capital, in the amount of R$ 362, from R$ 488,467 (total as of December 31, 2018) to R$ 488,829, through issue of 25,578 new common registered, book-entry shares, with no par value.

On June 25, 2019, the Company's capital increase was approved, from R$ 488,829 (four hundred and eighty-eight million, eight hundred and twenty-nine thousand Reais) to R$ 645,447 (six hundred and forty-five million, four hundred, forty-seven thousand Reais), through the issuance of 23,100,000 (twenty-three million and one hundred thousand) shares, within the limit of the authorized capital, as provided for in the Company's Bylaws, in the form of American Depositary Shares ("ADS") in the New York Stock Exchange ("NYSE").

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	December 31, 2019		December 31, 2018	
	Shares	%	Shares	%
Founding shareholders	**26,982,764**	**14.24%**	29,328,299	17.64%
GIP Private Limited.	**18,900,432**	**9.98%**	7,019,841	4.22%
Genesis Asset Managers	**10,124,454**	**5.35%**	13,988,175	8.41%

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Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

BlackRock Inc.	**9,950,316**	**5.25%**	-	-
BNDES Participações S.A. – BNDES	**-**	**-**	9,674,601	5.82%
Treasury shares	**9,869,772**	**5.21%**	7,502,115	4.51%
Other	**113,581,222**	**59.97%**	98,770,351	59.40%
	189,408,960	**100%**	166,283,382	100%
Capital	**645,447**		488,467	

The changes in the numbers of subscribed and paid-up shares are as follows:

December 31, 2018	166,283,382
Capital increase	**23,125,578**
December 31, 2019	**189,408,960**

Treasury shares

On June 22, 2018, occurred the approval of the opening of Company's share buyback program (program was discontinued on December 23, 2019) and the purpose of the Buyback Program was to meet the exercise of restricted stock programs and possibly stock option programs. Shares may also be held in treasury, disposed or canceled, without reduction of the Company's capital, in compliance with the provisions of item 1 of article 30 of the Brazilian Corporation Law, and the standards set forth in ICVM 567/15. In the period ended December 31, 2019, the amount of treasury shares is R$ 225,954 (R$ 148,373 on December 31, 2018).

22.2. Capital reserves

The capital reserve is set up as follows:

	12/31/2019	**12/31/2018**
Goodwill in capital subscription (a)	**1,222,025**	539,571
Stock option plan (Note 29)	**39,737**	16,104
Expenditures with issuance of shares (b) (c)	**(96,157)**	(37,423)
	1,165,605	518,252

(a) In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.

(b) In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

(c) In the year, the increase was R$ 58,734, tis corresponds to commission paid to banks (R$ 33,143), taxes payable (R$ 16,884), legal advisory (R$ 4,813), independent audit (R$ 2,489), and other expenses (R$ 1,405)

22.3. Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

76

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

22.4. Dividends

The Company's Bylaws establish a minimum dividend of 25% calculated on the annual net income, adjusted as provided by Article 202 of Law 6404/1976.

	12/31/2019	12/31/2018
Net income for the year	38,876	71,055
Net income after the allocation of the legal reserve	**38,876**	**71,055**
Minimum mandatory dividends	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividends proposed by the Management	**20,000**	**40,000**
Minimum mandatory dividends per share	0.0570	0.1090
Dividends proposed by the Management per share	0.0603	0.1364
Payment method		
Interest on own capital	-	15,000
Dividends	20,000	25,000
	20,000	**40,000**
Changes in dividends		
Opening balance - Dividends payable for the prior year	25,000	23,000
Dividends paid in the prior year	(25,000)	(23,000)
Minimum mandatory dividends for the year	9,719	17,764
Additional dividends proposed by the Management	10,281	22,236
Dividend and interest on own capital paid for the year	-	(15,000)
Closing balance - Dividends payable for the year	**20,000**	**25,000**
Presentation of dividends		
Liabilities - Minimum mandatory dividends for the year	9,719	2,764
Shareholders' equity - Additional dividends proposed by the Management	10,281	22,236
	20,000	**25,000**

At the Annual and Extraordinary General Meeting held on April 24, 2019 approved the payment of dividends in 2018 in the gross amount of R$ 25,000, which were included in the amount of the minimum dividend established by article 36 of the Company's bylaws and paid as of May 15, 2019 to shareholders based on shareholding interest on April 24, 2019.

22.5. Profit retention reserve

77

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The capital budget proposal for the year ended December 31, 2019, which was prepared by the Company's Executive Board allocates the balance of the profit retention reserve of 2019, totaling R$ 18,876, to the investments presented below:

Investments:	**12/31/2019**	**12/31/2018**
Infrastructure	**2,671**	4,303
Innovative research and development	**4,274**	6,884
Acquisitions	**11,931**	19,868
Total investments	**18,876**	31,055
Sources of resources:		
Profit reserve	**18,876**	31,055
Total sources	**18,876**	31,055

23. Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At December 31, 2019, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 19,588 (R$ 10,960 at December 31, 2018).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 62,887 as of December 31, 2019 (R$47,205 as of December 31, 2018), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the year ended December 31, 2019 is R$ 38,387 (R$ 36,219 on December 31, 2018) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies will be guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other receivables in the balance sheet, based on diligences carried out during the acquisition process.

	Consolidated			
Change	**Labor**	**Civil**	**Tax**	**Total**

78

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Balance at December 31, 2018	6,391	1,022	3,547	10,960
Additions	4,013	1,256	198	5,467
Write-offs	(2,115)	(749)	-	(2,864)
Restatement	151	98	-	249
Addition - acquisition (*)	1,392	-	4,297	5,689
Restatement - acquisition (*)	(629)	-	716	87
Balance at December 31, 2019	**9,203**	**1,627**	**8,758**	**19,588**

(*) Classified into additions to Provisions for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas).

24. Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated	
	12/31/2019	12/31/2018
Gross operating revenue		
Subscription revenues	**759,128**	680,800
Consulting service revenues	**145,563**	103,350
	904,691	784,150
Sales deductions		
PIS	**(5,483)**	(4,642)
COFINS	**(25,300)**	(21,425)
ISS	**(20,582)**	(17,619)
INSS (Social security)	**(32,967)**	(29,393)
Other	**(6,468)**	(4,563)
Cancellations	**(25,732)**	(20,949)
	(116,532)	(98,591)
Total (*)	**788,159**	685,559

(*) The amounts presented include R$ 18,902 (R$ 10 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for years ended December 31, 2019 and 2018.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information	
	12/31/2019	12/31/2018
Net revenue		

79

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

In Brazil	**747,344**	646,837
Abroad	**40,815**	38,722
	788,159	685,559
Assets		
In Brazil	**2,527,352**	1,619,075
Abroad	**36,591**	28,601
	2,563,943	1,647,676
Liabilities		
In Brazil	**755,440**	574,887
Abroad	**18,659**	15,580
	774,099	590,467

25. Costs, expenses and other expenses / revenues

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Type				
Other revenues	-	-	**37,372**	8,401
Personnel	**(2,946)**	(588)	**(391,913)**	(305,495)
Depreciation and amortization (**)	-	-	**(119,660)**	(78,729)
Outsourced services	**(579)**	(102)	**(83,490)**	(64,095)
Commissions	-	-	**(38,334)**	(35,699)
Expenses with link	-	-	**(27,354)**	(37,291)
Travel and accommodation	**(6)**	-	**(13,899)**	(13,824)
Advertising and publicity	-	(2)	**(12,255)**	(12,623)
Maintenance and preservation	-	-	**(15,491)**	(14,713)
Possible losses	-	-	**(5,768)**	(3,653)
Rents	-	-	**(3,680)**	(16,090)
IT expenses	-	-	**(2,820)**	(3,453)
Other	**(5,524)**	(279)	**(29,757)**	(18,232)
	(9,055)	(971)	**(707,049)**	(595,496)
Function				
Cost of services rendered	-	-	**(272,115)**	(245,621)
Administrative and general expenses	**(5,214)**	(969)	**(219,916)**	(168,596)
Sales expenses	-	(2)	**(144,735)**	(111,008)
Research and maintenance of software developed	-	-	**(93,070)**	(73,527)
Other operating revenue (expenses)	**(3,841)**	-	**22,787**	3,256
Total (*)	**(9,055)**	(971)	**(707,049)**	(595,496)

(*) The amounts presented include R$ 8,284 (R$ 54 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.
(**) The amount corresponding to the amortization of the right-of-use totals R$ 29,445

26. Financial income

	Parent Company	Consolidated

80

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Financial revenues				
Interest on financial assets	**18,243**	910	**36,928**	24,703
Foreign exchange gain	**4,759**	-	**17,906**	20,047
Effect from IAS 29 adoption	**-**	-	**3,791**	742
Interest receivable	**18,000**	15,766	**2,951**	1,959
Discounts obtained	**-**	8	**1,646**	902
Other revenues	**451**	509	**6,881**	1,904
	41,453	17,193	**70,103**	50,257
Financial expenses				
Foreign-exchange losses	**(23,457)**	-	**(37,622)**	(17,388)
Liability interest	**(156)**	9	**(9,297)**	(593)
Discount granted	**-**	(8)	**(10,265)**	(10,743)
Interest on loans and financing	**-**	(36)	**(6,174)**	(7,830)
Tax on financial operations	**(2,998)**	(45)	**(3,974)**	(695)
Effect from IAS 29 adoption	**-**	-	**(3,948)**	(1,682)
Other expenses (*)	**(437)**	(247)	**(16,000)**	(9,245)
	(27,048)	(327)	**(87,280)**	(48,176)
Financial results (**)	**14,405**	16,866	**(17,177)**	2,081

(*) Refers mainly to the realization of AVP on acquired companies and bank expenses
(*) The amounts presented include R$ 2,128 (R$ 35 as of December 31, 2018) related to Linx Pay Meios de Pagamento Ltda.

27. Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk
- Operating risk

27.1. Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

81

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 2.21% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

On December 31, 2019, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Cash and cash equivalents (note 6)	**16,387**	50	**75,898**	49,850
Financial assets (Note 7)	**732,473**	60,108	**904,362**	413,374
Trade accounts receivable (Note 8)	**-**	-	**288,111**	170,382
	748,860	60,158	**1,268,371**	633,606

27.2. Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company			
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	1,050	-	-	1,050
Other liabilities (Note 21)	1,070	-	-	1,070
	2,120	**-**	**-**	**2,120**

	Consolidated					
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total
Suppliers	24,007	-	-	-	24,007
Loans and financing (Note 15)	41,245	63,690	63,129	42,118	210,182
Lease payable (Note 16)	47,478	42,885	33,952	27,018	151,333
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	23,629	32,578	4,231	-	60,438
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	19,767	12,277	2,891	-	34,935

82

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Accounts payable for the acquisition of subsidiaries – Other (Note 18)	36	-	-	-	36
Other liabilities (Note 21)	89,576	4,869	-	-	94,445
	245,738	156,299	104,203	69,136	575,376

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

27.3. Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

27.4. Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

27.5. Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

27.6. Financial instruments' analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

Parent company				Consolidated			
Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value

83

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	12/31/2019	12/31/2019	12/31/2018	12/31/2018	12/31/2019	12/31/2019	12/31/2018	12/31/2018
Financial assets								
Cash and cash equivalents (note 6)	16,387	16,387	50	50	75,898	75,898	49,850	49,850
Financial assets (Note 7)	732,473	732,473	60,108	60,108	904,362	904,362	413,374	413,374
Trade accounts receivable (Note 8)	-	-	-	-	288,111	288,111	170,382	170,382
Other receivables (Note 11)	93	93	49	49	48,847	48,847	50,620	50,620
Total	748,953	748,953	60,207	60,207	1,317,218	1,317,218	684,226	684,226
Financial liabilities								
Suppliers	1,050	1,050	47	47	24,007	24,007	13,623	13,623
Loans and financing (Note 15)	-	-	-	-	210,182	210,182	249,981	249,981
Lease payable (Note 16)	-	-	-	-	126,082	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	83,069	83,069	112,487	112,487
Other liabilities (Note 21)	1,070	1,070	34	34	94,445	94,445	10,307	10,307
Total	2,120	2,120	81	81	537,785	537,785	386,398	386,398

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

- Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

- Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company			
	12/31/2019		12/31/2018	
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets				
Cash and cash equivalents (note 6)	16	16,371	16	34
Financial assets (Note 7)	732,473	-	60,108	-
Other receivables (Note 11)	-	93	-	49
	732,489	16,464	60,124	83
Financial liabilities				
Suppliers	-	1,050	-	47
Other liabilities (Note 21)	-	1,070	-	34
	-	2,120	-	81

Consolidated			
12/31/2019		12/31/2018	
Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost

84

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Financial assets				
Cash and cash equivalents (note 6)	7,924	67,974	4,428	45,422
Financial assets (Note 7)	904,362	-	413,374	-
Trade accounts receivable (Note 8)	-	288,111	-	170,382
Other receivables (Note 11)	-	48,847	-	50,620
	912,286	404,932	417,802	266,424
Financial liabilities				
Suppliers	-	24,007	-	13,623
Loans and financing (Note 15)	-	210,182	-	249,981
Lease payable (Note 16)	-	126,082	-	-
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	-	112,487	-
Other liabilities (Note 21)	-	94,445	-	10,307
	83,069	454,716	112,487	273,911

27.7. Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of December 31, 2019:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Assets measured at fair value				
Financial assets at fair value				
Financial assets (Note 7)	904,362	-	904,362	-
Liabilities measured at fair value				
Financial liabilities at fair value				
Loans and financing (Note 15)	210,182	-	210,182	-
Lease payable (Note 16)	126,082	-	126,082	-
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	-	37	83,032

Items measured at fair value on a recurring basis – The Company's liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the year ended December 31, 2019 for these assets.

85

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

27.8. Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at December 31, 2019, we defined three scenarios for the risk of decrease in CDI. The December 2019 index, which was 4.40% (6.40% as of December 31, 2018), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company

Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	732,473	CDI decr.	4.40%	3.30%	2.20%
Financial revenue			32,229	24,172	16,114

Consolidated

Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	904,362	CDI decr.	4.40%	3.30%	2.20%
Financial revenue			39,792	29,844	19,896

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at December 31, 2019, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at December 31, 2019, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2019, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2019. The base date used for financing was December 31, 2019, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated

Operation	Balance at 12/31/2019	Risk	Scenario I (probable)	Scenario II	Scenario III
Financings – BNDES	210,182	TJLP incr.	11,707	14,629	17,571
Rate subject to change			5.57%	6.96%	8.36%
Acquisition of companies	8,253	IGPM incr.	604	755	906

86

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Rate subject to change			7.32%	9.15%	10.98%
Acquisition of companies	284	CDI incr.	12	16	19
Rate subject to change			4.40%	5.50%	6.60%
Acquisition of companies	12,666	IPCA incr.	546	681	818
Rate subject to change			4.31%	5.38%	6.46%
Acquisition of companies	16,960	R$ decr.	683	855	1,026
Rate subject to change			4.03%	5.04%	6.05%

28. Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares. The Company has a Stock Option Plan that provides for the granting of 4,060,627 stock options with the Plan's total dilutive potential being represented by 902,560 stock options, including initial granting.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated	
	12/31/2019	12/31/2018
Net income for the year	**38,876**	71,055
Weighted average of shares	178,266,195	166,219,533
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	**170,416,369**	163,027,127
Basic earnings per share - (in Reais)	**0.2281**	0.4358

	Parent company and Consolidated	
	12/31/2019	12/31/2018
Net income for the year	**38,876**	71,055
Weighted average number of shares (*)	178,266,195	166,219,533
(+) Stock Option	4,050,513	2,180,798
(-) Treasury shares	(7,849,826)	(3,192,406)
Adjusted weighted average of shares	**174,466,882**	165,207,925
Diluted earnings per share (in Reais)	**0.2228**	0.4301

(*) Post-stock-split amounts at June 13, 2016.

87

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

29. Share-based payment

29.1. Stock option

In the Special Shareholders' Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option									
Grant				Fair value assumptions					
					Expected				
Number	Date	Quantity of options	Strike price - Reais	Option pricing	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date
1st	2013	1,842,951	18.72	12.73	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	33.83	11.81	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.02	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2018	946,123	16.41
(-) Exercised	**(208,076)**	
(-) Canceled	**(21,874)**	
December 31, 2019	**716,173**	**19.16**

There were no new grants for the year ended December 31, 2019

29.2. Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

88

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Deferred shares									
Grant				Fair value assumptions					
					Expected				
Number	Date	Number of shares	Strike price - Reais	Pricing shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
1st	2016	10,446	19.45	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	29.43	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	19.16	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	29.27	27.75	1.33%	27.14%	6.42%	4 years	2023

The financial activity of the restricted shares is presented below:

	Restricted shares	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2018	1,033,868	19.16
Granted	**3,232,761**	-
(-) Exercised	**(13,810)**	-
(-) Canceled	**(553,225)**	-
December 31, 2019	**3,699,594**	**34.33**

The accumulated effect in the period ended December 31, 2019 is R$ 23,633 (R$ 4,556 as of December 31, 2018) recorded in the statement of income as payroll expenses. This effect did not impact the Company's cash.

The accumulated balance in shareholders' equity presented in the capital reserve under "stock option plan" in the period ended December 31, 2019 is R$ 39,737 (R$ 16,104 as of December 31, 2018).

30. Liabilities from financing activities

	12/31/2017	Payments	Receipts	FX	New acquisitions	Other (*)	12/31/2018
Loans and financing (Note 15)	97,288	(49,899)	191,837	-	1,097	9,658	249,981
Accounts payable for the acquisition of subsidiaries (Note 18)	130,767	(45,878)	-	6,033	38,881	(17,316)	112,487

89

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

Total liabilities from financing activities	228,055	(95,777)	191,837	6,033	39,978	(7,658)	362,468

(*) Changes included in column "other" include effects from the recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions' adjustment to present value.

	12/31/2018	01/01/2019	Payments	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	443	18,828	210,182
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,166	34,179	419,333

(*) Changes included in column "other" include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions' adjustment to present value.

31. Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company's management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamentos Ltda. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the years ended December 31, 2019 and 2018:

	2019			
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets				
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**
Liabilities				
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**

90

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

	2018			
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets				
Current assets	696,798	2,830	(1,124)	698,504
Non-current assets	947,887	1,118	167	949,172
Total assets	**1,644,685**	**3,948**	**(957)**	**1,647,676**
Liabilities				
Current liabilities	217,709	4,115	(1,124)	220,700
Non-current liabilities	369,767	-	-	369,767
Shareholders' equity	1,057,209	(167)	167	1,057,209
Total liabilities and shareholders' equity	**1,644,685**	**3,948**	**(957)**	**1,647,676**

32. Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks in amounts considered sufficient to cover any casualties, considering the nature of their activity. Coverages in 2019 and 2018 are shown below:

	Parent company and Consolidated	
	12/31/2019	12/31/2018
Civil liability for professionals	**10,000**	7,500
Civil liability for managers	**70,000**	70,000
Operational risks	**165,800**	119,000
Vehicles	**600**	600
	246,400	197,100

33. Subsequent events

33.1. Acquisition of PinPag

On January 30, 2020, Linx S.A. entered into a share purchase and sale agreement between Linx Pay Meios de Pagamento Ltda. ("Linx Pay"), a wholly-owned subsidiary of the Company, and the

91

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

holders of the full share capital of PinPag, representing the companies Esmeralda Serviços Digitais Ltda., Safira Serviços Digitais Ltda., Ametista Serviços Digitais Ltda. and Diamante Serviços Digitais Ltda ("PinPag").

Linx paid R$ 135,000 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2022, an additional amount of up to R$ 65,000.

The acquisition of PinPag is another step of Linx to reinforce the cross selling strategy of financial services for its verticals, especially for the car dealership management (DMS).

Moreover, the rationale is to strengthen the financial services portfolio ("Linx Pay Hub") for the base of 17,000 PinPag clients, representing a great growth opportunity for Linx.

Presented below is the equity position of PinPag on:

January 31, 2020	Ametista	Diamante	Esmeralda	Safira
Assets				
Cash and cash equivalents	2,089	1,903	3,070	2,960
Interest earning bank deposit	-	1,353	-	-
Accounts receivable	4,848	260	2,334	886
Other receivables	-	3	20	-
Current assets	**6,937**	**3,519**	**5,424**	**3,846**
Investment	-	1	-	-
Property, plant and equipment	-	83	9,101	983
Intangible assets	-	-	27	6
Non-current assets	**-**	**84**	**9,128**	**989**
Total assets	**6,937**	**3,603**	**14,552**	**4,835**
Liabilities				
Suppliers	-	-	798	-
Labor obligations	-	85	102	-
Tax liabilities	312	180	990	365
Other liabilities	5,185	3,507	10,472	933
Current liabilities	**5,497**	**3,772**	**12,362**	**1,298**
Capital	350	30	1,350	2,300
Retained earnings (loss)	1,090	(199)	840	1,237
Shareholders' equity	**1,440**	**(169)**	**2,190**	**3,537**
Total liabilities and shareholders' equity	**6,937**	**3,603**	**14,552**	**4,835**

33.2. Acquisition of Neemo

92

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

At February 3, 2020, Linx S.A entered into a Stock Purchase Agreement between Linx Sistemas e Consultoria Ltda. ("Linx Sistemas"), a wholly-owned subsidiary of the Company, and the holders of all the capital of RRA Ferreira ME ("Neemo").

Linx paid R$ 17,600 in a lump sum, plus, subject to the achievement of financial and operating targets set for the period from 2021 to 2023, an additional amount of up to R$ 4,800.

The acquisition of Neemo is another step of Linx to reinforce its cross selling strategy, representing a significant growth opportunity for the Company. In this case, the rationale is to reinforce the food service vertical with its own delivery management solution and offer financial service-related products ("Linx Pay Hub") to approximately 2,000 Neemo clients.

Presented below is the equity position of Neemo on:

January 31, 2020	
Assets	
Cash and cash equivalents	75
Accounts receivable	226
Recoverable taxes	18
Other receivables	1
Current assets	**320**
Property, plant and equipment	66
Non-current assets	**66**
Total assets	**386**
Liabilities	
Suppliers	37
Labor obligations	91
Tax liabilities	122
Current liabilities	**250**
Capital	5
Accumulated losses	61
Net income for the year	70
Shareholders' equity	**136**
Total liabilities and shareholders' equity	**386**

33.3. COVID-19

93

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

According to the Brazilian Ministry of Health, the spread of COVID-19 was first reported in Wuhan, in mainland China, on December 31, 2019 and later spread to several countries. Since then, several cases of contagion and fatalities have been reported by world authorities and the media. On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic.

Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

- Creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;
- Definition of home office for all Employees who made an international trip and recently returned to the countries where they are based, respecting the quarantine period recommended by physicians;
- Suspension or postponement of national and international business trips; and
- Definition of staggered home office rotation for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

So far, Linx has not suffered any material impact caused by the virus spread. Owing to the uncertainties regarding the dynamics of the outbreak's evolution, its effects on the economic activities of our clients and suppliers, as well as the measures to be adopted in Brazil and other Latin American countries in which the Company operates, it is impossible to estimate the impact the pandemic will have on the global economy and on our business.

In the current scenario, Linx has a certain degree of protection in financial terms, considering that around 80% of its revenues are monthly fees generated by the use of management software and integrated services. Currently, the Company is also well capitalized. The migration of solutions to the cloud environment in recent years also offers resilience to the Company, since virtually all solutions can be accessed remotely.

However, negative impacts on the economy may result in possible losses for Linx, temporary or not, as of the second half of March. Such impacts may mainly cover, but not exclusively, delinquency levels, new sales, project implementation, store activation, revenue linked to the volume of transactions (mainly in Linx Digital and Linx Pay) and churn resulting from the closing of stores. A strong exchange rate depreciation can influence cost levels, especially those linked to the public cloud. Furthermore, it is not possible to measure impacts on the health of our Employees, even if the appropriate measures have been taken.

On the other hand, there is the possibility of Linx contributing to its clients through retail digital transformation initiatives, such as e-commerce solutions, omnichannel (OMS) and delivery service in restaurants (Delivery App). Another opportunity is its strong presence in verticals for Pharma, Gas Stations and convenience stores, segments that may eventually have increased demand.

These possible economic and financial impacts arising from the dissemination of the new COVID-19 were informed to Linx shareholders and the market in general through a Notice to the Market on

94

Linx S.A.

Notes to the financial statements
December 31, 2019
(In thousands of Reais, unless otherwise indicated)

March 16 and a Material Fact as of March 18, pursuant to CVM Instruction No. 358 and 480, in addition to the provisions of CVM Circular Letter No. 02/2020.

33.4. Dividends

The Board of Directors, at a meeting held on March 30, 2020, *ad referendum* of the Annual General Meeting, to be held on April 30, 2020, expressed a favorable opinion on the Dividend Distribution Proposal presented by the Company's Management in the amount of R$ 20,000.

Alberto Menache
Chief Executive Officer

Antonio Ramatis Fernandes Rodrigues
Financial Vice-President

Úrsula Copi Peres
Accountant

95

OPINIONS OF THE FISCAL COUNCIL

LINX S.A.

Publicly-held Company with Authorized Capital

Tax ID (CNPJ): 06.948.969/0001-75
Board of Trade Registration (NIRE): 35.300.316.584

FISCAL COUNCIL'S OPINION ABOUT THE MANAGEMENT REPORT AND FINANCIAL STATEMENTS OF LINX S.A. AS OF DECEMBER 31, 2019.

The Fiscal Council of **Linx S.A.** ("**Company**"), in the exercise of its legal and statutory duties, after examining the Company's Management Report, Balance Sheet, Statement of Results, Comprehensive Statement of Results, Statement of Cash Flows, Statement of Changes to the Shareholders' Equity, Statement of Value Added and the respective Explanatory Notes, for the fiscal year ended December 31, 2019, and based on the Independent Auditor's opinion without qualifications, understands that the referred instruments, examined in the light of the applicable corporate legislation, are adequate for appreciation by the **Company's** Annual Shareholders' Meeting.

São Paulo, March 30, 2020.

____________________________	____________________________
Marcelo Amaral Moraes	João Adamo Junior
Chairman of the Fiscal Council	Member of the Fiscal Council

____

Flávio Cesar Maia Luz
Member of the Fiscal Council

DECLARATIONS OF THE BOARD OF EXECUTIVE OFFICERS ABOUT THE INDEPENDENT AUDITOR'S OPINION AND FINANCIAL STATEMENTS, FOR THE PURPOSES OF ARTICLE 25 OF ICVM 480/09

DECLARATION

FOR THE PURPOSES OF ARTICLE 25 OF ICVM No. 480/09

We hereby declare, acting as Officers of Linx S.A., a Corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, enrolled with the Brazilian Corporate Taxpayer's Registry (CNPJ/ME) under no. 06.948.969/0001-75 ("Company"), pursuant to Item V of Paragraph 1 of Article 25 of ICVM no. 480, dated December 07, 2009, that we have reviewed, discussed and thereby agree with the opinions expressed in the report of the Company's independent auditors, ERNST &YOUNG Auditores Independentes, referring to the Company's financial statements for the fiscal year ended December 31, 2019.

São Paulo, March 30, 2020.

______________________________ ______________________________

Alberto Menache
Chief Executive Officer

Antonio Ramatis Fernandes Rodrigues
Chief Financial Officer and Chief Investor Relations Officer

______________________________ ______________________________

Gilsinei Valcir Hansen
Executive Officer

Jean Carlo Klaumann
Executive Officer

______________________________ ______________________________

Flávio Mambreu Menezes
Executive Officer

Denis Nieto Piovezan
Executive Officer

OPINIONS OF THE AUDIT COMMITTEE

AUDIT COMMITTEE'S OPINION ABOUT THE PROPOSAL FOR ALLOCATION OF RESULTS OF FISCAL YEAR ENDED DECEMBER 31, 2019.

The Audit Committee of **LINX S.A.** ("**Company**"), in the exercise of its legal and statutory duties, after examining the Management Proposal for allocating the results of the fiscal year ended December 31, 2019, understands that it is adequate for appreciation by the **Company's** Annual Shareholders' Meeting.

São Paulo, March 27, 2020.

______________________________ ______________________________

João Cox Neto
Coordinator of the Audit Committee

Roger de Barbosa Ingold
Member of the Audit Committee

____

Pedro Jaime Cervatti
Member of the Audit Committee

Linx S.A.

Interim financial information

June 30, 2020

with Review Report on the interim financial information

Linx S.A.

Interim financial information
June 30, 2020

Contents

Management's report 3
Review Report on the Interim Financial Information 5
Statements of financial position 7
Statements of income 9
Statements of comprehensive income 10
Statements of changes in equity 11
Statements of cash flows 12
Statements of value added 13
Notes to interim financial information 14

2

To our shareholders

The Management of Linx S.A. ("Linx", "Company") submits the Financial Statements for the periods ended June 30, 2020 ("2nd quarter of 2020", "2Q20") to your appreciation compared to June 30, 2019 ("2nd quarter of 2019", "2Q19").

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

During the second quarter of 2020, Brazil experienced its most intense period of social distancing to date, including measures to close commercial establishments not connected to essential services, impacting a large part of our customer base.

Linx turned the crisis into an opportunity through its ability to generate value for the retailer with its end-to-end platform, providing in many cases technologies that guaranteed the continuity of operations, especially with the offering of Linx Digital solutions. As a result, we have seen a sharp acceleration in the digital transformation process in recent months. In addition to partnerships with the most relevant marketplaces in Brazil, Linx launched new offers such as Linx Commerce for Pharmacies with 60,000 pre-registered SKUs, integration with the B2W marketplace, and with go-live in about 3 days after signing the contract. Other existing solutions had a huge increase in demand, such as the Neemo application that was expanded to also serve convenience stores and the Payment Link that can be sent to the customer to make the payment for a purchase via messaging applications and is already integrated with the store's ERP.

Initiatives launched by the end of June include Linx Gestão de Fluxo, which is capable of calculating the occupancy of environments such as stores and shopping malls and PinPag's partnership with the Associação Paulista de Medicina (APM), offering the payment solution for doctors. Linx also started this quarter the first pilot project with the e-commerce platform development with omni capabilities to also serve the average Brazilian retailer.

All of this is only possible due to Linx's constant investment in R&D, allowing the Company to always be prepared to face new contingencies and have the capacity to adapt its products and services in an agile and assertive manner. This strategy also allows the capture of customers through multiple entry doors and increased cross-sell potential, reinforced with the expansion of the number of franchisees and partnerships with agencies to increase the touchpoints with the retailer.

As a result, Linx demonstrated the resilience of its business through the SaaS model, based on recurring revenue. In addition, the Company did not record material impacts on churn during the quarter due to the differentiated profile of its customer base, in addition to the low representativeness of monthly fees charged on retailers' billing. There were, however, negotiations analyzed on a case-by-case basis over the maturity of the invoices, according to the relationship with each client, totaling in the quarter a volume of payment delays of BRL 54 million, of which 42% were paid on time, 45% not yet due and 13% are in the renegotiation phase. As a result, allowance for doubtful accounts reached BRL 5.1 million in 2Q20, representing 2.4% of net revenue, an expansion of 80 bps compared to the previous quarter.

It is important to note that the Crisis Committee created in mid-March continues to operate to monitor the impacts of COVID-19. In addition to the various measures to protect all our employees and internal awareness campaigns, Linx adopted several measures to preserve cash, which was positively reflected in the quarterly evolution of costs and expenses and in the expansion of the EBITDA margin in the period.

We continue to operate normally and **reaffirm our commitment to the long term**, ensuring the safety of our team, service to customers and suppliers, and consequently, to the business. We follow our company acquisition strategy with a focus on solutions that complete our portfolio of solutions for small businesses and cross-sell to Linx Core customers. Thus, we continue to invest in innovation and in our team, which has brought **important recognition to Linx, according to research by IDC and Institutional Investor**, in pursuit of our goal to bring people and technology even closer together through passionate shopping experiences around the world. As always, we appreciate your trust and remain at your disposal.

Alberto Menache & Linx Team
#**soul**inx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the interim financial information related to the three and six-month periods ended June 30, 2020, authorizing its disclosure.

3

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for contracting services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit his own work; (ii) exercising managerial functions in your client and (iii) promoting your client's interests.

São Paulo, August 11, 2020.

4

A free translation from Portuguese into English of Independent Auditor's Report on review of interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Report on the review of interim financial information

Introduction

We have reviewed the individual and consolidated interim financial information of Linx S.A. ("Company"), contained in the Quarterly Information (ITR) for the quarter ended June 30, 2020, which comprises the statement of financial position as at June 30, 2020 and the related statement of profit or loss, of comprehensive income (loss) for the three-month and six-month periods then ended, and statement of changes in equity and cash flow statement for the six-month period then ended, including other explanatory notes.

The Company's Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of Value Added

The abovementioned quarterly information include the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2020, prepared under Company's Management responsibility and presented as supplementary information for IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added.

5

Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, August 11, 2020.

Héctor Ezequiel Rodríguez Padilla
CRC-1SP299427/O-9

Lazaro Angelim Serruya
CRC-1DF015801/O-7

6

Linx S.A.

Balance sheets

As of June 30, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated	
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Assets				
Current assets				
Cash and cash equivalents (Note 6)	**155**	16,387	**43,076**	75,898
Financial assets (Note 7)	**484,116**	732,473	**571,716**	902,289
Trade accounts receivable (Note 8)	**-**	-	**322,313**	276,626
Recoverable taxes (Note 9)	**9,262**	5,975	**31,778**	22,648
Other assets (Note 11)	**34**	93	**41,740**	22,509
	493,567	754,928	**1,010,623**	1,299,970
Non-current assets				
Long-term assets				
Financial assets (Note 7)	**-**	-	**15,432**	2,073
Trade accounts receivable (Note 8)	**-**	-	**14,530**	11,485
Recoverable taxes (Note 9)	**-**	-	**5,516**	5,166
Deferred taxes (Note 21)	**1,470**	2,220	**3,152**	3,357
Other assets (Note 11)	**-**	-	**22,908**	26,338
	1,470	2,220	**61,538**	48,419
Investments (Note 12)	**1,188,603**	1,046,362	**-**	-
Property, plant and equipment, net (Note 13)	**-**	-	**104,562**	82,201
Intangible assets, net (note 14)	**-**	-	**1,196,973**	1,009,314
Right-of-use (Note 15)	**-**	-	**110,449**	124,039
	1,188,603	1,046,362	**1,411,984**	1,215,554
	1,190,073	1,048,582	**1,473,522**	1,263,973
Total assets	**1,683,640**	1,803,510	**2,484,145**	2,563,943

See the accompanying notes to interim financial information.

7

Linx S.A.

Balance sheets
As of June 30, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated	
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Liabilities and shareholders' equity				
Current liabilities				
Suppliers	**1,648**	1,050	**29,696**	24,007
Loans and financing (Note 16)	**-**	-	**54,550**	41,245
Lease (Note 17)	**-**	-	**40,734**	47,478
Labor obligations (Note 18)	**20**	20	**78,772**	51,080
Taxes payable	**271**	1,807	**19,930**	23,127
Income tax and social contribution	**1,189**	-	**4,696**	3,823
Payables for the acquisition of businesses (Note 19)	**-**	-	**69,098**	43,432
Deferred revenue (Note 20)	**-**	-	**28,909**	36,360
Debts with related parties	**5**	-	**-**	
Dividends payable	**86**	9,719	**86**	9,719
Other liabilities (Note 22)	**535**	1,070	**113,383**	89,576
	3,754	13,666	**439,854**	369,847
Non-current liabilities				
Loans and financing (Note 16)	**-**	-	**147,090**	168,937
Lease (Note 17)	**-**	-	**68,476**	78,604
Labor obligations (Note 18)	**-**	-	**1,822**	1,977
Payables for the acquisition of businesses (Note 19)	**-**	-	**37,377**	39,637
Deferred taxes (Note 21)	**-**	-	**83,112**	84,206
Advances for future capital increases	**-**	-	**300**	-
Deferred revenue (Note 20)	**-**	-	**4,016**	6,434
Provision for contingencies (Note 24)	**-**	-	**20,201**	19,588
Other liabilities (Note 22)	**-**	-	**2,011**	4,869
	-	-	**364,405**	404,252
Total liabilities	**3,754**	13,666	**804,259**	774,099
Shareholders' equity				
Capital (Note 23.1)	**645,447**	645,447	**645,447**	645,447
Capital reserves (Note 23.2)	**1,151,076**	1,165,605	**1,151,076**	1,165,605
Treasury shares	**(312,468)**	(225,954)	**(312,468)**	(225,954)
Profit reserves	**201,848**	200,596	**201,848**	200,596
Loss for the period	**(6,252)**	-	**(6,252)**	-
Additional dividends proposed	**-**	10,281	**-**	10,281
Other comprehensive income (loss)	**235**	(6,131)	**235**	(6,131)
	1,679,886	1,789,844	**1,679,886**	1,789,844
Total liabilities and shareholders' equity	**1,683,640**	1,803,510	**2,484,145**	2,563,943

See the accompanying notes to interim financial information.

8

Linx S.A.

Statements of profit or loss
Three and Six-month periods ended June 30, 2020 and 2019
(In thousands of reais)

	Parent company		Parent company		Consolidated		Consolidated	
	Quarter		Accumulated		Quarter		Accumulated	
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net operating revenues (Note25)	-	-	-	-	213,451	192,651	421,982	369,456
Cost of services rendered (Note26)	-	-	-	-	(65,809)	(63,417)	(138,645)	(123,416)
Gross income	-	-	-	-	147,642	129,234	283,337	246,040
Operating income (expenses)								
General and administrative (Note 27)	(2,412)	(619)	(3,294)	(1,867)	(68,579)	(55,049)	(134,079)	(99,011)
Selling (Note 14/27)	(3)	-	(3)	-	(25,143)	(20,113)	(54,695)	(38,485)
Research and development (Note 27)	-	-	-	-	(39,088)	(36,081)	(75,785)	(71,406)
Other operating income (Note 12)	2,376	15,034	(9,401)	32,591	-	-	-	-
Other operating expenses (Note 27)	-	-	-	-	(4,260)	6,420	(7,224)	12,610
	(39)	14,415	(12,698)	30,724	(137,070)	(104,823)	(271,783)	(196,292)
Income (loss) before financial income (loss) and taxes	(39)	14,415	(12,698)	30,724	10,572	24,411	11,554	49,748
Net financial income (loss)								
Financial income (Note 28)	3,318	847	8,980	1,770	8,965	8,655	21,587	20,522
Financial expenses (Note 28)	(266)	(6,760)	(595)	(6,826)	(12,990)	(17,379)	(34,781)	(31,010)
	3,052	(5,913)	8,385	(5,056)	(4,025)	(8,724)	(13,194)	(10,488)
Income (loss) before income tax and social contribution	3,013	8,502	(4,313)	25,668	6,547	15,687	(1,640)	39,260
Income tax and social contribution - current (Note 21)	(145)	-	(1,189)	-	(2,566)	(2,610)	(6,140)	(4,635)
Income tax and social contribution - deferred (Note 21)	(66)	3,966	(750)	3,980	(1,179)	(609)	1,528	(4,977)
	(211)	3,966	(1,939)	3,980	(3,745)	(3,219)	(4,612)	(9,612)
Net income (loss) for the period	2,802	12,468	(6,252)	29,648	2,802	12,468	(6,252)	29,648
Basic earnings (loss) per share - in Reais (Note 30)					0.0157	0.0778	(0.0351)	0.1849
Diluted earnings (loss) per share - in Reais (Note 30)					0.0154	0.0731	(0.0343)	0.1738

See the accompanying notes to interim financial information.

9

Linx S.A.

Statements of comprehensive income

Three and Six-month periods ended June 30, 2020 and 2019
(In thousands of reais)

	Parent company		Parent company		Consolidated		Consolidated	
	Quarter		Accumulated		Quarter		Accumulated	
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net income (loss) for the period	**2,802**	12,468	**(6,252)**	29,648	**2,802**	12,468	**(6,252)**	29,648
Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods								
Accumulated translation adjustments from operations in foreign currency	**1,851**	(53)	**6,366**	(927)	**1,851**	(53)	**6,366**	(927)
Total comprehensive income	**4,653**	12,415	**114**	28,721	**4,653**	12,415	**114**	28,721

See the accompanying notes to interim financial information.

10

Linx S.A.

Statements of changes in shareholders' equity
Six-month period ended June 30, 2020 and 2019
(In thousands of reais)

			Capital reserves				Profit reserves						
	Capital	**Treasury shares**	**Goodwill in capital subscription**	**Stock option plan**	**Expenditures with issuance of shares**	**Total**	**Legal reserve**	**Profit retention**	**Total**	**Retained earnings**	**Other comprehensive income**	**Additional dividends proposed**	**Total**
Balances at December 31, 2018	488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209
Capital increase	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill on capital subscription	-	-	674,982	-		674,982	-	-	-	-	-	-	674,982
Expenditures with issuance of shares	-	-	-	-	(31,293)	(31,293)	-	-	-	-	-	-	(31,293)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	971	971	-	-	-	971
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	(927)	-	(927)
Stock option plan	-	-	-	9,990	-	9,990	-	-	-	-	-	-	9,990
Net income for the period	-	-	-	-	-	-	-	-	-	29,648	-	-	29,648
Balances at June 30, 2019	645,447	(148,373)	1,214,553	26,094	(68,716)	1,171,931	7,037	173,391	180,428	29,648	(3,757)	-	1,875,324
Balances at December 31, 2019	645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844
Repurchase of shares	-	**(100,374)**	-	-	-	-	-	-	-	-	-	-	**(100,374)**
Stock option exercise	-	**375**	-	-	-	-	-	-	-	-	-	-	**375**
Stock option plan	-	**13,485**	-	**(14,529)**	-	**(14,529)**	-	-	-	-	-	-	**(1,044)**
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	**1,252**	**1,252**	-	-	-	**1,252**
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	**6,366**	-	**6,366**
Loss for period	-	-	-	-	-	-	-	-	-	**(6,252)**	-	-	**(6,252)**
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	**(10,281)**	**(10,281)**
Balances at June 30, 2020	**645,447**	**(312,468)**	**1,222,025**	**25,208**	**(96,157)**	**1,151,076**	**7,037**	**194,811**	**201,848**	**(6,252)**	**235**	**-**	**1,679,886**

See the accompanying notes to interim financial information.

11

Linx S.A.

Statements of cash flows

Six-month period ended June 30, 2020 and 2019

(In thousands of reais)

		Parent company		Consolidated	
	Nota	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash flows from operating activities					
Net income (loss) for the period		**(6,252)**	29,648	**(6,252)**	29,648
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:					
Depreciation and amortization	13/14/15	-	-	**73,593**	55,938
Equity in net income of subsidiaries	12	**9,401**	(32,591)	-	-
Allowance for doubtful accounts	8	-	-	**5,211**	(92)
Losses (gains) on write-off/disposal of goods		-	-	**1,721**	1,296
Addition (reversal) of adjustment to present value		-	-	**3,055**	3,400
Stock option plan		**(68)**	691	**(1,044)**	9,990
Financial charges		-	-	**17,454**	17,136
Deferred taxes	21	**750**	(3,980)	**(1,528)**	4,977
Current taxes	21	**1,189**	-	**6,140**	4,635
Provisions for contingency	24	-	-	**613**	1,785
Other operating revenue		-	-	**(2,265)**	(18,173)
Revenue from interest earning bank deposits		**(9,178)**	(1,610)	**(11,199)**	(12,422)
Effect from adoption of hyperinflation		-	-	**1,954**	325
		2,094	(37,490)	**93,705**	68,795
Change in operating assets and liabilities:					
Trade accounts receivable		-	-	**(52,989)**	(40,439)
Recoverable taxes		**(1,285)**	356	**(6,926)**	4,677
Other credits and judicial deposits		**59**	43	**(8,352)**	1,297
Suppliers		**598**	126	**(179)**	(677)
Labor liabilities		-	(15)	**27,259**	20,552
Taxes and contributions payable		**(230)**	(367)	**(8,114)**	(6,029)
Deferred revenue		-	-	**(9,869)**	(10,399)
Other accounts payable		**(530)**	1,238	**1,335**	16,314
Income tax and social contribution paid	21	**(1,306)**	-	**(2,309)**	(2,318)
Cash flow generated (invested) by operating activities		**(6,852)**	**(6,461)**	**27,309**	**81,421**
Cash flows from investment activities					
Acquisition of fixed assets		-	-	**(21,018)**	(9,682)
Acquisition of intangible assets		-	-	**(39,150)**	(60,801)
Acquisition of entity, net of cash and cash equivalents acquired		-	-	**(129,909)**	(73,885)
Capital increase in subsidiaries		**(145,000)**	(2,500)	-	-
Investment in short-term investments		**(15,665)**	(1,596)	**(274,715)**	(235,137)
Redemption of interest and interest earning bank deposits		**271,198**	34,142	**600,861**	369,175
Cash flow generated (invested) by investing activities		**110,533**	30,046	**136,069**	(10,330)
Cash flows from financing activities					
Payments of loans and financing	16	-	-	**(10,344)**	(21,169)
Lease payment	17	-	-	**(35,377)**	(6,784)
Advances for future capital increases		-	-	**300**	-
Financial charges paid	16	-	-	**(5,475)**	(9,983)
Payment for the acquisition of subsidiaries	19	-	-	**(35,641)**	(24,093)
Treasury shares		**(99,999)**	-	**(99,999)**	-
Share issuance costs		-	(31,293)	-	(31,293)
Capital contribution from shareholders	23	-	156,980	-	156,980
Goodwill on subscription of shares	23	-	674,982	-	674,982
Dividends paid		**(19,914)**	(25,000)	**(19,914)**	(25,000)
Cash flow generated (invested) by financing activities		**(119,913)**	775,669	**(206,450)**	713,640
Exchange rate change on cash and cash equivalents		-	-	10,250	(927)
Increase (decrease) in cash and cash equivalents		**(16,232)**	799,254	**(32,822)**	783,804
Statement of increase (decrease) in cash and cash equivalents					
At the beginning of the period		**16,387**	50	**75,898**	49,850
At end of period		**155**	799,304	**43,076**	833,654

See the accompanying notes to interim financial information.

12

Linx S.A.

Notes to financial statements
Six-month period ended June 30, 2020 and 2019
(In thousands of reais)

	Parent company		Consolidated	
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues				
Gross sales of services and goods	-	-	470,193	411,086
Other revenues	-	-	2,354	16,949
Allowance for doubtful accounts	-	-	(5,149)	(107)
	-	-	**467,398**	427,928
Inputs acquired from third parties				
Cost of services and goods sold	-	-	(33,376)	(28,717)
Materials, energy, outsourced services and other operating items	(2,635)	(384)	(78,897)	(68,337)
Loss and recovery of asset values	-	-	(2,912)	(4,022)
	(2,635)	(384)	**(115,185)**	(101,076)
Gross added value	**(2,635)**	(384)	**352,213**	326,852
Depreciation and amortization	-	-	(75,279)	(55,938)
Net value added produced by the Company	**(2,635)**	(384)	**276,934**	270,914
Added value received as transfer				
Equity in net income of subsidiaries	(9,401)	32,589	-	-
Financial revenues	8,980	1,770	21,587	17,069
	(421)	34,359	**21,587**	17,069
Total added value payable	**(3,056)**	33,975	**298,521**	287,983
Payment of value added				
Personnel	**662**	1,481	**213,822**	178,077
Direct remuneration	662	1,481	178,460	145,176
Benefits	-	-	20,892	21,222
FGTS	-	-	14,470	11,679
Taxes, duties and contributions	**1,939**	(3,980)	**53,047**	51,689
Federal	1,939	(3,980)	38,015	38,889
State	-	-	2,713	2,432
Municipal	-	-	12,319	10,368
Third-party capital remuneration	**595**	6,826	**37,904**	28,569
Interest	595	6,826	34,781	27,557
Rents	-	-	3,123	1,012
Own capital remuneration	**(6,252)**	29,648	**(6,252)**	29,648
Retained earnings (losses)	**(6,252)**	**29,648**	**(6,252)**	**29,648**

See the accompanying notes to interim financial information.

13

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

1. Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. ("Company" or "Linx"), corporation, which by means of its subsidiaries, provides to the retail industry in Latin America ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company's shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol "LINX3".

On June 26, 2019, by means of common shares and issue of American Depositary Shares ("ADS"), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties' assets.

2. Basis of preparation and presentation of interim financial information

2.1. Statement of conformity

The individual and consolidated interim financial information were prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statement, issued by the Accounting Pronouncement Committee and equivalent to the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) applicable to the preparation of Quarterly Information - ITR, and presented in accordance with standards issued by the Securities and Exchange Commission, applicable to the Quarterly Information - ITR.

The presentation of the Statement of Value Added (DVA) is required by Brazilian corporate law and the accounting practices adopted in Brazil, associated with listed companies. IFRS does not require a presentation of this statement. As a consequence, under IFRS, this statement is available as supplementary information, without prejudice to the set of interim financial information.

All relevant information applicable to the interim financial information and only this, is being disclosed and these are used by management in its management.

14

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

2.2. Basis of preparation and presentation

The individual and consolidated interim financial information were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated interim financial information present comparative information in relation to the prior period.

The Company's individual and consolidated interim financial information were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated interim financial information were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the interim financial informatio. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the interim financial information due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Among the captions of payments of loans and financing and lease payment, in the cash flow statements, for the interim financial information of June 30, 2019, there was reclassification in order to allow comparability with the information of June 30, 2020.

The issue of individual and consolidated interim financial information were approved by the Board of Directors on August 11, 2020.

2.3. Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

- Creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

- Suspension or postponement of national and international business trips; and

- Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

15

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx has sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its most intense period of social distancing to date, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

The Company cannot predict the extent and duration of the measures adopted by governments in the countries in which the Company and its subsidiaries operate and, therefore, cannot predict the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

- Pandemic duration;
- Government, business and individual actions that were and continue to be taken in response to the pandemic;
- The impact of the pandemic on economic activity;
- The time it will take for economic activity to return to previous levels;
- The effect above the Company clients and the demand for their products and services;
- Capacity of the Company clients to pay for the services.

These impacts, if any, may result in adverse material effects for our business, liquidity, financial condition and operation results. Therefore, the extension of the impacts of COVID-19 in our business depends of the future events that are highly uncertain and unpredictable and out of control, considering the possibility of arise new information about the severity of virus, pandemic scope and the necessary actions to restrain the pandemic or manage your impact, among others.

Therefore, the Crisis Committee created in March continues to operate to monitor the impacts of COVID-19.

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that

16

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

would indicate an impairment loss. As the pandemic is still advancing, the financial impact of the coronavirus on the Company's cash-generating units ("CGU"), if any, cannot be estimated accurately at the moment.

3. Summary of significant accounting policies

The individual and consolidated interim financial information presented were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2019, disclosed on June 30, 2020, at which are presented in detail.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1. Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company's management reviews financial information for decision-making. The Company's management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

3.2. Consolidation basis

The consolidated interim financial information comprise the financial information of the Company and its subsidiaries as of June 30, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

- Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

- Exposure or right to variable returns based on its involvement with the investee;

- The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

17

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

When necessary, adjustments are made to the financial information of the subsidiaries to align their accounting practices with the Company's accounting practices. All related party assets and liabilities, shareholders' equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company's individual interim financial information, financial information of subsidiaries are recognized under the equity method.

The individual and consolidated interim financial information include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest	
	06/30/2020	12/31/2019
Subsidiaries		
Linx Sistemas e Consultoria Ltda.	**99.99%**	99.99%
Linx Telecomunicações Ltda.	**99.99%**	99.99%
Indirect subsidiaries		
Napse S.R.L.	**100.00%**	100.00%
Synthesis Holding LLC.	**100.00%**	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	**100.00%**	100.00%
Santander Moving Tech RF Referenciado DI CP FI	**100.00%**	100.00%
Sback Tecnologia da Informaçao Ltda. (***)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	**100.00%**	100.00%
Hiper Software S.A.	**100.00%**	100.00%
SetaDigital Sistemas Gerenciais Ltda. (***)	-	100,00%
Esmeralda Serviços Digitais Ltda. (**)	**100,00%**	-
Safira Serviços Digitais Ltda (**)	**100,00%**	-
Ametista Serviços Digitais Ltda (**)	**100,00%**	-
Diamante Serviços Digitais Ltda (**)	**100,00%**	-
RRA Ferreira ME (*)	**100,00%**	-

(*) Companies acquired by Linx Sistemas in 2020.
(**) Companies acquired by Linx Pay in 2020.
(***) Companies incorporated by Linx Sistemas during the year 2020.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. ("Linx Sistemas"): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. ("Linx Telecomunicações"): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

18

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. ("Napse"): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. ("Synthesis"): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Retail Renda Fixa") Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI ("Santander Moving Tech"): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Linx Pay Meios de Pagamento Ltda. ("Linx Pay"): operates with the purpose of aggregating all of the Company's initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx's strategic positioning in such area.

Hiper Software S.A. ("Hiper"): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Esmeralda Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Ametista Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (''Neemo"): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

3.3. New or reviewed pronouncements with first-time adoption in 2020

These individual and consolidated interim financial information have been prepared using accounting policies consistent with those adopted for the preparation of the interim financial information for the year ended December 31, 2019 (Note 3 – "Significant Accounting Policies") and must be reviewed together with these interim financial information, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2020, described below:

19

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Standards and amended standards	
Amendments to IFRS 3 / CPC 15 (R1)	In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business.
Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23	Aligns the definition of "material omission" or "materially distorted disclosure" in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39/CPC 38, CPC IFRS 7/40 (R1) and IFRS 9/CPC 48	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.
Amendment to IFRS 16 / CPC 06 (R2) - Covid-19	It grants the lessee an exemption from assessing whether a lease concession related to COVID-19 is a lease modification or not.

The Company and its subsidiaries do not expect significant impacts as a result of the standards and interpretations issued.

3.4. New standards, amendments and interpretations of issued standards that did not become effective

At the date these interim financial information were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's interim financial information were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4. Corporate restructuring

4.1. Merger of Sback

On April 1, 2020, the merger of Sback Tecnologia da Informação Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on February 29, 2020 of the merged net assets of Sback Tecnologia da Informação.:

20

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Current Assets		**Current Liabilities**	
Cash and cash equivalents	21	Suppliers	155
Financial assets	12,500	Labor obligations	775
Trade accounts receivable	2,890	Debts with related parties	436
Recoverable taxes	182	Taxes payable	113
Credits with related parties	2	Income tax and social contribution	257
Other receivables	481	Deferred revenue	1,179
Total current assets	**16,076**	Other liabilities	2
Non-Current Assets		**Total current liabilities**	**2,917**
Other receivables	127		
		Non-current liabilities	
Property, plant and equipment, net	119	Other liabilities	127
Total Non-Current Assets	**246**	**Total non-current liabilities**	**127**
		Capital	100
		Accumulated losses	13,178
		Shareholders' Equity	**13,278**
Total assets	**16,322**	**Total liabilities and shareholders' equity**	**16,322**

The net assets of Sback Tecnologia da Informação Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of March 17, 2020. The merger of Sback Tecnologia da Informação Ltda., did not result in an increase of capital or changes in the Company's shareholdings.

4.2. Merger of Seta

On June 1, 2020, SetaDigital Sistemas Gerencial Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on April 30, 2020 of the merged net assets of SetaDigital Sistemas Gerencial Ltda.:

Current Assets		**Current liabilities**	
Cash and cash equivalents	2,636	Suppliers	48
Trade accounts receivable	1,865	Labor obligations	624
Other receivables	68	Taxes payable	176
Total current assets	4,569	Income tax and social contribution	147
		Other liabilities	2
Non-current assets		**Total current liabilities**	**997**
Property, plant and equipment, net	493		
Intangible assets, net	44	Capital	1,800
Total non-current assets	**537**	Accumulated losses	2,309
		Shareholders' Equity	**4,109**
Total assets	**5,106**	**Total liabilities and shareholders' equity**	**5,106**

21

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

The net assets of SetaDigital Sistemas Gerencial Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of May 14, 2020. The merger of SetaDigital Sistemas Gerencial Ltda., did not result in a capital increase or changes in the Company's shareholdings.

5. Business combination

5.1. Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. ("PinPag"), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

The price was R$ 200,000 to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 5,000 retained installments;

(iv) Additional contingent consideration ("Business Acquisition Cost") of up to R$ 60,000 (fair value in June 30, 2020 is of R$ 33.935), as follows:

Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

- 2020 - R$ 24,560; and
- 2021 - R$ 9,375.

Purchase consideration	
Amount paid in cash	125,000
Amount paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	33,935
Total consideration	**173,935**

22

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Analysis of cash flow from the acquisition	
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	**113,604**

5.2. Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. ("Neemo"), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration ("Business Acquisition Cost") of up to R$ 3,350 (fair value in June 30, 2020 is of R$ 1.031), as follows:

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2020 - R$ 1,031;

Purchase consideration	
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,031
Total adjusted consideration	**20,106**
Analysis of cash flow from the acquisition	
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	**16,305**

23

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

5.3. Measurement of business combination

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

5.4. Assets acquired and liabilities assumed

On the date of completion of the preparation of these individual and consolidated interim financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 186,864 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.
Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 22,690 and pre-tax income of R$ 4,659.

6. Cash and cash equivalents

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Cash and banks - denominated in the R$	**140**	16,371	**19,411**	50,526
Cash and banks - in foreign currency	**-**	-	**14,500**	17,448
Short-term financial assets (*)	**15**	16	**9,165**	7,924
Total (**)	**155**	16,387	**43,076**	75,898

(*) In the periods ended June 30, 2020 and December 31, 2019, there were no investments in foreign currency.
(**) The amounts presented include R$ 5,560 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 94.87% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

24

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

7. Financial assets

Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	Parent Company		Consolidated	
					06/30/2020	12/31/2019	06/30/2020	12/31/2019
Domestic currency								
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	12/21/2018	Indefinite	SELIC / LTT	**382,567**	632,341	**457,745**	774,257
Fund	Moving Tech Renda Fixa	03/24/2020	Indefinite	92.16%	**101,549**	100,132	**101,560**	100,136
Options	Box Options	12/03/2019	03/03/2021	104.80%	-	-	**23,516**	16,901
Fund	Fixed income (*)	05/20/2019	09/01/2025	102.50%	-	-	**4,327**	9,034
Total domestic currency					**484,116**	732,473	**587,148**	900,328
Foreign currency								
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	-	4,034
Total foreign currency					-	-	-	4,034
Total (**)					**484,116**	732,473	**587,148**	904,362
	Current assets				**484,116**	732,473	**571,716**	902,289
	Non-current assets				-	-	**15,432**	2,073

(*) The amounts presented include R$ 2,216 of government securities pledged as collateral in Linx Pay operations.
(**) The amounts presented include R$ 7,574 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Management's policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

8. Trade accounts receivable

	Consolidated	
	06/30/2020	12/31/2019
Trade notes receivable:		
Falling due	**270,657**	248,411
Overdue	**59,942**	27,243
	330,599	275,654
Trade notes receivable - abroad:		
Falling due	**5,748**	12,247
Overdue	**9,747**	4,978
	15,495	17,225
Total (*)	**346,094**	292,879
(-) Estimated losses with doubtful accounts	**(8,571)**	(3,360)
(-) Adjustment to present value	**(680)**	(1,408)
	336,843	288,111
Current assets	**322,313**	276,626
Non-current assets	**14,530**	11,485

(*) The amounts presented include R$ 116.253 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

25

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated	
	06/30/2020	12/31/2019
Falling due	275,652	259,221
Overdue (days):		
1–30	19,580	18,749
31–60	15,615	2,290
61–90	13,606	3,663
91–180	12,390	4,188
	336,843	288,111

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

The changes in this provision in the consolidated is shown as follows:

	Consolidated	
Changes in doubtful accounts	06/30/2020	12/31/2019
Opening balance	(3,360)	(4,215)
Addition of provision	(6,416)	(5,551)
Use/reversal	1,205	6,406
Closing balance	(8,571)	(3,360)

9. Recoverable taxes

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
IR and CSLL to be recovered or withholding	9,262	5,975	25,778	18,494
ICMS	-	-	5,624	5,242
PIS and COFINS	-	-	1,368	1,367
Other (*)	-	-	4,524	2,711
	9,262	5,975	37,294	27,814
Current assets	9,262	5,975	31,778	22,648
Non-current assets	-	-	5,516	5,166

(*) Substantially corresponds to IR in advance, IVA and ISR from Napse.

26

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

10. Related parties

10.1 Remuneration of key management personnel

Total key management personnel remuneration (10 and 8 administrators in 2020 and 2019, respectively) for the periods ended June 30, 2020 and 2019 are summarized as follows:

	06/30/2020	06/30/2019
Short-term employee benefits		
Payment of Directors' fees and bonus	6,256	6,457
Share-based payments	2,244	4,286
	8,500	10,743

10.2 Profit (loss)

In the period ended June 30, 2020, there were shared expenses amounting to R$ 7,501 (R$ 7,558 at June 30, 2019). There were no other transactions with related parties.

10.3 Interest on own capital

In the period ended June 30, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000.

11. Other assets

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Advance to employees, vacation and 13th salary	-	-	16,622	16,706
Retentions for contingencies – Acquired (*)	-	-	12,936	13,193
Prepaid expenses - Services	-	-	5,395	7,464
Advance to suppliers	23	16	19,958	6,141
Other (**)	11	77	9,737	5,343
	34	93	64,648	48,847
Current assets	34	93	41,740	22,509
Non-current assets	-	-	22,908	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.
(**) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 4,790 (R$ 3,527 as of December 31, 2019)

27

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

12. Investments

12.1 Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Interest	99.99%	99.99%	
Balances at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362
Equity in net income of subsidiaries	**(10,586)**	**1,185**	**(9,401)**
Capital increase	**145,000**	**-**	**145,000**
Accumulated translation adjustment	**6,366**	**-**	**6,366**
Effect of IAS 29 update (hyperinflation)	**1,252**	**-**	**1,252**
Stock option plans	**(976)**	**-**	**(976)**
Balances at June 30, 2020	**1,175,389**	**13,214**	**1,188,603**

12.2 Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Balances at June 30, 2020			
Interest	99.99%	99.99%	
Current assets	517,836	10,598	528,434
Non-current assets	1,472,602	5,700	1,478,302
Total assets	1,990,438	16,298	2,006,736
Current liabilities	433,980	3,084	437,064
Non-current liabilities	381,069	-	381,069
Total liabilities	815,049	3,084	818,133
Shareholders' equity	1,175,389	13,214	1,188,603
Revenues	484,828	10,254	495,082
Expenses	(495,414)	(9,069)	(504,483)
Net income (loss)	(10,586)	1,185	(9,401)

28

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

13. Property, plant and equipment

	06/30/2020			12/31/2019
	Cost	Accumulated depreciation	Net value	Net value
Computers and electronics	90,679	(47,118)	43,561	21,611
Vehicles	9,737	(4,741)	4,996	4,308
Furniture and fixtures	17,451	(7,560)	9,891	9,629
Facilities, machinery and equipment	38,284	(18,742)	19,542	19,668
Asset under development	255	-	255	-
Leasehold improvements	43,642	(20,810)	22,832	23,433
Real Estate	3,350	(871)	2,479	2,546
Land and others	1,006	-	1,006	1,006
Total (*)	204,404	(99,842)	104,562	82,201

(*) The amounts presented include R$ 20.001 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The financial activity of property, plant and equipment balances is described below:

	Cost							
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020
Computers and electronics	58,270	16,815	15,393	(236)	(3)	283	157	90,679
Vehicles	9,745	1,695	-	(13)	(1,713)	13	10	9,737
Furniture and fixtures	16,447	916	116	(20)	(71)	36	27	17,451
Facilities, machinery and equipment	36,810	1,413	49	-	(39)	23	28	38,284
Asset under development	41,956	2,024	-	(221)	-	(266)	149	43,642
Leasehold improvements	-	255	-	-	-	-	-	255
Real Estate	3,350	-	-	-	-	-	-	3,350
Land and others	1,006	-	-	-	-	-	-	1,006
Total	167,584	23,118	15,558	(490)	(1,826)	89	371	204,404

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 21,018.
(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation						
	Annual depreciation rate	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020
Computers and electronics	20%	(36,659)	(5,132)	(5,289)	2	56	(96)	(47,118)
Vehicles	20%	(5,437)	(873)	-	1,575	2	(8)	(4,741)
Furniture and fixtures	10%	(6,818)	(701)	(27)	22	(16)	(20)	(7,560)
Facilities, machinery and equipment	10%	(17,142)	(1,574)	(12)	14	(15)	(13)	(18,742)
Leasehold improvements	10%	(18,523)	(1,796)	-	-	(441)	(50)	(20,810)
Real Estate	4%	(804)	(67)	-	-	-	-	(871)
Total		(85,383)	(10,143)	(5,328)	1,613	(414)	(187)	(99,842)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no

29

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date (the assumptions used are disclosed in Note 14.1). Additionally, for the base date of June 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

14. Intangible

	06/30/2020			12/31/2019
	Cost	Accumulated amortization	Net value	Net value
Software (i)	100,493	(55,808)	44,685	47,187
Software development (ii)	30,655	-	30,655	22,729
Software developed (iii)	212,053	(164,465)	47,588	38,989
Software development – capitalized interest	25,090	(10,749)	14,341	12,455
Brands acquired	46,205	(5,518)	40,687	41,162
Technology - acquisitions	143,116	(110,633)	32,483	39,471
Client portfolio - acquisitions	158,894	(87,131)	71,763	79,761
Goodwill	914,769	-	914,769	727,558
Other	2	-	2	2
Total (*)	1,631,277	(434,304)	1,196,973	1,009,314

(*) The amounts presented include R$ 185.057 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

		Cost							
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020
Software (i)	95,280	4,524	34	-	15	(263)	(10)	913	100,493
Software development (ii)	22,729	7,926	-	-	-	-	-	-	30,655
Software developed (iii)	188,854	23,199	-	-	-	-	-	-	212,053
Software development – capitalized interest	20,569	4,521	-	-	-	-	-	-	25,090
Brands acquired	46,199	-	6	-	-	-	-	-	46,205
Technology - acquisitions	143,735	-	-	-	-	(619)	-	-	143,116
Client portfolio - acquisitions	158,268	626	-	-	-	-	-	-	158,894
Goodwill	727,558	972	-	186,865	-	(626)	-	-	914,769
Other	2	-	-	-	-	-	-	-	2
Total	1,403,194	41,768	40	186,865	15	(1,508)	(10)	913	1,631,277

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

30

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 39,150 are considered as investment activities.
(**) Amounts related to goodwill, customer portfolio and technology in the acquisitions of the companies PinPag and Neemo in fiscal year 2020
(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

		Accumulated amortization					
	Annual rate of amortization	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Transfers	Foreign exchange	Balance at 06/30/2020
Software (i)	10–20%	(48,093)	**(7,681)**	**(7)**	**531**	**(558)**	**(55,808)**
Software developed (ii)	33%	(149,865)	**(14,600)**	**-**	**-**	**-**	**(164,465)**
Software development – capitalized interest	33%	(8,114)	**(2,635)**	**-**	**-**	**-**	**(10,749)**
Brands acquired	10–20%	(5,037)	**(481)**	**-**	**-**	**-**	**(5,518)**
Technology - acquisitions	10–20%	(104,264)	**(6,369)**	**-**	**-**	**-**	**(110,633)**
Client portfolio - acquisitions	20–50%	(78,507)	**(8,624)**	**-**	**-**	**-**	**(87,131)**
Total		(393,880)	**(40,390)**	**(7)**	**531**	**(558)**	**(434,304)**

(i) Software acquired for use by the company employees and for software development routines
(ii) Development of software under an innovation process that has already been marketed

14.1 Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management's estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

In 2019 the growth rate used to extrapolate the projections beyond the 5-year period was 5.5%, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. In 2019 the estimated future cash flows were discounted at the pre-tax discount rate of 13.69%, also at nominal values.

In 2019 the annual inflation rate for the period analyzed in the projected flows was 3.52%.

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

31

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders' equity. The cost of shareholders' equity derives from the expected return on investment by the Company's investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

Additionally, for the base date of June 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

14.2 Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is

32

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

amortized as from the moment the asset is available for use for an average period of three years, which is management's estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the period ended June 30, 2020, the amount of R$ 54,695 (R$ 38,485 on June 30, 2019) was recognized in income (loss), and was related to research and maintenance of the developed software.

15. Right of use

	12/31/2019	Addition (***)	Amortization (**)	Exchange variation	06/30/2020
Rent	73,482	4,950	(6,477)	474	72,429
Equipment	5,180	-	(505)	-	4,675
Cloud (*)	45,377	4,273	(16,305)	-	33,345
Total	124,039	9,223	(23,287)	474	110,449

(*) Rental of cloud space
(**) Average annual depreciation rate 10 to 33%
(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 333 on June 30, 2020

16. Loans and financing

Type	Charges	Effective rate	Maturity	Covenants	Consolidated 06/30/2020	12/31/2019
Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	15.1 (a)	**148,761**	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.893% p.a.	02/15/2021	15.1 (b)	**24,832**	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.188% p.a.	03/15/2022	15.1 (c)	**28,047**	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.653% p.a.	04/15/2021		-	165
					201,640	209,773
Current liabilities					**54,550**	40,836
Non-current liabilities					**147,090**	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

Period	Consolidated 06/30/2020	12/31/2019
2021	**17,097**	39,216
2022	**24,538**	24,474
2023	**21,046**	21,043
2024	**21,046**	21,043
2025	**21,046**	21,043
2026	**21,046**	21,043
2027	**21,271**	21,075
	147,090	168,937

33

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Changes are shown below:

	Consolidated	
	06/30/2020	12/31/2019
Previous balance	**209,772**	249,981
Funds from acquisition of subsidiaries	-	443
Financial charges	**7,687**	18,418
Financial charges paid	**(5,475)**	(16,896)
Payments of loans and financing	**(10,344)**	(42,174)
Total	**201,640**	209,772

16.1. Covenants

(a) BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

- General indebtedness: Total current and non-current liabilities;

- Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

34

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

(b) BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

(c) BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

35

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

17. Lease payable

		Consolidated	
	Rate	06/30/2020	01/01/2020
Lease of property	10.27%	78,057	76,995
Equipment rental	10.27%	3,721	4,975
Lease of cloud	8.73%	27,432	44,112
		109,210	126,082
Current liabilities		40,734	47,478
Non-current liabilities		68,476	78,604

Changes in lease liabilities payable are:

	Balance at 12/31/2019	Additions	Payments	Interest restatement	Exchange variation	Balance at 06/30/2020
Lease of property	76,995	4,279	(7,926)	3,894	815	78,057
Equipment rental	4,975	-	(1,405)	151	-	3,721
Lease of cloud	44,112	4,639	(26,046)	997	3,730	27,432
Total liabilities from financing activities	126,082	8,918	(35,377)	5,042	4,545	109,210

36

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

As at June 30, 2020, leases have average payment term of 3.9 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

Period	Consolidated	
	06/30/2020	12/31/2019
2021	**9,664**	26,487
2022	**18,018**	16,398
2023	**18,018**	16,398
2024	**9,537**	8,777
2025	**8,777**	8,777
2026	**8,777**	8,777
2027	**8,777**	8,777
2028	**8,777**	8,777
2029	**687**	687
Lease payment	**91,032**	103,855
Financial charges	**(22,556)**	(25,251)
Present value of lease payments	**68,476**	78,604

18. Labor liabilities

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Provision for vacation, 13th salary and payroll charges	-	-	**39,519**	32,415
INSS payable	20	20	**16,188**	7,523
Provision for profit sharing	-	-	**8,705**	5,426
FGTS payable	-	-	**7,336**	2,584
Salaries payable	-	-	**2,211**	1,901
Other	-	-	**6,635**	3,208
	20	20	**80,594**	53,057
Current liabilities	20	20	**78,772**	51,080
Non-current liabilities	-	-	**1,822**	1,977

19. Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

37

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

	Consolidated	
	06/30/2020	12/31/2019
Installments not subject to restatement (*)	**75,013**	57,246
Napse installments subject to restatement based on exchange-rate change and LIBOR.	**11,761**	16,960
Installments subject to restatement based on the change in the CDI rate – 3.65%	**341**	284
Installments subject to restatement based on the change of IPCA – 3.30%	**19,301**	12,666
Installments subject to restatement based on the change of IGPM – 6,82%	**8,615**	8,253
Adjustment to present value (**)	**(8,556)**	(12,340)
	106,475	83,069
Current liabilities	**69,098**	43,432
Non-current liabilities	**37,377**	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)
(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated	
Period	06/30/2020	12/31/2019
2021	**584**	23,691
2022	**28,928**	11,715
2023	**3,021**	4,231
2024	**1,601**	-
2025	**3,243**	-
	37,377	39,637

Of total amount payable on June 30, 2020, R$ 105,425 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 29.7).

The changes in the consolidated are shown as follow:

	Consolidated	
	06/30/2020	12/31/2019
Previous balance	**83,069**	112,487
Addition due to acquisition (*)	**53,532**	54,723
Payment of principal/financial charges paid	**(35,641)**	(48,093)
Restatement of financial charges	**8,505**	11,108
Contingencies (**)	**(725)**	(7,773)
Earn-Out (***)	**(2,265)**	(39,383)
	106,475	83,069

(*) Additions for acquisitions, of which R$ 48.935 PinPag, R$ 3,725 for Neemo, and renegotiation of the contract of Napse R$ 872
(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management
(***) The amounts refer to reversal of unachieved Earn-out goals of the acquirees Sback, Único and Napse

38

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

20. Deferred revenue

	Consolidated	
	06/30/2020	12/31/2019
Revenue from services (*)	**18,483**	18,457
Revenue from royalties (**)	**14,442**	24,337
	32,925	42,794
Current liabilities	**28,909**	36,360
Non-current liabilities	**4,016**	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.
(**) Refers to balances of software contracts' (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

21. Income tax and social contribution

21.1. Income tax and social contribution expense

	Parent company		Consolidated	
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Current tax				
Current tax on income for the period	**(1,189)**	-	**(6,140)**	(4,635)
Deferred tax				
Deferred tax on income for the period	**(750)**	3,980	**1,528**	(4,635)
Income tax and social contribution expense	**(1,939)**	3,980	**(4,612)**	(9,612)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated	
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income (loss) before income tax and social contribution	**(4,313)**	25,668	(1,640)	39,260
Rate income tax and social contribution	**34%**	34%	**34%**	34%
Income tax and social contribution at the rate of 34%	**1,466**	(8,727)	**558**	(13,348)
Permanent differences				
Equity in net income of subsidiaries	**(3,196)**	11,080	-	-
Law 11196/05 (Research and Development incentive)	-	-	-	6,210
Gifts, fines and nondeductible expenses	-	1,851	**(447)**	1,763
Overseas earnings	-	-	**(1,632)**	(1,384)
Income tax and social contribution determined by the deemed income	-	-	**(743)**	125
Effects of tax rates of foreign subsidiaries	-	-	**(2,307)**	(1,119)
Other net differences	**(209)**	(224)	**(41)**	(1,859)
Income tax expense for effective rate	**(1,939)**	(3,980)	**(4,612)**	(9,612)
Effective rate	-	(16%)	-	(24%)

39

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

21.2. Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated	
Assets	**06/30/2020**	**12/31/2019**	**06/30/2020**	**12/31/2019**
Deferred IR/CS on tax loss and negative basis	**1,150**	1,665	**2,298**	1,665
Stock option plan	**320**	555	**385**	555
Inc. tax and soc. contr. on foreign companies	**-**	-	**30**	841
Estimated losses with doubtful accounts	**-**	-	**48**	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	**-**	-	**16**	12
Provision for adjustment to present value	**-**	-	**116**	284
Other Provisions	**-**	-	**259**	-
Total deferred income tax and social contribution, net (assets)	**1,470**	2,220	**3,152**	3,357

	Consolidated	
Liabilities	**06/30/2020**	**12/31/2019**
Deferred income tax and social contribution on accounting and tax goodwill	**(112,137)**	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	**(23,045)**	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	**5,166**	8,228
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	**1,211**	3,538
Inc. tax and soc. contr. on foreign companies	**(720)**	(705)
Deferred IR/CS on tax loss and negative basis	**23,003**	7,138
Estimated losses with doubtful accounts	**912**	108
Provision of benefits to employees	**446**	446
Provision for contingencies	**1,891**	1,779
Provision for adjustment to present value	**5,664**	4,678
Stock option plan	**9,550**	9,925
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	**3,920**	2,102
Other provisions	**1,027**	1,242
Total deferred income tax and social contribution, net (liabilities)	**(83,112)**	(84,206)

21.3. Recoverability of income tax and social contribution loss carryforward

	Expected realization	
Ano	**Parent Company**	**Consolidated**
2020	1,150	2,298
2021	-	2,454
2022	-	7,690
2023	-	12,859
Total	**1,150**	**25,301**

40

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

22. Other liabilities

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Accounts payable to commercial establishments (*)	-	-	**90,218**	80,411
Accounts payable to former shareholders (**)	-	-	**16,071**	-
Interest on prepayment for assignment of receivables (*)	-	-	-	5,207
Advance of clients	**36**	36	**1,618**	1,590
Post-employment benefit (**)	-	-	**1,311**	1,311
Installment payment of taxes and contribution	-	-	**398**	619
Other (***)	**499**	1,034	**5,778**	5,716
	535	1,070	**115,394**	94,854
Current liabilities	**535**	1,070	**113,383**	89,985
Non-current liabilities	-	-	**2,011**	4,869

The amounts presented include R$ 106.351 (R$ 85,702 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(*) Amounts related to the transaction of Linx Pay and its subsidiaries.
(**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.
(***) It substantially corresponds to other Napse's liabilities in the amount of R$ 4.289 (R$ 3,584 as of December 31, 2019).

23. Shareholders' equity

23.1. Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws' reform, following the Board of Directors' decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders' Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended ("Corporation Law") of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

41

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	June 30, 2020		December 31, 2019	
	Shares	%	Shares	%
Founding shareholders	**26,988,764**	**14.25%**	26,982,764	14.24%
GIP Private Limited.	**18,900,432**	**9.98%**	18,900,432	9.98%
Genesis Asset Managers	**10,124,454**	**5.35%**	10,124,454	5.35%
MFS	**9,805,963**	**5.18%**	-	-
BlackRock Inc.	-	-	9,950,316	5.25%
Treasury shares	**14,125,991**	**7.46%**	9,869,772	5.21%
Other	**109,463,356**	**57.78%**	113,581,222	59.97%
	189,408,960	**100%**	189,408,960	100%
Capital	**645,447**		645,447	

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the deferred share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended June 30, 2020, the amount of treasury shares is R$ 312.468 (R$ 225,954 on December 31, 2019).

23.2. Capital reserves

The capital reserve is set up as follows:

	06/30/2020	12/31/2019
Goodwill in capital subscription (a)	**1,222,025**	1,222,025
Stock option plan (Note 29)	**25,208**	39,737
Expenditures with issuance of shares (b)	**(96,157)**	(96,157)
	1,151,076	1,165,605

(a) In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.

(b) In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

42

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

23.3. Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

24. Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At June 30, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 20.201 (R$ 19,588 at December 31, 2019).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 61.082 as of June 30, 2020 (R$ 62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended June 30, 2020 is R$ 38.876 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

	Consolidated			
Change	**Labor**	**Civil**	**Tax**	**Total**
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	1,760	333	204	2,297
Write-offs	(1,352)	(508)	(120)	(1,980)
Restatement	216	79	1	296
Balance at June 30, 2020	**9,827**	**1,531**	**8,843**	**20,201**

(*) Classified into additions to Provisions for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas).

43

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

25. Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated			
	Six-month periods ended		Three-month periods ended	
	06/30/2020	06/30/2019	**06/30/2020**	06/30/2019
Gross operating revenue				
Subscription revenues	**415,306**	368,716	**213,130**	188,201
Consulting service revenues	**68,644**	52,770	**33,163**	30,794
	483,950	421,486	**246,293**	218,995
Sales deductions				
PIS	**(2,869)**	(2,481)	**(1,455)**	(1,316)
COFINS	**(13,241)**	(11,447)	**(6,716)**	(6,069)
ISS	**(11,158)**	(9,351)	**(5,467)**	(4,703)
INSS (Social security)	**(17,558)**	(15,527)	**(8,957)**	(8,128)
Other	**(3,385)**	(2,823)	**(1,873)**	(1,664)
Cancellations	**(13,757)**	(10,401)	**(8,374)**	(4,464)
	(61,968)	(52,030)	**(32,842)**	(26,344)
Total (*)	**421,982**	369,456	**213,451**	192,651

(*) The amounts presented include R$ 9,898 (R$ 4,060 as of June 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for periods ended June 30, 2020 and June 30, 2019.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information	
	06/30/2020	06/30/2019
Net revenue		
In Brazil	**399,444**	351,272
Abroad	**22,538**	18,184
	421,982	369,456
Assets		
In Brazil	**2,440,730**	2,594,531
Abroad	**43,415**	30,841
	2,484,145	2,625,372
Liabilities		
In Brazil	**781,112**	733,484
Abroad	**23,147**	16,564
	804,259	750,078

44

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

26. Costs

	Consolidated			
	Six-month periods ended		Three-month periods ended	
	06/30/2020	06/30/2019	**06/30/2020**	06/30/2019
Type				
Depreciation and amortization	**(29,592)**	(27,454)	**(14,715)**	(14,378)
Personnel	**(76,735)**	(67,868)	**(35,933)**	(33,984)
Outsourced services	**(17,114)**	(12,423)	**(7,927)**	(7,679)
Travel and accommodation	**(1,232)**	(2,319)	**(209)**	(1,395)
Expenses with link	**(13,671)**	(13,008)	**(6,724)**	(5,768)
Other	**(301)**	(344)	**(301)**	(213)
Total (*)	**(138,645)**	(123,416)	**(65,809)**	63,417

(*) The amounts presented include R$ 1,252 (R$ 15 as of June 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

27. Expenses and other expenses / revenues

	Parent company		Consolidated		Parent company		Consolidated	
	Six-month periods ended				Three-month periods ended			
	06/30/2020	06/30/2019	**06/30/2020**	06/30/2019	**06/30/2020**	06/30/2019	**06/30/2020**	06/30/2019
Type								
Rents	**-**	-	**(3,123)**	(1,012)	**-**	-	**(1,136)**	(984)
Commissions	**-**	-	**(22,390)**	(18,971)	**-**	-	**(12,589)**	(9,661)
Depreciation and amortization (**)	**-**	-	**(45,687)**	(28,484)	**-**	-	**(24,202)**	(17,213)
Maintenance and preservation	**-**	-	**(6,706)**	(3,047)	**-**	-	**(3,717)**	671
Personnel	**(662)**	(1,481)	**(137,087)**	(110,209)	**(347)**	(503)	**(70,154)**	(56,133)
Advertising and publicity	**(220)**	-	**(7,681)**	(6,533)	**(220)**	-	**(3,006)**	(3,453)
Outsourced services	**(1,749)**	(91)	**(30,620)**	(22,220)	**(1,656)**	(64)	**(13,721)**	(11,669)
Travel and accommodation	**(37)**	-	**(2,965)**	(4,284)	**(32)**	-	**(513)**	(2,140)
Expenses with link	**-**	-	**(1,162)**	(45)	**-**	-	**(773)**	(36)
Possible losses	**-**	-	**(7,901)**	(4,025)	**-**	-	**(4,800)**	(2,289)
IT expenses	**(1)**	-	**(971)**	(1,800)	**(1)**	-	**(527)**	(883)
Other revenues	**-**	-	**2,354**	16,949	**-**	-	**1,937**	8,825
Other	**(628)**	(295)	**(7,844)**	(12,611)	**(159)**	(52)	**(3,869)**	(9,858)
	(3,297)	(1,867)	**(271,783)**	(196,292)	**(2,415)**	(619)	**(137,070)**	(104,823)
Função								
Administrative and general expenses	**(3,294)**	(1,867)	**(134,079)**	(99,011)	**(2,412)**	(619)	**(68,579)**	(55,049)
Sales expenses	**-**	-	**(75,785)**	(71,406)	**-**	-	**(39,088)**	(36,081)
Research and maintenance of software developed	**(3)**	-	**(54,695)**	(38,485)	**(3)**	-	**(25,143)**	(20,113)
Other operating revenue (expenses)	**-**	-	**(7,224)**	12,610	**-**	-	**(4,260)**	6,420
Total (*)	**(3,297)**	(1,867)	**(271,783)**	(196,292)	**(2,415)**	(619)	**(137,070)**	(104,823)

(*) The amounts presented include R$ 9,272 (R$ 3,354 as of June 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries
(**) The amounts presented include the amortization of the right-of-use in the value of R$ 11,902

45

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

28. Financial income

	Parent company		Consolidated		Parent company		Consolidated	
	Six-month periods ended				Three-month periods ended			
	06/30/2020	06/30/2019	**06/30/2020**	06/30/2019	**06/30/2020**	06/30/2019	**06/30/2020**	06/30/2019
Financial revenues								
Interest receivable	**-**	-	**1,206**	1,638	**-**	-	**386**	836
Interest on financial assets	**8,774**	1,524	**10,955**	11,717	**3,309**	646	**4,082**	5,604
Discounts obtained (***)	**-**	-	**1,059**	144	**-**	-	**901**	71
Foreign exchange gain	**206**	-	**6,119**	4,602	**9**	-	**2,573**	986
IAS 29 update	**-**	-	**(9)**	-	**-**	-	**(9)**	-
Other revenues	**-**	246	**2,257**	2,421	**-**	201	**1,032**	1,158
	8,980	1,770	**21,587**	20,522	**3.318**	847	**8,965**	8,655
Financial expenses								
Liability interest	**-**	-	**(5,627)**	(4,670)	**-**	-	**(2,547)**	(3,764)
Interest on loans and financing	**-**	-	**(2,921)**	(3,549)	**-**	-	**(2,087)**	(1,245)
Discount granted	**-**	-	**(7,243)**	(4,500)	**-**	-	**(3,445)**	(2,087)
Foreign-exchange losses	**(289)**	(6,674)	**(11,321)**	(11,279)	**(97)**	(6,674)	**(6,395)**	(8,023)
Tax on financial operations	**-**	-	**(465)**	(467)	**-**	-	**(199)**	(225)
IAS 29 update	**-**	-	**(1,787)**	(140)	**-**	-	**892**	398
Other expenses (*)	**(306)**	(152)	**(5,417)**	(6,405)	**(169)**	(86)	**791**	(2,433)
	(595)	(6,826)	**(34,781)**	(31,010)	**(266)**	(6,760)	**(12,990)**	(17,379)
Financial results (**)	**8,385**	(5,056)	**(13,194)**	(10,488)	**3,052**	(5,913)	**(4,025)**	(8,724)

(*) Refers mainly to the realization of AVP on amounts related to business combination and bank expenses
(*) The amounts presented include R$ 1,510 (R$ 370 as of June 30, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries
(***) The amounts presented include R$ 331 related to discount obtained in lease of property accounted in accordance with CPC 06 (R2)/ Amendment IFRS 16

29. Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk
- Operating risk

46

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

29.1. Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 1.68% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

The Company and its subsidiaries have transactions of cash and cash equivalents and financial assets with counterpart of low credit risk.

On June 30, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Cash and cash equivalents (note 5)	**155**	16,387	**43,076**	75,898
Financial assets (Note 6)	**484,116**	732,473	**587,148**	904,362
Trade accounts receivable (Note 7)	-	-	**336,843**	288,111
	484,271	748,860	**967,067**	1,268,371

29.2. Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

47

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

The table below shows the maturity of financial liabilities contracted in details:

Operation	Parent company			
	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	1,648	-	-	1,648
Other liabilities (Note 21)	535	-	-	535
	2,183	**-**	**-**	**2,183**

Operation	Consolidated				
	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total
Suppliers	29,696	-	-	-	29,696
Loans and financing (Note 15)	54,550	17,097	66,630	63,363	201,640
Lease payable (Note 16)	40,734	9,664	45,573	35,795	131,766
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	55,315	26,177	4,231	-	85,723
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	13,349	8,743	2,923	3,243	28,258
Accounts payable for the acquisition of subsidiaries – Other (Note 18)	434	616	-	-	1,050
Other liabilities (Note 21)	113,383	2,011	-	-	115,394
	307,461	**64,308**	**119,357**	**102,401**	**593,527**

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

29.3. Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

29.4. Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

48

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

29.5. Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

29.6. Financial instruments' analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated			
	Book value 06/30/2020	Fair value 06/30/2020	Book value 12/31/2019	Fair value 12/31/2019	Book value 06/30/2020	Fair value 06/30/2020	Book value 12/31/2019	Fair value 12/31/2019
Financial assets								
Cash and cash equivalents (note 5)	155	155	16,387	16,387	43,076	43,076	75,898	75,898
Financial assets (Note 6)	484,116	484,116	732,473	732,473	587,148	587,148	904,362	904,362
Trade accounts receivable (Note 7)	-	-	-	-	336,843	336,843	288,111	288,111
Other assets (Note 10)	34	34	93	93	64,648	64,648	48,847	48,847
Total	484,305	484,305	748,953	748,953	1,031,715	1,031,715	1,317,218	1,317,218
Financial liabilities								
Suppliers	1,648	1,648	1,050	1,050	29,696	29,696	24,007	24,007
Loans and financing (Note 15)	-	-	-	-	201,640	201,640	209,773	209,773
Lease payable (Note 16)	-	-	-	-	109,210	109,210	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	106,475	106,475	83,069	83,069
Other liabilities (Note 21)	535	535	1,070	1,070	115,394	115,394	94,854	94,854
Total	2,183	2,183	2,120	2,120	562,415	562,415	537,785	537,785

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

- Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

- Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

49

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Financial instruments per category:

	Parent company			
	06/30/2020		12/31/2019	
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets				
Cash and cash equivalents (note 5)	15	140	16	16,371
Financial assets (Note 6)	484,116	-	732,473	-
Other assets (Note 10)	-	34	-	93
	484,131	174	732,489	16,464
Financial liabilities				
Suppliers	-	1,648	-	1,050
Other liabilities (Note 21)	-	535	-	1,070
	-	2,183	-	2,120

	Consolidated			
	06/30/2020		12/31/2019	
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets				
Cash and cash equivalents (note 5)	9,165	33,911	7,924	67,974
Financial assets (Note 6)	587,148	-	904,362	-
Trade accounts receivable (Note 7)	-	336,843	-	288,111
Other assets (Note 10)	-	64,648	-	48,847
	596,313	435,402	912,286	404,932
Financial liabilities				
Suppliers	-	29,696	-	24,007
Loans and financing (Note 15)	-	201,640	-	209,773
Lease payable (Note 16)	-	109,210	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	106,475	-	83,069	-
Other liabilities (Note 21)	-	115,394	-	94,854
	106,475	455,940	83,069	454,716

29.7. Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of June 30, 2020:

50

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Assets measured at fair value				
Financial assets at fair value				
Financial assets (Note 6)	587,148	-	587,148	-
Liabilities measured at fair value				
Financial liabilities at fair value				
Loans and financing (Note 15)	201,640	-	201,640	-
Lease payable (Note 16)	109,210	-	109,210	-
Accounts payable for the acquisition of subsidiaries (Note 18)	106,475	-	1,050	105,425

Items measured at fair value on a recurring basis – The Company's liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the period ended June 30, 2020 for these assets.

29.8. Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at June 30, 2020, we defined three scenarios for the risk of decrease in CDI. The June 2020 index, which was 2.15% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company					
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	484,116	CDI decr.	2.15%	1.61%	1.08%
Financial revenue			10,408	7,794	5,228

51

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Consolidated					
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	587,148	CDI decr.	2.15%	1.61%	1.08%
Financial revenue			12,624	9,453	6,341

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at June 30, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at June 30, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2020, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was June 30, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated					
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III
Financings – BNDES	201,640	TJLP incr.	9,961	12,461	14,942
Rate subject to change			4.94%	6.18%	7.41%
Acquisition of companies	8,615	IGPM incr.	378	473	568
Rate subject to change			4.39%	5.49%	6.59%
Acquisition of companies	341	CDI incr.	7	9	11
Rate subject to change			2.15%	2.69%	3.23%
Acquisition of companies	19,301	IPCA incr.	19	25	29
Rate subject to change			0.10%	0.13%	0.15%
Acquisition of companies	11,761	R$ decr.	645	806	967
Rate subject to change			5.48%	6.85%	8.22%

30. Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

52

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

	Parent company and Consolidated	
	06/30/2020	06/30/2019
Net income (loss) for the period	**(6,252)**	29,648
Weighted average of shares	189,408,960	167,866,181
(-) Treasury shares	(11,271,064)	(7,542,605)
Adjusted weighted average of shares	**178,137,896**	160,323,576
Basic earnings (loss) per share - (in Reais)	**(0.0351)**	0.1849

	Parent company and Consolidated	
	06/30/2020	06/30/2019
Net income (loss) for the period	**(6,252)**	29,648
Weighted average number of shares (*)	189,408,960	167,866,181
(+) Stock Option	4,112,589	10,222,591
(-) Treasury shares	(11,271,064)	(7,542,605)
Adjusted weighted average of shares	**182,250,485**	170,546,167
Diluted earnings (loss) per share (in Reais)	**(0.0343)**	0.1738

(*) Post-stock-split amounts at June 13, 2016.

31. Share-based payment

31.1. Stock option

In the Special Shareholders' Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option									
Grant					Fair value assumptions				
					Expected				
Number	Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date
1st	2013	1,842,951	6,24	4,24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	11,28	3,94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38,72	11,86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38,17	14,00	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16,99	3,83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21,61	2,99	1.39%	23.69%	7.43%	4 years	2022

53

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

Changes in stock option plan are as follows:

	Stock option plan	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	(24,207)	
June 30, 2020	691,966	5.27

31.2. Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares									
Grant				Fair value assumptions					
				Expected					
Number	Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
1st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024

The financial activity of the restricted shares is presented below:

	Restricted shares	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	3,699,594	34.33
Granted	854,762	
(-) Exercised	(922,708)	
(-) Canceled	(177,846)	
June 30, 2020	3,453,802	20.32

The accumulated effect in the period ended June 30, 2020 is R$ 4,950 (R$ 11,341 as of June 30, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company's cash.

The accumulated balance in shareholders' equity presented in the capital reserve under "stock option plan" in the period ended June 30, 2020 is R$ 25,208 (R$ 39,737 as of December 31, 2019).

54

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

32. Liabilities from financing activities

	12/31/2018	01/01/2020	Receipts	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	443	18,418	209,772
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,116	33,769	418,923

	12/31/2019	Payments	FX	New acquisitions	Other (*)	06/30/2020
Loans and financing (Note 15)	209,772	**(15,819)**	**-**	**-**	**7,687**	**201,640**
Lease payable (Note 16)	126,082	**(35,377)**	**4,545**	**8,918**	**5,042**	**109,210**
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	**(35,641)**	**3,613**	**53,532**	**1,902**	**106,475**
Total liabilities from financing activities	418,923	**(86,837)**	**8,158**	**62,450**	**14,631**	**417,325**

(*) Changes included in column "other" include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions' adjustment to present value.

33. Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company's management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the periods ended June 30, 2020 and December 31, 2019:

	06/30/2020			
	Software	**Linx Pay Meios de Pagamento Ltda. and its subsidiaries**	**Eliminations**	**Total consolidated**
Assets				
Current assets	861,651	151,796	(2,824)	1,010,623
Non-current assets	1,473,870	227,720	(228,068)	1,473,522
Total assets	**2,335,521**	**379,516**	**(230,892)**	**2,484,145**
Liabilities				
Current liabilities	298,732	143,946	(2,824)	439,854
Non-current liabilities	356,903	14,403	(6,901)	364,405
Shareholders' equity	1,679,886	221,167	(221,167)	1,679,886
Total liabilities and shareholders' equity	**2,335,521**	**379,516**	**(230,892)**	**2,484,145**

55

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

	12/31/2019			
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets				
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**
Liabilities				
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**

34. Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks to cover any casualties, considering the nature of their activity. Coverages in 2020 and 2019 are shown below:

	Parent company and Consolidated	
	06/30/2020	12/31/2019
Civil liability for professionals	**10,000**	10,000
Civil liability for managers	**70,000**	70,000
Operational risks	**200,000**	165,800
Vehicles	**600**	600
	280,600	246,400

35. Subsequent events

35.1 Receivement of fund from BNDES

On July 30, 2020, the subsidiary Linx Sistemas e Consultoria Ltda received a fund in the amount of R$ 107,936, which refers to one of the installments of the loan agreement signed with the Banco Nacional de Desenvolvimento Econômico Social - BNDES in December 13, 2018. A substancial part of credit in this agreement intended to the entity's investment plan, including infrastructure, research and development, training, marketing and sale. The contract provides charges such as IPCA, plus a fixed rate of 3.10% per year and a spread of 1.37% per year.

35.2 Business combination

As disclosed in the Material Fact of August 11, 2020, in this date, the Company, STNE Participações S.A. ("STNE" and, jointly with Linx, the "Companies"), and STONECO LTD. ("StoneCo"), controlling shareholder of STNE, and other parties as intervening and consenting parties, entered into a Joint Venture and Other Covenants Agreement ("Joint Venture Agreement"), which involves the combination of the Company's and STNE's businesses ("Transaction").

56

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

The execution of the Joint Venture Agreement was approved by the Board of Directors of Linx in a meeting held on August 10, 2020.

Upon the satisfaction of the conditions set forth in the Joint Venture Agreement, the Board of Directors of Linx, after the execution of the Merger of Shares Protocol and Justification ("Protocol"), shall meet in due course to (a) detail its recommendation to the shareholders of the Company concerning the Transaction; and (b) call a general shareholders' meeting to deliberate the terms of the Transaction.

<u>Transaction Structure</u>

As per the Joint Venture Agreement, the parties have agreed that the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx's issued and outstanding shares by STNE ("Merger of Shares"), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE ("Redemption of Shares"), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market.

Upon the approval of the Merger of Shares, new mandatorily redeemable class A and class B preferred shares of STNE will be attributed to the shareholders of Linx, with the attribution of one mandatorily redeemable class A preferred share and one mandatorily redeemable class B preferred share issued by STNE for each one common share issued by Linx ("New Shares"). The New Shares will have the same rights and benefits attributed to it in the Bylaws of STNE.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows:

(a) each one Class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of R$ 30.39 (in Reais) updated pro rata die based on the CDI variation as from the sixth month counted as of the execution date of the Joint Venture Agreement until the date of the actual payment; and

(b) each one Class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ.

The shares exchange ratio agreed by the parties attributes the price per share of the Company of R$ 33.76 (in Reais).

The Protocol may establish alternatives for the combination of a portion in cash or in class A shares of StoneCo, provided that the disbursement of R$ 5,4 billion and the delivery of 2,269,802 class A shares of StoneCo are respected.

The holders of American Depositary Receipts ("ADRs") backed by shares issued by Linx will be entitled to receive Class A shares of StoneCo, utilizing the same share exchange ratio. To this extent, STNE and StoneCo will take the measures to register the Transaction (or the waiver of such registration, as applicable) jointly with the Securities and Exchange Commission in the USA. Once

57

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

the Transaction has closed, the shares and the ADRs issued by Linx will cease to be negotiated on the B3 S.A. – Brasil, Bolsa, Balcão ("B3") and on the New York Stock Exchange - NYSE, respectively.

Conditions Precedent to the Transaction

The closing of the Transaction is subject to the verification of usual conditions precedent for transactions of this nature, including, without limitation, (i) the approval of its consummation by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) in a definitive form; (ii) effectiveness of a registration statement on Form F-4 of StoneCo, in accordance with the US Securities Act of 1933; (iii) the approval, by the shareholders of Linx, of the (a) waiver of the application of Article 43 of the bylaws of Linx, related to the occasional obligation of STNE to perform a public offer of Linx as a result of the Transaction; (b) waiver of the adhesion of STNE to the Novo Mercado listing level of B3; and (c) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (iv) the approval, by the shareholders of STNE, of the (a) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (b) Redemption of Shares, as a subsequent and interdependent act of the Merger of Shares. The approval by the shareholders of Linx shall also require the approval of a majority of the shareholders that hold free float Company shares and attending the general shareholders' meeting of the Company that will deliberate on the Transaction, in accordance with the terms of the single paragraph of article 46 of the Novo Mercado Regulation, as well as the approval of at least half of the Company's voting shares, as per paragraph 2 of article 252 of the Brazilian Corporate Law.

The Joint Venture Agreement may be terminated in case certain conditions are not satisfied.

Exclusivity and Compensatory Fine

In accordance with the terms of the Joint Venture Agreement, the Company assumed an exclusivity commitment with the Stone Group to consummate the Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. In case a concurrent transaction with a third party is completed, the Company will be responsible to pay a compensatory fine to STNE of R$ 605 million.

If the Transaction is not approved by the shareholders of Linx in the general shareholders' meeting to be called, the Company will be required to pay to STNE a compensatory fine equivalent to 25% of the compensatory fine described in the paragraph above. If a concurrent transaction is accepted, approved or entered into by Linx or its shareholders with a third party and announced or disclosed up until the date of the abovementioned general shareholders' meeting and such a concurrent transaction is concluded in up to 12 months counted as of the date of such a shareholders meeting, the Company shall pay an additional compensatory fine to STNE equivalent to 75% of the compensatory fine described in the paragraph above.

In case the CADE approval for the Transaction is not obtained, STNE shall be obligated to pay a compensatory fine to Linx in an amount equivalent to R$ 605 million.

58

Linx S.A.

Notes to the interim financial information
June 30, 2020
(In thousands of Reais, unless otherwise indicated)

In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in an amount equivalent to R$ 605 million.

Other Commitments

For purposes of the Transaction, the founding shareholders of Linx, on the one side, and the controlling shareholders of STNE, on the other side, have entered into a Voting Commitment and Assumption of Obligations, which provides for the vote in the general shareholders' meeting in favor to approve the Transaction. Additionally, during the term of the Voting Commitment, the founding shareholders of Linx have committed not to transfer or in any form dispose of their shares of Linx, as the case may be.

In addition to the Joint Venture Agreement and to the Voting Commitment, and as a condition proposed by STNE as an essential element of the Transaction, STNE entered into compensated non-competition and non-solicitation commitments with founding shareholders that hold key management positions of the Company and a proposal to hire the current Chief Executive Officer of the Company to continue to render services to the Stone Group, in both cases with effects conditioned to the conclusion of the Transaction.

Up until the consummation date of the Transaction, the Companies will continue to operate independently.

Withdrawal Right

The Company informs that the Merger of Shares will trigger a withdrawal right to the dissenting shareholders of the Company. The details on the exercise of the withdrawal right, including the value of the reimbursement, will be communicated to the market in due course.

Alberto Menache
Chief Executive Officer

Antonio Ramatis Fernandes Rodrigues
Financial Vice-President

Úrsula Copi Peres
Accountant

59

TOTVS S.A.

Financial Statements for the fiscal years ended

December 31, 2019 and 2018

(A free translation of the original in Portuguese)

Contents

Management report and comments on company's performance 3

Independent auditor's report on the individual and consolidated financial statements 11

Audit Committee´s report 17

Financial statements 19

Statement of financial position 19

Statement of profit or loss 20

Statement of comprehensive income 21

Statement of changes in equity 22

Statement of cash flow 23

Statement of value added 24

Notes to the financial statements 25

1. The Company and its operations 25
2. Basis of Preparation and presentation of the financial statements 25
3. Signiticant accounting judgments, estimates and assumptions 34
4. Business Combination and acquisition of equity interest 36
5. Corporate restructuring 36
6. Financial instruments and sensitivity analysis of financial assets and liabilities 37
7. Cash and cash equivalents 42
8. Trade accounts receivable 43
9. Inventories 43
10. Taxes recoverable 44
11. Income taxes 44
12. Related-party balances and transactions 46
13. Other assets 47
14.Investments 48
15 .Property, plant and equipment 50
16. Intangible assets 52
17. Payroll and labor obligations 55
18. Tax liabilities 56
19. Loans and debts 56
20. Debentures 58
21. Liabilities due to investment acquisition 59
22. Provision for contingencies related to legal proceedings 59
23. Equity 64
24. Dividends and Interest on Equity 65
25. Share-based remuneration plan 67
26. Segment information 69
27. Earnings per share 69
28. Gross sales revenue 70
29. Expenses by nature 70
30. Financial income and expenses 71
31. Private pension plan – defined contribution 71
32. Insurance coverage 71
33. Subsequent event 72

Page 2 of 72

(A free translation of the original in Portuguese)

MANAGEMENT REPORT AND COMMENTS ON THE COMPANY'S PERFORMANCE

Dear Shareholders,

In compliance with applicable laws, TOTVS S.A., the leading developer and seller of management software, productivity and collaboration platforms, as well as consulting and related services in Brazil, hereby submits to its shareholders the Management Report and corresponding Financial Statements, accompanied by the independent auditor's report, for the fiscal years ended December 31, 2019 and 2018, prepared in accordance with the accounting practices adopted in Brazil.

MESSAGE FROM THE BOARD

Expectations around a new government and its proposed liberal agenda gave rise to bright prospects for the Brazilian economy early in the year. Even though some forecasts did not materialize as expected, 2019 represented a period of significant advances for Brazil's economic recovery.

For TOTVS, 2019 was marked by the successful CEO succession process, the consolidation of a new cycle of growth and the implementation of TOTVS' new strategic pillars and guidelines. We work incessantly to achieve increasingly solid and consistent results and to continue driving our clients' operations, helping them to innovate, grow and perpetuate their businesses and to script new success stories in all corners of Brazil.

One of the pillars was the review of the M&A strategy, with the focus on identifying opportunities to create value for the Company and its shareholders. As a result, in May we held a follow-on offering of shares, raising R$1.067 billion, earmarked for new investments over the next 2 to 3 years, of which we have already allocated nearly 60% to the acquisitions of Supplier and Consinco, aimed at entering new markets and strengthening our core business.

In this same context, other points worth highlighting are the divestment of hardware operations in order to focus the attention of our teams and resources on the software operation; and the creation of the Techfin business division dedicated to the application of technology and smart use of data to simplify, expand and cheapen our clients' access to credit and other financial services.

Finally, we continue to make progress in our Governance structure, the highlights being improvements made to the Integration and Continuing Education Program and Board Evaluation Process; creation of the Integrity Program, further underlining our commitment to a more ethical and morally upright market; and the revision of corporate policies on subjects such as Risk Management and Internal Controls, Information Security, Securities Trading, Treasury Management, and Credit and Collections. These initiatives strengthen our values and their dissemination throughout the Company's production chain.

TOTVS is driven by the transforming power of technology and the simplicity to drive results. We will continue to help our clients to be increasingly efficient and competitive in their businesses, allowing them to access innovative solutions in a unique ecosystem.

We believe we are on the right path, focused on sustainable growth and business expansion. 2019 was a memorable year, but we believe that 2020 has everything in it to be even better.

Laércio Cosentino, Chairman of the Board

Page 3 of 72

(A free translation of the original in Portuguese)

MESSAGE FROM THE CEO

The year 2019 marked the start of a new chapter in the story of success, pioneering spirit and leadership of TOTVS. We successfully completed the challenging succession process at one of the world's largest management software companies, preserving the legacy of the company's founder, who remains supporting the Company as the Chairman of the Board. We will keep the same premise that guided us since the very beginning: innovation, entrepreneurship and determination; relying on technology as the driver of competitiveness and productivity in the country; and working daily to offer the best solutions and increasingly more digital experiences to our clients.

The balance sheet for the period was positive. We had another year of revenue growth, driven by the acceleration of initiatives that were in progress throughout 2018, fueled by the establishment of new fronts and strategic guidelines.

We divested the hardware operations, returning our focus exclusively on software; we gave priority to products that generate recurring revenue and to keeping an eye on new business opportunities, we implemented changes in the commercial structure, such as improving relations with franchises and making adjustments to sales incentives for recurring and non-recurring solutions.

As a result, Recurring Revenue registered double-digit growth in all quarters, closing the year at over R$1.7 billion, corresponding to more than 75% of Total Net Revenue and an organic growth of 11.8% from 2018. This performance as well as high Renewal Rates – close to 99% per quarter – and increased client satisfaction are the pillars of our business model.

Total Net Revenue ended the year at R$2.3 billion, up 8.1% from the previous year. This acceleration, coupled with the scalability that the software business provides and disciplined cost and expense management, led to a 35% growth in EBITDA, equivalent to an increase of 420 basis points[(1)] in Adjusted EBITDA Margin, which ended 2019 at 20.6%[(1)]. This performance underscores the revenue growth trend and the consolidation of EBITDA Margin expansion.

Together with the improved operational and financial performance, the success of the follow-on offering in May enabled us to launch a new investment cycle, both in the *core* business of management systems and in new growth avenues. The organic creation of our Techfin team, the acquisition of Supplier and the joint venture with VTEX were the initial steps in this direction towards building an ecosystem aimed at expanding our portfolio and advancing further in the value chain of our clients. Towards the close of the year, we took an important step towards strengthening our position in the Retail segment, especially in the Supermarket vertical, with the acquisition of Consinco.

We could experience and share this positive moment while meeting our clients at the return - after a 4-year gap - of TOTVS Universe, in an event that had more than 4,500 participants per day, 60 exhibitors, 200 hours of scheduled events, 250 activities and renowned technology professionals.

In the same vein, in response to renewed interest at TOTVS, our IR department and other executives held numerous meetings with investors and shareholders during the whole of last year and 2020 begins with the return of our Investor Day, which will be held on February 17 at our head office in São Paulo.

Our inclusion in the Ibovespa index early this year made TOTVS the first technology company to figure in Brazil's most important stock market index. This achievement reflects TOTVS' leadership and the recognition of the moment that we are going through, thanks to our strategy, operational execution and corporate governance.

Page 4 of 72

(1) Excluding the effect of IFRS 16, Adjusted EBITDA Margin is 18.7% (+230 bps vs. 2018)

(A free translation of the original in Portuguese)

We have been working constantly to strengthen our employer brand, fully knowing that attracting and retaining talent are the key ingredients to build a solid company. The findings of our annual engagement survey showed us that we are on the right path, with 89% of TOTVERS feeling very proud to work at TOTVS and 92% believing in the Company's potential for success. This is reflected in the hashtag created by TOTVS after TOTVS Universe: #thegiantisback.

For 2020, we have the challenge of continuing to build an ecosystem of solutions covering 3 dimensions: (i) Management – with our portfolio of open, connected and customizable ERP, HR and Verticals solutions and platforms; (ii) Techfin - expanding, simplifying and cheapening access to credit and other financial services; and (iii) Business Performance – building a portfolio that helps our clients to sell more and better. Artificial Intelligence, machine learning and cloud are the tools for us to implement this strategy of opening new markets and advancing further in the value chain of our clients.

Lastly, the launch of a new campaign is recovering our media presence and repositioning ourselves vis-à-vis all our stakeholders. "TOTVS BELIEVES IN A BRAZIL THAT GETS THINGS DONE" is much more than a motto. We are very proud of all that we have built so far and of our legacy for society, supporting the growth of thousands of businesses and entrepreneurs nationwide through technologies that simplify the business world, going far beyond ERP. We want to show our genuine commitment and strength in democratizing access to cutting-edge technology to companies of all sizes and segments, helping them to succeed and overcome their challenges and to drive the nation's sustainable growth.

That is the force that drives us: Believing in a Brazil that GETS THINGS DONE and which that innovates and produces, being an important business partner for our thousands of clients.

Dennis Herszkowicz, CEO

ECONOMIC SCENARIO

Global economic performance slowed down due to the high volatility of international financial markets and was marked by intense episodes of instability, especially in the US-China trade war, street protests in Chile and Ecuador, ouster of the president in Bolivia and the return of Kirchnerism in Argentina.

In Brazil, these external factors adversely affected the exchange rate, with the US dollar reaching its peak in the last 10 years and the Brazilian real depreciating sharply. There were expectations that, with the approval of the oil mega-auction and the review of agreements held by Petrobrás related to transfer of exploration rights for consideration, there would be an influx of capital that would ease the pressure on the Brazilian real. However, the auction did not attract much foreign capital and Petrobrás acquired most of the lots.

On the economic front, Brazil's GDP should grow once again at a modest pace (forecast: 1.2%), but maintaining the positive historical trend since 2016. Regarding inflation, the IGP-M index registered sharp monthly variation during the year to close with an increase of 7.3%, while the IPCA index stood at 4.31%, 0.56 percentage points above the 3.75% posted in 2018. As for monetary policy, the Selic rate started the year at 6.5% and was cut four times to end the year at an all-time low of 4.5%.

This scenario boosted the huge demand for floating-rate investments, which had a positive impact on the capital markets, with Ibovespa breaking a series of historical records in 2019 to reach 115,000 points, representing a year-on-year increase of 31.6%. According to data from the UN Conference on Trade and

Page 5 of 72

(A free translation of the original in Portuguese)

Development (UNCTAD), Brazil was the 4th most popular destination for foreign investments in the year, receiving US$75 billion in 2019, compared to US$60 billion in 2018, up 26% in the period.

In Brazil, the period was marked by the first year of the Bolsonaro government, which, despite lacking a stable base in the parliament, managed to approve matters of importance to for the country, such as the pension reform, which is expected to save around R$855 billion over 10 years, almost twice that was forecast by the reform bill presented by the Temer government.

There was another important signal to the market through the Provisional Presidential Measure (MP) on Economic Freedom, which loosened labor regulations, created the electronic work card and cut down the red tape in the issue of licenses and permits; and the Green and Yellow MP which, even though still underway in the Congress, is already in force and aims to create around 4 million jobs by 2022 and reduce the high unemployment rate among youth. These measures were announced in order to spur economic growth and reduce unemployment, which closed 2019 at 11.9% - still high but already on a downward path.

These actions, coupled with the drop in delinquency rates, high domestic market consumption potential, better interest rates and inflation under control should continue to encourage the return of investments and strengthen the pace of hiring in the country. Finally, the current scenario is positive and there are bright prospects for Brazil's economic growth. Simplification, reduction of bureaucracy, as well as driving efficiency and entrepreneurship must be the elements that continue to guide Brazil on its path of new growth cycles.

CONSOLIDATED OPERATING AND FINANCIAL PERFORMANCE

Net Revenue – in the annual comparison, Net Revenue continued the growth trend, expanding 8.1% between 2018 and 2019. This growth was mainly driven by the double-digit growth in Recurring Revenues in all the quarters in 2019, accounting for 75.3% of the year's Net Revenue. This growth, however, was slowed down by the decline in Non-recurring Revenues, of 7.1% in 4Q19 and 2.0% in 2019.

Recurring Revenue – the higher pace of sales to both existing and new clients, coupled with the inflation adjustments and maintenance of the Customer Renewal level above 98% throughout 2019, led Recurring Revenue growth to be above double-digits in all quarters of 2019, closing the year up 11.8% from 2018. Annual Recurring Revenue (ARR) proves this growth, with net addition of R$59.7 million, increasing from R$1.860 billion to R$1.920 billion in the period.

4T19 vs. 3T19 = 3,2%
4T19 vs. 4T18 = 10,8%
1.733,3
+55,8
1.766,2
+33,0
1.816,0
+49,8
1.860,6
+44,6
1.920,3
+59,7
4T18
1T19
2T19
3T19
4T19
Adição Líquida de ARR

Taxa de Renovação

4T18	1T19	2T19	3T19	4T19
98,6%	98,1%	98,7%	98,9%	98,3%

Non-Recurring Revenues – License Revenues grew 20.4% compared to 2018, stemming from the higher sales volume since the start of the year. Despite this performance of License Revenue, Non-Recurring Revenues decline both in relation to 4Q18 and 2018, due to the decrease in Non-Recurring Services Revenue throughout the year. This decrease in non-recurring services in the year is mainly due to the higher share of franchises in sales volume and the increase in sales volume of solutions with lower demand for services, especially those sold in the subscription and cloud models. We believe that these reductions also reflect an effort to make TOTVS solutions lighter and more accessible to customers.Par

Page 6 of 72

(A free translation of the original in Portuguese)

Costs - Comparing 2019 with 2018, the increase in Net Revenue and maintenance of cost levels led Gross Margin to grow 240 basis points to 67.4%.

Research & Development – this line mainly reflects the greater efficiency in R&D investments and higher investments in 2018 related to changes in tax laws during the period. This gain from the efficient allocation of investments can be noted in the annual comparison, with such expenses falling from 18.1% of Net Revenue in 2018 to 17.4% in 2019. This decrease is even more significant when the following are considered: (i) higher provision for bonus due to the achievement of the year's targets; (ii) higher provision for the share-based Long-Term Incentive Plan (ILP); (iii) the establishment of the Techfin team.

Selling and Marketing Expenses – Comparing 2019 with 2018, the growth in this line's share of Revenue was just 30 basis points, corresponding to 18.6% of Net Revenue, mainly due to: (i) the increase in sales volume through franchises; (ii) the extraordinary impact of R$2.1 million on expenses with terminations due to the adjustment of the sales team, despite the higher provision for ILP in the year.

Allowance for Doubtful Accounts - In the annual comparison, it declined 23.1% from 2018, reaching 1.2% of the Revenue. Such declines in this provision are due to the reduction in the churn rate and the overall delinquency levels in our client base, which can also be partly attributed to the increased share of recurrent revenues in the Company's Revenue.

General and Administrative Expenses and Provision for Contingencies – In 2019, as a percentage of Revenue, these expenses declined by 40 basis points compared to 2018, adversely affected by: (i) expenses of R$2 million with M&As in the period; (ii) R$1.6 million with extraordinary expenses related to layoffs; (iii) the increase in the provision for bonus; and (iv) the provision for granting shares in 2Q19 as per the Long-Term Incentive Plan (ILP).

Other Operating Income (Expenses) – this line was affected in 2019 by the reversal of the earn-out provision of R$3.7 million, related to the acquisition of equity interest in RJ Participações and the positive effect of R$11.7 million by the sale of CiaShop to VTex.

RESULT AFTER EBITDA

Depreciation and Amortization Expenses – depreciation expenses increased 84.0% from 2018, mainly due to the adoption of IFRS 16 in the period. Amortization expenses, on the other hand, fell in the year-on-year comparison due to the end of the amortization of assets obtained from the acquisitions made in previous years.

Financial Result – the Financial Result in 2019 was mainly impacted by: (i) the increase in Financial Income derived from the investment of the proceeds from the follow-on offering and cash flow generation; and (ii) the reduction in gross debt, partially offset by financial expenses resulting from the adoption of IFRS 16 on rent agreements held by the Company.

Income Tax and Social Contribution - In the annual comparison, the higher Interest on Equity, coupled with expenses with share issue, led to a total decline of 380 basis points in relation to 2018.

Adjusted Net Income - Comparing 2019 with 2018, the growth in EBITDA, linked to the decrease in negative financial result and the drop in the Effective Rate, even while negatively affected by Depreciation and Amortization, resulted in an 83.9% growth in Adjusted Net Income.

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Adjusted EBITDA(*) totaled R$469,742 thousand in the year, up 35.4% from 2018, as shown in the table below:

	Consolidated		
	2019	2018	Change
Net Income	**210,648**	**60,643**	**247.3%**
Equity pick-up	*248*	*517*	*-52.0%*
Income tax and social contribution	*70,111*	*46,940*	*49.4%*
Financial income (loss)	*1,177*	*40,462*	*-97.1%*
Depreciation and amortization	*147,033*	*122,291*	*20.2%*
EBITDA	**429,217**	**270,853**	**58.7%**
Extraordinary expenses with layoffs	*10,547*	-	100.0%
M&A expenses	*2,201*	-	100.0%
Provisions – Non-cash	*(3,732)*	*(6,006)*	-37.9%
Partner's software	-	*4,250*	-100.0%
Loss from discontinued operations	*43,268*	*77,092*	-43.9%
Loss (gain) on asset write-off	*(11,759)*	*824*	-1527.1%
ADJUSTED EBITDA	**469,742**	**347,013**	**35.4%**

In the annual comparison, despite the significantly higher provision for Bonus and ILP than in the same period last year, Net Revenue grew 35.4% on Adjusted EBITDA, which closed the year with EBITDA Margin of 20.6%, an increase of 420 basis points (or 230 basis points ex-IFRS 16 impact).

(*) Adjusted EBITDA is a non-accounting measure used by the Company and consists of net income from the period plus income tax, financial expenses net of financial income, and depreciation and amortization.

CAPITAL MARKETS

TOTVS ended 2019 with capital stock of R$1,382,509 thousand. At the end of 2019, the capital stock of the Company was composed of 192,637,727 common shares, with 85.0% being free float, of which 98.4% was held by institutional investors and 64.7% by foreign investors.

Free float is calculated as the total number of Company shares, excluding shares owned by Management and related persons, and treasury stock.

In 2019, TOTVS stock (B3:TOTS3) gained 137.8%, while the Bovespa Index (Ibovespa) rose 31.6%. Average financial volume in 2019 stood at R$61.7 million/day, compared to R$16.0 million/day in 2018.

Interest on equity for 2019: On August 5, 2019, the Board of Directors approved the payment of interest on equity of R$36,224 thousand to its shareholders related to the first half of 2019, for which shareholders of TOTVS on record as of August 12, 2019, were entitled to the payment. The interest on equity was paid on October 10, 2019.

On December 18, 2019, the Board of Directors approved the payment of interest on equity for the second half of 2019, totaling of R$43,857 thousand. Shareholders of TOTVS on record as of December 23, 2019, were entitled to interest on equity. The interest on equity will be paid on May 20, 2020.

The interest on equity for fiscal year 2019 was calculated towards the minimum mandatory dividend in accordance with Article 39 of the Bylaws of TOTVS.

Interest on equity for 2018: On July 25, 2018, the Board of Directors approved the payment of interest on equity of R$14,708 thousand to its shareholders related to the first half of 2018, for which shareholders of

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TOTVS on record as of August 1, 2018, were entitled to the payment. The interest on equity was paid on October 3, 2018.

On December 21, 2018, the Board of Directors approved the payment of interest on equity for the second half of 2018, totaling of R$13,076 thousand. Shareholders of TOTVS on record as of December 28, 2018, were entitled to interest on equity. The interest on equity will be paid on May 9, 2019.

The interest on equity for fiscal year 2018 was calculated towards the minimum mandatory dividend in accordance with Article 39 of the Bylaws of TOTVS.

Dividends for 2018: Proposed by the Board of Directors on July 25, 2018, dividends relating to the first half of 2018 totaled R$17,997 thousand and were paid to shareholders of TOTVS on record as of August 1, 2018. The dividends were paid on October 3, 2018.

CORPORATE GOVERNANCE

Novo Mercado: TOTVS was the first Brazilian software company to join the segment that meets the highest corporate governance standards of the B3 S.A. – Brasil, Bolsa, Balcão (B3).

Management: TOTVS' Board of Directors is composed of 9 members, 8 of them independent members, in accordance with Novo Mercado regulations. The Executive Board of the Company consists of 7 officers. The list of names, positions and a brief resume of the directors and executive officers is available in the Company´s Reference Form and on its website (ri.totvs.com.br).

Audit Committee: It is an advisory body to the Board of Directors whose mission is to monitor, evaluate and ensure the best execution of processes, management of internal and external audit, risk management mechanisms and controls and the consistency of financial policies with the strategic guidelines and risk profile of the business. The committee currently has three independent members, elected by the Board of Directors, and is chaired by an independent director.

Personnel and Remuneration Committee: Assists the Board of Directors in defining the compensation and benefits policies for directors and executive officers. The Personnel and Compensation Committee has three independent members, elected by the Board of Directors, and is chaired by an independent director.

Governance and Nomination Committee: Formed by three members of the Board of Directors, two of whom are independent, its key responsibilities include promoting improvements in the Company's corporate governance, evaluating the adoption of best practices and selecting and nominating members of the Board of Directors.

Strategy Committee: composed of five members of the Board of Directors, four of whom are independent, its main duties are to analyze and discuss issues that make the construction of the Future Vision, the Strategic Planning feasible and to evaluate the real capacity of delivery of the same by the Company.

Arbitration: According to Novo Mercado Regulations and the Bylaws of the Company , the controlling shareholder, managers, the Company and Audit Board members should undertake to settle all and any dispute or controversy arising from or relating to Novo Mercado Regulations, the Novo Mercado Adhesion Agreement, Arbitration Clauses, especially, regarding its application, validity, effectiveness, interpretation, breach and their effects, through arbitration. Disputes regarding the sale of the Company's control shall also be resolved through arbitration.

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Management Statement: In accordance with subparagraph VI, Article 25 of CVM Instruction 480/09, the executive officers of TOTVS hereby declare that they discussed, reviewed and agreed with the opinions expressed in the independent auditors' report and the financial statements for the fiscal year ended December 31, 2019.

RELATIONSHIP WITH INDEPENDENT AUDITORS

The Company's policy on engaging services not related to external audit by independent auditors is grounded on the principles that preserve their autonomy. These principles consist of internationally accepted standards, namely: (a) auditors must not audit their own work; (b) auditors must not exercise management functions at their clients; and (c) auditors must not create conflicts of interest with their clients.

Procedures adopted by the Company pursuant to item III, article 2 of CVM Instruction 381/03: The Company and its subsidiaries adopt as a formal procedure, before contracting professional services other than those related to external audit, to consult the independent auditors to ensure that the provision of these services does not affect the independence and objectivity required for the performance of independent audit services, as well as obtaining approval from their Audit Committee. In addition, formal declarations are requested from the auditors regarding their autonomy in executing services not related to audit.

Other services were provided in addition to those related to the audit of the financial statements in 2019, mainly connected to the follow-on offering in May 2019. The fees for these services totaled R$1,661 thousand and corresponded to 52.0% of total fees related to external audit.

ACKNOWLEDGEMENTS

We thank all those who contributed to the success of TOTVS in 2019, especially our clients, employees, partners and shareholders.

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A free translation from Portuguese into English of Individual and Consolidated Interim Financial Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB and consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

INDEPENDENT AUDITOR'S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

Opinion

We have audited the individual and consolidated financial statements of TOTVS S.A. ("Company"), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2019 and the statements of profit or loss, of comprehensive income, of changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of TOTVS S.A. as at December 31, 2019, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants the professional standards issued by the Brazil's National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

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We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Revenue recognition

Revenue recognition involves dependence on the proper operation of information technology systems and their respective internal controls to ensure that all services rendered have been correctly measured and properly recorded within the appropriate accounting period, including unbilled revenues from services rendered. Service and software revenues have different performance obligations and are recognized based on the schedule for the execution of services contracted and when there is a valid expectation of receipt from the customer. The revenues earned by the Company and its subsidiaries and their respective recognition criteria in P&L are disclosed in Note 2.4.h.

The monitoring of this matter was deemed significant to our audit, in view of the involvement of the information technology infrastructure and the assurance of the integrity of information extracted from the billing systems and used as essential elements for the purpose of calculating the revenues and their correct recognition by the Company, therefore, we consider our procedures in this area one of the key audit matters.

<u>How our audit addressed this matter</u>

As part of our audit procedures performed, among others, we highlight:

- Internal control test of the general information technology control environment established by the Company, which includes controls over access management and changes onto the systems. We found deficiencies in the design of the internal controls associated with granting user access and management of operation of the revenue-related system;
- Inspection of unbilled earned revenue milestones, in addition to inquiries of management on possible month-to-month variations in the amount of unbilled revenues recognized at the end of the year;
- Documental tests for a sample of transactions in the revenue account, taking into consideration aspects of significance and unpredictability in our sampling, as well as testing the integrity of information extracted from the billing systems.

The deficiencies in the design of the Company's internal controls, as mentioned above, changed our assessment as to the nature, timing and extent of our substantive procedures designed to obtain sufficient and appropriate audit evidence regarding revenues, since we concluded on the operational ineffectiveness of such general information technology controls throughout the year.

Based on the results of the audit procedures performed, including the additional procedures designed and applied in view of the deficiency in the above-mentioned controls, which are consistent with management's assessment, we consider that the criteria for revenue recognition and measurement, as well as the respective disclosures in the explanatory notes, are acceptable in the context of the overall financial statements.

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Goodwill impairment analysis

The Company has a balance of goodwill in the statement of financial position as at December 31, 2019 of R$622,331 thousand in the consolidated (Note 16 to the financial statements). The Company performed a goodwill impairment test for each cash-generating unit to check whether its recoverable amount was lower than its carrying amount.

This test is performed based on the business plan and cash flow projections approved by the Board of Directors. The assumptions used in this procedure are disclosed in Note 16.2.

The monitoring of this matter was deemed significant to our audit, since the process of evaluating the recoverability of goodwill is complex and involves a high degree of subjectivity, and it is based on various assumptions, among them: revenue, cost and operating expenses, discount rate and perpetuity growth rates. These assumptions may be materially affected by the market conditions or future economic scenarios of Brazil that may not be confirmed in the future.

<u>How our audit addressed this matter</u>

Our audit procedures included, among others:

- Evaluation of the criteria used to identify and measure the recoverable amount of the entity's cash-generating units;
- Analysis of internal and external information that could indicate significant impairment of the assets;
- With the assistance of our corporate finance experts, we evaluated the key assumptions adopted in the discounted cash flows used by management, including expectations of revenue growth, costs and expenses, discount rate and profit margins as well as sensitivity analysis;
- Involvement of most experienced audit professionals in defining the test strategy, evaluating the audit supporting documentation and supervising the audit procedures performed;
- We compared the budgets of the entity prepared and approved in the prior year with their actual amounts calculated in order to evaluate the historical accuracy of the budgeting process;
- In addition, we compared the recoverable amount calculated based on the discounted cash flows, per cash-generating unit, with their respective accounting balances and we assessed the adequacy of the disclosures made in the financial statements.

Based on the audit procedures performed in the goodwill impairment test, which are consistent with management's assessment, we consider that the impairment criteria and assumptions adopted by management, as well as the respective disclosures in Note 16, are acceptable in the context of the overall financial statements.

Other matters

Statements of value added

The individual and consolidated statements of value added for year ended December 31, 2019, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company's financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined byNBC TG 09 - Statement of Value Added. In our opinion, these statements of value added were

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prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The

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risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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São Paulo, February 10, 2020

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AUDIT COMMITTEE'S REPORT

In accordance with its Charter approved by the Board of Directors on March 11, 2019, the Audit Committee is entrusted with conducting and managing internal and external audit, the mechanisms and controls related to risk management and the alignment of financial policies with the strategic guidelines and risk profile of the business, as well as ensuring the quality and integrity of the Company's financial statements, making recommendations to Management regarding the approval of financial reports and any actions to improve internal controls and reduce risks.

The Committee met ordinarily ten times and extraordinarily twice during 2019 and, at the meeting held on February 5, 2020, discussed and analyzed the financial statements for December 31, 2019. All the members attended all the meetings.

The topics and matters discussed for recommendations to the Board and Board of Executive Officers included: (i) Independent Audit (renewal of audit services agreement; key conclusions in quarterly reviews and opinion on financial statements for 2019; weaknesses, deficiencies and recommendations for improvement pointed out in the internal controls report; preliminary and final results for issue of the ISAE 3402/2019 report); (ii) Internal Audit (risk matrix and audit schedule for the 2019/2020 cycle; audit reports issued for own units and franchises); (iii) Internal Controls, Corporate Risk Management, Compliance and Ombudsman for Clients (mapping of processes, key controls and indicators; management of priority risks; improvement of general information technology controls; access profiles and segregation of functions; client experience project; monitoring of agile methodology in the Company; services management project (PSA); action plans of the integrity program; adoption of compliance policies and practices by managers and employees; results of the Net Promoter Score survey); (iv) Financial management, Provisions and Indicators (credit analysis policy, collection procedures and estimates of allowance for loan losses; financial management of software business and sale of hardware operations in Brazil and in the international market; compliance with CVM Resolution 594/2009; main lawsuits and management's judgment on possible outcomes; evolution of the controls environment in the legal department; annual impairment tests; recoverability of deferred tax assets; assessment of topics discussed by the Tax Affairs Commissions; recommendation of approval by the Board of Directors of quarterly and annual financial statements; proposals of interest on equity and dividends; notices, material facts and results presentations; initiatives and operations involving mergers and acquisitions, holding of Debentureholders Meeting and merger of wholly-owned subsidiaries; and primary public offering with restricted efforts of shares issued by the Company); and (v) Corporate Governance (update of Reference Form; crisis management plan; recommendation of approval by the Board of Directors and dissemination of corporate policies; activities of the Ethics and Conduct Commission, evaluation of complaints received through the channel, investigations conducted and measures taken; change in the Code of Ethics and Conduct; impacts of the General Data Protection Law and monitoring of actions and measures taken by the Company; management and aspects of governance of the franchise network; and related-party transactions).

Annual Financial Statements of 2019:

The members of the Audit Committee of TOTVS S.A., in the exercise of their legal responsibilities and powers, pursuant to the Charter of the Audit Committee, examined and analyzed the financial statements, as well as the preliminary report from independent auditors and the annual report from Management for the fiscal year ended December 31, 2019 ("Annual Financial Statements for 2019") and, considering the information provided by Management of the Company and by Ernst & Young Auditores Independentes S.S., as well as the proposed allocation of the earnings from fiscal year 2019, unanimously concluded that these adequately reflect, in all relevant aspects, the equity and financial position of the Company and its subsidiaries,

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and recommended that the Board of Directors of the Company approve said documents and submit them to the Annual Shareholders Meeting, in accordance with the Brazilian Corporations Law.

São Paulo, February 5, 2020

Gilberto Mifano
Coordinator of the Audit Committee and member of the Board of Directors

Mauro Rodrigues da Cunha
Member of the Audit Committee and the Board of Directors

Paulo Sergio Caputo
Member of the Audit Committee and the Board of Directors

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TOTVS S.A.

Statement of financial position as at December 31, 2019 and 2018

(In thousands of reais)

	Parent Company		Consolidated	
Assets	2019	2018	2019	2018
Current assets	**1,440,458**	**576,321**	**2,004,275**	**1,020,134**
Cash and cash equivalents (Note 7)	1,106,888	228,571	1,538,156	452,799
Marketable securities (Note 21)	23,217	23,477	25,278	44,909
Trade accounts receivable (Note 8)	332,554	337,186	453,118	504,056
Provision for expected credit losses (Note 8)	(79,712)	(88,515)	(102,123)	(118,518)
Inventories (Note 9)	-	-	-	41,531
Taxes recoverable (Note 10)	20,893	23,314	29,662	38,817
Other assets (Note 13)	36,618	52,288	60,184	56,540
Noncurrent assets	**1,962,475**	**1,621,436**	**1,531,652**	**1,371,143**
Marketable securities (Note 21)	-	-	1,987	5,334
Trade accounts receivable (Note 8)	29,695	18,723	31,627	19,890
Receivables from related parties (Note 12)	12	3,956	-	-
Taxes recoverable (Note 10)	-	-	-	236
Deferred income and social contribution taxes (Note 11.2)	50,330	45,845	100,380	125,124
Financial assets (Note 6.2)	-	-	71,955	69,171
Judicial deposits (Note 22)	48,642	51,171	65,059	65,965
Other assets (Note13)	56,919	20,931	57,395	26,340
Investments (Note 14)	1,039,918	920,317	3,120	3,129
Property, plant and equipment (Note 15)	370,339	177,858	389,432	198,826
Intangible assets (Note 16)	366,620	382,635	810,697	857,128
Total assets	**3,402,933**	**2,197,757**	**3,535,927**	**2,391,277**

	Parent Company		Consolidated	
Liabilities and equity	2019	2018	2019	2018
Current liabilities	**608,254**	**549,151**	**705,552**	**709,612**
Payroll and labor obligations (Note 17)	144,399	125,943	193,472	174,874
Trade accounts payable	50,772	71,343	63,821	113,907
Taxes payable (Note 18)	40,192	32,577	55,203	47,466
Commissions payable	40,405	35,721	46,035	43,166
Dividends payable (Note 24)	44,579	13,737	44,579	13,902
Loans and debts (Note 19)	44,322	155,278	55,623	166,154
Debentures (Note 20)	202,973	77,319	202,973	77,319
Liabilities from acquisition of investments (Note 21)	30,493	30,752	32,554	59,597
Other liabilities	10,119	6,481	11,292	13,227
Noncurrent liabilities	**317,465**	**361,564**	**351,966**	**393,445**
Loans and debts (Note 19	185,786	28,914	192,080	35,317
Debentures (Note 20)	-	199,869	-	199,869
Payables to related parties (Note 12)	-	24	-	-
Provision for contingencies related to legal proceedings (Note 22)	116,061	117,780	131,521	127,792
Liabilities from acquisition of investments (Note 21)	-	-	10,758	15,464
Other liabilities	15,618	14,977	17,607	15,003
Equity (Note 23)	**2,477,214**	**1,287,042**	**2,478,409**	**1,288,220**
Capital	1,382,509	1,041,229	1,382,509	1,041,229
Treasury shares	(62,531)	(70,026)	(62,531)	(70,026)
Capital reserves	875,979	169,907	875,979	169,907
Other comprehensive income	22,051	20,704	22,051	20,704
Income reserve	234,389	125,228	234,389	125,228
Proposed dividends	24,817	-	24,817	-
Noncontrolling interests	**-**	**-**	**1,195**	**1,178**
Total liabilities and equity	**3,402,933**	**2,197,757**	**3,535,927**	**2,391,277**

The accompanying notes are an integral part of these financial statements.

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TOTVS S.A.
Statements of profit or loss
Years ended December 31, 2019 and 2018
(In thousands of reais, except by the earnings per share)

	Parent Company		Consolidated	
	2019	2018	2019	2018
Software revenue	1,630,722	1,558,113	2,282,124	2,111,160
Cost of software	(549,991)	(555,505)	(743,855)	(739,210)
Gross profit	**1,080,731**	**1,002,608**	**1,538,269**	**1,371,950**
Operating income (expenses)				
Research and development	(273,155)	(276,150)	(397,824)	(382,078)
Selling and marketing expenses	(330,128)	(301,406)	(423,997)	(386,150)
General and administrative expenses	(198,966)	(197,365)	(239,791)	(228,165)
Depreciation and amortization (Notes 15 and 16)	(118,346)	(93,774)	(147,033)	(122,291)
Provision for expected credit losses (Note 8)	(19,066)	(24,226)	(28,434)	(36,992)
Other net operating income (expenses)	18,709	9,040	24,262	9,381
Income before financial effects and equity pickup	**159,779**	**118,727**	**325,452**	**225,655**
Finance income (Note 30)	55,881	25,218	69,312	37,895
Finance expenses (Note 30)	(58,423)	(67,930)	(70,489)	(78,357)
Equity pick-up (Note 14)	104,718	65,501	(248)	(517)
Income before income tax and social contribution	**261,955**	**141,516**	**324,037**	**184,676**
Income tax and social contribution - current	(15,357)	(3,180)	(54,628)	(41,978)
Income tax and social contribution - deferred	6,466	(1,696)	(15,483)	(4,963)
Total of Income tax and social contribution (Note 11)	**(8,891)**	**(4,876)**	**(70,111)**	**(46,941)**
Net income from continuing operations	**253,064**	**136,640**	**253,916**	**137,735**
Net loss from discontinued operations	**(43,268)**	**(77,092)**	**(43,268)**	**(77,092)**
Net income for the year	**209,796**	**59,548**	**210,648**	**60,643**
Net income attributable to controlling shareholders	**209,796**	**59,548**	**209,796**	**59,548**
Net income attributable to non-controlling interest	-	-	**852**	**1,095**
Basic earnings per thousand shares (in Reais)	1.1605	0.3644	1.1605	0.3644
Diluted earnings per thousand shares (in Reais)	1.1504	0.3614	1.1504	0.3614

The accompanying notes are an integral part of these financial statements.

Page 20 of 72

(A free translation of the original in Portuguese)

TOTVS S.A.
Statements of comprehensive income
Years ended December 31, 2019 and 2018
(In thousands of Reais)

	Parent Company		Consolidated	
	2019	2018	2019	2018
Net income for the year	**209,796**	**59,548**	**210,648**	**60,643**
Cumulative adjustment for currency exchange	2,291	18,976	2,291	18,976
Actuarial loss	(944)	-	(944)	-
Other comprehensive income	**1,347**	**18,976**	**1,347**	**18,976**
Comprehensive income for the year	**211,143**	**78,524**	**211,995**	**79,619**
Net income for the year attributable to controlling shareholders	-	-	211,143	78,524
Attributable to non-controlling interest	-	-	852	1,095

The accompanying notes are an integral part of these financial statements.

Page 21 of 72

TOTVS S.A.

(A free translation of the original in Portuguese)

Statements of changes in equity

Years ended December 31, 2019 and 2018

(In thousands of reais)

		Capital Reserves		Profits Reserves								
	Capital	Premium on acquisition from non-controlling	Capital	Legal	Retained profits	Treasury shares	Other comprehensive income	Retained earnings	Proposed additional dividend	Equity	Non-controlling interests	Consolidated equity
Balance at December 31, 2017	**989,841**	**(25,518)**	**190,597**	**84,019**	**86,780**	**(71,495)**	**1,728**	**-**	**5,442**	**1,261,394**	**183**	**1,261,557**
Capital transactions with partners												
Capital increase	51,388	-	-	-	(51,388)	-	-	-	-	-	373	373
Stock option plan	-	-	6,297	-	-	-	-	-	-	6,297	-	6,297
Dividends of previous year	-	-	-	-	-	-	-	-	(5,442)	(5,442)	(294)	(5,736)
Dividends	-	-	-	-	-	-	-	(17,978)	-	(17,978)	(164)	(18,142)
Interest on equity	-	-	-	-	-	-	-	(27,785)	-	(27,785)	-	(27,785)
Treasury shares	-	-	(1,469)	-	-	1,469	-	-	-	-	-	-
Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance CPC 47 / CPC 48	-	-	-	-	-	-	-	(7,968)	-	(7,968)	(15)	(7,983)
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**18,976**	**59,548**	**-**	**70,524**	**1,078**	**71,636**
Net income for the year	-	-	-	-	-	-	-	59,548	-	59,548	1,095	60,643
Cumulative adjustment for currency exchange	-	-	-	-	-	-	18,976	-	-	18,976	-	18,976
Reserves set up	**-**	**-**	**-**	**2,977**	**2,840**	**-**	**-**	**(5,817)**	**-**	**-**	**-**	**-**
Balance at December 31, 2018	**1,041,229**	**(25,518)**	**195,425**	**86,996**	**38,232**	**(70,026)**	**20,704**	**-**	**-**	**1,287,042**	**1,178**	**1,288,220**
Capital transactions with partners												
Capital increase	341,280	-	696,278	-	-	-	-	-	-	1,037,558	-	1,037,558
Stock option plan	-	-	13,504	-	-	-	-	-	-	13,504	-	13,504
Dividends of previous year	-	-	-	-	-	-	-	-	-	-	(494)	(494)
Dividends	-	-	-	-	-	-	-	(24,817)	24,817	-	(354)	(354)
Interest on equity	-	-	-	-	-	-	-	(80,081)	-	(80,081)	-	(80,081)
Treasury shares	-	-	(3,710)	-	-	7,495	-	-	-	3,785	-	3,785
Opening balance CPC 06 (R2)	-	-	-	-	-	-	-	4,263	-	4,263	13	4,276
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**1,347**	**209,796**	**-**	**211,143**	**852**	**211,995**
Net income for the year	-	-	-	-	-	-	-	209,796	-	209,796	852	210,648
Cumulative adjustment for currency exchange	-	-	-	-	-	-	2,291	-	-	2,291	-	2,291
Actuarial loss	-	-	-	-	-	-	(944)	-	-	(944)	-	(944)
Reserves set up	**-**	**-**	**-**	**10,490**	**98,671**	**-**	**-**	**(109,161)**	**-**	**-**	**-**	**-**
Balance at December 31, 2019	**1,382,509**	**(25,518)**	**901,497**	**97,486**	**136,903**	**(62,531)**	**22,051**	**-**	**24,817**	**2,477,214**	**1,195**	**2,478,409**

The accompanying notes are an integral part of these financial statements.

Page 22 of 72

(A free translation of the original in Portuguese)

TOTVS S.A.
Statement of cash flow
Years ended December 31, 2019 and 2018
(In thousands of Reais)

	Parent Company		Consolidated	
	2019	2018	2019	2018
Cash flow from operating activities				
Profit before income and social contribution taxes	**261,955**	**141,516**	**324,027**	**184,676**
Adjustments for:				
Depreciation and amortization (Notes 15 and 16)	118,346	93,774	147,033	122,291
Share-based payments (Note 25)	13,504	6,297	13,504	6,297
Losses (gains) on disposal of fixed assets	(12,403)	(1,245)	(14,917)	(843)
Provision for expected credit losses (Note 8)	19,066	24,226	28,434	36,992
Equity pickup (Note 14)	(104,718)	(65,501)	248	517
Provision for contingencies (Note 22)	47,752	47,591	56,679	50,294
Provision for (reversal of) other obligations and others	(365)	(8,527)	(3,732)	(8,238)
Interest and monetary variations and exchange variations differences, net	52,654	59,117	54,939	58,656
Changes in operating assets and liabilities:				
Trade accounts receivable	(34,209)	20,183	(62,052)	(24,544)
Taxes recoverable	2,616	28,867	2,859	26,312
Judicial deposits	2,095	(1,113)	879	(3,634)
Other assets	(5,304)	(7,816)	(3,944)	3,632
Labor and social security obligations	17,512	11,531	24,480	37,715
Suppliers	(8,415)	10,592	(6,415)	12,532
Commissions payable	4,684	(857)	5,469	1,883
Taxes payable	2,490	11,208	(1,168)	6,255
Other accounts payable	(59,626)	(49,437)	(60,306)	(37,382)
Change in assets and liabilities from discontinued operations	-	-	-	12,864
Cash flow provided by operations	**317,634**	**320,406**	**506,017**	**486,285**
Interest paid	(115,564)	(38,261)	(116,841)	(39,688)
Income tax and social contributions paid	(8,440)	(2,629)	(43,877)	(28,759)
Net cash from operating activities	**193,630**	**279,516**	**345,299**	**417,838**
Cash flow from investing activities				
Capital increase in subsidiaries and associated companies (Note 14)	(127,523)	(39,129)	-	(2,467)
Dividends received	66,033	15,481	-	-
Purchases of intangible assets (Note 16)	(27,334)	(22,661)	(27,390)	(22,838)
Acquisition of capital interest	-	-	(5,433)	(12,550)
Value receveid from sale of investments, net of cash	4,928	-	25,677	-
Value of sales of fixed assets	2,186	3,035	3,258	3,441
Purchases of property, plant and equipment (Note 15)	(30,983)	(56,447)	(32,993)	(59,630)
Net cash used in investing activities	**(112,693)**	**(99,721)**	**(36,881)**	**(94,044)**
Cash flow from financing activities				
Payment of principal on loans and debt	(142,037)	(169,505)	(152,889)	(180,705)
Payment of finance lease	(56,607)	(25,908)	(61,617)	(25,973)
Issue of debentures and new loans and debt	1,037,558	-	1,037,558	-
Receivables from related companies	3,920	(10,639)	-	-
Dividends and interest on equity paid	(49,239)	(51,092)	(49,898)	(51,486)
Treasury shares, net	3,785	-	3,785	-
Net cash used in financing activities	**797,380**	**(257,144)**	**776,939**	**(258,164)**
Increase (decrease) in cash and cash equivalents	**878,317**	**(77,349)**	**1,085,357**	**65,630**
Cash and cash equivalents at beginning of year	228,571	305,920	452,799	387,169
Cash and cash equivalents at the end of the year	1,106,888	228,571	1,538,156	452,799

The accompanying notes are an integral part of these financial statements.

Page 23 of 72

(A free translation of the original in Portuguese)

TOTVS S.A.
Statement of Value Added
Years ended December 31, 2019 and 2018
(In thousands of Reais)

	Parent Company		Consolidated	
	2019	2018	2019	2018
1 – REVENUES	**1,838,681**	**1,741,498**	**2,562,504**	**2,345,906**
1.1 Sales of goods, products and services	1,840,723	1,756,824	2,566,950	2,375,273
1.2 Other revenue	17,024	8,900	23,988	7,625
1.3 Provision for expected credit losses – recording	(19,066)	(24,226)	(28,434)	(36,992)
2 - RAW MATERIALS ACQUIRED FROM THIRD-PARTIES (includes ICMS and IPI taxes)	**(654,198)**	**(650,948)**	**(799,831)**	**(790,877)**
2.1 Cost of goods and services sold	(92,950)	(79,814)	(102,741)	(92,792)
2.2 Materials, energy, outsourced services and other	(517,980)	(494,042)	(653,822)	(620,993)
2.3 Results from discontinued operations	(43,268)	(77,092)	(43,268)	(77,092)
3 - GROSS VALUE ADDED (1-2)	**1,184,483**	**1,090,550**	**1,762,673**	**1,555,029**
4 - DEPRECIATION AND AMORTIZATION	**(118,346)**	**(93,774)**	**(147,033)**	**(122,291)**
5 - NET VALUE ADDED PRODUCED BY THE ENTITY (3-4)	**1,066,137**	**996,776**	**1,615,640**	**1,432,738**
6 - VALUE ADDED RECEIVED THROUGH TRANSFERS	**160,599**	**90,719**	**69,064**	**37,378**
6.1 Equity pick-up	104,718	65,501	(248)	(517)
6.2 Finance income	55,881	25,218	69,312	37,895
7 - TOTAL VALUE ADDED TO DISTRIBUTE (5+6)	**1,226,736**	**1,087,495**	**1,684,704**	**1,470,116**
8 - VALUE ADDED DISTRIBUTION	**1,226,736**	**1,087,495**	**1,684,704**	**1,470,116**
8.1 Personnel	704,374	685,813	992,180	927,346
8.1.1 Direct Compensation	570,362	552,655	810,449	758,777
8.1.2 Benefits	83,432	83,399	112,446	104,543
8.1.3 FGTS (Unemployment fund)	50,580	49,759	69,285	64,026
8.2 Taxes and contributions	252,897	238,525	409,421	360,788
8.2.1 Federal	202,395	191,198	337,110	295,642
8.2.2 State	33	29	1,372	1,262
8.2.3 Local	50,469	47,298	70,939	63,884
8.3 Interest and rent	59,669	103,609	72,455	121,339
8.3.1 Interest	58,423	67,930	70,490	78,357
8.3.2 Rents	1,246	35,679	1,965	42,982
8.4 Equity remuneration	209,796	59,548	210,648	60,643
8.4.1 Interest on equity	80,081	27,785	80,081	27,785
8.4.2 Dividends	24,817	17,978	24,817	17,978
8.4.3 Retained profit / loss for the year	104,898	13,785	104,898	13,785
8.4.4 Non-controlling interest in retained profits	-	-	852	1,095

The accompanying notes are an integral part of these financial statements.

Page 24 of 72

(A free translation of the original in Portuguese)

TOTVS S.A.
Notes to the financial statements
Years ended December 31, 2019 and 2018
(In thousands of Reais, unless otherwise stated)

1. The Company and its operations

a) General Information

TOTVS S.A. ("TOTVS", or "Company") is a publicly held corporation headquartered at Av. Braz Leme, 1000, in the city and state of São Paulo, whose shares are traded on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

b) Operations

The Company's business purpose is to provide business solutions for companies of all sizes, through the development and sale of management software, productivity and collaboration platform, as well as the provision of implementation, consulting, assistance, maintenance services, e-commerce and mobility. The solutions developed by the Company and its subsidiaries are segmented according to the diverse sectors of the economy, resulting in greater importance of the solutions in our clients' business.

Through its subsidiaries, the Company also had until 2019, hardware manufacturing and sale activities, combining specialized solutions for system management, point of sale (POS), commercial automation and tax solutions. With the objective of maintaining its strategic focus on the software business, the Company decided to sold these subsidiaries which were concluded in the fourth quarter of 2019.

2. Basis of preparation and presentation of the financial statements

2.1. Compliance statement

The individual and consolidated financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee ("CPC") and the rules issued by the Brazilian Securities and Exchange Commission ("CVM"), as well as the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and show all material information strictly relating to the financial statements, and only this, which is consistent with that used by the management.

2.2. Basis of preparation and presentation

The Financial Statements presented in this document were approved at the Board of Directors' Meeting held on February 10, 2020, after a recommendation by the Audit Committee at a meeting held on February 5, 2020.

The financial statements were prepared on the historical cost basis, except for the valuation of certain assets and liabilities, such as financial instruments from business combinations, which are measured at their fair value. The individual and consolidated financial statements present comparative information in relation to the previous period.

All the amounts in these Financial Statements are in thousands of Brazilian reais, unless otherwise stated.

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(A free translation of the original in Portuguese)

Moreover, the Company considered the guidelines issued under Accounting Guidance OCPC07 when preparing its financial statements. Therefore, the relevant information pertaining specifically to the financial statements is highlighted and corresponds to that used by the Management in managing the company.

2.3. Consolidation basis

The consolidated financial statements include the operations of the Company and the following subsidiaries and associate companies. The percentages of the interests held by the Company at the statement of financial position date are summarized below:

Direct interest:

Corporate Name	Head office	Name used	Note	% Interest 2019	% Interest 2018
TOTVS Serviços Ltda.	BRA	TOTVS Serviços	(i)	-	100.00
Soluções em Software e Serviços TTS Ltda.	BRA	TTS		100.00	100.00
TOTVS Tecnologia em Software de Gestão Ltda (previously TOTVS Brasília)	BRA	TOTVS Tecnologia em Software		100.00	100.00
TOTVS Hospitality Ltda. (previously TQTVD)	BRA	TOTVS Hospitality		74.20	74.20
VT Comércio Digital S.A. (previously TOTVS Ventures)	BRA	VT Digital	(ii)	50.00	100.00
TOTVS Argentina S.A.	ARG	TOTVS Argentina		100.00	100.00
Datasul Argentina S.A.	ARG	Datasul Argentina		100.00	100.00
TOTVS México S.A.	MEX	TOTVS México		100.00	100.00
Datasul S.A. de CV.	MEX	Datasul México		100.00	100.00
TOTVS Corporation	BVI	TOTVS Corporation		100.00	100.00
TOTVS Incorporation	EUA	TOTVS Inc.		100.00	100.00
Neolog Consultoria e Sistemas S.A.	BRA	Neolog		60.00	60.00
Ciashop - Soluções para Comércio Eletrônico S.A.	BRA	Ciashop	(iii)	-	70.00
TOTVS Large Enterprise Tecnologia S.A. (previously Bematech S.A.)	BRA	TOTVS Large		100.00	100.00
TFS Soluções em software Ltda.	BRA	TFS		100.00	100.00
TOTVS Serviços de Desenvolvimento e Consultoria em Tecnologia da Informação Ltda.	BRA	TOTVS Desenvolvimento	(iv)	100.00	-

Indirect Interest:

Corporate Name	Head office	Name used	Investor	Note	% Interest 2019	% Interest 2018
DTS Consulting Partner, SA de CV	MEX	Partner	TOTVS México		100.00	100.00
Webstrategie Software Ltda.	BRA	Webstrategie	TTS	(v)	-	100.00
TOTVS Reservas Ltda. (previously Kerina)	BRA	TOTVS Reservas	TOTVS Hospitality		100.00	100.00
Bematech Hardware Ltda.	BRA	Bematech Hardware	TOTVS Large	(vi)	-	100.00
Bematech Ásia Co.Ltd.	TWN	Bematech Ásia	TOTVS Large		100.00	100.00
Bematech Argentina S.A.	ARG	Bematech Argentina	TOTVS Large		100.00	100.00
Bematech International Corp.	EUA	BIC	TOTVS Large	(vi)	-	100.00
Logic Controls, Inc	EUA	Logic Controls	BIC	(vi)	-	100.00
FICE - Bematech Foshan Shunde Ltd.	CHN	FICE	Logic Controls, Inc	(vi)	-	100.00
CMNet Participações S.A.	BRA	CMNet Participações	TOTVS Large		100.00	100.00
CM Soluciones – Argentina	ARG	CMNet Argentina	CMNet Participações		100.00	100.00
CMDIR - Soluções Informática, Lda - Portugal	PRT	CMNet Portugal	CMNet Participações		100.00	100.00

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(A free translation of the original in Portuguese)

CM Soluciones – Chile	CHL	CMNet Chile	CMNet Participações	100.00	100.00
CMNet España	ESP	CMNet Espanha	CMDIR - Soluções	100.00	100.00
RJ Participações S.A.	BRA	RJ Participações	TOTVS Large	100.00	100.00
R.J. Consultores en Sistemas de Información S.C.	MEX	RJ México	RJ Participações	100.00	100.00
R.J. Consultores e Informática Ltda.	BRA	RJ Consultores	RJ Participações	100.00	100.00
TOTVS Hospitality Ltda.	BRA	TOTVS Hospitality	TOTVS Large	25.80	25.80
National Computer Corporation (associate)	RUS	JV Russia	TOTVS México	19.00	19.00

(i) On July 31, 2019, subsidiary TOTVS Serviços was merged into subsidiary TOTVS Large Enterprise Company with net assets of R$46,906. The net assets were valued by experts who issued a valuation report on June 30, 2019. Any changes in the net assets after the reporting date until the effective merger date were absorbed by TOTVS Large.

(ii) On July 31,2019, The Company announced a conclusion of the contractual conditions between TOTVS and Companhia Brasileira de Tecnologia para E-commerce (VTEX) for the creation of VT Comércio Digital SA., a company in which TOTVS and VTEX hold each 50% interest in its capital for the purposes of joint operation. See note 5.

(iii) Company sold as of July 31, 2019 as mentioned in Note 5.

(iv) Company created to segregate some groups´operations which is inoperative as of December 31, 2019.

(v) Company shutdown on July 18, 2019.

(vi) Companies related the hardware operation that were sold during 2019 as mentioned in Note 5.

Joint operations are accounted for in the financial statements to represent the Company's contractual rights and obligations. Accordingly, assets, liabilities, revenues and expenses related to their interests in joint operation are accounted for individually in the financial statements. Investments in associates are accounted for using the equity method and are initially recognized at cost.

All intercompany balances and transactions were eliminated in consolidation.

The results of subsidiaries merged during the fiscal year ended December 31, 2019 and 2018 are included in the statements of profit or loss since the date of their merger. The results of disposed operations in 2019 are presented in the "Net loss from discontinued operations" in the both year, 2019 and 2018, for better comparability.

2.4. Summary of significant accounting practices

Below is a summary of key accounting practices adopted by the Company, highlighting only information considered relevant by Management.

a) Translation of balances denominated in foreign currency

The functional currency of the Company and its subsidiaries domiciled in Brazil is the Brazilian Real, the same currency used to prepare and present the parent company and consolidated financial statements.

Regarding subsidiaries located abroad considered independent by the Management as they have administrative, financial and operating autonomy, their assets and liabilities are translated into Brazilian real at the foreign exchange rate on statement of financial postionclosing dates and their profit or loss are translated into Brazilian real at the average monthly rates of the periods. Adjustments to investments arising from foreign exchange are recognized as cumulative translation adjustments under equity.

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(A free translation of the original in Portuguese)

b) Fair value measurement

The Company and its subsidiaries measure financial instruments at fair value on each reporting date. Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability through an unforced transaction between market players on the measurement date.

Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liabilities will take place: (i)in the main market for the asset or liability; or (ii) In the absence of a main market, in the most advantageous market for the asset or the liability. The main or most advantageous market must be accessible by the Company.

The measurement of the fair value of a non-financial asset takes into account the market participant's ability to generate economic benefits by using the asset to its best possible use or by selling it to another market participant who would use the asset to its best use.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the following fair value hierarchy, based on the lowest-level information that is significant for the measurement of the fair value as a whole:

- Level 1 – Market prices quoted (without adjustments) in active markets for identical assets or liabilities;
- Level 2 – Valuation techniques for which the lowest-level information that is significant for measuring the fair value is directly or indirectly observable;
- Level 3 – Valuation techniques for which the lowest-level information that is significant for measuring the fair value is not available.

For assets and liabilities recognized at fair value in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on the lowest and most significant information for measuring the fair value as a whole) in the end of each reporting period.

c) Financial Instruments

The Company and its subsidiaries recognize their financial assets and liabilities at fair value upon initial recognition, except for receivables which are measured at the transaction price, and subsequently measured at amortized cost or fair value through profit or loss, based on the business model used to manage their assets and the characteristics of contractual cash flows of the financial asset.

Classification

The Company and its subsidiaries classify their financial assets based on the business model for managing their financial assets, pursuant to the changes introduced by CPC 48/IFRS 9, measured at amortized cost and at fair value through profit or loss as follows:

(i) Amortized cost

These represent financial assets and liabilities for which the Company's business model is to hold the financial assets for receiving contractual cash flows and which, exclusively, constitute payments of principal and interest on the principal amount outstanding. The financial assets at amortized cost are subsequently measured using the effective tax rate method and are subject to impairment. Profits and losses are recognized in the result when the asset is written off, modified or is impaired. In this category, the Company mainly includes "Accounts receivable

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(A free translation of the original in Portuguese)
from customers and other receivables" and "Cash and Cash Equivalents", as well as "Trade Accounts Payable and other accounts payable".

(ii) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. TOTVS maintains investments in companies whose share of the interest is held indirectly through venture capital organizations and which are measured at fair value through profit or loss.

d) Accounts receivable from customers

Accounts receivable from customers are shown at their net realizable value, and accounts receivable from foreign customers are restated using the exchange rates in force at the date of the Financial Statements. Accounts receivable maturing after one year are discounted to present value.

Accounts receivable are recognized at nominal value and deducted from the allowance for doubtful accounts, which is set up based on the history of losses by maturity range, which the Company deems sufficient to cover any losses.

e) Provision for impairment of assets

Management annually reviews the net book values of assets with a view to evaluating the impact of events or economic, operational and technological changes that may indicate deterioration or impairment. When such evidence is identified and the net book value exceeds the recoverable amount, a provision is established for the impairment, adjusting the net book value to the recoverable amount.

Goodwill paid for expected future profitability is tested annually for impairment or when circumstances indicate a loss due to the depreciation of its book value (see note 16.1).

f) Leases

The Company and its subsidiaries apply a single approach for recognition and measurement of all leases, except for short-term leases and low-value assets. On the initial date of the lease, the lessee recognizes the lease liabilities measured at present value of the payments to be made over the term of the lease and the right-of-use assets representing the right to use the underlying asset. While calculating the present value of lease payments, the Company applies its incremental borrowing rate on the initial date since the implicit interest rate of the lease cannot be easily determined.

The right-of-use assets are measured at cost, deducting any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities and are depreciated on a straight-line basis, over the term of the lease and the useful life of the assets.

g) Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are monetarily restated and therefore adjusted to their present value. The adjustment to present value of short-term monetary assets and liabilities is calculated, and only recorded, if it is considered relevant in relation to the financial statements taken as a whole. Based on the analysis made and management's best estimates, the Company concluded that the adjustment to present value of current monetary assets and liabilities is immaterial in relation to the financial statements taken as a whole and, therefore, did not record any adjustments.

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h) Revenues and expenses

The Company and its subsidiaries earn software revenue, made up of licensing and monthly software services, revenue from services that includes implementation, customization and consulting, and revenue from hardware. Revenues are presented net of taxes, returns, allowances and discounts, when applicable. Revenues are recognized in an amount that reflects the consideration that the Company expects to be entitled to in exchange for the transfer of goods or services to a customer.

Revenue related to software is recognized in accordance with the following criteria:

(i) Licensing fee, which is recognized at a given moment when all risks and rewards inherent in the license are transferred to the buyer through software delivery and when the amount can be measured reliably, as well as it is probable that economic benefits be generated for the benefit of the Company.

(ii) Recurring software, whereas revenue is recognized over time during the availability of the service, over the terms of the agreements with customers.

(iii) Revenue from services represents performance obligations different from other services and is billed separately and recognized over time as the services are performed pursuant to the execution schedule and when there is a valid expectation to receive from customers. Billed revenue that does not meet the recognition criteria is not included in the balances of respective revenue account and accounts receivable.

The Company uses the following definitions for revenue segregation: (i) recurring software revenues that comprise software subscription, technical support and technical evolution; and (ii) non-recurring software revenues that include revenue from licensing fee, and implementation and customization services.

Software costs consist mainly of the salaries of consulting, support personnel, and includes costs of acquisition of databases and the price of licenses paid to third parties for resold software. The Company and its subsidiaries capitalize the cost of variable compensation paid for the sale of software subscription and amortize such cost based on the average period customers remain with the company.

Expenses with research and development incurred by the software development area, related to new software versions and upgrades of existing software are registered as expenses for the year in which they are incurred and are stated separately from selling costs, in operating expenses.

i) Taxation

Sales taxes

Revenues from sales and services are subject to the following taxes and contributions at the following basic rates:

- Contribution tax on Gross Revenue for Social Integration Program (PIS) 0.65% and 1.65%;
- Contribution tax on Gross Revenue for Social Security Financing (COFINS) 3.0% and 7.6%;
- Service Tax (ISS) between 2% and 5%;
- Pension Contribution on Gross Income (CPRB) of 4.5%; and
- State value-added tax (ICMS) between 4% and 12%.

These charges are accounted for as sales deductions in the statement of profit or loss.

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Income and social contribution taxes – current and deferred

The taxation on income includes Income and Social Contribution Taxes, which stand at the nominal rate of 34% on taxable profit, recognized using the accrual basis of accounting. Income taxes are recognized in the statement of profit or loss, except if related to items directly recognized in equity or comprehensive income. In this case, the tax is also recognized in equity or comprehensive income.

Deferred tax assets are recognized only in proportion to the expectation that future taxable income is available and against which temporary differences can be used.

j) Hyperinflationary economy in Argentina

Since July 2018, Argentina has been considered a hyperinflationary economy and pursuant to IAS 29 / CPC 42, non-monetary assets and liabilities, equity items and the financial statements for subsidiaries in Argentina, whose functional currency is the Argentine Peso, are being restated for the change in the general purchasing power of the functional currency, applying the Consumer Price Index (IPC) of the local market.

For the purposes of converting the foreign currency to a non-hyperinflationary economy such as the Real, the comparative amounts are presented as current year amounts in the financial statements for the prior year.

The effects of hyperinflation resulting from changes in the general purchasing power from January 1, 2019 and 2018, were reported in the financial statements in a specific account for hyperinflation adjustment, in financial income (expenses). The effect in net income for the year ended December 31, 2019 was R$1,688 (R$1,220 as of December 31, 2018).

k) New standards, amendments and interpretations to standards issued but not yet in force

The standards, amendments and interpretations of standards issued, but not yet in force until the date of publication of these financial statements are shown below:

CPC 00 (R2) – Conceptual Framework for Financial Reporting – this revision introduces new concepts on the presentation, measurement and disclosure, updated the definition of assets and liabilities, as well as the criteria for recognition and derecognition of assets and liabilities in the financial statements.

There are no other standards, amendments and interpretations of standards issued and not yet adopted that could, in the Management's opinion, have a significant impact on the results or shareholders' equity disclosed by the Company.

l) New standards, amendments and interpretations of standards in effect as from January 1, 2019

The new standards and amendments issued by IASB and CPC in effect as from January 1, 2018, that affected the Company are:

IFRS16/CPC 06(R2) – Leases - IFRS 16, supersedes the previous version (R1) of the lease standard, in addition to ICPC 03 – Complementary aspects of leases. The standard introduces the principles for recognizing, measuring, reporting and disclosing lease operations and requires lessees to record all leases in accordance with a single balance sheet template, except for short-term leases and low-value assets.

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The Company chose to adopt IFRS16/CPC 06(R2) using the simplified, modified retrospective approach, with cumulative effects of initially applying. Payment flows were projected without inflation and discounted at a real rate, based on the cost of the debt, since the Company undersands that this is the method that best reflects the financial and equity position of these contracts. This accounting policy adopted was based on the instructions of CPC 06 (R2), which prohibits the application of indices or rates in determining lease payments.

The Company understands that there would be no material impact on the results for the period ended December 31, 2019, if its accounting policy for discounting future lease payments inflation-adjusted for the use of a nominal discount rate.

The effects on the consolidated statement of financial position accounts for the year ended December 31, 2018 and the opening balance, as of January 1, 2019 are shown below:

STATEMENT OF FINANCIAL POSITION	Financial Statements disclosed at 12/31/2018	Effects of first adoption of IFRS 16/CPC 06 (R2)	Financial Statements at 01/01/2019
Current assets	1,020,134	-	1,020,134
Other noncurrent assets	1,047,193	-	1,047,193
Deferred income and social contribution taxes	125,124	(2,203)	122,921
Property, plant and equipment	198,826	236,820	435,646
Total assets	**2,391,277**	**234,617**	**2,625,894**
Current lease	13,227	40,013	53,240
Other current liabilities	696,385	(6,480)	689,905
Noncurrent lease	28,962	196,458	225,420
Other noncurrent liabilities	364,483	350	364,833
Equity (i)	1,288,220	4,276	1,292,496
Total liabilities and equity	**2,391,277**	**234,617**	**2,625,894**

(i) The amount of R$ 4,276, net of deferred taxes of R$2,203, refers to the write-off of the deferral of the rental grace period granted at the beginning of the rental period of the real estate contracts.

For purposes of comparability, we present below the reconciliation of impacts on the consolidated statement of profit or loss for the nine-month period ended December 31, 2019 disregarding the effects of the new standards:

STATEMENTS OF PROFIT OR LOSS	Financial Statements disclosed at 12/31/2019	Effects of adoption of IFRS of IFRS 16/CPC 06 (R2)	Financial Statements at 12/31/2019 without effects of IFRS 16/CPC 06(R2)
Software revenue	**2,282,124**	-	**2,282,124**
Cost of software (i)	(743,855)	(16,060)	(759,915)
Gross profit	**1,538,269**	**(16,060)**	**1,522,209**
Research and development (i)	(397,824)	(16,197)	(414,021)
Selling and marketing expenses (i)	(423,997)	(5,363)	(429,360)
General and administrative expenses (i)	(239,791)	(6,431)	(246,222)
Depreciation and amortization	(147,033)	37,633	(109,400)
Provision for expected credit losses	(28,434)	-	(28,434)
Other net operating income (expenses)	24,262	-	24,262
Income before financial effects and equity pick-up	**325,462**	**(6,418)**	**319,034**
Finance income (costs) and equity-pick-up	(1,425)	11,683	10,258
Income and social contribution taxes	(70,111)	(1,790)	(71,901)
Net income from continuing operations	**253,916**	**3,475**	**257,391**
Net loss from discontinued operations	(43,268)	352	(42,916)
Net income for the period	**210,648**	**3,827**	**214,475**

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(i) Represents the amounts referring to the payment of the monthly rent of real estate by line of the statement of profit or loss.

Below we present the increase (decrease) in the consolidated statement of cash flow at December 31, 2019 was:

Consolidated	2019
Cash flow from operations	32,786
Cash flow from financing activities	(32,786)

IFRIC 23 / ICPC 22 – Uncertainty over income tax treatment; this interpretation clarifies how to apply the recognition and measurement requirements of CPC 32 whenever there is uncertainty over the treatment of income tax. In these circumstances, the entity must recognize and measure its current or deferred tax assets or liabilities, applying the requirements of CPC 32 / IAS 12 based on taxable income (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, determined based on this interpretation. This interpretation came into effect on January 1, 2019 and, even considering that the Company operates in a complex tax environment, management concluded that tax authorities are likely to accept it and, therefore, did not foresee any impact of its adoption on the financial statements.

There are no other standards, amendments and interpretations for standards issued and effective from January 01, 2019, in Management's opinion, may have a significant impact on the P&L or equity disclosed by the Company.

3. Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by Company management in applying the accounting policies of TOTVS S.A. and its subsidiaries.

3.1 Judgments

In the process of applying consolidated accounting policies, Management made the following judgements that could have a significant effect on the amounts recognized in the individual and consolidated financial statements:

(i) Judgements in identifying the performance obligations for sales of software, which include licensing fees, monthly software services and implementation/customization services, that can have significant effects while recognizing revenue from contacts with customers. The Company concluded that such performance obligations are distinct as they are sold separately. The implementation and customization services are offered by other suppliers.

(ii) The Company determines the lease term as the non-cancelable contractual term, together with the periods included in a possible option for renewal as this renewal is assessed as reasonably likely to occur and with periods covered by a contract rescission option as it can also be determined as reasonably likely to occur.

3.2 Estimates and assumptions

The estimates and assumptions that represent a significant risk and which need a greater level of judgment and complexity for the Company's financial statements are:

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(i) **Provision for expected credit losses for accounts receivables -** the Company and its subsidiaries use a provision matrix based on the historical loss rates observed by the group to calculate the expected credit loss. The evaluation of the correlation between the observed historical loss rates, the projected economic conditions and the expected credit losses represents a significant estimate. The volume of expected credit losses is sensitive to changes in the predicted economic conditions and circumstances. The Company and its subsidiaries'historical experience of credit loss and the projection of economic conditions may also not represent the customer's real situation in the future. Information on expected credit losses on accounts receivables is described in Note 8.

(ii) **Recoverable amount of tangible and intangible assets, including goodwill** – an impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher between the net fair value of selling expenses and the value in use. The main assumptions used to determine the recoverable amount of cash-generating units, including sensitivity analysis, are detailed in Note 16.2.

(iii) **Deferred taxes** – Deferred tax assets are recognized for all tax losses not used to the extent that it is probable that there is taxable income available to allow the use of said losses. Significant judgment from Management is required to determine the value of the deferred tax asset that may be recognized, based on the probable period and level of future taxable income, coupled with future tax planning strategies. For more details, see Note 11.3.

(iv) **Provision for contingencies tied to legal proceedings** – the evaluation of probability of loss includes assessing the available evidence, hierarchy of laws, available case law, the most recent court rulings and their relevance in the legal system, as well as the opinion of external counsel. Provisions are reviewed and adjusted to account for changes in circumstances, such as applicable limitation periods, conclusion of tax audits or additional exposures identified based on new matters or court rulings. Further details in Note 22.

(v) **Non-recurrent revenue** – the recognition of revenue from software implementation and customization services requires the use of estimates to project the total costs required to comply with the contractual performance obligation with the client. The Company periodically reassesses these estimates and re-plans the contractual margins whenever necessary.

Settlement of the transactions involving these estimates could result in amounts that differ significantly from those recorded in the financial statements due to uncertainties inherent in the estimate process. The Company reviews its estimates at least annually.

More information on the estimates and assumptions used in the items mentioned above is provided in the respective notes.

4. Business combination and acquisition of non-controlling equity interest

The Company uses the acquisition method to book business combinations. The Company recognizes the no controlling interest in the company acquired both at its fair value and in proportion to the no controlling interest in the fair value of the acquired company's net assets. The fair value of identifiable assets acquired are measured and recognized on the acquisition date. The methods and assumptions used for fair value measurements are based on cash flow discounted to its present value and replacement cost. The amount of assets not identifiable from business combinations are booked as goodwill based on technical studies of future profitability.

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Following are the acquisitions made in the fiscal years ended December 31, 2019 and 2018:

(i) On December 27, 2019, the Company, through its subsidiary TTS, announced the acquisition of 100% of the capital stock of Consinco S.A., which provides management systems for the supermarkets and wholesaler vertical in the Brazilian market, for R$197,000, including an additional R$55,000, subject to the achievement of targets established for Consinco for fiscal years 2020 and 2021, in addition to the fulfillment of other conditions. The closing of the transaction depends on the implementation of certain conditions precedent established in the contract and did not consolidate the financial statements of the transaction since it did not acquire controlling interest in Consinco.

(ii) On October 28, 2019, the Company, through its subsidiary TOTVS Tecnologia em Software, announced the acquisition of 88.8% of the capital stock of Supplier Participações S.A., a company focused on offering B2B credit between clients and suppliers, for R$455,200, subject to certain price adjustments. The transaction was approved by Brazil's antitrust authority CADE in December 2019, although the closing of the transaction depends on the implementation of the Fintech platform model and, therefore, did not consolidate the financial statements of Supplier since control of the entity had not been acquired by the reporting date.

(iii) On August 1, 2018, subsidiary TFS acquired and merged Passlack, a company focusing on development and support for the Financial Services segment, for R$8,200. The net assets of Passlack were merged pursuant to the Valuation Report on the net assets, approved at a partners' meeting together with the agreement and rationale for merger.

(iv) On May 9, 2018, subsidiary TOTVS Large exercised an option to purchase 20% of the capital stock of RJ Participações. The amount attributed to this acquisition was R$9,880, of which R$4,350 were paid on the date of exercise of the option while the rest is provisioned for payment in 2019. In addition, the call and put option for the remaining 20% interest was postponed to 2021, to be measured based on the performance metrics in 2020. Since the initial agreement for the acquisition of RJ Participações already provided for call and put options for the remaining interest, the Company consolidates 100% of its results and maintains an estimate of the payment in the "Obligations for acquisition of investments" liability.

5. Shutdown companies and discontinued operation

Over the course of fiscal year 2019, the Company and its subsidiaries divested some of their operations, as follows:

Ciashop - On May 9, 2019, the Company entered into an agreement to sell 70.47% interest in the capital stock of Ciashop to VTEX S.A. for R$21,175. The transaction was concluded on July 31, 2019, after approval from Brazil's antitrust authority, CADE, which announced its approval on June 14, 2019. The net gain from the sale of Ciashop was recorded under "Other operating income and expenses" in the statement of profit or loss.

Hardware Operation – In order to broaden the Company's strategic focus on the software operation, Management decided to divest the hardware operations as follows:

On October 24, 2019, the Company announced the conclusion of the sale of the hardware operation in Brazil to ELGIN S.A. through equity interest in the subsidiary Bematech Hardware Ltda. for R$25,000, which is subject to be determined by the parties under the terms established in the contract.

On November 6,2019 was concluded the sale of the Bematech International Corporation (BIC) to Reason Capital Group LLC, according to contract signed on July 2, 2019 for US$4.4 million, equivalent to R$17,528, after

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certain adjustments under the agreement, of which US$1.5 million, equivalent to R$5,988, were retained as guarantee and will be released by November 5, 2022.

The result from the sale of the hardware operation in Brazil generated a net loss of R$44,956 recorded under "Net loss from discontinued operations".

In this scenario, the result of the hardware operation was classified as discontinued operations, in accordance with IFRS 05 / CPC 31, disclosed in a separate line in the Company's statement of profit or loss on December 31, 2019 and 2018 for comparison purposes.

Following are the losses for the nine-month period ended December 31, 2019 and 2018:

	Consolidated	
	2019	2018 (i)
Net revenue	**146,361**	**209,112**
(-) Costs	(101,201)	(145,359)
Gross profit	**45,160**	**63,753**
Research and development	(9,863)	(14,517)
Selling and marketing expenses	(27,800)	(38,633)
General and administrative expenses	(8,722)	(15,539)
Depreciation and amortization	(2,754)	(7,099)
Provision for expected credit losses	(392)	(6,372)
Government subsidy	2,650	7,801
Other operating income (expenses)	287	(88,306)
Loss before financial effects and equity pick-up	**(1,434)**	**(98,912)**
Finance income (cots)	(108)	960
Income and social contribution taxes	3,220	20,860
Net income (loss) for the period	**1,678**	**(77,092)**
Net loss on sale of hardware operation	(44,946)	-
Net Loss from discontinued operations	**(43,268)**	**(77,092)**

(i) The result information for the period ended December 31, 2018 was restated under "Loss from discontinued operation" for better comparability.

	Consolidated	
Comprehensive loss from discontinued operations	2019	2018
Net loss for the period	(43,268)	(77,092)
Cumulative translation adjustments	1,006	10,795
Comprehensive income from the period	**(42,262)**	**66,295**

Net cash flows incurred by Bematech Hardware are as follows:

	Consolidated	
	2019	2018
Operating activities	1,561	27,747
Investing activities	(1,615)	(8,168)
Financing activities	(16,923)	-
Net cash generated from (used in) discontinued operations	**(16,977)**	**19,579**

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6. Financial instruments and sensitivity analysis of financial assets and liabilities

6.1. *Analysis of financial instruments*

The table below compares the Company's financial instruments by class, as presented in its financial statements:

	Fair Value through profit or loss		Assets measured at amortized cost		Financial liabilities measured at cost	
	2019	2018	2019	2018	2019	2018
Cash and cash equivalents (Note 7)	-	-	1,538,156	452,799	-	-
Investment guarantees (Note 21)	-	-	27,265	50,243	-	-
Accounts receivable, net (Note 8)	-	-	382,622	405,428	-	-
Investments at fair value	71,955	69,171	-	-	-	-
Financial Instruments receivable	**71,955**	**69,171**	**1,948,043**	**908,470**	-	-
Loans and debt (Note 19)	-	-	-	-	247,703	201,471
Debentures and non-conversion premium	-	-	-	-	202,973	277,188
Accounts payable and suppliers	-	-	-	-	209,638	218,441
Obligation for acquisition of investments	8,772	24,729	-	-	34,540	50,332
Financial liabilities	**8,772**	**24,729**	-	-	**694,854**	**747,432**

The fair value of financial assets and liabilities is included in the amount for which the instrument could be exchanged in a transaction where the parties are willing to negotiate, and not in an enforced sale or settlement. The methods and assumptions below were used to estimate the fair value:

- Investment guarantees, trade accounts receivable, trade accounts payable and other short-term liabilities approximate their respective book values mainly due to the short-term maturities of these instruments.

- Financial assets at fair value not traded in an active market are estimated using a valuation technique, such as discounted cash flow or multiple revenues, considering the reasonableness the range of values shown indicated thereby.

- Loans and debt and debentures are recognized initially at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.

6.2. *Financial assets*

Investments in startups made by the Company have a medium-term strategy in which the exit is planned for the moment when the expected financial returns are achieved and, therefore, are recognized as financial instruments. The value of these investments at December 31, 2019 was R$71,955 (R$69,171 at December 31, 2018).

6.3. *Measurement of fair value*

It is assumed that the balances of accounts receivable and accounts payable to suppliers at book value, less loss (impairment) in the case of accounts receivable, approximate their fair values.

The table below presents the book value of the consolidated assets and liabilities measured at fair value as at December 31, 2019 and 2018:

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	2019			2018		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial Assets						
Financial investments (Note 7)	-	1,526,057	-	-	407,874	-
Financial assets (Note 6.2)	-	-	71,955	-	-	69,171
Financial Liabilities						
Loans and debt (Note 19)	-	247,703	-	-	201,471	-
Debentures and Premium due to non-conversion (Note 20)	-	202,973	-	-	203,431	73,757

There were no transfers between Levels 1, 2 and 3 in the year.

6.4. Changes in the liabilities of financing activities

Liabilities arising from financing activities are liabilities for which cash flows were or will be future cash flows classified in the statement of cash flows as cash flows from financing activities. The following is a breakdown of liabilities arising from financing activities:

		Cash flow from financing activities		Non-cash items			
	2018	Principal	Interest paid	New Leases	Interest incurred	Others (i)	2019
Loans and debts (Note 19)	159,282	(152,889)	(5,233)	-	5,203	-	6,363
Lease (Note 19)	42,189	(61,617)	(15,406)	260,057	16,115	2	241,340
Debentures (Note 20)	277,188	-	(96,202)	-	21,987	-	202,973
Dividends payable and others (Note 24)	13,902	(49,898)	-	-	-	80,575	44,579
Total	**492,561**	**(264,404)**	**(116,841)**	**260,057**	**43,305**	**80,577**	**495,255**

		Cash flow from financing activities		Non-cash items			
	2017	Principal	Interest paid	New Leases	Interest incurred	Others (i)	2018
Loans and debts	339,103	(180,705)	(17,818)	-	18,702	-	159,282
Lease	63,453	(25,973)	(8,186)	4,712	8,183	-	42,189
Debentures	269,138	-	(13,684)	-	21,734	-	277,188
Dividends payable and others	18,487	(51,486)	-	-	-	46,901	13,902
Total	**690,181**	**(258,164)**	**(39,688)**	**4,712**	**48,619**	**46,901**	**492,561**

(i) The changes in the "Other" column included dividends payable and JSCP at the end of the year and of offset taxes on the distribution of JSCP. The Company classifies interest paid as operating cash flows.

6.5. Sensitivity analysis of financial assets and liabilities

The financial instruments of the Company and its subsidiaries are represented by cash and cash equivalents, accounts receivable, accounts payables, debentures, loans and debts, and are recorded at cost plus income or charges incurred or at fair value when applicable, at December 31, 2019 and 2018.

The main risks related to the Company's operations are linked to the variation in:

(i) Brazilian Interbank Deposit Rate (CDI) for financial investments and debentures issued in 2017;

(ii) Long-Term Interest Rate (TJLP) for financing from the Brazilian Social and Economic Development Bank (BNDES) and for debentures issued in previous years.

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ii) Exchange rate risk: this risk arises from the possibility of losses due to currency rate fluctuations that could increase the liabilities resulting from loans and foreign currency purchase commitments or that could reduce the assets resulting from trade accounts receivable in foreign currency.

Certain subsidiaries have international operations and are exposed to exchange risk arising from exposures in some currencies, such as the U.S. dollar (USD), Argentinean peso (ARS), Mexican peso (MXN), Chilean peso (CLP) and the Russian ruble. The Company ensures that its net exposure is maintained at an acceptable level in accordance with the policies and limits defined by the Management.

Below are the balances of each group company, showing a consolidated positive net exposure, since the exchange gains exceed exchange losses for the fiscal years ended December 31, 2019 and 2018:

	2019					
Company	**Accounts payable**	**Cash and cash equivalents**	**Accounts receivable**	**Other assets**	**Net exposure**	**Currency**
RJ Consultores México	(16)	-	1,903	-	1,887	Peso (MXN)
CMNet Participações S.A.	(317)	1,116	1,026	-	1,825	Peso (CLP and ARS)
TOTVS S.A.	(8,962)	-	-	-	(8,962)	USD
TOTVS México	(1,051)	3,518	1,544	-	4,011	Peso (MXN)
TOTVS Argentina	(1,815)	4,781	3,605	-	6,571	Peso (ARS)
TOTVS Incorporation	-	-	436	71,955	72,391	USD
Total	**(12,161)**	**9,415**	**8,514**	**71,955**	**77,723**	

	2018					
Company	**Accounts payable**	**Cash and cash equivalents**	**Accounts receivable**	**Other assets**	**Net exposure**	**Currency**
Bematech Hardware	(2,867)	10,299	579	-	8,011	USD
Logic Controls Inc.	(3,397)	4,937	9,114	-	10,654	USD / CNY
Bematech Ásia Co. Ltd	(15)	265	2,427	-	2,677	USD / TWD
RJ Consultores México	(11)	1,203	480	-	1,672	Peso (MXN)
CMNet Participações S.A.	(309)	1,056	1,137	-	1,884	Peso (CLP and ARS)
TOTVS S.A.	(19,078)	-	-	-	(19,078)	USD
TOTVS México	(724)	720	3,025	-	3,021	Peso (MXN)
TOTVS Argentina	(1,325)	2,786	5,846	-	7,307	Peso (ARS)
TOTVS Incorporation	(117)	622	562	69,171	70,238	USD
Total	**(27,843)**	**21,888**	**23,170**	**69,171**	**86,386**	

d. Investments at fair value through profit or loss

Investments at fair value through profit or loss consist of startup companies, as described in Note 6.2.

Startup companies could fail or not be able to raise additional funds when needed, or may receive lower ratings than in previous investments. These events could cause our investments to become impaired. In addition, market volatility could negatively affect our ability to realize our investments through liquidity events such as initial public offerings, mergers, and private sales.

e. Derivatives

The Company and its subsidiaries do not maintain derivative transactions in the reported periods.

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6.7. Capital management

The Company's capital management is intended to ensure a strong credit rating with institutions and an optimal capital ratio in order to drive the Company's businesses and maximize value for shareholders.

TOTVS controls its capital structure by adjusting and adapting to current economic conditions. To maintain this structure, the Company may pay dividends, repurchase shares, take out new loans, issue debentures and promissory notes. The Company's net debt structure includes loans and debentures, less cash and cash equivalents.

	Parent Company		Consolidated	
	2019	2018	2019	2018
Loans and debts and lease	230,108	184,192	247,703	201,471
Debentures	202,973	277,188	202,973	277,188
Liabilities due to acquisitions of investments	30,493	30,752	43,312	75,061
(-) Cash and cash equivalents	(1,106,888)	(228,571)	(1,538,156)	(452,799)
(-) Investment guarantees	(23,217)	(23,477)	(27,265)	(50,243)
Net debt	**(666,531)**	**240,084**	**(1,071,433)**	**50,678**
Equity	2,477,214	1,287,042	2,478,409	1,288,220
Equity and debt	**1,810,683**	**1,527,126**	**1,406,976**	**1,338,898**

7. Cash and cash equivalents

Cash and cash equivalents are maintained for meeting short-term cash requirements to the Company's strategic investments, as well as for other purposes. The Company's cash equivalents include short-term investments in CDB (Bank Deposit Certificates) and repurchase agreements, which are redeemable in a period of up to 90 days from the date of the respective transactions.

	Parent Company		Consolidated	
	2019	2018	2019	2018
Cash	323	10,571	12,099	44,925
Cash equivalents	**1,106,565**	**218,000**	**1,526,057**	**407,874**
Investment funds	927,178	-	1,330,500	-
CDB	148,586	125,058	162,826	181,980
Repurchase agreements	30,801	92,942	32,731	225,894
	1,106,888	**228,571**	**1,538,156**	**452,799**

The Company has financial investment policies, which establish that the investments focus on low risk securities and investments in top-tier financial institutions.

On 2019, the Company began to concentrate its investments in an investment fund for TOTVS and its subsidiaries. The fund is composed of investment fund shares whose portfolio is comprised of fixed-income assets and immediate liquidity. The eligible assets in the portfolio composition structure are mainly government debt securities, which present low credit risk and volatility. The Company investments are remunerated substantially, by reference to the CDI variation, which monthly averaged 96.7% of the CDI for the period ended December 31, 2019 (99.22% as of December 31, 2018).

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8. Trade accounts receivable

The following are the amounts receivable in domestic and foreign markets:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Domestic market	360,858	355,384	478,035	508,394
Foreign market	1,391	525	6,710	15,552
Gross trade accounts receivable	**362,249**	**355,909**	**484,745**	**523,946**
(-) Provision for expected credit losses	(79,712)	(88,515)	(102,123)	(118,518)
Net trade accounts receivable	**282,537**	**267,394**	**382,622**	**405,428**
Current assets	252,842	248,671	350,995	385,538
Noncurrent assets (a)	29,695	18,723	31,627	19,890

(a) Long-term accounts receivables refer basically to the sale of software license, software implementation and customization services, and are presented net of adjustment to present value.

Below is the aging list of receivables, net of provision of expected credit losses at December 31, 2019 and 2018:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Falling due	226,681	189,294	297,354	310,953
Unbilled	32,666	57,464	49,238	73,627
Overdue				
1 to 30 days	10,869	9,636	16,909	15,566
31 to 60 days	4,946	5,561	8,548	9,729
61 to 90 days	5,075	4,549	7,661	6,852
91 to 180 days	9,809	9,578	15,239	14,378
181 to 360 days	15,594	14,943	22,288	21,327
more than 360 days	56,609	64,884	67,508	71,514
Gross trade accounts receivable	**362,249**	**355,909**	**484,745**	**523,946**
(-) Provision for expected credit losses	(79,712)	(88,515)	(102,123)	(118,518)
Net accounts receivable	**282,537**	**267,394**	**382,622**	**405,428**

Changes in the provision of expected credit losses are as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Balance at beginning of the year	**88,515**	**73,469**	**118,518**	**89,032**
Opening balance of IFRS9/CPC48	-	5,864	-	10,968
Write-off due to company sale	-	-	(10,947)	6,372
Additional provision in the year	19,066	24,226	28,434	36,992
Amounts written off of the provision	(27,869)	(15,044)	(33,882)	(24,846)
Balance at end of fiscal year	**79,712**	**88,515**	**102,123**	**118,518**

Management believes that the risk related to trade accounts receivable in general is minimized by the fact that the Company's customer portfolio is diluted. At December 31, 2018, an exception was the distributor of Bematech Hardware which cumulatively accounted for 5.5% of net accounts receivable in the consolidated statements. As at September 30, 2019 the assets of the hardware operation were classified as held for sale. In general, the Company does not require any guarantee on installment sales.

9. Inventories

The inventory breakdown of R$ 41,531 as of December 31, 2018 is represented exclusively by the subsidiary Bematech Hardware, an operation disposed in the year ended December 31, 2019.

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10. Taxes recoverable

The breakdown of taxes recoverable for the fiscal year ended December 31, 2019 and 2018 is as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
State Goods and Services Tax (ICMS) (a)	-	-	-	6,284
Income tax to offset (b)	11,526	10,805	17,581	18,172
Social contribution tax to offset (b)	9,367	12,490	11,170	13,764
Other	-	19	911	833
	20,893	23,314	29,662	39,053
Current	20,893	23,314	29,662	38,817
Noncurrent	-	-	-	236

(a) Refer to accumulated ICMS tax credits of Bematech, operation disposed in 2019 as mentioned in Note 5.
(b) Refer to withholding income and social contribution tax credits in the current year and income and social contribution tax credits to offset from previous years, as well as payments of estimated taxes in the current year.

11. Income taxes

11.1. Reconciliation of income and social contribution tax expenses

The reconciliation of expenses calculated by applying the Income and Social Contribution Tax rates is as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Income before taxes	**261,955**	**141,516**	**324,027**	**184,676**
Income and social contribution taxes at combined nominal rate of 34%	(89,065)	(48,115)	(110,169)	(62,790)
Adjustments for the statement of effective rate				
Equity pick-up	39,417	26,952	(84)	43
Law No. 11.196/05 (Incentive for research and development) (a)	6,973	9,154	12,420	12,839
Interest on equity	26,619	9,447	27,228	9,889
Effect of subsidiaries subject to special rates	-	-	(11,934)	(7,162)
Share issue costs	9,840	-	9,840	-
Management stake	(1,732)	(1,075)	(1,732)	(1,089)
Workers' Meal Program	244	50	887	676
Other	(1,187)	(1,289)	3,433	653
Income tax and social contribution expense	**(8,891)**	**(4,876)**	**(70,111)**	**(46,941)**
Current income tax and social contribution	(15,357)	(3,180)	(54,628)	(41,978)
Deferred income tax and social contribution	6,466	(1,696)	(15,483)	(4,963)
Effective rate	**3.4%**	**3.4%**	**21.6%**	**25.4%**

(a) The Brazilian tax legislation provides a mechanism to encourage the technological development of the country, which grants tax incentives to companies that carry out technological research and development (R&D).

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11.2. Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated	
	2019	2018	2019	2018
Income and social contribution tax loss carry forward	-	-	63,563	71,620
Deriving from temporary differences:				
Difference between tax base and book value from goodwill	12,102	21,308	30,502	43,531
Amortization of tax benefit	(96,145)	(86,828)	(145,736)	(132,612)
Intangible asset allocation	(5,708)	(13,491)	(12,073)	(20,835)
Allocation of intangible assets – after Law nº 12.973	17,147	13,334	17,147	13,334
Provision for commissions	14,789	12,426	16,566	14,099
Advance income or revenues	9,211	5,253	10,336	9,705
Allowance for doubtful accounts	27,102	30,095	32,474	36,285
Provision for contingencies and other liabilities	39,461	40,045	44,717	43,447
Provision for trade accounts payable	9,610	7,902	12,432	10,396
Provision for impairment	-	-	-	14,760
Provision for share-based payments	8,530	5,550	8,898	5,720
Present value adjustment	3,055	2,766	5,142	4,803
Other	11,176	7,485	16,412	10,871
Net deferred income and social contribution tax	**50,330**	**45,845**	**100,380**	**125,124**

The net deferred income tax and social contribution of the Company and its subsidiaries are presented under noncurrent assets.

Below is the description of deferred income tax and social contribution:

	Parent Company		Consolidated	
	2019	2018	2019	2018
At January 1	**45,845**	**44,889**	**125,124**	**104,715**
Expense in statement of profit or loss	6,466	(1,696)	(15,483)	(4,963)
Tax related to other comprehensive income	-	890	-	890
Opening balance of IFRS16/CPC 06(R2) and IFRS15/CPC 47 and IFRS9/CPC 48	(1,980)	1,765	(2,203)	3,466
Write-off due to company sale	-	-	(7,060)	20,885
Other	(1)	(3)	2	131
At December 31, 2019	**50,330**	**45,845**	**100,380**	**125,124**

11.3. Estimated realization of deferred taxes

Based on projections of taxable income from future years approved by the Board of Directors, the Company expects to recover tax credits recorded in noncurrent assets in the following years:

	Parent Company	Consolidated
2020	79,960	97,220
2021	14,571	53,032
2022	14,581	37,591
2023	10,350	22,839
2024	9,865	18,286
2025 onwards	17,148	17,148
	146,475	**246,116**
Tax benefit of goodwill (a)	(96,145)	(145,736)
Deferred tax assets, net	**50,330**	**100,380**

(a) Refers to the amount of the tax benefit amortized without an established term for realization and deferred tax on provision of impairment, since this will take place only through the sale or write-off of Investments that generated said tax benefit.

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In the year ended December 31, 2019, no material event occurred that indicates a limitation on the full recovery of deferred taxes recognized within 10 years.

12. Related-party balances and transactions

Related-party transactions are carried out under market conditions and prices established by the parties, of which balances between the Parent Company and its subsidiaries are eliminated for the purposes of consolidation.

12.1. Credits and liabilities with subsidiaries and associate companies

As at December 31, 2019 and 2018, the main balances of assets and liabilities with related parties that affected the statements of profit or loss for the years are shown below:

	Parent Company			
	2019		2018	
	Asset	Liability	Asset	Liability
Ciashop (i)	-	-	2,484	-
TOTVS Serviços (ii)	-	-	1,472	-
Others	12	-	-	24
Total	12	-	3,956	24

(i) With the sale of the company Ciashop, the loan assumed by third parties is no longer a related party of the group and was reclassified to the item "Other assets".

(ii) On July 31, 2019, the subsidiary TOTVS Serviços was merged by also subsidiary TOTVS Large as mentioned in Note 2.3.

The amounts in accounts payable and receivable among subsidiaries refer to short-term current account transactions, without remuneration. There were no relevant transactions that passed through the results between the group's companies.

12.2. Transactions or relationships with shareholders and key management personnel

The Company kept property lease agreements with companies, in which some of the shareholders also hold TOTVS shares, directly or indirectly.

The rental and condominium expenses with related parties, including the new headquarters, recognized at the end of the fiscal year ended December 31, 2019 summed up R$25,442 (R$25,328 at December 31, 2018). All rental agreements with related parties are subject to adjustment at the IGP-M inflation rate, every 12 months. On December 4, 2019, the lease agreement of the Company's headquarters ceased to be recorded as a related party, since VIP VII – Empreendimentos e Participações S.A. changed its ownership structure and is no longer owned by the shareholders and managers of TOTVS.

These Company shareholders and officers directly or indirectly hold 15.04% of the Company's shares at December 31, 2019 (17.6% at December 31, 2017), and the indirect interest is held through LC-EH Empreendimentos e Participações S.A.

The Company still incurred expenses and revenues of small value over the year with related parties where the total amount of expenditures was R$409 and receipts in the amount of R$183.

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12.3. Management fees

Expenses related to fees of managing officers of the Company and subsidiaries are summarized below:

	Parent Company	
	2019	2018
Salaries, fees and payroll charges (i)	12,035	14,106
Direct and Indirect benefits	943	1,123
Variable bonus (ii)	5,334	3,161
Share-based payments	8,573	3,725
	26,885	22,115

(i) Includes payment of non-competition agreement for terminated employees.
(ii) Includes the estimated provision for the 2019 discretionary bonus that will be realized upon achievement of individual performance targets.

Some management are also entitled to vehicles that are replaced every 3 years. The depreciation expenses of vehicles granted to management for the period ended December 31, 2019 was R$669 (R$590 as of December 30, 2018).

13. Other assets

The breakdown of other assets at December 31, 2019 and 2018 is follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Prepaid expenses	40,038	38,515	41,072	41,863
Franchises loan	24,703	17,668	24,703	21,689
Advances to employees	8,366	7,444	8,862	8,431
Advances to suppliers	678	1,331	1,053	1,535
Dividends receivable	-	2,174	-	-
Receivables for investments sold (i)	16,716	2,531	37,619	3,234
Other assets	3,036	3,556	4,270	6,128
	93,537	73,219	117,579	82,880
Current assets	36,618	52,288	60,184	56,540
Noncurrent assets	56,919	20,931	57,395	26,340

(i) Includes the amount receivable for the sale of Ciashop as mentioned in Note 5.

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14. Investments

The investments of the Company and its subsidiaries are assessed under the equity method. The breakdown of investments in subsidiaries and affiliate companies is shown below:

	Summarized financial statements of affiliate companies and subsidiaries as at December 31, 2019					Equity pick-up (parent Company) for years ended:		Balance of investments as of:	
	Assets	Liabilities	Net Equity	Gross profit	Profit or loss	2019	2018	2019	2018
TOTVS Large (i)	484,106	52,640	431,466	143,644	(5,577)	24,816	(2,370)	490,215	493,626
TOTVS Tecnologia	151,978	18,724	133,254	147,401	44,529	44,529	26,487	133,254	143,487
TTS	268,362	4,103	264,259	28,279	9,052	9,052	7,670	264,259	75,188
TOTVS Serviços	-	-	-	117,406	27,310	27,310	29,699	-	49,055
TOTVS Inc.	76,759	4,093	72,666	352	(21,299)	(21,299)	(16,318)	72,666	72,030
Neolog (i)	4,805	1,817	2,988	13,414	2,162	(523)	(1,070)	17,677	18,920
TOTVS Hospitality	43,415	11,027	32,388	57,763	7,895	5,858	2,439	24,030	17,876
VT Digital	320	46	274	69	54	54	137	274	5,132
Ciashop	-	-	-	5,790	(42)	(29)	(855)	-	5,323
TOTVS México	10,436	6,982	3,454	24,066	(9,395)	(9,395)	(7,894)	3,454	4,571
TOTVS Argentina	11,289	7,576	3,713	35,040	(1,322)	(1,322)	3,399	3,713	5,027
TFS	48,894	18,582	30,312	122,527	25,667	25,667	24,235	30,311	30,017
Datasul Argentina	-	-	-	-	-	-	(58)	-	-
NCC	-	-	-	-	-	-	-	65	65
						104,718	**65,501**	**1,039,918**	**920,317**

(i) Goodwill from acquired companies is recorded under Investments in the parent company's profit or loss. The difference between the results from acquired companies and equity pick-up refers to the amortization of intangible assets in the determination of fair value of assets of the respective acquired companies.

The following table shows changes in investment accounts in the fiscal years ended December 31, 2019 and 2018:

				Equity						
	2018	**Addition**	**Dividends**	**Equity Pick-up**	**Amortizati on of PPA**	**Total**	**Write-off due to sale or incorporation**	**Foreign Exchange (ii)**	**Opening balance CPC 06(R2) (i)**	**2019**
TOTVS Large	493,626	(29,363)	-	34,213	(9,397)	24,816	1,105	(72)	103	490,215
TOTVS Tecnologia	143,487	(46,762)	(8,000)	44,529	-	44,529	-	-	-	133,254
TTS	75,188	180,019	-	9,052	-	9,052	-	-	-	264,259
TOTVS Serviços	49,055	-	(30,200)	27,310	-	27,310	(46,165)	-	-	-
TOTVS Inc.	72,030	19,403	-	(21,299)	-	(21,299)	-	2,532	-	72,666
Neolog	18,920	-	(741)	1,297	(1,820)	(523)	-	-	21	17,677
TOTVS Hospitality	17,876	-	-	5,858	-	5,858	-	-	296	24,030
VT Digital	5,132	(4,446)	(151)	54	-	54	(315)	-	-	274
Ciashop	5,323	-	-	(29)	-	(29)	(5,294)	-	-	-
TOTVS México	4,571	8,455	-	(9,395)	-	(9,395)	-	(177)	-	3,454
TOTVS Argentina	5,027	-	-	(1,322)	-	(1,322)	-	8	-	3,713
TFS	30,017	217	(25,590)	25,667	-	25,667	-	-	-	30,311
NCC	65	-	-	-	-	-	-	-	-	65
Sum of Investments	**920,317**	**127,523**	**(64,682)**	**115,935**	**(11,217)**	**104,718**	**(50,669)**	**2,291**	**420**	**1,039,918**

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(A free translation of the original in Portuguese)

				Equity						
	2017	Addition	Dividends	Equity Pick-up	Amortization of PPA	Total	Foreign Exchange (ii)	Opening balance CPC 47/48 (i)	Discontinued operation	2018
Bematech	547,330	23,596	(627)	7,469	(9,839)	(2,370)	9,955	(7,165)	(77,093)	493,626
TOTVS Brasília	138,692	(9,134)	(11,361)	26,487	-	26,487	-	(1,197)	-	143,487
TOTVS Nordeste	67,908	(460)	-	7,670	-	7,670	-	70	-	75,188
TOTVS Serviços	20,725	-	(1,395)	29,699	-	29,699	-	26	-	49,055
TOTVS Inc.	59,801	18,159	-	(16,318)	-	(16,318)	10,388	-	-	72,030
Neolog	20,681	-	(689)	987	(2,057)	(1,070)	1	(3)	-	18,920
TQTVD	10,461	-	-	2,439	-	2,439	(1)	4,977	-	17,876
TOTVS Ventures	10,756	(5,760)	-	137	-	137	(1)	-	-	5,132
Ciashop	5,334	871	-	1,019	(1,874)	(855)	(1)	(26)	-	5,323
TOTVS México	5,472	6,494	-	(7,894)	-	(7,894)	871	(372)	-	4,571
TOTVS Argentina	4,624	346	-	3,399	-	3,399	(2,497)	(845)	-	5,027
Datasul Argentina	62	-	-	(58)	-	(58)	(4)	-	-	-
TFS	799	4,990	-	24,235	-	24,235	1	(8)	-	30,017
NCC	38	27	-	-	-	-	-	-	-	65
Sum of Investments	**892,683**	**39,129**	**(14,072)**	**79,271**	**(13,770)**	**65,501**	**18,712**	**(4,543)**	**(77,093)**	**920,317**

(i) Impact on equity of subsidiaries as of January 1, 2018 and January 1, 2019 related to the initial adoption of IFRS 15/CPC 47 and IFRS 9/CPC 48 and IFRS 16/CPC 06(R2), respectively.

(ii) Includes the inflation adjustment of the subsidiaries in Argentina.

Page 49 of 72

15. Property, plant and equipment

Property, plant and equipment of the Company are booked at the acquisition cost and depreciation of assets is calculated according to the straight-line method, and takes into consideration the estimated useful economic life of assets. The Company's property, plant and equipment is broken down as follows:

Parent Company								
	Computers	Vehicles	Furniture and Fixtures	Facilities machinery and equipment	Leasehold improvements	Right of use (i)	Others	Total Property, plant and equipment
Cost								
Balance in 2017	153,344	9,428	21,572	25,980	73,082	-	7,037	290,443
Additions	34,242	5,289	940	704	17,886	-	2,829	61,890
Transfers	2,131	107	555	(162)	(4,606)	-	1,273	(702)
Write-offs	(5,621)	(4,623)	(190)	(119)	(263)	-	(6)	(10,822)
Balance in 2018	**184,096**	**10,201**	**22,877**	**26,403**	**86,099**	-	**11,133**	**340,809**
Opening balance CPC 06/IFRS16	-	-	-	-	-	217,111	-	217,111
Additions	26,225	4,597	3,612	443	3,589	19,861	173	58,500
Transfers	(3,191)	199	329	-	4,065	-	(1,402)	-
Write-offs	(13,463)	(4,233)	(965)	(20)	(3,633)	-	(31)	(22,345)
Balance in 2019	**193,667**	**10,764**	**25,853**	**26,826**	**90,120**	**236,972**	**9,873**	**594,075**
Depreciation								
Balance in 2017	(86,177)	(3,885)	(8,875)	(8,667)	(16,162)	-	(2,843)	(126,609)
Depreciation in the year	(25,582)	(3,417)	(2,985)	(3,210)	(8,622)	-	(1,530)	(45,346)
Transfers	29	-	(30)	(24)	-	-	(1)	(26)
Write-offs	5,465	3,336	107	60	56	-	6	9,030
Balance in 2018	**(106,265)**	**(3,966)**	**(11,783)**	**(11,841)**	**(24,728)**	-	**(4,368)**	**(162,951)**
Depreciation in the year	(27,107)	(3,388)	(3,082)	(3,127)	(10,358)	(32,075)	(2,192)	(81,329)
Transfers	-	-	(60)	-	60	-	-	-
Write-offs	12,918	3,068	912	13	3,619	-	14	20,544
Balance in 2019	**(120,454)**	**(4,286)**	**(14,013)**	**(14,955)**	**(31,407)**	**(32,075)**	**(6,546)**	**(223,736)**
Residual value								
Balance in 2019	**73,213**	**6,478**	**11,840**	**11,871**	**58,713**	**204,897**	**3,327**	**370,339**
Balance in 2018	**77,831**	**6,235**	**11,094**	**14,562**	**61,371**	-	**6,765**	**177,858**
Average annual depreciation rate	20% to 25%	33%	10% to 25%	6,7% to 25%	10% to 33%	10% to 33%	20%	-

50

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Consolidated

	Computers	Vehicles	Furniture and Fixtures	Facilities machinery and equipment	Leasehold improvements	Right of use (i)	Others	Total Property, plant and equipment
Cost								
Balance in 2017	165,289	11,205	25,024	39,548	81,577	-	7,619	330,262
Additions	37,691	5,832	1,777	1,816	22,294	-	3,169	72,579
Transfers	7,615	238	3,096	(6,495)	(2,164)	-	1,128	3,418
Write-offs	(7,192)	(4,660)	(1,393)	(717)	(1,120)	-	14	(15,068)
Foreign Exchange	1,138	141	357	225	413	-	(3)	2,271
Balance in 2018	**204,541**	**12,756**	**28,861**	**34,377**	**101,000**	-	**11,927**	**393,462**
Opening balance CPC 06/IFRS16	-	-	-	-	-	236,820	-	236,820
Additions	27,353	5,256	3,774	459	3,589	25,453	218	66,102
Transfers	(2,712)	199	376	(504)	4,065	-	(1,382)	42
Write-offs	(16,940)	(5,607)	(1,868)	(611)	(4,405)	(4,172)	(52)	(33,655)
Write-offs due to company sale	(3,162)	(763)	(1,427)	(5,519)	(4,479)	(5,645)	(173)	(21,168)
Foreign Exchange	80	54	43	4	96	(460)	1	(182)
Balance in 2019	**209,160**	**11,895**	**29,759**	**28,206**	**99,866**	**251,996**	**10,539**	**641,421**
Depreciation								
Balance in 2017	(94,352)	(4,923)	(11,265)	(11,789)	(22,876)	-	(3,035)	(148,240)
Depreciation in the year	(28,122)	(3,821)	(3,550)	(5,320)	(11,044)	-	(982)	(52,839)
Transfers	(4,015)	54	(969)	(26)	788	-	20	(4,148)
Write-offs	7,099	3,444	1,089	476	411	-	(46)	12,473
Foreign Exchange	(1,047)	(96)	(300)	(45)	(396)	-	2	(1,882)
Balance in 2018	**(120,437)**	**(5,342)**	**(14,995)**	**(16,704)**	**(33,117)**	-	**(4,041)**	**(194,636)**
Depreciation in the year	(28,977)	(4,293)	(3,447)	(3,261)	(11,906)	(37,572)	(1,875)	(91,331)
Transfers	(452)	-	(94)	460	60	-	(16)	(42)
Write-offs	16,077	4,685	1,444	472	4,264	855	33	27,830
Write-offs due to company sale	1,985	107	396	3,147	440	-	52	6,127
Foreign Exchange	(16)	7	(25)	(4)	(81)	181	1	63
Balance in 2019	**(131,820)**	**(4,836)**	**(16,721)**	**(15,890)**	**(40,340)**	**(36,536)**	**(5,846)**	**(251,989)**
Residual value								
Balance in 2019	**77,340**	**7,059**	**13,038**	**12,316**	**59,526**	**215,460**	**4,693**	**389,432**
Balance in 2018	**84,104**	**7,414**	**13,866**	**17,673**	**67,883**	-	**7,886**	**198,826**
Average annual depreciation rate	20% to 25%	20% to 33%	10% to 25%	6,7% to 25%	10% to 33%	10% to 33%	20%	-

(i) Line "Additions" includes the annual restatement of rental applied to the right of use according to the index established in the agreement. The Company applied exceptions to the standard for short-term and low value contracts, recorded in rental expense in the amount of R$1,246 and R$1,965 in the Parent Company and Consolidated, respectively as of December 31, 2019.

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The Company annually evaluates indicators that may impact the estimated useful lives of its assets and there were no changes for the years ended December 31, 2019 and 2018.

16. Intangible assets

Intangible assets acquired separately are measured at cost at the time of their initial recognition, and the cost of intangible assets acquired in a business combination corresponds to the fair value on the date of acquisition. Intangible assets and changes in this account are as follows:

	Parent Company					
	Software	Trademarks & patents	Customer portfolio	Other (i)	Goodwill	Total Intangible assets
Cost or valuation						
Balance in 2017	324,854	63,149	212,980	18,750	280,308	900,041
Additions	14,006	-	-	-	-	14,006
Transfers	730	-	-	-	-	730
Balance in 2018	**339,590**	**63,149**	**212,980**	**18,750**	**280,308**	**914,777**
Additions	17,448	-	3,554	-	-	21,002
Write-offs	(6,989)	(2,151)	(166)	(123)	-	(9,429)
Balance in 2019	**350,049**	**60,998**	**216,368**	**18,627**	**280,308**	**926,350**
Amortization						
Balance in 2017	(225,134)	(39,623)	(200,446)	(18,511)	-	(483,714)
Amortization in the year	(33,614)	(4,202)	(10,373)	(239)	-	(48,428)
Balance in 2018	**(258,748)**	**(43,825)**	**(210,819)**	**(18,750)**	**-**	**(532,142)**
Amortization in the year	(31,875)	(4,200)	(942)	-	-	(37,017)
Write-offs	6,989	2,151	166	123	-	9,429
Balance in 2019	**(283,634)**	**(45,874)**	**(211,595)**	**(18,627)**	**-**	**(559,730)**
Residual value						
Balance in 2019	**66,415**	**15,124**	**4,773**	**-**	**280,308**	**366,620**
Balance in 2018	**80,842**	**19,324**	**2,161**	**-**	**280,308**	**382,635**
Average annual amortization rates	**10% to 20%**	**6,7% to 8%**	**10% to 12,5%**	**10% to 50%**		

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	Consolidated						
	Software	Trademarks & patents	Customer portfolio	R&D	Others (i)	Goodwill	Total Intangible assets
Cost or valuation							
Balance in 2017	**370,495**	**99,622**	**360,892**	**28,641**	**49,526**	**654,047**	**1,563,223**
Additions	14,621	221	-	1	-	8,378	23,221
Transfers	730	-	-	(534)	534	-	730
Write-offs	(1,236)	(5)	(162)	(1)	(212)	-	(1,616)
Exchange variation	288	994	-	-	-	6,379	7,661
Balance in 2018	**384,898**	**100,832**	**360,730**	**28,107**	**49,848**	**668,804**	**1,593,219**
Additions	17,504	-	3,554	-	-	-	21,058
Write-offs	(7,139)	(11,059)	(166)	(721)	(123)	-	(19,208)
Write-offs due to company sale	(5,482)	(6,494)	-	(13,496)	-	(2,862)	(28,334)
Exchange variation	14	-	-	-	-	-	14
Balance in 2019	**389,795**	**83,279**	**364,118**	**13,890**	**49,725**	**665,942**	**1,566,749**
Amortization							
Balance in 2017	**(254,757)**	**(54,590)**	**(240,105)**	**(3,827)**	**(48,976)**	-	**(602,255)**
Amortization in the year	(42,200)	(7,483)	(21,216)	(8,611)	(865)	-	(80,375)
Write-offs	1,236	5	162	1	212	-	1,616
Provision for impairment	-	(218)	-	(10,389)	-	(43,611)	(54,218)
Exchange variation	(155)	(704)	-	-	-	-	(859)
Balance in 2018	**(295,876)**	**(62,990)**	**(261,159)**	**(22,826)**	**(49,629)**	**(43,611)**	**(736,091)**
Amortization in the year	(36,032)	(5,157)	(11,723)	(2,716)	(74)	-	(55,702)
Write-offs	7,135	4,185	166	721	123	-	12,330
Write-offs due to company sale	2,338	4,730	-	16,349	-	-	23,417
Exchange variation	(6)	-	-	-	-	-	(6)
Balance in 2019	**(322,441)**	**(59,232)**	**(272,716)**	**(8,472)**	**(49,580)**	**(43,611)**	**(756,052)**
Residual value							
Balance in 2019	**67,354**	**24,047**	**91,402**	**5,418**	**145**	**622,331**	**810,697**
Balance in 2018	**89,022**	**37,842**	**99,571**	**5,281**	**219**	**625,193**	**857,128**
Average annual amortization rates	10% to 20%	6,7% to 8%	10% to 12,5%	20%	10% to 50%		

(i) Includes primarily non-compete rights arising from the purchase price allocation from business combinations.

The amortization of intangible assets is based on their estimated useful lives. Intangible assets identified, the amounts recognized and useful lives of assets resulting from a business combination are based on a technical study by an independent specialist firm.

16.1. Goodwill and intangible assets identified in business combinations

The breakdown and addition/write-off of goodwill in the fiscal years ended December 31, 2019 and 2018 is shown below:

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	2017	Foreign exchange (i)	Addition/ Impairment	2018	Addition/ Impairment	2019
Bematech	255,927	6,379	(43,611)	218,695	1,603	220,298
RM	90,992	-	-	90,992	-	90,992
W&D	64,070	-	-	64,070	-	64,070
Virtual Age	46,497	-	-	46,497	-	46,497
RMS	35,740	-	-	35,740	-	35,740
SRC	33,688	-	-	33,688	-	33,688
Datasul	30,084	-	-	30,084	-	30,084
Gens FDES	16,340	-	-	16,340	-	16,340
Seventeen	15,463	-	-	15,463	-	15,463
TOTVS Agroindústria	13,128	-	-	13,128	-	13,128
Neolog	12,565	-	-	12,565	-	12,565
BCS	11,821	-	-	11,821	-	11,821
Passlack (ii)	-	-	8,378	8,378	-	8,378
TotalBanco	6,008	-	-	6,008	-	6,008
Logo Center	5,703	-	-	5,703	-	5,703
Ciashop (iii)	4,465	-	-	4,465	(4,465)	-
Others	11,556	-	-	11,556	-	11,556
	654,047	6,379	(35,233)	625,193	(2,862)	622,331

(i) Foreign exchange of Goodwill recorded in a foreign subsidiary
(ii) Goodwill generated from the acquisition of Passlack, see in Note 4.
(iii) Writte-off due to company sale in July 31,2019 as mentioned in Note 5.

16.2. Test for impairment of assets

The Company assesses the recoverable book value of goodwill by employing the "value in use" concept through discounted cash flow models for cash generating units, representing the group of tangible and intangible assets used in the development and sale of different solutions to its customers. With the sale of the hardware operation and of the subsidiary Ciashop in fiscal year 2019, the Company continues its strategy of focusing on the software business and retains the following cash-generating units: TOTVS and Neolog.

Also in line with the same strategy of focusing on the software operation, the Company consolidated the CGU of International Markets (IM), which was presented separately until 2018, since this market refers to a strategic extension of the Company's strategy following the same strategic guidelines as its core market (Brazil), adapted to the reality of each country, in addition to the fact that this operation has no allocated goodwill.

Assumptions on cash flow increase and future cash flow projections are based on the Company's business plans, approved annually by management, as well as comparable market information, and represent Management's best estimates of the economic conditions that will exist during the useful life of these assets for different cash generating units. Future cash flows were discounted based on the representative rate of cost of capital.

In keeping with the economic valuation techniques, value in use is determined over a five-year period, considering the perpetuity of assumptions and in view of the capacity of indefinite business continuity. Flow growth projections were made in nominal terms.

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The main assumptions used in the value in use and sensitivity estimate are:

- Gross margins – revenues were projected between 2019 and 2023, considering the growth of the customer bases and business plans of the two Cash Generating Units, while costs and expenses were projected based on the Company's historical performance of operations. An increase or decrease of 0.5 p.p. in gross margin projection for each cash-generating unit would result in a recoverable amount higher than the book value.

- Discount rate – represents the assessment of risks in the current market, specific to each cash-generating unit, considering the value of money over time and the individual risks of related assets that were not incorporated into the assumptions included in the cash flow model. Calculation of the discount rate is based on the specific circumstances of each CGU. Estimated future cash flows were discounted at a nominal rate of 11.7% p.a. (pre-tax) for each cash generating unit. An increase or decrease of 1 p.p. in the discount rate for each cash-generating unit would result in a recoverable amount higher than the book value.

- Perpetuity – the growth rates used to extrapolate the projections at December 31, 2019, in addition to the five-year period ranged from 3.5% to 5.5%. An increase or decrease of 1 p.p. in the perpetuity rate for each cash-generating unit would result in a recoverable amount higher than the book value.

Key assumptions were based on the Company's historical performance and reasonable macroeconomic assumptions, and on financial market projections, documented and approved by the Company's management.

The annual impairment test of intangible assets and goodwill of the Company did not result in any provision for loss, since the estimated recoverable amount of each cash-generating unit was higher than the net book value on the valuation date. In 2018, the annual impairment test for intangible assets and goodwill resulted in a provision for loss of R$87,023 at the cash-generating unit of Bematech Hardware, which was sold on October 24, 2019.

17. Payroll and labor obligations

Balances of salaries and charges payable are broken down as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Labor liabilities:				
Salaries payable	21,090	19,332	28,810	27,600
Vacation payable	55,976	58,568	76,235	81,704
Profit sharing and bonus	40,710	23,109	51,107	30,492
Withholding Income Tax (IRRF)payable	13,291	12,303	17,600	16,552
Actuarial liability due to health care plan and retirement benefits (i)	2,024	1,287	2,024	1,287
Other	1,703	1,675	4,106	2982
	134,794	**116,274**	**179,882**	**160,617**
Payroll liabilities				
FGTS (Workers 'severance pay fund) payable	4,525	4,581	6,062	6,203
INSS (Brazilian Social Security Institute) payable	5,080	5,088	7,528	8,054
	9,605	**9,669**	**13,590**	**14,257**
	144,399	**125,943**	**193,472**	**174,874**

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(i) Refers to the actuarial provision for the medical assistance plan of the participants who contributed or still contribute fixed installments to the plan and who are entitled to remain in the plan after retirement.

18. Tax liabilities

As at December 31, 2019 and 2018, the balances of tax liabilities are composed as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Tax liabilities				
INSS payable	14,221	12,041	17,552	14,583
ISS payable	7,628	5,376	9,588	7,268
PIS and COFINS payable	15,484	12,487	18,486	15,589
IRPJ and CSLL payable	-	-	4,238	4,632
Withholding IR and CSLL	796	880	2,677	3,677
Other taxes	2,063	1,793	2,662	1,717
Total	**40,192**	**32,577**	**55,203**	**47,466**

19. Loans and debts

Loans are initially recognized at fair value, net of transaction costs incurred, and are shown at amortized cost. Any difference between the borrowed amounts (net of transaction costs) and the total amount payable is recognized in the statement of profit or loss during the period when the loans are due, using the effective interest rate method.

The loan and debt operations are as follows:

		Parent Company		Consolidated	
	Annual financial charges	**2019**	**2018**	**2019**	**2018**
BNDES PROSOFT	TJLP + 1.5% to 1.52% p.a.	-	129,194	3,232	137,940
BNDES PSI	3.5% to 4.0% p.a..	-	12,197	2,227	18,224
Finance lease	8.55% to 17.24% (i)	230,108	42,087	241,340	42,189
BNDES – Social	TJLP	-	714	-	714
BNDES Inovação	TJLP + 0.52% p.a..	-	-	888	2,404
Secured accounts and other		-	-	16	-
		230,108	**184,192**	**247,703**	**201,471**
Current liabilities		44,322	155,278	55,623	166,154
Noncurrent liabilities		185,786	28,914	192,080	35,317

(i) Fees for the lease of the right to use real estate vary between 8.55% to 10.16% (nominal interest rate) and 15.12% to 17.24% for the lease of the right to use electronic equipment .

The Company and its subsidiary TOTVS Large have loan and financing agreements with covenants usually applicable to these types of operations, related to the meeting of economic, financial, cash generation and other

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metrics. These covenants have been met and do not restrict the Company's capacity to normally conduct its operations.

Amounts recorded in noncurrent liabilities as at December 31, 2019 and 2018, have the following maturity schedule:

	Parent Company		Consolidated	
	2019	2018	2019	2018
2019	-	13,173	-	19,583
2020	-	15,741	-	15,734
2021	33,120	-	36,628	-
2022	32,032	-	33,834	-
2023 onwards	120,634	-	121,618	-
Noncurrent liabilities	**185,786**	**28,914**	**192,080**	**35,317**

Below is the breakdown of loans and debts as at December 31, 2019 and 2018:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Balance at beginning of year	**184.192**	**374.074**	**201.471**	**402.556**
Opening balance of lease – IFRS 16/CPC 06(R2)	217,111	-	236,470	-
Additions	27,517	4,712	33,107	4,712
Interest incurred	19,295	25,396	21,318	26,885
Payment of interest	(19,363)	(24,577)	(20,639)	(26,004)
Payment of principal	(198,644)	(195,413)	(214,506)	(206,678)
Write-off due to company sale	-	-	(5,463)	-
Write-off right-of-use lease	-	-	(4,055)	-
Balance at end of year	**230,108**	**184,192**	**247,703**	**201,471**

a) Lease

Lease obligations are guaranteed by fiduciary sale of leased assets. The table below shows gross liabilities of finance leases at December 31, 2019 and 2018:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Gross liabilities of Finance lease – minimum lease payments				
Less than one year	55,050	13,173	60,304	13,227
More than one year and less than five years	150,524	36,203	157,011	36,262
More than five years	63,460	-	63,460	-
	269,034	**49,376**	**280,775**	**49,489**
Future financing charges in Finance leases	(38,926)	(7,289)	(39,435)	(7,300)
Present value of liabilities of Finance lease	**230,108**	**42,087**	**241,340**	**42,189**
Current liabilities	44,322	13,173	49,260	13,228
Noncurrent liabilities	185,786	28,914	192,080	28,961

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20. Debentures

At December 31, 2019 and 2018, the balance was broken down as follows:

Issue	Debentures	Annual financial charges	Unit price		Parent Company and Consolidated 2019	2018
Single series	200,000	105.95% of CDI	1.00	(a)(i)	202,973	203,431
		Premium due to non-conversion		(c)	-	73,757
		Total			**202,973**	**277,188**
		Current liabilities			202,973	77,319
		Noncurrent liabilities			-	199,869

(i) The value of the debentures issue is presented net of transactions costs of R$175 as of December 31,2019 (R$306 as of December 31,2018).

The changes in the years are shown below:

Debentures and premiums from non-conversions	Parent Company and Consolidated 2019	2018
Balance at beginning of year	277,188	269,138
Interest incurred	21,987	21,734
(-) Interest amortization	(13,124)	(13,684)
(-) Amortization of Premium due to non-conversion	(83,078)	-
Balance at end of year	**202,973**	**277,188**

a) Issue of Debentures

As at September 6, 2017, the Board of Directors approved the operation to raise R$200,000 through the issue of 200,000 simple, unsecured, nonconvertible debentures of the Company with face value of R$1, in a single series, which were subject to public distribution with restricted efforts.

For all legal purposes, the issue of debentures was September 15, 2017. The debentures will come due on September 15, 2020, except in the events of early maturity.

The Debentures will bear interest corresponding to 105.95% of the accumulated variation of the daily average DI (interbank) rates. Interests will be paid semiannually, with the first payment on March 15, 2018.

b) Premium due to non-conversion of debentures issued in 2008

In case of non-conversion of Company debentures issued in 2008, debenture holders will be entitled to a non-conversion premium, which for the 1st series debentures will be equivalent to the difference between IPCA plus 8.0% p.a., and the interest effectively paid, and for the 2nd series debentures, interest of 3.5% p.a.

Premium for non-conversion of 1st series debentures will be restated by IPCA plus 8.0% p.a., while the 2nd

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series debentures will be restated at TJLP plus 5.0% p.a. The premium for non-conversion was paid in cash on August 19, 2019, since none of the debenture holders chose to receive common shares.

21. Liabilities due to investment acquisition

These refer to installments payable due to acquisition of investments by the Company and its subsidiaries, negotiated with installment payments, recorded in current and noncurrent liabilities, as follows:

	Parent Company		Consolidated	
	2019	2018	2019	2018
RMS	-	-	1,930	13,920
Virtual Age	15,187	15,293	15,187	15,293
RJ Participações	-	-	8,772	17,542
Neolog	7,187	7,187	7,187	7,187
Bematech Sistemas	-	-	-	7,256
Seventeen	3,039	2,873	3,039	2,873
Datasul MG	4,695	4,429	4,695	4,429
Ciashop	-	366	-	366
Other	385	604	2,502	6,195
Total	**30,493**	**30,752**	**43,312**	**75,061**
Current liabilities	30,493	30,752	32,554	59,597
Noncurrent liabilities	-	-	10,758	15,464

As at December 31, 2019 and 2018, the liabilities for acquisition of investments had secured accounts consisting of CBD operations in the amounts mentioned below:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Investment guarantees in current liabilities	23,217	23,477	25,278	44,909
Investment guarantees in noncurrent liabilities	-	-	1,987	5,334
Total	**23,217**	**23,477**	**27,265**	**50,243**

22. Provision for contingencies related to legal proceedings

22.1. Ongoing proceedings with recorded provision for contingencies and legal liabilities related to legal proceedings

The Company and its subsidiaries are parties to several legal proceedings related to tax, social security, labor and civil matters arising from the ordinary course of their business operations. A provision for contingencies was set up by management, supported by its legal counsel and analysis of pending judicial proceedings, in an amount considered sufficient to cover probable losses. The provision amount reflects the best current estimate of the Company's Management and its subsidiaries.

The amount of provisions set up as at December 31, 2019 and 2018 is as follows:

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	Parent Company		Consolidated	
	2019	2018	2019	2018
Tax	5,797	2,337	7,671	2,946
Labor	78,848	88,394	87,988	94,832
Civil	31,416	27,049	35,862	30,014
	116,061	**117,780**	**131,521**	**127,792**

The summary of main proceedings in progress is presented below.

Tax

The lawsuits classified as probable loss deal with recovering tax claims that the Company and its subsidiaries consider undue. The amounts classified as probable losses from these lawsuits were R$7,671, on a consolidated basis, at December 31, 2019 (R$2,946 at December 31, 2018).

Labor

Labor lawsuits assessed as probable losses refer to lawsuits filed by former employees of the Company seeking labor dues, as well as service provider companies, seeking recognition of both employment relationship and other labor dues.

As of December 31, 2019, the labor claims whose restated amount are deemed individually significant were:

(i) Lawsuit filed in 2000, whereby a former sales executive claims the payment of severance pay, including differences in commissions. This suit was filed against a company merged into TOTVS and had outcome in December 2019 (R$4,403 as of December 31, 2018).

(ii) Lawsuit filed in 2003 by a former sales executive of a company, whose controlling interest was held by Datasul prior to its merger into TOTVS. TOTVS claims that a part of the suit is illegitimate and the suit is in the enforcement phase. The restated amount as of December 31, 2019 is R$5,501 (R$4,224 as of December 31, 2018).

(iii) Lawsuit filed in 2015, whereby a former employee claims the payment of labor pay including salary differences. On July 10, 2019 there was an unfavorable decision that resulted in the payment for an unfavorable decision, a provision of R$1,569 remaining as of December 31, 2019 (R$3,348 as of December 31, 2018).

The amounts assessed as probable losses from these lawsuits totaled R$80,918 at December 31, 2019 (R$94,832 at December 31, 2018), there being no individually significant case.

Civil

Civil lawsuits classified as probable loss refer mainly to lawsuits filed by customers alleging certain problems with the delivery of products and/or services, application of the default increment, grace period in terminated contracts and undue collections.

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Notable among the individually significant cases are:

(i) Civil lawsuit filed by a client alleging problems resulting from the product implemented, which would have caused direct and indirect damages to the customer. The update amount claimed as of at December 31, 2019, deemed as probable loss, is R$13,680 (R$9,578 at December 31, 2018). The Company appealed against the merits of the unfavorable decision and the amount involved.

Amounts classified as probable losses from other lawsuits totaled R$22,182 as of December 31, 2019 (R$20,436 as of December 31, 2018), there being no other individually significant cases.

a) Changes in provisions

The breakdown of provisions in the year ended December 31, 2019 and 2018 is as follows:

	Parent Company			
	Tax	Labor	Civil	Total
Balances at December 31, 2017	**2,257**	**73,762**	**34,763**	**110,782**
(+) Additional provision	1,289	51,875	14,544	67,708
(+) Monetary restatement	539	6,789	4,091	11,419
(-) Reversal of provision not used	(490)	(16,889)	(2,738)	(20,117)
(-) Write-off due to payment	(1,258)	(27,143)	(23,611)	(52,012)
Balances at December 31, 2018	**2,337**	**88,394**	**27,049**	**117,780**
(+) Additional provision	4,795	50,110	16,575	71,480
(+) Monetary restatement	596	7,393	2,835	10,824
(-) Reversal of provision not used	(937)	(17,248)	(5,543)	(23,728)
(-) Write-off due to payment	(994)	(49,801)	(9,500)	(60,295)
Balances at December 31, 2019	**5,797**	**78,848**	**31,416**	**116,061**

	Consolidated			
	Tax	Labor	Civil	Total
Balances at December 31, 2017	**2,827**	**78,945**	**35,998**	**117,770**
(+) Additional provision	1,460	54,984	16,504	72,948
(+) Monetary restatement	578	7,412	4,295	12,285
(-) Reversal of provision not used	(490)	(18,718)	(3,163)	(22,371)
(-) Write-off due to payment	(1,429)	(27,791)	(23,620)	(52,840)
Balances at December 31, 2018	**2,946**	**94,832**	**30,014**	**127,792**
(+) Additional provision	6,014	57,993	18,614	82,621
(+) Monetary restatement	667	7,906	3,276	11,849
(-) Reversal of provision not used	(963)	(18,570)	(6,409)	(25,942)
(-) Write-off due to payment	(993)	(53,918)	(9,626)	(64,537)
(-) Write-off due to company sale	-	(255)	(7)	(262)
Balances at December 31, 2019	**7,671**	**87,988**	**35,862**	**131,521**

The provisions reflect management's best current estimate, which is based on information, external counsel has updated analyses and outcomes of previous legal proceedings in which the Company was defendant. TOTVS's risk monitoring and control constantly review this estimate.

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b) Judicial deposits

The judicial deposits bound and not bound to provisioned lawsuits are stated below and are recorded under noncurrent assets in the Company's financial statements:

	Parent Company		Consolidated	
Judicial deposits	**2019**	**2018**	**2019**	**2018**
Tax	11,833	8,320	21,554	17,755
Labor	22,677	30,241	28,552	34,794
Civil	14,132	12,610	14,953	13,416
	48,642	**51,171**	**65,059**	**65,965**

22.2. Possible contingencies

In addition, the Company and its subsidiaries are involved in other lawsuits, in which the risk of loss, according to external lawyers and management, is possible, for which no provision has been recognized, as follows:

	Parent Company		Consolidated	
Nature	**2019**	**2018**	**2019**	**2018**
Tax	109,268	118,507	137,180	154,953
Labor	77,458	151,820	90,509	160,326
Civil	255,345	295,108	271,647	315,507
	442,071	**565,435**	**499,336**	**630,786**

The summary of main proceedings ongoingis presented below.

Tax

As a result of inspection procedures of the Federal Revenue Service (RFB) in 2006, RFB issued a tax-deficiency notice for understanding that the Company made payments to unidentified beneficiaries, levying the withholding income tax (IRRF) on said amounts, and identified expenses allegedly not proved, adding the respective amounts back to taxable profit. The tax deficiency notice was challenged with decision partially favorable at first instance and is currently awaiting judgment of the Tax Authorities at the second administrative level. The restated amount for this lawsuit was R$6,539 at December 31, 2019 (R$12,301 at December 31, 2018).

In 2014, a tax deficiency notice was issued against the Company due to alleged joint liability for payment of ICMS on untaxed outflows for installing outflow control software at the taxpayer (customer). TOTVS was considered jointly liable because the Company installed at the taxpayer a software that controls outflow of goods. The deficiency notice was challenged, a decision was given in favor of TOTVS and the lawsuit was closed in May 2019 (R$16,726 at December 31, 2018).

A tax deficiency note issued by the Federal Revenue Service of Brazil requiring payment of IRPJ and CSLL on presumed ICMS credits granted as subsidy by the State Government of Paraná in the years 2007 through 2009 to the subsidiary Bematech. The lawsuit was ruled totally in favor of TOTVS in November 2019. The amount as of December 31,2018 was R$26,345.

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In 2012, the Company offset debts with CSLL negative balance, but offsets were fully disallowed. The attendant protest letter is pending judgment in the lower administrative court. The restated amount for this lawsuit was R$12,081 at December 31,2019 (R$11,478 at December 31, 2018).

Tax enforcement action filed in 2002 disputing the Social Security Contribution arising from an alleged outsourcing of services between 1995 and 1999. Currently awaiting judgement of the Company's and the Tax Authority's appeals at the Federal Supreme Court. Due to the reclassification of the likelihood of loss, a part of the amount is now recorded at the balance, and the possible disbursement amounting is R$4,645 in December 2019 (R$20,294 at December 31, 2018).

In 2019, the Company received a tax deficiency notice for ISS tax underpayment in 2014, under the allegation of an error in the assignment of tax rates for the services it provides, in the amount of R$16,366, whose likelihood of loss is assessed as possible. The Company submitted its defense, which is pending judgment in the lower administrative courts. The amount as of September 30, 2019 is R$18,802.

In 2015, the Company received a tax enforcement notice to pay ISS tax in the period between 1996 and 2001. The Company appealed claiming the statute of limitations on the collection and the records are awaiting the expert's report. The amount involved as of December 31, 2019 is R$10,755 (R$9,608 as of December 31, 2018).

The remaining tax cases assessed as possible losses deal with recovering debt, which the Company considers them to be undue. These cases totaled R$84,456 at December 31, 2019 (R$77,809 at December 31, 2018).

Labor

Labor lawsuits assessed as possible losses refer to lawsuits filed by former employees of the Company who seek labor dues, as well as service provider companies, seeking recognition of both employment relationship and other labor dues.

The reduction in contingent labor liabilities was due to the closure of lawsuits, especially one filed by the union disputing the application of work routines that was ruled completely invalid and whose restated amount, as of December 31, 2018, was R$21,638.

The other labor lawsuits totaled R$90,509 at December 31, 2019 (R$160,326 at December 31, 2018), there being no other individually significant cases.

Civil

The civil lawsuits assessed as possible losses relate mainly to lawsuits filed by customers alleging problems in the provision of services offered to clients, application of standard price increase, and application of grace period in agreements rescinded and improper charges.

Notable among the individually significant cases are:

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(i) Action for damages due to information filed against agency agreement, in addition to moral and material damages. The action, which involves the updated amount of R$104,361 at December 31, 2019 (R$94,861 at December 31, 2018), is in the initial stage and was deemed as possible loss.

(ii) Action for alleged emotional distress and pecuniary damage was filed due to commercial problems with former franchisees. In March 2019, a sentence was partially favorable to TOTVS reducing the amounts possible, and the updated amount at December 31, 2019 is R$5,169 (R$16,741 as of December 31, 2018).

(iii) Civil lawsuit filed by a customer alleging problems resulting from the product implemented, which would have caused damages. The lawsuit was concluded and settled due to the judicial agreement signed in December 2019 (R$23,893 as of December 31, 2018).

The other suits totaled R$162,117 at December 31, 2019 (R$180,012 at December 31, 2018), there being no other individually significant cases.

23. Equity

a) Capital

As at December 31, 2019, the Company's capital was composed of 192,637,727 registered common shares issued and fully paid, with no par value (165,637,727 as of December 31,2018), as follows:

	2019		2018	
Shareholders	**Shares**	**%**	**Shares**	**%**
LC EH Participações e Empreendimentos S/A	26,760,990	13.89%	26,760,990	16.16%
GIC Private Limited	9,728,352	5.05%	559,200	0.34%
Itaú Unibanco S.A.	9,713,045	5.04%	466,622	0.28%
Laércio José de Lucena Cosentino	2,053,890	1.07%	2,186,091	1.32%
CSHG Senta Pua Fia	45,400	0.02%	45,400	0.03%
Others	142,383,931	73.91%	133,433,333	80.56%
Outstanding shares	**190,685,608**	**98.99%**	**163,451,636**	**98.68%**
Treasury Shares	1,952,119	1.01%	2,186,091	1.32%
Total in units	**192,637,727**	**100.00%**	**165,637,727**	**100.00%**

On May 16, 2019, the Extraordinary General Meeting approved an increase in the authorized Capital limit for R$2,500,000.

On May 22, 2019, the Board of Directors approved the pricing of the primary public offering with restricted efforts which price per share was R$39.50 and the total amount of R$1,066,500. It was determined that the price per share of R$39.50 would be earmarked as follows: (i) R$12.64 earmarked for capital , in the total amount of R$341,280; and (ii) the balance, of R$26.86 per share, for capital reserve, in the total amount of R$725,220. As a result of the capital increase, 27,000,000 new subscription common shares, with no par value, were issued, and

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the capital stock increased from R$1,041,229, represented by 165,637,727 common shares, to R$1,382,509, represented by 192,637,727 common shares, all registered, book-entry common shares with no par value.

b) *Capital reserves*

The balance of capital reserves at December 31, 2019 and 2018 was broken down as follows:

	2019	2018
Goodwill reserve (a)	795,538	99,260
Goodwill reserve due merger	14,330	14,330
Premium on acquisition of non-controlling interest	(25,518)	(25,518)
Debentures converted into shares (fair value) (Note 20)	44,629	44,629
Stock option plan (Note 25)	47,000	37,206
	875,979	**169,907**

(a) The goodwill reserve amount of R$99,260 is composed of R$31,557 relating to payments made in 2005 and R$67,703 relating to corporate restructuring with Bematech. The increase in goodwill reserve of R$696,278 in 2019, refers to the amount of capital contribution allocated to the capital reserve of R$725,220, net of borrowing costs that amounted to R$28,942.

c) *Treasury shares*

As at December 31, 2019 and 2018, the "Treasury Shares" item was as follows:

	Number of shares (units)	Value (in thousand)	Average price per share (in reais)
Balance at December 31, 2017	**2,231,967**	**R$71,495**	**R$32.03**
Used	(45,876)	(R$1,469)	R$32.03
Balance at December 31, 2018	**2,186,091**	**R$70,026**	**R$32.03**
Used	(233,972)	(R$7,495)	R$32.03
Balance at December 31, 2019	**1,952,119**	**R$62,531**	**R$32.03**

In the year ended December 31, 2019, the use of 233,972 treasury shares by the stock options plan consumed R$3,785 from the capital reserve.

24. Dividends and Interest on Equity

The Company´s bylaws provide for mandatory minimum dividend of 25% of net income for the year, adjusted by the amount of the legal reserve set up, pursuant to the Brazilian Corporation Law.

On August 5, 2019, the Board of Directors authorized distribution and payment of interest on equity, relating to the 1st half of 2019, amounting to R$36,224, which were paid from October 10, 2019.

On December 18, 2019, the Board of Directors authorized the distribution and payment of interest on equity to the Company’s shareholders, in the amount of R$43,847, to be calculated towards to the mandatory minimum dividend for the year ended December 31, 2019 to be paid as of May 20, 2020.

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(A free translation of the original in Portuguese)

	Parent Company	
	2019	2018
Net income for the year - Company	209,796	59,548
Accrual of legal reserve (article 193 of Law No. 6404)	(10,490)	(2,977)
Opening balance of new CPCs/IFRS	4,263	(7,968)
Net income after legal reserve allocation	**203,569**	**48,603**
Mandatory minimum dividend – 25%	50,892	14,143
Additional dividends proposed by management	54,006	31,620
Dividends proposed by management	**104,898**	**45,763**
Payment:		
Interest on equity	80,081	27,785
Dividends	24,817	17,978
	104,898	**45,763**
Number of outstanding shares at December 31	190,685,608	163,451,636
Dividends and interest on equity per thousand shares - in reais	**0.55**	**0.28**

The balance of dividends and interest on equity payable of R$44,579 on December 31, 2018 (R$13,902 at December 31, 2018) includes the distribution of the year, as presented above, as well as the residual balance of previous years.

Interest on equity is a part of dividends, which is deductible for purposes of Brazilian tax law. It is, therefore, reported in different lines in order to show the income tax effect.

Mandatory minimum dividends are shown in the statement of financial positions legal obligations (provisions in current liabilities), and dividends in excess of this minimum as reserve in a special line in the statement of equity.

The capital budget proposed for 2020 to be submitted to the Annual Shareholders Meeting, allocates the balance in the amount of R$98,671 in the reserve account to retained earnings, for the following:

Investments:	2020
Investments in property, plant and equipment's and intangible assets	75,342
Investments in strategic projects	23,329
Total investments (unaudited)	**98,671**
Sources:	
Retained earnings reserve at December 31, 2019	98,671
Total sources	**98,671**

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25. Share-based compensation plan

The Company measures the cost of transactions settled with shares to its employees based on the fair value of the shares on the grant date.

The Incentive Plan based on Shares of the Company establishes rules for certain employees and directors of TOTVS or other companies under its control so they can acquire shares of the Company through the grant of shares, thereby aligning over the medium and long terms, interests of the beneficiaries and shareholders' interests, broaden the sense of ownership and commitment of the executives through the concept of investment and risk. The Plan is administered by the Board of Directors of the Company, which establishes grant programs annually, and according to the rules of the Company's Code of Ethics, managers do not participate in the decisions of the plan that directly benefit them.

Under the current plan grants to beneficiaries the right to restricted shares that are divided into two programs:

(i) Regular restricted shares: the eligible participants shall have the right to receive the Restricted Shares of the Regular Program at the end of the Grace Period. During the Grace Period of the Regular Program, participants will not be entitled to receive dividends or interest on equity in connection with the Restricted Shares.

(ii) Partner program: the eligible participants in this plan shall have the right to receive the Restricted Shares of the Partner Program at the end of the Grace Period, since provided the Participant has and maintains, on the date of granting of Restricted Shares, on a continuous and uninterrupted basis, including on the date of delivery of the Restricted shares an amount equal to twelve (12) fixed monthly gross salaries invested in Company shares. During the Grace Period of the Partner Program, participants will not be entitled to receive dividends or interest on equity in connection with the Restricted Shares.

(iii) Discretionary Bonus in Restricted Shares: This plan enables the Board, within the established limit for dilution of shares, in order to attract and retain certain key personnel of the Company and/or its subsidiaries, at its sole discretion, to use any remaining balance of Restricted Shares under this Plan for additional grants to participants, in a restricted number, based on reports from the Personnel and Compensation Committee.

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The fair value of restricted shares is the market value of each one on the grant date. The main events relating to plans in force, the variables used in the calculations and the results are:

Grant					Fair Value Assumptions			
					Expectation:			
Date	Plan	Number of options/shares	Exercise price in reais	Fair value of shares in reais	Dividends	Volatility	Free interest rate risk	Term Maturity
02.20.15	Regular	225,425	R$35.60	11.36	2.60%	29.61%	12.75%	3 years
04.02.15	Regular	33,751	R$35.60	12.12	2.60%	29.61%	13.00%	3 years
03.18.16	Discretionary	272,142	-	28.37	2.80%	-	-	3 years and 10 months
02.20.17	Regular	72,289	-	23.54	2.60%	-	-	3 years
02.20.17	Partner	148,183	-	23.54	2.60%	-	-	3 years
05.04.18	Regular	306,185	-	29.52	1.80%	-	-	3 years
05.04.18	Partner	355,565	-	29.52	1.80%	-	-	3 years
11.26.18	Discretionary	24,345	-	25.19	1.80%	-	-	6 months
11.26.18	Discretionary	24,345	-	24.94	1.80%	-	-	18 months
04.26.19	Regular	630,460	-	38.48	1.40%	-	-	3 anos
04.26.19	Partner	273,570	-	38.48	1.40%	-	-	3 anos

Changes in options in the year are shown below:

	December 31, 2019				December 31, 2018			
	Share options		Restricted shares	Total equity instruments	Share options		Restricted shares	Total equity instruments
	Average price (in reais)		Number (in units)		Average price (in reais)		Number (in units)	
Balance of options at beginning of year	**34.11**	**212,225**	**1,081,639**	**1,293,864**	**37.73**	**647,689**	**626,949**	**1,274,638**
Transactions:								
Exercised	32.18	(114,826)	(170,946)	(285,772)	2.38	(22,231)	(34,815)	(57,046)
Granted	-	-	904,030	904,030	-	-	710,440	710,440
Cancelled	-	(3,738)	(180,688)	(184,426)	35.60	(8,901)	(220,935)	(229,836)
Expired	33.29	(45,106)	-	(45,106)	41.07	(404,332)	-	(404,332)
Balance of shares at end of year	**35.60**	**48,555**	**1,634,035**	**1,682,590**	**34.11**	**212,225**	**1,081,639**	**1,293,864**

At December 31, 2019, there were 48,555 vested options, since the period of 36 months had already elapsed.

The cumulative effect in the year ended December 31, 2019 was R$13,504 (R$6,297 at December 31, 2018), recorded as share-based compensation expenses.

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26. Segment information

The presentation of information by operating segment is consistent with the internal report provided to the Company's main operational decision maker, formed by Boards.

In 2018, the Company's Management evaluates the business down to two business units: software and hardware. In 2019, the hardware operation was sold according to the Company's strategy of focusing on the software business and ,consequently, started to evaluate the business in a single software segment. See Note 5.

27. Earnings per share

Basic earnings per share is calculated by dividing net income for the year (attributed to the parent Company's common shareholders) by the weighted average number of common shares outstanding in the year.

Diluted earnings per share is calculated by dividing net income attributed to the holders of the Parent Company's common shares by the weighted average number of common shares available in the year plus the weighted average number of common shares that would be issued if all the potentially diluted common shares are converted into common shares:

	2019	2018
Basic earnings per share		
Numerator		
Net income from continued operations	253,064	136,640
Net Loss from discontinued operations	(43,268)	(77,092)
Net income for the year assigned to the Company's shareholders	**209,796**	**59,548**
Denominator (in thousands of shares)		
Weighted average number of common shares outstanding	180,786	163,434
Basic earnings per share – in reais	**1.1605**	**0.3644**

	2019	2018
Diluted earnings per share		
Numerator		
Net income from continued operations	253,064	136,640
Net Loss from discontinued operations	(43,268)	(77,092)
Net income for the year assigned to the Company's shareholders	**209,796**	**59,548**
Denominator (in thousands of shares)		
Weighted average number of common shares outstanding	180,786	163,434
Weighted average number of stock options	1,589	1,320
Weighted average number of common shares adjusted according to dilution effect	182,375	164,754
Diluted earnings per share – in reais	**1.1504**	**0.3614**

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28. Gross sales revenue

Below is information about gross revenue and respective deductions for calculation of net revenues presented in the Company's Statements of profit or loss for the years ended December 31, 2019 and 2018.

	Parent Company		Consolidated	
Gross revenue	2019	2018	2019	2018
Software				
License fees	184,207	149,706	243,614	203,198
Subscription	1,440,110	1,324,459	1,961,187	1,756,522
Service	232,779	300,303	388,234	438,930
Total	**1,857,096**	**1,774,468**	**2,593,035**	**2,398,650**
Cancellations of sales	(16,373)	(20,494)	(25,609)	(29,540)
Sales tax	(210,001)	(195,861)	(285,302)	(257,950)
Deductions	**(226,374)**	**(216,355)**	**(310,911)**	**(287,490)**
Net revenues	**1,630,722**	**1,558,113**	**2,282,124**	**2,111,160**

29. Expenses by nature

The Company presents below the information on operating expenses by nature for the years ended December 31, 2019 and 2018.

	Parent Company		Consolidated	
Nature	2019	2018	2019	2018
Salaries, benefits and payroll charges	704,374	685,813	992,180	927,346
Outsourced services and other inputs	401,447	382,592	523,181	506,947
Commissions	161,731	143,673	176,703	156,544
Depreciation and amortization (i)	118,346	93,774	147,033	122,291
Provision for contingencies	47,752	47,591	56,679	50,294
Rents (i)	1,246	35,679	1,965	42,982
Provision of expected losses	19,066	24,226	28,434	36,992
Other	16,981	26,038	30,497	42,109
Total	**1,470,943**	**1,439,386**	**1,956,672**	**1,885,505**

(i) "Depreciation and amortization" and "Rents" are impacted by IFRS16/CPC 06(R2). Note 2.3 (c).

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30. Finance income and expenses

The finance income and expenses incurred for the years ended December 31, 2019 and 2018 were as under:

	Parent Company		Consolidated	
	2019	2018	2019	2018
Finance income				
Short-term investments yield	51,465	17,651	60,946	26,004
Interest received	4,946	5,617	5,707	6,510
Inflation adjustment gains	512	2,302	2,952	5,576
Adjustment to present value	955	1,553	1,077	1,702
Exchange gains	594	(669)	1,657	(204)
Other finance income	(2,591)	(1,236)	(3,027)	(1,693)
	55,881	**25,218**	**69,312**	**37,895**
Finance expenses				
Interest incurred	(43,600)	(49,576)	(46,276)	(52,706)
Inflation adjustment losses	(8,695)	(10,235)	(13,119)	(13,204)
Bank expenses	(4,661)	(4,662)	(6,171)	(6,038)
Adjustment to present value of liabilities	(539)	(808)	(678)	(1,663)
Exchange losses	(812)	(2,147)	(1,462)	(2,339)
Other finance expenses	(116)	(502)	(2,783)	(2,407)
	(58,423)	**(67,930)**	**(70,489)**	**(78,357)**
Net finance income (expenses)	**(2,542)**	**(42,712)**	**(1,177)**	**(40,462)**

31. Private pension plan – defined contribution

The Company offers the TOTVS Private Pension Plan, managed by Bradesco Seguros, which receives contributions from the employees and the Company, described in the Program Membership Agreement. The three types of contributions are:

- Basic Contribution – corresponds to 2% of the employee's salary; in case of executive officers, the contribution ranges from 2% to 5%.
- Voluntary Contribution – made exclusively by employees, with no matching contribution by the Company;
- Company Contribution – corresponds to 100% of the basic contribution. The Company is allowed to make extraordinary contributions, in the amounts and with the frequency it chooses.

32. Insurance coverage

Based on the opinion of their advisors, the Company and its subsidiaries maintain insurance coverage at amounts deemed sufficient to cover risks on their own and leased assets, and civil liability risks. Insured assets include own and leased vehicles, as well as buildings where the Company and its subsidiaries operate.

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As at December 31, 2019, the main insurances coverage items taken out were:

Type	Insurance Company	Effective		Maximum limit of Responsibility
		From	To	
Business Comprehensive	Mitsui	June/2019	June/2020	R$197,855
General Liability	Chubb Seguros	May/2019	May/2020	R$8,000
Vehicles (i)	Porto Seguro	January/2019	January/2020	(*) FIPE
D&O Directors and Officers Liability (ii)	AIG Seguros	June/2019	June/2020	R$100,000
E&O – Errors and Omissions	AIG Seguros	June/2019	June/2020	R$10,000

(i) Market value determined by FIPE - Institute of Economic Research.
(ii) For operations in Mexico, Argentina and the United States, the local policy issued in each country with coverage in the amount of US$1,000.

33. Subsequent events

On January 28, 2020, the Company acquired the remaining interest of 40% of the capital of subsidiary Neolog in the amount of R$7,120. This acquisition was recorded under "Liabilities due to investiment acquisition".

On January 30,2020, by means of its it subsidiary Soluções em Software e Serviços TTS Ltda, the Company concluded the acquisition of shares of the capital of Consinco S.A. pursuant to the Quota Purchase and Sale Agreement and Other Covenants executed by and between the parties on December 27, 2019.

* * *

Page 72 of 72

TOTVS S.A.

Interim Financial Statements

June 30, 2020

and Independent auditor´s review report on interim financial information

(A free translation of the original in Portuguese)

Contents

Consolidated Operating and Financial Performance 3

Independent Auditor's Review Report On Quarterly Information 9

Statement of financial position as at June 30, 2020 and December 31, 2019 11

Statements of profit or loss 12

Statements of comprehensive income 13

Statements of changes in equity 14

Statements of cash flows 15

Statements of Value Added 16

Notes to the interim financial statements 17

1. **The Company and its operations** 17
2. **Basis of preparation and presentation of the interim financial information** 18
3. **Significant accounting judgments, estimates and assumptions** 21
4. **Business Combination** 23
5. **Financial instruments and sensitivity analysis of financial assets and liabilities** 25
6. **Cash and cash equivalents** 30
7. **Financial investments** 30
8. **Trade accounts receivable, net** 30

8.1. **Aging list of trade accounts receivable** 31

8.2. **Credit rights** 31

9. **Recoverable Taxes** 32
10. **Income taxes** 32
11. **Related-party balances and transactions** 34
12. **Other assets** 35
13. **Investments** 36
14. **Property, plant and equipment** 37
15. **Intangible assets** 39
16. **Payroll and labor liabilities** 41
17. **Tax liabilities** 41
18. **Loans and financing** 42
19. **Debentures** 43
20. **Business partners payable** 44
21. **Liabilities due to investment acquisition** 44
22. **Provision for contingencies related to legal proceedings** 45
23. **Contingent liabilities** 46
24. **Senior shares and mezzanine obligations - Consolidated** 47
25. **Equity** 47
26. **Dividends and Interest on Equity** 49
27. **Share-based payment** 49
28. **Segment information** 50
29. **Earnings per share** 52
30. **Gross sales revenue** 53
31. **Costs and expenses by nature** 53
32. **Finance income and costs** 53
33. **Private pension plan – defined contribution** 54
34. **Insurance coverage** 54

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(A free translation of the original in Portuguese)

Consolidated Operating and Financial Performance

This quarter, the data shown in this section consolidate the results of April, May and June 2020 for Consinco and Wealth Systems and May and June 2020 for Supplier S.A.

With the acquisition of Supplier, we took an important step in executing the Techfin strategy by adding the capacity to offer B2B credit, especially in relations between clients and suppliers. As such, to facilitate managerial monitoring of the performance of this new business, we will present the financial and operating results of TOTVS broken down among the following business segments:

Technology Segment: represents TOTVS' software businesses. This segment includes the following domains: Management, with ERP, HR and Vertical solution, Business Performance, which started to be built with CRM, e-Commerce and other solutions that will be added to the portfolio, and Techfin solutions, which do not involve the assumption of credit risk and/or the definition and/or application of credit policies, such as partnerships for payroll loans, TEF, Financial Panel, and others that will be added in the future.

Credit Products Segment - Supplier: includes Supplier's businesses that involve the origination, assumption of some degree of credit risk and/or the definition and/or application of credit policies, such as "Supplier Card," "Antecipa" and "Mais Prazo." This segment also includes the results of the subordinated quota of the receivables securitization vehicle (FIDC - Cartão de Compra Supplier Fundo de Investimento em Direitos Creditórios), to which Supplier currently assigns the credits originated.

	2Q20		
	Technology	Credit Products	Consolidated
Net Revenues	600,735	26,664	627,399
(-) Costs	(173,577)	(9,557)	(183,134)
Gross Profit	427,158	17,107	444,265
(-) Operational Expenses	(290,132)	(16,796)	(306,928)
EBITDA	137,026	311	137,337
EBITDA Margin	*22.8%*	*1.2%*	*21.9%*
(-) Depreciation and Amortization	(52,256)	(402)	(52,658)
(-) Financial Results	(1,268)	908	(360)
(-) Income Tax and Social Contribution	(25,820)	(169)	(25,989)
Net Earnings (Losses)	57,682	648	58,330
Net Margin	*9.6%*	*2.4%*	*9.3%*
Cash Earnings (i)	70,635	648	71,283

(i) Net Income without the effects of expenses with amortization of intangibles arising from acquisitions

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(A free translation of the original in Portuguese)

Results from Technology

In R$ thousand	2Q20	2Q19	Δ	1Q20	Δ	1H20	1H19	Δ
Net Revenue	**600,735**	**564,002**	**6.5%**	**601,418**	**-0.1%**	**1,202,153**	**1,127,509**	**6.6%**
Recurring	**484,704**	**428,543**	**13.1%**	**470,542**	**3.0%**	**955,246**	**844,602**	**13.1%**
Non Recurring	**116,031**	**135,460**	**-14.3%**	**130,876**	**-11.3%**	**246,907**	**282,907**	**-12.7%**
License	47,111	49,121	-4.1%	58,280	-19.2%	105,391	106,922	-1.4%
Services	68,920	86,339	-20.2%	72,596	-5.1%	141,516	175,985	-19.6%
Costs	(173,577)	(186,640)	-7.0%	(181,422)	-4.3%	(354,999)	(368,187)	-3.6%
Gross Income	**427,158**	**377,362**	**13.2%**	**419,996**	**1.7%**	**847,154**	**759,402**	**11.6%**
Gross Margin	*71.1%*	*66.9%*	*420 bp*	*69.8%*	*130 bp*	*70.5%*	*67.2%*	*320 bp*
Total Expenses	**(290,132)**	**(261,114)**	**11.1%**	**(293,537)**	**-1.2%**	**(583,669)**	**(528,360)**	**10.5%**
Research and Development	(105,420)	(99,374)	6.1%	(105,889)	-0.4%	(211,218)	(195,610)	8.0%
Commercial and Marketing Expenses	(99,176)	(101,974)	-2.7%	(119,823)	-17.2%	(218,999)	(202,825)	8.0%
Allowance for Doubtful Accounts	(19,528)	(8,910)	119.2%	(5,559)	251.3%	(25,087)	(17,846)	40.6%
General and Administrative Expenses	(49,481)	(44,727)	10.6%	(49,919)	-0.9%	(99,400)	(92,958)	6.9%
Provision for Contingencies	(16,793)	(9,252)	81.5%	(12,862)	30.6%	(29,655)	(24,426)	21.4%
Other Revenues (Expenses)	275	3,123	-91.2%	515	-46.6%	790	5,305	-85.1%
EBITDA	**137,026**	**116,248**	**17.9%**	**126,459**	**8.4%**	**263,485**	**231,042**	**14.0%**
EBITDA Margin	*22.8%*	*20.6%*	*220 bp*	*21.0%*	*180 bp*	*21.9%*	*20.5%*	*140 bp*

24.0%
23.9%
22.9%
21.8%
19.3%
76.0%
76.1%
77.1%
78.2%
80.7%
2Q19
3Q19
4Q19
1Q20
2Q20
Recurring
Non Recurring

***Net Revenue* -** Net revenue from Technology grew 6.5% from the same period last year, mainly driven by the 13.1% growth in Recurring Revenue, which accounted 80.7% of total revenue in the quarter. On the other hand, Non-Recurring Revenues declined 14.3%, mainly due to the long-term trend of a drop in service revenue, as well as the slight reduction in license revenue, both impacted in the quarter by the economic crisis caused by the Covid-19 pandemic. Net Revenue remained in line with the 1Q20 figure, despite the positive impact of the increase in licenses under the Corporate Model in the first quarter. Comparing 1H20 with 1H19, the 13.1% growth in Recurring Revenue was decisive for the 6.6% growth in Net Revenue, since Non-Recurring Revenues fell 12.7% in the same period.

98.1%
98.9%
98.7%
98.3%
99.0%
2Q20 VS 2Q19 = 14.7%
2Q20 VS 1Q20 = 2.6%
1,766.2
+ 49.8
1,816.0
1,816.0
+ 44.6
1,860.6
1,860.6
+ 59.7
1,920.3
1,920.3
+ 55.2
+ 54.0
2,029.5
2,029.5
+ 41.1
+ 11.4
2,082.0
2Q19
3Q19
4Q19
1Q20
2Q20
Renewal Rate
ARR Net Addition
Inorganic Addition

***Recurring Revenues* -** The growth of 13.1% year on year and 3.0% quarter on quarter reflects the additional revenue brought by new sales to existing and new clients during the period, net of churn but including inflation adjustments on agreements during the period. Apart from these factors, Recurring Revenues this quarter were also impacted by the consolidation of Wealth Systems' results since April 2020, and the consolidation of three months of Consinco, compared to the consolidation of two months in 1Q20. In terms of organic growth, the increase was 9.1% compared to 2Q19.

Annualized Recurring Revenue (ARR) was a net addition of R$52.5 million compared to 1Q20, of

Page 4 of 54

(A free translation of the original in Portuguese)

which R$11.4 million is inorganic, resulting from the acquisition of Wealth Systems. As such, organic net addition totaled R$41.1 million, notably driven by sales of cloud solutions and solutions designed to help customers operate in the new working environment, especially remotely. The 17.5% reduction in organic Net Additions compared to 2Q19 and 25.5% compared to 1Q20 is due to longer grace periods granted on new sales as a result of the strategy adopted to maintain the pace of new business deals, and the slight reduction in the signing of new agreements at the height of the crisis, especially in sectors worst affected by the pandemic, such as: Hospitality (e.g. hotels and restaurants), a few Retail segments such as Fashion and Microenterprises.

Finally, the customer renewal rate reached the highest ever mark of 99.0% even during a quarter impacted by the crisis, which demonstrates the high degree of customer loyalty and the critical nature of the solutions provided by TOTVS.

Non-Recurring Revenue - Total Non-Recurring Revenues decreased 14.3% year on year, mainly due to the 20.2% drop in Non-Recurring Service Revenues, which, as already mentioned in previous quarters, is associated with the higher share of sales of cloud solutions, which require fewer services, as well as the higher share of franchises and other channels in the execution of implementation services.

In the quarter-on-quarter comparison, Non-Recurring Revenues decreased 11.3%. Apart from the downward trend in services as mentioned earlier, the 19.2% decline in License Revenue is associated with the seasonal effect of the R$18.8 million increase in license revenues from the Corporate Model in 1Q20. Excluding this seasonal effect, License Fee Revenues grew 19.3% in the quarter, driven by sales at the company's own units. Compared to 2Q19, there was a slight reduction of 4.1%, despite the crisis caused by the pandemic.

Costs - Costs dropped 4.3% from 1Q20, mainly due to the following factors: (i) more employees on vacation; and (ii) the reduction in expenses related to the execution of services (e.g. travel expenses), since these services are being provided remotely. In the year-on-year comparison, the decline was 7.0%, due to the factors already mentioned in the quarter-on-quarter comparison; the scaledown in the services structure in 4Q19; and the growth in recurring revenues associated with cloud solutions, which offer greater scalability.

The growth in Recurring Revenues, combined with the reduction in costs, resulted in gross margin of 71.1% in the quarter, an increase of 420 basis points from 2Q19 and 130 basis points from 1Q20. In 1H20, gross margin reached 70.5%, up 320 basis points from 1H19.

Research and Development - Research and Development (R&D) expenses increased 6.1% from 2Q19 due to the following factors: (i) consolidation of the results of Consinco and Wealth Systems; (ii) higher provision for bonus and long-term share-based incentive plan; and (iii) investments in innovation, especially those related to Techfin solutions, telemetry usage and APIs. Compared to 1Q20, R&D expenses declined 0.4%, despite the consolidation of Wealth Systems and three months for Consinco in 2Q20, compared to two months in 1Q20. This is mainly because more employees went on vacation than is usual in the 2nd quarter, due to the Covid-19.

Note that R&D expenses decreased 110 basis points as a percentage of Recurring Revenue, from 23.2% in 1H19 to 22.1% in 1H20, which shows disciplined cost management and the prioritization of investments that drive Recurring Revenue growth.

Selling and Marketing Expenses - Selling and Marketing Expenses corresponded to 16.5% of Net Revenue in 2Q20, down 160 basis points from 2Q19, mainly due to the following factors: (i) more employees

Page 5 of 54

(A free translation of the original in Portuguese)

on vacation in the quarter; (ii) sales mix between own channels and franchises; and (iii) cancellation of the Company's largest annual event: Universo TOTVS, due to the Covid-19 pandemic. When compared to 1Q20, apart from the other factors mentioned earlier, the decline of 340 basis points as a percentage of Net Revenue was caused by the temporary scaledown of the "TOTVS believes in the Brazil that MAKES IT HAPPEN" campaign. In 1H20, selling and marketing expenses in relation to Net Revenue rose 20 basis points due to higher sales volume and the consolidation of Consinco and Wealth Systems.

Allowance for Doubtful Accounts - Though actual losses did not deviate significantly from the historical average, Allowance for Doubtful Accounts increased in the annual, quarterly and half-yearly comparisons, mainly due to the effects of the Covid-19 pandemic, which led to an increase in the average maturity and number of overdue bills in the receivables portfolio, especially in the initial aging groups and those related to clients with a lower propensity to pay. This increase in overdue bills largely reflects lower punctuality on the part of clients, that is, a delay in bill payments.

The provision reflects the perceived increase in credit risk at the moment, since it is calculated based on the history of losses in each aging group in the receivables portfolio, according to the propensity for payment assigned to clients by credit bureaus. As supply chains get normalized, average payment terms and punctuality tend to gradually converge to historical levels, accompanied by the allowance.

General and Administrative Expenses and Provision for Contingencies - General and administrative expenses plus Provision for Contingencies corresponded to 11.0% of revenues in 2Q20, versus 9.6% in 2Q19, mainly due to the: (i) consolidation of the results of Consinco and Wealth Systems; (ii) higher bonus provision associated with the achievement of collective and individual targets; (iii) higher provision for the Share-Based Long-Term Incentive Plan due to the appreciation of the share price in recent grants; and (iv) increased provision for contingencies due to the revision of estimated losses in line with the progress of the lawsuits, emphasizing that the volume of new lawsuits continues to decrease. These same effects also explain the increase of 60 basis points in relation to revenue in comparison with 1Q20 and the increase of 30 basis points between 1H19 and 1H20, now representing 10.7% of Revenue, versus 10.4% in 1H19.

Other Operating Income (Expenses) - The drop in this line in the year-on-year comparison is due to the recovery of tax liabilities during the course of 2019, which did not repeat in 2020.

Result from Credit Products – Supplier

Below we presente the Supplier results from the bimester of May and June of 2020

	May - June 2020
Credit Products Revenue - Supplier	**26,664**
(-) Credit Products Costs	(9,557)
Gross Revenue	**17,107**
(-) Operational Expenses	(11,893)
(-) Provision for Bad Debts	(4,903)
EBITDA - Supplier	**311**
EBITDA Margin - Supplier	1.2%

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(A free translation of the original in Portuguese)

Revenue from Credit Products - Revenue from Credit Products is earned from credit operations in the chains served by Supplier.

Costs of Credit Products - The costs of credit products, which include funding costs of senior and mezzanine quotas, credit insurance costs and the credit analysis structure.

Operating Expenses - Operating Costs, which include administrative, selling and technology expenses, which are business support areas.

Allowance for Doubtful Accounts, Defaults and Losses - Note that, as already explained earlier, Supplier's most valuable asset is the preservation of a healthy history of credit losses. Considering this, all the decisions take into account the best management of this indicator. The crisis caused by Covid-19 was a major stress test for Supplier, especially on the subject. Considering the average portfolio term of around 50 days, Supplier already had two complete life cycles of the portfolio during the pandemic. And, until now, the effective rate of losses has not deviated significantly from its low historical average. This fact, more than any other, shows the resilience of the business model and its as well as its efficiency in granting credit.

At the end of June 2020, the credit portfolio had an average default rate of 1.99%, resulting in an allowance for expected losses in the FIDC of R$4.8 million in May and June 2020.

At the start of the period impacted by Covid-19, the 30-day delinquency portfolio registered the highest increase in defaults. Thanks to a more conservative approach taken by Supplier in setting the credit approval limits during this period, default rates quickly returned to levels prior to the Covid-19 period, as already mentioned in the "Revenue from Credit Products" section. If this behavior is continued, the provisions accrued in the 2nd quarter will probably be sufficient to cover actual losses.

CONSOLIDATED RESULTS AFTER EBITDA

Depreciation and Amortization Expenses - The increase in Depreciation in both the annual and half-yearly comparisons is due to the consolidation of the results of Consinco, Wealth Systems and Supplier. The increase in Amortization expenses was due to the start of accounting amortization of goodwill arising from the acquisitions of Consinco (since February), Wealth Systems (since April) and Supplier (since May 2020), which jointly had an impact of R$14.4 million in 2Q20 and R$1.7 million in 1Q20. The tax benefits of the amortization of these goodwill amounts may be used when these companies are merged or sold.

Financial Result - The Financial Result increased in relation to 2Q19, mainly due to the decline in interest expenses caused by the reduction in adjusted net debt during the period.

Compared to 1Q20, the Financial Result decreased mainly due to the increase in Financial Expenses resulting from the cost of issue and interest payable on the 2nd issue debentures carried out in April 2020, which, as mentioned in the Recent Events section, will be redeemed fully on August 10, 2020. In the half-yearly comparison, the higher average cash balance in 1H20 combined with lower debt resulted in the positive Financial Result in 1H20.

Income Tax and Social Contribution - The year-on-year increase in the effective Income Tax and Social Contribution rate in both the quarter and the six-month period was mainly caused by the net effect of the exclusion, for the purpose of calculating Income Tax and Social Contribution, of expenses incurred with the

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(A free translation of the original in Portuguese)

follow-on offering in 2Q19, which were partially offset by higher R&D investments as encouraged by the Lei do Bem in the period. In relation to 1Q20, the reduction in the effective rate is essentially related to the higher use of the R&D incentive.

The 2Q20 EBITDA(*) totalizes R$ 137,337 million, 18.1% up from the 2Q19, as shown on the table below:

In R$ thousand	2Q20	2Q19	Δ	1Q20	Δ	1H20	1H19	Δ
Net Income	**57,993**	**57,153**	**1.5%**	**61,508**	**-5.7%**	**119,501**	**69,271**	**72.5%**
Income Tax and Social Contribution	25,989	17,743	46.5%	31,266	-16.9%	57,255	41,517	37.9%
Financial Result	260	4,115	-93.7%	(6,202)	-104.2%	(5,942)	12,881	-142.1%
Depreciation and Amortization	52,658	36,887	42.8%	38,788	35.8%	91,446	74,149	23.3%
Net Income (Loss)from Discontinued Operation	337	350	-3.7%	1,099		1,436	32,094	-95.5%
Equity Pickup	-	-	-	-	-	-	133	-100.0%
EBITDA	**137,337**	**116,248**	**18.1%**	**126,459**	**8.6%**	**263,796**	**231,042**	**14.2%**
EBITDA Margin	21.9%	20.6%	130 bp	21.0%	90 bp	21.5%	20.5%	100 bp

EBITDA **-** The continuous growth in Recurring Revenues, combined with the disciplined management of costs and expenses, resulted in an expansion of 220 basis points year on year in the EBITDA Margin, which reached 22.8% in 2Q20, despite the higher provisions for bonuses, the long-term incentive plan and doubtful accounts. Apart from the factors mentioned in the year-on-year comparison, 180 basis point increase in EBITDA Margin in relation to 1Q20 resulted from the capacity of the TOTVS management and teams (TOTVERS) to quickly adapt to the challenging scenario caused by the Covid-19 crisis, which involved home office and scheduling vacations, maintaining the levels of engagement, customer service and allocation of professionals to projects, while avoiding cuts in teams, working hours and salaries. It is worth mentioning that some of these measures that contributed to the 2Q20 result will not be repeated in the second half, such as the higher level of vacation.

(*)EBITDA is a non-accounting measure used by the Company and consists of net income from the period plus income tax, financial expenses net of financial income, and depreciation and amortization.

Page 8 of 54

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A free translation from Portuguese into English of Individual and Consolidated Interim Financial Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB and consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Independent Auditor's Review Report On Quarterly Information

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of TOTVS S.A. for the quarter ended June 30, 2020, comprising the statement of financial position as of June 30, 2020 and the related statements of profit or loss and of comprehensive income for the three and six month periods then ended, and of changes in equity and of cash flows for the six month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Page 9 of 54

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Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The abovementioned quarterly information include the individual and consolidated statement of value added (SVA) for the six month period ended June 30, 2020, prepared under Company's Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, august 3, 2020.

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(A free translation of the original in Portuguese)

TOTVS S.A.
Statement of financial position as at June 30, 2020 and December 31, 2019
(In thousands of reais)

Assets	Parent Company 6/30/2020	Parent Company 12/31/2019	Consolidated 6/30/2020	Consolidated 12/31/2019
Current assets	**1,244,420**	**1,440,458**	**2,835,419**	**2,004,275**
Cash and cash equivalents (Note 6)	840,955	1,106,888	1,263,927	1,538,156
Financial Investments (Note 7)	-	-	295,077	-
Investment guarantees(Note 21)	8,225	23,217	10,260	25,278
Trade accounts receivable (Note 8)	350,016	332,554	1,311,226	453,118
Allowance for expected credit losses (Note 8)	(68,793)	(79,712)	(150,530)	(102,123)
Taxes recoverable (Note 9)	7,482	20,893	18,071	29,662
Other assets (Note 12)	106,535	36,618	87,388	60,184
Noncurrent assets	**2,371,738**	**1,962,475**	**2,325,531**	**1,531,652**
Investment guarantees (Note 19)	-	-	1,347	1,987
Trade accounts receivable (Note 8)	35,433	29,695	39,327	31,627
Receivables from related parties (Note 11)	262	12	-	-
Taxes recoverable (Note 9)	-	-	8,139	-
Deferred income and social contribution taxes (Note 10.2)	38,933	50,330	87,059	100,380
Financial assets (Note 5.2)	-	-	97,756	71,955
Judicial deposits (Note 20)	44,218	48,642	50,094	65,059
Other assets (Note12)	52,492	56,919	60,161	57,395
Investments (Note 13)	1,479,100	1,039,918	3,464	3,120
Property, plant and equipment (Note 14)	355,466	370,339	387,229	389,432
Intangible assets (Note 15)	365,834	366,620	1,590,955	810,697
Total assets	**3,616,158**	**3,402,933**	**5,160,950**	**3,535,927**

Liabilities and equity	Parent Company 6/30/2020	Parent Company 12/31/2019	Consolidated 6/30/2020	Consolidated 12/31/2019
Current liabilities	**781,746**	**608,254**	**2,117,556**	**705,552**
Payroll and labor obligations (Note 16)	154,935	144,399	235,415	193,472
Trade accounts payable	54,167	50,772	75,153	63,821
Taxes payable (Note 17)	71,277	40,192	99,969	55,203
Commissions payable	40,677	40,405	47,255	46,035
Dividends payable (Note 23)	870	44,579	870	44,579
Loans and debts (Note 18)	39,491	44,322	58,394	55,623
Debentures (Note 19)	403,787	202,973	403,787	202,973
Liabilities due to investment acquisition (Note 21)	8,313	30,493	33,891	32,554
Business partners payable (Note 20)	-	-	160,843	-
Senior shares and mezzanine obligations (Note 24)	-	-	989,865	-
Other liabilities	8,229	10,119	12,114	11,292
Noncurrent liabilities	**317,001**	**317,465**	**525,983**	**351,966**
Loans and debts (Note 18)	179,412	185,786	189,739	192,080
Provision for contingencies related to legal proceedings (Note 22)	117,392	116,061	135,792	131,521
Liabilities due to investments acquisition (Note 21)	-	-	173,230	10,758
Taxes payable (Note 17)	-	-	4,728	-
Other liabilities	20,197	15,618	22,494	17,607
Equity (Note 25)	**2,517,411**	**2,477,214**	**2,517,411**	**2,478,409**
Capital	1,382,509	1,382,509	1,382,509	1,382,509
Treasury shares	(148,606)	(62,531)	(148,606)	(62,531)
Capital reserves	879,145	875,979	879,145	875,979
Other comprehensive income	50,473	22,051	50,473	22,051
Income reserve	353,890	234,389	353,890	234,389
Proposed dividends	-	24,817	-	24,817
Noncontrolling interests	**-**	**-**	**-**	**1,195**
Total liabilities and equity	**3,616,158**	**3,402,933**	**5,160,950**	**3,535,927**

See accompanying notes

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(A free translation of the original in Portuguese)

TOTVS S.A.
Statements of profit or loss
Six-month periods ended June 30, 2020 and 2019
(In thousands of reais, except for earnings per share)

	Parent Company				Consolidated			
	4/1/2020 to 6/30/2020	1/1/2020 to 6/30/2020	4/1/2019 to 6/30/2019	1/1/2019 to 6/30/2019	4/1/2020 to 6/30/2020	1/1/2020 to 6/30/2020	4/1/2019 to 6/30/2019	1/1/2019 to 6/30/2019
Softwares revenue (Note 28)	424,960	859,620	401,331	804,822	600,735	1,202,153	564,002	1,127,589
Financial Services	-	-	-	-	26,664	26,664	-	-
Net revenue from services and sales	**424,960**	**859,620**	**401,331**	**804,822**	**627,399**	**1,228,817**	**564,002**	**1,127,589**
Cost of software	(129,543)	(265,920)	(133,083)	(267,044)	(173,577)	(354,999)	(186,640)	(368,187)
Cost of financial services	-	-	-	-	(9,557)	(9,557)	-	-
Gross profit	**295,417**	**593,700**	**268,248**	**537,778**	**444,265**	**864,261**	**377,362**	**759,402**
Operating income (expenses)								
Research and development	(68,194)	(139,424)	(68,289)	(134,087)	(106,132)	(212,021)	(99,374)	(195,610)
Selling and marketing expenses	(73,308)	(166,098)	(80,459)	(162,518)	(101,474)	(221,297)	(101,974)	(202,825)
General and administrative expenses	(53,970)	(106,961)	(44,654)	(100,519)	(75,165)	(137,946)	(53,979)	(117,384)
Depreciation and amortization (Note 13 and 14)	(31,257)	(61,825)	(29,307)	(59,362)	(52,658)	(91,446)	(36,887)	(74,149)
Allowance for expected credit losses (Note 5)	(12,872)	(16,476)	(5,740)	(11,965)	(24,431)	(29,990)	(8,910)	(17,846)
Other net operating income (expenses)	(71)	419	1,195	3,468	274	789	3,123	5,305
Income before financial effects and equity pick-up	**55,745**	**103,335**	**40,994**	**72,795**	**84,679**	**172,350**	**79,361**	**156,893**
Finance income	10,387	20,462	12,444	19,271	15,193	32,157	14,727	25,610
Finance cots	(12,152)	(19,895)	(16,208)	(33,767)	(15,553)	(26,315)	(18,842)	(39,491)
Equity pickup	20,117	47,706	22,499	51,304	-	-	-	(130)
Income before income and social contribution taxes	**74,097**	**151,608**	**59,729**	**109,603**	**84,319**	**178,192**	**75,246**	**142,882**
Current income and social contribution taxes	(19,274)	(19,274)	(2,785)	(11,954)	(29,913)	(38,210)	(14,391)	(33,569)
Deferred income and social contribution taxes	3,507	(11,397)	442	3,563	3,924	(19,045)	(3,352)	(7,948)
Total income and social contribution taxes	**(15,767)**	**(30,671)**	**(2,343)**	**(8,391)**	**(25,989)**	**(57,255)**	**(17,743)**	**(41,517)**
Net income from continuing operations	**58,330**	**120,937**	**57,386**	**101,212**	**58,330**	**120,937**	**57,503**	**101,365**
Net loss from discontinued operations	(337)	(1,436)	(350)	(32,094)	(337)	(1,436)	(350)	(32,094)
Net income for the period	**57,993**	**119,501**	**57,036**	69,118	**57,993**	**119,501**	**57,153**	**69,271**
Net income attributable to controlling shareholders	**57,993**	**119,501**	**57,036**	**69,118**	**57,993**	**119,501**	**57,036**	**69,118**
Net income attributable to non-controlling interest	-	-	-	-	-	-	**117**	**153**
Basic earnings per thousand shares (in Reais)	0.1019	0.2100	0.3361	0.1349	0.1019	0.2100	0.3361	0.1349
Diluted earnings per thousand shares (in Reais)	0.1008	0.2078	0.3333	0.1338	0.1008	0.2078	0.3333	0.1338

See accompanying notes

Page 12 of 54

(A free translation of the original in Portuguese)

TOTVS S.A.
Statements of comprehensive income
Six-month periods ended June 30, 2020 and 2019
(In thousands of Reais)

	Company			
	4/1/2020 to 6/30/2020	1/1/2020 to 6/30/2020	4/1/2019 to 6/30/2019	1/1/2019 to 6/30/2019
Net income for the period	**57,993**	**119,501**	**57,036**	**69,118**
Continuing operations	5,377	28,422	(1,447)	(1,357)
Discontinued operations	-	-	713	106
Cumulative translation adjustment	**5,377**	**28,422**	**(734)**	**(1,251)**
Comprehensive income for the period	**63,370**	**147,923**	**56,302**	**67,867**

	Consolidated			
	4/1/2020 to 6/30/2020	1/1/2020 to 6/30/2020	4/1/2019 to 6/30/2019	1/1/2019 to 6/30/2019
Net income for the period	**57,993**	**119,501**	**57,153**	**69,271**
Continuing operations	5,377	28,422	(1,447)	(1,357)
Discontinued operations	-	-	713	106
Cumulative translation adjustment	**5,377**	**28,422**	**(734)**	**(1,251)**
Comprehensive income for the period	**63,370**	**147,923**	**56,419**	**68,020**
Net income for the year attributable to controlling shareholders	63,370	147,923	56,302	67,867
Attributable to non-controlling interests	-	-	117	153

See accompanying notes

Page 13 of 54

TOTVS S.A.

(A free translation of the original in Portuguese)

Statements of changes in equity

Periods ended June 30, 2020 and December 31, 2019

(In thousands of reais)

		Capital Reserves		Income Reserves								
	Capital	Premium on acquisition from non-controlling	Capital	Legal	Retained profits	Treasury shares	Other comprehensive income	Retained earnings	Proposed additional dividend	Equity	Non-controlling interests	Consolidated equity
Balance at December 31, 2018	**1,041,229**	**(25,518)**	**195,425**	**86,996**	**38,232**	**(70,026)**	**20,704**	**-**	**-**	**1,287,042**	**1,178**	**1,288,220**
Capital transactions with shareholders												
Capital increase	341,280	-	696,278	-	-	-	-	-	-	1,037,558	-	1,037,558
Stock option plan	-	-	13,504	-	-	-	-	-	-	13,504	-	13,504
Prior-year dividends	-	-	-	-	-	-	-	-	-	-	(494)	(494)
Dividends	-	-	-	-	-	-	-	(24,817)	24,817	-	(354)	(354)
Interest on equity	-	-	-	-	-	-	-	(80,081)	-	(80,081)	-	(80,081)
Treasury shares	-	-	(3,710)	-	-	7,495	-	-	-	3,785	-	3,785
Opening balance CPC 06 (R2)	-	-	-	-	-	-	-	4,263	-	4,263	13	4,276
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**1,347**	**209,796**	**-**	**211,143**	**852**	**211,995**
Net income for the year	-	-	-	-	-	-	-	209,796	-	209,796	852	210,648
Cumulative adjustment for currency exchange	-	-	-	-	-	-	2,291	-	-	2,291	-	2,291
Actuarial loss	-	-	-	-	-	-	(944)	-	-	(944)	-	(944)
Reserves set up	**-**	**-**	**-**	**10,490**	**98,671**	**-**	**-**	**(109,161)**	**-**	**-**	**-**	**-**
Balance at December 31, 2019	**1,382,509**	**(25,518)**	**901,497**	**97,486**	**136,903**	**(62,531)**	**22,051**	**-**	**24,817**	**2,477,214**	**1,195**	**2,478,409**
Capital transactions with shareholders												
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-
Stock option plan	-	-	1,971	-	-	6,931	-	-	-	8,902	-	8,902
Prior-year dividends	-	-	-	-	-	-	-	-	(24,817)	(24,817)	-	(24,817)
Acquisitions of non-controlling interests	-	1,195	-	-	-	-	-	-	-	1,195	(1,195)	-
Purchases of treasury shares	-	-	-	-	-	(93,006)	-	-	-	(93,006)	-	(93,006)
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**28,422**	**119,501**	**-**	**147,923**	**-**	**147,923**
Net income for the year	-	-	-	-	-	-	-	119,501	-	119,501	-	119,501
Cumulative adjustment for currency exchange	-	-	-	-	-	-	28,422	-	-	28,422	-	28,422
Reserves set up	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Balance at June 30, 2020	**1,382,509**	**(24,323)**	**903,468**	**97,486**	**136,903**	**(148,606)**	**50,473**	**119,501**	**-**	**2,517,411**	**-**	**2,517,411**

See accompanying notes

Page 14 of 54

(A free translation of the original in Portuguese)

TOTVS S.A.
Statements of Value Added
Six-month periods ended June 30, 2020 and 2019
(In thousands of Reais)

	Parent Company		Consolidated	
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
1 – REVENUES	**951,703**	**902,503**	**1,346,466**	**1,258,097**
1.1 Sales of goods. products and services	967,965	908,647	1,375,970	1,268,645
1.2 Other revenue	214	5,821	486	7,298
1.3 Allowance for doubtful accounts – recording	(16,476)	(11,965)	(29,990)	(17,846)
2 - RAW MATERIALS ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI taxes)	**(308,682)**	**(334,183)**	**(390,594)**	**(400,673)**
2.1 Cost of goods and services sold	(49,822)	(43,531)	(65,323)	(48,838)
2.2 Materials. energy. outsourced services and other	(257,424)	(258,558)	(323,835)	(319,741)
2.3 Loss / Recovery of assets	(1,436)	(32,094)	(1,436)	(32,094)
3 - GROSS VALUE ADDED (1-2)	**643,021**	**568,320**	**955,872**	**857,424**
4 - DEPRECIATION AND AMORTIZATION	**(61,825)**	**(59,362)**	**(91,446)**	**(74,149)**
5 - NET VALUE ADDED PRODUCED BY THE ENTITY (3-4)	**581,196**	**508,958**	**864,426**	**783,275**
6 - VALUE ADDED RECEIVED IN TRANSFERS	**68,168**	**70,575**	**32,157**	**25,480**
6.1 Equity pick-up	47,706	51,304	-	(130)
6.2 Finance income	20,462	19,271	32,157	25,610
7 - TOTAL VALUE ADDED TO DISTRIBUTE (5+6)	**649,364**	**579,533**	**896,583**	**808,755**
8 - VALUE ADDED DISTRIBUTION	**649,364**	**579,533**	**896,583**	**808,755**
8.1 Personnel	**355,385**	**346,523**	**519,102**	**490,541**
8.1.1 Direct compensation	291,029	282,168	426,219	403,712
8.1.2 Benefits	41,830	40,610	61,330	54,205
8.1.3 FGTS (Unemployment Compensation Fund)	22,526	23,745	31,553	32,624
8.2 Taxes and contributions	**154,128**	**129,367**	**230,574**	**208,193**
8.2.1 Federal	128,329	104,380	194,031	172,820
8.2.2 State	2	30	802	593
8.2.3 Local	25,797	24,957	35,741	34,780
8.3 Interest and rent	**20,350**	**34,525**	**27,406**	**40,750**
8.3.1 Interest	19,895	33,767	26,315	39,491
8.3.2 Rents	455	758	1,091	1,259
8.4 Equity remuneration	**119,501**	**69,118**	**119,501**	**69,271**
8.4.3 Retained profits / loss for the year	119,501	69,118	119,501	69,118
8.4.4 Non-controlling interests in retained profits	-	-	-	153

See accompanying notes

Page 16 of 54

(A free translation of the original in Portuguese)

TOTVS S.A.
Notes to the interim financial statements
(In thousands of Reais, unless otherwise stated)

1. The Company and its operations

a) General Information

TOTVS S,A, ("TOTVS", "Company" or "Parent Company") is a publicly held corporation headquartered at Av. Braz Leme, 1000, in the city and state of São Paulo, whose shares are traded on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão.

b) Operations

The Company's business purpose is to provide business solutions for companies of all sizes, through the development and sale of management software, productivity and collaboration platform, as well as the provision of implementation, consulting, advisory, maintenance services, e-commerce and mobility. The solutions developed by the Company and its subsidiaries are segmented by the diverse economy industry, resulting in greater importance of the solutions in our clients' business.

After the acquisition of interest in Supplier Participações this quarter, the group included the activities of issuing and managing credit cards and providing financial services, including credit analysis and intermediation of financing requests. In addition to the purchase, sale and securitization of own or third-party credit rights and interest held in other companies as credit right investment funds shareholders.

Through its subsidiaries, the Company also had until 2019, hardware manufacturing and sale activities, combining specialized solutions for system management, point of sale (POS), commercial automation and tax solutions. In order to maintain its strategic focus on the software business, the Company decided to sell these subsidiaries in the first quarter of 2019, which was completed over the year.

c) Impacts of the Covid-19 pandemic

The Company is monitoring the impacts of the COVID-19 pandemic and has been taking preventive and mitigating measures in line with the guidelines set forth by health authorities regarding the safety of its employees (TOTVERS) and the continuity of its operations.

Prominent among the measures adopted by the Company are: (i) the establishment of a Crisis Committee which developed several actions for its ecosystem in the period, promoting social responsibility with the industry, society and employees; (ii) adoption of remote work (home office) practice at all its units, and an evaluation of the possibility of gradual and voluntary return of TOTVERS to the offices in safety, based on official health guidelines of the cities in which we have units; (iii) suspension of international trips and restrictions on domestic trips; and (iv) implementation, together with our health plan operator, of a 24-hour telephone assistance service for TOTVERS.

Page 17 of 54

(A free translation of the original in Portuguese)

It is important to mention that the Company did not adopt measures to reduce wages and the working hours of its employees during the period, nor had it promoted headcount reductions outside the normal course of its operations.

Impact analyses on interim financial information – individual and consolidated

In view of the current scenario of uncertainties in the economy, caused by the Covid-19 pandemic and in compliance with Official Letters CVM/SNC/SEP/No.02/2020 and No.03/2020, the Company reviewed the main accounting estimates, which are presented throughout the notes. We highlight:

(i) **Assessment of the allowance for expected credit losses:** The Company assesses the variables that make up the methodology for measuring estimated losses, through the projection of the rolling of each portfolio range, capturing the estimates of reflexes in default and credit recovery for the following months, which resulted an increase in coverage of estimated losses in the portfolios in general, as can be seen in note 31. It´s important to mention that Management continues monitoring the economic scenario and assessing any possible impacts on the measurement of estimated losses.

(ii) **Impairment testing of intangible assets with indefinite useful live:** The Company assessed the recoverability of its assets through a sensitivity analysis of cash-generating units and did not detect the need for a provision for loss in its interim financial information at June 30, 2020.

(iii) **Volume of credit originating from subsidiary Supplier:** The Company observed a temporary decrease in the volume of credit rights of the subsidiary Supplier in this quarter, due to the economic scenario impacted by the Covid-19 pandemic. This decrease was stressed at the beginning of the quarter, with signs of recovery over the following months.

(iv) **Non recurring service revenue:** Revenues from software implementation and customization services had little impact, in view of the acceptance of the vast majority of our customers for the performance of services remotely.

(v) **Recoverability of deferred taxes:** The recoverability of deferred tax assets is reviewed annually or when the availability of future taxable profits for the recovery of the asset, in total or in part, is not probable. In the management view, the current scenario impacted by Covid-19 pandemic did not affect projections of future taxable income that allows the recoverability of credits in a period not exceeding 10 years.

In addition to the items highlighted above, the Company has been closely monitoring liquidity and credit risks as mentioned in note 5.6 and has not identified any impact on covenants, even with an increase in the Company's debt due to the funds raised through debentures and the consolidation of Supplier FIDC in this quarter.

2. Basis of preparation and presentation of the interim financial information

2.1. Statement of compliance

The individual and consolidated interim financial information was prepared and is presented in accordance with the accounting practices adopted in Brazil, which comprise the rules issued by the Brazilian Securities and Exchange Commission (CVM), and Brazil´s Financial Accounting Standards Board (CPC) pronouncements, guidance and interpretations, which are in conformity with the standards and procedures of the International Financial

Page 18 of 54

(A free translation of the original in Portuguese)

Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All significant information in the individual and consolidated interim financial information, and solely such information, is disclosed and corresponds to that used by Company management.

2.2. Basis of presentation

All amounts presented in these interim financial information are expressed in thousands of reais, unless otherwise indicated.

TOTVS's individual and consolidated Interim Financial Information was approved at the Board of Directors' Meeting held on August 3, 2020, after a recommendation by the Audit Committee at a meeting held on July 29, 2020.

Significant accounting policies adopted in preparing this interim financial information have been consistently applied to the years presented. This interim financial information does not include all therequirements for annual or complete financial statements, and therefore should be read together with the Company's complete financial statements for the year ended December 31, 2019.

2.3. Basis of preparation

The individual and consolidated Interim financial information was prepared using the historical cost as the base value, except for the valuation of certain assets and liabilities, such as business combinations and financial instruments, which were measured at their fair value.

(a) Individual and consolidated interim financial information

The individual and consolidated interim financial information was prepared in accordance with CPC 21 (R1) and IAS 34, which are applicable to the preparation of interim financial information, and in a manner consistent with accounting practices adopted in Brazil, including the standards issued by the CVM and pronouncements of the Accounting Pronouncements Committee (CPC) and in accordance with the IFRS issued by the IASB.

(b) Changes in accounting policies and disclosures

There are no new standards, amendments and interpretations for standards issued as of January 1,2020 that, in Management's opinion, may have a significant impact on the P&L or equity disclosed by the Company.

2.4. Consolidation basis

The consolidated interim financial information includes the operations of the Company and the following subsidiaries and associate. The percentages of the interests held by the Company at the statement of financial position date are summarized below:

Page 19 of 54

(A free translation of the original in Portuguese)

Direct interest:

Corporate Name	Head office	Name used	Note	% Interest 6/30/2020	12/31/2019
Soluções em Software e Serviços TTS Ltda.	BRA	TTS		100.00	100.00
TOTVS Tecnologia em Software de Gestão Ltda	BRA	TOTVS Tecnologia em Software		100.00	100.00
TOTVS Hospitality Ltda.	BRA	TOTVS Hospitality		74.20	74.20
VT Comércio Digital S.A.	BRA	VT Digital		50.00	50.00
TOTVS Argentina S.A.	ARG	TOTVS Argentina		100.00	100.00
Datasul Argentina S.A.	ARG	Datasul Argentina		100.00	100.00
TOTVS México S.A.	MEX	TOTVS México		100.00	100.00
Datasul S.A. de CV.	MEX	Datasul México		100.00	100.00
TOTVS Corporation	BVI	TOTVS Corporation		100.00	100.00
TOTVS Incorporation	EUA	TOTVS Inc.		100.00	100.00
Neolog Consultoria e Sistemas S.A.	BRA	Neolog	(i)	100.00	60.00
TOTVS Large Enterprise Tecnologia S.A.	BRA	TOTVS Large		100.00	100.00
TFS Soluções em software Ltda.	BRA	TFS		100.00	100.00
TOTVS Serviços de Desenvolvimento e Consultoria em Tecnologia da Informação Ltda.	BRA	TOTVS Desenvolvimento		100.00	100.00

(i) On January 28, 2020, the Company acquired the remaining 40% interest in the capital of subsidiary Neolog for R$7,121. The share purchase option was recorded under the "Liabilities due to investment acquisitions".

Indirect Interest:

Corporate Name	Head office	Name used	Investor	Note	%Equity interest 6/30/2020	12/31/2019
DTS Consulting Partner, SA de CV	MEX	Partner	TOTVS México		100.00	100.00
TOTVS Reservas Ltda.	BRA	TOTVS Reservas	TOTVS Hospitality		100.00	100.00
Bematech Ásia Co.Ltd.	TWN	Bematech Ásia	TOTVS Large		100.00	100.00
Bematech Argentina S.A.	ARG	Bematech Argentina	TOTVS Large		100.00	100.00
CMNet Participações S.A.	BRA	CMNet Participações	TOTVS Large		100.00	100.00
CM Soluciones – Argentina	ARG	CMNet Argentina	CMNet Participações		100.00	100.00
TOTVS Hopitality Technology Portugal, Lda (formerly CMDIR - Soluções Informática, Lda – Portugal	PRT	CMNet Portugal	CMNet Participações		100.00	100.00
CM Soluciones – Chile	CHL	CMNet Chile	CMNet Participações		100.00	100.00
CMNet España	ESP	CMNet Espanha	CMDIR - Soluções		100.00	100.00
RJ Participações S.A.	BRA	RJ Participações	TOTVS Large		100.00	100.00
R.J. Consultores en Sistemas de Información S.C.	MEX	RJ México	RJ Participações		100.00	100.00
R.J. Consultores e Informática Ltda.	BRA	RJ Consultores	RJ Participações		100.00	100.00
Consinco S.A.	BRA	Consinco	TTS	(ii)	100.00	-
Weath Systems Informática Ltda.	BRA	WS	TOTVS Large	(ii)	100.00	-
Supplier Investimentos Ltda.	BRA	Supplier Investimentos	TOTVS Tecnologia em Software	(ii)	100.00	-
Supplier Participações S.A.	BRA	Supplier Participações	TOTVS Tecnologia em Software	(ii)	51.27	-
Supplier Participações S.A.	BRA	Supplier Participações	Supplier Investimentos Ltda.	(ii)	37.48	-

Page 20 of 54

(A free translation of the original in Portuguese)

Supplier Administradora de Cartão de Cartão de Crédito S.A.	BRA	Supplier Administradora	Supplier Participações	(ii)	88.75	-
TOTVS Hospitality Ltda.	BRA	TOTVS Hospitality	TOTVS Large		25.80	25.80
National Computer Corporation	RUS	JV Russia	TOTVS México		19.00	19.00
Cartão de compra Supplier Fundo de Investimento em Direitos Creditórios	BRA	Supplier FIDC	Supplier Participações	(iii)	-	-

(i) Companies acquired in 2020, as mentioned in the note 4.

(ii) The consolidated Interim financial information includes the Supplier FIDC (direct credit investment fund) as the Company has subordinated shares of the fund.

All intercompany balances and transactions were eliminated in the consolidation.

For comparing the consolidated profit or loss between 2020 and 2019, the acquisition dates of each subsidiary must be considered. That way, the financial information as of June 30, 2019 does not include the profit or loss of acquirees Consinco, Weath Systems and Supplier, which started to be consolidated from the date of their acquisition.

Joint operations are accounted for in the financial statements to represent the Company's contractual rights and obligations. Accordingly, assets, liabilities, revenues and expenses related to their interests in joint operation are accounted for individually in the consolidated financial statements.

Investments in associates are accounted for under the equity method and are initially recognized at cost.

3. Significant accounting judgments, estimates and assumptions

Accounting estimates and assumptions are assessed on an ongoing basis, and are based on past experience and other factors, including expected future events, considered reasonable in the circumstances. Accounting estimates rarely equal actual results.

3.1 Judgments

In the process of applying consolidated accounting policies, Management made the following judgements that could have a significant effect on the amounts recognized in the individual and consolidated financial statements:

(i) Judgements in identifying the performance obligations for sales of software, which include licensing fees, monthly software services and implementation/customization services, that can have significant effects in recognizing revenue from contacts with customers. The Company concluded that such performance obligations are distinct as they are sold separately. The implementation and customization services are offered by other suppliers.

(ii) The Company determines the lease term as the non-cancelable contractual term, together with the periods included in a possible option for renewal as this renewal is assessed as reasonably likely to occur and with periods covered by a contract termination option as it can also be determined as reasonably likely to occur.

Page 21 of 54

(A free translation of the original in Portuguese)

3.2 Estimates and assumptions

The estimates and assumptions that represent a significant risk and which need a greater level of judgment and complexity for the Company's financial statements are:

(i) **Allowance for expected credit losses for accounts receivables -** the Company and its subsidiaries use an allowance matrix based on the historical loss rates observed by the group to calculate the expected credit losses. The evaluation of the correlation between the observed historical loss rates, the projected economic conditions and the expected credit losses represents a significant estimate. The volume of expected credit losses is sensitive to changes in the predicted economic conditions and circumstances. The Company and its subsidiaries 'historical experience of credit loss and the projection of economic conditions may also not represent the customer's real position in the future.

(ii) **Recoverable amount of tangible and intangible assets, including goodwill** – an impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and the value in use. The main assumptions used to determine the recoverable amount of cash-generating units, including sensitivity analysis, are detailed in Note 15.2.

(iii) **Deferred taxes** – Deferred tax assets are recognized for all tax losses not used to the extent that it is probable that there will be taxable profit available to allow the use of said losses. Significant judgment from Management is required to determine the amount of the deferred tax asset that may be recognized, based on the probable period and level of future taxable profit, coupled with future tax planning strategies.

(iv) **Provision for contingencies related to legal proceedings** – the evaluation of the likelihood of loss includes assessing the available evidence, hierarchy of laws, available case law, the most recent court rulings and their relevance in the legal system, as well as the opinion of external counsel. Provisions are reviewed and adjusted to account for changes in circumstances, such as applicable limitation periods, conclusion of tax audits or additional exposures identified based on new matters or court rulings.

(v) **Non-recurrent revenue** – the recognition of revenue from software implementation and customization services requires the use of estimates to project the total costs required to comply with the contractual performance obligation with the client. The Company periodically reassesses these estimates and re-plans the contractual margins whenever necessary.

Settlement of the transactions involving these estimates could result in amounts that differ significantly from those recorded in the financial statements due to uncertainties inherent in the estimate process. The Company reviews its estimates at least annually.

Page 22 of 54

(A free translation of the original in Portuguese)

4. Business Combination

The Company maintains its focus and strategy on software, consolidating its position in different segments of the economy, and bringing new solutions to TOTVS´s customers through portfolio diversification with niche-specific solutions.

4.1. Acquisition of subsidiaries

(a) Consinco acquisition

On January 30, 2020, the Company through its subsidiary Soluções em Software e Serviços TTS Ltda, concluded the acquisition of 100% of the capital of Consinco S.A., under the terms of the contract signed on December 27, 2019, for the amount of R$197,000 paid on the date of the transaction. Consinco providing management software for supermarkets market and cash and carry in the Brazilian market. The contract included a price adjustment after acquisition that resulted in an amount received of R$5,624.

Additionally, the contract provides for payment of a complementary purchase price of up to R$55,000 subject to the achievement of established goals for the acquired company for the years 2020 and 2021 and the fulfillment of other conditions.

(b) Wealth Systems acquisition

On April 8, 2020, Company acquired 100% of the share capital of Wealth Systems Ltda., through its subsidiary TOTVS Large for R$27,000, of which R$11,750 million were paid immediately to the sellers and the remainder is to be paid in February 2021. In addition, the payment of a complementary purchase price is also expected, depending on the achievement of goals established for Wealth Systems in 2023.

(c) Supplier acquisition

On April 30, 2020, after all the conditions precedent have been met, the Company concluded the acquision of 88.75% of the capital of Supplier Participações, through its subsidiary TOTVS Tecnologia em Software de Gestão Ltda, company focused on B2B credit between customers and suppliers, for the amount of R$458,405, subject to price adjustments. The negotiation began on October 28, 2019 and was approved by CADE (Administrative Council for Economic Defense) in December 2019.

Additionally, the transaction also provides for put and call options of the remaining shares of the capital of Supplier Participações from 2022 to 2026. The exercise price of the options will be measured based on multiples applied by Supplier's performance for each year.

Considering that the put and call options of additional interest in favor of non-controlling shareholders occurred in conjunction with a business combination, the fair value of the obligation was recognized as part of the business combination and was recorded under heading “Liabilities due to investment acquisition” and matched against goodwill by the advance purchase method.

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4.2. Identifiable assets acquired and goodwill

The fair value, goodwill and the cost of holding interest at the acquisition date of the identifiable assets acquired that impacted the consolidated interim financial information at June 30, 2020 are shown below:

Preliminary fair value	**Consinco**	**WS**	**Supplier**	**Total**
At acquisitions date	*1/31/2020*	*4/8/2020*	*4/30/2020*	
Current assets	**13,093**	**2,300**	**1,372,888**	**1,388,281**
Cash and cash equivalents (Note 6)	9,570	160	329,906	339,636
Marketable securities (Nota 7)	-	-	219,460	219,460
Trade accounts receivable (Note 8)	1,146	1,296	820,789	823,231
Taxes recoverable (Note 9)	1,994	724	1,367	4,085
Other current assets (Note 12)	383	120	1,366	1,869
Noncurrent assets	**75,968**	**16,057**	**270,604**	**362,629**
Deferred income and social contribution taxes (Note 10.2)	1,108	21	4,629	5,758
Property, plant and equipment (Note 14)	3,479	2,877	4,265	10,621
Other noncurrent assets (Note 12)	130	2	8,244	8,376
Brands	4,837	2,870	36,821	44,528
Software	26,427	8,843	113,266	148,536
Client portfolio	31,672	-	83,485	115,157
Non-compet	8,315	1,444	19,894	29,653
Current liabilities	**8,441**	**13,468**	**1,338,886**	**1,360,795**
Payroll and labor obligations (Note 16)	6,449	6,162	6,062	18,673
Business partners payable (Note 20)	-	-	177,201	177,201
Other liabilities	1,992	7,306	179,855	189,153
Other Investment fund shares (Note 24)			975,768	975,768
Noncurrent liabilities	**420**	**7,479**	**386**	**8,285**
Net assets and liabilities	**80,200**	**(2,590)**	**304,220**	**381,830**
Cash payment	191,376	11,750	458,405	661,531
Long-term portion (i)	49,260	2,994	134,227	186,481
Goodwill in the operation	**160,436**	**17,334**	**288,412**	**466,182**

(i) Long-term portion were brought to present value at the acquisition date.

The acquired companies were included in the management model and TOTVS channels and contributed with a net consolidated revenue of R$62,762 and a net income of R$5,450 for the period ended June 30, 2020, after each acquisition date mentioned above.

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5. Financial instruments and sensitivity analysis of financial assets and liabilities

The Company and its subsidiaries evaluated their financial assets and liabilities based on market values using the information available and the appropriate valuation methodologies.

5.1. Financial instruments by category

The table below compares the Company's financial instruments by class, as presented in its financial information:

	Fair Value through profit or loss		Amortized cost	
	6/30/2020	31/12/2019	6/30/2020	31/12/2019
Cash and cash equivalents (Note 6)	-	-	1,263,927	1,538,156
Financial Investments (Nota 7)	-	-	295,077	-
Investment guarantees (Nota 21)	-	-	11,607	27,265
Trade accounts receivable, net (Nota 8)	-	-	1,200,023	382,622
Financial assets (Nota 5.3)	97,756	71,955	-	-
Financial Instruments receivable	**97,756**	**71,955**	**2,770,634**	**1,948,043**
Loans and financing (Nota 18)	-	-	248,133	247,703
Debentures (Nota 19)	-	-	403,787	202,973
Accounts payable and suppliers	-	-	223,247	209,638
Business partners payable (Nota 20)	-	-	160,843	-
Liabilities due to investment acquisition (Nota 21)	186,959	8,772	20,162	34,540
Financial liabilities	**186,959**	**8,772**	**1,056,172**	**694,854**

The fair value of financial assets and liabilities is included in the amount for which the instrument could be exchanged in a transaction where the parties are willing to negotiate, and not in an enforced sale or settlement. The methods and assumptions below were used to estimate the fair value:

- Investment guarantees, trade accounts receivable, trade accounts payable and other short-term liabilities approximate their respective carrying amounts mainly due to the short-term maturities of these instruments.

- Financial assets at fair value not traded in an active market are estimated using a valuation technique, such as discounted cash flow or multiple revenues, considering the reasonableness of the range of values indicated thereby.

- Loans and financing and debentures are recognized initially at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.

- Liabilities due to investment acquisition, includes contingent payments of business combination and its fair value is estimated based on the performance of operations applied to the multiples defined in the contract.

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5.2. Measurement of fair value

The balances of trade accounts receivable and trade accounts payable at carryng amount, less loss (impairment) in the case of accounts receivable, are assumed to approximate their fair values.

The table below presents the carryng amount of the consolidated assets and liabilities measured at fair value as at June 30, 2020 and December 31, 2019:

	6/30/2020			12/31/2019		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial Assets						
Financial investments (Note 6)	-	1,244,440	-	-	1,526,057	-
Financial Investments - Not redeemable in 90 days (Nota 7)	9,103	285,974	-	-	-	-
Financial assets (Note 5.3)	-	-	97,756	-	-	71,955
Financial Liabilities						
Loans and financing (Note 18)	-	248,133	-	-	247,703	-
Debentures (Note 19)	-	403,787	-	-	202,973	-

There were no transfers between Levels 1, 2 and 3 in the semester.

5.3. Financial assets

TOTVS´ investments in startups are made within a medium-term strategy, with output planned for when the expected financial returns are achieved, and are recognized as financial instruments. The fair value for these investments as at June 30, 2020 was R$97,756 (R$71,955 as at December 31, 2019).

5.4. Sensitivity analysis of financial assets and liabilities

The financial instruments of Company and its subsidiaries are represented by cash and cash equivalents, accounts receivable, accounts payable, debentures, loans and financing, which are recorded at cost plus income or charges incurred or at fair value, where applicable, as at June 30,2020 and December 31, 2019.

The main risks related to the Company's operations are linked to the variation of:

(i) Brazilian Interbank Deposit Rate (CDI) for short-term investments and debentures issued in 2017; and
(ii) Long-Term Interest Rate (TJLP) for financing from the Brazilian Development Bank (BNDES).

a) Financial assets

In order to check the sensitivity of the index in the short-term investments to which the Company was exposed as of June 30, 2020, three different scenarios were defined. Based on projections disclosed by financial institutions, the average rate for CDI is 2.15% for 2020, which was defined as a probable scenario (scenario I). Based thereon, variations of 25% (scenario II) and 50% (scenario III) were calculated.

For each of these scenarios the "gross finance income" was estimated, with taxes on investment returns not included. The reference date for the portfolio was June 30, 2020, with a one-year projection to check the sensitivity of CDI to each scenario.

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Operation	Balances at 6/30/2020	Risk	Probable Scenario (I)	Scenario (II)	Scenario (III)
Financial investments consolidated	R$ 1,539,517	Reduction CDI (a)	2.15%	1.61%	1.08%
Estimated finance income			**R$ 33,100**	**R$ 24,786**	**R$ 16,627**

(a) Interbank Deposit Certificates

b) Financial liabilities

To check the sensitivity of the indexes to which the Company is exposed when estimating the debts as of June 30, 2020, three different scenarios were created. Based on the TJLP and CDI rates in force as of June 30, 2020, the most probable scenario (scenario I) was determined for 2020 and, from this, variations of 25% (scenario II) and 50% (scenario III) were calculated.

The gross finance cost was calculated for each scenario, not taking into account the tax and the maturity flow for each agreement scheduled for 2020. The reference date used for the financing and debentures was June 30, 2020, projecting the rates for one year and checking their sensitivity in each scenario.

Operation	Balances at 6/30/2020	Risk	Probable Scenario I	Scenario II	Scenario III
BNDES Financing pegged to TJLP– Consolidated	R$585	Increase TJLP (a)	4.91%	6.14%	7.37%
Estimated finance costs			**R$29**	**R$36**	**R$43**
Debentures	R$ 403,787	Increase CDI	2.15%	2.69%	3.23%
Working capital	R$ 10,146				
Estimated finance costs			**R$ 8,900**	**R$ 11,135**	**R$ 13,370**

(a) Long-term Interest Rate

5.5. Changes in liabilities of financing activities

Liabilities arising from financing activities are liabilities for which cash flows were or will be classified in the statement of cash flows as cash flows from financing activities. The following is a breakdown of liabilities arising from financing activities for the six-month period ended June 30, 2020:

		Consolidated						
		Cash flow from financing activities		Non-cash items				
	12/31/2019	Principal	Interest paid	Addition/ (Write off)	Interest incurred	Acquisition of subsidiaries	Others	6/30/2020
Loans and financing	6,363	(163,937)	(1,420)	-	345	169,720	-	11,071
Lease	241,340	(27,506)	(6,286)	17,083	8,675	3,756	-	237,062
Debentures	202,973	196,924	(1,763)	-	5,653	-	-	403,787
Dividends payable and other	44,579	(68,526)	-	-	-	-	24,817	870
Total	**495,255**	**(63,045)**	**(9,469)**	**17,083**	**14,673**	**173,476**	**24,817**	**652,790**

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5.6. Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

a. Liquidity Risk

The Company's and its subsidiaries' liquidity and cash flow are monitored on a daily basis by Company management to ensure the generation of cash from operating activities and fundraising, whenever necessary. The Company does not expect to have a significant impact on liquidity and cash flow resulting from the Covid-19 pandemic and reinforces its commitment to resource management ir order to maintain its schedule of commitments, not generating liquidity risks for the Company and its subsidiaries.

b. Credit risk

Credit risk is the risk that the counterparty in a business will not fulfill an obligation set forth in a financial instrument or contract with a customer, which would cause a financial loss.

Regarding the credit risk associated with financial institutions, the Company and its subsidiaries operate in order to spread this exposure among financial institutions. Financial investments must be made in institutions whose risk rating is equal to or lower than the Sovereign Risk (Brazil Risk) assigned by the rating agencies Standard & Poor's, Moody's or Fitch. The amount allocated to each institution cannot exceed 30% of the total balances in current accounts plus financial investments, and also not correspond to more than 5% of the equity of the financial institution.

In addition, due to the Covid-19 pandemic, the Company closely monitors the behavior and active management of the default in its customer portfolio through policies related to the sale of services and software licenses. No relevant impacts are expected, in addition the provision for losses presented in note 8.

c. Market risk

i) Interest rate and inflation risk: interest rate risk arises from the portion of the debt related to TJLP, IPCA and CDI, as well as financial investments in CDI, which can adversely affect the finance income or expenses in the event of unfavorable changes in the interest rate and inflation.

ii) Exchange rate risk: this risk arises from the possibility of losses due to currency rate fluctuations that could increase the liabilities resulting from loans and foreign currency purchase commitments or that could reduce the assets resulting from trade accounts receivable in foreign currency.

Certain subsidiaries have international operations and are exposed to exchange risk arising from exposures in some currencies, such as the U.S. dollar (USD), Argentine peso (ARS), Mexican peso (MXN), Chilean peso (CLP) and the Russian ruble.

The Company ensures that its net exposure is maintained at an acceptable level in accordance with the policies and limits defined by Management and is monitoring the possible impacts of the Covid-19 pandemic in each of these companies. For the period ended June 30, 2020, the balance of assets exceeds the negative balances exposed, as follows:

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	June 30, 2020					
Company	Accounts payable	Cash and cash equivalents	Accounts receivable	Other assets	Net exposure	Currency
RJ Consultores México	(37)	1,259	856	-	2,078	Peso (MXN)
CMNet Participações S.A.	(306)	862	698	-	1,254	Peso (CLP and ARS)
TOTVS S.A.	(7,617)	-	-	-	(7,617)	USD
TOTVS México	(1,908)	2,437	5,970	-	6,499	Peso (MXN)
TOTVS Argentina	(1,965)	8,876	9,575	-	16,486	Peso (ARS)
TOTVS Incorporation	(1,978)	782	-	97,756	96,560	USD
Total	**(13,811)**	**14,216**	**17,099**	**97,756**	**115,260**	

e. Derivatives

The Company and its subsidiaries did not maintain financial derivative transactions in the reported periods.

5.7. Capital management

The Company's capital management is intended to ensure a strong credit rating with institutions and an optimal capital ratio in order to drive the Company's businesses and maximize value for shareholders.

TOTVS controls its capital structure by adjusting and adapting to current economic conditions. To maintain this structure, the Company may pay dividends, repurchase shares, take out new loans, issue debentures and promissory notes. The Company's net debt structure includes loans and debentures, less cash and cash equivalents.

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Loans, financing and lease	218,903	230,108	248,133	247,703
Debentures	403,787	202,973	403,787	202,973
Senior shares and Mezzanine	-	-	989,865	-
Liabilities due to acquisitions of investments	8,313	30,493	207,121	43,312
(-) Cash and cash equivalents	(840,955)	(1,106,888)	(1,263,927)	(1,538,156)
(-) Financial investments (i)	-	-	(295,077)	-
(-) Investment guarantees	(8,225)	(23,217)	(11,607)	(27,265)
Net (cash) debt	**(218,177)**	**(666,531)**	**278,295**	**(1,071,433)**
Equity	2,517,411	2,477,214	2,517,411	2,478,409
Equity and net debt	**2,299,234**	**1,810,683**	**2,795,706**	**1,406,976**

(i) Represent financial investments in investment funds and national treasury bills from Supplier FIDC that are not available to the Company.

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6. Cash and cash equivalents

Cash and cash equivalents are maintained for meeting short-term cash requirements and for strategic investment or other purposes, and are redeemable within 90 days from the date of the respective transaction.

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Cash and banks	902	323	19,487	12,099
Cash equivalents	**840,053**	**1,106,565**	**1,244,440**	**1,526,057**
Investment fund	643,657	927,178	880,892	1,330,500
CDB	196,396	148,586	363,548	162,826
Repurchase agreements	-	30,801	-	32,731
	840,955	**1,106,888**	**1,263,927**	**1,538,156**

The Company´s shor-term investments policies are based on low risk approach in first-tier institutions.

The Company concentrates its investments in an investment fund for TOTVS and its subsidiaries. The fund is composed of investment fund shares whose portfolio is made up of highly-liquid fixed-income assets. The eligible assets in the portfolio structure are mainly government debt securities, which present low credit risk and volatility. The Company´s investments are remunerated substantially, by reference to the CDI variation, which monthly averaged 95.3% of the CDI for the period ended June 30, 2020 (96.7% as of December 31, 2019).

7. Financial investments

The following amounts refer to investment funds and financial government bonds redeemable from Supplier FIDC that are not available to the Company.

	Consolidated
	6/30/2020
Government bons	9,103
Investment funds (i)	285,974
	295,077

(i) Investment funds shares pegged to DI.

8. Trade accounts receivable, net

Consolidated amounts receivable are as follows:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Domestic market	384,185	360,858	530,671	478,035
Foreign market	1,264	1,391	7,867	6,710
Credit rights receivable (a)	-	-	812,015	-
Gross trade accounts receivable	**385,449**	**362,249**	**1,350,553**	**484,745**
(-)Allowance for expected credit losses	(68,793)	(79,712)	(150,530)	(102,123)
Net trade accounts receivable	**316,656**	**282,537**	**1,200,023**	**382,622**
Current assets	281,223	252,842	1,160,696	350,995
Noncurrent assets (b)	35,433	29,695	39,327	31,627

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(a) The credit rights belong to FIDC Supplier (Credit Rights Investment Fund) and refer to securities assigned arising from Supplier's credit purchases at partner establishments.
(b) Long-term accounts receivable basically refer to the sale of software license, software implementation and customization services, and are presented net of present value adjustment.

Changes in the allowance of expected credit losses are as follows:

	6/30/2020	
	Parent Company	Consolidated
Opening balance	**79,712**	**102,123**
Acquisitions of subsidiary	-	57,012
Additional allowance in the period	16,476	29,990
Credit recovery and/or (write-off) off due to	(27,395)	(38,595)
Balance at end of period	**68,793**	**150,530**

Management believes that the risk related to trade accounts receivable in general is minimized by the fact that the Company's customer portfolio is diluted and also by the various operating segments. In general, the Company does not require any guarantee on installment sales.

8.1. Aging list of trade accounts receivable

The aging list of amounts receivable at June 30, 2020 and December 31, 2019 is as follows:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Falling due	242,429	226,681	334,238	297,354
Unbilled	36,639	32,666	59,845	49,238
Overdue				
1 to 30 days	14,145	10,869	23,082	16,909
31 to 60 days	7,423	4,946	11,877	8,548
61 to 90 days	7,567	5,075	11,273	7,661
91 to 180 days	16,188	9,809	23,251	15,239
181 to 360 days	9,180	15,594	13,678	22,288
More than 360 days	51,878	56,609	61,294	67,508
Gross trade accounts receivable	**385,449**	**362,249**	**538,538**	**484,745**
(-) Allowance for expected credit losses (i)	(68,793)	(79,712)	(90,477)	(102,123)
Net trade accounts receivable	**316,656**	**282,537**	**448,061**	**382,622**

(i) The allowance for expected credi losses is net of the write-off due to loss recorded against accounts receivable for R$27,395 for the parent company and R$38,590 for consolidated.

8.2. Credit rights

Credit rights are formed by securities arising from Supplier's credit card purchases that have been assigned to Supplier FIDC.

	Consolidated
	6/30/2020
Credit rights (a)	812,015
(-) Allowance for expected credit losses	(60,053)
Net credit rights	**751,962**

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Allowance for expected credit losses on Supplier FIDC's credit rights portfolio as of June 30, 2020:

	Consolidated
Falling due	739,396
Overdue	
1 to 30 days	8,286
31 to 60 days	8,263
61 to 90 days	3,728
91 to 180 days	6,469
181 to 360 days	6,820
More than 360 days	39,053
Gross accounts receivable	**812,015**
(-)Provision for expected credit losses	(60,053)
Total	**751,962**

As of June 30, 2020, approximately 35% of the portfolio's contracts are insured by policies that cover an average of 90% of the outstanding balance of operations.

The provision amount was calculated based on the analysis of losses due to credit harvests that follow the premises of the Supplier FIDC Regulation. As the main indicator of impairment, the delay in operations was used.

9. Recoverable Taxes

The amounts of recoverable taxes are as follows:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Income tax to offset (a)	-	11,526	14,911	17,581
Social contribution tax to offset (a)	7,482	9,367	10,204	11,170
Other	-	-	1,095	911
	7,482	**20,893**	**26,210**	**29,662**
Current assets	7,482	20,893	18,071	29,662
Noncurrent assets	-	-	8,139	-

(a) Refers to withholding income and social contribution tax credits in the current year and income and social contribution tax credits to offset from previous years, as well as payments of estimated taxes in the current year.

10. Income taxes

Current and deferred income and social contribution taxes were recorded pursuant to the current rates in force. Deferred income and social contribution taxes are calculated on income and social contribution tax losses carryforwards, respectively, as well as temporary differences.

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10.1. Reconciliation of income and social contribution tax expenses

The reconciliation of expenses calculated by applying the Income and Social Contribution Tax rates is as follows:

	Parent Company		Consolidated	
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Income before taxes	**151,608**	**109,603**	**178,192**	**142,882**
Income and social contribution taxes at combined nominal rate of 34%	(51,547)	(37,265)	(60,585)	(48,580)
Adjustments for the statement of effective rate				
Equity pick-up	17,872	19,379	-	-
Law No. 11196/05 (Incentive for research and development)	3,647	3,062	7,442	5,360
Share issue costs	-	8,676	-	8,676
Effect of subsidiaries subject to special rates	-	-	(3,418)	(5,136)
Management stake	(417)	(1,930)	(434)	(1,930)
Workers' Meal Program (PAT)	346	215	633	574
Other	(572)	(528)	(893)	(481)
Income and social contribution tax expense	**(30,671)**	**(8,391)**	**(57,255)**	**(41,517)**
Current income and social contribution taxes	(19,274)	(11,954)	(38,210)	(33,569)
Deferred income and social contribution taxes	(11,397)	3,563	(19,045)	(7,948)
Effective rate	**20.2%**	**7.7%**	**32.1%**	**29.1%**

10.2. Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Income and social contribution tax losses	-	-	62,229	63,563
Deriving from temporary differences:				
Difference between tax and accounting bases of goodwill	10,006	12,102	26,561	30,502
Tax benefit from goodwill amortization	(98,445)	(96,145)	(152,229)	(145,736)
Intangible asset allocation	(4,872)	(5,708)	(10,748)	(12,073)
Intangible asset allocation – after Law No. 12973	18,800	17,147	24,311	17,147
Provision for commissions	15,067	14,789	16,938	16,566
Anticipated income or revenues	5,217	9,211	3,027	10,336
Allowance for expected credit losses	23,389	27,102	28,313	32,474
Provision for contingencies and other obligations	39,913	39,461	45,973	44,717
Provision for trade accounts payable	10,558	9,610	12,538	12,432
Provision for share-based payments	9,667	8,530	10,293	8,898
Present value adjustment	3,102	3,055	5,181	5,142
Other	6,531	11,176	14,672	16,412
Net deferred income and social contribution taxes	**38,933**	**50,330**	**87,059**	**100,380**

Net deferred income and social contribution taxes of the Company and its subsidiaries are presented under noncurrent assets.

Changes in deferred income and social contribution taxes are as follows:

	Parent Company	Consolidated
At December 31, 2019	**50,330**	**100,380**
Expense in statement of profit or loss	(11,397)	(19,045)
Acquisitions of subsidiary	-	5,757
Other	-	(33)
At June 30,2020	**38,933**	**87,059**

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11. Related-party balances and transactions

Related-party transactions are carried out under market conditions and prices established by the parties, and balances between the Parent Company and its subsidiaries are eliminated for purposes of consolidation.

11.1. Credits and liabilities with subsidiaries and associate companies

As of June 30, 2020, the main assets, liabilities, revenues and costs are as follows:

	June 30, 2020				
Company	**Trade accounts receivable**	**Other assets (i)**	**Liabilities**	**Revenues**	**Costs**
Totvs Large	-	262	-	-	-
Neolog (ii)	-	-	1,144	-	825
Weath Systems (iii)	3	-	-	10	-
Total	**3**	**262**	**1,144**	**10**	**825**

(i) Refer to short-term current account operations, without remuneration.
(ii) Refer to costs incurred for the sale of Neolog soluctions by TOTVS.
(iii) Refer to partnership contract between Wealth Systems and TOTVS for the sale of CRM solutions.

11.2. Transactions or relationships with shareholders and key management personnel

The Company maintains property lease agreements with companies, in which some of the shareholders are key management members and also hold TOTVS shares, directly or indirectly.

The amount paid as lease and condominium fees to related parties recognized for six-month period ended June 30,2020 was R$603 (R$13,678 as at June 30, 2019). All lease agreements with related parties are subject to restatement by reference to the IGP-M inflation rate, every 12 months. On December 4, 2019, the lease agreement of the Company's headquarters ceased to be recorded as a related party, since VIP VII – Empreendimentos e Participações S.A. changed its ownership structure and is no longer owned by the shareholders and management members of TOTVS, which reduced the amount of leases paid to related parties compared to the previous year.

Some of the Company's shareholders and key management personnel directly or indirectly hold 15.15% of the Company's shares as of June 30,2020 (15.04% as of December 31, 2019). The indirect interest is held through LC-EH Empreendimentos e Participações S.A.

The Company still incurred expenses and revenues of low value over the six-month period with related parties, with expenditures amounting to R$218 and receipts to R$63.

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11.3. Management fees

Expenses related to the Company´s managing and statutory officers´compensation are summarized below:

	Parent Company	
	6/30/2020	6/30/2019
Short-term benefits to managing officers		
Salaries, fees and payroll charges	6,119	5,728
Direct and indirect benefits	470	416
Variable bonus	1,228	2,647
Share-based payments (i)	9,019	3,845
	16,836	**12,636**

(i) Includes the impact of R$3,721 referring to the withholding tax at market value for the transfer of shares trough payroll for the 2016 and 2017 grants.

Some management members are also entitled to vehicles that are replaced every 3 years. The depreciation expenses of vehicles granted to management members for the period ended June 30, 2020 was R$377 (R$332 as of June 30, 2019).

12. Other assets

The breakdown of other assets at June 30, 2020 and December 31, 2019 is follows:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Prepaid expenses (i)	57,866	40,038	64,538	41,072
Franchises loan	21,431	24,703	21,531	24,703
Advances to employees	21,762	8,366	27,118	8,862
Advances to suppliers	531	678	2,754	1,053
Receivables for investments sold (ii)	11,637	16,716	28,789	37,619
Dividends receivable	44,500	-	-	-
Other assets	1,300	3,036	2,819	4,270
	159,027	**93,537**	**147,549**	**117,579**
Current assets	106,535	36,618	87,388	60,184
Noncurrent assets	52,492	56,919	60,161	57,395

(i) Includes the amounts of taxes paid and renewals of contracts with suppliers referring to expenses that will be incurred during the year.

(ii) Includes the amount receivable for the sale of Ciashop and hardware operation in 2019.

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13. Investments

The breakdown of investments in subsidiaries and associate companies is shown below:

	Summarized financial statements of associate companies and subsidiaries as at June 30,2020					Equity pick-up (parent Company) for periods ended:		Balance of investments as of:	
	Assets	Liabilities	Equity	Gross revenue	Profit or loss	6/30/2020	6/30/2019	6/30/2020	12/31/2019
TOTVS Large (i)	515,155	65,592	449,563	107,446	17,905	14,718	(2,719)	503,686	490,215
TOTVS Tecnologia	699,412	199,254	500,158	77,165	20,254	20,254	20,726	500,158	133,254
TTS	325,220	53,372	271,848	12,170	7,594	7,594	4,960	271,848	264,259
TOTVS Inc.	103,979	7,052	96,927	319	(9,983)	(9,983)	(10,295)	96,927	72,666
Neolog	4,780	1,758	3,022	4,895	34	(204)	(690)	18,668	17,677
TOTVS Hospitality	48,976	12,986	35,990	29,452	3,602	2,673	3,041	26,703	24,030
VT Digital	328	94	234	219	(40)	(40)	82	234	274
TOTVS México	14,640	9,259	5,381	10,008	(3,642)	(3,642)	(3,994)	5,382	3,454
TOTVS Argentina	23,138	12,374	10,764	20,847	2,184	2,184	22	10,764	3,713
TFS	69,025	24,360	44,665	66,985	14,152	14,152	13,321	44,665	30,311
TOTVS Serviços	-	-	-	-	-	-	26,852	-	-
Ciashop	-	-	-	-	-	-	(2)	-	-
NCC	-	-	-	-	-	-	-	65	65
						47,706	51,304	1,479,100	1,039,918

(i) Goodwill from acquired companies is recorded under Investments in the parent company. The difference between the profit and loss of the acquiree and equity pick-up balance refers to the amortization of intangible assets allocated in determining the fair value of assets.

Changes in the investment accounts for the six-month period ended June 30, 2020 were as follows:

				Equity pick-up					
	12/31/2019	Addition / (reduction)	Dividends	Equity pick-up	amortization of PPA	Total	Foreign exchange/ Inflation (i)	Discontinued operation	6/30/2020
TOTVS Large	490,215	261	-	19,341	(4,623)	14,718	(72)	(1,436)	503,686
TOTVS Tecnologia	133,254	391,150	(44,500)	20,254	-	20,254	-	-	500,158
TTS	264,259	(5)	-	7,594	-	7,594	-	-	271,848
TOTVS Inc.	72,666	8,431	-	(9,983)	-	(9,983)	25,813	-	96,927
Neolog	17,677	1,195	-	34	(238)	(204)	-	-	18,668
TOTVS Hospitality	24,030	-	-	2,673	-	2,673	-	-	26,703
VT Digital	274	-	-	(40)	-	(40)	-	-	234
TOTVS México	3,454	4,388	-	(3,642)	-	(3,642)	1,182	-	5,382
TOTVS Argentina	3,713	3,368	-	2,184	-	2,184	1,499	-	10,764
TFS	30,311	202	-	14,152	-	14,152	-	-	44,665
NCC	65	-	-	-	-	-	-	-	65
Total Investments	**1,039,918**	**408,990**	**(44,500)**	**52,567**	**(4,861)**	**47,706**	**28,422**	**(1,436)**	**1,479,100**

(i) Includes the inflation adjustments of Argentine subsidiaries.

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14. Property, plant and equipment

The Company's property, plant and equipment is broken down as follows:

	Parent Company							
	Computers and electronics equip. (i)	Vehicles	Furniture and Fixtures	Facilities machinery and equipment	Leasehold improve Ments	Right of use (ii)	Others	Total
Cost								
Balance as of December 31, 2019	**193,667**	**10,764**	**25,853**	**26,826**	**90,120**	**236,972**	**9,873**	**594,075**
Additions	12,352	1,014	651	202	4,056	12,826	4	31,105
Transfers	764	10	-	(12)	(244)	-	(2,998)	(2,480)
Write-offs	(9,003)	(384)	(427)	(307)	(36)	(1,328)	(19)	(11,504)
Balance as of June 30,2020	**197,780**	**11,404**	**26,077**	**26,709**	**93,896**	**248,470**	**6,860**	**611,196**
Depreciation								
Balance as of December 31, 2019	**(120,454)**	**(4,286)**	**(14,013)**	**(14,955)**	**(31,407)**	**(32,075)**	**(6,546)**	**(223,736)**
Depreciation for the period	(15,153)	(1,793)	(1,554)	(1,547)	(5,366)	(17,033)	(840)	(43,286)
Write-offs	8,980	309	417	281	2	1,286	17	11,292
Balance as of June 30,2020	**(126,627)**	**(5,770)**	**(15,150)**	**(16,221)**	**(36,771)**	**(47,822)**	**(7,369)**	**(255,730)**
Residual value								
Balance as of June 30,2020	**71,153**	**5,634**	**10,927**	**10,488**	**57,125**	**200,648**	**(509)**	**355,466**
Balance as of December 31, 2019	**73,213**	**6,478**	**11,840**	**11,871**	**58,713**	**204,897**	**3,327**	**370,339**
Average annual depreciation rate	20%toa 25%	33%	10% to 25%	6.7% to 25%	10% to 33%	10% to 33%	20%	

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	Consolidated							
	Computers and electronics equip. (i)	Vehicles	Furniture and Fixtures	Facilities machinery and equipment	Leasehold improve ments	Right of use (ii)	Others	Total
Cost								
Balance as of December 31, 2019	**209,160**	**11,895**	**29,759**	**28,206**	**99,866**	**251,996**	**10,539**	**641,421**
Additions	12,705	1,316	858	229	4,398	18,089	(181)	37,414
Acquisitions of subsidiaries	8,406	258	1,813	2,175	854	5,438	463	19,407
Transfers	764	10	3	(12)	(244)	-	(3,001)	(2,480)
Write-offs	(9,595)	(478)	(443)	(307)	(37)	(4,148)	(34)	(15,042)
Exchange variation (iii)	917	90	82	70	399	1,603	10	3,171
Balance as of June 30,2020	**222,357**	**13,091**	**32,072**	**30,361**	**105,236**	**272,978**	**7,796**	**683,891**
Depreciation								
Balance as of December 31, 2019	**(131,820)**	**(4,836)**	**(16,721)**	**(15,890)**	**(40,340)**	**(36,536)**	**(5,846)**	**(251,989)**
Depreciation for the period	(16,404)	(1,954)	(1,768)	(1,680)	(5,857)	(20,250)	(942)	(48,855)
Acquisitions of subsidiaries	(4,731)	(67)	(732)	(799)	(130)	(2,152)	(174)	(8,785)
Write-offs	9,572	327	433	281	3	3,121	31	13,768
Exchange variation (iii)	(674)	(20)	(16)	(78)	(350)	363	(26)	(801)
Balance as of June 30,2020	**(144,057)**	**(6,550)**	**(18,804)**	**(18,166)**	**(46,674)**	**(55,454)**	**(6,957)**	**(296,662)**
Residual value								
Balance as of June 30,2020	**78,300**	**6,541**	**13,268**	**12,195**	**58,562**	**217,524**	**839**	**387,229**
Balance as of December 31, 2019	**77,340**	**7,059**	**13,038**	**12,316**	**59,526**	**215,460**	**4,693**	**389,432**
Average annual depreciation rate	20% to 25%	20% to 33%	10% to 25%	6.7% to 25%	10% to 33%	10% to 33%	20%	

(i) Includes the right of use of laptops in the amount of R$5,764 (R$7,051 as of December 31, 2019)

(ii) Line "Additions" includes the annual restatement of leases applied to the right of use according to the index established in the agreement in the amount of R$ 18,089. The Company applied exceptions to the standard for short-term and low value contracts, recorded in lease expense in the amount of R$455 and R$1,091 in the Parent Company and Consolidated, respectively as of June 30,2020.

(iii) Includes the inflation adjustments of Argentine subsidiaries.

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15. Intangible assets

Intangible assets and changes in balances are as follows:

Parent Company	Software	Trademarks & patents	Customer portfolio	R&D	Other (ii)	Goodwill	Total Intangible assets
Cost							
Balance as of December 31, 2019	**350,049**	**60,998**	**216,368**	**-**	**18,627**	**280,308**	**926,350**
Additions	8,630	-	3,358	3,285	-	-	15,273
Transfers	2,480	-	-	-	-	-	2,480
Write-offs	6,989	2,151	166	-	123	-	9,429
Balance as of June 30,2020	**368,148**	**63,149**	**219,892**	**3,285**	**18,750**	**280,308**	**953,532**
Amortization							
Balance as of December 31, 2019	**(283,634)**	**(45,874)**	**(211,595)**	**-**	**(18,627)**	**-**	**(559,730)**
Amortization for the period	(15,288)	(2,101)	(1,150)	-	-	-	(18,539)
Write-offs	(6,989)	(2,151)	(166)	-	(123)	-	(9,429)
Balance as of June 30,2020	**(305,911)**	**(50,126)**	**(212,911)**	**-**	**(18,750)**	**-**	**(587,698)**
Residual value							
Balance as of June 30,2020	**62,237**	**13,023**	**6,981**	**3,285**	**-**	**280,308**	**365,834**
Balance as of December 31, 2019	**66,415**	**15,124**	**4,773**	**-**	**-**	**280,308**	**366,620**
Average annual amortization rates	**10% to 20%**	**6.7% to 8%**	**10% to 12.5%**				

Consolidated	Software	Trademarks & patents	Customer portfolio	R&D	Others (ii)	Goodwill	Total Intangible assets
Cost							
Balance as of December 31, 2019	**389,795**	**83,279**	**364,118**	**13,890**	**49,725**	**665,942**	**1,566,749**
Additions	14,100	-	3,359	4,111	-	-	21,570
Acquisitions of subsidiaries	148,536	44,528	115,157	-	29,653	466,182	804,056
Transfers	2,480	-	-	535	(535)	-	2,480
Exchange variation (i)	166	4	-	-	(1)	-	169
Balance as of June 30,2020	**555,077**	**127,811**	**482,634**	**18,536**	**78,842**	**1,132,124**	**2,395,024**
Amortization							
Balance as of December 31, 2019	**(322,441)**	**(59,232)**	**(272,716)**	**(8,472)**	**(49,580)**	**(43,611)**	**(756,052)**
Amortization for the period	(23,061)	(6,103)	(10,460)	(756)	(2,211)	-	(42,591)
Acquisitions of subsidiaries	(5,339)	-	-	-	-	-	(5,339)
Transfers	-	-	-	(535)	535	-	-
Exchange variation (i)	(87)	-	-	-	-	-	(87)
Balance as of June 30,2020	**(350,928)**	**(65,335)**	**(283,176)**	**(9,763)**	**(51,256)**	**(43,611)**	**(804,069)**
Residual value							
Balance as of June 30,2020	**204,149**	**62,476**	**199,458**	**8,773**	**27,586**	**1,088,513**	**1,590,955**
Balance as of December 31, 2019	**67,354**	**24,047**	**91,402**	**5,418**	**145**	**622,331**	**810,697**
Average annual amortization rates	**10% to 20%**	**6.7% to 8%**	**10% to 12.5%**	**20%**	**10% to 50%**		

(i) Includes the inflation adjustments of Argentine subsidiaries.

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(ii) Includes primarily non-compete rights arising from the purchase price allocation from business combinations.

The amortization of intangible assets is based on their estimated useful lives. Intangible assets identified, the amounts recognized, and useful lives of assets resulting from a business combination are premised on a technical study by an independent specialist firm.

15.1. Changes in goodwill

The breakdown of goodwill as of June 30, 2020 and December 31, 2019 is as follows:

	Consolidated		
	12/31/2019	Additions	6/30/2020
TOTVS Large (old Bematech) (i)	220,298	-	220,298
Supplier	-	288,412	288,412
Consinco	-	160,436	160,436
RM	90,992	-	90,992
W&D	64,070	-	64,070
Virtual Age	46,497	-	46,497
RMS	35,740	-	35,740
SRC	33,688	-	33,688
Datasul	30,084	-	30,084
WS	-	17,334	17,334
Gens FDES	16,340	-	16,340
Seventeen	15,463	-	15,463
TOTVS Agroindústria	13,128	-	13,128
Neolog	12,565	-	12,565
BCS	11,821	-	11,821
Passlack	8,378	-	8,378
TotalBanco	6,008	-	6,008
Logo Center	5,703	-	5,703
Others	11,556	-	11,556
	622,331	**466,182**	**1,088,513**

(i) Goodwill arising from the acquisition of the software operation of TOTVS Large (formerly Bematech S.A.)

15.2. Impairment of assets

The Company annually tests goodwill for impairment using the "value in use" methodology, through the discounted cash flow model of the cash generating units, which represent the tangible and intangible assets used in the development and sale of different solutions to its clients.

The Company´s management tested its assets for impairment considering the possible impacts caused by the Covid-19 pandemic fort the six-month period ended June 30, 2020 and did not detect the need for a provision for loss in the interim financial statements.

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16. Payroll and labor liabilities

Balances of salaries and charges payable are broken down as follows:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Labor liabilities:				
Salaries payable	24,594	21,090	38,312	28,810
Vacation payable	59,160	55,976	87,022	76,235
13th monthly salary payable	20,187	-	29,745	31
Profit sharing and bonus	20,647	40,710	30,488	51,107
Withholding Income Tax (IRRF)payable	7,970	13,291	11,192	17,600
Actuarial liability due to health care plan and retirement benefits (i)	2,136	2,024	2,136	2,024
Other	1,694	1,703	7,177	4,075
	136,388	134,794	206,072	179,882
Payroll liabilities				
FGTS (Unemployment Compensation Fund) payable (ii)	12,842	4,525	19,037	6,062
INSS (Social Security Tax) payable	5,705	5,080	10,306	7,528
	18,547	9,605	29,343	13,590
Total	154,935	144,399	235,415	193,472

(i) Refers to the actuarial provision for the health care plan of the participants who contributed or still contribute with fixed installments to the plan costing and who will be entitled to remain in the plan after retirement.

(ii) According to Provisional Executive Order nº 927/2020, the Company opted to postpone the payment of FGTS of April, May and June 2020 to be paid as from July 2020.

17. Tax liabilities

Tax liabilites are broken down as follows:

	Parent Company		Consolidated	
	3/31/2020	12/31/2019	3/31/2020	12/31/2019
Tax liabilities				
Federal Social Security Tax on Gross Revenue (CPRB) (i)	35,175	14,221	45,940	17,552
ISS payable	7,511	7,628	9,788	9,588
PIS and COFINS payable (i)	21,953	15,484	30,224	18,486
IRPJ and CSLL payable	2,377	-	6,312	4,238
Withholding IR and CSLL	852	796	2,702	2,677
Other taxes	3,409	2,063	9,731	2,662
Total	71,277	40,192	104,697	55,203
Current liabilities	71,277	40,192	99,969	55,203
Noncurrent liabilities	-	-	4,728	-

(i) The maturity of social security contributions, PIS and Cofins for March, April and May 2020 were extended by the Federal Revenue Service due to the Covid-19 pandemic.

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18. Loans and financing

Loans are initially recognized at fair value, net of transaction costs incurred, and are shown at amortized cost. Any difference between the borrowed amounts (net of transaction costs) and the total amount payable is recognized in the statement of profit or loss during the period when the loans are due, using the effective interest rate method.

The loan and financing transactions are as follows:

		Parent Company		Consolidated	
	Annual financial charges	**6/30/2020**	**12/31/2019**	**6/30/2020**	**12/31/2019**
BNDES PROSOFT	TJLP + 1.5 to 1.52%p.a.	-	-	460	3,232
BNDES PSI	3.5% to 4.0% p.a.	-	-	318	2,227
Leases (i)	8.55% to 17.24% p.a (i)	218,903	230,108	237,062	241,340
BNDES Inovação	TJLP + 0.52% p.a.	-	-	125	888
Working capital (Bank Credit Line)	129% of CDI	-	-	10,146	-
Secured accounts and other		-	-	22	16
		218,903	**230,108**	**248,133**	**247,703**
Current liabilities		39,491	44,322	58,394	55,623
Noncurrent liabilities		179,412	185,786	189,739	192,080

(i) Rates for the lease of real property right of use range from 8.55% to 10.16% (nominal interest rate) and 15.12% to 17.24% for the lease of the right to use electronic equipment .

The Company and its subsidiary TOTVS Large have loan and financing agreements with covenants usually applicable to these types of operations, related to the meeting of economic, financial, cash generation and other indexes. These covenants have been met and do not restrict the Company's ability to normally conduct its operations.

Amounts recorded in noncurrent liabilities as at June 30,2020 and December 31, 2019 have the following maturity schedule:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
2021	17,491	33,120	21,083	36,628
2022	33,815	32,032	36,833	33,834
2023	31,474	29,770	33,693	30,754
2024	32,497	30,725	33,411	30,725
2025 onwards	64,135	60,139	64,719	60,139
Noncurrent liabilities	**179,412**	**185,786**	**189,739**	**192,080**

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Below is the breakdown of loans and financing as of June 30, 2020:

	6/30/2020	
	Parent Company	Consolidated
Opening balance	230,108	247,703
Acquisitions of subsidiary	-	173,476
Additions to high of use leases	12,826	18,092
Interest incurred	5,945	9,020
Write-off right-of-use leases	-	(1,009)
Interest amortization	(5,945)	(7,706)
Principal amortization	(24,031)	(191,443)
Closing balance	218,903	248,133

a) Leases

Lease obligations are guaranteed by chattel mortgage of leased assets. The table below shows gross liabilities of finance leases as at June 30, 2020 and December 31, 2019:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Gross lease liabilities ase – minimum lease payments				
Less than one year	49,542	55,050	58,304	60,304
More than one year and less than five years	171,387	150,524	181,454	157,011
More than five years	33,409	63,460	33,724	63,460
	254,338	**269,034**	**273,482**	**280,775**
Future financing charges in finance leases	(35,435)	(38,926)	(36,420)	(39,435)
Present value of lease liabilities	**218,903**	**230,108**	**237,062**	**241,340**
Current liabilities	39,491	44,322	47,323	49,260
Noncurrent liabilities	179,412	185,786	189,739	192,080

19. Debentures

As of June 30, 2020 and December 31, 2019, balances were broken down as follows:

					Parent Company and Consolidated	
Issue	**Debentures**	**Annual financial charges**	**Unit price**		**6/30/2020**	**12/31/2019**
Single series	200,000	105.95% of CDI	1.00	(a)(i)	201,872	202,973
		102.65% of CDI			201,915	-
		Total current liabilities			**403,787**	**202,973**

(i) The amount of debentures issue is presented net of transactions costs of R$44 as at June 30,2020 (R$175 as of December 31, 2019).

Debentures are initially recognized at fair value, net of transaction costs incurred, and are shown at amortized cost. Any difference between the borrowed amounts (net of transaction costs) and the total amount payable is recognized in the statement of profit or loss , using the effective interest rate method.

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a) Changes in debentures

	Parent Company and Consolidated	
Debentures	**6/30/2020**	**12/31/2019**
Balance at beginning of year	**202,973**	**277,188**
Issue of Debentures	196,924	-
Interest incurred	5,653	21,987
Amortization of interest	(1,763)	(13,124)
Payment of premium due to non-conversion	-	(83,078)
Balance at end of period	**403,787**	**202,973**

b) Issue of Debentures

Debentures issued in 2017: Fund-raising R$200,000 through the issue of 200,000 simple, unsecured, nonconvertible debentures of the Company at the face value of R$1, in a single series, which were subject to public distribution with restricted efforts. For legal purposes the issue date of the debentures was September 15, 2017. The debentures will fall due on September 15, 2020, except in the event of early maturity. The Debentures will bear interest corresponding to 105.95% of the accumulated variation of the daily average DI (interbank) rates. Interest will be paid semiannually.

Debentures issued in 2020: On April 22, 2020, the Company approved the 2nd Issue of Simple, non-convertible, unsecured debentures, in a single series for public distribution with restricted placement effortsin the total amount of R$200,000, with a unit face value of R$1,000.00. The Unit Face Value will bear interest corresponding to 100.0% of the accumulated variation of the average daily rates of the DI (Interbank Deposits), based on 252 business days, plus a spread equivalent to 2.65% per year. Debentures will mature on April 22, 2021 and may be redeemed in advance from July 22, 2020, at the Company's sole discretion, upon payment of a premium corresponding to 0.10% on the Unit Face Value plus interests calculated pro rata temporis until the redemption date.

20. Business partners payable

Basically, it refers to the amount of credits acquired and that will mature from the establishments affiliated with Supplier Administradora de Cartões de Crédito S.A. in the amount of R$160,843, with maturities within 30 days.

21. Liabilities due to investment acquisition

These are payables due to investment acquisitions carried out by the Company and its subsidiaries, negotiated with payment in installments or guarantees given. These are recorded in current and noncurrent liabilities, as follows:

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	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Supplier	-	-	134,228	-
Consinco	-	-	49,260	-
Wealth System	-	-	2,994	-
RJ Participações	-	-	8,945	8,772
Datasul MG	4,778	4,695	4,778	4,695
Seventeen	3,089	3,039	3,088	3,039
RMS	-	-	1,909	1,930
Virtual Age	55	15,187	55	15,187
Neolog	-	7,187	-	7,187
Other	391	385	1,864	2,502
Total	**8,313**	**30,493**	**207,121**	**43,312**
Current liabilities	8,313	30,493	33,891	32,554
Noncurrent liabilities	-	-	173,230	10,758

The maturity of non-current liabilities as shown below:

Year	Consolidated
2022	115,684
2024	49,079
2026	8,467
Noncurrent liabilities	**173,230**

As of June 30,2020 and December 31, 2019, the liabilities for the acquisition of investments had guarantees in the form of marketable securities, which consisted of CDB operations in the following amounts:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Investment guarantees in current assets	8,225	23,217	10,260	25,278
Investment guarantees in noncurrent assets	-	-	1,347	1,987
Total	**8,225**	**23,217**	**11,607**	**27,265**

22. Provision for contingencies related to legal proceedings

In the ordinary course of their operations, the Company and its subsidiaries are parties to various legal proceedings relating to tax, social security, labor and civil matters. Provision for contingencies is set up by management, supported by its legal counsel and an analysis of judicial proceedings pending judgment, at an amount considered sufficient to cover probable losses, as shown below:

	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Tax	5,858	5,797	7,309	7,671
Labor	80,939	78,848	92,662	87,988
Civil	30,595	31,416	35,821	35,862
	117,392	**116,061**	**135,792**	**131,521**

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Changes in provisions for the six-month period ended June 30, 2020 are as follows:

	Parent Company			
	Tax	Labor	Civil	Total
Balances at December 31, 2019	**5,797**	**78,848**	**31,416**	**116,061**
(+) Additional provision	-	21,380	6,442	27,822
(+) Monetary restatement (reversal)	61	505	1,484	2,050
(-) Reversal of unused provision	-	(4,459)	(1,138)	(5,597)
(-) Write-off due to payment	-	(15,335)	(7,609)	(22,944)
Balances at June 30, 2020	**5,858**	**80,939**	**30,595**	**117,392**

	Consolidated			
	Tax	Labor	Civil	Total
Balances at December 31, 2019	**7,671**	**87,988**	**35,862**	**131,521**
(+) Additional provision	6	28,516	7,266	35,788
(+) Monetary restatement (reversal)	84	2,038	1,728	3,850
(-) Reversal of unused provision	(61)	(4,625)	(1,426)	(6,112)
(-) Write-off due to payment	(391)	(21,730)	(7,784)	(29,905)
(+) Acquisitions of subsidiary	-	475	51	526
(+) Exchange rate	-	-	124	124
Balances at June 30, 2020	**7,309**	**92,662**	**35,821**	**135,792**

Further information regarding other significant ongoing lawsuits is in Note 22 to the financial statements as of December 31, 2019.

Judicial deposits linked or not to the provision for contingencies, are stated below and are recorded under noncurrent assets:

	Parent Company		Consolidated	
Judicial deposits	**6/30/2020**	**12/31/2019**	**6/30/2020**	**12/31/2019**
Tax (i)	12,000	11,833	12,578	21,554
Labor	17,680	22,677	22,192	28,552
Civil	14,538	14,132	15,324	14,953
	44,218	**48,642**	**50,094**	**65,059**

(i) Two judicial deposits raised in favor of the Company in the amount of R$9,205 due to favorable res judicata decision of the lawsuit that discussed the exclusion of ICMS from the PIS and COFINS tax base.

23. Contingent liabilities

The Company and its subsidiaries are parties to other lawsuits which, based on the opinion of Company management and its legal advisors, are classified as possible losses and for which no provision has been recognized, as follows:

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Nature	Parent Company		Consolidated	
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Tax	101,768	109,268	137,597	137,180
Labor	102,599	77,458	117,365	90,509
Civil	155,169	255,345	174,170	271,647
	359,536	**442,071**	**429,132**	**499,336**

Civil suit for damages due to whistleblowing of an agency agreement, in addition to pain and suffering and material damages. The proceeding is its inicial phase, and during the expert review phase, the technicians together with our legal advisors revised the lawsuit calculations and concluded that the risk of possible loss at June 30, 2020 was R$ 1,948 (R$ 104,361 at 31 December 2019).

The breakdown of the other significant ongoing lawsuits at June 30, 2020 is in Note 22.2 to the financial statements for the year ended December 31, 2019.

24. Senior shares and mezzanine obligations - Consolidated

Financial liabilities amount to R$989,865 and fully comprise Supplier FIDC's senior shares and mezzanine obligations. The index used for the profitability of senior shares is CDI + 2.5%, for mezzanine I shares, it is CDI + 3%, and for mezzanine II shares, CDI + 4%.

In the two-month period consolidated at June 30, 2020, Supplier FIDC obtained a result of R$5,871, with the restatements of of subordinated shares showing a negative return of R$926.

25. Equity

a) Capital

As at June 30,2020 the Company's capital was composed of 577,913,181 registered common shares issued and fully paid, with no par value (192,637,727 as of December 31,2019), as follows:

	6/30/2020		12/31/2019	
Shareholders	**Shares**	**%**	**Shares**	**%**
LC EH Participações e Empreendimentos S/A	80,282,970	13.89%	26,760,990	13.89%
Constellation Investimentos e Participações	30,090,381	5.21%	6,988,422	3.63%
Itaú Unibanco S.A.	29,496,270	5.10%	9,713,045	5.04%
GIC Private Limited	29,262,196	5.06%	9,728,352	5.05%
Laércio José de Lucena Cosentino	6,376,005	1.10%	2,053,890	1.07%
CSHG Senta Pua Fia	144,000	0.02%	45,400	0.02%
Others	392,103,081	67.86%	135,395,509	70.29%
Outstanding shares	**567,754,903**	**98.24%**	**190,685,608**	**98.99%**
Treasury shares	10,158,278	1.76%	1,952,119	1.01%
Total in units	**577,913,181**	**100.00%**	**192,637,727**	**100.00%**

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On April 27, 2020, the Company's Extraordinary Shareholders Meeting approved the of the stock split of all the common shares issued by the Company at the ratio of one common share to three (1:3) of the same type without any change in capital. Consequently, the number of common shares into which the Company's capital is divided changed from 192,637,727 to 577,913,181 shares. For comparative purposes, the number of shares presented at 12/31/2019 must be multiplied by three.

b) *Capital reserves*

The balance of capital reserves at June 30, 2020 and December 31, 2019 was broken down as follows:

	6/30/2020	**12/31/2019**
Goodwill reserve (i)	795,538	795,538
Goodwill reserve for merger	14,330	14,330
Premium on acquisition of non-controlling interest	(24,323)	(25,518)
Debentures converted into shares	44,629	44,629
Stock option plan	48,971	47,000
	879,145	**875,979**

(i) The goodwill reserve amount of R$99,260 is composed of R$31,557 relating to payments made in 2005 and R$67,703 relating to corporate restructuring with Bematech. The increase in goodwill reserve of R$696,278 in 2019, refers to the amount of capital contribution allocated to the capital reserve of R$725,220, net of borrowing costs that amounted to R$28,942.

c) *Treasury shares*

As at June 30,2020, change in "Treasury Shares" were as follows:

	Number of shares (units)	**Value (in thousand)**	**Average price per share (in reais)**
Balance at December 31, 2019	1,952,119	**R$62,531**	**R$32,03**
Stock split - treasury shares	3,904,238	-	-
Opening balance adjusted by split	**5,856,357**	**R$62,531**	**R$10,68**
Purchase	5,100,900	R$94,734	R$18,57
Used	(798,979)	(R$8,659)	R$10,84
Balance at June 30,2020	**10,158,278**	**R$148,606**	**R$14,63**

On March 6, 2020, the Board of Directors approved the repurchase program for shares issued by the Company, up to the limit of 9,000,000 common shares, to face the Incentive and Retention Plan based on Company shares. The program is expected to end by September 9, 2020. So far, 5,100,900 common shares have been repurchased.

In the six-month period ended June 30, 2020, 798,979 treasury shares were used by the stock options and restricted share plans, which consumed R$8,659 from the capital reserve.

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26. Dividends and Interest on Equity

The Company's bylaws provide for mandatory minimum dividend of 25% of net income for the year, adjusted by the amount of the legal reserve set up, pursuant to the Brazilian Corporation Law.

On April 24, 2020, the General Shareholders' Meeting approved the distribution of dividends in the amount of R$24,817 relating to the net income for 2019 with payment made as of May 20, 2020.

The balance of dividends and interest on equity payable in the statement of financial position was R$870 as of June 30,2020 (R$44,579 as at December 31, 2019).

27. Share-based payment

The main events associated with the stock option plan are described in Note 25 to the Financial Statements for the year ended December 31, 2019.

There are two new share-based payment plan grants for the six-month period ended June 30, 2020, with the following assumptions:

		Fair value assumption			
Plans	**Date**	**Market value**	**Dividends**	**Term maturity**	**Fair value**
Regular	04/27/2020	17.00	1.2%	3 years	16.41
Partners	04/27/2020	17.00	1.2%	3 years	16.41

Changes in options and restricted shares for the year are shown below:

	June 30,2020			
	Stock options		Restricted shares	Total
	Average Price (in reais)		Amount (units)	
Opening balance	35.60	48,555	1,634,035	1,682,590
Split of restricted shares (i)	-	97,110	3,268,070	3,365,180
Adjusted opening balance	-	**145,665**	**4,902,105**	**5,047,770**
Transactions:				
Exercised	11.87	(145,665)	(898,994)	(1,044,659)
Granted	-	-	3,141,430	3,141,430
Cancelled	-	-	(40,734)	(40,734)
Closing balance	-	-	**7,103,807**	**7,103,807**

(i) The balance at the beginning of the year was multiplied by 3 to the better to reflect changes in shares in the period ended June 30, 2020, after the stotck split mentioned in note 25.

As of June 30, 2020, the number of exercisable options was completed.

The cumulative effect for the six-month period ended June 30, 2020 was R$15,729 (R$6,592 as of June 30, 2019), recorded as share-based payment expenses and includes the impact of withholding tax at market value on payroll for 2016 and 2017 grants.

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28. Segment information

The presentation of information by operating segment is consistent with the internal report provided to the Company´s main operational decision-makers.

As mentioned in note 4, the Company acquired control of Supplier Participações at April 30,2020, a operation B2B credit operation company, especially in the relationship between customers and suppliers. Supplier holds 4.5% of subordinated shares of Supplier FIDC. Therefore, in order to facilitate management of the performance of this new business, the Company will present the financial and operating results of TOTVS segregated between the following operating segments:

Technology segment: represented by the software operation. In this segment, there are the dimensions of management software, with ERP, HR and Vertical, Business Performance solutions, which started to be built with CRM, e-Commerce solutions, among others that will be added to the portfolio. In addition, there are Techfin solutions that do not involve the assumption of credit risk and/or the definition and/or application of credit policies, such as partnerships for payroll loans, TEF, Financial Dashboard, among others that will be added in the future.

Credit product segment - Supplier: includes Supplier's businesses that involve, besides the origination, the assumption of some degree of credit risk and/or the definition and/or application of credit policies, such as “Supplier Card”, “Antecipa” and the “Mais Prazo”. This segment also consolidates the results by the subordinated share of the FIDC (Cartão de Compra Suppliercard Fundo de Investimento em Direitos Creditórios), to which Supplier currently assigns the originated credits.

The table below presented the income statement for the period ended June 30, 2020 for these two operating segments:

Statement of profit or loss	Technology	Credit product segment - Supplier	Consolidated
Net Revenue	1,202,153	26,664	1,228,817
(-) Costs	(354,999)	(9,557)	(364,556)
Gross profit	**847,154**	**17,107**	**864,261**
(-) Operating expenses	(583,669)	(16,796)	(600,465)
(-) Depreciation and amortization	(91,044)	(402)	(91,446)
(-) Finance kincome (costs)	4,934	908	5,842
(-) Income and social contribution taxes	(57,086)	(169)	(57,255)
Net income (loss) for the period	**120,289**	**648**	**120,937**

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Likewise, the statement of financial position for each operating segment as of June 30,2020 is as follows:

ASSETS	Technology	Credit product segment - Supplier	Consolidated
CURRENT ASSETS	**1,620,940**	**1,214,479**	**2,835,419**
Cash and cash equivalents	1,111,030	152,897	1,263,927
Marketable securities	-	295,077	295,077
Trade accounts receivable	402,117	758,579	1,160,696
Other current assets	107,793	7,926	115,719
NONCURRENT ASSETS	**2,308,314**	**17,217**	**2,325,531**
Other assets	334,704	12,643	347,347
Property, plant and equipment	383,326	3,903	387,229
Intangible assets	1,590,284	671	1,590,955
TOTAL ASSETS	**3,929,254**	**1,231,696**	**5,160,950**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES	**938,345**	**1,179,211**	**2,117,556**
Loans and financing	46,637	11,757	58,394
Debentures	403,787	-	403,787
Business partners payable	-	160,843	160,843
Senior shares and mezzanine (i)	-	989,865	989,865
Other current liabilities	487,921	16,746	504,667
NONCURRENT LIABILITIES	**525,613**	**370**	**525,983**
Loans and financing	189,711	28	189,739
Provision for contingencies related to legal proceedings	135,450	342	135,792
Other noncurrent liabilities	200,452	-	200,452
EQUITY (ii)	2,465,296	52,115	2,517,411
LIABILITIES AND EQUITY	**3,929,254**	**1,231,696**	**5,160,950**

(i) Senior and mezzanines I and II shares of Supplier FIDC.
(ii) Represents the value of net assets and liabilities for each operating segment.

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29. Earnings per share

The tables below show earnings and share data used to calculate the basic and diluted earnings per share:

	6/30/2020	6/30/2019
Profit or loss for the period		
Continuing operations	120,937	101,212
Discontinued operations	(1,436)	(32,094)
Net income attributable to the controlling common Company's shareholders	**119,501**	**69,118**
Denominator (in thousands of shares)		
Weighted average number of common shares outstanding (i)	568,969	512,202
Basic earnings per share – in reais	**0.2100**	**0.1349**

	6/30/2020	6/30/2019
Profit or loss for the period		
Continuing operations	120,937	101,212
Discontinued operations	(1,436)	(32,094)
Net income attributable to the Company's controlling common shareholders	**119,501**	**69,118**
Denominator (in thousands of shares)		
Weighted average number of common shares outstanding	568,969	512,202
Weighted average number of stock options/restricted shares	6,222	4,326
Weighted average number of common shares adjusted according to dilution effect (i)	575,191	516,528
Diluted earnings per share – in reais	**0.2078**	**0.1338**

(i) Weighted average number of common shares outstanding in 2019 was multiplied by 3 for better comparability with 2020, after the stock split mentioned in note 25.

There were no other transactions involving common shares or potential common shares between the date of the statement of financial position and the date when these interim financial statements were concluded.

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30. Gross sales revenue

The gross revenue and the deductions used for the calculation of net revenue presented in the Company´s statement of profit and loss as at June 30,2020 and 2019 were as follows:

	Parent Company		Consolidated	
Gross revenue	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Software	**978,694**	**917,441**	**1,392,647**	**1,282,900**
License fees	94,157	97,588	119,364	122,120
Recurring software	782,591	702,897	1,082,831	958,666
Nonrecurring services	101,946	116,956	162,461	202,114
Credit Product - Supplier	-	-	27,991	-
Deductions	**(119,074)**	**(112,619)**	**(163,830)**	**(155,311)**
Sales canceled	(9,309)	(8,471)	(13,968)	(13,339)
Sales tax	(109,765)	(104,148)	(149,862)	(141,972)
Net revenues	**859,620**	**804,822**	**1,228,817**	**1,127,589**

31. Costs and expenses by nature

The Company presents below the information on operating expenses and costs by nature for the periods ended June 30, 2020 and 2019.

	Parent Company		Consolidated	
Nature	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Salaries, benefits and payroll charges	355,385	346,523	519,102	490,541
Outsourced services and other inputs	201,270	199,226	266,761	257,479
Commissions	83,751	80,153	92,721	86,674
Depreciation and amortization	61,825	59,362	91,446	74,149
Provision for contingencies	22,225	22,710	29,676	24,426
Allowance for expected credit loss	16,476	11,965	29,990	17,846
Other	15,353	12,088	26,771	19,581
Total	**756,285**	**732,027**	**1,056,467**	**970,696**

32. Finance income and costs

Finance income and costs incurred for the periods ended June 30,2020 and 2019 were as follows:

	Parent Company		Consolidated	
	6/30/2020	6/30/2019	6/30/2020	6/30/2019
Finance income				
Short-term investment yield	17,600	14,513	23,766	19,449
Interest received	2,033	2,425	2,475	2,841
Inflation adjustment gains	1,098	2,203	1,403	3,291
Adjustment to present value	647	409	740	461
Foreign exchang gains	49	579	4,935	651
Other finance income (i)	(965)	(858)	(1,162)	(1,083)
	20,462	**19,271**	**32,157**	**25,610**

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Finance costs				
Interest incurred	(14,795)	(24,150)	(15,440)	(26,016)
Inflation adjustment losses	(2,490)	(5,797)	(4,614)	(7,569)
Bank expenses	(2,157)	(2,691)	(2,621)	(3,534)
Adjustment to present value of liabilities	(224)	(323)	(240)	(458)
Foreign exchang losses	(7)	(802)	(2,462)	(1,043)
Other finance costs (ii)	(222)	(4)	(938)	(871)
	(19,895)	**(33,767)**	**(26,315)**	**(39,491)**
Net finance income (costs)	**567**	**(14,496)**	**5,842**	**(13,881)**

(i) Includes the amounts of PIS e COFINS on finance income.
(ii) Includes inflation adjustments of Argentine subsidiaries

33. Private pension plan – defined contribution

The Company offers the TOTVS Private Pension Plan, currently managed by Bradesco Seguros, which receives contributions from the employees and the Company, as described in the Program Membership Agreement. The three types of contribution are:

- Basic Contribution – corresponds to 2% of the employee's salary; in case of executive officers, the contribution ranges from 2% to 5%.

- Voluntary Contribution – made exclusively by employees, with no matching contribution by the Company.

- Company Contribution – corresponds to 100% of the basic contribution. The Company is allowed to make extraordinary contributions, at the amounts and frequency it chooses.

34. Insurance coverage

Based on the opinions of their advisors, the Company and its subsidiaries, maintain insurance coverage at amounts deemed sufficient to cover risks on their own and leased assets, and civil liability risks, Insured assets include owned and leased vehicles, and the buildings where the Company and its subsidiaries operate.

* * *

Page 54 of 54

Katrina Participações S.A.

Financial statements

as of July 31, 2020

EY
Building a better
working world

INDEPENDENT AUDITOR´S REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders, Directors and Officers of
Katrina Participações S.A.
São Paulo, SP

Opinion

We have examined the financial statements of Katrina Participações S.A. ("Company"), which comprise the balance sheet as of June 31, 2020 and the respective statements of changes in the shareholders´ equity and cash flow for the period from July 20 to July 31 2020, as well as the corresponding explanatory notes, including the summary of the main financial policies.

In our opinion, the above referred financial statements fairly present, in all material aspects, the Company's equity and financial position as of July 31, 2020, the performance of its operations and its cash flow for the period from July 20 to July 31, 2020, in accordance with the accounting practices adopted in Brazil.

Basis for our opinion

Our audit was carried out in accordance with Brazilian and international auditing standards. Our responsibilities, in accordance with such standards, are described in the section below, entitled "Auditor's responsibilities for auditing the financial statements". We are independent in relation to the Company, in accordance with the relevant ethical principles set out in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we comply with other ethical responsibilities in accordance with the mentioned standards. We believe that the audit evidence obtained is sufficient and appropriate to support our opinion.

Emphasis - Basis for preparation and presentation of the financial statements and restriction on distribution or use

We draw attention to note 1 to the financial statements, which describes its basis for preparation. The financial statements were prepared to aid the company in the business combination between TOTVS S.A. and Linx S.A., in compliance with CVM Instruction 565, of June 15, 2015, issued by the Brazilian Securities and Exchange Commission. Consequently, the financial statements may not be useful for other purposes. Our report is solely intended for use and information of the Company's management and should not be distributed or used by other parties than for the purposes of complying with CVM Instruction 565. Our opinion is not modified in relation to this matter.

Management and governance responsibilities for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the financial practices adopted in Brazil and the internal controls that management determined to be necessary to allow the preparation of the financial statements free from material misstatement, regardless of whether caused by fraud or error.

3

EY
Building a better
working world.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue operating, disclosing, where applicable, matters related to its operational continuity and the use of this accounting basis in the preparation of the financial statements, unless management intends to liquidate the Company or cease its operations, or has no realistic alternative to avoid the closure of operations.

Those responsible for the governance of the Company are those responsible for supervising the process of preparing the financial statements.

Auditor's responsibilities for auditing the financial statements

Our objectives are to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an audit report containing our opinion. Reasonable security is a high level of security, but not a guarantee that the audit carried out in accordance with Brazilian and international auditing standards will always detect any relevant existing misstatements. Misstatements can be due to fraud or error and are considered relevant when, individually, or as a whole, they can influence, within a reasonable perspective, the economic decisions made by users based on these financial statements.

As part of the audit carried out in accordance with Brazilian and international auditing standards, we have exercised professional discretion and maintained professional skepticism throughout the audit. In addition:

- We identified and assessed the risks of material misstatement in the financial statements, regardless of whether they are caused by fraud or error, we planned and performed audit procedures in response to such risks, as well as obtained sufficient and appropriate audit evidence to substantiate our opinion. The risk of not detecting relevant misstatement resulting from fraud is greater than that arising from error, since fraud may involve the act of circumventing internal controls, collusion, forgery, omission or intentional misrepresentation.

- We obtained an understanding of the internal controls relevant to the audit in order to plan audit procedures that are appropriate to the circumstances, but rather than for the purpose of expressing an opinion on the effectiveness of the Company's internal controls.

- We assessed the adequacy of the financial policies used and the reasonableness of the financial estimates and respective disclosures made by management.

- We concluded on the appropriateness of the use, by management, of the operational continuity accounting basis and, based on the audit evidence obtained, whether there is material uncertainty in relation to events or conditions that may raise material doubt regarding the Company's operational continuity ability. If we conclude that there is material uncertainty, we must draw attention in our audit report to the respective disclosures in the financial statements or include changes in our opinion, if the disclosures are inappropriate. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may lead the Company to no longer remain in business continuity.

4

- We have assessed the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the corresponding transactions and events in a manner consistent with the purpose of fair presentation.

We have communicated with those in charge for governance regarding, among other aspects, the scope and timing of the planned audit work and material audit findings, including significant deficiencies in internal controls that may have been identified during our work.

São Paulo, October 19, 2020

ERNST & YOUNG
Auditores Independentes S.S.
CRC- 2SP034519/0-6

Luiz Carlos Marques
Accountant CRC-ISP147693/0-5

5

KATRINA PARTICIPAÇÕES S.A.
Balance Sheets as of July 31, 2020
(Amounts stated in Brazilian Real)

Assets		Liabilities and shareholders' equity	
Non-current	**100**	**Shareholders' equity**	**100**
Cash and Cash Equivalents	100	Capital stock	100
Total assets	**100**	**Total liabilities and shareholders' equity**	**100**

The Management's notes are an integral part of these financial statements.

KATRINA PARTICIPAÇÕES S.A.
Statement of changes in shareholders' equity
(Amounts stated in Brazilian Real)

	Note	Capital stock	Shareholders' Equity
On July 20, 2020		-	-
Payment of the capital stock	4	100	100
As of July 31 , 2020		**100**	**100**

The Management's notes are an integral part of these financial statements.

KATRINA PARTICIPAÇÕES S.A.

Cash Flow Statement

(Amounts stated in Brazilian Real)

	Period from July 20 to July 31, 2020
Cash Flow from Operating Activities	
Net Income before income tax and social contribution	-
Net cash generated in financing activities	100
Paid-in capital stock	,
Increase (decrease) in cash and cash equivalents	**100**
Cash and cash equivalents in the beginning of the period	-
Cash and cash equivalents at the end of period	100

The Management's notes are an integral part of these financial statements.

KATRINA PARTICIPAÇÕES S.A.
Notes to the financial statements as of July 31, 2020
(Stated in Brazilian Real, except where otherwise specified)

1. Operations

1.1. General information

Katrina Participações S.A. is a privately-held corporation, headquartered at Av. Braz Leme, nº 1000, block B, 3rd floor, in the city of Sao Paulo, state of Sao Paulo (Brazil), which was incorporated on July 20, 2020. The Company's corporate purpose is to hold interests in other companies, whether of civil and business nature, as partner or shareholder, in Brazil or abroad.

The Company is an integral part of TOTVS S.A. group ("TOTVS"). The Company has had no operations since the date of its incorporation, i.e., from July 20, 2020 to July 31, 2020.

On October 14, 2020 the Management gave the consent for these financial statements to be issued.

1.2. Business perspectives

Such business combination provides for the corporate restructuring in four steps: (i) capital increase in Katrina by TOTVS in the amount of R$ 1.125 billion, (ii) immediately thereafter, Linx's shares will be acquired by Katrina for its economic value, resulting in the issuance by Katrina of 717,714,948 common shares and 179,428,737 redeemable preferred shares in favor of Linx's shareholders, and for each common share issued by Linx 4 (four) common shares and 1 (one) redeemable preferred share will be delivered; and (iii) redemption of preferred shares for R$ 6.20 of Katrina in cash; and (iv) acquisition of Katrina by TOTVS.

Immediately after the step referred to in section (iv) hereinabove, Katrina will be acquired by TOTVS, with its consequent extinction and the delivery to Linx's shareholders the new TOTVS's shares, which will replace their common shares that had been issued by Katrina; accordingly, Linx's shareholders will then become shareholders of TOTVS.

2. Summary of the main accounting practices

a) Statement of compliance and basis of preparation

The accounting practices adopted in Brazil include those set forth in the Brazilian corporate law and also in the technical opinions and technical guidelines and interpretations issued by the Brazilian Committee of Accounting Standards - CPC. All relevant information specific to these financial statements, and only them, are being highlighted herein, and such information correspond to those used by the Management to manage the Company.

The Company's management is responsible for preparing and presenting the financial statements in compliance with the accounting practices adopted in Brazil through the so-called Brazilian Committee of Accounting Standards ("CPC" - "*Comitê de Pronunciamentos Contábeis*") and its technical interpretations ("ICPC") and guidelines ("OCPC"), approved by the Brazilian Securities and Exchange Commission ("CVM").

As mentioned above, the Company was incorporated on July 20, 2020, so there is no period for comparability in these financial statements, the period of which refers to the range from July 20 to July 31, 2020. The cash flow statements were prepared according to the standards of CPC 03 (R2), by using the indirect method.

b) Functional currency and currency of these financial statements

The items contained in the financial statements are measured using the currency of the main economic environment in which the company operates (the "functional currency"). The Company's functional currency is the Real, the Brazilian legal currency. The financial statements are stated in R$ (Brazilian Real), which is currency used by the Company to present its financial statements.

c) Financial instruments

All financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of each corresponding instrument.

The Company recognizes its assets at fair value upon initial recognition, and subsequently it measures them at amortized cost, at fair value through other comprehensive income or fair value through profit or loss based on the business model for managing its assets and according to the characteristics of contractual cash flow of the financial assets. As of July 31, 2020, the only financial asset is cash and cash equivalents, which was categorized as amortized cost.

d) Cash and cash equivalents

Cash and cash equivalents are maintained for the purpose of meeting cash commitments, banks and financial investments the original maturity of which is less than 90 days from the date of contracting, which are subject to an insignificant risk of change in their value, and which are recorded at cost, plus income earned as of the balance sheet dates, which do not exceed their market value or realization.

e) Capital Stock

Common shares are categorized as stockholders' equity. Additional costs directly attributable to the issue of shares and share options are shown in shareholders' equity as a deduction from the amount raised, net of taxes.

3. Cash and cash equivalents

Cash position and cash equivalent on July 31, 2020:

	July 31, 2020
Cash available	100
	100

4. Shareholders' equity

On July 31, 2020 the Company's shareholders subscribed 100 registered common shares, with no par value, in the total amount of R$ 100.00.

Executive Officers

Gilsomar Maia Sebastião
Chief Executive Officer (CEO)

Carlos Alberto Vieira
Accountant. CRC 1SP206556/O-0

Appendix I.10

Pro forma Financial Statements

TOTVS S.A.
Balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Katrina (i)	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Ativo circulante						
Caixa e equivalentes de caixa	1.264	43	-	-		1.307
Aplicações financeiras	295	572	-	-		867
Contas a receber	1.160	322	-	-		1.482
Outros créditos	116	74	-	-		190
Ativo circulante total	**2.835**	**1.011**	-	-		**3.846**
Ativo não circulante						
Imobilizado	169	105	-	-		274
Direito de uso	218	110	-	-		328
Intangível	502	282	-	1.350	(a)	2.134
Ágio	1.089	915	-	3.445	(b)	5.449
Outros créditos	348	61	-	-		409
Ativo não circulante total	**2.326**	**1.473**	-	**4.795**		**8.594**
Total do ativo	**5.161**	**2.484**	-	**4.795**		**12.440**
Passivo circulante						
Debêntures	404	-	-	-		404
Obrigações de cotas sênior e mezanino	990	-	-	-		990
Outros passivos	724	440	-	30	(c)	1.194
Passivo circulante total	**2.118**	**440**	-	**30**		**2.588**
Passivo não circulante						
Empréstimos, financiamentos e arrendamentos a pagar	190	215	-	-		405
Debêntures	-	-	-	1.112	(d)	1.112
Provisão para contingências	136	20	-	-		156
Tributos diferidos	-	83	-	459	(e)	542
Outros passivos	200	46	-	-		246
Passivo não circulante total	**526**	**364**	-	**1.571**		**2.461**
Patrimônio líquido	2.517	1.680	-	3.194	(f)	7.391
Total do passivo e do patrimônio líquido	**5.161**	**2.484**	-	**4.795**		**12.440**

(i) Os saldos da Katrina Participações S.A. são inferiores a R$1 milhão de reais.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

1

TOTVS S.A.

Demonstração do resultado condensado não auditado *pro forma* para o período de seis meses findo em 30 de junho de 2020

(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	1.229	422	-		1.651
Custos dos serviços prestados	(365)	(139)	-		(504)
Lucro bruto	**864**	**283**	-		**1.147**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(212)	(76)	-		(288)
Despesas comerciais e marketing	(251)	(55)	-		(306)
Despesas gerais e administrativas	(230)	(134)	(33)	(a)	(397)
Outras receitas (despesas)	1	(7)	-		(6)
	(692)	**(272)**	**(33)**		**(997)**
Lucro operacional antes do resultado financeiro	**172**	**11**	**(33)**		**150**
Resultado financeiro	**6**	**(13)**	**(22)**	(d)	**(29)**
Lucro antes do imposto de renda e contribuição social	**178**	**(2)**	**(55)**		**121**
Imposto de renda e contribuição social	(57)	(4)	19	(g)	(42)
Lucro (prejuízo) líquido do período das operações continuadas	**121**	**(6)**	**(36)**		**79**
Atribuível a					
Controladores	121	(6)	(36)		79
Não controladores	-	-	-		-
Lucro por ação					
Lucro básico por ação - em Reais	0,2100				0,1056
Lucro diluído por ação - em Reais	0,2078				0,1047
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	568.969		179.429	2.1	748.398
Diluído	575.191		179.429	2.1	754.620

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

2

TOTVS S.A.
Demonstração do resultado condensado não auditado *pro forma* para o exercício findo em 31 de dezembro de 2019
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	2.282	788	-		3.070
Custos dos serviços prestados	(744)	(272)	-		(1.016)
Lucro bruto	**1.538**	**516**	-		**2.054**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(398)	(93)	-		(491)
Despesas comerciais e marketing	(664)	(145)	-		(809)
Despesas gerais e administrativas	(175)	(220)	(65)	(a)	(460)
Outras receitas (despesas)	24	23	-		47
	(1.213)	(435)	(65)		(1.713)
Lucro operacional antes do resultado financeiro	**325**	**81**	**(65)**		**341**
Resultado financeiro	**(1)**	**(17)**	**(44)**	(d)	**(62)**
Lucro antes do imposto de renda e contribuição social	**324**	**64**	**(109)**		**279**
Imposto de renda e contribuição social	(70)	(25)	37	(g)	(58)
Lucro (prejuízo) líquido do exercício das operações continuadas	**254**	**39**	**(72)**		**221**
Atribuível a					
Controladores	253	39	(72)		220
Não controladores	1	-	-		1
Lucro por ação					
Lucro básico por ação - em Reais	0,3868				0,3048
Lucro diluído por ação - em Reais	0,3835				0,3028
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	542.358		179.429	2.1	721.787
Diluído (i)	547.125		179.429	2.1	726.554

(i) Média ponderada de número de ações ordinárias em circulação de 2019 foram multiplicadas por 3 para melhor conforme desdobramento das ações ocorrido em 27 de abril de 2020.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

3

NOTAS EXPLICATIVAS ÀS INFORMAÇÕES FINANCEIRAS CONDENSADAS NÃO AUDITADAS *PRO FORMA*
(Em milhões de reais, exceto quando indicado de outra forma)

1. DESCRIÇÃO DA TRANSAÇÃO E BASE DE APRESENTAÇÃO ÀS INFORMAÇÕES FINANCEIRAS CONDENSADAS NÃO AUDITADAS *PRO FORMA*

a) Descrição da transação

Em 14 de agosto de 2020 ("Data da Proposta"), a TOTVS S.A. ("TOTVS") apresentou uma proposta de combinação de negócios aos acionistas da Linx S.A. ("Linx") de forma igualitária e equânime, que se materializada, tornará a Linx uma subsidiária integral da TOTVS por meio de uma incorporação de ações (*"Transação"*), de acordo com a legislação brasileira vigente.

Como parte da Transação:

- A TOTVS contribuirá com capital em dinheiro, no montante de R$1.125.000.000,00 (um bilhão, cento e vinte e cinco milhões de reais), para uma subsidiária integral, Katrina Participações S.A. ("Holding"), mediante a emissão de 163.500.000 novas ações ordinárias, nominativas e sem valor nominal;

- Em seguida; uma ação ordinária da Linx será trocada por 4 (quatro) ações ordinárias e 1 (uma) ação preferencial resgatável de emissão da Holding, que emitirá 717.714.948 ações ordinárias e 179.428.737 ações preferenciais resgatáveis (assumindo que não haverá mais emissão de ações da Linx ou TOTVS até data da conclusão da Transação). Como resultado dessa troca de ações, a Linx se tornará uma subsidiária integral da Holding criada para este fim;

- Imediatamente após a emissão de ações ordinárias e preferenciais resgatáveis, todas as ações preferenciais resgatáveis emitidas pela Holding serão resgatadas por R$6,20 para cada ação em dinheiro (o qual poderá ser ajustado antes da Data de Fechamento conforme descrito abaixo). Uma vez resgatadas, as ações preferenciais da Holding serão canceladas contra a reserva de capital;

- Na mesma data, como ato subsequente e interdependente do resgate, ocorrerá a incorporação da Holding pela TOTVS, pelo valor patrimonial contábil da Holding (já considerados os efeitos do aumento de capital da Holding, da incorporação das ações da Linx e do resgate), com a consequente extinção da Holding e sucessão, pela TOTVS, de todos os seus bens, direitos e obrigações, com a consequente migração dos Acionistas da Linx para o quadro acionário da TOTVS;

- Como resultado da incorporação da Holding, serão emitidas, em favor dos acionistas da Linx (naquele momento já acionistas da Holding), 179.428.737 novas ações ordinárias de emissão da TOTVS, todas nominativas e sem valor nominal, em substituição às 717.714.948 ações ordinárias de titularidade da Holding.

Todas as etapas anteriores ocorrerão simultaneamente e serão condicionadas à eficácia de cada uma das outras etapas. A Transação resultará na obtenção de controle integral da Linx pela TOTVS; mediante (i) a emissão, na Data da Transação, de 179.428.737 ações da TOTVS a serem entregues aos atuais acionistas da Linx, em troca das ações ordinária da Linx, e (ii) ao pagamento à vista de R$6,20 para cada ação preferencial da Holding. Caso a Transação seja postergada por um período superior a seis meses da Data da Proposta o valor de R$6,20 por ação preferencial da Holding passará a ser atualizado pela taxa do Certificado de Depósito Interbancário ("CDI"). Entretanto, como transações dessa natureza estão sujeitas à aprovação do Conselho Administrativo de Defesa Econômica ("CADE"), caso a transação não seja materializada, a TOTVS pagará a Linx, a título de multa, o valor de R$100 milhões, respeitando assim os limites legais do direito brasileiro para a imposição de cláusulas penais dessa natureza, inclusive quanto à soberania da assembleia geral dos acionistas da Linx no exame de qualquer proposta de deliberação dependente da mesma assembleia.

A contraprestação em dinheiro a ser paga aos atuais acionistas da Linx e demais gastos de reestruturação relacionados à Transação da Linx serão financiados através de recursos do financiamento a serem obtidos pela TOTVS. Este desembolso está condicionado, entre outras condições habituais, à conclusão da Transação. A TOTVS assumirá compromissos com certas instituições financeiras para fornecer linhas de financiamento em um montante agregado de até R$1,5 bilhões.

4

Os detentores das Ações Depositárias Americanas ("ADS") da Linx terão o direito de receber, em troca de cada ADS: (i) 179.428.737 ADSs da TOTVS (representando 179.428.737 ações da TOTVS), a ser entregue assim que possível após a Data da Transação e (ii) pagamento em dinheiro de R$6,20 para cada ação, atualizado pelo CDI, a partir do sexto mês, contado da proposta de Transação apresentada pela TOTVS aos acionistas da Linx.

Com a conclusão da Transação, a TOTVS tomará as ações necessárias para (i) arquivar uma declaração de registro na *U.S Securities and Exchange Commision* ("SEC") e (ii) listar as ADSs da TOTVS na *New York Stock Exchange* ("NYSE").

Após a conclusão da Transação, as ações e as ADSs da Linx deixarão de ser negociadas no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão ("B3") e na NYSE, respectivamente.

b) Base de elaboração das informações financeiras condensadas não auditadas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram preparadas e são apresentadas conforme a Orientação Técnica OCPC 06 – "Apresentação de Informações Financeiras *Pro Forma*" emitida pelo Comitê de Pronunciamentos Contábeis ("CPC"), aprovada pela CVM. O balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020 baseia-se nos balanços patrimoniais consolidados históricos da TOTVS e da Linx, e dá efeito em uma base *pro forma* para a Transação, como se essa tivesse sido consumada em 30 de junho de 2020. As demonstrações do resultado condensadas *pro forma* não auditadas para o período de seis meses findo em 30 de junho de 2020 e para o exercício fiscal findo em 31 de dezembro de 2019 baseiam-se nas demonstrações do resultado históricas consolidadas da TOTVS e da Linx, dando efeito à Transação, como se essa tivesse ocorrido em 1º de janeiro de 2019.

As informações financeiras condensadas não auditadas *pro forma* se baseiam nas:

- Demonstrações financeiras intermediárias consolidadas da TOTVS para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo *International Accounting Standards Board* ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da TOTVS para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião;

- Demonstrações financeiras intermediárias consolidadas da Linx para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo International Accounting Standards Board ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da Linx para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião.

As informações financeiras condensadas não auditadas *pro forma* devem ser lidas em conjunto com as demonstrações financeiras históricas e as notas explicativas relacionadas nela contidas. Os ajustes *pro*

5

forma baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas, sendo que os resultados reais podem diferir dos ajustes *pro forma*. Entretanto, a Administração acredita que essas estimativas e premissas fornecem uma base razoável para apresentar os efeitos significativos das transações contempladas e que os ajustes *pro forma* são factualmente suportáveis e dão efeito adequado a essas estimativas e premissas.

As informações financeiras condensadas não auditadas *pro forma* refletem a Transação utilizando o método de aquisição estabelecido pelo CPC15(R1)/IFRS 3 - Combinações de Negócios ("CPC15(R1)/IFRS 3"), onde a TOTVS é tratada como a Adquirente. O CPC15(R1)/IFRS 3, exige, entre outras coisas, que os ativos adquiridos e passivos assumidos sejam reconhecidos aos seus valores justos na data de aquisição. Mensuração ao valor justo, pode ser altamente subjetivo, e é possível que outros profissionais, aplicando julgamento razoável aos mesmos fatos e circunstâncias, possam desenvolver resultados diferentes. Além disso, a contraprestação transferida deve ser mensurada na data de aquisição pelo preço de mercado e este requerimento particular resultará em uma contraprestação transferida diferente dos montantes assumidos nas informações financeiras condensadas *pro forma* não auditadas. A contabilização da aquisição é dependente de análises e estudos da mensuração dos valores justos (*valuation*) que estão em andamento e serão finalizados na data da Transação. Os resultados desses estudos dependem de informações do mercado e condições que ocorrerão nessa data. Dessa forma, os ajustes *pro forma* são preliminares e foram preparados com o exclusivo propósito de apresentar informações financeiras condensadas não auditadas *pro forma*. Divergências entre as estimativas preliminares e a contabilização final da aquisição podem ocorrer e essas divergências podem gerar impactos materiais nas informações financeiras condensadas não auditadas *pro forma* e nos resultados das operações ou da posição financeira consolidada em períodos futuros.

As informações financeiras condensadas não auditadas *pro forma* foram apresentadas apenas para fins ilustrativos. As informações financeiras condensadas não auditadas *pro forma* não pretendem representar o que os resultados reais consolidados das operações ou a posição financeira consolidada da TOTVS teriam sido se a Transação proposta tivesse ocorrido nas datas assumidas, e, consequentemente, não são necessariamente indicativos dos resultados das operações em períodos futuros ou da posição financeira consolidada.

A TOTVS e a Linx ainda não finalizaram os planos formais para a combinação das operações das duas entidades. Consequentemente, passivos adicionais podem ser incorridos em conexão com a Transação e com qualquer reestruturação societária definitiva. Estes passivos e custos adicionais não foram contemplados neste documento porque as informações necessárias para estimar razoavelmente estes custos e para elaborar planos de reestruturação detalhados não estão disponíveis. Estes custos serão reconhecidos quando incorridos em períodos futuros.

As informações financeiras condensadas *pro forma* não auditadas não refletem nenhuma otimização de custos, sinergias operacionais ou crescimento da receita, que a TOTVS possa experimentar com o resultado da Transação. Adicionalmente não refletem os custos para integrar as operações da TOTVS e Linx ou os custos necessários para atingir essas otimizações de custo e sinergias operacionais, como fornecimento, desenvolvimento e eficiência da estrutura administrativa e crescimento de receita.

2. Ajustes e premissas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram elaboradas e apresentadas com base nas demonstrações financeiras consolidadas históricas da TOTVS e da Linx, e os ajustes *pro forma* foram determinados com base em premissas e nas melhores estimativas da Administração da TOTVS e incluem os seguintes ajustes:

6

2.1. Contraprestação estimada a ser transferida

Está apresentado abaixo uma estimativa preliminar da contraprestação a ser transferida pela TOTVS a Linx:

	Ações em circulação da Linx	Plano de opções de compra de ações e ações restritas da Linx (***)	**Total**
Número de ações ordinárias da Linx em 30 de junho de 2020, o qual será trocada por uma ação ordinária da TOTVS	175.282.969	4.145.768	**179.428.737**
Multiplicado pelo valor de mercado das ações da TOTVS em 28 de setembro de 2020 (*) (em R$)................	R$27,33	R$27,33	**R$27,33**
Contraprestação da emissão de ações estimada a ser transferida (Em milhões de reais)................	4.790	113	**4.904**
Contraprestação em caixa estimada (**) (Em milhões de reais)................	1.087	26	**1.112**
Valor justo da contraprestação estimada a ser transferida (Em milhões de reais)..............	5.877	139	**6.016**

(*) Representa o preço de mercado das ações da TOTVS em 28 de setembro de 2020. Utilizando como premissa a cotação da ação da TOTVS entre a Data da Proposta e a data do presente documento, que é um intervalo de possíveis resultados baseado no percentual de aumentos e baixas foi determinado que este é razoável à luz da volatilidade do mercado, baseado nas flutuações diárias e nos desvios padrões associados, tendo em vista que as cotações das ações da TOTVS anteriores a Data da Proposta valorizaram em função de outros eventos não relacionados à Transação. Com base nessa volatilidade, uma variação de 1% para 39% no preço de mercado mudaria a contraprestação transferida estimada em R$49 milhões a R$1.912 milhões.

(**) A contraprestação em dinheiro representa o valor estimado a ser pago aos detentores das Ações Preferenciais da Holding por R$6,20 para cada ação, que poderá ser atualizado pelo CDI, a partir do sexto mês contado da data em que foi apresentada a proposta de Transação pela TOTVS aos acionistas da Linx até a data do fechamento da transação, assumindo a premissa de que os acionistas da Linx não irão exercer seu direito de recusar a proposta da TOTVS.

(***) Considera 4.145.768 ações referente ao *vesting* antecipado dos planos de opções de compra de ações e de ações restritas da Linx, assumindo a premissa de que as mesmas serão convertidas/emitidas em ações da Linx no momento da transação.

2.2. Valor justo estimado dos ativos adquiridos e passivos a serem assumidos

A TOTVS realizou uma análise preliminar de avaliação do valor justo dos ativos da Linx a serem adquiridos e passivos a serem assumidos, baseado em informações disponíveis a data destas informações financeiras condensadas *pro forma* não auditadas. Utilizando a contraprestação total para a Transação, a TOTVS estimou a alocação do preço de compra. A tabela a seguir resume a alocação do preço de compra preliminar como se a Data da Transação tivesse ocorrido em 30 de junho de 2020 (em milhões de reais):

	Em milhões de R$	
Valor justo estimado da contraprestação total a ser transferida (Nota 2.1.).............	**6.016**	
(-) Valor justo dos ativos a serem adquiridos		
Caixa e equivalentes de caixa………………………………………………………..	43	
Contas a receber……………………………………………………………………	322	
Outros ativos circulantes……………………………………………………………	646	
Imobilizado…………………………………………………………………………	105	
Direito de uso………………………………………………………………………	110	
Outros ativos não circulantes………………………………………………………	61	
Intangível…………………………………………………………………………..	1.632	
(+) Valor justo dos passivos a serem assumidos		
Outros passivos circulantes…………………………………………………………	275	
Provisão para contingências………………………………………………………..	20	(*)

7

Empréstimos e financiamentos………………………………………………………..	202
Arrendamentos a pagar……………………………………………………………….	109
Tributos diferidos………………………………………………………………………..	459
Contas a pagar por aquisição de controladas……………..	106
Outros passivos não circulantes..	92
Ágio total *pro forma*	**4.360**

(*) Em relação aos passivos contingentes assumidos, o valor demostrado no quadro corresponde ao valor histórico das contingências registradas, uma vez que a avaliação é preliminar. A TOTVS não reconheceu passivo contingente como previsto no IFRS 3, tendo em vista as informações disponíveis. A TOTVS aplicará a normativa contábil do IFRS 3 (parágrafo 23) no qual um passivo contingente é reconhecido na data da aquisição da transação desde que: (i) represente uma obrigação presente oriunda de eventos passados e (ii) possa ser mensurado de forma confiável, quando a Transação for consumada.

Esta alocação do preço de compra preliminar foi utilizada para preparar os ajustes *pro forma* nas informações financeiras condensadas não auditadas *pro forma*. A alocação do preço de compra final será determinada quando a TOTVS tiver concluído as avaliações detalhadas e os cálculos necessários na data de fechamento da transação. A alocação final pode diferir materialmente da alocação preliminar utilizada nos ajustes *pro forma*. A alocação final pode incluir (1) mudanças no valor da contraprestação a ser transferida, (2) mudanças nos valores justos dos ativos intangíveis, como marca, software e relacionamento com clientes, bem como o residual do ágio, e (3) outras alterações nos valores justos dos ativos e passivos.

Os ajustes *pro forma* baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas e, portanto, os efeitos reais dessas transações podem divergir dos ajustes *pro forma*. Incluímos apenas ajustes materiais que sejam diretamente atribuíveis à proposta da Transação, devidamente suportados e que se espera que impactem continuamente os resultados consolidados que foram incluídos nas informações financeiras condensadas não auditadas *pro forma*.

2.3. Ajustes *pro forma*

Uma descrição geral dos ajustes *pro forma* está apresentada abaixo:

a) Intangível

O ajuste a valor justo dos ativos intangíveis é composto pelo seguinte:

					Despesa com amortização estimada *pro forma* utilizando o método linear	
	Natureza	Metodologia	Valor justo estimado (em milhões de reais)	Vida útil estimada	Exercício findo em 31 de dezembro de 2019	Período de seis meses findo em 30 de junho de 2020
					(em milhões de reais)	(em milhões de reais)
1. Marcas	Representa o valor justo da marca "Linx", que é reconhecida na América Latina e exerce influência no processo de decisão de compra pelos clientes.	Isenção de royalties	49	15	3	2
2. Software	Representa o valor justo dos softwares desenvolvidos pela Linx.	Isenção de royalties	273	15	18	9
3. Carteira de clientes	Representa o valor justo da carteira de clientes e do relacionamento com clientes	Excesso de resultados multianuais	1.028	23,5	44	22
Total			**1.350**		**65**	**33**

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Seguem-se as premissas subjacentes materiais utilizados na determinação dos ajustes de estimativa de valor justo sobre ativos intangíveis:

	Marcas	Software
Base de receita líquida…………..	A análise de valor justo da Marca da Linx considerou uma base de receita de 100% do total de receita, uma vez que todos os serviços comercializados são associados a marca da Linx.	A análise de valor justo foi baseada no total da receita potencial atrelada aos Softwares comercializados pela Linx.
Taxa de royalties (*).....................	1%	9%
Vida útil..	15 anos	15 anos
Impostos.......................................	Alíquota nominal de 34%	
Benefício fiscal da amortização..	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.	
Taxa de desconto.........................	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.	

(*) Taxa de Royalties

A taxa total de royalties para Marcas e Software foi baseada na taxa de royalties utilizada em transações históricas similares.

Para a carteira de clientes foi aplicado o método de excesso de resultados multianuais que considera o valor presente dos fluxos de caixa líquidos esperados para serem gerados pela carteira de clientes:

Receita...	A projeção de receita foi baseada na receita operacional e rotatividade estimada
Taxa de atrito.....................................	Taxa de atrito de 0,9% calculada com base na taxa média de renovação dos contratos com clientes recorrentes da Linx, entre 2018 e junho de 2020, conforme divulgado pela Linx em suas demonstrações financeiras.
Vida útil...	A vida útil remanescente foi estimada em 23,5 anos, considerando-se o critério de concentração de aproximadamente 85% do fluxo de caixa total a valor presente do ativo avaliado.
Benefício fiscal da amortização..	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.
Taxa de desconto...............................	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.

b) Ágio

O ajuste do ágio do *pro forma* é constituído da seguinte maneira:

	em milhões de *R$*	
Eliminação do saldo histórico de ágio reconhecido nas demonstrações financeiras consolidadas da Linx	(915)	
Reconhecimento do ágio na aquisição...	4.360	Nota 2.2
Total ajustes pro forma..	**3.445**	

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c) Custos de transação

Representa o ajuste dos custos de transação estimados de R$30 milhões relacionados à Transação. Os custos relacionados à Transação consistem em custos de assessoria geral, assessoria jurídica, avaliadores e outros honorários profissionais a serem incorridos.

d) Debêntures e despesas financeiras

O ajuste *pro forma* refere-se à dívida de longo prazo que a TOTVS espera incorrer para o pagamento da contraprestação em dinheiro com a conclusão da Transação. A TOTVS espera contratar uma linha de crédito rotativo de 3 anos no valor R$1.112 milhões destinados a Transação, com juros estimados de 100% do CDI acrescido de 2,1% a.a..

Com base no exposto acima, a despesa de juros *pro forma* para os seis meses encerrados em 30 de junho de 2020 e o ano encerrado em 31 de dezembro de 2019 consiste nos montantes de R$22 milhões e R$44 milhões, respectivamente.

e) Efeito do imposto de renda e contribuição social

Reflete o efeito do imposto de renda e contribuição social nas informações financeiras condensadas não auditadas *pro forma*, com base na alíquota nominal de 34% sobre os ajustes *pro forma*.

f) Patrimônio líquido

O ajuste *pro forma* no patrimônio líquido é composto da seguinte forma:

	Em milhões de reais	
Eliminação das contas de Patrimônio líquido da Linx.........	(1.680)	
Ações a serem emitidas pela TOTVS na finalização da Transação..	4.904	Nota 2.1
Custos da transação	(30)	(c)
Ajuste *pro forma* total	**3.194**	

g) Transações de partes relacionadas

Não há transações entre Linx e TOTVS a serem eliminadas nas informações financeiras condensadas não auditadas *pro forma*.

h) Itens significantes não recorrentes incluídos nas demonstrações financeiras históricas

<u>TOTVS</u>:

Para o período de seis meses findo em 30 de junho de 2020 não houve itens não recorrentes. Já para o exercício findo em 31 de dezembro de 2019, a TOTVS apresentou em suas demonstrações financeiras os seguintes itens não recorrentes que afetaram o lucro líquido antes do imposto de renda:

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Exercício fiscal findo 31 de dezembro de 2019 em milhões de *R$* (*)
Reestruturação organizacional (i)	11
Despesas relacionados a transação de aquisição de empresas (ii)	2
Reversão de provisões não recorrentes (iii)	(4)
Ganho na venda de subsidiária (iv)	(12)
Total	**(3)**

(i) Refere-se a custos com reestruturação;

(ii) Refere-se a despesas com honorários decorrentes de processo de combinação de negócios;

(iii) Refere-se a provisões não caixa, através de um ajuste na provisão de obrigações por aquisição de investimento;

(iv) Refere-se ao ganho na baixa de ativos relacionado a venda de uma de suas controladas.

11

Tel: +55 11 2573-3000
ey.com.br

RELATÓRIO DE ASSEGURAÇÃO EMITIDO POR AUDITOR INDEPENDENTE SOBRE A COMPILAÇÃO DE INFORMAÇÕES FINANCEIRAS PRO FORMA PARA ATENDIMENTO À INSTRUÇÃO CVM 565

Aos Acionistas e Administradores da
Totvs S.A.
São Paulo - SP

Concluímos nosso trabalho de asseguração para emissão de relatório sobre a compilação de informações financeiras pro forma da Totvs S.A., elaborada sob responsabilidade de sua administração, para atendimento à Instrução no 565, emitida pela Comissão de Valores Mobiliários ("CVM"). As informações financeiras pro forma compreendem o balanço patrimonial pro forma em 30 de junho de 2020, as demonstrações do resultado pro forma para os períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019 e as respectivas notas explicativas. Os critérios aplicáveis com base nos quais a administração da Companhia compilou as informações financeiras pro forma estão especificados no Comunicado CTG 06 - Apresentação de Informações Financeiras Pro forma, e estão sumariados nas notas explicativas que integram as informações financeiras pro forma.

As informações financeiras pro forma foram compiladas pela administração da Companhia para ilustrar o impacto da transação apresentado na nota explicativa 1 sobre o balanço patrimonial da Companhia em 30 de junho de 2020 e suas demonstrações dos resultados para os períodos findos naquelas datas, como se a transação tivesse ocorrido em 1 de janeiro de 2019. Como parte desse processo, informações sobre a posição patrimonial e financeira e do desempenho operacional da Companhia foram extraídas pela administração da Companhia das demonstrações financeiras da Companhia para os períodos findos em 30 de junho de 2020 e 31 de dezembro de 2019, sobre as quais foram emitidos relatório de revisão e de auditoria respectivamente, pelo próprio auditor independente, sem modificação.

Responsabilidades da administração da companhia pelas informações financeiras pro forma

A administração da Companhia é responsável pela compilação das informações financeiras pro forma com base no Comunicado CTG 06.

Responsabilidades do auditor independente

Nossa responsabilidade é expressar uma opinião, conforme requerido pela Comissão de Valores Mobiliários, sobre se as informações financeiras pro forma foram compiladas pela administração da Companhia, em todos os aspectos relevantes, com base no Comunicado CTG 06 –Apresentação de Informações Financeiras Pro forma.

Conduzimos nosso trabalho de acordo com a NBC TO 3420 – Trabalho de Asseguração sobre a Compilação de Informações Financeiras Pro forma Incluídas em Prospecto, emitida pelo Conselho Federal de Contabilidade, equivalente à Norma Internacional emitida pela Federação Internacional de Contadores ISAE 3420. Essas normas requerem o cumprimento de exigências éticas pelos auditores e que os procedimentos de auditoria sejam planejados e executados com o objetivo de obter segurança razoável de que a administração da Companhia compilou, em todos os aspectos relevantes, as informações financeiras pro forma com base no Comunicado CTG 06 - Apresentação de Informações Financeiras Pro forma.

1

Para os fins deste trabalho, não somos responsáveis pela atualização ou reemissão de quaisquer relatórios ou opiniões sobre quaisquer informações financeiras históricas usadas na compilação das informações financeiras pro forma.

A finalidade das informações financeiras pro forma é a de exclusivamente ilustrar o impacto do evento ou da transação relevante sobre as informações financeiras históricas da entidade, como se o evento ou a transação tivesse ocorrido na data anterior selecionada para propósito ilustrativo. Dessa forma, nós não fornecemos qualquer asseguração de que o resultado real do evento ou da transação em 30 de junho de 2020 e 1º de janeiro de 2019 teria sido conforme apresentado.

Um trabalho de asseguração razoável sobre se as informações financeiras pro forma foram compiladas, em todos os aspectos relevantes, com base nos critérios aplicáveis, envolve a execução de procedimentos para avaliar se os critérios aplicáveis adotados pela administração da Companhia na compilação das informações financeiras pro forma oferecem base razoável para apresentação dos efeitos relevantes diretamente atribuíveis ao evento ou à transação, e para obter evidência suficiente apropriada sobre se:

- os correspondentes ajustes pro forma proporcionam efeito apropriado a esses critérios; e
- as informações financeiras pro forma refletem a aplicação adequada desses ajustes às informações financeiras históricas.

Os procedimentos selecionados dependem do julgamento do auditor independente, levando em consideração seu entendimento sobre a Companhia, sobre a natureza do evento ou da transação com relação à qual as informações financeiras pro forma foram compiladas, bem como outras circunstâncias relevantes do trabalho. O trabalho envolve ainda a avaliação da apresentação geral das informações financeiras pro forma.

Acreditamos que a evidência obtida é suficiente e apropriada para fundamentar nossa opinião sobre a compilação das informações financeiras pro forma.

Opinião

Em nossa opinião, as informações financeiras pro forma foram compiladas, em todos os aspectos relevantes, com base no Comunicado CTG 06 - Apresentação de Informações Financeiras Pro forma.

São Paulo, 14 de outubro de 2020

Luiz Carlos Marques
Contador CRC-1SP147693/O-5

2

Appendix II

Information on Appraisers

(Article 21 of CVM Standard No. 481/09)

1. Please inform the appraisers recommended by the management.
Ernst & Young Auditores Independentes S.S. (“EY”), headquartered at Avenida Presidente Juscelino Kubitschek, 1830 - Torre I - 5th and 6th floors, Sao Paulo - SP (Brazil), with Corporate Taxpayer Id. (CNPJ/ME) number 61.366.936/0011-05 (“EY”).
2. Please describe the technical skills of the recommended appraisers.
EY was selected for the work described herein considering the wide and notorious experience that this specialized company has in preparing reports and appraisals of this nature.
3. Please provide a copy of the proposed work and remuneration of the recommended appraisers.
Refer to the proposal contained in Appendix II.3.
4. Please describe any relevant relationship in the past three (3) years between the recommended appraisers and parties related to the Company, as defined by the accounting standards that address this matter.
EY and its professionals responsible for the appraisal have stated that there has been no relevant relationship existing in the last 3 years between them and any parties related to the Company, pursuant to the accounting standards on this matter.

Appendix II.3.
EY's Work and Compensation Proposal

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Tel: +55 11 2573-3000 ey.com.br

PRP 715.2020/SP

São Paulo, September 17, 2020.

At: Mr. Gilsomar Maia Sebastião

Chief Financial and Investor Relations Officer

TOTVS S.A.

Braz Leme, 1000

02511-000- São Paulo - SP

Dear Mr. Maia:

Clause 1 - This Engagement Letter, together with the attachments "General Terms and Conditions for Audit and Review Work", hereinafter collectively referred to as "Contract", confirms the terms and conditions under which Ernst & Young Auditores Independentes S.S. ("EY Brasil") was hired to issue a reasonable assurance report on the pro forma financial information prepared by the management of TOTVS S.A. ("Company") to comply with the CVM Instruction 565, issued by the Brazilian Securities and Exchange Commission:

a)	Issuance of a reasonable assurance report on the pro forma consolidated financial information of TOTVS S.A. (considering the ownership of 100% of Linx S.A. shares by TOTVS S.A., resulting from the merger of all of Linx S.A. shares by Katrina Participações S.A., considering the shares, on the designated date of ownership of TOTVS S.A., the redemption of the preferred shares issued by Katrina S.A. and the subsequent merger of Katrina Participações S.A. into TOTVS S.A.), prepared under the responsibility of the management, following the criteria specified in the CTG 06 - Pro Forma Financial Reporting, and for the purposes of Article 7 of CVM Instruction 565 of June 15, 2015. The pro-forma consolidated financial information comprises the condensed pro-forma consolidated income statement for the year ended December 31, 2019 and the pro-forma balance sheet as of June 30, 2020 and the pro-forma income statement for the period ended June 30, 2020.

b)	Issuance of the appraisal report of the accounting net equity calculated through the accounting books of Katrina Participações S.A. on the base date stipulated for the transaction, under the terms of the legislation in force.

The services described in this contract will be called "Services".

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Clause 2 - Unforeseen conditions that prevent EY Brasil from completing our Audit Services and the issuance of our reports (the "Report") as described in this Agreement will be promptly communicated to Totvs S.A.

Audit responsibilities and limitations

Clause 3 - The work will be conducted by EY Brasil in accordance with NBC TO 3420 - Assurance Work on the Compilation of Proforma Financial Information Included in a Prospectus, issued by the Federal Accounting Council, equivalent to the International Standard issued by the International Federation of Accountants ISAE 3420. These standards require that auditors comply with ethical requirements and that audit procedures are planned and executed with the objective of obtaining reasonable assurance that the Company's management has compiled, in all relevant aspects, the pro forma financial information based on the applicable criteria which included adequate access to the financial information of the parties contained in the assurance report to perform the work, with the Company's management being responsible for obtaining the due access concessions.

Clause 3.1 - Our responsibility is to express a conclusion on the book value of Katrina Participações S.A.'s equity on the stipulated base date of the transaction, based on the work carried out in accordance with the CTG 2002 Technical Communication, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures in the balance sheet for issuance of an appraisal report. Thus, we conducted the examination of the aforementioned balance sheet of Katrina Participações S.A. in accordance with applicable accounting standards, which require the auditor to comply with ethical requirements and that the work is planned and executed with the objective of obtaining reasonable assurance that the net equity ascertained for the preparation of our valuation report is free of material distortion.

During the work, uncertainties can be identified whose outcome depends on future events, but if the outcome was known before the report was issued, it could affect the value of the intended valuation. Thus, the need to issue a conclusive report on accounting items that are registered on a certain date does not preclude the disclosure, in its appraisal report, of any relevant uncertainties, fundamental to the understanding of the net equity or net assets, whose outcome, if known, could significantly alter the value of the appraisal or the course of negotiations in progress and thus lead to the adoption, between the parties, of restrictive contractual clauses or conditions to events future. Therefore, events of this nature should be disclosed in emphasis paragraphs. The emphasis paragraph means disclosing uncertainties that may have relevant outcomes and whose solution depends on future events.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Clause 4 - For the purposes of this work, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we performed, in the course of this work, an audit or review of the financial statements and other historical financial information used in compiling the pro forma financial information.

Clause 5 - The purpose of the pro forma financial information included in the prospectus is exclusively to illustrate the impact of the relevant event or transaction on the entity's historical financial information, as if the event or transaction had occurred on the previous date selected for illustrative purposes. Accordingly, we provide no assurance that the actual outcome of the event or transaction would have been as presented.

Clause 6 - A reasonable assurance work on whether the pro forma financial information is compiled, in all relevant aspects, based on the applicable criteria, involves the execution of procedures to evaluate whether the applicable criteria adopted by the Company's management in the compilation of the pro forma financial information provide a reasonable basis for presenting the relevant effects directly attributable to the event or transaction, and to obtain appropriate sufficient evidence on whether:

the corresponding pro forma adjustments provide appropriate effect to these criteria; and the pro forma financial information reflects the appropriate application of these adjustments to historical financial formations.

Clause 7 - We will comply with the independence and other ethical requirements of NBCs PG 100 and 200 and NBC PA 291, which are based on the principles of integrity, objectivity and professional competence and also consider the confidentiality and behavior of professionals.

Clause 8 - We apply the international quality control standards established in NBC PA 01 and, thus, we maintain an appropriate quality control system that includes policies and procedures related to the fulfillment of ethical requirements, professional standards, legal requirements and regulatory requirements.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Administration responsibilities and representations

Clause 9 - The EY Brazil process will be conducted under the assumption that the Administration and, when appropriate, the responsible for governance recognize and understand that they are responsible:

Company management is responsible for compiling pro forma financial information based on applicable criteria and granting access due to the information contained in the report.

(a)	For the preparation and adequate presentation of pro forma financial information based on applicable criteria.
(b)	By internal control, as the Management determines it to be necessary, in order to allow the preparation of pro forma unaudited financial information free of relevant distortions, whether due to fraud or error; and

(c)	For offering to EY Brazil: (1) timely access to all management's knowledge information relevant to the preparation of pro forma financial information and related disclosures, as well as for the purposes of the Conclusion Report on the book value of Katrina Participações S.A.'s equity.(2) additional information that may be requested to Management by EY Brasil for auditing purposes; (3) unrestricted access to the Company's individuals as determined by EY Brasil in order to obtain audit evidence as well as to the associates, their employees and auditors for group auditing purposes; and (4) as well as obtaining a "consent letter" for inclusion of financial information of another company in the pro forma report to be prepared and filed with the regulator by TOTVS' Management and, if not obtained, requesting waiver of such consent letter from the regulator.

The failure of Management to provide the information referred to above or to grant access to documents and approvals required by the auditors or access to the Company's professionals may lead to the delay of the Report, modification of the procedures and/or the assurance report to be issued, or even the termination of this Agreement.

Clause 9.1 - Management is also responsible for adjusting the unaudited pro forma financial information in order to correct errors identified and demonstrated by EY Brasil and for stating in the letter of representation, together with the parties involved, that Management believes that the effects of the unrecorded errors are immaterial, individually or in aggregate as a whole.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Clause 9.2 - Management shall be responsible for informing EY Brasil of all allegations involving financial improbity received by Management or governance officials (regardless of source or form and including, without limitation, allegations of "whistleblowers", employees, former employees, analysts, regulatory agencies or others) and provide EY Brasil in a timely manner with full access to these allegations and all related internal investigations, except in cases where confidentiality is ensured by applicable law or regulation. Allegations of financial misconduct include allegations of manipulation of financial results by management or employees, misappropriation of assets by management or employees, willfully bypassing internal controls, improper influence over related party transactions, intentionally providing misleading information to EY Brasil, or other allegations of illegal acts or fraud that could result in an error in the pro forma financial information or otherwise affect the Company's financial reporting. Should the Company limit the information that would otherwise be available to EY Brasil under this clause (except based on the Company's statements of client/lawyer privilege, doctrine of protection of the product of the work of lawyers, or otherwise), the Company must promptly inform EY Brasil that certain information will not be disclosed to EY Brasil. Undisclosed information may be considered a restriction on the scope of the audit and may prevent EY Brasil from issuing the assurance report; changing the format of the report we may issue; or otherwise affect our ability to continue as EY Brasil's independent auditors. EY Brasil will disclose any information not made available to those responsible for governance.

Clause 9.3 - EY Brasil will make specific inquiries to the Management about the representations contained in the unaudited pro forma financial information. At the conclusion of the work, EY Brasil will also receive written representations from Management and parties involved on these matters and that Management: (1) has fulfilled its responsibility to properly prepare and present pro forma financial information in accordance with regulatory requirements; and

(2) provided EY Brasil with all pertinent information and access as contemplated in this Agreement. The answers to these inquiries, the written representations and the results of our procedures constitute the evidence taken by EY Brasil in forming an opinion on the pro forma report.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Fees and billing of expenses

Clause 10 - EY Brazil estimates its fees for the Services described in clause 1 to be R$ 230,000.00 (two hundred and thirty thousand reais). However, actual fees may exceed this estimate depending on changes in business (e.g. nature of business or change in the Company's entities) or work not foreseen in the scope, provided they are pre-agreed with TOTVS.

		Value of
	Description	fees in
		R$
(i)	Preliminary review of the PPA for pro forma exclusive purposes (purchase price allocation)	90.000,00
(ii)	Assurance procedure and pro forma report issuance	160.000,00
(iii)	Review procedures of the target numbers	120.000,00
(iv) Valuation report of the book equity on the date of incorporation of the target		30.000,00
		400.000,00
	(-) Absorption of fees by EY	(170.000,00)
	Total	230.000,00
	The fees will be invoiced at the following salaries:
1.	Acceptance of the proposal	30%
2.	15 days after the beginning of the work	50%
3.	Issuing the pro forma assurance report	20%

The fees will expire 15 days after the invoices are issued.

Our actual fees may exceed the initial estimate depending on changes in business or work not foreseen in the scope, but such changes must be previously agreed upon with the Company. Any increases in scope due to changes in accounting rules, acquisitions of new companies and other specific matters requiring additional hours will be negotiated and approved in advance by the Company.

Clause 11 - The Company agrees to reimburse EY Brasil for direct expenses incurred in connection with the rendering of audit services. Direct expenses include common expenses such as transportation of professionals from EY's office to TOTVS facilities, limited to the senior level (audit staff) to 1 (one) reimbursement of transportation per day when working in the field (whether with mileage, taxi or public transportation) and full reimbursement for executives from manager to partners when working in the field, these limits being applicable to both the financial audit staff and each of the specialists, that is, each team of specialists up to the senior level will have 1 (one) reimbursement of transportation per day when working in the field.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

They include meals for work after the normal day. Any individual or aggregate expenses in excess of R$ 5,000.00 must be previously approved by TOTVS. EY Brasil will make every effort to keep such expenses within reasonable parameters and within the values necessary to achieve the services described in this contract. The reimbursement will occur with the issuance of the invoicing of the expenses mentioned above, as expenses are incurred, EY Brasil will send an analytical report with details and proof of expenses incurred. There are no estimated amounts related to transportation in eventual national or international trips, or in trips, accommodations and other related expenses that are required for the execution of the works. If necessary, they must be previously authorized by TOTVS. The invoice will be issued to the Company, the original receipts will accompany the invoice and payments should be made within 30 days from the date of issue.

Clause 12 - EY Brasil has estimated its fees based on, among other factors, our preliminary review of the Company's records and the representations made by its employees to EY Brasil. In addition, the fees and the delivery of the Audit Services depend on the Company's employees providing assistance as previously adjusted and requested by EY in the opening meetings to be held between EY Brasil and the Company, considering the availability of explanations and documentation to the extent the audit team deems necessary to obtain reasonable assurance on the subject and/or item under analysis. Should EY Brazil's assumptions regarding these matters be incorrect or the condition of the records, degree of cooperation, results of our audit procedures or other matters beyond the reasonable control of EY Brazil require additional commitment on our part beyond that covered by the estimate, EY Brazil may adjust the fees and planned dates of termination. Fees for special projects related to auditing, systemic implementation tests, incorporations, scope increase due to non functioning of internal controls, proposed business combinations or research and/or consultation on financial or special business issues, will be billed separately from the above mentioned fees and must be subject to management approval.

We appreciate the opportunity to provide services to TOTVS. Should this Agreement accurately reflect the terms and conditions on the basis of which the Company has agreed to hire us, please sign in the space reserved below on behalf of the Company and return a copy to Luiz Carlos Marques and Irdes Xavier, Av. Presidente Juscelino Kubitschek, 1909 - Torre Norte - 7º Andar, São Paulo - SP, 04543-900.

PRP 715.2020/SP

TOTVS S.A.

17 September 2020

Sincerely,

ERNST & YOUNG

Independent Auditors S.S.

CRC-2SPP034519/O-6

Luiz Carlos Marques

Counter CRC-1SP147693/O-5

Agreed and accepted by:

TOTVS S.A.

Gilsomar Maia Sebastião	Dennis Herszkowicz
Chief Financial and Investor	DH
Relations Officer

T
Date: ____/____/____
Witnesses:

Name:Ricardo Guerino De Souza	Name:Regiane D das Neves
Position: Controllership Officer, Financial Planning, Risks, Position:	Compliance
CPF: 26852206823	ControllerSheets
CPF: 18368632846

Annex I

General Terms and Conditions for Audit and Review Work

ERNST & YOUNG AUDITORES INDEPENDENTES S.S. (hereinafter referred to as "EY Brasil"), a simple private company incorporated under Brazilian law, with address at Avenida Juscelino Kubitschek, 1909 - Torre Norte - 7º Andar, São Paulo-SP, registered in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 61.366.936/0001-25; and

TOTVS S.A. (hereinafter referred to as "Company"), with address at Avenida Av. Braz Leme, 1000, São Paulo - SP, registered at the National Register of Legal Entities of the Ministry of Finance (CPF/MF) under No. 53.113.791/0001-22, sign this contract.

This contract, for the provision of professional services related to clause 1 of the commercial contract, (hereinafter the "Services"), dated September 17, 2020, (hereinafter the "Contract"), is performed between EY Brasil and the Company.

Clause 1 - EY Brasil is a member firm of the Ernst & Young network of firms ("EY Firms"), each of them a separate and independent legal entity

Clause 2 - EY Brasil is fully responsible to you regarding the Reports, the rendering of Services, and other obligations of EY Brasil contained in this Agreement.

Clause 3 - The Company shall be responsible for the compliance of its employees with the obligations described in this Agreement.

Clause 4 - The Company shall not rely on preliminary versions of the Report(s).

Clause 5 - EY Brasil follows professional rules of confidentiality and will handle the information related to you presented by the Company or on its behalf ("Client Information") as described in sections A56 to A59 of NBC PA 01 Quality Control for Firms (Legal Entities and Individuals) of Independent Auditors.

Clause 6 - Unless otherwise provided in this Agreement, neither party may disclose to third parties the contents of this Agreement or any information received from the other party on its behalf, or information that the independent auditor comes across in the normal course of audit work, review or related services, which should be treated as confidential and/or proprietary. However, both parties may disclose such information:

(a) That are or will be in the public domain, but not due to any breach of this Agreement;

(b) That they are subsequently obtained from third parties who, in the best interest of the party receiving the information, are not subject to the obligation to keep it secret from the party that provided the information;

(c) That they are already known by the party that receives them at the time of their disclosure, or are then generated independently. or

(d) That they are disclosed as necessary to enforce the rights of the receiving party under this Agreement; or

(e) Whose disclosure or communication is required by law, legal process or applicable professional regulation, in which case EY Brasil should do so,

They shall inform the Client about such acts, whenever permitted, including, without limitation, the requirements set forth in Law no. 9.613/98 (Prevention and fight against money laundering) and subsequent amendments and in the regulations of CVM (Securities Commission) and CFC (Federal Accounting Council), instruments which establish the obligation of communication to COAF (Financial Activities Control Council), of the existence of money laundering signs identified in the course of the audit work, review of the financial statements and other services susceptible to communication, without the knowledge of any Company professional. Whenever possible, the Party that is required to disclose any information under this contract shall previously notify the other Party and make the disclosure limited to what was required.

Clause 7 - Both EY Brasil and the Company may use electronic means for correspondence or transmission of information, not constituting this use itself a breach of confidentiality obligations.

Clause 8 - Except when prohibited by pertinent law, EY Brasil may disclose Client information to other EY Firms and EY Professionals in order to facilitate the provision of Services, comply with regulatory requirements, verify conflicts, accounting analysis of EY Brasil, or risk and quality management.

Clause 9 - The Company agrees that, in case governmental or regulatory authorities responsible for the inspection of auditors request or require us to submit information or documents from our files regarding the Company's transactions, including our work papers or other work results, EY Brasil may provide them to the authorities. Unless prohibited by law, we will notify the Company of the request or requirement.

Annex I

General Terms and Conditions for Audit and Review Work

Clause 10 - The Company shall cause all foreign associates and subsidiaries, included in the pro forma consolidated financial information, to provide any authorizations, to the widest extent allowed by the pertinent law, in order to allow compliance with the requests from governmental and regulatory authorities for presentation of documents or information in our possession, custody and control, as well as from associated professionals or auditing companies registered abroad, and which have been obtained during the conduction of Services provided by the respective company or professional.

Clause 11 - EY Brasil may collect, use, transfer, store or process (collectively, "process") Company information that may be related to specific individuals ("Personal Data"). EY Brazil may process Personal Data in several jurisdictions in which we and other EY Firms operate (whose relationship is in www. ey.com) respecting the data protection legislation. EY Brazil will process Personal Data in accordance with professional regulations, Civil Code and applicable data protection legislation. EY Brazil will require all service providers that process Personal Data, or whoever is on its behalf, to adhere to these requirements.

Clause 12 - The Company guarantees to have the authority to provide us with the Personal Data necessary to provide the Services and that such data provided has been processed in accordance with the guidelines of the Civil Code and related legislation.

Clause 13 - The independence of the auditor of EY Brazil may be jeopardized if the Company offers employment or hires certain EY professionals. This fact may delay the provision of the Services or lead us to resign the work. The Company shall not, during the term of this Agreement and for twenty-four months as from its termination, for any reason, without the prior written consent of EY Brasil, offer employment or appoint to a position in the Board of Directors of the Company or a financial reporting supervision function, or hire or appoint to a position in the Board of Directors of the Company or a financial reporting supervision function any professional of EY Brasil or any other EY entity that participates or has participated, directly or indirectly, in the provision of the Services of the current or previous fiscal year. The employee with financial reporting supervision function is the one who exercises, or is in the position that allows him/her to exercise influence over pro forma financial information and all those who participate in its preparation process.

Clause 14 - The Company agrees to pay EY Brasil the professional fees and the specific expenses related to the Services detailed in the Engagement Letter above, in the form and term of its article 10. It also agrees to reimburse EY Brasil for other reasonable expenses incurred during the provision of the Services, as specified in the Letter of Hiring.

Clause 14.1 - The non-payment or late payment of the amounts due to EY shall oblige the Company to pay the amount in arrears plus a fine of 2% (two percent), plus default interest of 1% (one percent) per month, in addition to monetary correction based on the variation of the IGP-M/FGV, or another index that officially replaces it in its extinction, incident from the due date of the obligation until the date of effective payment, calculated pro rata die.

Clause 15 - The value of the fees foreseen for the respective Services already contemplates all the taxes levied on the services foreseen herein, under the terms of the tax legislation in force. In case of supervening legal provision (edited from the present date) that creates, increases or modifies the taxes arising from the services hired in the present act, they shall be imposed to the taxable person according to legal definition.

Clause 16 - In case EY Brasil is requested by the pertinent law, legal process or governmental action to present information or employees as witnesses regarding the Services or this Agreement, the Company shall reimburse EY Brasil eventual expenses and time of the professionals (including costs with internal and external lawyers, observing the market value) incurred in the fulfillment of the request, upon prior approval by the Company, except in case EY Brasil is one of the parties to the process or the object of the investigation.

Clause 17 - With the exception of the payment obligations, neither party shall be liable for non-fulfillment of its contractual obligations arising from unforeseeable circumstances or force majeure until such circumstances cease. Such circumstances include any exceptional events considered herein, for example, climatic disasters, earthquakes, hurricanes, tsunamis, biological or infectious risks, wars, revolutions and prolonged strikes. For all purposes, COVID-19 should not be considered as a fortuitous case or force majeure, or as any limiting or hindering factor for the fulfillment of the present Instrument, provided that the parties previously agree on the model to meet the demands of the auditing work, respecting the safety of the professionals involved

Annex I

General Terms and Conditions for Audit and Review Work

Clause 18 - Subject to applicable law, we may provide Client Information to other EY Companies, EY Persons and external EY Service Providers, other EY Member Firms or EY Persons ('Service Providers'), provided there is no conflict of interest, who may collect, use, transfer, store or otherwise process it (collectively 'Process') for purposes related to:

(a) rendering of Services;

(b) compliance with the regulatory and legal obligations to which we are subject;

(c) conflict check;

(d) risk management and quality reviews; and to

(e) our internal financial accounting, information technology and other administrative support services

(collectively "Processing Purposes").

We will be responsible for maintaining the confidentiality of Customer Information, regardless of who processes such information on our behalf.

For the Purposes of Processing referred to in the preceding clause, we and other EY Member Firms, EY Persons and Service Providers may Process Client Information relating to identified or identifiable individuals ("Personal Data"). The transfer of Personal Data within the EY network is subject to EY's mandatory Corporate Rules policies (listed at www.ey.com/bcr) and Data Protection Legislation. We will process Personal Data in accordance with data protection requirements governed by applicable professional laws and regulations. We will require any service provider processing personal data on our behalf to comply with these requirements and to be jointly and severally liable for the obligations imposed and by this instrument.

Clause 19 - The period of validity of this Contract shall be concluded at the end of the Services. EY Brazil may terminate this Agreement, or any specific Service, immediately after informing the Company in writing, in case of impossibility to continue providing the Services in accordance with professional obligations and applicable law. If a SOW is signed, the same termination procedure must be followed, unless otherwise provided. The Company may terminate this agreement upon notification to EY, in which case, due to the payment for the hours worked and costs incurred until the moment of termination.

Clause 20 - The Company shall pay EY Brasil the hours effectively worked and expenses incurred by us until the date of termination of this Agreement. The payment shall be made within 15 days after the receipt of our invoice.

Clause 21 - This Agreement, as well as any non-contractual obligations from this Agreement or the Services, shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

Clause 22 - Any dispute or claim related to the services covered by this letter or that may be provided by EY Brasil to the Company (including matters related to the parent, subsidiary, affiliate, successor or agent of the Company or EY Network, or that relate to an individual or legal entity in benefit of which the services in question are or have been provided) shall be resolved amicably, and if this is not possible, by means of arbitration, in accordance with the procedures for resolution of disputes established in the clauses as follows. The judgment of any arbitration awards shall be signed in a court whose jurisdiction covers the object or persons involved.

23 - The parties hereby agree that any and all controversy resulting from and/or related to the interpretation of this contract, including any issues related to the existence, validity or termination of the contract, or related to services included in this letter of contract, must be compulsorily, exclusively and definitely resolved through arbitration, to be instituted and processed in accordance with the Arbitration Rules of the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce ("CAM-CCBC"). The arbitration will be based in the city of São Paulo, will be conducted in Portuguese and the arbitrators will apply the Brazilian law in the judgment of the case, forbidden the adoption of equity.

Clause 24 - The arbitration shall be conducted by an Arbitration Court composed of three arbitrators, each one of the Parties being responsible for the choice of its respective arbitrator and the third, who shall preside the arbitration court, chosen by common agreement by the arbitrators appointed by the Parties, from a list of 9 (nine) names, composed by them and submitted to the Parties so that they may, if they wish, previously exclude 3 (three) of these names per pole, without stating any justification. Any disputes or doubts as to the indication of arbitrators by the parties or the choice of the third arbitrator shall be settled in accordance with the Rules of the CAM-CCBC.

It shall be incumbent upon the arbitrators, in the final award, to assign to the parties, according to the degree of their succession, the responsibility for reimbursement of the costs of the arbitration, as well as the payment of the succession fees. Each party shall bear the contractual fees of its employers, advisors and technical assistants that it hires.

The district court of São Paulo is elected to request urgent measures while the arbitral tribunal is not constituted, or to file executive actions.

Clause 25 - All aspects relating to arbitration shall be considered confidential. Neither the parties nor the arbitrators shall disclose the existence, content

Annex I

General Terms and Conditions for Audit and Review Work

 or the results of arbitration, except when necessary to comply with the requirements of laws and regulations. Information relating to arbitration may not be disclosed except with the express authorization of the Arbitration Court and the parties involved, with express demonstration of the need to disclose such information. Before making such disclosure, the party shall notify the other parties in writing in due time

Clause 26 - This Agreement constitutes the sole agreement between EY Brasil and the Company regarding the Services and other matters addressed herein, prevailing over all previous agreements, understandings and representations with respect to such matters and Services, including any confidentiality agreements delivered at an earlier time.

Clause 27 - Both EY Brasil and the Company may enter into this Agreement (and its modifications) by electronic means and each party may sign a copy of the same document. Both parties must agree in writing with modifications to the Agreement and any related Declaration of Work.

Clause 28 - The representatives of the parties declare that by signing this Agreement and all related Statements of Work on behalf of the Parties, they (a) have express authorization to do so and will cause the Parties, associates or others to whom the Services are provided to comply with the terms of the Agreement.

Clause 29 - EY Brasil will remain with the ownership of its work papers produced in relation to the Services. The intellectual property used, developed and/or improved before and/or during the provision of the Services (including but not limited to know-how, ideas, methodologies, tools, templates, software, invention, etc.) will remain the property of EY Brasil and/or the independent member firms EY, as the case may be.

Clause 30 - Neither EY Brasil nor the Company may assign any rights, obligations or demands described in this Agreement.

Clause 31 - In case any of the provisions of this Agreement (totally or partially) is considered illegal, invalid or, in any way, unenforceable, the other provisions shall remain in full force and effect.

Clause 32 - In case there is any inconsistency between the provisions of the different parts of the Contract, these parts shall have priority, as follows (unless expressly agreed otherwise): (a) the Contract Letter,

(b) the Annex General Terms and Conditions for Review and Auditing Work, and (c) other annexes to this Agreement.

Clause 33 - EY Brasil may use the Company's name in a public way in order to identify you as a client, but we may only make reference to the Company.

with respect to the Services, and that we are providing them (or have provided them and subject to prior approval by the Company). EY Brasil may also sign contracts with other companies.

Clause 34 - Due to the audit services hired herein, described in the engagement letter, certain documents and information related to your Company and its affiliates and subsidiaries included in the pro forma financial information (individual and consolidated) of the Company shall be provided by you. Such documents and information related to the year ending December 31, 2019 and June 30, 2020 ("Labor Papers") will be in the possession, custody and control of Ernst & Young Auditores Independentes S.S. which is subject to the duty of confidentiality pursuant to applicable legislation. Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board ("PCAOB") of the U.S. is authorized to conduct inspections of foreign auditing firms and examine their Labor Papers in connection with auditing services provided to companies, including their subsidiaries and affiliates, with securities in circulation in the U.S. capital markets. In this context, we may be required to provide the PCAOB with certain information (e.g., total fees, total assets and net income of the Company) related to the audit services to be provided to you.

Clause 35 - In this sense, according to Brazilian Federal Accounting Council Resolution NBC P1.6, you hereby authorize Ernst & Young Auditores Independentes S.S., if requested by CVM or PCAOB, for the following:

(a) to authorize Ernst & Young Auditores Independentes S.S. to display information (e.g., total fees, total assets and net income of the Company), whether confidential or not, necessary to comply with the requirements of the regulatory body for the selection of clients to be inspected.

(b) to authorize Ernst & Young Auditores Independentes S.S., to submit to the PCAOB any and all Work Papers related to the audit services of Totvs S.A.'s pro forma financial information and Asset Report, whether of a confidential or non-confidential nature, as mentioned above, necessary for the fulfillment of the PCAOB's requirements for the submission of Work Papers;

(c) undertake to cause all of its subsidiaries and affiliates included in the pro forma consolidated financial information, as referred to above, to provide any authorization and/or consent, necessary to comply with the PCAOB's requirements for submission of Papers of Work; and

Annex I

General Terms and Conditions for Audit and Review Work

 or the results of arbitration, except when necessary to comply

(d) authorize Ernst & Young Auditores Independentes S.S. to provide copies of the Papers if so requested by the PCAOB.

Clause 36 - The Company is forbidden to disclose a Report (or any part or summary of a Report) or make mention of EY or any other EY Firm in relation to the Services, for the purpose of supporting actions that may violate Law 12,846/13, except:

(a) For their lawyers (subject to these disclosure restrictions), who may use it only to advise the Company in connection with the Services;

(b) When disclosure is required by court order, competent authority or similar legal process (on which you will promptly notify EY) and for such purposes; and

(c) For the disclosure and publication of the audit report issued by EY as required by applicable law and/or regulation.

Clause 37 - If the Company is allowed to disclose a Report (or any part of a Report), the way this information has been provided to it by EY may not be altered, edited or modified.

Clause 38 - The Parties are unlimitedly responsible for any infraction they may commit related to the Brazilian Federal Law no. 12.846/13 and other applicable anti-corruption rules ("Anti-Corruption Legislation"). The provisions set forth in this clause will remain valid even after the termination of this contract, regardless of the reason. Without prejudice to other provisions regarding the anti-corruption subject matter set forth in this Agreement, each Party undertakes and warrants that:

(a) It will fully comply with the Anti-Corruption Legislation, as well as make sure that all its professionals, agents and subcontractors also do so;

(b) It will not practice any action or omission that induces the other Party, the other EY firms, their partners, directors, professionals in general and those willing to breach the Anti-Corruption Legislation;

(c) Adopts, and will continue to adopt during the term of this contract, policies and procedures aimed at ensuring compliance with the Anti-Corruption Legislation, disclosing and making such policies and procedures available to EY whenever it is requested to do so;

(d) It will expressly inform its professionals, agents, service providers and subcontractors that bribes in any form, directly or indirectly, as well as other conduct that violates the Anti-Corruption Legislation, on behalf of EY, the other EY firms, its partners, directors, professionals in general and agents, as well as commits to report to EY any suspicion of such circumstances.

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo - SP - Brasil Phone: +55112573-3000 ey.com.br

PRP XXX.2020

Oct 08 2020

Mr. Gilsomar Maia Sebastião

Chief Financial Officer and Investor Relations Officer

Katrina Participações S.A.

Av. Braz Leme, 1000 - São Paulo - SP Zip Code: 02511-000

Dear Mr. Maia,

Clause 1 - This Engagement Letter, together with the General Terms and Conditions for Audit Work, attached hereto, (hereinafter collectively referred to as “Agreement”), confirms the terms and conditions under which Ernst & Young Auditores Independentes S.S. (“EY Brasil”) was hired to perform the audit and issue a report on the financial statements of Katrina Participações S.A. (the “Company”) for the period ended July 31, 2020. Hereinafter, the services described in this clause will be refered to as "Audit Services" or “Services”.

Clause 2 - Unexpected conditions that may prevent EY Brasil from completing our audit and the issuance of our report (the “Report”) as described in this Agreement will be promptly communicated to those in charge of governance. Furthermore, in this event, EY Brasil will take the measures it deems appropriate in the circumstances.

Audit responsibilities and limitations

Clause 3 - The audit will be carried out by EY Brasil in compliance with Brazilian and international auditing standards, as issued by the Federal Accounting Council (CFC). Such standards require EY Brasil to be independent and to comply with other ethical requirements deemed relevant to our audit.

Clause 4 - EY Brasil's audit aims to obtain reasonable, rather than absolute, assurance that the financial statements are free from material misstatements, whether due to fraud or error and to express an opinion as to whether the financial statements properly represent, in all relevant aspects, the equity and financial condition of Katrina Participações S.A., as well as the performance of its operations and cash flows, in compliance with the Accounting Practices adopted in Brazil.

EY | 1

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

Clause 5 - Reasonable assurance means a high level of assurance, but does not represent a guarantee that an audit performed in compliance with Brazilian and international auditing standards will always detect a material misstatement, if any. Misstatements may arise from fraud or error and are deemed relevant if, individually or jointly, it is reasonably expected that to influence the economic decisions of the users of financial statements.

Clause 6 - As part of an audit in compliance with Brazilian and international auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also identify and assess the risks of material misstatement in the financial statements, whether due to fraud or error, draw-up and execute audit procedures that respond to those risks and obtain sufficient and appropriate audit evidence to provide a basis for our opinion.

Clause 7 - The audit process is subject to inherent limitations, such as, for example, the use of judgment and selective testing of data and the possibility that collusion, counterfeit, intentional omissions, misrepresentation or recklessness of internal controls by Management that may preclude the identification of material misstatements, fraud, or wrongdoing. Accordingly, there is a certain risk that material misstatements in the financial statements may not be identified. Moreover, the audit process is not designed to identify errors or immaterial fraud in the financial statements.

Clause 8 - As part of the audit process, EY Brasil:

➢	Will consider, exclusively for the purpose of planning its audit and determining the nature, timing and extent of the audit procedures, the Company's internal control over financial reporting. This consideration will not be sufficient to allow EY Brasil to express an opinion on the effectiveness of internal control or to identify any significant deficiencies.
➢	Will conclude on the adequacy of the use by Management of the assumption of going concern and, based on the audit evidence obtained, if there is significant uncertainty related to events or conditions that may raise significant doubt as to the Company's operational continuity.
➢	Will assess the general presentation, structure and content of the financial statements, including related disclosures, and whether the financial statements properly represent the respective transactions and operations so that said financial statements are properly presented.

EY | 2

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

Clause 9 - In compliance with Brazilian and international auditing standards, EY Brasil will report certain matters related to the conduct and outcome of the audit process to those in charge of governance (A). Such matters include:

➢ EY Brasil's responsibility under Brazilian and international auditing standards to form and express an opinion on the financial statements prepared by Management under the supervision of those in charge of governance and the fact that this audit does not replace the Management responsibilities and of those in charge of governance;

➢ An overview of the planned scope and timeline of the audit process, including the significant risks we have identified;

➢ Important matters identified during the audit. These include: (1) EY Brasil's view of the qualitative aspects of the Company's accounting practices, including accounting policies, accounting estimates and disclosures included in the financial statements; (2) any significant difficulties found during the audit process; (3) not corrected errors other than those considered not relevant by EY Brasil; (4) any disagreements with Management, whether they have been satisfactorily resolved or not; and (5) other matters, if any, arising from the audit process, considered by EY Brasil to be significant and relevant to those responsible for governance with regard to the inspection of the financial reporting process, including significant matters related to the Company's related parties;

➢ Events that affect the form and content of our Report; and

➢ Written representations requested from Management and any significant matters arising from the audit process, discussed or subject to written communication to Management.

Clause 10 - In the event that EY Brasil finds that there is evidence of the occurrence of fraud or possible non-compliance with laws or regulations, EY Brasil will bring the matter to the attention of Management professionals at the relevant level. If EY Brasil becomes aware of fraud involving Management or employees with significant internal control functions or other roles, in which the fraud results in a significant misstatement in the presentation of the financial statements, EY Brasil will report the matter directly to those in charge of governance. EY Brasil will communicate to those responsible for governance matters involving non-compliance with laws or regulations that it may become aware, except when they are clearly non material.(B)

Clause 11 - EY Brasil will report, in writing, significant deficiencies in internal control identified during the audit process of the Company's financial statements.

EY | 3

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

Clause 12 - EY Brasil may also communicate its comments regarding the potential for savings or improvement in the Company's operations controls.

Events that affect the form and content of our Report

Clause 13 - Among the matters we report to Management, we are required to determine the most important matters in our audit (i.e., the main audit matters). These issues will be described in our Report, except if the applicable law or regulation precludes public disclosure on such matter or where, in extremely rare circumstances, we determine that a matter should not be reported in our Report as any adverse consequences of such disclosure would override the public interest benefits resulting from such reporting.

Clause 14 - We are responsible for other information included in the documents that comprise an annual report, as described in “Other Information” section below. We are required to include a section of Other Information in our Report outlining the documents under our responsibilities and a description of our responsibilities of reading and considering such other information in connection with our audit. We are also required, for documents available prior to the date of our Report, to include a statement that we have nothing to report or a statement describing any material errors not corrected in this other information.

Clause 15 - The final form and content of our Report will reflect the results of our audit findings and final conclusions. We will communicate to Management and those in charge of governance all events that may affect the final form and content of our Report.

Management responsibilities and representations

Clause 16 - EY Brasil's audit process will be carried out based on the assumption that Management and, where appropriate, those in charge of governance, recognize and understand that they are responsible for:

the preparation and proper presentation of the financial statements in compliance with accounting practices adopted in Brazil. In preparing the financial statements, Management is responsible for assessing the Company's assumption of going concern, disclosing where applicable, matters related to going concern and using the going concern assumption except it Management intends to liquidate the Company, ceasing operations, or have no realistic alternative but to do so. (H)

EY | 4

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

b)	the internal control, to the extent Management determines that it is required, in order to enable the preparation of financial statements free of relevant misstatements, whether due to fraud or error; and
c)	for offering EY Brasil: (1) timely access to all information known by the management that is relevant to the preparation of the financial statements and related disclosures, such as records, documentation and other matters; (2) additional information that may be requested from Management by EY Brasil for the audit purposes; and (3) unrestricted access to Company individuals selected by EY Brasil for obtaining audit evidence.

Management's failure to provide the information referred to above or access to the Company's professionals may lead to a delay in the Report issuance, change of procedures or even termination of this Agreement.

Clause 17 - Management is also responsible for adjusting financial statements in order to correct errors identified by EY Brasil and for stating in the representation letter that Management believes that the effects of unrecorded errors are immaterial, individually or in aggregate, for the financial statements as a whole.

Clause 18 - Management is responsible, with the supervision of those in charge of governance, to determine that the Company's business activities are run in compliance with applicable laws and regulations. Management and those in charge of governance are also responsible for timely identifying and reporting to EY Brasil , as soon as it becomes aware, all the allegations received by the Management or those in charge of governance (a) involving financial missconduct; (b) having a direct impact for determining material amounts and disclosures in the financial statements and/or (c) with no direct effect on amounts and disclosures in the financial statements, but for which compliance may be critical to the Company's operations, their ability in maintaining the business or preventing material penalties. Management shall report any occurrences described above irrespective of source or form that have been identified and including, but not limited to, allegations from “whistleblowers”, employees, former employees, analysts, regulatory agencies or others and provide to EY Brasil, in a timely manner, full access to these allegations and all related internal investigations. Claims of financial missconduct include claims of tampering financial results by Management or employees, misappropriation of assets by Management or employees, intentionally ignoring internal controls, undue influence on related party transactions, intentional provision of misleading information to EY Brasil, or other allegations of illegal acts or fraud that could result in an error in financial statements or otherwise affect Company's financial reports. Should the Company limit the information that would otherwise be available to EY Brasil under this clause (based on the Company's statements of client/lawyer privilege, doctrine of protection of the product of the work of lawyers,

EY | 5

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

or otherwise), the Company shall immediately inform EY Brasil that certain information will not be disclosed to EY Brasil. Undisclosed information may be considered a restriction on the audit scope and may prevent EY Brasil from issuing an opinion on the Company's financial statements; change the format of the Report to be issued on the financial statements; or otherwise affect our ability to continue as the Company’s independent auditors. EY Brasil will disclose to those in charge of governance any information that is not provided. (C)

Clause 19 - EY Brasil will make specific inquiries to Management about the representations contained in the financial statements. Upon completion of the work, EY Brasil will also receive written representations from Management on such matters and that Management: (1) has fulfilled its responsibility to properly prepare and present the financial statements in compliance with accounting practices adopted in Brazil and that all transactions were recorded and were reflected in the financial statements; and (2) provided EY Brasil with all pertinent information and access as set forth in this Agreement. The answers to these inquiries, the written representations and the outcomes of our procedures constitute the evidence taken by EY Brasil to issue an opinion on the financial statements.

Fees and invoicing of expenses

Clause 20 - EY Brasil estimates that its fees for the Audit Services amount to twenty-five thousand Brazilian reais (R$ 25,000.00). However, actual fees may exceed this estimate depending on changes in business (i.e., business nature or changes in the Company's entities) or works not included in the scope. The invoice will be issued after hiring the service.

Clause 22 - The Company agrees to reimburse EY Brasil from direct expenses incurred in connection with the provision of audit services, as long as duly proven. Direct expenses include common expenses such as transportation of professionals from EY office to the Company's facilities, limited to the senior level (audit staff) at one (1) transportation refund per day when working in the field (whether with mileage, taxi or public transport) and full reimbursement for executives, from manager to partner level, when working in the field, and such limits will be applicable both to the financial audit team and to each of the specialists, i.e., each team of specialists up to the senior level will be eligible for one (1) transportation refund per day when working in the field. This includes meals for working after business hours. Any individual or aggregate expenses exceeding the amount of R$ 2,000.00 shall be previously approved by the Company. EY Brasil will make every effort to ensure that such expenses are kept within reasonable parameters and within the amounts required to perform the services described in this agreement. Reimbursement will be made upon the issuance of the invoice of above mentioned expenses, as long as expenses are incurred, and EY Brasil

EY | 6

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

will provide an analytical report with the details and proof of expenses incurred. No estimates are made on amounts referring to transportation on potential national or international trips, or related to travel, lodging and other related expenses that may be required to perform the work. If necessary, such expenses shall be previously authorized by the Company. The billing will be issued to the Company, and the original receipts will be attached to the invoice and payments shall be made within 30 days as from the issuance date.

Clause 23 - EY Brasil estimated its fees and the schedule for the provision of services based on, among other factors, our preliminary review of the Company's records and the representations made by its employees to EY Brasil. In addition, fees and schedule depend on the Company's employees providing a reasonable level of assistance. Should EY Brasil's assumptions regarding these matters are incorrect or the condition of the records, level of cooperation, outcomes of our audit procedures or other matters beyond EY Brasil's reasonable control require additional involvement from us beyond that covered by the estimate, EY Brasil may adjust fees and planned completion dates. Fees for special audit-related projects, such as proposed business combinations or research and/or consultation on financial or special business matters, will be billed separately from the fees mentioned above and shall be subject to new written agreements.

Other information included in the Company's annual report (F)

Clause 24 - The Company shall provide us with a draft close to the copies that will be final of the annual report with reasonable advance to publication or filing, and when possible, before the date of our Report, so that we are able to carry out the procedures required for our audit. The Company's management is responsible for preparing other information contained in the annual report and for ensuring that said documents are free from material misstatement. We will read the documents and, in doing so, we will consider whether other information contained in the documents is materially incompatible with the individual and consolidated financial statements or with the information obtained by us during the audit, or which otherwise seems to contain material misstatements. .. We are responsible for reading and considering the annual report irrespective of whether the documents are available before, or after the date of our Report. We will include a section of Other Information in the Report as described in the section Events that affect the form and content of our Report, above.

Clause 25 - Should we identify that a relevant inconsistency seems to exist or become aware that other information seems to contain relevant misstatements, we will inform Management and those responsible for governance, where appropriate. Where we determine that a relevant misstatement in other information exists and has not been corrected, we will take appropriate action in the circumstances, including

PRP XXX.2020

Katrina Participações S.A.

Oct 08 2020

evidencing the existence of such material misstatement in our audit Report when identified prior to the date of our report. We appreciate the opportunity to provide services to the Company. Should this Agreement accurately reflect the terms and conditions on the basis of which the Company has agreed to hire us, please sign in the space reserved below on behalf of the Company and return a copy to Luiz Carlos Marques e Irdes Xavier, Av. Presidente Juscelino Kubitschek, 1909 - Torre Norte - 7th Floor, São Paulo - SP, 04543-900.

Sincerely,

ERNST & YOUNG Auditores Independentes S.S. CRC-2SPP034519/O-6 DocuSigned by: Luiz Carlos Marques Accountant CRC-1SP147693/O-5 Agreed and accepted by: Katrina Participações S.A.
DocuSigned by:	DocuSigned by:
By Dennis Herszkowicz Chief Executive Officer	By Gilsomar Maia Sebastião Chief Financial Officer
Witnesses: DocuSigned by	DocuSigned by:
Ernst & Auditores Independentes S.S. Name: Mariana Baptista Position: Senior Audit Manager	Katrina Participações S.S. Name: Ricardo Guerino De Souza Position: Controllership, Financial Planning, Risks, Control Officer

Annex I

General Terms and Conditions for Audit and Review Work

ERNST & YOUNG AUDITORES INDEPENDENTES S.S. (hereinafter referred to as "EY Brasil"), a simple private company incorporated under Brazilian law, with address at Avenida Juscelino Kubitschek, 1909 - Torre Norte - 7º Andar, São Paulo-SP, registered in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 61.366.936/0001-25; and

KATRINA Participações S.A. (hereinafter referred to as "Company"), with address at Avenida Av. Braz Leme, 1000, Bloco B, 3rd Floor, Bairro Casa Verde, São Paulo - SP, registered at the National Register of Legal Entities of the Ministry of Economy (CPF/ME) under No. 37.8966.148/0001-66, sign this contract.

This contract, for the provision of professional services related to clause 1 of the commercial contract, (hereinafter the "Services"), dated October 08, 2020, (hereinafter the "Contract"), is performed between EY Brasil and the Company.

Clause 1 - EY Brasil is a member firm of the Ernst & Young network of firms ("EY Firms"), each of them a separate and independent legal entity.

Clause 2 - EY Brasil is fully responsible to you regarding the Reports, the rendering of Services, and other obligations of EY Brasil contained in this Agreement.

Clause 3 - The Company shall be responsible for the compliance of its employees with the obligations described in this Agreement.

Clause 4 - The Company shall not rely on preliminary versions of the Report.

Clause 5 - EY Brasil follows professional rules of confidentiality and will handle the information related to you presented by the Company or on its behalf ("Client Information") as described in sections A56 to A59 of NBC PA 01 Quality Control for Firms (Legal Entities and Individuals) of Independent Auditors.

Clause 6 - Unless otherwise provided in this Agreement, neither party may disclose to third parties the contents of this Agreement or any information received from the other party on its behalf, or information that the independent auditor comes across in the normal course of audit work, review or related services, which should be treated as confidential and/or proprietary. However, both parties may disclose such information:

(a) That are or will be in the public domain, but not due to any breach of this Agreement;

(b) That they are subsequently obtained from third parties who, in the best interest of the party receiving the information, are not subject to the obligation to keep it secret from the party that provided the information;

(c) That they are already known by the party that receives them at the time of their disclosure, or are then generated independently. or

(d) That they are disclosed as necessary to enforce the rights of the receiving party under this Agreement; or

(e) Whose disclosure or communication is required by law, legal process or applicable professional regulation, in which case EY Brasil should do so, They shall inform the Client about such acts, whenever permitted, including, without limitation, the requirements set forth in Law no. 9.613/98 (Prevention and fight against money laundering) and subsequent amendments and in the regulations of CVM (Securities Commission) and CFC (Federal Accounting Council), instruments which establish the obligation of communication to COAF (Financial Activities Control Council), of the existence of money laundering signs identified in the course of the audit work, review of the financial statements and other services susceptible to communication, without the knowledge of any Company professional. Whenever possible, the Party that is required to disclose any information under this contract shall previously notify the other Party and make the disclosure limited to what was required.

Clause 7 - Both EY Brasil and the Company may use electronic means for correspondence or transmission of information, not constituting this use itself a breach of confidentiality obligations.

Clause 8 - Except when prohibited by pertinent law, EY Brasil may disclose Client information to other EY Firms and EY Professionals in order to facilitate the provision of Services, comply with regulatory requirements, verify conflicts, accounting analysis of EY Brasil, or risk and quality management.

Clause 9 - The Company agrees that, in case governmental or regulatory authorities responsible for the inspection of auditors request or require us to submit information or documents from our files regarding the Company's transactions, including our work papers or other work results, EY Brasil may provide them to the authorities. Unless prohibited by law, we will notify the Company of the request or requirement.

Annex I

General Terms and Conditions for Audit and Review Work

Clause 10 - The Company shall cause all foreign associates and subsidiaries, included in the pro forma consolidated financial information, to provide any authorizations, to the widest extent allowed by the pertinent law, in order to allow compliance with the requests from governmental and regulatory authorities for presentation of documents or information in our possession, custody and control, as well as from associated professionals or auditing companies registered abroad, and which have been obtained during the conduction of Services provided by the respective company or professional.

Clause 11 - EY Brasil may collect, use, transfer, store or process (collectively, "process") Company information that may be related to specific individuals ("Personal Data"). EY Brazil may process Personal Data in several jurisdictions in which we and other EY Firms operate (whose relationship is in www. ey.com) respecting the data protection legislation. EY Brazil will process Personal Data in accordance with professional regulations, Civil Code and applicable data protection legislation. EY Brazil will require all service providers that process Personal Data, or whoever is on its behalf, to adhere to these requirements.

Clause 12 - The Company guarantees to have the authority to provide us with the Personal Data necessary to provide the Services and that such data provided has been processed in accordance with the guidelines of the Civil Code and related legislation.

Clause 13 - The independence of the auditor of EY Brazil may be jeopardized if the Company offers employment or hires certain EY professionals. This fact may delay the provision of the Services or lead us to resign the work. The Company shall not, during the term of this Agreement, for any reason, without the prior written consent of EY Brasil, offer employment or appoint to a position in the Board of Directors of the Company or a financial reporting supervision function, or hire or appoint to a position in the Board of Directors of the Company or a financial reporting supervision function any professional of EY Brasil or any other EY entity that participates or has participated, directly or indirectly, in the provision of the Services of the current or previous fiscal year. The employee with financial reporting supervision function is the one who exercises, or is in the position that allows him/her to exercise influence over pro forma financial information and all those who participate in its preparation process.

Clause 14 - The Company agrees to pay EY Brasil the professional fees and the specific expenses related to the Services detailed in the Engagement Letter above, in the form and term of its article 10. It also agrees to reimburse EY Brasil for other reasonable expenses incurred duly proven during the provision of the

Services, as specified in the Letter of Hiring.

Clause 14.1 - The non-payment or late payment of the amounts due to EY shall oblige the Company to pay the amount in arrears plus a fine of 2% (two percent), plus default interest of 1% (one percent) per month, in addition to monetary correction based on the variation of the IGP-M/FGV, or another index that officially replaces it in its extinction, incident from the due date of the obligation until the date of effective payment, calculated pro rata die.

Clause 15 - The value of the fees foreseen for the respective Services already contemplates all the taxes levied on the services foreseen herein, under the terms of the tax legislation in force. In case of supervening legal provision (edited from the present date) that creates, increases or modifies the taxes arising from the services hired in the present act, they shall be imposed to the taxable person according to legal definition.

Clause 16 - In case EY Brasil is requested by the pertinent law, legal process or governmental action to present information or employees as witnesses regarding the Services or this Agreement, the Company shall reimburse EY Brasil eventual expenses and time of the professionals (including costs with internal and external lawyers, observing the market value) incurred in the fulfillment of the request, upon prior approval by the Company, except in case EY Brasil is one of the parties to the process or the object of the investigation.

Clause 17 - With the exception of the payment obligations, neither party shall be liable for non-fulfillment of its contractual obligations arising from unforeseeable circumstances or force majeure until such circumstances cease. Such circumstances include any exceptional events considered herein, for example, climatic disasters, earthquakes, hurricanes, tsunamis, biological or infectious risks, wars, revolutions and prolonged strikes. For all purposes, COVID-19 should not be considered as a fortuitous case or force majeure, or as any limiting or hindering factor for the fulfillment of the present Instrument, provided that the parties previously agree on the model to meet the demands of the auditing work, respecting the safety of the professionals involved

Annex I

General Terms and Conditions for Audit and Review Work

Clause 18 - Subject to applicable law, we may provide Client Information to other EY Companies, EY Persons and external EY Service Providers, other EY Member Firms or EY Persons ('Service Providers'), provided there is no conflict of interest, who may collect, use, transfer, store or otherwise process it (collectively 'Process') for purposes related to:

(a) rendering of Services;

(b) compliance with the regulatory and legal obligations to which we are subject;

(c) conflict check;

(d) risk management and quality reviews; and to

(e) our internal financial accounting, information technology and other administrative support services

(collectively "Processing Purposes").

We will be responsible for maintaining the confidentiality of Customer Information, regardless of who processes such information on our behalf.

For the Purposes of Processing referred to in the preceding clause, we and other EY Member Firms, EY Persons and Service Providers may Process Client Information relating to identified or identifiable individuals ("Personal Data"). The transfer of Personal Data within the EY network is subject to EY's mandatory Corporate Rules policies (listed at www.ey.com/bcr) and Data Protection Legislation. We will process Personal Data in accordance with data protection requirements governed by applicable professional laws and regulations. We will require any service provider processing personal data on our behalf to comply with these requirements and to be jointly and severally liable for the obligations imposed and by this instrument.

Clause 19 - The period of validity of this Contract shall be concluded at the end of the Services. EY Brazil may terminate this Agreement, or any specific Service, immediately after informing the Company in writing, considering the payment by the Company to EY for the hours worked and costs incurred up to the time the Company is informed, in case of impossibility to continue providing the Services in accordance with professional obligations and applicable law. If a SOW is signed, the same termination procedure must be followed, unless otherwise provided. The Company may terminate this agreement upon notification to EY, in which case, due to the payment for the hours worked and costs incurred until the moment of termination.

Clause 20 - The Company shall pay EY Brasil the hours effectively worked and expenses incurred by us until the date of termination of this Agreement. The payment shall be made within 15 days after the receipt of our invoice.

Clause 21 - This Agreement, as well as any non-contractual obligations from this Agreement or the Services, shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

Clause 22 - Any dispute or claim related to the services covered by this letter or that may be provided by EY Brasil to the Company (including matters related to the parent, subsidiary, affiliate, successor or agent of the Company or EY Network, or that relate to an individual or legal entity in benefit of which the services in question are or have been provided) shall be resolved amicably, and if this is not possible, by means of arbitration, in accordance with the procedures for resolution of disputes established in the clauses as follows. The judgment of any arbitration awards shall be signed in a court whose jurisdiction covers the object or persons involved.

23 - The parties hereby agree that any and all controversy resulting from and/or related to the interpretation of this contract, including any issues related to the existence, validity or termination of the contract, or related to services included in this letter of contract, must be compulsorily, exclusively and definitely resolved through arbitration, to be instituted and processed in accordance with the Arbitration Rules of the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce ("CAM-CCBC"). The arbitration will be based in the city of São Paulo, will be conducted in Portuguese and the arbitrators will apply the Brazilian law in the judgment of the case, forbidden the adoption of equity.

Clause 24 - The arbitration shall be conducted by an Arbitration Court composed of three arbitrators, each one of the Parties being responsible for the choice of its respective arbitrator and the third, who shall preside the arbitration court, chosen by common agreement by the arbitrators appointed by the Parties, from a list of 9 (nine) names, composed by them and submitted to the Parties so that they may, if they wish, previously exclude 3 (three) of these names per pole, without stating any justification. Any disputes or doubts as to the indication of arbitrators by the parties or the choice of the third arbitrator shall be settled in accordance with the Rules of the CAM-CCBC.

It shall be incumbent upon the arbitrators, in the final award, to assign to the parties, according to the degree of their succession, the responsibility for reimbursement of the costs of the arbitration, as well as the payment of the succession fees. Each party shall bear the contractual fees of its employers, advisors and technical assistants that it hires.

The district court of São Paulo is elected to request urgent measures while the arbitral tribunal is not constituted, or to file executive actions.

Clause 25 - All aspects relating to arbitration shall be considered confidential. Neither the parties nor the arbitrators shall disclose the existence, content

Annex I

General Terms and Conditions for Audit and Review Work

or the results of arbitration, except when necessary to comply with the requirements of laws and regulations. Information relating to arbitration may not be disclosed except with the express authorization of the Arbitration Court and the parties involved, with express demonstration of the need to disclose such information. Before making such disclosure, the party shall notify the other parties in writing in due time

Clause 26 - This Agreement constitutes the sole agreement between EY Brasil and the Company regarding the Services and other matters addressed herein, prevailing over all previous agreements, understandings and representations with respect to such matters and Services, including any confidentiality agreements delivered at an earlier time.

Clause 27 - Both EY Brasil and the Company may enter into this Agreement (and its modifications) by electronic means and each party may sign a copy of the same document. Both parties must agree in writing with modifications to the Agreement and any related Declaration of Work.

Clause 28 - The representatives of the parties declare that by signing this Agreement and all related Statements of Work on behalf of the Parties, they (a) have express authorization to do so and will cause the Parties, associates or others to whom the Services are provided to comply with the terms of the Agreement.

Clause 29 - EY Brasil will remain with the ownership of its work papers produced in relation to the Services. The intellectual property used, developed and/or improved before and/or during the provision of the Services (including but not limited to know-how, ideas, methodologies, tools, templates, software, invention, etc.) will remain the property of EY Brasil and/or the independent member firms EY, as the case may be.

Clause 30 - Neither EY Brasil nor the Company may assign any rights, obligations or demands described in this Agreement.

Clause 31 - In case any of the provisions of this Agreement (totally or partially) is considered illegal, invalid or, in any way, unenforceable, the other provisions shall remain in full force and effect.

Clause 32 - In case there is any inconsistency between the provisions of the different parts of the Contract, these parts shall have priority, as follows (unless expressly agreed otherwise): (a) the Contract Letter,

(b) the Annex General Terms and Conditions for Review and Auditing Work, and (c) other annexes to this Agreement.

Clause 33 - EY Brasil may use the Company's name in a public way in order to identify you as a client, but we may only make reference to the Company with respect to the Services, and that we are providing them (or have provided them and subject to prior approval by the Company). EY Brasil may also sign contracts with other companies.

Clause 34 - Due to the audit services hired herein, described in the engagement letter, certain documents and information related to your Company shall be provided by you. Such documents and information related to the period ending July 31, 2020 ("Labor Papers") will be in the possession, custody and control of Ernst & Young Auditores Independentes S.S. which is subject to the duty of confidentiality pursuant to applicable legislation. Under the Sarbanes-Oxley Act of 2002, the Public Company Accounting Oversight Board ("PCAOB") of the U.S. is authorized to conduct inspections of foreign auditing firms and examine their Labor Papers in connection with auditing services provided to companies, including their subsidiaries and affiliates, with securities in circulation in the U.S. capital markets. In this context, we may be required to provide the PCAOB with certain information (e.g., total fees, total assets and net income of the Company) related to the audit services to be provided to you.

Clause 35 - In this sense, according to Brazilian

Federal Accounting Council Resolution NBC P1.6, you hereby authorize Ernst & Young Auditores Independentes S.S., if requested by CVM, for the following:

(a) to authorize Ernst & Young Auditores Independentes S.S. to display information (e.g., total fees, total assets and net income of the Company), whether confidential or not, necessary to comply with the requirements of the regulatory body for the selection of clients to be inspected.

Additionally, if the audit service to be provided by EY to the Company is selected for inspection by the regulator:

(b) to authorize Ernst & Young Auditores Independentes S.S., to submit to the regulator any and all Work Papers related to the audit services of Totvs S.A.'s pro forma financial information and Asset Report, whether of a confidential or non-confidential nature, as mentioned above, necessary for the fulfillment of the regulator 's requirements for the submission of Work Papers;

(c) undertake to cause all of its subsidiaries and affiliates included in the pro forma consolidated financial information, as referred to above, to provide any authorization and/or consent, necessary to comply with the regulator 's requirements for submission of Papers of Work; and

Annex I

General Terms and Conditions for Audit and Review Work

(d)  authorize Ernst & Young Auditores Independentes S.S. to provide copies of the Papers if so requested by the regulator.

Clause 36 - The Company is forbidden to disclose a Report (or any part or summary of a Report) or make mention of EY or any other EY Firm in relation to the Services, for the purpose of supporting actions that may violate Law 12,846/13, except:

(a)  For their lawyers (subject to these disclosure restrictions), who may use it only to advise the Company in connection with the Services;

(b)  When disclosure is required by court order, competent authority or similar legal process (on which you will promptly notify EY) and for such purposes; and

(c)  For the disclosure and publication of the audit report issued by EY as required by applicable law and/or regulation.

Clause 37 - If the Company is allowed to disclose a Report (or any part of a Report), the way this information has been provided to it by EY may not be altered, edited or modified.

Clause 38 - The Parties are unlimitedly responsible for any infraction they may commit related to the Brazilian Federal Law no. 12.846/13 and other applicable anti-corruption rules ("Anti-Corruption Legislation"). The provisions set forth in this clause will remain valid even after the termination of this contract, regardless of the reason. Without prejudice to other provisions regarding the anti-corruption subject matter set forth in this Agreement, each Party undertakes and warrants that:

(a)  It will fully comply with the Anti-Corruption Legislation, as well as make sure that all its professionals, agents and subcontractors also do so;

(b)  It will not practice any action or omission that induces the other Party, the other EY firms, their partners, directors, professionals in general and those willing to breach the Anti-Corruption Legislation;

(c)  Adopts, and will continue to adopt during the term of this contract, policies and procedures aimed at ensuring compliance with the Anti-Corruption Legislation, disclosing and making such policies and procedures available to EY whenever it is requested to do so; and

(d)  It will expressly inform its professionals, agents, service providers and subcontractors that bribes in any form, directly or indirectly, as well as other conduct that violates the Anti-Corruption Legislation, on behalf of EY, the other EY firms, its partners, directors, professionals in general and agents, as well as commits to report to EY any suspicion of such circumstance

Appendix III
Amendment to the Bylaws

(Article 11 of ICVM Standard 481)

1. Copy of the bylaws, highlighting the proposed changes and Report detailing the origin and justification of the proposed changes and analyzing their legal and economic effects.
Articles of the current Bylaws	Proposed Changes to the Bylaws	Origin, Justification and Analysis of the effects of changes

Article 5 - The Company's fully subscribed and paid-in capital stock is of R$ 526,592,102.22 (five hundred and twenty-six million, five hundred and ninety-two thousand, one hundred and two Reals and twenty-two cents of Real), divided into 163,467,071 (one hundred and sixty-three million, four hundred and sixty-seven thousand and seventy-one) common shares, all of them being registered, book-entry shares, with no par value.

(...)

Article 5 - The Company's fully subscribed and paid-in capital is R$2,121,341,447.46 (two billion, one hundred and twenty-one million, three hundred and forty-one thousand four hundred and forty-seven reais and forty-six cents), divided into 757,341,918 (seven hundred and fifty-seven million, three hundred and forty-one thousand, nine hundred and eighteen) common shares, all registered, book-entry shares with no par value.

(...)

Amount of the capital stock and number of shares into which the Company's capital stock is divided, adjusted as a result of the Transaction at the time when it is consummated. There are no other expected legal or economic effects.
Article 6 - The Company is authorized to increase its capital stock up to the limit of R$ 2,500,000,000.00 (two billion and five hundred million Reais). (...)	Article 6 - The Company is authorized to increase its capital stock up to the limit of R$4,500,000,000 (four billion and five hundred million Reais).	As a result of the capital increase resulting from the Transaction, increase in the authorized limit for capital increase regardless of any amendment to the Bylaws, in order to maintain the flexibility currently granted to the Company's board of directors. There are no other expected legal or economic effects.

EXHIBIT 4

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - TOTVS S.A. to be held on 11/27/2020 owned by the Company, followed by the acquisition of Katrina by the Company, as proposed by the Companys management, which will then be submitted to Linxs shareholders ("Protocol and Justification") ("Transaction").

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Approving the Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. Approving the proposed Transaction under the terms of the Protocol and Justification, subject to its subsequent approval by Linxs shareholders and by the Brazilian antitrust authorities (for the defense of free competition).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

7. Increasing the authorization limit for capital increase regardless of any amendment to the Bylaws to R$ 4,500,000,000 (four billion, five hundred million Reais), with the consequent amendment to Article 6 of the Companys Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8. Giving the due consent to the Companys managers to perform all actions required to complete

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - TOTVS S.A. to be held on 11/27/2020 owned by the Company, followed by the acquisition of Katrina by the Company, as proposed by the Companys management, which will then be submitted to Linxs shareholders ("Protocol and Justification") ("Transaction").

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Approving the Appraisal Report.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. Approving the proposed Transaction under the terms of the Protocol and Justification, subject to its subsequent approval by Linxs shareholders and by the Brazilian antitrust authorities (for the defense of free competition).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

7. Increasing the authorization limit for capital increase regardless of any amendment to the Bylaws to R$ 4,500,000,000 (four billion, five hundred million Reais), with the consequent amendment to Article 6 of the Companys Bylaws.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8. Giving the due consent to the Companys managers to perform all actions required to complete

DISTANCE VOTING BALLOT
Extraordinary General Meeting (EGM) - TOTVS S.A. to be held on 11/27/2020 the Transaction.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

9. Regulatory issue that is not an integral part of the Management Proposal: do you wish to request that a fiscal council (supervisory board) is established, pursuant to art. 161 of Brazilian Law No. 6,404 of 1976?

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

10. In the event of a second call of this General Meeting, can the voting instructions contained in this ballot also be considered to hold the Meeting in second call?

[ ] Yes [ ] No [ ] Abstain

City :____

Date :____

Signature :____

Shareholder's Name :____

Phone Number :____

EXHIBIT 5

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY Linx S.A. INTO katrina participações S.A., FOLLOWED BY MERGER OF katrina paRticipações S.A. INTO totvs S.A.1

The management of the companies identified below, after having received and assessed, jointly with their respective advisors, the proposal submitted by TOTVS S.A. (identified below), in the best interest of the respective companies and their shareholders:

(a)	TOTVS S.A., a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/MF under No. 53.113.791/0001-22 (“TOTVS”);
(b)	Linx S.A., a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso No. 7.221, 20th floor, Pinheiros, Zip Code 05425-9020, enrolled with the CNPJ/MF under No. 06.948.969/0001-75 (“Linx”); and
(c)	Katrina Participações S.A., a company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Block B, 3rd floor, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/ME under No. 37.896.148/0001-66 (“Holding” and, jointly with TOTVS and Linx, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed herein, the Companies have decided to execute this protocol and justification (“Protocol and Justification”) in conformity with Articles 224 and 225 of Law No. 6.404/76, seeking (a) the merger of the shares issued by Linx into Holding, and (b) the subsequent merger of Holding into TOTVS. The totality of the shares issued by Holding are held by TOTVS and will be held by TOTVS on the date of approval of the merger of shares issued by Linx into Holding. Both the merger of shares issued by Linx into Holding, and the merger of Holding into TOTVS shall be submitted for approval by the shareholders of the Companies at their respective extraordinary shareholders’ meetings, under the following terms and conditions:

1. Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1. A corporate reorganization will be submitted to the shareholders of the Companies according with the steps detailed below (“Transaction”), which shall result in (a) the ownership by TOTVS of the totality of the shares issued by Linx; and (b) assuming that the total capital stock of Linx is represented, as of the Closing Date (as defined below), by one hundred seventy-nine million, four hundred twenty-eight thousand,

1 This Protocol and Justification is a free translation of the Portuguese original. The Portuguese original shall prevail in the event of any inconsistency.

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seven hundred thirty-seven (179,428,737)2 common shares, excluding treasury shares, and subject to the provisions in Section 2, the receipt by Linx’s shareholders, for each common share issued by Linx that they own on the record date, of:

(a)	a cash payment in Reais of R$6.20 (“Original Cash Installent Reference Amount”), updated pro rata according to the CDI rate variation from the sixth month counted from August 14, 2020 until the date of the actual payment and adjusted as set forth Section 2.2 below, as applicable (after the adjustments, “Redemption Value”), to be paid cash, in a single installment, up to 30 days from the Closing Date (“Financial Settlement Date”); and
(b)	one common share issued by TOTVS (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification in Section 2.1, as applicable (after the adjustments, “Final Quantity of TOTVS’s Shares per Holding’s Common shares”).

1.2. The Transaction shall comprise the following steps, all interdependent, whose completions will be subject to the applicable corporate approvals and compliance with the conditions precedent referred to in Section 3.1 below, and to occur on the same date:

(a)	Holding’s capital increase upon issuance of at least one hundred sixty-three million five hundred thousand (163,500,000) new common shares without par value, which shall be fully subscribed and paid-up by TOTVS, in Reais, by the Closing Date, for the total issue price of at least one billion one hundred twenty-five million Reais (R$1,125,000,000.00), of which at least one billion one hundred fifteen million Reais (R$1,115,000,000.00) shall be allocated for the creation of a capital reserve (“Holding Capital Increase);
(b)	on the same date, as a subsequent and interdependent act of Holding’s Capital Increase, a merger of all the shares issued by Linx into Holding, by their book value, resulting in the issuance by Holding, to the shareholders of Linx who owned the merged shares (“Linx’s Shareholders”), of common shares and redeemable preferred shares issued by Holding, provided that for each common share issued by Linx four common shares and one redeemable preferred share issued by Holding shall be delivered, as set forth in Section 4.1 (“Merger of Linx Shares”) for the total issue price of at least six billion sixteen million two hundred forty-five thousand five hundred fifty-one Reais and sixty-one cents (R$6,016,245,551.61), of which at least five billion one hundred nineteen million one hundred one thousand eight hundred sixty-six Reais and sixty-one cents (R$5,119,101,866.61) shall be allocated for the creation of a

2 Estimate made by considering that, on the Transaction Completion Date, there will be 179,428,737 shares issued by Linx (the total number of 189,408,960 shares, excluding 14,125,991 treasury shares and including 4,145,768 shares resulting from the early vesting of deferred shares and call option plans). The number of outstanding shares issued by Linx may vary until the Transaction Completion Date.

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capital reserve. After the completion of the Transaction, Linx shall keep its own legal entity status and equity, there being no legal succession;

(c)	as a subsequent and interdependent act of the Merger of Linx Shares, there will be a redemption of all the preferred shares issued by Holding, upon payment, for each preferred share being redeemed, of the Redemption Value (the “Redemption”). Upon Redemption, Holding’s preferred shares will be cancelled against the capital reserve; and
(d)	on the same date, as a subsequent and interdependent act of the Redemption, which is proposed to be approved in advance with effectiveness subject to the completion of the previous steps, the merger of Holding into TOTVS for Holding’s equity book value (already taking into consideration the effects of Holding’s Capital Increase, the Merger of Linx Shares and the Redemption), with the consequential winding-up of Holding and succession, by TOTVS, of all Holding’s properties, rights and obligations, with the consequent migration of Linx’s Shareholders to become TOTVS’s shareholders (“Merger of Holding”).

1.2.1. Although the steps in Section 1.2 above will occur consecutively, all of them are part of a single transaction,such that each of the steps will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.2.2. The purpose of this Transaction is to create a benchmark company in the software and technology market, with the challenge of building a solution ecosystem that encompasses the following scopes: (i) Management, with open, connected and customizable platforms and solutions, (ii) TechFin solutions, to expand, streamline and decrease the prices to access financial services; and (iii) Business Performance, with the creation of products that help clients to increase their sales.

1.2.3. The integration of the Companies’ activities will significantly strengthen the business model of the combined entity. BCombining the chains serviced by TOTVS (manufacturing, logistics, distribution, services and agrobusiness, among others) with Linx's work on the final point in retail, will create a management solution which will involve much more than cross horizontal offering opportunities and allow for the expedited introduction of financial and digital solutions.

1.2.4. The combination of TOTVS and Linx presents, in view of their complementary natures, a huge potential of synergies and efficiency gains, especially regarding the optimization of costs, expenses and strengthening of investments in different growth paths, which will result in a substantial value creation for TOTVS, Linx, their respective shareholders, clients and employees.

1.2.5. As a result of the Transaction herein described, the number of TOTVS’s outstanding shares will be added to the number of shares issued on behalf of Linx’s shareholders after the merger of Holding, to be determined on the Closing Date. As TOTVS and Linx are companies without a defined controlling shareholder, such new

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issuance shall cause TOTVS’s shares to be one of the most liquid shares in the Brazilian market. After the conclusion of the Transaction, Linx’s shareholders will become holders of TOTVS’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3. After the Closing Date, given the period required to promote the integration of a business, which according to TOTVS’s experience is essential for a successful integration, TOTVS and Linx shall continue to dedicate themselves to their respective activities with TOTVS remaining as a publicly-held company and Linx becoming a wholly-owned subsidiary of TOTVS. Upon the consummation of the Transaction, the shares issued by Linx shall cease to be traded in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Linx’s registration as a publicly-held company shall be cancelled and Linx’s American Depositary Shares (“ADS”) shall cease to be traded on the New York Stock Exchange (“NYSE”).

1.4. The holders of Linx ADSs shall be entitled to receive TOTVS’s ADSs in accordance with the same exchange ratio set forth in Section 1.1 above. Therefore, TOTVS shall take all actions to obtain (i) the registration of the transaction with the Securities and Exchange Commission (“SEC”) in the United States and (ii) the listing of TOTVS’s ADSs on the same listing segment of the NYSE in which the Linx’s ADSs are listed.

2. Adjustments to the Exchange Ratio of Linx-Holding, to the Redemption Value and to the Final Quantity of TOTVS’s Shares per Holding’s Common shares

2.1. The exchange ratio of Linx’s shares for Holding’s common and preferred shares as a result of the Merger of Linx Shares and the Reference Exchange Ratio, the Original Cash Installent Reference Amount shall be adjusted on a pro rata basis in the event of issuance, bonus, splitting, reverse splitting, repurchase or cancelation of shares by Linx, Holding (except if related to the events described in this Protocol and Justification and required to complete the Transaction) and/or by TOTVS after August 14, 2020, as applicable.

2.2. The Original Cash Installment Reference Amount shall be (i) reduced by the amount of any dividends, interest on equity and other earnings declared and paid by Linx as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; (ii) increased by the amount of any dividends, interest on equity and other earnings declared and paid by TOTVS as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; and (iii) reduced by, if applicable, any withholding income tax owed by Linx’s Shareholders as a result of the Transaction.

2.3. In addition, TOTVS may, unilaterally and without the need to amend this Protocol and Justification, based on the recommendation of its financial advisors and within the validity term of its business combination proposal submitted to Linx's management reflected in this Protocol and Justification, increase the total amount of cash and/or the number of shares issued by TOTVS, as the case may be, to be delivered as consideration for the Redemption or Holding Merger, without any decrease in the amount of the cash installment and/or the number of TOTVS’s shares used in the

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Reference Exchange Ratio, as adjusted in accordance with this Protocol and Justification.

3. Conditions Precedent to the Completion of the Transaction

3.1. In compliance with the provisions in Section 3.2 below, the closing of the Transaction will be, under the terms of article 125 of the Brazilian Civil Code, subject to (“Conditions Precedent”):

(a)	approval of the Transaction by CADE;
(b)	effectiveness of the registration statement (“Form F-4”) filed by TOTVS with the SEC for purposes of calling, holding and approving the Transaction at the Linx’s general shareholders’ meeting;
(c)	confirmation by TOTVS, or waiver at TOTVS sole discretion, of compliance by Linx with the provisions set forth in Sections 7.1 and 7.1.1 below;
(d)	confirmation by Linx, or waiver at Linx sole discretion, of compliance by TOTVS with the provisions set forth in Sections 7.1. and 7.1.2 below;
(e)	the nonoccurrence of the events provided in Section 7.1.3 in relation to TOTVS is a condition for the consummation of the Transaction by Linx (which may, at its sole discretion, expressly waive such condition, in whole or in part). Likewise, the nonoccurrence of the events provided in Section 7.1.3 in relation to Linx is a condition for the consummation of the Transaction by TOTVS (which may, at its sole discretion, expressly waive such condition, in whole or in part);
(f)	confirmation by the respective Parties of the truthfulness and accuracy, in all material aspects, of the representations and warranties in the Section 7.6 below and only the other Party, at its sole discretion, may expressly waive the confirmation of one or more representation and warranty;
(g)	(i) Linx shall have obtained the third-party consents for agreements which the early maturity would result in an amount equal to or higher than fifty million Reais (R$50,000,000.00), individually or in the aggregate; (ii) nonexistence of obligations that excee fifty million Reais (R$50,000,000.00), individually or in the aggregate, which may have their early maturity or other applicable penalties declared as a result of the Transaction (“Obligations Subject to Early Maturity”); (iii) settlement, by Linx, of all Obligations Subject to Early Maturity, in full and without any future obligations for Linx as a result of such settlement; or (iv) availability of cash at Linx, in an amount corresponding to at least 100% of the amount required to settle all Obligations Subject to Early Maturity (including any applicable penalties);
(h)	absense of any law or order issued or enacted by a competent government authority, judicial authority or arbitration court which prevents the completion of the Transaction; and
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(i)	compliance, by the parties, with their respective material obligations under this Protocol and Justification.

3.2. Once the Conditions Precedents have been implemented or waived and after obtaining the Corporate Approvals, any of the Companies may notify the other about the implementation of the Conditions Precedent, and TOTVS and Linx shall release a notice to market including, at least, the date on which the Transaction shall be completed and the date that the shares issued by Linx will no longer be traded in B3. Such date, which shall be the 5th business day counted from the implementation of the last of the Conditions Precedent, shall be the record date to determine which of Linx’s shareholders will receive shares issued by TOTVS (“Closing Date”).

3.3. On the last business day immediately prior to the Closing Date, TOTVS’s board of directors shall hold a meeting to (i) confirm the Final Quantity of TOTVS’s Shares per Holding’s Common shares, which shall be issued as a result of the Merger of Holding; and (ii) register that the Transaction shall be completed on the Closing Date.

4. Exchange Ratio, Base Date, Appraisal, Capital Increase and Withdrawal Rights

4.1. As a result of the Merger of Linx’s Shares, the Linx shareholders shall receive seven hundred seventeen million seven hundred fourteen thousand nine hundred forty-eight (717,714,948) new common shares; in addition, one hundred seventy-nine million four hundred twenty-eight thousand seven hundred thirty-seven (179,428,737) new redeemable preferred shares shall be issued by Holding, all of them to be registered shares, with no face value, in exchange for the common shares held by them in Linx, at the ratio of four common shares and one redeemable preferred share issued by Holding for each common share issued by Linx. Therefore, there will be no fractional shares at this step of the Transaction.

4.1.1. The new common shares issued by Holding shall be entitled to the same rights and benefits of the issued and outstanding common shares of Holding held by TOTVS and shall be entitled to participate in the earnings for the fiscal year in course at date of their issuance. The new preferred shares issued by Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be automatically redeemed at the Closing Date, without the need for an extraordinary shareholders’ meeting, and for each 1 (one) preferred share issued by the redeemed Holding, the Redemption Value must be paid, without prejudice to the provisions of item 2.1.

4.2. As a result of the Merger of Holding, 179,428,737 (one hundred seventy-nine million four hundred twenty-eight thousands seven hundred thirty-seven) new common shares of TOTVS, all registered shares, with no par value, will be issued for the former shareholders of Linx (which at such time shall already be Holding’s shareholders) in exchange for the common shares of Holding held by them. For each common share of Holding, the Final Number of TOTVS’s Shares per Holding’s Common share shall be issued and the TOTVS’ board of directors shall acknowledge and disclose, as set forth in Section 3.3 of this Protocol and Justification, the exact number of issued shares.

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4.2.1. The new common shares issued by TOTVS shall be entitled to the same rights and benefits attached to the common shares issued by TOTVS and shall be entitled to participate in the earnings of the fiscal year in course as from their issuance date.

4.3. The base date of the Transaction is June 30, 2020 (“Base Date”).

4.4. TOTVS’s management, on behalf of TOTVS and of Holding, engaged (a) Deloitte Touche Tohmatsu Consultores Ltda. (“DTT”) to appraise and determine the market value of the shares issued by Linx to be merged into Holding, already taking into consideration the effects of Holding’s Capital Increase (“Appraisal Report of Linx’s Shares”), according to which such shares amount to, on the Base Date, at least five billion nine hundred thirty-nine million reais (R$5,939,000,000.00); and (b) Ernst & Young Auditores Independentes S.S. (“EY”) to appraise and determine the book value of Holding’s equity to be transferred to TOTVS by virtue of the Merger of Holding, already taking into consideration the effects of Holding’s Capital Increase, Merger of Linx’s Shares and Redemption (“Appraisal Report of Holding”), according to which such equity amounts to, on the Base Date and considering the effects of the Merger of Linx’s Shares and Redemption, six billion twenty-eight million seven hundred eighty-seven thousand four hundred eighty-two reais and twenty-one cents (R$6,028,787,482.21). The Appraisal Report of Linx’s Shares and the Appraisal Report of Holding comprise Annex 4.4(a) and Annex 4.4(b) to this Protocol and Justification.

4.5. The Merger of Linx’s Shares shall result in an increase of Holding’s shareholders’ equity in an amount supported by the Appraisal Report of Linx’s Shares, part of which, as determined at the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to Holding’s capital stock, with the subsequent amendment of Article 5 of its bylaws.

4.6. The Merger of Holding, in turn, shall result in an increase of TOTVS’s shareholders’ equity in an amount equal to the portion of Holding’s shareholders’ equity corresponding to the investment of Linx’s shareholders in Holding, after the Redemption, part of which shall be allocated to TOTVS’s capital stock, with the subsequent amendment of Article 5 of its bylaws, and part of which may be allocated to the capital reserve to be determined at the general shareholders meeting. The shares of Holding held by TOTVS at the time of the Merger of Holding shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Merger of Holding is completed shall be appropriated by TOTVS.

4.7. To the extent that the exchange ratio has been agreed upon between TOTVS and Linx, which are independent parties, the provisions set forth in article 264 of Law 6404/76 shall not be applied.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of DTT shall be submitted for confirmation to the general shareholders’ meeting of Holding that will decide on the Merger of Linx’s Shares, and (ii) the appointment of EY shall be submitted for confirmation to the general shareholders’ meeting of TOTVS that will decide on the Merger of Holding.

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4.9. DTT and EY declare that (i) there is no actual or potential conflict or shared interests with the Companies’ shareholders or with regards to the Merger of Linx’s Shares or the Merger of Holding, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. DTT and EY were selected for the works described herein due to the wide and renowned experience as both specialized companies have in preparing reports and appraisals of such nature.

4.10. TOTVS and Holding shall bear all the costs related to the hiring of DTT and EY for preparing the Appraisal Report of Linx’s Shares and theAppraisal Report of Holding, as the case may be.

4.11. The TOTVS’s management has retained advisory services from an internationally renowned investment bank to help TOTVS’s board of directors in the process of making an informed decision regarding the financial aspects of the Transaction. Such financial institution has not disclosed any impediment or conflict to issue the fairness opinion. The fairness opinion is included in Annex 4.11 to this Protocol and Justification.

4.12. Pro forma financial information of the combined entity, as if the combined entity was an existing entity as of the Base Date, has been prepared in conformity with Law 6404/76 and CVM Instruction 565/15, as well as the rules issued by the Brazilian Securities and Exchange Commission. The pro forma balance sheet of the combined entity, including the reasonable assurance report (Relatório de Asseguração Razoável), is included in Annex 4.12 to this Protocol and Justification.

4.13. The Linx shareholders that have not approved the Merger of Linx’s Shares shall be entitled to withdrawal rights, as set forth in article 252, paragraph 2, of Law 6404/76.

4.13.1. The shareholders that have not approved the Merger of Linx’s Shares and confirmed the intention to withdraw from Linx within 30 days from the date of publication of the minutes of Linx’s Extraordinary Shareholders’ Meeting that approved the Merger of Linx’s Shares, in conformity with the provisions set forth in article 230, of Law 6404/76, shall be entitled to reimbursment of the Linx shares, by virtue of the proven ownership of the Linx’s shares, from the date of the first publication of the call notice, or on the date of disclosure of the material fact subject to resolution, whichever is the earlier.

4.13.2. The amount payable as reimbursement shall be equivalent to the equity value of the Linx share, calculated based on Linx’s last approved balance sheet (as of December 31, 2019 and approved at the General Shareholders’ Meeting held on April 30, 2020), without prejudice to the right to prepare the interim balance sheet.

4.13.3. Considering that at Holding’s Extraordinary Shareholders’ Meeting that resolved on the Merger of Linx’s Shares and on the Linx’s merger into TOTVS, TOTVS

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will be Holding’s sole shareholder, there shall be no dissenting shareholders or withdrawal right of Holding’s shareholders by virtue of these steps of the Transaction.

5. Corporate Approvals

5.1. The effectiveness of the Merger of Linx’s Shares, the Redemption and the Merger of Holding shall depend on the following acts (“Corporate Approvals”), all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which, except for the TOTVS extraordinary general meeting which will be called in advance, shall be coordinated in order to occur on the same date:

(a)	Linx’s Extraordinary Shareholders’ Meeting to, in this order, (i) confirm the waiver of the provisions set forth in Article 43 of the Linx bylaws to the Transaction, in the sense that the mandatory tender offer for the acquisition of shares issued by Linx shall not be triggered; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by Holding;
(b)	Holding’s extraordinary shareholders’ meeting to, in this order, (i) approve Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of DTT; (iv) approve the Appraisal Report of Linx’s Shares; (v) approve the creation of a new class of preferred shares, as per Section 4.1.1 above; (vi) approve the Merger of Linx’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the management of Linx and consequent amendment to its bylaws; (viii) approve the Redemption and consequent amendment to its bylaws; (ix) approve the Merger of Holding into TOTVS; and (x) authorize the subscription, by its management, of new shares to be issued by TOTVS; and
(c)	TOTVS’s extraordinary general meeting, to, in this order, (i) examine, discuss and approve this Protocol and Justification, as proposed by TOTVS's management for subsequent submission to Linx shareholders/quotaholders; (ii) ratify the appointment of EY, as responsible for the preparation of the Appraisal Report of Holding; (iii) approve the Appraisal Report of Holding; (iv) approve the Transaction proposed under the terms of this Protocol and Justification, the consummation of which shall be subject to its subsequent approval by Linx shareholders and by the Brazilian antitrust authorities, and to the other conditions provided for in Section 3.1 of this Protocol and Justification; (v) approve, subject to the consummation of the merger of Katrina, the increase in TOTVS's capital stock through the issuance of new common shares, to be subscribed and paid up by the managers of Katrina, for the benefit of its shareholders, with the consequent amendment of Article 5 of TOTVS's bylaws; and (vi) approve the investment, by TOTVS, in Katrina, in an amount sufficient to pay the Redemption Value, in the amount of at least R$ 1,125,000,000.00 (one billion cent and twenty-five million reais), adjusted as provided in Section 2 above, upon the subscription of new shares, with
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TOTVS’s managers authorized to implement such adjustments within the limits provided herein with no need of new shareholders’ approval.

5.2. After effectiveness of Form F-4, the TOTVS and Linx managements, within ten business days, at most, shall call, on the same date, the Companies’ Extraordinary Shareholders’ Meetings, provided to in Sections 5.1(a), (b) and (c) above, to be held within thirty (30) days from the publication of the respective first call notices.

6. Filing with the Brazilian Administrative and Economic Council

6.1. TOTVS shall submit the notice of the Transaction to the CADE on a proactive and diligent basis through the legal counsel appointed by TOTVS.

6.2. In order to ensure the submission of the notice to CADE, Linx shall provide to TOTVS the necessary information for analysis of the notice, as requested by TOTVS and/or CADE. Amongst the necessary information, confidential and/or sensitive information shall be clearly identified by Linx in order to ensure that such information is solely exchanged between outside advisors.

6.3. All costs and expenses relating to the approval of the Transaction by CADE shall be assumed by TOTVS, except for the expenses with lawyers, which shall be assumed by the respective Party, in conformity with Section 6.4 below.

6.4. At its discretion, Linx may be represented by external lawyers in the proceedings related to the notice of the Transaction submitted to CADE. In this regard, TOTVS shall give prior notice to Linx of its interactions with CADE in order to permit the participation of Linx external lawyers on such interactions. However, to the extent that TOTVS has the lead of the required process with CADE, TOTVS shall not be subject to Linx’s previous approval for the presentation of any documents, declarations and/or information to CADE. TOTVS may previously share with Linx the documents to be presented to CADE for purposes of knowledge and confirmation of the accuracy of the information presented, however, TOTVS holds the right to provide CADE solely the best information abailable to TOTVS, provided that such information is not verified by Linx. In this case, Linx shall confirm and/or adjust the information known, as well as present to TOTVS any recommendations to protect the companies’ interests before CADE, as soon as possible, in order to ensure the compliance, by TOTVS, of any eventual requests made by CADE.

6.5. Without the previous authorization of TOTVS, Linx shall not contact CADE and shall not submit any documents and/or information, agreements, documents and/or information related to and/or in connection with the Transaction to CADE.

6.6. In the event that CADE applies any penalty as a result of any action, omission or non-performance of applicable regulation by any of the Parties, the defaulting Party shall be solely responsible for the respective payment.

6.7. In the event that CADE imposes restrictions to the Transaction referred to in this Protocol and Justification as a condition for approval, TOTVS and Linx shall make their best efforts to meet such impositions by CADE, in order to implement the Transaction in terms substantially similar to those set forth in this Protocol and Justification. If it is

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not possible to comply with the restrictions imposed by CADE, while maintaining the conditions set forth in this Protocol and Justification, the provisions set forth in Section 6.7.1 will apply.

6.7.1. In the event that CADE (i) imposes restrictions as a condition for approval of the Transaction and, after undertaking their best efforts, TOTVS and Linx were not able to comply with such restrictions, or (ii) rejects the Transaction, Linx may terminate the Transaction and shall receive, from TOTVS, for losses and damages, the amount of one hundred million reais (R$100,000,000,000.00), payable in Brazilian reais, in a single cash installment, within up to 30 days from the notice submitted by Linx to TOTVS in this regard, provided that Linx shall not claim any additional amount arising from the non-completion of the Transaction, as set forth in article 416 of the Civil Code.

6.7.2. Under no circumstance shall the remedies/commitments negotiated or imposed by CADE modify the exchange ratio calculated as set forth in this Protocol and Justification, represent the waiver of any right set forth therein, or change the obligations assumed by the Parties.

7. Other Covenants

7.1. Except if provided otherwise in this Protocol and Justification, until the Closing Date or the date of refusal by Linx or TOTVS’s shareholders at their respective general shareholders’ meeting, the Companies shall maintain the ordinary course of businesses and not undertake acts that could somehow materially impact their businesses or acitivities, including, as example, payment of any fine relating to any matter subject to, directly or indirectly, approval at the general shareholders’ meeting which, therefore, would significantly change the balance of the exchange ratios defined herein or otherwise prevent or jeopardize the implementation of the Transaction.

7.1.1. Notwithstanding the provisions set forth in this Section 7.1, Linx shall not, until the Closing Date or the date of refusal by Linx or TOTVS shareholders at their respective general shareholders’ meeting, undertake or authorize subsidiaries to undertake the acts described below, except if expressly authorized by TOTVS:

(i)	propose to the general shareholders’ meeting of Linx and/or its subsidiaries any amendments to the bylaws (except for and solely to the extent determined by applicable legislation);
(ii)	redeem, repurchase, issue or sell any shares issued by it, securities convertible into or substitutable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued, except for the share-based compensation plans of Linx in force as of the date hereof (“Linx’s Plans”), as the case may be;
(iii)	propose to the Linx general shareholders’ meeting the capital reduction or redemption of its shares;
(iv)	approve the acquisition (including by merger, incorporation, acquisition of shares or assets, or in any other way) any interest in assets or any
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business or person that involves a higher amount, individually, than R$ 50,000,000.00 (fifty million reais);

(v)	approve the entry into alliances or joint venture agreements, or any type of similar relationship;
(vi)	approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, present date, in the existing compensation and benefit plans, except if so determined by applicable law;
(vii)	directly or indirectly get involved in any operation, or enter into any agreement with a director, director or its related parties, which are not due to the ordinary course of their business;
(viii)	promote any change in its accounting policies and practices, except if required by law;
(ix)	lease or encumber (including the granting of any option on) any of its assets, except if due to the fulfillment of currently existing contracts and in the regular course of its business;
(x)	except in relation to actions to be taken under existing contracts, assume any obligation or responsibility, enter into new relevant contracts, including: (a) contracts for the sale purchase agreement or sale of its assets, with an amount higher than R$ 5,000,000.00 (five million); or (b) property lease contracts for the head office of Linx, with the exception of existing lease contracts; ;
(xi)	mortgage or pledge any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are defendants and that involve total amounts not exceeding R$ 50,000,000.00 (fifty million reais);
(xii)	take out any loan, issuing debt securities, entering into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx's business and that in any case do not increase the debt of Linx in more than R$ 200,000,000.00 (two hundred million reais); or (b) operations that aim to refinance its indebtedness, without the issuance of convertible or exchangeable securities for its shares;
(xiii)	guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;
12

(xiv)	enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;
(xv)	donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except by the practices already hired and donation to Ten Yad;
(xvi)	enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except if in the regular course of their business;
(xvii)	engage in different commercial activities, except in relation to those incidental necessary for the development of its activities, other than those relating to the Transaction contemplated by this Protocol and Justification;
(xviii)	anticipate the vesting periods of the options, or permanence of the plan, granted under the Linx Plans;
(xix)	approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or administrators of any level, outside the normal course of business; (b) the dismissal of employees outside the normal course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;
(xx)	propose to the general shareholders’ meeting of Linx the approval of the cancellation of its registration as a publicly held company;
(xxi)	enter into any contract or otherwise assume any obligation to any related party; and
(xxii)	agree or undertake to perform any of the acts described above.

7.1.2. Without prejudice to the provisions set forth in Section 7.1, the TOTVS management shall not, until the Closing Date or the date of the refusal by Linx or TOTVS’s shareholders at their respective general shareholders’ meeting, propose at the TOTVS Shareholders’ Meeting the capital reduction or redemption of the shares issued.

7.1.3. In addition, until the Closing Date, Linx or TOTVS shall not have suffered any Material Adverse Change. “Material Adverse Change” means any event, circumstance, effect, occurrence or situation, or any combination thereof, which, individually or collectively, would impact or could reasonably impact the businesses, transactions, assets, properties, commercial or financial condition, or results of Linx or TOTVS, as the case may be, in an amount equal to or above twenty percent (20%) of the gross revenue accrued by Linx or TOTVS in the fiscal year immediately before the fiscal year of the Material Adverse Change; except to the extent that such change or adverse effect has been known by the directors and/or executive officers of the other party who are signatories of this Protocol and Justification, previously to the date hereof, or as a result of (A) adverse economic or foreign exchange effects in the industry in which Linx or

13

TOTVS operate in Brazil; (B) regulatory or other changes that impact the industry in which Linx or TOTVS operates in general, as appliacable; (C) any changes in applicable law or accounting standards generally accepted in Brazil, including any tax reform; (D) any effect that, if subject to reversal before the Closing Date, is reversed before the Closing Date; or (E) effects arising from the new coronavirus pandemic.

7.2. The right to exercise the stock options granted in the context of the Linx’s 2016, 2017 and 2018 Stock Option Plans and Linx’s 2017, 2018, 2019 and 2020 Deferred Share Plans in force as of the date hereof may be, as approved by Linx board of directors, advanced through the Closing Date, in a way that the beneficiaries of the respective plans participate in the Transaction as Linx’s Shareholders.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General Shareholders’ Meetings that will decide on the approval of the Protocol and Justification, are reciprocally dependent legal transactions, such that a transaction is not effective without the others also becoming effective.

7.4. TOTVS, by this Protocol and Justification, is a co-obligor liable with Holding in all the obligations involving Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the Corporate Approvals for the Transaction as set forth in Section 5.1 are obtained, will be jointly and severally liable with Holding for all the payments that may be due by Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value.

7.5. For purposes of the Transaction, TOTVS shall fulfill its registration with the SEC and the Companies shall cooperate between each other in the preparation and filing of the required documents for TOTVS registration and related to the Transaction, including, for purposes of clarification, (i) the preparation and filing of TOTVS registration statement on form F-4 with the SEC, under the terms of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934; and (ii) the obtaining of the consent of auditors and any other third parties for the preparation and filing of the documents required for the registration of TOTVS and the Transaction with the SEC, including (a) the consent of EY as Linx’s independent auditors for purposes of inclusion of their audit reports to Linx’s financial statements in the TOTVS Form F-4; and (b) the issuance of the representation letter by Linx’s management to EY, as TOTVS’s independent auditors, with respect to the pro forma financial information to be included in the form F-4 to be filed by TOTVS with the SEC.

7.6. TOTVS, regarding itself and Holding, and Linx, regarding itself, represent and warrant to each other the following:

(a)	Linx and TOTVS are publicly-held corporations, duly organized and validly existing under the Laws of Brazil. Holding is a corporation, duly organized and existing under the Laws of Brazil, without any activity or liability whatsoever.
(b)	Except for the completion of the transaction under the Association Agreement and Other Covenants originally entered into, on August 11, 2020, and subsequently added, between Linx, STNE Participações S.A. and others, as
14

approved by Linx’s shareholders, to their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already provided in this Protocol and Justification.

(c)	As of the date hereof:
(i)	The TOTVS capital stock is exclusively represented by 577,913,181 common shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising from the share-based incentive plans, as disclosed in the TOTVS Reference Form.
(ii)	The Linx capital stock is exclusively represented by 189,408,960 common shares, all of them paid-up, and there is no outstanding contract or security issued by Linx granting subscription rights, except for the obligations arising from the stock option plans and deferred share plans, as disclosed in the Linx Reference Form.
(iii)	Holding capital stock is exclusively represented by 100 common shares, all of them paid-up, and there is no outstanding contract or security issued by Holding granting subscription rights to any person other than TOTVS.
(d)	The respective audited financial statements for the year ended December 31, 2020 and, in relation to TOTVS and Linx, the most recent Reference Form, as filed and made available from the website of the CVM (Comissão de Valores Mobiliários), properly reflect, as of the date hereof, in all material aspects, the best understanding of the Company’s management with respect to the Company’s businesses, as required by applicable legislation. Linx's most recent annual report, prepared on Form 20-F and filed with the SEC, as well as the information provided to the SEC on Form 6-K, reflect, as of their filing dates, in all material aspects, the best understanding of Linx’s management about its businesses, operations and contingencies at their respective disclosure dates.
(e)	TOTVS has the necessary resources to complete the Transaction.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Except for the provisions set forth in Section 6.7.1, this instrument shall be deemed null and void, not subject to any indemnity or payment from one Party to the other, in the event the Transaction has not been implemented within 18 months as from the date hereof, except if, once the Transaction has been approved by the TOTVS and Linx shareholders, such delay is caused by TOTVS or Katrina, on one side, or Linx, on the other side, or, in addition, their respective managements, in which case the non-

15

defaulting party may, at its sole discretion, (i) postpone the term of 18 months in order to implement the Transaction; or (ii) terminate the Transaction and receive, for losses and damages, the amount of R$150,000,000.00, payable in Brazilian reais, in a single cash installment, within 30 days from the notice in this regard; the non-defaulting Party shall not claim any additional amount by virtue of the non-implementation of the Transaction, as set forth in article 416 of the Civil Code.

8.2. Any of the Parties shall cure or ensure the cure of a violation of any obligations under this Protocol and Justification within 30 days from the date of the notice submitted by the non-defaulting Party in this regard.

8.3. For clarification, the payment by Linx of the penalty referred to in Section 7.1, will result in the option by TOTVS and its management, at its sole discretion, to not proceed with the Transaction. In this event, this Protocol and Justification will no longer be in effect no indemnity or payment shall be due between the Parties.

8.4. Once the Transaction is approved, TOTVS’s management shall perform all the acts required for the implementation of the Merger of Holding, including the cancellation of the registration of Holding with the applicable federal, state and municipal government entities, as well as keeping Holding’s accounting records for the term provided for in the law.

8.5. The applicable documentation will be available to the Companies’ shareholders at the respective head offices from the date of the call notice to the extraordinary shareholders’ meetings of the Companies for resolution on the Transaction, and/or, as the case may be, at the Investor Relations’ websites of Linx (www.ri.linx.com.br) and of TOTVS (www.ri.totvs.com) and on the websites of the Brazilian Securities and Exchange Commission and B3.

8.6. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party which incurred in such expense (provided that TOTVS shall bear the costs and expenses incurred by Holding), including expenses for their respective counsel’s, auditors’, appraisers’ and attorneys’ fees. The income tax levied on the Transaction shall be paid by the respective taxpayers, that is, those that have eventually accrued capital gains by virtue of the Transaction.

8.7. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.8. A possible determination by any court regarding a nullity or uneforceability of any of the provisions set forth in this Protocol and Justification shall not impair the validity or enforceability of the other provisions, which shall be fully complied with, and the Companies agree to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-enforceable.

8.9. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed a waiver or novation and shall not

16

affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.10. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the signatories is prohibited.

8.11. This Protocol and Justification, signed together with two witnesses, is an extrajudicial executive title in accordance with the laws of Brazil, for all legal effects.

9. Applicable Law and Settlement of Disputes.

9.1. This Protocol and Justification shall be construed and governed by the laws of Brazil.

9.2. Settlement of Disputes. Any and all conflicts or disputes arising from this Protocol and Justification, including any matter relating to the existence, violation, validity, interpretation, compliance, non-performance, termination and dispute (“Dispute”), shall ultimately be settled by means of arbitration to be administered by the Market Arbitration Chamber – Câmara de Arbitragem do Mercado (“CAM”) in conformity with the CAM’s Arbitration Rules in effect on the arbitration request date (“Regulation”), except for the changes set forth herein.

(a)	The arbitration shall be conducted by three arbitrators ("Arbitration Tribunal"), one of them being appointed by the claimant and/or the other by the defendant, in accordance with the Regulation. If there is more than one claimant and/or more than one defendant, the claimants and/or defendants must indicate together their respective arbitrator. The third arbitrator will be then mutually appointed by the two arbitrators, who will serve as the president of the Arbitration Tribunal. In case any of the three arbitrators is not appointed within the period provided for in the Regulation, it shall be for the CAM to appoint them according to the Regulation. Any and all disputes with respect to the indication of arbitrators by the parties, as well as the choice of the third arbitrator, shall be settled or resolved by the CAM. The Parties waive the application of any provision of the Regulation limiting the appointment of the single arbitrator, co-arbitrator or president of the Arbitration Tribunal to the list of arbitrators of CAM.
(b)	The arbitration will be conducted in the city of São Paulo, state of São Paulo, Brazil, the place in which the arbitration award will be rendered. The language of the arbitration shall be Portuguese.
(c)	Brazilian law shall be applicable to the clause of this arbitration. The Arbitration Tribunal shall judge the merits of the Dispute in accordance with the applicable Brazilian law and shall not judge by equity.
(d)	The Arbitration Tribunal shall have authority to grant urgent, temporary and final reliefs deemed appropriate to protect the parties’ rights, including those directed to the specific performance of the obligations set forth in this Protocol
17

and Justification. Any order, decision, determination or judgment entered by the Arbitration Tribunal shall be deemed as final and binding upon the parties and their successors, who expressly waive any appeal thereon. The arbitration award may be enforced by any court authority with jurisdiction over the over the parties and/or their assets.

(e)	Each party shall assume the respective costs and expenses incurred with the arbitration, including attorneys’ fees and technical experts’ fees. During the arbitration, the parties shall equally apportion the costs and expenses, which cannot be specifically attributed to one of the parties, such as the arbitrator’s fees, CAM’s administrative fees and hearing costs. The arbitration award shall attribute to the defeated party or to both parties, in the proportion in which their intentions are not accepted, the final responsibility for the costs of the proceeding, including loss of suit expenses.
(f)	Exclusively for purposes of obtaining urgent reliefs for protection and safeguard of the rights arising from the implementation of the Arbitration Tribunal, provided that such act is not deemed a waiver to the arbitration, as well as with respect to any legal measures authorized by Law 9307/96, the Parties elect the City of São Paulo, State of São Paulo, to the exclusion of any other, however privileged it may be. Any relief granted by the Judiciary Branch must be promptly informed to the arbitration institution by the party requesting such relief. The Arbitration Tribunal, once established, may review, maintain or revoke the reliefs granted by the Judiciary.
(g)	The arbitration shall be conducted on a confidential basis and any arbitration element (including, but not limited to, any claims, declarations, verbal representations and decisions) shall not be disclosed to persons other than the Arbitration Tribunal, CAM, the parties, respective lawyers, legal, regulatory, financial, accounting advisors or similar advisors, and/or any person deemed necessary to the conduction of the arbitration, except for and to the extent that (i) the obligation to disclose this information is determined by applicable law; (ii) the disclosure is deemed necessary so one of the Parties is able to seek any right; or (iii) the disclosure is deemed necessary so that one of the Parties is able to seek performance or suspension of the arbitration award before the Judiciary Branch. Any and all disputes arising from the obligation of confidentiality set forth herein shall be finally settled by the Arbitration Tribunal pursuant to this clause.
(h)	If two or more disputes arise out of this Protocol and Justification and/or any other Transaction Document, settlement of such disputes may occur through a single arbitration proceeding. Before the institution of the Arbitration Tribunal, CAM will consolidate such disputes in a single arbitration proceeding, pursuant to the Regulation. After the institution of the Arbitration Tribunal, in order to more easily resolve related disputes, the Arbitration Tribunal may, at the request of one of the parties, consolidate the arbitration proceeding with any other pending arbitration proceeding involving the resolution of disputes
18

arising out of this Protocol and Justification and/or any other document related to the Transaction. The Arbitration Tribunal will only consolidate the proceedings if (i) they involve the same parties; (ii) there are actual and/or legal matters in common between them; and (iii) consolidation, under these circumstances, will not result in losses resulting from unreasonable delays to settle the disputes. The authority to determine the consolidation of proceedings and conduct such consolidated proceeding will be attributed to the Arbitration Tribunal instituted first. The decision of consolidation shall be final and binding upon all the parties involved in the disputes and arbitration procedures subject matter of the consolidation order.

In witness whereof, the directors of the Companies execute this Protocol and Justification in 4 counterparts of the same content and form and for one sole effect, together with two witnesses below.

São Paulo, [=] [=], 2020.

(remainder of this page intentionally left blank)

19

(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Directors of TOTVS S.A.
_____________________________________ Laércio José de Lucena Cosentino	_____________________________________ Gilberto Mifano

20

(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Management of Linx S.A. Independent DIRECTORS
_____________________________________ João Cox	_____________________________________ Roger de Barbosa Ingold
21

(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Management of Katrina Participações S.a. EXECUTIVE OFFICERS
_____________________________________ Dennis Herszkowicz	_____________________________________ Gilsomar Maia Sebastião

22

Annex 4.4 of the Protocol and Justification

Appraisal Report of Linx’s Shares and Appraisal Report of Holding

23

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Please refer to Portuguese version.

Deloitte.

TOTVS S.A.

Business Valuation Report

Base date: June 30, 2020

Deloitte Touche Tohmatsu Consultores Ltda.

Confidential
© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

TOTVS S.A.

Deloitte.

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Deloitte Touche Tohmatsu
Consultores Ltda.
Av. Dr. Chucri Zaidan 1.240
São Paulo – SP - 04711-130
Brasil
Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-1643
www.deloitte.com.br

September 29th, 2020

To
TOTVS S.A.

Att: Gilsomar Maia Sebastião

Ref.: Business Valuation Report of Linx S.A.

Dear Sirs,

As requested, we have performed the services related to the Business Valuation of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30th, 2020. We understand that the purpose of this study is to support the Management of TOTVS S.A. ("**TOTVS** " or "**Client**") in the capital increase process ("Capital Increase") resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("Katrina"), in compliance with Article 8 of the Law nº 6,404/76.

No other purpose can be implied or inferred, being this document intended for the your restricted use exclusively for the purpose described above.

METHODOLOGY

The Income Approach was adopted in **Linx**'s valuation, based on the future cash flow discounted to present value methodology. This method is based on the concept that the economic value of a business is directly related to the present value of the net cash flows generated by its operations in the future.

Confidential

Deloitte refers to a Deloitte member firm, one of its related entities, or Deloitte Touche Tohmatsu Limited ("DTTL"). Each Deloitte member firm is a separate legal entity and a member of DTTL. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our network of member firms in more than 150 countries and territories serves four out of five Fortune Global 500® companies. Learn how Deloitte's approximately 312,000 people make an impact that matters at www.deloitte.com.

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

1

Deloitte Touche Tohmatsu Consultores Ltda.

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VALUATION RESULT

Based on the scope of our analysis, adopted methodology, assumptions, considerations and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Bene	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

We remain at your service for any further clarification that you may require.

Sincerely,

DELOITTE TOUCHE TOHMATSU
Consultores Ltda.

Please refer to Portuguese version signed by:

Marcela Yamamoto
Partner

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

2

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Index

Important Notes	04
Market Context	07
Brief Company and Transaction Description	10
Valuation Methodologies	18
Received Documents	21
Discount Rate	24
Projections and Assumptions	27
Valuation Results	36
Appendix	38

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

TOTVS S.A.

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Important Notes

Confidential
© 2020. For information, contact Deloitte Touche Tohmatsu Limited.
TOTVS S.A.

Important Notes

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1. Deloitte Touche Tohmatsu Consultores Ltda. ("Deloitte Consultores") has been engaged by TOTVS S.A. ("**TOTVS**" or "**Client**") to prepare this business valuation report of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30, 2020. The purpose of the report is to support **TOTVS**' Management in the capital increase process ("Capital Increase"), resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("**Katrina**"), in compliance with Article 8th of the Law nº 6.404/76.

2. During the course of our work and considering the limitations of access to information and to **Linx**'s Management, our work was based, among others, on **Company**'s public data, market information and information provided by **TOTVS**' Management, as follows: (i) **Linx**'s audited financial statements as of December 31, 2018 and 2019's and June 30, 2020; (ii) Financial Model including **Company** Business Plan and economic value calculation (Valuation) on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management; (iii) **Linx** research reports prepared and covered by equity research analysts; (iv) discussions with **TOTVS**' Management related to **Linx**'s business historical performance and future expectations; and (v) Deloitte Consultores database and other public information. Details of documents analyzed and used in our work are described in the chapter "Documents Received".

3. Our engagement did not include any independent verification of the data and information provided by the **TOTVS**' Management or public information about the **Company**, nor did it constitute an audit as per generally accepted auditing standards. Accordingly, we are not rendering any opinion on the financial statements of **Linx** or on the information provided and/or made available.

4. The estimates and projections discussed with **TOTVS**' Management, particularly those which occurrence depends on future uncertain events, reflect the best assessment of its Management regarding the performance of **Linx**'s business operations and its market in the future.

5. It is important to emphasize that Deloitte Consultores is not responsible for, nor does it provide any guarantees with respect to attainment of, the projections contained in this Report, as those are based on strategic plans and expectations of **TOTVS**' Management and the Market regarding **Linx**'s business future performance.

6. This Report does not represent any proposal, request, advice or recommendation of investment, acquisition or sale of the **Linx**'s shares. Such decision is the sole and exclusive responsibility of **TOTVS**' Management, its shareholders and **Linx** shareholders.

Confidential
© 2020. For information, contact Deloitte Touche Tohmatsu Limited.
TOTVS S.A. 5

Important Notes

Free Translation – For readers' convenience only. Please refer to Portuguese version.

7. **TOTVS'** and **Katrina**'s Managements and Shareholders must carry out their own analyzes in order to establish their opinions on the potential Transaction's risks and benefits, including analysis on the possible stock exchange transaction and on **Linx**'s market value. Therefore, Deloitte Consultores, its partners and employees are not responsible for direct or indirect losses, or damages for loss of profits that may result from the use of this Report.

8. This Report was prepared to support **TOTVS**' Management in the Capital Increase process resulting from the upstream merge of **Linx** into **Katrina**, in compliance with Article 8th of the Law nº 6.404/76. Except for the above-mentioned purposed, this Report is not intended for general circulation, nor can it be reproduced or used with any purpose than that other aforementioned without our previous written authorization. We assume no responsibilities or contingencies for damages caused or fortuitous loss incurred by any of the parties involved as a result of the circulation, publication, reproduction or use of this document with a purpose different from defined in this Report and in our technical and commercial Proposal.

9. All parties that will have access to this Report within the scope of the Capital Increase process, other than our Client, are referred as "Users" and they cannot use the result of our work (Report) for their own benefit, decision making or any other purpose. Our Client is responsible to inform all restrictions on the use of this Report and conditions of confidentiality determined in our Proposal to Users.

10. We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, and to reconsider our estimate of **Linx**'s economic value, in light of any information that comes to our knowledge after the issue of this Report.

11. Our valuation is based on the prevailing economic, market and other conditions as at the base-date. Such conditions can change significantly over relatively short periods of time. The situation is continuing to evolve, and many uncertainties remain as to the effect the COVID-19 crisis will have on **Company** and broader domestic and global economies, which is a constantly evolving situation. Our valuation work relies, in part, on publicly available information, **TOTVS'** Management forecasts and other information provided by management in relation to the effect COVID-19 will have on **Linx**. Accordingly, it is not possible for our valuation to fully identify and quantify the impact of all COVID-19 related uncertainties and implications. Changes to market conditions could substantively affect **Linx**'s operations and our economic value estimate. Unless requested, we will not update our valuation for any subsequent information or events.

Confidential
© 2020. For information, contact Deloitte Touche Tohmatsu Limited.
TOTVS S.A. 6

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Market Context

Confidential
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TOTVS S.A.

Market Context

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Brazilian Software and IT market

According to Brazilian Association of Software Companies (ABES), Brazilian Information Technology (IT) ranked as the ninth-largest Market in the world and, first-largest market in Latin America.

Brazilian IT Market is very segmented in which IT services and software sector plays a relevant role. According to ABES, in 2017 the Brazilian market was responsible for 1.6% of IT services and software sector global sales. In 2018, Brazilian market volume grew approximately 6.8%, according to IBGE publication.

Brazilian Market expects IT and software services segment will continue to expand for the upcoming years, leveraged mainly by technology substitutions and digitalization, which will consequently boost demand as companies will require technology and software development and implementation support. A survey by Logicalis in late 2018, revealed that 81% of CEOs consider IT services and software relevant to their business in the next three to five years.

This trend has been confirmed as Brazilian companies are investing in more operationally flexible technologies, hence, more efficient costs. Consequently, investments in cloud, services, Software-as-a-Service (SaaS), Hardware-as-a-Service (HWaaS), are among other tools are expected.

IT sector vs Brazilian GDP Historical Growth

Based on IBGE research, IT sector has consistently presented a growth higher than Brazilian economy over the last ten years.

IT sector and Brazilian economy historical growth are shown in the chart below, based on comparison between IT companies net operating revenue (data from Annual Service Survey prepared by IBGE) and Brazilian GDP (also disclosed by IBGE) from 2008 to 2018.

Brazilian GDP had an average annual growth rate of 1.1% p.a., in real terms, while the IT sector grew by 6.6% p.a., in real terms, an average growth rate of approximately 5.5% p.a. above Brazilian economy.

IT Enterprises Net Revenue Growth vs Brazilian GDP

CAGR: 6.6%
CAGR: 1.1%
13.6%
9.4%
9.7%
8.9%
7.8%
9.4%
3.1%
0.1%
-0.5%
8.4%
5.1%
-0.3%
7.5%
2.7%
0.9%
3.0%
0.5%
-3.5%
-3.3%
1.0%
1.1%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Brazilian GDP variation - in real terms
IT Net Revenue variation - in real terms

Source: IBGE and Deloitte Analysis.

Confidential
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TOTVS S.A. 8

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Market Context

Brazilian IT Sector Perspectives

Projections for the brazilian IT sector

Overall, COVID-19 pandemic had a negative impact on the IT market in early 2020, as many companies postponed or suspended their IT investments. However, some segments have benefited from COVID-19 pandemic, as a result of some economy sectors digitalization process.

Despite current pandemic crisis, expectation for Enterprise Resource Management (ERM), Services Applications and Digital Commerce, software markets remain positive in accordance with data projected by International Data Corporation (IDC), sectors that are addressable by **Linx**.

Therefore, he domestic IT industry is expected to continue to grow at a faster pace than Brazilian economy in the long run, since technology tends to drive economic growth and boost traditional industry and commerce.

IT Market Projected Growth

ERM, Service Applications and Digital Commerce

9.5%
8.8%
7.8%
1.7%
2021
2022
2023
2024

Source: **TOTVS**' Management and International Data Corporaton (IDC).

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TOTVS S.A. 9

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Brief Company and Transaction Description

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TOTVS S.A.

Brief Company and Transaction Description

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TOTVS S.A.

Founded in 1983, **TOTVS** is a publicly-held Brazilian technology corporation, focused on the development and commercialization of management software and productivity and collaboration platforms.

Additionally, **TOTVS** serves companies of all sizes by providing business solutions of implementation, consulting, advisory and maintenance, e-commerce and mobility services for many sectors such as service providers, distribution, hospitality, manufacturing, agribusiness, health, educational, logistics, construction, financial services, retail and legal. **TOTVS** has physical and digital presence, based on broad reach distribution model.

With a global footprint, **TOTVS** is present in more than 40 countries through branches and development centers, servicing companies from different business segments.

TOTVS has an ecosystem portfolio based on three dimensions:

- Management: ERP and key processes automation and all business areas integration technologies.
- Techfin: Credit and payment solutions to streamline customers' access to financial services through technologies and data.
- Business Performance: E-commerce, OMS, and CRM solutions, among others.

Linx S.A.

Founded in 1985, **Linx**, a publicly-held corporation who provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, TEF (Electronic Funds Transfer) connectivity solutions, e-commerce, CRM (Customer Relationship Management), OMS (Order Management System) and payment methods services, mainly focused on the retail segment.

In 2013, **Linx** went public on São Paulo Stock Exchange ("B3"), listed in the "Novo Mercado" segment and, in 2019, **Linx**'s shares were listed on New York Stock Exchange ("NYSE"), trough American Depositary Shares ("ADS").

Linx has three main revenue lines, namely: (i) subscription revenues (recurring); (ii) service revenues (non-recurring); and (iii) sub-acquirer revenues (Linx Pay). Revenue lines description are detailed as follows:

- Subscription revenue: recurring revenue from software usage rights to customers (in the **Linx** cloud infrastructure), technology support services, helpdesk, equipment rental, software hosting, use of **Linx** tools and customer support teams and connectivity services.
- Service revenue: revenue considered as non-recurring, including implementation services including customization, training, among others.
- Sub-acquirer revenue: revenue from processing credit and debit card transactions being recognized as Linx Pay.

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TOTVS S.A. 11

Brief Company and Transaction Description

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Linx S.A. (cont.)

Linx holds direct investments in two the companies, as follows:

Linx S.A.
99.9%
99.9%
Linx Sistemas e Consultoria Ltda.
Linx Telecomunicações Ltda.

Source: **Linx** Financial Statements.

Brief Transaction Description

On August 14th, 2020, **TOTVS** announced to its shareholders and to the market that they have presented proposal to acquire **Linx**, comprising of shares exchange and cash payment, through the upstream merge of **Linx** in a structure where **TOTVS** would become the parent company of **Linx**.

If approved by **Linx** and **TOTVS** shareholders and by the Administrative Council for Economic Defense (CADE), the Transaction will result in exchange of 1 share of Linx per 1 share of **TOTVS**, plus the payment of R$ 6.20 for each **Linx** share. Trough this operation, **Linx** shareholders would hold approximately 24% of the total and voting capital of **TOTVS**.

Considering **TOTVS** share price on the announcement date, **TOTVS** proposal represents a price for each **Linx** share of R$ 34.09, equivalent to approximately R$ 6.1 billion.

The Transaction is seen by **TOTVS** as a way to expand its business, as they consider **Linx** businesses highly complementary to its portfolio.

The Transaction would be structured via a Capital Increase by **TOTVS** into its wholly-owned subsidiary **Katrina**, resulting from the upstream merge of **Linx**.

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TOTVS S.A. 12

Brief Company and Transaction Description

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Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information

Linx's operating revenue refers manly to Software as a Service (SaaS) solutions on an end-to-end platform and deployment and digital project solutions (OMS and e-commerce platform). From 2018 to June 2020, recurring SaaS revenue represented on average 80.5% of total gross revenue.

In the second quarter of 2020, recurring revenue stood out by contributing to maintain total operating revenue level during pandemic crises, as a result of retailers digital transformation process acceleration. Furthermore, **Linx** inorganic growth through acquisitions also contributed to preserve recurring revenue growth in the first two quarters of 2020 .

COGS increased in 2019 mainly due to the consolidation of the costs from acquired companies in 2019.

SG&A expenses increased in 2019 as result of the consolidation of the costs from acquired companies, accounting reclassifications between "general and administrative expenses" and "sales and marketing expenses" resulting from expenses nature reassessment, provisions for management bonuses and expenses related to SOX requirements compliance.

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TOTVS S.A. 13

Brief Company and Transaction Description

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Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Depreciation and amortization expenses increased due to IFRS 16 adoption and past acquisitions intangible assets amortization.

Research and development (R&D) expenses increased in 2019 mainly due to companies acquisitions consolidation and investments in R&D team to strengthen **Linx** portfolio with new offers connected to Linx Digital and Linx Pay Hub, maintaining same strategy for the first two quarters of 2020.

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TOTVS S.A. 14

Brief Company and Transaction Description

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Company's Balance Sheet. (Audited)

(R$ million)

Assets	12/31/2018	12/31/2019	Base date 06/30/2020
Cash and cash equivalents	50	76	43
Financial assets	413	902	572
Trade accounts receivable	167	277	322
Recoverable taxes	35	23	32
Other assets	43	23	42
Total current assets	**709**	**1,300**	**1,011**
Financial assets	-	2	15
Trade accounts receivable	3	11	15
Deferred taxes	4	3	3
Recoverable taxes	-	5	6
Other assets	7	26	23
Total long-term assets	**15**	**48**	**62**
Net fixed assets	74	82	105
Net intangibles	850	1,009	1,197
Right-of-use	-	124	110
Total fixes assets	**924**	**1,216**	**1,412**
Total assets	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Company's cash and cash equivalents increased in 2019 due to funds inflow, raised through public offering on NYSE carried out in June 2019 and partially offset by the acquisitions made.

In 2020, cash levels reduced due to payment of acquisitions and share repurchase program. The average return on cash as of base date was 89.2% of CDI (Interbank Certificate of Deposit Rate).

In 2019, accounts receivable amount was affected by Linx Pay operations in proportions similar to the liability related to Linx Pay activities.

Intangible assets increased in 2019 and 2020 due to higher spending on capitalized research and development (R&D) to strengthen **Linx** portfolio with new offers connected mainly to Linx Digital and Linx Pay Hub and acquisitions such as Hiper, Millennium, SetaDigital, PingPag, and Neemo.

Additionally, IFRS 16 implementation in 2019 explains right-of-use asset account.

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TOTVS S.A. 15

Brief Company and Transaction Description

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Company's Balance Sheet. (Audited)

Liabilities	12/31/2018	12/31/2019	(R$ million) Base date 06/30/2020
Loans and financing	41	41	55
Lease payable	-	47	41
Suppliers	14	24	30
Labor liabilities	44	51	79
Taxes and contribution payable	13	23	20
Income tax and social contribution	1	4	5
Accounts payable for acquisitions of subsidiaries	57	43	69
Deferred revenue	40	36	29
Dividends payable	3	10	0
Other liabilities	8	10	23
Accounts payable for comercial organizations	-	80	90
Total current liabilities	**221**	**370**	**440**
Loans and financing long-term	209	169	147
Lease payable	-	79	68
Labor liabilities	-	2	2
Accounts payable for acquisitions of subsidiaries	55	40	37
Deferred taxes	73	84	83
Advance for future capital increase	-	-	0
Deferred revenue	19	6	4
Provision for contingencies	11	20	20
Other liabilities	2	5	2
Total long-term liabilities	**370**	**404**	**364**
Capital	488	645	645
Capital reserves	370	1,166	1,151
Treasury shares	179	(226)	(312)
Period profit	-	-	(6)
Additional dividends proposed	22	10	-
Other comprehensive income (loss)	(3)	(6)	0
Profit reserves	-	201	202
Shareholders' Equity	**1,057**	**1,790**	**1,680**
Total liabilities and shareholders' equity	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Linx's debt comprises BNDES loans, accounts payable from past acquisitions of assets and companies and leasing. The average cost of debt as of base date was 117.5% of CDI (Interbank Certificate of Deposit Rate).

Accounts payable for acquisitions of subsidiaries refer to amounts due to the former owners of acquired companies.

Accounts payable to commercial organizations refer to the sub-acquirer operation of Linx Pay segment and its subsidiaries.

The main components of deferred tax balance refers to temporary and permanent differences generated by goodwill and intangible assets tax amortization, in addition to tax loss carry forward.

With IFRS 16 adoption, right-of-use assets were recognized and presented separately in the balance sheet, with its counterpart booked on lease payable account.

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TOTVS S.A. 16

Brief Company and Transaction Description

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Linx's share price traded on the capital market

In addition to **TOTVS** offer, **Linx** shareholders received on August 11, 2020, an offer from Stone Co. ("Stone"), where 90% would be paid in cash to **Company**'s shareholders and remaining amounts in Stone shares traded on NASDAQ - Nasdaq Stock Market. The offer value is equivalent to R$ 33.76 per share, considering Stone's share price on August 7th, 2020.

On September 1st, 2020, Stone announced to market that they have signed proposal amendment, increasing offered value to R$ 31.56 plus 0.0126774 in Stone Class A common shares for each **Linx** share, increasing total offering value to R$ 35.10, based on the closing price of Stone's shares on August 31st, 2020.

The chart below presents the evolution of **Linx** share price in the last 12 months, highlighting shares value after receiving acquisition offers from **TOTVS** and Stone:

Linx share price (R$)

45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
09/23/19
10/07/19
10/21/19
11/04/19
11/18/19
12/02/19
12/16/19
12/30/19
01/13/20
01/27/20
02/10/20
02/24/20
03/09/20
03/23/20
04/06/20
04/20/20
05/04/20
05/18/20
06/01/20
06/15/20
06/29/20
07/13/20
07/27/20
08/10/20
08/24/20
09/07/20
09/21/20
Average price from August 11, 2020 R$ 35.48
Linx S.A. (BOVESPA:LINX3)

Source: Capital IQ.

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TOTVS S.A. 17

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Valuation Methodologies

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TOTVS S.A.

Valuation Methodologies

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	Income Approach	Asset Approach	Market Approach
Application	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.	• Used to appraise holding companies or businesses no longer capable of generating an adequate return on investment, in which case they should be liquidated.	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.
Methods	• Discounted cash flow: Company's future operating cash flows discounted to present value. • Capitalization of profits: normalized historical profits are capitalized by index (capitalization rate).	• Appraisal of assets and liabilities at liquidation or market value, and adjustment of the **Company**'s equity accordingly.	• Guidelines Public Companies: application of market multiples obtained from the capital market (e.g. share price/earnings). • Guidelines Transaction Multiples: refers to past transactions involving comparable companies to obtain the price paid/sales, EBITDA, etc.
Main Advantages	• Considers the most relevant and intrinsic aspects of the business. • Accepted worldwide as the most complete and suitable method.	• Easy to apply.	• Reference to market parameters. • Provides best value estimate in the case of acquisition of shareholding control.
Main Disadvantages	• Assumptions and projections may involve a high degree of subjectivity. • Appropriate discount rate calculation. • Relevant residual value (perpetuity).	• Does not reflect the **Company**'s potential value. • Not suitable for appraising intangible assets.	• Data not always available to the public. • Difficulty in determining the comparability of guideline data. • Difficulty in defining a sample of guideline companies.

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TOTVS S.A. 19

Valuation Methodologies
Discounted Cash Flow

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Considering the objective of the study, the expectations of profit and cash generation in the future and even though the **Company**'s shareholders do not intend to close their operating activities, the Income Approach was adopted in **Linx**'s valuation, based on the future cash flow methodology discounted to present value, as shown below:

This method considers that the economic value of a business is directly related to the present value of the net cash flows generated by the profitability of its operations in the future.

Deloitte
Experience
Expertise
Historical analysis
Search
Knowledge
Client
BUSINESS PLAN
Strategy
Operations
Market
Investments
Projections Year ...
Projections Year 2
Projections Year 1
Net Operating Revenue
(-) Operating Costs and Expenses
(+) Depreciation and Amortization
(=) EBITDA
(-) Financial Outcome
(-) Income Tax
(-) Capex
(-) Working Capital
Free Cash Flow to Equity
Residual Value
Based on the balance of net PP&E subject to compensation.
Discount Rate
Enterprise Value
Net Debt
Equity Value

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TOTVS S.A. 20

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Received Documents

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TOTVS S.A.

Received Documents

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Considering the access limitations to **Linx**'s Management and information, during our work, estimates, assumptions and considerations were based on public data and information provided by **TOTVS**' Management.

Consulted public data and documents include, among others, the following:

- **Linx**'s audited financial statements as of December 31st, 2018, and 2019 and June 30th 2020.
- Earnings releases and quarterly results presentations released by **Linx**'s Management from Q1 2018 to Q2 2020.
- **Linx** interactive spreadsheets, including Balance Sheet, Income Statement, Cash Flow Statement, and operating data from December 31st, 2018 to June 30th, 2020.
- 20-F Report submitted to the United States Securities and Exchange Commission (SEC) in May and June 2020 for year ended on December 31st, 2019.
- **TOTVS** market announcements and Material Facts related to proposed acquisition of **Linx**.
- Public data of **Linx**'s share price and share volume.
- Central Bank of Brazil (BACEN) macroeconomic indicators projections.
- Deloitte Consultores database and other public information.

The information and documents provided by **TOTVS**' Management include, among others, the following:

- Financial Model including **Company** Business Plan and economic value calculation (Valuation), on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management.
- **Linx** research reports prepared and covered by equity research analysts, such as: Credit Suisse, Goldman Sachs, Itaú BBA, J.P. Morgan, Morgan Stanley, Bradesco BBI, BTG Pactual, and Santander.
- PDF File with inputs used by Itaú BBA to calculate discount rate applied in **Linx** consolidated operations valuation.
- Calculation worksheet including Research and Development expense reconciliation made in **Linx** Business Plan.
- Calculation worksheets with inputs used by **TOTVS** to calculate discount rate applied in its investment analysis and impairment test, as of December 31st, 2019, March 31st, 2020, and June 30th, 2020.
- ERM, Services Applications, and Digital Commerce segment information and projections prepared by International Data Corporation (IDC).
- Information of cost and expenses synergies applicable to market participants considered in **Linx** valuation.
- Tax amortization benefit feasibility information as a result of eventual assets and liabilities step up and goodwill amortization, that would be be generated in the proposed Transaction, considering proposed corporate structure.

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TOTVS S.A. 22

Received Documents

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Received Documents (cont.)

- Purchase price allocations benchmark information from past acquisitions performed by **TOTVS**, as follows: (i) royalty rates applied to evaluate Brands and Software; (ii) intangible assets useful life identified and valued in previous acquisitions; (iii) customer portfolio retention rate (churn-rate) analysis; (iv) training time and recruitment costs data to calculate workforce value; (v) workforce percent of net revenue; (vi) **Linx** software useful life estimate.

In addition to the use of the information and documents previously mentioned, we held meetings with **TOTVS** Management, aiming to gather information which could improve our understanding of operational process and acquired intangible assets, as well as to discuss main assumptions and considerations adopted in **Linx** economic value analysis and estimate.

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TOTVS S.A. 23

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Discount Rate

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TOTVS S.A.

Discount Rate

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Discount Rate		
WACC* = Ke(E/(E+D)) + Kd(1-tax)(D/(D+E))		
CAPM = Rf + β(ERP) + CRP + SP + CSRP**		
Risk Free Rate (Rf)	1.76%	(a)
Equity Risk Premium (ERP)	6.75%	(b)
Beta β	0.80	(c)
Country Risk Premium (CRP)	2.24%	(d)
Nominal Cost of Equity (CAPM) - US$	**9.39%**	
CPI (US Inflation)	1.61%	(e)
Brazilian Inflation	3.50%	(f)
Nominal Cost of Equity (Ke) - R$	**11.43%**	
Nominal Cost of Debt (Kd)* - R$**	**3.54%**	
% Equity (E)	96.2%	(g)
% Debt (D)	3.8%	(h)
Nominal WACC - R$	**11.13%**	

*Weighted Average Cost of Capital
**Capital Asset Pricing Model
***Net of Income Tax

Notes:

a. It represents the return required by the investor for investments in conceptually risk-free securities (Risk Free). The historical arithmetic mean of the last 12 months of the rates offered by the US Government (20-year US T-Bond) was adopted as a risk-free rate parameter. Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

b. Represents the return in excess of the risk-free rate that an investor would demand for investing in the capital market (Equity Risk Premium) due to the risks involved. The average premium offered by the shares (appreciation and dividend payouts) of large U.S. corporations since 1926 was adopted. Source: Deloitte Analysis.

c. Represents the risk associated with the company or industry under consideration. In calculating Beta, the average unleveraged Beta of companies engaged in the same business market as the **Company** was used, based on their individual capital structure and income tax rate. The average Beta was then leveraged by referring to the average capital structure of industry and by Brazil's Income Tax and Social Contribution rate. Source: Capital IQ and Deloitte Analysis.

d. Represents the additional premium required by the institutional investor to invest in Brazil (Country Risk Premium). In this case, the arithmetic average spread between U.S. and Brazilian Government bonds with similar terms to maturity over the last 12 months was adopted. Source: Capital IQ and Deloitte Analysis.

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TOTVS S.A. 25

Taxa de Desconto

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Notes: (cont.)

e. Represents US long-term annual inflation calculated based on the embedded inflation expectation in long-term securities (20-year US T-Bond) offered by the US Government, which have yields indexed to the CPI (Consumer Price Index). Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

f. Represents the Brazilian long-term annual inflation rate, calculated based on market's expectations. Source: Banco Central do Brazil on June 30th, 2020.

g. Company's cost of debt was calculated based on its average funding cost, net of income tax and social contribution. Source: **Company's** Financial Statements and Deloitte Analysis.

h. The financial leverage was calculated based on the arithmetic average of the debt/equity ratio for a sample of comparable companies in the same segment. Source: Capital IQ and Deloitte Analysis.

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TOTVS S.A. 26

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Projections and Assumptions

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TOTVS S.A.

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Projections and Assumptions

General Assumptions

The main assumptions adopted in this study are described as follows:

- Valuation base dare is June 30th, 2020.
- Unless otherwise mentioned, numbers are expressed in millions of Reais (R$ millions).
- The projections were made in nominal terms in Reais (BRL), i.e. projections comprise future inflationary effects.
- Cash flows were projected from July 1st, 2020 to December 31st, 2029.
- Residual value was based on perpetuity of projected cash flow for the last year at present value, adjusted for required working capital and CAPEX levels, applying a nominal growth of 6.5% p.a..
- This valuation was based on **Linx** operational results projected on a consolidated basis, and therefore, non operating assets and liabilities were added or deducted from **Linx** enterprise value, in order to estimate **Company**'s economic value.
- Projections were based on public data made available by **Linx**'s Management, on research analysts estimates (who cover **Linx** shares and performance) and **TOTVS** Management, , supported by its financial advisor, future perspectives over **Linx** operations performance and potential synergies that can arise from Transaction.

- Macroeconomic assumptions adopted in **Linx** projections are presented as follows:

Macroeconomics Indicators	2020	2021	2022	2023	2024 on
IPCA (inflation)	1.63%	3.00%	3.50%	3.50%	3.50%
IGP-M (inflation)	6.15%	4.00%	3.90%	3.50%	3.50%
GDP Growth	-6.60%	3.50%	2.50%	2.50%	2.50%
TJLP (long-term interest rate)	4.94%	4.94%	4.94%	4.94%	4.94%

Source: Focus projections as of June 30, 2020, by Brazilian Central Bank.

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TOTVS S.A. 28

Projections and Assumptions

Gross Revenue

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Gross Revenue

Linx's Gross Revenue comprises "Recurring Revenue", "Service Revenue" and "Linx Pay" (sub-acquirer revenue) service lines.

- **Linx**'s revenue has been driven by software market and inorganic growth achieved through acquisitions and market solutions consolidation strategy.
- During the first semester of 2020, **Linx** recurring revenue was positively impacted by retailer digitalization trend, driven by pandemic environment. To meet its customers' digital transformation demand, **Linx** focused on less customized solutions but with faster setup, increasing recurring revenue base.
- Service revenue line, which grew strongly in 2019 due to implementation of new projects (mainly linked to Linx Digital), was negatively impacted by the pandemic in the first semester of 2020.

Linx revenues were projected separately, as described as follows:

- Recurring revenue:
  - From July to December 2020, recurring revenue was projected based on the historical average semiannual seasonality of recent years, considering a 6.7% growth over actual revenue of the first semester of 2020.
  - From 2021 on, recurring revenue projection was based on high customer retention rate of 99.1%, observed in recent years, and as reported by **Company**, and market growth projected by International Data Corporation - IDC.
  - From 2021 to 2023, Linx Digital solutions for e-commerce (such as omnichannel solutions, marketplace, among others) is expected to contribute to **Company** market share increase.
  - From 2024 on, **Company** is expected to follow market growth trend, reaching expected long term growth in 2029.
- Service revenue:
  - From July to December 2020, considering pandemic environment, service revenue is expected to maintain revenue levels observed in the first semester of 2020.
  - From 2021 on, a recovery in software implementation services volume is expected, in addition to Linx Digital growth, which should contribute to **Company** achieving market growth in the long term.
- Linx Pay revenue:
  - In early 2020, **Linx** Management revised its initial perspectives - made when Linx Pay was launched - of Lix Pay future performance.
  - Therefore, Linx Pay's revenue projection was based on research analysts reviewed estimates of its performance and on first semester 2020 actual revenue.

Confidential
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TOTVS S.A. 29

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Projections and Assumptions

Gross Revenue and Deductions

Gross Revenue (cont.)

- Considering the perspectives of economic recovery in 2021 and payment market expected growth, an increase in Linx Pay market share was estimated, in conjunction with take rate reduction, stabilizing by 2024.

- According to IDC data, software market is expected to resume growth in 2022 (~8%) reflected in **Linx**'s revenue projections.
- **Company** projected gross revenue, on a consolidated basis, are as follows:

Gross Revenue (R$ million)

15.4%
10.3%
10.5%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
784
905
998
1,103
1,255
1,405
1,541
1,676
1,823
1,984
2,136
2,274
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Recurring
Non-Recurring
Linx Pay
% Growth

Deductions

- Deductions include indirect taxes (PIS, Cofins, ISS, and INSS), cancellations, rebates and others.
- Deductions were projected based on average percentage of gross revenue, observed historically, except for INSS.
- INSS deduction was projected only for second half of 2020, based on percentage of gross revenue observed historically, assuming the end of payroll tax exemption in the end of 2020. As of fiscal year 2021 on, INSS was projected as an operating expenses.

Deductions (R$ million)

12.6%
12.9%
12.8%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
99
117
128
100
114
128
140
153
166
180
194
207
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Gross Revenue

Confidential
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TOTVS S.A. 30

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Please refer to Portuguese version.

Projections and Assumptions
Net Revenue and Costs of Services Rendered

Net Revenue

- Net revenue was projected as follows:

Net Revenue (R$ million)

15.0%
10.4%
15.2%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
686
788
870
1,002
1,141
1,277
1,401
1,524
1,657
1,803
1,941
2,067
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% Growth

Costs of Services Rendered

Costs comprise salaries, payroll taxes, link expenses, third-party services, travel expenses, among others, net of depreciation and amortization.

- Costs of services rendered as a percentage of net revenue has shown a downward trend from 2018 to the first half of 2020, mainly explained by operating leverage of investments in prior acquisitions by IFRS 16 adoption.
- Projection was based on mix of services rendered by the **Company**, assuming economies of scale in cost of support and margin gain in cost of services, as follows:

Costs of Services Rendered (R$ million)

28.6%
27.0%
25.4%
23.5%*
22.8%
22.4%
22.1%
21.8%
21.5%
21.3%
21.2%
21.2%
196
213
221
236
260
286
310
332
356
384
412
439
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Net Revenue

* Reduction in percentage of net revenue is explained mainly by the end of payroll tax exemption (increase in net revenue).

Confidential
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TOTVS S.A. 31

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Projections and Assumptions

Operating Expenses

Operating Expenses

Operating expenses comprise personnel, marketing, sales, research and development and other expenses.

- Historically, operating expenses as a percentage of net revenue has been increasing due to investments in sales and R&D team, mainly involving Linx Core and Franchise team, aiming to reinforce Linx Digital and Linx Pay new offers cross-selling.
- Additionally, SOX requirement compliance project, and Hiper, Millennium, SetaDigital, PingPag and Neemo consolidation expenses, also contributed to operating expenses increase from 2018 to first semester of 2020.

Expenses were projected assuming its respective fixed and/or variable nature based on following assumptions:

- General and administrative expenses and sales and marketing expenses: projected based its respective fixed and variable nature, being the fixed portion adjusted by inflation, considering scale gains until 2026.
- Research and development expenses: projected based on historical investments figures, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.
- Other expenses: projected based on historic figures, adjusted by long-term inflation expectations.

- Synergies:
  - Projection contemplates only synergies that, according to discussions with **TOTVS**' Management, would be captured naturally by any market player. These synergies include reduction of operating expenses common to companies, such as infrastructure expenses, back-office departments, governance, optimization of sales and marketing areas.
  - Economy with operating expenses synergies was estimated starting in 2021, growing until 2023, when synergies are expected to be fully captured, generating savings of around R$ 60 million per year.

Margin gain over projection period is mainly explained by capture of synergies, which start to take effect from 2021 gradually, as follows:

Operating Expenses (R$ million)

47.0% 48.4% 49.4% 50.2% 45.5% 42.9% 41.7% 40.7% 40.4% 40.2% 40.1% 40.1%
47.0% 48.4% 49.4% 49.3% 41.4% 37.6% 36.5% 35.6% 35.3% 35.1% 35.0% 35.0%
322 381 429 504 519 547 585 620 669 725 779 829
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
Projected
Synergies
% of Net Revenue - ex - Synergies
% of Net Revenue - Synergies

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TOTVS S.A. 32

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Projections and Assumptions

EBITDA, Depreciation and Amortization and Leasing

EBITDA

EBITDA margin increase from 2018 to 2020 is mainly explained by operating leverage of companies acquisitions, IFRS 16 adoption, and initiatives related to **Linx**'s responses to COVID-19 pandemic, such as staff adjustment and building expenses reduction due to renegotiations.

Based on assumptions aforementioned, **Linx** historical and projected EBITDA is shown as follows:

EBITDA (R$ million)

24.4% 24.7% 25.2% 26.2% 31.7% 34.7% 36.1% 37.5% 38.2% 38.5% 38.7% 38.7%
24.4% 24.7% 25.2% 25.3% 27.6% 29.5% 31.0% 32.4% 33.1% 33.4% 33.6% 33.6%
168 194 219 263 362 444 506 571 632 695 751 800
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
EBITDA ex-Synergies
Synergies
% EBITDA Margin - ex - Synergies
% EBITDA Margin - Synergies

Depreciation and Amortization

Depreciation and amortization projection was based on the rates currently practiced by **Company**, based on information reported by **Linx** in its audited financial statements.

Leasing

In 2019, **Linx** started to book its leases in accordance with IFRS 16 accounting standard. As of June 30th, 2020, lease and right-of-use comprised properties, equipment and cloud leasing.

Lease payments were based on figures booked on June 30th, 2020, considering leases renewal in the long-term.

Leasing (R$ million)

2.1% 4.5% 4.1% 3.8% 3.6% 3.4% 3.3% 3.1% 3.0% 2.9%
9 45 47 49 50 52 54 56 58 60
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Projected
% of Net Revenue

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TOTVS S.A. 33

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Projections and Assumptions

Income Tax and Social Contribution and CAPEX

Income Tax and Social Contribution

Income tax (IR) and social contribution (CSLL) were projected in accordance with current Brazilian Tax Legislation, based on the actual profit tax regime, considering:

- Tax loss carryforward (NOLS's) which was projected according to schedule presented in **Linx**'s audited financial statements as of June 30th, 2020.
- Distribution of Interest on Equity (JSCP) which was based on historical figures disclosed by **Linx** and in accordance with current tax legislation.
- Intangible assets and goodwill tax amortization benefit generated on previous acquisitions made by **Linx**, according to information disclosed by **Linx** on its Investor Relations website.
- Potential tax amortization benefit of intangible assets step up value and goodwill generated by the proposed Transaction, which was projected based on **Linx**'s Business Plan, assessment of potential intangible assets fair value and **TOTVS**' Management perspectives for Transaction structuring to take advantage of this benefit.

CAPEX

Capex projection includes investments in fixed assets and software development (capitalization of R&D).

- Fixed Assets: Investments in property, plant, and equipment were projected based on historical figures adjusted by inflation.
- Intangible Assets: Research and development spending on software development was projected based on historical investments, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.

CAPEX (R$ million)

7.4%
6.6%
6.1%
5.7%
5.4%
5.2%
4.9%
4.7%
4.6%
4.5%
32
67
69
72
75
79
82
85
89
93
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Fixed Assets
Intangible Assets
% of Net Revenue

Confidential
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TOTVS S.A. 34

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Please refer to Portuguese version.*

Projections and Assumptions

Working Capital and Economic Adjustments

Working Capital

Main operating assets and liabilities (working capital) were projected in accordance with **Linx**'s observed historical terms.

Economic Value Adjustments (Non-Operating Assets and Liabilities)

Non-operating assets and liabilities added or deducted from **Linx** Enterprise Value were based on Balance Sheet as of valuation base date and are presented as follows:

Economic Value Adjustments	Note	R$ million
Cash and equivalents		630
Loans and financing		(202)
Accounts payable for acquisitions of subsidiaries	(a)	(106)
Deferred taxes and Provision for contingencies	(b)	(18)
Others	(c)	(3)
Total		**301**

Notes

(a) **Accounts payable for acquisitions of subsidiaries:** payments due to former shareholders of acquired companies.

(b) **Deferred taxes and Provision for contingencies:** provisions for contingencies, according to notes 21.2 and 24 of financial statements as of June 30th, 2020.

(c) **Others**: retentions for acquired contingencies, Napse guarantee deposits, accounts payable to former shareholders, installment of taxes and contributions, and advance dividends.

Confidential
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TOTVS S.A. 35

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Valuation Results

Confidential
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TOTVS S.A.

Valuation Results

Economic Value

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Based on the scope of our analysis, the methodology adopted, assumptions, considerations, and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Benei	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

Confidential
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TOTVS S.A. 37

*Free Translation – For readers' convenience only.
Please refer to Portuguese version.*

Appendix

Confidential
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TOTVS S.A.

Appendix

Projected Income Statement

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Please refer to Portuguese version.

(R$ million)

Income Statement	jul-dec 20	2021	2022	2023	2024	2025	2026	2027	2028	2029
Gross Revenue	**514**	**1,103**	**1,255**	**1,405**	**1,541**	**1,676**	**1,823**	**1,984**	**2,136**	**2,274**
% Growth	13.6%	10.5%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Deductons	(66)	(100)	(114)	(128)	(140)	(153)	(166)	(180)	(194)	(207)
% Net Revenue	-12.8%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%
Net Revenue	**448**	**1,002**	**1,141**	**1,277**	**1,401**	**1,524**	**1,657**	**1,803**	**1,941**	**2,067**
% Growth	13.7%	15.2%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Operating Costs and Expenses	**(331)**	**(740)**	**(779)**	**(833)**	**(895)**	**(952)**	**(1,025)**	**(1,109)**	**(1,191)**	**(1,267)**
% Net Revenue	-73.8%	-73.8%	-68.3%	-65.3%	-63.9%	-62.5%	-61.8%	-61.5%	-61.3%	-61.3%
EBITDA[1]	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
% Net Revenue	26.2%	26.2%	31.7%	34.7%	36.1%	37.5%	38.2%	38.5%	38.7%	38.7%
. Depreciation and Amortization	(59)	(131)	(120)	(107)	(89)	(77)	(81)	(81)	(83)	(87)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
Profit / (Loss) Before Tax	**49**	**86**	**195**	**288**	**367**	**442**	**498**	**559**	**610**	**653**
% Net Revenue	10.9%	8.6%	17.1%	22.5%	26.2%	29.0%	30.0%	31.0%	31.4%	31.6%
. Income Tax/Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
% IT and SC	7.5%	12.0%	21.4%	24.5%	31.2%	32.3%	32.7%	32.6%	32.7%	32.7%
Net Profit/(Loss)	**45**	**76**	**153**	**217**	**253**	**299**	**335**	**377**	**411**	**440**
% Net Revenue	10.1%	7.6%	13.4%	17.0%	18.0%	19.6%	20.2%	20.9%	21.1%	21.3%

[1]EBITDA considering synergies

Confidential
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TOTVS S.A. 39

Appendix

Projected Cash Flow

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(R$ million)

Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
EBITDA	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
. Working Capital variation	(14)	(33)	(25)	(24)	(19)	(22)	(25)	(28)	(26)	(24)
EBITDA (Net Working Capital)	**103**	**230**	**337**	**419**	**487**	**550**	**607**	**667**	**724**	**776**
. CAPEX	(32)	(67)	(69)	(72)	(75)	(79)	(82)	(85)	(89)	(93)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
. Income Tax and Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
Free Cash Flow	**58**	**107**	**179**	**228**	**247**	**276**	**309**	**344**	**379**	**410**

Confidential
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TOTVS S.A. 40

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Deloitte refers to a Deloitte member firm, one of its related entities, or Deloitte Touche Tohmatsu Limited ("DTTL"). Each Deloitte member firm is a separate legal entity and a member of DTTL. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte is a leading global provider of audit and assurance, consulting, financial advisory, risk advisory, tax and related services. Our network of member firms in more than 150 countries and territories serves four out of five Fortune Global 500® companies. Learn how Deloitte's approximately 312,000. people make an impact that matters at www.deloitte.com.

Confidential
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TOTVS S.A.

Katrina Participações S.A.

Appraisal report on equity

calculated based on accounting records as of July 31, 2020

Annex 4.11 of the Protocol and Justification

Fairness Opinion

24

Banco Itaú BBA S.A.

Name: Roderick Sinclair Greenlees
Position: Managing Director

Name: Ubiratan dos Santos Machado
Position: Managing Director

Annex 4.12 of the Protocol and Justification

Pro Forma Balance Sheet

25

TOTVS S.A.
Balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Katrina (i)	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Ativo circulante						
Caixa e equivalentes de caixa	1.264	43	-	-		1.307
Aplicações financeiras	295	572	-	-		867
Contas a receber	1.160	322	-	-		1.482
Outros créditos	116	74	-	-		190
Ativo circulante total	**2.835**	**1.011**	-	-		**3.846**
Ativo não circulante						
Imobilizado	169	105	-	-		274
Direito de uso	218	110	-	-		328
Intangível	502	282	-	1.350	(a)	2.134
Ágio	1.089	915	-	3.445	(b)	5.449
Outros créditos	348	61	-	-		409
Ativo não circulante total	**2.326**	**1.473**	-	**4.795**		**8.594**
Total do ativo	**5.161**	**2.484**	-	**4.795**		**12.440**
Passivo circulante						
Debêntures	404	-	-	-		404
Obrigações de cotas sênior e mezanino	990	-	-	-		990
Outros passivos	724	440	-	30	(c)	1.194
Passivo circulante total	**2.118**	**440**	-	**30**		**2.588**
Passivo não circulante						
Empréstimos, financiamentos e arrendamentos a pagar	190	215	-	-		405
Debêntures	-	-	-	1.112	(d)	1.112
Provisão para contingências	136	20	-	-		156
Tributos diferidos	-	83	-	459	(e)	542
Outros passivos	200	46	-	-		246
Passivo não circulante total	**526**	**364**	-	**1.571**		**2.461**
Patrimônio líquido	2.517	1.680	-	3.194	(f)	7.391
Total do passivo e do patrimônio líquido	**5.161**	**2.484**	-	**4.795**		**12.440**

(i) Os saldos da Katrina Participações S.A. são inferiores a R$1 milhão de reais.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

1

TOTVS S.A.

Demonstração do resultado condensado não auditado *pro forma* para o período de seis meses findo em 30 de junho de 2020

(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	1.229	422	-		1.651
Custos dos serviços prestados	(365)	(139)	-		(504)
Lucro bruto	**864**	**283**	-		**1.147**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(212)	(76)	-		(288)
Despesas comerciais e marketing	(251)	(55)	-		(306)
Despesas gerais e administrativas	(230)	(134)	(33)	(a)	(397)
Outras receitas (despesas)	1	(7)	-		(6)
	(692)	**(272)**	**(33)**		**(997)**
Lucro operacional antes do resultado financeiro	**172**	**11**	**(33)**		**150**
Resultado financeiro	**6**	**(13)**	**(22)**	(d)	**(29)**
Lucro antes do imposto de renda e contribuição social	**178**	**(2)**	**(55)**		**121**
Imposto de renda e contribuição social	(57)	(4)	19	(g)	(42)
Lucro (prejuízo) líquido do período das operações continuadas	**121**	**(6)**	**(36)**		**79**
Atribuível a					
Controladores	121	(6)	(36)		79
Não controladores	-	-	-		-
Lucro por ação					
Lucro básico por ação - em Reais	0,2100				0,1056
Lucro diluído por ação - em Reais	0,2078				0,1047
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	568.969		179.429	2.1	748.398
Diluído	575.191		179.429	2.1	754.620

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

2

TOTVS S.A.

Demonstração do resultado condensado não auditado *pro forma* para o exercício findo em 31 de dezembro de 2019

(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	2.282	788	-		3.070
Custos dos serviços prestados	(744)	(272)	-		(1.016)
Lucro bruto	**1.538**	**516**	-		**2.054**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(398)	(93)	-		(491)
Despesas comerciais e marketing	(664)	(145)	-		(809)
Despesas gerais e administrativas	(175)	(220)	(65)	(a)	(460)
Outras receitas (despesas)	24	23	-		47
	(1.213)	**(435)**	**(65)**		**(1.713)**
Lucro operacional antes do resultado financeiro	**325**	**81**	**(65)**		**341**
Resultado financeiro	**(1)**	**(17)**	**(44)**	(d)	**(62)**
Lucro antes do imposto de renda e contribuição social	**324**	**64**	**(109)**		**279**
Imposto de renda e contribuição social	(70)	(25)	37	(g)	(58)
Lucro (prejuízo) líquido do exercício das operações continuadas	**254**	**39**	**(72)**		**221**
Atribuível a					
Controladores	253	39	(72)		220
Não controladores	1	-	-		1
Lucro por ação					
Lucro básico por ação - em Reais	0,3868				0,3048
Lucro diluído por ação - em Reais	0,3835				0,3028
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	542.358		179.429	2.1	721.787
Diluído (i)	547.125		179.429	2.1	726.554

(i) Média ponderada de número de ações ordinárias em circulação de 2019 foram multiplicadas por 3 para melhor conforme desdobramento das ações ocorrido em 27 de abril de 2020.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

3

NOTAS EXPLICATIVAS ÀS INFORMAÇÕES FINANCEIRAS CONDENSADAS NÃO AUDITADAS *PRO FORMA*
(Em milhões de reais, exceto quando indicado de outra forma)

1. DESCRIÇÃO DA TRANSAÇÃO E BASE DE APRESENTAÇÃO ÀS INFORMAÇÕES FINANCEIRAS CONDENSADAS NÃO AUDITADAS *PRO FORMA*

a) Descrição da transação

Em 14 de agosto de 2020 ("Data da Proposta"), a TOTVS S.A. ("TOTVS") apresentou uma proposta de combinação de negócios aos acionistas da Linx S.A. ("Linx") de forma igualitária e equânime, que se materializada, tornará a Linx uma subsidiária integral da TOTVS por meio de uma incorporação de ações (*"Transação"*), de acordo com a legislação brasileira vigente.

Como parte da Transação:

- A TOTVS contribuirá com capital em dinheiro, no montante de R$1.125.000.000,00 (um bilhão, cento e vinte e cinco milhões de reais), para uma subsidiária integral, Katrina Participações S.A. ("Holding"), mediante a emissão de 163.500.000 novas ações ordinárias, nominativas e sem valor nominal;

- Em seguida; uma ação ordinária da Linx será trocada por 4 (quatro) ações ordinárias e 1 (uma) ação preferencial resgatável de emissão da Holding, que emitirá 717.714.948 ações ordinárias e 179.428.737 ações preferenciais resgatáveis (assumindo que não haverá mais emissão de ações da Linx ou TOTVS até data da conclusão da Transação). Como resultado dessa troca de ações, a Linx se tornará uma subsidiária integral da Holding criada para este fim;

- Imediatamente após a emissão de ações ordinárias e preferenciais resgatáveis, todas as ações preferenciais resgatáveis emitidas pela Holding serão resgatadas por R$6,20 para cada ação em dinheiro (o qual poderá ser ajustado antes da Data de Fechamento conforme descrito abaixo). Uma vez resgatadas, as ações preferenciais da Holding serão canceladas contra a reserva de capital;

- Na mesma data, como ato subsequente e interdependente do resgate, ocorrerá a incorporação da Holding pela TOTVS, pelo valor patrimonial contábil da Holding (já considerados os efeitos do aumento de capital da Holding, da incorporação das ações da Linx e do resgate), com a consequente extinção da Holding e sucessão, pela TOTVS, de todos os seus bens, direitos e obrigações, com a consequente migração dos Acionistas da Linx para o quadro acionário da TOTVS;

- Como resultado da incorporação da Holding, serão emitidas, em favor dos acionistas da Linx (naquele momento já acionistas da Holding), 179.428.737 novas ações ordinárias de emissão da TOTVS, todas nominativas e sem valor nominal, em substituição às 717.714.948 ações ordinárias de titularidade da Holding.

Todas as etapas anteriores ocorrerão simultaneamente e serão condicionadas à eficácia de cada uma das outras etapas. A Transação resultará na obtenção de controle integral da Linx pela TOTVS; mediante (i) a emissão, na Data da Transação, de 179.428.737 ações da TOTVS a serem entregues aos atuais acionistas da Linx, em troca das ações ordinária da Linx, e (ii) ao pagamento à vista de R$6,20 para cada ação preferencial da Holding. Caso a Transação seja postergada por um período superior a seis meses da Data da Proposta o valor de R$6,20 por ação preferencial da Holding passará a ser atualizado pela taxa do Certificado de Depósito Interbancário ("CDI"). Entretanto, como transações dessa natureza estão sujeitas à aprovação do Conselho Administrativo de Defesa Econômica ("CADE"), caso a transação não seja materializada, a TOTVS pagará a Linx, a título de multa, o valor de R$100 milhões, respeitando assim os limites legais do direito brasileiro para a imposição de cláusulas penais dessa natureza, inclusive quanto à soberania da assembleia geral dos acionistas da Linx no exame de qualquer proposta de deliberação dependente da mesma assembleia.

A contraprestação em dinheiro a ser paga aos atuais acionistas da Linx e demais gastos de reestruturação relacionados à Transação da Linx serão financiados através de recursos do financiamento a serem obtidos pela TOTVS. Este desembolso está condicionado, entre outras condições habituais, à conclusão da Transação. A TOTVS assumirá compromissos com certas instituições financeiras para fornecer linhas de financiamento em um montante agregado de até R$1,5 bilhões.

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Os detentores das Ações Depositárias Americanas ("ADS") da Linx terão o direito de receber, em troca de cada ADS: (i) 179.428.737 ADSs da TOTVS (representando 179.428.737 ações da TOTVS), a ser entregue assim que possível após a Data da Transação e (ii) pagamento em dinheiro de R$6,20 para cada ação, atualizado pelo CDI, a partir do sexto mês, contado da proposta de Transação apresentada pela TOTVS aos acionistas da Linx.

Com a conclusão da Transação, a TOTVS tomará as ações necessárias para (i) arquivar uma declaração de registro na *U.S Securities and Exchange Commision* ("SEC") e (ii) listar as ADSs da TOTVS na *New York Stock Exchange* ("NYSE").

Após a conclusão da Transação, as ações e as ADSs da Linx deixarão de ser negociadas no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão ("B3") e na NYSE, respectivamente.

b) Base de elaboração das informações financeiras condensadas não auditadas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram preparadas e são apresentadas conforme a Orientação Técnica OCPC 06 – "Apresentação de Informações Financeiras *Pro Forma*" emitida pelo Comitê de Pronunciamentos Contábeis ("CPC"), aprovada pela CVM. O balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020 baseia-se nos balanços patrimoniais consolidados históricos da TOTVS e da Linx, e dá efeito em uma base *pro forma* para a Transação, como se essa tivesse sido consumada em 30 de junho de 2020. As demonstrações do resultado condensadas *pro forma* não auditadas para o período de seis meses findo em 30 de junho de 2020 e para o exercício fiscal findo em 31 de dezembro de 2019 baseiam-se nas demonstrações do resultado históricas consolidadas da TOTVS e da Linx, dando efeito à Transação, como se essa tivesse ocorrido em 1º de janeiro de 2019.

As informações financeiras condensadas não auditadas *pro forma* se baseiam nas:

- Demonstrações financeiras intermediárias consolidadas da TOTVS para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo *International Accounting Standards Board* ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da TOTVS para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião;

- Demonstrações financeiras intermediárias consolidadas da Linx para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo International Accounting Standards Board ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da Linx para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião.

As informações financeiras condensadas não auditadas *pro forma* devem ser lidas em conjunto com as demonstrações financeiras históricas e as notas explicativas relacionadas nela contidas. Os ajustes *pro*

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forma baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas, sendo que os resultados reais podem diferir dos ajustes *pro forma*. Entretanto, a Administração acredita que essas estimativas e premissas fornecem uma base razoável para apresentar os efeitos significativos das transações contempladas e que os ajustes *pro forma* são factualmente suportáveis e dão efeito adequado a essas estimativas e premissas.

As informações financeiras condensadas não auditadas *pro forma* refletem a Transação utilizando o método de aquisição estabelecido pelo CPC15(R1)/IFRS 3 - Combinações de Negócios ("CPC15(R1)/IFRS 3"), onde a TOTVS é tratada como a Adquirente. O CPC15(R1)/IFRS 3, exige, entre outras coisas, que os ativos adquiridos e passivos assumidos sejam reconhecidos aos seus valores justos na data de aquisição. Mensuração ao valor justo, pode ser altamente subjetivo, e é possível que outros profissionais, aplicando julgamento razoável aos mesmos fatos e circunstâncias, possam desenvolver resultados diferentes. Além disso, a contraprestação transferida deve ser mensurada na data de aquisição pelo preço de mercado e este requerimento particular resultará em uma contraprestação transferida diferente dos montantes assumidos nas informações financeiras condensadas *pro forma* não auditadas. A contabilização da aquisição é dependente de análises e estudos da mensuração dos valores justos (*valuation*) que estão em andamento e serão finalizados na data da Transação. Os resultados desses estudos dependem de informações do mercado e condições que ocorrerão nessa data. Dessa forma, os ajustes *pro forma* são preliminares e foram preparados com o exclusivo propósito de apresentar informações financeiras condensadas não auditadas *pro forma*. Divergências entre as estimativas preliminares e a contabilização final da aquisição podem ocorrer e essas divergências podem gerar impactos materiais nas informações financeiras condensadas não auditadas *pro forma* e nos resultados das operações ou da posição financeira consolidada em períodos futuros.

As informações financeiras condensadas não auditadas *pro forma* foram apresentadas apenas para fins ilustrativos. As informações financeiras condensadas não auditadas *pro forma* não pretendem representar o que os resultados reais consolidados das operações ou a posição financeira consolidada da TOTVS teriam sido se a Transação proposta tivesse ocorrido nas datas assumidas, e, consequentemente, não são necessariamente indicativos dos resultados das operações em períodos futuros ou da posição financeira consolidada.

A TOTVS e a Linx ainda não finalizaram os planos formais para a combinação das operações das duas entidades. Consequentemente, passivos adicionais podem ser incorridos em conexão com a Transação e com qualquer reestruturação societária definitiva. Estes passivos e custos adicionais não foram contemplados neste documento porque as informações necessárias para estimar razoavelmente estes custos e para elaborar planos de reestruturação detalhados não estão disponíveis. Estes custos serão reconhecidos quando incorridos em períodos futuros.

As informações financeiras condensadas *pro forma* não auditadas não refletem nenhuma otimização de custos, sinergias operacionais ou crescimento da receita, que a TOTVS possa experimentar com o resultado da Transação. Adicionalmente não refletem os custos para integrar as operações da TOTVS e Linx ou os custos necessários para atingir essas otimizações de custo e sinergias operacionais, como fornecimento, desenvolvimento e eficiência da estrutura administrativa e crescimento de receita.

2. Ajustes e premissas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram elaboradas e apresentadas com base nas demonstrações financeiras consolidadas históricas da TOTVS e da Linx, e os ajustes *pro forma* foram determinados com base em premissas e nas melhores estimativas da Administração da TOTVS e incluem os seguintes ajustes:

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2.1. Contraprestação estimada a ser transferida

Está apresentado abaixo uma estimativa preliminar da contraprestação a ser transferida pela TOTVS a Linx:

	Ações em circulação da Linx	Plano de opções de compra de ações e ações restritas da Linx (***)	Total
Número de ações ordinárias da Linx em 30 de junho de 2020, o qual será trocada por uma ação ordinária da TOTVS	175.282.969	4.145.768	**179.428.737**
Multiplicado pelo valor de mercado das ações da TOTVS em 28 de setembro de 2020 (*) (em R$)........	R$27,33	R$27,33	**R$27,33**
Contraprestação da emissão de ações estimada a ser transferida (Em milhões de reais)........	4.790	113	**4.904**
Contraprestação em caixa estimada (**) (Em milhões de reais)........	1.087	26	**1.112**
Valor justo da contraprestação estimada a ser transferida (Em milhões de reais).............	5.877	139	**6.016**

(*) Representa o preço de mercado das ações da TOTVS em 28 de setembro de 2020. Utilizando como premissa a cotação da ação da TOTVS entre a Data da Proposta e a data do presente documento, que é um intervalo de possíveis resultados baseado no percentual de aumentos e baixas foi determinado que este é razoável à luz da volatilidade do mercado, baseado nas flutuações diárias e nos desvios padrões associados, tendo em vista que as cotações das ações da TOTVS anteriores a Data da Proposta valorizaram em função de outros eventos não relacionados à Transação. Com base nessa volatilidade, uma variação de 1% para 39% no preço de mercado mudaria a contraprestação transferida estimada em R$49 milhões a R$1.912 milhões.

(**) A contraprestação em dinheiro representa o valor estimado a ser pago aos detentores das Ações Preferenciais da Holding por R$6,20 para cada ação, que poderá ser atualizado pelo CDI, a partir do sexto mês contado da data em que foi apresentada a proposta de Transação pela TOTVS aos acionistas da Linx até a data do fechamento da transação, assumindo a premissa de que os acionistas da Linx não irão exercer seu direito de recusar a proposta da TOTVS.

(***) Considera 4.145.768 ações referente ao *vesting* antecipado dos planos de opções de compra de ações e de ações restritas da Linx, assumindo a premissa de que as mesmas serão convertidas/emitidas em ações da Linx no momento da transação.

2.2. Valor justo estimado dos ativos adquiridos e passivos a serem assumidos

A TOTVS realizou uma análise preliminar de avaliação do valor justo dos ativos da Linx a serem adquiridos e passivos a serem assumidos, baseado em informações disponíveis a data destas informações financeiras condensadas *pro forma* não auditadas. Utilizando a contraprestação total para a Transação, a TOTVS estimou a alocação do preço de compra. A tabela a seguir resume a alocação do preço de compra preliminar como se a Data da Transação tivesse ocorrido em 30 de junho de 2020 (em milhões de reais):

	Em milhões de R$	
Valor justo estimado da contraprestação total a ser transferida (Nota 2.1.)............	**6.016**	
(-) Valor justo dos ativos a serem adquiridos		
Caixa e equivalentes de caixa..................	43	
Contas a receber..................	322	
Outros ativos circulantes..................	646	
Imobilizado..................	105	
Direito de uso..................	110	
Outros ativos não circulantes..................	61	
Intangível..................	1.632	
(+) Valor justo dos passivos a serem assumidos		
Outros passivos circulantes..................	275	
Provisão para contingências..................	20	(*)

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Empréstimos e financiamentos……………………………………………………..	202
Arrendamentos a pagar…………………………………………………………….	109
Tributos diferidos…………………………………………………………………..	459
Contas a pagar por aquisição de controladas……………..	106
Outros passivos não circulantes..	92
Ágio total *pro forma*	**4.360**

(*) Em relação aos passivos contingentes assumidos, o valor demostrado no quadro corresponde ao valor histórico das contingências registradas, uma vez que a avaliação é preliminar. A TOTVS não reconheceu passivo contingente como previsto no IFRS 3, tendo em vista as informações disponíveis. A TOTVS aplicará a normativa contábil do IFRS 3 (parágrafo 23) no qual um passivo contingente é reconhecido na data da aquisição da transação desde que: (i) represente uma obrigação presente oriunda de eventos passados e (ii) possa ser mensurado de forma confiável, quando a Transação for consumada.

Esta alocação do preço de compra preliminar foi utilizada para preparar os ajustes *pro forma* nas informações financeiras condensadas não auditadas *pro forma*. A alocação do preço de compra final será determinada quando a TOTVS tiver concluído as avaliações detalhadas e os cálculos necessários na data de fechamento da transação. A alocação final pode diferir materialmente da alocação preliminar utilizada nos ajustes *pro forma*. A alocação final pode incluir (1) mudanças no valor da contraprestação a ser transferida, (2) mudanças nos valores justos dos ativos intangíveis, como marca, software e relacionamento com clientes, bem como o residual do ágio, e (3) outras alterações nos valores justos dos ativos e passivos.

Os ajustes *pro forma* baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas e, portanto, os efeitos reais dessas transações podem divergir dos ajustes *pro forma*. Incluímos apenas ajustes materiais que sejam diretamente atribuíveis à proposta da Transação, devidamente suportados e que se espera que impactem continuamente os resultados consolidados que foram incluídos nas informações financeiras condensadas não auditadas *pro forma*.

2.3. Ajustes *pro forma*

Uma descrição geral dos ajustes *pro forma* está apresentada abaixo:

a) Intangível

O ajuste a valor justo dos ativos intangíveis é composto pelo seguinte:

					Despesa com amortização estimada *pro forma* utilizando o método linear	
	Natureza	**Metodologia**	**Valor justo estimado (em milhões de reais)**	**Vida útil estimada**	**Exercício findo em 31 de dezembro de 2019** (em milhões de reais)	**Período de seis meses findo em 30 de junho de 2020** (em milhões de reais)
1. Marcas	Representa o valor justo da marca "Linx", que é reconhecida na América Latina e exerce influência no processo de decisão de compra pelos clientes.	Isenção de royalties	49	15	3	2
2. Software	Representa o valor justo dos softwares desenvolvidos pela Linx.	Isenção de royalties	273	15	18	9
3. Carteira de clientes	Representa o valor justo da carteira de clientes e do relacionamento com clientes	Excesso de resultados multianuais	1.028	23,5	44	22
Total			**1.350**		**65**	**33**

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Seguem-se as premissas subjacentes materiais utilizados na determinação dos ajustes de estimativa de valor justo sobre ativos intangíveis:

	Marcas	Software
Base de receita líquida…………..	A análise de valor justo da Marca da Linx considerou uma base de receita de 100% do total de receita, uma vez que todos os serviços comercializados são associados a marca da Linx.	A análise de valor justo foi baseada no total da receita potencial atrelada aos Softwares comercializados pela Linx.
Taxa de royalties (*).....................	1%	9%
Vida útil...	15 anos	15 anos
Impostos..	Alíquota nominal de 34%	
Benefício fiscal da amortização..	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.	
Taxa de desconto..........................	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.	

(*) Taxa de Royalties

A taxa total de royalties para Marcas e Software foi baseada na taxa de royalties utilizada em transações históricas similares.

Para a carteira de clientes foi aplicado o método de excesso de resultados multianuais que considera o valor presente dos fluxos de caixa líquidos esperados para serem gerados pela carteira de clientes:

Receita..	A projeção de receita foi baseada na receita operacional e rotatividade estimada
Taxa de atrito.....................................	Taxa de atrito de 0,9% calculada com base na taxa média de renovação dos contratos com clientes recorrentes da Linx, entre 2018 e junho de 2020, conforme divulgado pela Linx em suas demonstrações financeiras.
Vida útil...	A vida útil remanescente foi estimada em 23,5 anos, considerando-se o critério de concentração de aproximadamente 85% do fluxo de caixa total a valor presente do ativo avaliado.
Benefício fiscal da amortização...	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.
Taxa de desconto................................	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.

b) Ágio

O ajuste do ágio do *pro forma* é constituído da seguinte maneira:

	em milhões de *R$*	
Eliminação do saldo histórico de ágio reconhecido nas demonstrações financeiras consolidadas da Linx	(915)	
Reconhecimento do ágio na aquisição..	4.360	Nota 2.2
Total ajustes pro forma..	**3.445**	

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c) Custos de transação

Representa o ajuste dos custos de transação estimados de R$30 milhões relacionados à Transação. Os custos relacionados à Transação consistem em custos de assessoria geral, assessoria jurídica, avaliadores e outros honorários profissionais a serem incorridos.

d) Debêntures e despesas financeiras

O ajuste *pro forma* refere-se à dívida de longo prazo que a TOTVS espera incorrer para o pagamento da contraprestação em dinheiro com a conclusão da Transação. A TOTVS espera contratar uma linha de crédito rotativo de 3 anos no valor R$1.112 milhões destinados a Transação, com juros estimados de 100% do CDI acrescido de 2,1% a.a..

Com base no exposto acima, a despesa de juros *pro forma* para os seis meses encerrados em 30 de junho de 2020 e o ano encerrado em 31 de dezembro de 2019 consiste nos montantes de R$22 milhões e R$44 milhões, respectivamente.

e) Efeito do imposto de renda e contribuição social

Reflete o efeito do imposto de renda e contribuição social nas informações financeiras condensadas não auditadas *pro forma*, com base na alíquota nominal de 34% sobre os ajustes *pro forma*.

f) Patrimônio líquido

O ajuste *pro forma* no patrimônio líquido é composto da seguinte forma:

	Em milhões de reais	
Eliminação das contas de Patrimônio líquido da Linx.........	(1.680)	
Ações a serem emitidas pela TOTVS na finalização da Transação..	4.904	Nota 2.1
Custos da transação	(30)	(c)
Ajuste *pro forma* total	**3.194**	

g) Transações de partes relacionadas

Não há transações entre Linx e TOTVS a serem eliminadas nas informações financeiras condensadas não auditadas *pro forma*.

h) Itens significantes não recorrentes incluídos nas demonstrações financeiras históricas

TOTVS:

Para o período de seis meses findo em 30 de junho de 2020 não houve itens não recorrentes. Já para o exercício findo em 31 de dezembro de 2019, a TOTVS apresentou em suas demonstrações financeiras os seguintes itens não recorrentes que afetaram o lucro líquido antes do imposto de renda:

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EXHIBIT 6

Opinion from the Audit Committee

TOTVS

October 23, 2020

USO RESTRITO

TOTVS S.A.

Corporate Taxpayer ID. (CNPJ/ME) No. 53.113.791/0001-22

Company Registry (NIRE) 35.300.153.171

OPINION FROM THE AUDIT COMMITTEE

The Audit Committee of TOTVS S.A. (the “Company”), according to the duties set forth in Article 23 of the Company's Bylaws, examined the proposal for corporate restructuring that will result in the ownership, by the Company, of all shares issued by Linx S.A. (“Linx”), embodied in the draft Protocol and Justification of the Merger of Linx's shares by Katrina Participações S.A. (“Katrina”), a corporation whose shares are on this date wholly owned by the Company, followed by the acquisition of Katrina by the Company, prepared by the Company's management to be subsequently submitted to Linx's shareholders, and their respective exhibits (“Protocol and Justification”). Based on the documents examined and the clarifications provided by the Company's management, the undersigned audit committee members hereby give their favorable opinion to the proposal contained in said Protocol and Justification, and express themselves in favor that such proposal is approved at the Extraordinary General Shareholders' Meeting of the Company.

São Paulo, October 23, 2020.

Members of the Audit Committee:

_________________________________________

Gilberto Mifano

________________________________________

Mauro Rodrigues da Cunha

EXHIBIT 7

TOTVS S.A.

Corporate Taxpayers' ID (CNPJ) No. 53.113.791/0001-22

Company Registry (NIRE) 35.300.153.171

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 23, 2020

1.               DATE, TIME AND PLACE: October 23, 2020, at 12:00 p.m., pursuant to article 17 and 28 of the Charter of the Board of Directors of TOTVS S.A. (“TOTVS" or "Company”).

2.               PRESIDING MEMBERS: Chairman: Mr. Laércio José de Lucena Cosentino; Secretary: Ms. Téssie Massarão Andrade Simonato.

3.               CALL AND ATTENDANCE: Call notice was duly carried out, pursuant to article 18, paragraph 1 of TOTVS' Bylaws and article 15 of the Board of Directors’ Charter. All the members of the Board of Directors (the “Board”) were present, namely: Messrs. Laércio José de Lucena Cosentino, Eduardo Mazzilli de Vassimon, Gilberto Mifano, Guilherme Stocco Filho, Mauro Rodrigues da Cunha, and Misses. Maria Letícia de Freitas Costa and Sylvia de Souza Leão Wanderley. Mr. Dennis Herszkowicz, the CEO of TOTVS, was also present.

4.               AGENDA: (i) Analysis of the management's proposal on the combination of businesses with Linx S.A. (“Linx" and "Management Proposal”) to be submitted to shareholders at the Company's Extraordinary Shareholders Meeting (“TOTVS-Linx EGM”); (ii) Approval of the Meeting Notice of TOTVS-Linx EGM.

5.               RESOLUTIONS:

(i) The Management Proposal was presented to the Board of Directors, and after analysis and discussions, the proposal was approved unanimously and without reservations and, furthermore, (ii) the meeting notice of TOTVS-Linx EGM was approved by the Chairman of the Board of Directors, and the Executive Board is hereby authorized to take, in due course, all applicable measures related to such meeting notice.

6. APPROVAL AND SIGNATURE OF THE MINUTES: With no other matter to discuss, the Chairman called the meeting to a close. These minutes were read and approved, without reservations, by all those present. We certify that this is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, October 23, 2020

_______________________________ Laércio José de Lucena Cosentino Chairman

_______________________________ Téssie Massarão Andrade Simonato Secretary